Form 20-F
period 2002-12-31
CONSOLIDATED MERCANTILE INC
filed 2003-07-15
CIK 784012

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON,DC 20549

                                    FORM 20-F

(Mark One)
         [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

         [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the Fiscal year ended:         December 31, 2002
                                 --------------------

Commission file number                  0-14009
                               -----------------------

                      CONSOLIDATED MERCANTILE INCORPORATED
               (exact name of Company as specified in its charter)

                           PROVINCE OF ONTARIO, CANADA
                  --------------- ----------------------------
                 (Jurisdiction of Incorporation or organization)

                    106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                  Common Shares, no par value
                  Non-Voting, Cumulative, Redeemable, Preference Shares,
                           Series 1, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

                  At June 20, 2003, the Company had outstanding 2,784,520 Common Shares, no par value and 3,076,885 Non-Voting, Cumulative Redeemable, Preference Shares, Series 1, no par value.

                  Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Company was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark which financial statement the Company has elected to follow. Item 17 Item 18 X -- --

This Annual Report consists of XXX pages including this cover page and exhibits.

UNLESS OTHERWISE NOTED, THE DOLLAR AMOUNTS CONTAINED IN THIS REPORT ARE IN CANADIAN CURRENCY ($1 CDN = $0.7358 U.S. AT JUNE 20, 2003) AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA.

Historic rates of exchange appear in Part I, Item 3 of this report. The effect of material differences between Canadian and United States generally accepted accounting principles which would bear upon the Company's financial statements, are set forth in the Note 16 to the Company's Audited Consolidated Financial Statements which are included in Part IV Item 19 herein.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.  KEY INFORMATION.

A. Selected Financial Data

                        (All Figures in Canadian Dollars)
                 (Prepared in Accordance with Canadian G.A.A.P.)

SUMMARY OF OPERATING DATA

                              Year Ended December 31,
-----------------------------------------------------------------------------------------------------
                                     2002           2001           2000           1999           1998
Sales: ...................   $240,933,774   $225,857,629   $207,205,490   $168,088,403   $104,147,928
Cost of Sales: ...........    179,169,093    172,486,659    158,734,310    130,245,502     81,580,451
                             ------------   ------------   ------------   ------------   ------------
Gross Margin: ............     61,764,681     53,370,970     48,471,180     37,842,901     22,567,477

Expenses: ................     49,429,033     47,149,393     40,033,121     31,458,962     19,791,321

Net Income
  for year: ..............      2,853,318      1,245,392      1,734,665      1,463,656        946,328

Net Income per
  equity share
           - Basic .......   $       0.98   $       0.40   $       0.56   $       0.46   $       0.28
                             ============   ============   ============   ============   ============
           - Fully Diluted   $       0.90   $       0.39   $       0.56   $       0.46   $       0.28
                             ============   ============   ============   ============   ============



SUMMARY OF BALANCE SHEET DATA

                                                  As at December 31 ,
                             2002           2001           2000           1999           1998
Total Assets: ....   $123,341,699   $128,825,637   $121,666,598   $ 93,719,217   $ 78,779,279

Working Capital: .     21,996,446        999,131      13,324,23     13,495,272     13,061,441

Long term debt: ..     30,493,061     16,740,387     31,554,391     23,512,184     22,097,000

Dividends declared
 per equity share:            Nil            Nil            Nil            Nil            Nil

Shareholders'
  Equity .........   $ 21,190,516   $ 18,432,176   $ 17,066,055   $ 15,543,387   $ 14,256,440


         The effect on net income, earnings per share and total assets of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States as described in Note 16 to the Audited Consolidated Financial Statements of Consolidated Mercantile Incorporated are summarized as follows:


                                   Fiscal Year
                               Ended December 31,
                                   2002                2001            2000            1999              1998
Net Income ..............   $     2,926,773   $     1,268,693   $     2,042,668   $    1,815,709   $    1,074,421
Income
 Per Share: Basic .......   $          1.01   $          0.41   $          0.66   $         0.58   $         0.32
            Fully Diluted   $          0.92   $          0.40   $          0.66   $         0.58   $         0.32
Total Assets ............   $   123,470,999   $   128,881,483   $   121,699,143   $   93,443,759   $   78,151,768


     The following table sets forth the high and low exchange rates for each month during the previous six months.




                             C$ HIGH                      C$ LOW
                    C$/US$        US$/C$          C$/US$          US$/C$
May 2003            1.3446         .7437          1.4221          .7032
April 2003          1.4336         .6975          1.4843          .6737
March 2003          1.4659         .6822          1.4905          .6709
February2003        1.4880         .6720          1.5315          .6530
January 2003        1.5220         .6570          1.5750          .6349
December 2002       1.5478         .6461          1.5800          .6329



     The following tables set forth a history of the average exchange rates for the US/Canadian dollar during the last five fiscal years of the Company, calculated using the average of the exchange rates on the last day of each month during the period.


Fiscal Year
Ended December 31,          C$/US$              US$/C$

1998                       1.4894              0.6714
1999                       1.4827              0.6744
2000                       1.4871              0.6724
2001                       1.5519              0.6444
2002                       1.5702              0.6368


Source:  Federal Reserve Statistical Release

     On June 20, 2003 the exchange rate for the US/Canadian dollars was $0.7358 ($1.3590/1US$), based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York. The above averages are calculated from daily noon buying rates.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable

D.  Risk factors

     1. Competition. All aspects of the Company's business are highly competitive. Many of the companies that compete with the Company's protective packaging and pool accessory business have greater financial and other resources, while others are significantly smaller with lower fixed costs and greater operating flexibility. The majority of the competitors with the Company's furniture division are of a similar size.

     2. Fluctuations in Operating Results. Demand and pricing for certain of the Company's protective packaging and pool accessory products are cyclical in nature and are subject to general economic conditions that affect market demand. Demand for certain of these products has historically corresponded to changes in the rate of growth in the U.S. economy and is driven by trends in building, construction and durable goods markets. Growth in the U.S. economy generally stimulates demand for these products. Conversely, a weakening in the U.S. economy tends to decrease demand for these products and may thereby adversely affect the Company's profitability. Demand for furniture is primarily corresponded to the rate of growth in the Canadian economy and is driven by its housing starts. Adverse economic conditions may have a material impact on furniture sales of the Company.

     The Company's operating results are also subject to fluctuations due to a variety of other factors, including availability of raw materials, new designs and new production introduction by the Company or its competitors, and changes in pricing policies by the Company, its competitors, or its suppliers.

     3. Weather Conditions. While the Company's furniture and protective pacakaging businesses are not so highly affected by weather conditions, the principal external factor affecting the Company's pool accessory business is weather. Hot weather and the higher frequency of pool usage in such weather create a need for more pool products. Unseasonably early or late warming trends can increase or decrease the length of the pool season. In addition, unseasonably cool weather and/or extraordinary amounts of rainfall in the peak season will tend to decrease pool usage and, consequently, reduce sale of pool products.

     4. Environmental Regulation. The Company is subject to environmental laws and regulations imposed by governmental authorities in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Although management believes that the Company is in compliance with all such laws and regulations, unforeseen expenditures required to maintain such compliance or correct any violation of such laws and regulations, or unforeseen environmental liabilities, could have a material adverse effect on the Company's business or financial condition.

     5. Raw Materials. The raw materials used by Company are largely derived from oil, natural gas, paper, aluminum, wood, and leather. All of these materials are traded on the international markets and their prices, which vary with international supply and demand, may increase due to various factors beyond the Company's control. Failure to achieve corresponding sales price increases, failure to achieve such increases in a timely manner, sale price erosion without a corresponding reduction in raw material costs or failure to renegotiate favourable raw material supply contracts could have a material adverse effect on the Company.

     6. Product Liability. The Company's pool accessory subsidiaries have been named from time to time as defendants in claims from pool-rated injuries. In each case which has been resolved, the Company's subsidiaries have either prevailed (on the merits or by dismissal) or secured settlement well within insurance coverage limits. The Company believes its products are safe and contain proper use warnings, but avoidance of litigation cannot be assured.

     7. Disruption of Plant Operations. The Company's manufacturing facilities are located on fifteen sites and contain certain specialized engineering equipment. In the event of a major disruption in the operations of a plant, the plant may not be able to recommence operations for an extended period of time. While the Company's operating affiliates maintain property damage and business interruption insurance, there is no assurance that the losses incurred will not exceed the insurance.

     8. Dependence upon Management. The Company's success depends in part on certain key management employees. The experience of these individuals will be a factor contributing to the Company's continued success and growth. If, for any reason, anyone or more of such key personnel do not continue to be active in the Company's management, the operations and business prospects of the Company could be adversely affected.


ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

     Consolidated Mercantile Incorporated (the "Company") carries on business as an investment management holding company with investments in operating companies and subsidiaries in the furniture, specialty covers and packaging.

     The Company was incorporated on August 12, 1940, under the Companies Act of the Province of Ontario under the name of Erie Flooring and Wood Products Limited. It became a public company on December 2, 1948, changed its name to Erie Diversified Industries Ltd. on December 5, 1968, changed its name to Lambda Mercantile Corporation Ltd., on August 10, 1973, changed its name to Consolidated Mercantile Corporation on September 30, 1987 and on October 22, 1998 changed its name to its present name, Consolidated Mercantile Incorporated.


B.  BUSINESS OVERVIEW

Specialty Covers and Packaging

     The Company's packaging and specialty cover division consists of a 44.67% interest in Polyair Inter Pack Inc.("PPK") (56.23%, including by way of voting rights under a shareholder agreement with operating management) which in turn owns 100% of Cantar/Polyair Corporation, a Delaware corporation ("CPC") which manufacturers packaging and specialty cover products ("CPC"). PPK was organized to effect a capital restructuring and initial public offering of this unit which closed on February 20, 1996. PPK offered 2,800,000 common shares including 400,000 shares sold by selling shareholders (including 244,000 by the Company) at $6.00 per share. On April 16, 1996, PPK issued from treasury an additional 420,000 shares at $6.00 per share on exercise of the underwriter's over-allotment option. The Company retains approximately 2,600,000 PPK common shares. At the time of the IPO, PPK also repaid approximately $2,700,000 of its obligations to the Company.

     PPK manufactures and markets packaging and pool products, which are sold to approximately 3,000 distributors in North America. Its packaging products include air bubble products such as Durabubble(R) wrap, EcoLite(R) mailing bags, Star Foam(R) and FlexFoil(R) insulation products; its pool products include Aquacover(R) air bubble solar blankets, safety covers, above ground pools, solar blanket reel systems, water tubes, vinyl liners, vinyl floats and winter covers. PPK's revenues for the fiscal year ending October 31, 2002 were approximately US$120 million, resulting in net income of approximately US$4.4 million. Approximately 86% of PPK's 2002 sales were derived from customers in the United States, where seven of PPK's eleven manufacturing facilities are located.

     Effective November 1, 1999, PPK adopted the U.S. dollar as the reporting currency for its operating results. PPK's sales revenues are generated primarily in the United States in U.S. dollars. The Canadian dollar is the functional currency of PPK's Canadian operations. Income statement results are translated using the average rate of exchange for the year and all assets and liabilities are translated at the year end exchange rate.

     PPK purchases goods and services in both functional currencies. To reduce its exposure to exchange rate fluctuations, PPK may hedge its currency risk based on management's view of currency trends, estimated currency requirements and consultation with PPK's financial advisors.

     Demand and pricing for certain of PPK's protective packaging and pool accessory products are cyclical in nature and are subject to general economic conditions that affect the market demand. Adverse spring weather may affect pool product sales volumes. PPK seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S. and with new product introductions and innovations.

     PPK is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposal of wastes and otherwise relating to protection of the environment. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by PPK.

     In packaging, PPK participates in a large market which is experiencing dramatic growth in North America and most international markets. Management believes the industry will experience ongoing consolidation which will provide strategic acquisition opportunities.

     PPK competes with numerous manufacturers of similar products as well as alternative packaging products such as paper, cardboard, and styrene chips. With respect to similar products, PPK's largest competitors are Sealed Air Corporation, with 2002 world wide revenues of US$3.2 billion, and Pactiv Corporation with 2002 world wide revenues of US$2.9 billion.

     Based on statistics provided in the most recent pool and spa market study available from the National Spa and Pool Institute, PPK considers itself a leading North American supplier of solar pool covers. No single company has a dominant share of the market for solar pool covers or any other pool-related product line. PPK believes that its product volume and range is a significant competitive advantage, enabling customers to limit the number of suppliers, reduce transactions and take advantage of volume incentive rebates.

     PPK manufactures a variety of private label packaging products for large office supply distributors who re-sell to major retailers. With respect to its pool products, PPK has developed a variety of strategic relationships with large retailers such as Canadian Tire Corporation Limited and Leslie's Poolmart, a leading U.S. specialty retailer of swimming pool supplies and related products.

     PPK participates in national and regional trade shows throughout North America and advertises through brochures and trade publications. To locate distributors, PPK utilizes directories of distributors and data provided by buying groups to which many of PPK's existing distributors belong, in addition to receiving unsolicited inquiries from distributors seeking to market PPK's product lines.

     PPK has no long-term contracts for the distribution of its products and, in PPK's fiscal year ended October 31, 2002, no customer accounted for more than 10% of PPK's revenues.

     PPK owns several patents. The most important are for its new proprietary Air Space Pillow Packaging System, its recently obtained patent for its Secur-A-Matic Automatic Safety Cover System and the Secur&Clean solid pool protection system. The Air Space Pillow Packaging System provides an ideal packaging solution for the e-commerce merchant. PPK's automatic safety cover system provides an esthetically attractive product that fulfills the demand for high-end pool protection products. The Secur&Clean proprietary technology enables PPK to produce a safety cover which passes the applicable U.S. performance standards for safety covers, is non-porous, and therefore keeps the pool cleaner in the off-season.

     In May 2003, PPK acquired certain swimming pool and pool equipment assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. The assets acquired include the Atlantic Pools trade names and other brand names as well as related accounts receivable, inventory, machinery, land and building together with a license to use the Jacuzzi trade mark on certain products. The purchase price of US$41.2 million (subject to adjustment) will be financed through PPK's operating Lines of Credit and the issuance of a six-year 6% note to the Seller convertible into 598,802 shares of PPK stock at a price per share of US$8.35. In its last full fiscal year, the acquired business generated annual revenues of approximately US$55 million from sales in North America and Europe. Based on historical performance of the purchased business, management expects the acquisition to be accretive to earnings. In addition, PPK will assume ownership of a 225,000 square foot facility in Toronto and a 63,000 square foot leased facility in Montreal. The combined facilities will employ on a seasonal basis approximately 300 people, which in combination with the current workforce at PPK will result in a total workforce of approximately 1,200 employees. See "ITEM 6. DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES"


Furniture Products

     The Company's furniture division (the "Furniture Division") consists primarily of a 50.33% interest in Distinctive Designs Furniture Inc. ("Distinctive"). Until December 31, 1998 the Company also held a 62.23% interest in Lanark Furniture Corporation ("Lanark"), which was amalgamated into Distinctive on that date. Lanark held the Lanark trade name, with all manufacturing and marketing already effected by Distinctive.

     The Furniture Division focuses on the manufacture and sale of leather and fabric upholstered furniture for sale to major Canadian department stores, mass merchants and independent furniture stores as well as a growing number of customers in the United States. The Furniture Division uses a combination of an in-house sales and marketing staff as well as independent agents and representatives in Canada and the United States. The Furniture Division purchases wood frames, fabrics and leather from a variety of third party suppliers. The Furniture Division maintains a design department, continually updating and modifying product lines to meet changing trends.


Other Investments

     At year-end the Company holds an aggregate of 9.73% (5.04% of all equity) of the voting shares of Genterra Investment Corporation ("Genterra"), an Ontario public company with investments in real estate, mortgages and other loans.


Segmented Information

     The Company operates in three principal industry segments being: (i) the manufacture of specialty covers and pool products (ii) the manufacture of packaging materials and (iii) the manufacture of furniture, and in two geographic segments being Canada and the United States. See Notes to Consolidated Financial Statements included in this Annual Report for a detailed segmented breakdown.

Business Conditions

     The Company is not aware of any distinctive or special characteristics of its operation or industry or those of its subsidiaries or affiliates which may have a material impact on future financial performance or of any material country risks which could materially affect operations of the Company or its subsidiary or affiliated corporations.

Plan of Operations

     PPK's growth plan focuses both on internal growth and strategic acquisitions of companies with complimentary product lines and technologies, management strength and a presence in markets with potential for sales of complimentary products produced by PPK. Whether through internal growth or strategic acquisitions, PPK seeks to generate significant additional volume through existing or limited additional manufacturing, marketing, distribution and management resources by adding resources to further increase capacity. PPK's acquisition strategy seeks to complement and accelerate the pattern of internal growth.

     Distinctive has effected a strategic restructuring to (i) reduce fixed overhead, and variable material and labor costs and (ii) rationalize the product line to eliminate or reduce line overlap, number of skus and focus production on skus yielding (and likely to yield) the best contribution and volume. A key element is focussed on expansion of marketing to various retail channels in the United States. During 2002, 2001 and 2000 shipments to the U.S. accounted for 20%, 26% and 19% of Distinctive's revenues, respectively.


C.  ORGANIZATIONAL STRUCTURE

     The  Company's  comprises  of a  44.67%  interest  in  Polyair  Inter  Pack
Inc.("PPK") (56.23% including by way of voting rights under a shareholder agreement with operating management) which in turn owns 100% of Cantar/Polyair Corporation, a Delaware corporation ("CPC") which manufacturers packaging and specialty cover products ("CPC"); and a 50.33% interest in Distinctive Designs Furniture Inc. ("Distinctive").


D.  PROPERTY, PLANTS AND EQUIPMENT.

The Company

     The Company's head office, shared with a number of other corporations, is located at 106 Avenue Road, Toronto, Ontario, Canada, M5R 2H3. The Company's cost of its head office facilities is borne, on a pro-rata basis, as part of the management fees charged by the Company to its subsidiaries and investment interests for providing management services to such entities.

Polyair Inter Pack Inc.

         PPK has nine leased office and/or manufacturing facilities in the following locations:

                                              Leased Space
                           (Approx. Sq. Ft.)                      Expiry(1)
                           -----------------                      ------

Atlanta, Georgia                 84,900                         October, 2005
Carlstadt, New Jersey            75,000                           April, 2007
Chicago, Illinois               145,000                           March, 2006
Corona, California               69,200                           March, 2006
Dallas, Texas                    49,000                            June, 2003
Toronto, Ontario                 93,250                        November, 2006
Toronto, Ontario                122,000                            July, 2004
Toronto, Ontario                 35,200                        December, 2004
Cobourg, Ontario                 30,900                           March, 2008



     In addition, PPK owns its 156,000 square foot facility in Youngstown, Ohio and its 94,000 square foot facility in Bardstown, Kentucky.

(1) The Leases relating to two of the Toronto facilities and to the Atlanta facility provide PPK with an option to renew for an additional five-year term. Although the leases relating to the other facilities are not renewable at PPK's option, management does not anticipate the renewal of these leases or any relocation, if necessary, to result in any material loss or disruption to the Company's business or financial condition. In regards to the Dallas facility, the Company is in final negotiations to lease a new 70,000 sq. ft. facility.


Atlanta, Georgia

     Manufactures and/or distributes a full range of PPK's packaging products.

Bardstown, Kentucky

     Manufactures and distributes polyethylene foam.

Carlstadt, New Jersey

     Manufactures and/or distributes a full range of PPK's products.

Chicago, Illinois

     Manufactures and/or distributes a full range of PPK's packaging products.


Corona, California

     Manufactures and distributes both packaging and pool products.

Dallas, Texas

     Manufactures and/or distributes a full range of PPK's packaging products.


Toronto, Ontario - 3 locations

     Manufactures and/or distributes a full range of the PPK's products at two of its Toronto locations, and manufactures polyethylene film, which is utilized in the manufacture of various of the PPK's products. The third location is the head office of PPK that also has a small manufacturing area.

Cobourg, Ontario

     PPK manufactures polystyrene moulded packaging and construction products.


Youngstown, Ohio

     Manufactures safety covers, liners and polyethylene foam.

Distinctive Designs Furniture Inc.

     Distinctive leases approximately 136,000 square feet of manufacturing, office and warehouse space at 600 Clayson Road, North York, Ontario. This lease has been renewed until April 30, 2008 with option to renew for a further period of five years.

     Distinctive leases approximately 64,000 square feet of manufacturing and warehouse space at 67-75 Alexdon Road, North York, Ontario. This lease has been renewed until July 31, 2005 with option to renew for a further period of three years.

     Distinctive also leases approximately 89,000 square feet of manufacturing and warehouse space at 279 Rexdale Blvd., Rexdale, Ontario. This lease runs until October 31, 2007. See, "ITEM 7. MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS."

     During 2002, Distinctive entered into a lease for approximately 24,000 square feet of warehouse space at 140 Wendel Avenue, North York, Ontario. This lease runs until June 30, 2005 with option to renew for a further period of three years. See, "ITEM 7. MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS."



ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


RESULTS OF OPERATIONS

Sales

     Sales for the fiscal year ended December 31, 2002 increased to $240.9 million, compared with $225.9 million for the fiscal year ended December 31, 2001 and $207.2 million for the fiscal year ended December 31, 2000. PPK's sales were $187.6 million for fiscal 2002, representing an increase of approximately 9.1% over the comparable period in 2001. Sales for fiscal 2001 were $171.9 million, an increase of approximately 10.6% over 2000. The increase in PPK's sales primarily reflects increased unit volumes for certain products. Distinctive's sales were $53.3 million for 2002, $54.0 million for 2001 and $51.8 million for 2000.

Gross Margins

     Gross margin as a percentage of sales increased to 25.6% for the year ended December 31, 2002, compared with 23.6% for the year ended December 31, 2001 and 23.4% for the year ended December 31, 2000. The improved gross margin for 2002 versus 2001 and 2000 was due to lower material costs, favourable product mix and higher overhead absorption due to increased volumes.

Selling and Administrative Expenses

     Selling and administrative expenses as a percentage of sales for the fiscal year ended December 31, 2002 was 15.4%, compared to 15.5% for the fiscal year ended December 31, 2001 and 14.7% for the fiscal year ended December 31, 2000.

Other Expenses

     During the fiscal year ended December 31, 2002, the Company incurred other expenses of approximately $12.0 million, compared with $11.8 million and $8.8 million during the fiscal years ended December 31, 2001 and 2000 respectively. The increase was primarily attributable to an increase in amortization resulting from property, plant and equipment acquisitions.

Income Tax Provision

     The Company is subject to normal tax credits and is taxed at the usual Canadian corporate rates. The combined federal and provincial tax rate was 39.0% for the fiscal year ended December 31, 2002, 42.4% for the fiscal year 2001 and 44.1% for 2000. The effective tax rate for the fiscal year ended December 31, 2002 was 41.8% compared with 45.0% for fiscal 2001 and 41.9% for fiscal 2000.


Net Earnings

     The Company reported net earnings of $2.9 million in fiscal 2002, compared with net earnings of $1.2 million in 2001 and $1.7 million in 2000.

Inflation

     Inflation has not had a material impact on the results of the Company's operations in its last fiscal period and it is not anticipated to materially impact on the Company's operations during its current fiscal year.


LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and the cash flow from operations.

     The Company's working capital amounted to approximately $22 million at December 31, 2002, compared to approximately $1 million at December 31, 2001 and $13 million at December 31, 2000. The ratio of current assets to current liabilities was 1.52:1, 1.01:1 and 1.27:1 at December 31, 2002, 2001 and 2000,
respectively. The Company's cash on hand was $5.7 million at December 31, 2002, as compared to $2.2 million at December 31, 2001 and $1.8 million at December 31, 2000. The increase in working capital was due to the fact that PPK entered into a new multi-year credit facility and its term loans have been reclassified as long-term debt. This new facility enhances PPK's ability to realize strategic corporate objectives including strategic acquisitions, plant and equipment expansions and the development and introduction of new innovative products.

     At the Company's year end, PPK had unused available borrowing capacity of approximately U.S. $6.4 million under its existing facility compared to U.S. $7.7 million in the previous year. Distinctive had unused available borrowing capacity of approximately $7.3 million at year end compared to $5.5 million at December 31, 2001.

     Accounts receivable decreased by approximately $6.1 million over the previous year's level. The year-over-year decrease is primarily due to improved collection efforts.

     Inventories were $24.5 million at the end of fiscal 2002, a decrease of $3.2 million from the previous year. Total inventory turnover increased to 6.9 times in 2002 from 6.4 times in 2001.

     Cash provided by operations before changes in non-cash working capital improved to $16.5 million from $14.2 million in 2001. Cash generated from operations was used to pay down bank indebtedness and financed the $8.7 million investment in new property, plant and equipment.


RISKS AND UNCERTAINTIES

     The Company's operating results are reported in Canadian dollars. Approximately 72% of the Company's sales revenues are generated primarily in the United States in U.S. dollars. The average exchange rate for income statement translation was $1.57 in 2002, $1.54 in 2001, and $1.48 in 2000. Accordingly, any increase in the value of the Canadian dollar versus the U.S. dollar will reduce the Company's sales revenue as expressed in Canadian dollars. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian dollar will not appreciate against the U.S. dollar. To reduce its exposure to exchange rate fluctuations, the Company may hedge its currency risk, based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.


     Consistent with other business, the Company faces a certain degree of credit risk arising from the sales of products on credit terms to customers. Due to the diversity of its customer base, the Company is not exposed in a material manner to credit risk from any one customer. The Company attempts to mitigate its credit risk through the establishment of credit limits and terms of sales with its customers. Credit limits are reviewed and monitored regularly.

     The Company uses various commodity raw materials and energy products in conjunction with its manufacturing processes. Generally, the Company acquires such components at market prices and does not use financial instruments to hedge commodity prices. As a result, the Company is exposed to market risk related to changes in commodity prices related to these components.

     Pursuant to an Asset Purchase Agreement dated as of March 29, 2003, on May 8, 2003, PPK acquired the swimming pool and pool equipment assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. The acquired assets include the Atlantic Pools trade names and other brand names as well as related accounts receivable, inventory, machinery, land and building, together with a license to use the Jacuzzi(R) trade mark on certain products.

     The purchase price of U.S.$41.2 million, subject to adjustment, has been financed as to U.S.$30 million through PPK's operating lines of credit, as to U.S.$5 million through the issuance of a six-year, 6% note to JI convertible into 598,802 common shares of PPK's stock at a price per share of U.S. $8.35, and as to the balance by a promissory note. In evaluating the purchase price, PPK has allocated U.S.$40.9 million to the purchased accounts receivable and inventory and the balance to the fixed assets.

     Although none of the purchase price is attributable to goodwill, it does significantly increase PPK's seasonal debt levels. Additionally, the transaction significantly increases the proportion of the business of PPK, and the Company, which is derived from the pool products industry and, consequently, increases their exposure to the various risks associated therewith, including the seasonality of the pool business which is dependent on warm and sunny spring weather, as well as the increased exposure to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. As a result of the transaction, PPK has become a larger entity thereby increasing the burden on administrative staff and Management. There can be no assurance that PPK, and therefore the Company, will not experience unforeseen adverse consequences as a result of this transaction.



CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

     The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

     Allowance for Doubtful Accounts - The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. Additional allowances may be required if the financial condition of the Company's customers deteriorates.

     Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. However changes in future profitability of the Company may impact the realization of these future tax assets.


CHANGES IN ACCCOUNTING POLICIES

Stock-Based Compensation and Other Stock-Based Payments:

     In December 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees prior the to fiscal year beginning January 1, 2002. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal year beginning January 1, 2002, for awards granted on or after that date. The Company expects that the impact of this new accounting pronouncement will not be material to its financial position, results of operations or cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES


A. The following is a list of the names of all Directors and Executive Officers of the Company:


                                                                                              Number of
                                                                                             Common Shares
Name                      Principal Occupation                 Director Since              Beneficially Held (1)
----                      --------------------                 --------------              ---------------------
Fred A. Litwin            President of Forum                   October 31, 1968              1,442,257 (2)
President                 Financial Corporation

Irwin Singer (3)(4)       Barrister & Solicitor                June 7, 1991                        Nil

Morton Litwin (4)         Consultant                           December 5, 1978                    240

Stan Abramowitz           Chief Financial Officer,             December 14, 1989                   Nil
Secretary (3)             Forum Financial Corporation

Tony Falbo (3)(4)         President,                           March 20, 1984                      Nil
                          Mircom Technologies Ltd.


NOTES:

(1) The information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective directors individually.

(2) Fred A. Litwin, President and a director of the Company, indirectly controls 1,442,233 Common shares through Mar-Risa Holdings Inc. and its subsidiary DG Acquisition Corp.

(3)  Member of Audit Committee.

(4)  Member of the Corporate Governance Committee.



     The term of office of each person elected will be from the date of the Meeting at which he is elected until the next annual meeting of the Company or until his successor is elected or appointed. The Company does not have an executive committee of its Board of Directors.

     Morton Litwin is the brother of Fred A. Litwin. There are no other family relationships between any Director or Executive Officer. There are no arrangements or understandings between any Director or Executive Officer and any other person pursuant to which the Director or Executive Officer was selected.



B.      Compensation

     For the fiscal year ended December 31, 2002, the Company's and its subsidiaries' executive officers, directors and senior management (19 persons) received an aggregate of $4,423,315 as a group.


     The following table provides a summary of compensation earned during each of the Company's last three fiscal years by the Company's Chief Executive Officer (the "Named Executive Officer") and the four most highly compensated officers of the Company and its subsidiaries whose total salary and bonus exceeded $100,000 during any such year.

                                                    Annual Compensation                               Long Term Compensation
                                                                                                        Number of
  Name and                                                                       Other Annual           Common Shares
  Principal Position                        Year          Salary        Bonus     Compensation          Under Options
Fred A. Litwin                               2002        $ 50,000(2)         -     $258,000(1)          72,500
     President & Chief                       2001        $ 50,000(2)         -     $252,000(1)          72,500
     Executive Officer                       2000        $ 50,000(2)         -     $ 96,000(1)          72,500

Henry Schnurbach                             2002      US$216,546     $509,554(3)         -             30,000
Chief Executive Officer                      2001      US$222,224           --            -             30,000
Polyair Inter Pack Inc.                      2000      US$219,595     $152,027(3)         -             30,000

Alan Kornblum                                2002        $260,586     $150,000            -                  -
Chief Executive Officer                      2001        $355,000     $250,000            -                  -
Distinctive Designs Furniture Inc.           2000        $310,000     $450,000            -                  -

Alan Castle                                  2002      US$171,338   US$215,089(3)         -                  -
President, Packaging Sales and Marketing     2001      US$122,195            -            -                  -
Cantar/Polyair Corp.                         2000      US$123,446   US$152,027(3)         -                  -

Gary Crandall                                2002      US$199,160   US$194,805            -                  -
President, Pool Sales and Marketing          2001      US$199,160            -            -                  -
Cantar/Polyair Corp.                         2000      US$194,940   US$ 66,667            -                  -




NOTES:

(1) The amounts in this column relate to annual management fees paid by the Company and its subsidiaries to Forum Financial Corporation ("Forum") for management, administrative and financial consulting services provided. Forum is controlled by Fred A. Litwin.

(2) This amount represents $50,000 paid by Polyair Inter Pack Inc. ("PPK") to Fred A. Litwin. The Company owns approximately 45% of the issued and outstanding voting securities of PPK, and Mr. Litwin serves as Chairman of the Board of PPK.

(3) The bonuses paid to Messrs. Schnurbach and Castle are calculated based on a percentage of PPK's EBIT for the fiscal year, in accordance with the terms of their respective employment agreements.


     The Company has no pension, retirement or similar plans and none are proposed at the present time; accordingly, no amounts have been set aside or accrued by the Company for such plans.

C.  Board Practices

Committees

     The board discharges its responsibilities directly and through its committees. At regularly scheduled meetings, members of the board receive and discuss reports on the subsidiary companies as well as on the Company's overall financial position and its investments. Strategic, financial and succession plans are approved. In addition, development and issues of current relevance are reviewed, and reports of board committees are received and considered. The frequency of the meetings of the board of directors as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces.

Audit Committee

     The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Company's outside auditors to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory legal responsibilities (including review of the Company's annual financial statements prior to their presentation to the board) the Audit Committee reviews all financial reporting, including interim financial statements and management's discussion and analysis in the Company's annual report. The Committee meets with the Company's external auditors and with members of management as necessary to assist it in the effective discharge of its duties. The Audit Committee also recommends to the board the auditors to be appointed as the Company's auditors at the Annual Meeting and terms of their remuneration.

Corporate Governance Committee

     The Company has established a Corporate Governance Committee with general responsibility for developing the Company's approach to governance issues including recommending to the board limits to management's responsibilities. At present, in addition to those matters which must by law be approved by the board, management is required to seek board approval for any transaction which is out of the ordinary course of business or could be considered to be "material" to the business of the Company. As a matter of practice, all significant decisions affecting the Company and its subsidiaries are approved by the board of directors prior to their implementation.

     The Corporate Governance Committee also has responsibility for recommending to the board internal guidelines on corporate governance issues in the context of the Company's particular circumstances and to recommend the making of appropriate adjustments as necessary to accommodate the changing needs of investors and the Company in the context of the TSE Guidelines. The assessment of board performance is within the mandate of this Committee, as is the identification of characteristics required in new board members. However, the actual nomination of new board members remains with the board of directors of the Company which has, in the past, identified individuals which the board believes have had the experience and training necessary to meet the needs of the Company.

     The Company has not appointed a new director since 1991. In the event that a new director were to be appointed in the future, the Corporate Governance Committee would provide an orientation and education program consisting of the provision of written information concerning the business and affairs of the Company and briefings from senior management and other directors.

     The board has determined that any director that wishes to engage an outside advisor on matters relating to their responsibilities as a director may do so, at the expense of the Company, after obtaining the authorization of the Corporate Governance Committee.



D.  Employees

     PPK's current level of full time and contract employment is approximately 872, including 250 salaried and 622 hourly employees. When combined with the employees at the facilities acquired from Jacuzzi Leisure Products Inc., the current workforce at PPK will result in a total workforce of approximately 1,200 employees.

     Currently, approximately 67 employees in Chicago and 37 in New Jersey and 131 employees in Toronto are unionized (at peak periods). The collective bargaining agreements relating to PPK's unionized employees expire in June 2005, January 2005, and October 2004 respectively. PPK considers its employee relations to be satisfactory and does not anticipate any work disruptions of a materially adverse nature.

     The Furniture Division has approximately 354 employees, including approximately 291 unionized workers pursuant to collective bargaining agreements at three plants in the Toronto area. These collective bargaining agreements expire in December, 2003, May, 2004 and February 2006.


E.  Share Ownership

Options to Purchase Securities from Company or Subsidiaries:


Options Exercised During Fiscal Year Ended December 31, 2002

     During Fiscal 2002, Fred A Litwin, Chairman of the Board of PPK, exercised his option to purchase 25,000 PPK shares at $6.00 each.


     Particulars for the fiscal year end value of unexercised options are as follows:



                                                                                                Value of
                                                                                              Unexercised
                        Securities                                        Unexercised         in-the-money
                        Acquired on                     Exercise or      Securities at     Options at Fiscal
                       Exercised (#)     Aggregate     Base Price ($    Fiscal Year End         Year End
                                           Value        / Security)       Exercisable/        Exercisable/
   Name / Position                      Realized ($)                    Unexercisable(#)     Unexercisable($)    Expiration Date
Fred A. Litwin              Nil             Nil            $1.60          50,000 / Nil       $891,000 / Nil      July 12, 2005
President, Director         Nil             Nil            $4.00          22,500 / Nil       $346,950 / Nil       Nov. 3, 2005

Daniel S. Tamkin            Nil             Nil            $1.60           7,500 / Nil       $133,650 / Nil      July 12, 2005
Vice-President              Nil             Nil            $4.00          40,000 / Nil       $616,800 / Nil       Nov. 3, 2005

Stan Abramowitz             Nil             Nil            $1.60           5,000 / Nil         $89,100 / Nil     July 12, 2005
Secretary, Director         Nil             Nil            $4.00          27,500 / Nil       $424,050 / Nil       Nov. 3, 2005

Mortin Litwin               Nil             Nil            $4.00           7,500 / Nil       $115,650 / Nil       Nov. 3, 2005
Director

Henry Schnurbach            Nil             Nil            $4.00          30,000 / Nil       $462,600 / Nil       Nov. 3, 2005
President of PPK


     The following PPK options are held by officers and directors of PPK and its affiliates:

                             Polyair Inter Pack Inc.

                                                                        Unexercised          Value of
                                                                        Options at           Unexercised in-the-
                                                                        PPK's year end       Money Options at
                                                                        Exercisable/         PPK's  year end ($) CDN
Name                             Number of Shares  Exercise Price       Unexercisable        Exercisable/ Unexercisable
Daniel S. Tamkin                       50,000       $6.00                50,000 / Nil            $80,000 /  Nil

Stan Abramowitz                        35,000       $6.00                35,000 / Nil            $56,000 /  Nil

Henry Schnurbach                      320,000       $6.00               320,000 / Nil           $512,000 /  Nil

Alan Castle                           118,750       $6.00               118,750 / Nil           $190,000 /  Nil

Gary Crandall                         142,500       $6.00               142,500 / Nil           $228,000 /  Nil

Ray Vershum                             7,000       $6.00                 7,000 / Nil            $11,200 /  Nil

Chris Bartlett                          7,000       $6.00                 2,000 / 5,000           $3,200 / $8,000



     The Company has granted an officer options to purchase approximately five percent of its share holdings in PPK for $344,000, expiring December 2006. In addition, an officer of PPK was granted a similar option to purchase approximately two percent of the Company's holdings in PPK for $360,000, expiring August 2005.


Options Granted During Fiscal Year Ended December 31, 2002

     There were no options granted to Directors and/or Executive Officers of the Company during the fiscal year ended December 31, 2002.


 ITEM 7.  MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

     The following table lists all persons who own more than 5% of the Company's voting securities and the total amount of the Company's voting securities owned by the Officers and Directors as a group as of June 20, 2003:

Identity of Person     Number of                              Percentage
Title of Class              or Group                          Shares Owned                 of Class
--------------         ------------------                     ------------                 ----------
Common Shares          Mar-Risa Holdings Inc.                  1,442,233(1)                 51.8%

Common Shares          All officers and                        1,442,497                    51.8%
                       directors as a group (six persons)

Common Shares          CDS & Co.                                 650,570(2)                 23.3%

Common Shares          Cede & Co.                                565,920 (2)                20.3%



(1) Includes 792,233 Common Shares held through DG Acquisition Corp., a wholly owned subsidiary. Fred Litwin, President and director of the Company, indirectly controls 1,442,233 Common shares through Mar-Risa and DG.

(2) The beneficial ownership of the shares registered in the name of CDS & Co. and Cede & Co. is unknown.


     Information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective Directors. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

B.       Related Party Transactions

     Administrative services are provided to the Company and its subsidiaries by Forum Financial Corporation, 106 Avenue Road, Toronto, Ontario for an annual fee of $108,000. These services include office, administrative and clerical services, including bookkeeping and accounting. Additionally, at the Company's request, Forum analyzes potential investments, business opportunities and ventures, and assists in the decision making process relating to the Company's various investment interests on a fee-for-service basis.

     Distinctive leases approximately 89,000 square feet of manufacturing and warehouse space at 279 Rexdale Blvd., Rexdale, Ontario from Flak Realty Inc. ("Flak"). This leases runs until October 31, 2007. Fred A. Litwin, the controlling shareholder, indirectly, of the Company, is a director and officer of and indirectly is the controlling shareholder of Flak.

     Distinctive entered into a lease for approximately 24,000 square feet of warehouse space at 140 Wendel Avenue, North York, Ontario with Genterra Investment Corporation ("Genterra"). This lease runs until June 30, 2005 with option to renew for a further period of three years. Fred A. Litwin, the controlling shareholder, indirectly, of the Company is indirectly the controlling shareholder of Genterra.

     PPK leases approximately 93,250 square feet of manufacturing space at 195 Rexdale Blvd., Toronto, Ontario from Bontree Holdings Inc. ("Bontree"). Fred A. Litwin, the controlling shareholder, indirectly, of the Company, is a director and officer of and indirectly is the controlling shareholder of Bontree.



ITEM 8.  FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

     In the opinion of management, the Company is not currently involved in any litigation or proceedings which are material either individually or in the aggregate and, to the Company's knowledge, no legal proceedings of a material nature involving the Company are currently contemplated by any individuals, entities or governmental authorities.

     In the normal course of its operations, subsidiaries of the Company have been or, from time to time, may be named in legal actions seeking monetary damages. While the outcome of these matters cannot be estimated with certainty, Management does not expect, based upon consultation with legal counsel, that they will have a material effect on the Company's business or financial condition.


B.       Significant Changes

None.


ITEM 9.  THE OFFER AND LISTING

     The Company's Common Shares are traded on the Toronto Stock Exchange and in the United States on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"). The following details (i) for the five most recent full financial years: the high and low market prices; (ii) for the two most recent full financial years: the high and low market prices for each full financial quarter; and (iii) for the most recent six months: the high and low market prices for each month. The prices of the Common Shares, during 1997, have been adjusted to reflect the effect of a one for two (1:2) reverse split which became effective October 22, 1998.


Common Shares - Toronto Stock Exchange


                                                     Toronto Stock Exchange
    Annual Information                                      (in Cdn$)

                                                  High              Low
                               1998               3.00              1.20
                               1999               2.00              1.08
                               2000               4.75              1.50
                               2001               8.00              3.50
                               2002              20.25              7.46


    Quarterly Information

           March 31, 2001                         4.10              3.50
           June 30, 2001                          4.25              3.75
           September 30, 2001                     6.50              4.25
           December 31, 2001                      8.00              7.50
           March 31, 2002                        10.11              7.46
           June 30, 2002                         18.00              9.50
           September 30, 2002                    20.25             10.83
           December 31, 2002                     19.42             13.50



    Monthly Information
                     December 31, 2002           19.42             17.50
                     January 31, 2003            26.50             17.50
                     February 28, 2003           26.60             19.00
                     March 31, 2003              26.65             14.00
                     April 30, 2003              12.00             10.50
                     May 31, 2003                12.36             11.00

Preference Shares - Toronto Stock Exchange





                             Toronto Stock Exchange
    Annual Information                                       (in Cdn$)

                                               High                 Low
    --------------------------------------------------------------------
              1998                             0.05                0.05
              1999                             0.05                0.05
              2000                             0.05                0.05
              2001                        No quotes           No quotes
              2002                        No quotes           No quotes


        Quarterly Information

             March 31, 2001               No quotes           No quotes
             June 30, 2001                No quotes           No quotes
             September 30, 2001           No quotes           No quotes
             December 31, 2001            No quotes           No quotes
             March 31, 2002               No quotes           No quotes
             June 30, 2002                No quotes           No quotes
             September 30, 2002           No quotes           No quotes
             December 31, 2002            No quotes           No quotes

      Monthly Information

             December 31, 2002            No quotes           No quotes
             January 31, 2003             No quotes           No quotes
             February 28, 2003            No quotes           No quotes
             March 31, 2003               No quotes           No quotes
             April 30, 2003               No quotes           No quotes
             May 31, 2003                 No quotes           No quotes


The last available Bid/Ask for the Preference Shares was in 1991



Common Shares - NASDAQ

                                                      NASDAQ
    Annual Information                               (in US$)
                                            BID                         ASK
                                    High            Low        High         Low
                   1998           1.28125         0.3750     1.3750        0.500
                   1999             2.875          1.000      2.000      1.15625
                   2000             3.000          0.250      4.000        0.625
                   2001             5.000          2.250      5.950        2.438
                   2002            12.950          4.250     13.520        4.690


    Quarterly Information


         March 31, 2001             2.625          2.250      3.125        2.438
         June 30, 2001              2.540          2.250      3.030        2.450
         September 30, 2001         4.150          2.500      4.270        2.720
         December 31, 2001          5.000          3.950      5.950        4.050
         March 31, 2002             6.350          4.250      6.600        4.690
         June 30, 2002             11.790          6.000     12.000        6.150
         September 30, 2002        12.370          7.800     13.000        8.250
         December 31, 2002         12.950          8.100     13.520        8.550


    Monthly Information


         December 31, 2002         12.950         10.820     13.520       11.500
         January 31, 2003          17.530         11.000     17.840       12.240
         February 28, 2003         17.760         12.000     18.130       12.370
         March 31, 2003            18.310          7.090     18.900        8.600
         April 30, 2003            11.500          6.060     14.010        7.560
         May 31, 2003               9.500          6.780      9.990        7.000


     As at June 20, 2003, the Company's shareholder register indicates that there were 441 holders of record of Common Shares and 522 holders of record of Preference Shares. Of these, 274 record holders of Common Shares holding an aggregate of 616,655 shares, representing approximately 22.15% of the Company's issued and outstanding Common Shares, 354 record holders of Preference Shares holding an aggregate of 531,161 shares, representing 17.26% of Company's issued and outstanding Preference Shares, were resident in the United States.

         Except where noted, the above quotations represent prices between dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.



ITEM 10.          ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

B. Memorandum and articles of association

Not applicable.

C. Material Contracts

None.



D. Exchange Controls

     The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without prior consent of the Investment Canada Agency (with ultimate appeal to the Federal Cabinet), unless such acquisition is exempt under the provisions of the ICA. Both acquisition of natural resource properties and acquisition of producing properties may be considered to be the acquisition of control of a Canadian business enterprise for ICA purposes. The ICA also covers acquisition of control of Canadian corporate enterprises, whether by purchase of assets or shares. As at June 20, 2003, all of the directors of the Company are, and 77.85% of its voting shares were owned by Canadians. The Company is satisfied that it complies with ICA at present and accordingly is not a non-Canadian person as defined in ICA.

     The ICA will substantially reduce the regulatory requirements for acquisition of interests in Canadian businesses under prior legislation, most importantly, (i) by providing that foreign investments below specified threshold sizes (generally, direct acquisitions of Canadian business with gross assets less than $5 million, or "indirect acquisitions" of businesses with gross assets less than $50 million) have only a notification, as opposed to a substantive review, requirement, and (ii) by liberalizing the review standards for approval.

     Apart from the ICA, there are no other limitations on the right of non-resident or foreign owners to hold or vote securities imposed by Canadian law or the Articles of Incorporation of the Company. There are no other decrees or regulations in Canada which restrict the export or import of Capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities except as discussed at Paragraph E, "Taxation."


E.       Taxation

     The following is a general discussion of the income tax aspects under Canadian law relating to ownership of the Company's Common Shares and New Preference Shares. These income tax aspects will vary according to the circumstances of each shareholder, including his place of residence and the place in which he carries on business or has a permanent establishment, as the case may be, so that a shareholder must investigate the tax consequences of his personal situation by obtaining advice from his own tax advisor. This summary does not consider U.S. federal or state income tax provisions or Canadian Provincial income tax provisions, which may be at variance with the provisions contained in the Income Tax Act (Canada) and is not intended to be, nor should it be construed as, legal or tax advice.

     Dividends paid to a non-resident of Canada, including distributions or redemptions which are treated as dividends and certain stock dividends, are subject to Canadian income tax. The Canadian non-resident withholding tax would be withheld by the Company who would remit only the net amount to the shareholder. By virtue of Article X of the Canada United States Tax Convention, which came into force on August 16, 1984, the rate of tax for dividends paid to a resident of the U.S. is limited to 15% (or 10% in the case of a corporate shareholder owning at least 10% of the voting stock of the Company). In the absence of any treaty provisions, the rate of tax imposed would be 25% of the applicable amounts.

     Stock dividends received by non-residents from the Company would be subject to Canadian non-resident withholding tax as noted above, to the extent that the paid-up capital of the Company has been increased as a result of the stock dividend.

     Gain from the sale of Common Shares and Preference Shares of the Company by a non-resident of Canada will not be subject to Canadian tax provided the shareholder has not held a "substantial interest" (25% or more of the shares of any class of Company stock) in the Company, at any time in the five preceding years. By virtue of Article XIII of the Canada-United States Tax Convention, shareholders who are resident in the United States and hold a substantial interest in the Company's Common Shares or Preference Shares will not be subject to Canadian tax on gain from sale of the shares of the Company provided that the value of the shares does not derive principally from real property situated in Canada.


ITEM 11. QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK.


     The table below provides information about the Company's debt obligations that are sensitive to changes in interest rates. The table below presents principal cash flows and related weighted average interest rates by expected maturity dates. As approximately 85% of the Company's debt is denominated in U.S. Dollars, the information is presented in U.S. Dollar equivalents. The instrument's actual cash flows are denominated in both U.S. dollars (USD) and Canadian dollars (CAD), as indicated in parenthesis:

(expressed in thousands of U.S. Dollars)

                             Expected Maturity Date

                                        2003      2004     2005     2006     2007    Thereafter       Total
  Fixed Rate (USD)                     1,056     1,586     2,604      396      163          -         5,805
    Average Interest Rate               5.02%     5.52%     5.89%    3.43%    3.00%

  Variable Rate (USD)                  1,616     2,031     2,084    1,891    1,380      4,489        13,491
    Average Interest Rate               3.56%     3.56%     3.56%    3.56%    3.56%      3.56%

  Fixed Rate (CAD)                       266         -         -      349        -        341           956

  Average Interest Rate                 12.0%                        11.9%                  0%

  Variable Rate (CAD)                    392       392       392      392      392        654         2,614
  Average Interest Rate                 5.00%     5.00%     5.00%    5.00%    5.00%      5.00%



ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.


ITEM 15. CONTROLS AND PROCEDURES

     a. The Company's Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934) within 90 days of the date of this report and each has concluded that such disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

     b. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     The Company has elected to provide  Financial  Statements  pursuant to Item
18.

ITEM 18. FINANCIAL STATEMENTS

         The financial statements included herein are the following:

         Audited Consolidated Financial Statements as at December 31, 2002.





ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) Reference is made to the "Index to Financial Statements and Supplemental Information set forth below.

(b)  Exhibits:

4.1  Promissory Note between Consolidate Mercantile Incorporated and Nafund Inc.

99.1 Sarbanes Oxley Certification


           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of the Company

   Auditors' Report.........................................................

   Consolidated Balance Sheet as at December 31, 2002 and 2001..............

   Consolidated Statements of Retained Earnings for the Years ended
     December 31, 2002, 2001 and 2000.......................................

   Consolidated Statements of Earnings for the Years ended
      December 31, 2002, 2001 and 2000......................................

   Schedules to Consolidated Financial Statements for
     the Years ended December 31, 2002, 2001 and 2000.......................

   Consolidated Statement of Cash Flows for the Years ended
     December 31, 2002, 2001 and 2000.......................................

   Notes to Consolidated Financial Statements...............................


   Schedule II - Valuation and Qualifying Accounts and Reserves.............




All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required under the related instructions or are inapplicable, or the information is contained in the Company's Consolidated Financial Statements or accompanying notes and therefore have been omitted.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CONSOLIDATED MERCANTILE INCORPORATED


                                     /S/STANLEY ABRAMOWITZ
                                    -----------------------
                                    STANLEY ABRAMOWITZ,
                                    Secretary




Dated: July 14, 2003

                                  CERTIFICATION


I, Fred A. Litwin, certify that:

1. I have reviewed this annual report on Form 20-F of Consolidated Mercantile Incorporated;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 14, 2003

Fred A. Litwin
President and Chief Executive Officer

                                  CERTIFICATION


I, Stan Abramowitz, certify that:

1. I have reviewed this annual report on Form 20-F of Consolidated Mercantile Incorporated;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 14, 2003

Stan Abramowitz
Chief Financial Officer

                                   Exhibits:

4.1  Promissory Note between Consolidate Mercantile Incorporated and Nafund Inc.

99.1 Sarbanes Oxley Certification