Form 20-F/A
period 2002-12-31
CONSOLIDATED MERCANTILE INC
filed 2004-01-16
CIK 784012

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON,DC 20549

                                    FORM 20-F/A-1

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

                    106 Avenue Road, Toronto, Ontario M5R 2H3 (416) 920-0500 (Address of principal executive offices)

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

THIS AMENDMENT IS FILED TO INCLUDE THE COMPANY'S FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 WHICH WERE INADVERTANTLY NOT FILED WITH THE ORIGINAL FILING

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


(b)  Exhibits:

4.1  Promissory  Note between  Consolidate  Mercantile  Incorporated  and Nafund
     Inc.*

31-1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)

31-2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)

32-1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).

32-2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
--------------------------------------------------
* Reference is made to the correspondingly numbered Exhibit to the Company's Annual Report on Form 20-F filed with the Commission on July 15, 2003, which is incorporated herein by reference.


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

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amended Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CONSOLIDATED MERCANTILE INCORPORATED


                                     /S/STANLEY ABRAMOWITZ
                                    -----------------------
                                    STANLEY ABRAMOWITZ,
                                    Secretary




Dated: January 16, 2004

                      CONSOLIDATED MERCANTILE INCORPORATED

                        CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                                DECEMBER 31, 2002

                      CONSOLIDATED MERCANTILE INCORPORATED


                                DECEMBER 31, 2002


                                    CONTENTS

                                                                   PAGE

AUDITORS' REPORT                                                      1
CONSOLIDATED FINANCIAL STATEMENTS

   Balance Sheets                                                     2

   Statement of Retained Earnings                                     3

   Statement of Earnings                                              4

   Schedules to Consolidated Financial Statements                     5

   Statement of Cash Flows                                            6

   Notes to Consolidated Financial Statements                    7 - 29

SUPPLEMENTARY INFORMATION

   Valuation and Qualifying Accounts and Reserves                    30

                                AUDITORS' REPORT




To the Shareholders of
CONSOLIDATED MERCANTILE INCORPORATED

We have audited the consolidated balance sheets of CONSOLIDATED MERCANTILE INCORPORATED as at December 31, 2002 and 2001 and the consolidated statements of retained earnings, earnings and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the three years in the period then ended in accordance with Canadian generally accepted accounting principles.

The examination referred to in the above report also included the related financial statement schedules listed in response to Item 19(a) of the Company's annual report on Form 20-F for each of the three years in the period ended December 31, 2002. In our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly the information set forth therein.

On April 30, 2003, we reported separately to the shareholders of Consolidated Mercantile Incorporated on the consolidated financial statements for the years ended December 31, 2002 and 2001 prepared in accordance with Canadian generally accepted accounting principles without a note disclosing the summary of differences between Canadian and United States accounting principles.




                                    [signed]

                KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                              Chartered Accountants

Toronto, Ontario
April 30, 2003

                      CONSOLIDATED MERCANTILE INCORPORATED

                           CONSOLIDATED BALANCE SHEETS
                         (Expressed in Canadian Dollars)
                                   DECEMBER 31

ASSETS
                                                                                                   2002             2001
                                                                                                   ----             ----
Current
  Cash and cash equivalents                                                                  $   5,600,840    $   2,221,276
  Short-term investments (market value $84,421; 2001 - $28,483)                                     84,421           28,483
  Accounts receivable (Note 3)                                                                  30,224,885       36,292,134
  Due from joint venture (Note 14)                                                                 491,420         -
  Income taxes receivable                                                                          737,646          468,443
  Inventories (Note 4)                                                                          24,533,043       27,733,107
  Prepaid expenses                                                                               1,033,661        1,387,140
  Future income taxes (Note 12)                                                                  1,380,655          566,157
                                                                                              ------------     ------------
                                                                                                64,086,571       68,696,740
Investments  (Note 5)                                                                              493,964          590,303
Property, plant and equipment  (Note 6)                                                         54,045,508       55,522,291
Goodwill                                                                                         2,216,876        2,222,488
Deferred financing costs                                                                         1,098,284          482,574
Patent and trademarks                                                                              344,774          386,374
Future income taxes  (Note 12)                                                                   1,055,722          924,867
                                                                                              ------------     -------------
                                                                                             $ 123,341,699    $ 128,825,637
                                                                                              ============     ============
LIABILITIES
Current
  Bank indebtedness (Note 7)                                                                 $   2,721,360    $  19,770,858
  Accounts payable and accrued liabilities                                                      29,572,282       29,456,651
  Income taxes payable                                                                           4,589,704             -
  Current portion of long-term debt (Note 8)                                                     5,206,779       18,470,100
                                                                                              ------------     ------------
                                                                                                42,090,125       67,697,609
Long-term debt  (Note 8)                                                                        30,493,061       16,740,387
Non-controlling interest                                                                        24,975,449       21,349,086
Future income taxes  (Note 12)                                                                   4,592,548        4,606,379
                                                                                              ------------     ------------
                                                                                               102,151,183      110,393,461
                                                                                              ------------     ------------
Contingencies and commitments (Notes 12(a) and (b) and 13)

SHAREHOLDERS' EQUITY
Capital stock  (Note 9)
  Authorized
      Unlimited Preferred shares, issuable in series
      Unlimited Common shares
  Issued
      3,076,885  $0.4 cumulative, non-voting, preferred shares, series 1, redeemable
                   at the discretion of the directors                                              691,502          691,502
      2,779,320  Common shares                                                                   1,670,584        1,670,584
                                                                                              ------------     ------------
                                                                                                 2,362,086        2,362,086
Contributed surplus                                                                                 59,411           59,411
Translation adjustment                                                                             561,559          656,537
Retained earnings                                                                               18,207,460       15,354,142
                                                                                              ------------     ------------
                                                                                                21,190,516       18,432,176
                                                                                              ------------     ------------
                                                                                             $ 123,341,699    $ 128,825,637
                                                                                              ============     ============

See accompanying notes to financial statements.

APPROVED ON BEHALF OF THE BOARD:

________Director                                ______________________Director

                      CONSOLIDATED MERCANTILE INCORPORATED

                   CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                         (Expressed in Canadian Dollars)

                         FOR THE YEARS ENDED DECEMBER 31

                                                                              2002             2001              2000
                                                                              ----             ----              ----
BALANCE AT BEGINNING OF YEAR, as previously stated                        $ 15,354,142   $   14,249,293     $ 13,221,681

  Restatement for asset and liability method of accounting for income
     taxes                                                                         -             -              (180,000)
  Equity effect of restatement for asset and liability  method of
     accounting for income taxes by significantly influenced company               -             -              (221,104)
                                                                            ----------      -----------       -----------

BALANCE AT BEGINNING OF YEAR, as restated                                   15,354,142       14,249,293       12,820,577

  Excess of cost of shares purchased for cancellation over
     stated value                                                                  -           (140,543)        (305,949)

  Net earnings for the year                                                  2,853,318        1,245,392        1,734,665
                                                                            ----------      -----------       -----------

BALANCE AT END OF YEAR                                                    $ 18,207,460     $ 15,354,142     $ 14,249,293
                                                                            ==========      ===========       ===========


See accompanying notes to financial statements.

                      CONSOLIDATED MERCANTILE INCORPORATED

                       CONSOLIDATED STATEMENT OF EARNINGS
                         (Expressed in Canadian Dollars)

                         FOR THE YEARS ENDED DECEMBER 31

                                                                              2002              2001              2000
                                                                              ----              ----              ----
SALES                                                                   $    240,933,774    $ 225,857,629    $ 207,205,490

COST OF SALES (Page 5)                                                       179,169,093      172,486,659      158,734,310
                                                                        ----------------  ----------------  ----------------

                                                                              61,764,681       53,370,970    $  48,471,180

OTHER INCOME (Page 5)                                                             79,769           26,497          121,563

EXPENSES (Page 5)                                                             49,429,033       47,149,393       40,033,121
                                                                        ----------------  ----------------  ----------------

EARNINGS FROM OPERATIONS BEFORE INCOME TAXES                                  12,415,417        6,248,074        8,559,622

  Income taxes (Note 12)                                                       5,192,814        2,810,946        3,583,768
                                                                        ----------------  ----------------  ----------------

EARNINGS BEFORE THE UNDERNOTED ITEMS                                           7,222,603        3,437,128        4,975,854
                                                                        ----------------  ----------------  ----------------

  Non-controlling interest                                                   (4,272,945)       (2,166,598)      (3,272,381)
  Equity in earnings (loss) of significantly influenced companies                 19,638          (25,138)          31,192
  Loss on disposal of investment                                               (115,978)             -                 -
                                                                        ----------------  ----------------  ---------------
                                                                             (4,369,285)       (2,191,736)      (3,241,189)
                                                                        ----------------  ----------------  ---------------

NET EARNINGS FOR THE YEAR                                               $      2,853,318     $  1,245,392      $ 1,734,665
                                                                        ================  ================  ===============



EARNINGS PER SHARE (Note 10)
  Basic                                                                 $           0.98     $      0.40       $      0.56
                                                                        ================       =========    ===============

  Fully diluted                                                         $           0.90     $      0.39       $      0.56
                                                                        ================       =========    ===============


See accompanying notes to financial statements.

                      CONSOLIDATED MERCANTILE INCORPORATED

                 SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                         FOR THE YEARS ENDED DECEMBER 31

                                                                                2002              2001              2000
                                                                                ----              ----              ----
                                                                                 $                 $                 $
Cost of sales
  Cost of sales                                                              178,566,591       172,010,260       158,262,822
  Rent paid to affiliates                                                        602,502           476,399           471,488
                                                                            ------------      ------------      ------------

                                                                             179,169,093       172,486,659       158,734,310
                                                                            ============      ============      ============
Other income
  Interest income                                                                 83,833            24,562           104,490
  Write-off of investment in oil and gas syndicate                              -                     -                1,382
  Earnings (loss) from investment in limited partnership                         (4,064)             1,935            15,691
                                                                            ------------      ------------      ------------

                                                                                  79,769            26,497           121,563
                                                                            ============      ============      ============
Expenses
  Selling and administration                                                  33,541,673        32,307,742        27,485,002
  Amortization                                                                10,223,145         9,351,659         6,880,626
  Interest on long-term debt                                                   1,736,028         2,406,129         1,888,123
  Advertising, promotion and shows                                             3,238,047         2,447,710         2,946,695
  Administration fees paid to affiliates                                         258,000           252,000            96,000
  Write-down of portfolio investment                                            -                  384,153           736,675
  Loss on extinguishment of debt                                                 432,140             -                 -
                                                                            ------------      ------------       -----------

                                                                              49,429,033        47,149,393        40,033,121
                                                                            ============      ============       ===========


See accompanying notes to financial statements.

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                         (Expressed in Canadian Dollars)

                         FOR THE YEARS ENDED DECEMBER 31

                                                                              2002              2001             2000
                                                                              ----              ----             ----
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
   Net earnings for the year                                               $ 2,853,318      $  1,245,392      $  1,734,665

    Items not affecting cash  (Note 11 (a))                                 13,661,276        12,990,065        11,608,427
    Disposal (purchase) of short-term investments                              (55,938)          378,068          (165,707)
    Change in non-cash components of working capital
    (Note 11 (b))                                                           14,056,925        (5,712,855)      (12,945,237)
                                                                           -------------     -------------    --------------

                                                                            30,515,581         8,900,670           232,148
                                                                           -------------     -------------    -------------

INVESTING ACTIVITIES
    Purchase and deposits on property, plant
    and equipment                                                           (8,714,525)       (8,445,074)      (11,501,918)
    Acquisitions, net of cash (Note 1)                                          -                     -         (8,061,835)
    Due from joint venture                                                    (494,583)               -                -
    Other                                                                     (813,315)         (643,668)         (389,662)
                                                                           -------------     -------------    --------------
                                                                           (10,022,423)       (9,088,742)      (19,953,415)
                                                                           -------------     -------------    -------------

FINANCING ACTIVITIES
    Purchase of common shares for cancellation                                  -               (166,609)         (361,612)
    Purchase of preferred shares for cancellation                               -                     -            (17,000)
    Net increase (decrease) in bank indebtedness                           (16,982,177)        4,547,245        10,068,590
    Proceeds from long-term debt                                            29,402,543         1,858,436        12,385,140
    Repayment of long-term debt                                            (28,442,707)       (4,598,268)       (4,896,441)
    Purchase of shares by consolidated subsidiary for
    cancellation                                                              (101,000)       (1,061,300)       (1,037,661)
    Purchase of shares of consolidated subsidiary                             (887,276)               -                -
    Issuance of shares by consolidated subsidiary                              198,000                -                -
                                                                           -------------     -----------      ------------
                                                                           (16,812,617)          579,504        16,141,016
                                                                           -------------     -------------    ------------


Effect of foreign currency translation on cash balances                       (300,977)          436,745           467,192

CHANGE IN CASH AND CASH EQUIVALENTS                                          3,379,564           828,177        (3,113,059)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               2,221,276         1,393,099         4,506,158
                                                                            ------------     -------------     ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $ 5,600,840      $  2,221,276      $  1,393,099
                                                                           ===========       ===========       ============


See accompanying notes to financial statements.

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


1.       BASIS OF PRESENTATION

          These consolidated financial statements include the accounts of the Company and the subsidiary companies over which it has control, which includes Polyair Inter Pack Inc. ("Polyair") (fiscal year ended October 31) and Distinctive Designs Furniture Inc. ("Distinctive")

          Although the Company owns 45% of the voting shares of Polyair Inter Pack Inc., the Company has the ability to control management and the operating decisions of the company.

          Effective August 23, 2000, a subsidiary acquired substantially all of the assets of Accent Packaging ("Accent"), a division of Century Products Inc. and certain assets of Beco Building Products Inc. ("Beco"). Accent, a regional manufacturer of a specialized line of packaging products, including bubble mailers and bubble and reflective insulation, has facilities in Atlanta, Georgia and Malden, Massachusetts. Beco is a supplier of specialized building materials and services to commercial users. The total consideration for the assets purchased was cash of $8.1 million (U.S. $5.4 million) including acquisition costs. The results of operations have been consolidated from the date of acquisition. The purchases are accounted for using the purchase method and the purchase cost was allocated to the fair value of the net assets acquired as follows:

          Inventory                                          $        385,450
          Property, plant and equipment                             7,676,385
                                                             ----------------

                                                             $      8,061,835
                                                             ================

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


          The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Differences between these principles and standards and those of the United States of America which would have a significant effect on these consolidated financial statements are set out in Note 16.


          Revenue Recognition

          Revenue from product sales is recognized when title passes to the customer, after making appropriate provision for sales returns and credit memos issued.

          Concentration of Credit Risk

          Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diversified nature of the Company's customer base. The Company also monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business. The Company does not normally require collateral or other security to support credit sales.

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Financial Instruments

          The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

          Cash and cash equivalents: The carrying amount approximates fair value because of the short maturity of those instruments.

          Short-term investments: The Company's short-term investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at the lower of cost and fair value with gains and losses during the period included in earnings.

          Long-term  investments:  The carrying  amounts  reported for long-term
          investments,   other  than  equity   investments   in  common  shares,
          approximate their fair value.

          Long and short-term debt: The carrying amounts of the Company's borrowings under its bank lines of credit and other long-term debts approximate their fair value.

          Other financial assets and liabilities: The carrying amounts of these assets and liabilities approximate their fair value, based principally, on short terms to maturities and interest rates offered to the Company for debt with similar terms and conditions.

          Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

          The Company, in the normal course of business, enters into forward exchange contracts, swaps and options to manage foreign currency exposures. Gains and losses on these financial instruments are recognized in the same period as the underlying exposure being hedged. At the year-end, the Company had no outstanding commitments.

          Inventories

          Inventories are stated at the lower of cost and net realizable value with cost being determined on a first-in, first-out basis.

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Investments

          Long-term investments in companies over which the Company has significant influence are accounted for on an equity basis. Long-term investments in which the Company does not have significant influence (portfolio investments) are accounted for on a cost basis. In the event of a permanent decline in the value, the investment will be written down to estimated realizable value and the loss charged to earnings.

          Genterra Investment Corporation (5.04% equity ownership) is accounted for under the equity method since management of the Company exercises significant influence over its decision making process.

          Property, Plant and Equipment and Amortization

          Property, plant and equipment are stated at cost including, for major projects, interest capitalized during the construction period. Amortization is calculated on the straight-line basis over their estimated useful lives using the following annual rates:

                 Building                      -                      2.5%
                 Automobiles                   -                       30%
                 Machinery and equipment       -                 10% - 50%
                 Furniture and fixtures        -                       20%
                 Computer equipment            -                 30% - 33%
                 Dies and moulds               -          over three years

          Amortization   of  leasehold   improvements   is   calculated  on  the
          straight-line basis over the term of the lease including the first renewal term.

          Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

          Goodwill

          Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of its net tangible assets at dates of acquisition. Effective January 1, 2002, amortization of goodwill was discontinued. Instead, goodwill is tested for impairment at least annually and more frequently if indicators exist as prescribed under CICA Handbook Section 3062, "Goodwill and Other Intangible assets". This Section requires that if the fair value of a reporting unit is less than its carrying value including goodwill, the implied fair value of the reporting unit must be compared with its carrying value to determine possible impairment. Accumulated amortization amounted to $1,660,717 (2001 - $1,385,992). The increase of $274,725 in the accumulated amortization was attributed to a subsidiary's recording of amortization expense prior to the effectivity of Section 3062.

          Patent, Trademarks and License Agreement

          Patent and trademarks are stated at cost net of accumulated amortization. Amortization is provided over the economic lives (11 years) of these intangible assets using the straight-line method. Accumulated amortization amounted to $319,577 (2001 - $281,894).

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Deferred Financing Costs

          Deferred   financing   costs   represent  the  cost  incurred  in  the
          arrangement of long-term financing and is amortized on the straight-line basis over the term of the loans. Accumulated amortization amounted to $774,837 (2001 - $622,537).

          Foreign Currency Translation

          Monetary assets and liabilities are translated into Canadian dollars at the year-end exchange rate, while foreign currency revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary items are translated at historical exchange rates.

          The accounts of the company's foreign operations included in the consolidated financial statements are translated into Canadian dollars using the current-rate method. Under this method, assets and liabilities are translated at the exchange rate in effect at the balance sheet date and the statement of earnings is translated at the average rate of exchange during the year. Cumulative net unrealized exchange adjustments arising from translation of the assets and liabilities of the foreign operations are not included in the consolidated statements of earnings but are shown as a separate component of shareholders' equity.

          Income Taxes

          The company follows the asset and liability method of accounting for income taxes. Under the asset and liability method of accounting for income taxes, future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

          Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

          Stock-based Compensation Plans

          The company and Polyair have stock-based compensation plans. No compensation expense is recognized for these plans when stock or stock options are issued to employees, directors and officers. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

          Measurement Uncertainty

          The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Earnings Per Share

          The Company retroactively adopted the new provisions of the Canadian Institute of Chartered Accountants" Handbook, Section 3500, "Earnings per Share". Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. This method is consistent with that previously applied. Diluted earnings per share is computed using the weighted average of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options using the treasury stock method.

          Advertising

          The Company expenses the cost of advertising as incurred.

3.       ACCOUNTS RECEIVABLE

                                                                      2002                2001
                                                                      ----                ----
         Accounts receivable                                   $      32,072,273     $ 38,076,624
         Allowance for doubtful accounts                              (1,847,388)      (1,784,490)
                                                               ------------------    -------------

                                                               $      30,224,885     $ 36,292,134
                                                               =================     =============


4.       INVENTORIES

                                                                      2002               2001
                                                                      ----               ----
         Raw materials                                         $      14,650,578     $ 17,579,579
         Work in process                                                 592,074          617,370
         Finished goods                                                9,290,391        9,536,158
                                                                ----------------      ------------
                                                               $      24,533,043     $ 27,733,107
                                                                ================      ============

5.       INVESTMENTS
                                                                      2002               2001
                                                                      ----               ----
         Investment in significantly influenced company
             common shares - at equity                         $         493,964     $    590,303
                                                               ================       ===========

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


6.       PROPERTY, PLANT AND EQUIPMENT

                                                                                   2002                           2001
                                                                                   ----                           ----
                                                                              Accumulated
                                                                     Cost     Amortization          Net            Net
        Land                                                 $    205,928    $       -       $    205,928    $    208,169
        Building                                               12,346,334       1,549,142      10,797,192      11,234,821
        Automobiles                                               147,934         109,792          38,142          33,364
        Machinery and equipment                                65,952,124      27,449,343      38,502,781      36,222,048
        Furniture and fixtures                                  1,499,035       1,174,643         324,392         614,162
        Computer equipment                                      3,257,386       2,172,940       1,084,446       1,308,039
        Leasehold improvements                                  4,108,677       2,607,792       1,500,885       1,961,218
        Dies and moulds                                           156,765         104,804          51,961         112,998
        Construction in process                                 1,539,781           -           1,539,781       3,827,472
                                                              -----------     -----------     -----------     -----------

                                                             $ 89,213,964    $ 35,168,456    $ 54,045,508    $ 55,522,291
                                                              =============   ===========     ===========     ===========

7.       BANK INDEBTEDNESS

          The bank loans bear interest on a prime plus basis and are secured by an assignment of book debts, inventories, property, plant and equipment and general security agreements of consolidated subsidiaries.

          During the year Polyair negotiated a replacement borrowing facility with new lenders. This new facility provides Polyair with a total line of credit of approximately U.S. $55.7 million, of which a maximum of U.S. $25.0 million is for working capital with availability determined monthly based on eligible accounts receivable and inventory. Based on Polyair's fiscal year-end balances, the available line of credit is U.S. $17.8 million, of which Polyair has used U.S. $9.0 million to support its long-term debt, including a letter of credit of U.S. $6.3 million. As at Polyair's year-end, no amounts have been drawn on the line of credit, leaving an unused available working capital line of credit of approximately U.S. $8.8 million. The remaining U.S. $31.0 million is for capital expenditures, acquisitions and new business opportunities, of which U.S. $13.0 million (2001 - U.S. $10.0 million) has been used as term loans. The letter of credit is subject to a fee of 1.5% per annum. The line of credit is reviewed and renewed annually and is subject to an unused credit facility fee of 0.375% per annum on the undrawn balance.

          At the Company's year end, Polyair had unused available borrowing capacity of approximately U.S. $6.4 million under its existing facility while Distinctive has unused available borrowing capacity of approximately $7.3 million. Total interest paid during the year, including interest on long-term debt, amounted to $2,488,587 (2001 - $3,675,385; 2000 - $3,203,655).

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000

7.       BANK INDEBTEDNESS (Continued)

          Certain of the loans disclosed in Note 7 are supported by the above referred bank letter of credit. The line of credit and the loan agreements are secured by substantially all the assets of Polyair and contain various restrictive covenants relating to, among other things, minimum levels of tangible net worth and net income, limitations of indebtedness and building and equipment purchases, and various other items.

                                                                                                2002              2001
                                                                                                ----              ----
         U.S. operating demand loan, interest at prime plus 0.5% per annum                $    2,721,360      $ 4,457,816
         U.S. $21,000,000 credit facility, interest payable at U.S. prime plus
           0.5% or LIBOR plus 2.25% per annum                                                     -                    -
         U.S. $4,000,000 Canadian dollar equivalent credit facility, interest
           payable at Canadian prime plus 0.5% of LIBOR plus 2.75%                                -                    -
         $17,347,000 (U.S. 11,000,000) credit facility, interest payable at U.S.
           prime plus 0.5% of LIBOR plus 2.25%                                                    -            13,441,098
         $7,885,000 (U.S. $5,000,000) in Canadian dollar equivalent credit
           facility,  interest payable at Canadian prime                                          -             1,871,944
                                                                                          ----------------  ----------------

                                                                                             $ 2,721,360      $19,770,858
                                                                                             ===========      ============

8.       LONG-TERM DEBT

                                                                                                2002              2001
                                                                                                ----              ----
         Debenture payable,  bearing floating interest based on the rates prevalent for the highest rated  short-term U.S.  federally tax exempt  obligations,
         repayable  in  U.S.  dollars  in  quarterly  sinking  fund   installments,
         maturing June 1, 2016                                                            $    4,355,694     $ 4,565,526

         Note payable, bearing interest at 3% per annum, repayable in U.S. dollars in blended monthly installments of $22,205 (U.S. $14,075), maturing March
         2007                                                                                  1,085,803       1,327,866

         U.S. dollar term loan, repayable by monthly principal installments U.S.
         $83,333 plus interest at prime plus 2% or annum (repaid during the year)                 -            7,412,080

         Debenture loan, bearing floating interest based on the rates prevalent for the highest rated short-term U.S. federally tax exempt obligations, repayable in U.S. dollars in quarterly sinking fund installments,
         maturing September 2003                                                                 223,089         462,072

         Note payable, bearing interest at 3% per annum, repayable in U.S. dollars in blended monthly installments of $20,356 (U.S. $12,903), maturing June
         2007                                                                                  1,046,802       1,267,939

         U.S. dollar term loan, bearing interest at 7.756% per annum, repayable
         blended monthly installments of U.S. $14,939, due April 2002                             -              157,704
                                                                                          ----------------  ----------------

         Carried forward                                                                  $    6,711,388    $ 15,193,187
                                                                                          ----------------   ------------

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


8.       LONG-TERM DEBT (Continued)

                                                                                                  2002              2001
                                                                                                  ----              ----
         Brought forward.....                                                                 $  6,711,388    $ 15,193,187

         Note payable, bearing interest at 12% per annum, repayable in U.S.
         dollars in blended monthly installments of $26,728 (U.S. $16,942),due
         October 31, 2005                                                                          273,011         343,794

         U.S. dollar term loan, bearing interest at 6% per annum, repayable
         blended monthly installments of U.S. $1,640                                                   -            36,272

         U.S. dollar denominated debenture loan, bearing interest at 6.5% per
         annum, maturing April 1, 2005                                                           5,460,218       6,308,153

         U.S. dollar denominated note payable, bearing interest at 3% per annum, repayable by monthly installments of $32,383 (U.S. $20,527),maturing
         January 2006                                                                            1,188,768       1,548,652

         U.S. dollar term loan, bearing interest at prime plus .5% per annum, repayable by blended monthly principal payments of U.S. $99,500 plus
         interest (repaid during the year)                                                            -          8,394,575

         Term loan, repayable by monthly principal installments of $20,250 plus
         interest at prime plus 1% per annum (repaid during the year)                                 -          1,214,320

         Non-revolving bank loan, bearing interest at prime plus 0.75% per annum, repayable by monthly principal installments of $9,657 plus interest
         (repaid during the year)                                                                     -            569,738

         Term loan, repayable by monthly principal payments of $86,393 (U.S.
         $54,762) plus interest at prime plus 0.5%, maturing June 2009                           3,287,051             -

         Term loan, repayable by monthly principal payments of $73,622 (U.S.
         $46,667) plus interest at prime plus 0.5%, maturing June 2012                           8,081,124             -

         Canadian dollar denominated term loan, repayable by monthly principal installments of $32,679 plus interest at prime plus 1%, maturing
         November
         1, 2005                                                                                 2,614,665             -

         Term loan, repayable by monthly principal payments of $91,436 (U.S.
         $57,959) plus interest at 5.07%, maturing August 2007                                   4,572,543             -

         Term loan, repayable by monthly principal payments of $37,981 (U.S.
         $24,075) plus interest at 4.97%, maturing September 2007                                1,992,200             -
                                                                                              ------------    -----------

          Carried forward                                                                     $ 34,180,968    $ 33,608,691
                                                                                              ------------    ------------


                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


8.       LONG-TERM DEBT (Continued)

                                                                                                  2002              2001
                                                                                                  ----              ----
          Brought forward....                                                                 $ 34,180,968     $ 33,608,691

         Note payable, bearing interest at 12% per annum due November 14, 2003                     420,000             -

         Convertible debenture payable to an affiliated company, bearing interest at 11.9% per annum, with interest payable quarterly in advance, due September 8, 2006, secured by a general security agreement and certain
         assets of the Company                                                                     550,000        1,100,000

         Note payable, non-interest bearing with no specific terms of repayment                    537,500          412,500

         Note payable to an affiliated company, non-interest bearing with no
         specific terms of repayment                                                              -                  71,497

         Other equipment loans                                                                      11,372           17,799
                                                                                               -----------      ------------

                                                                                              $ 35,699,840     $ 35,210,487

            Less:  current portion                                                               5,206,779       18,470,100
                                                                                               -----------      ------------

                                                                                              $ 30,493,061     $ 16,740,387
                                                                                               ===========      ===========


          Certain of the loans are guaranteed by a bank letter of credit. The letter of credit and loan agreements are secured substantially by all the assets of a consolidated subsidiary and contain various restrictive covenants relating to, among other things, minimum levels of tangible net worth and net income, limitations of indebtedness and building and equipment purchases and various other items.

          The aggregate amount of payments required in the 2003 fiscal year and subsequent years to meet retirement provisions are as follows:

        2003                                           $      5,206,779
        2004                                                  6,258,914
        2005                                                  7,925,117
        2006                                                  4,729,407
        2007                                                  3,018,721
        Thereafter                                            8,560,902
                                                       ----------------
                                                       $     35,699,840
                                                       ================

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


9.       CAPITAL STOCK

         (a)      Issued

                                                   Common Shares          Preferred Shares Series 1

                                              # of Shares     $ Value      # of Shares     $ Value
                                               ----------     -------      -----------     --------
        Balance at December 31, 2000            2,822,686    1,696,650       3,076,885      691,502

        Repurchase for cancellation               (43,366)     (26,066)             -             -
                                               -----------   ----------    -----------     ---------

        Balance at December 31, 2001            2,779,320    1,670,584       3,076,885      691,502
                                               ===========   ==========    ===========     =========

          During the fiscal year 2001, the Company repurchased for cancellation 43,366 common shares pursuant to a Normal Course Issuer bid for a total consideration of $26,066. The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

         (b)      Stock Options


                                                              2002        2001
                                                              ----        ----
                  Outstanding shares, beginning of year      190,000     197,500
                  Expired                                          -     (7,500)
                                                             -------     -------
                  Outstanding shares, end of year            190,000     190,000
                                                             =======     =======

                  These options are exercisable as follows: 62,500 at $1.60 per share until July 2005; and 127,500 at $4.00 per share until November 2005.

         (c)      Convertible Debenture

                  The debenture holder (Note 7) has the right to convert the debenture into 104,761 Common shares at the price of $5.25 per share until September 8, 2006.

         (d)      Share Purchase Warrants

                  Pursuant to the long-term debt repayment options, the Company issued share purchase warrants enabling the purchase of 209,523 Common shares at the price of $5.25 per share. These share purchase warrants expire on September 8, 2006.

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000

10.      EARNINGS PER SHARE

          Earnings per share have been calculated using the weighted average number of shares outstanding during the year of 2,779,320 (2001 - 2,786,917; 2000 - 2,893,107). Reported earnings have been decreased by the current year's cumulative dividends on non-retractable preferred shares of $123,075 (2001 - $123,075; 2000 - $123,075) to determine earnings available for distribution to participating shareholders.

          Fully diluted earnings per share have been calculated on the same basis with the weighted average number of shares plus potential common shares outstanding during the year totalling 3,048,805 (2001 -
          2,851,144; 2000 - 2,983,107). The outstanding options were not included in the calculations of diluted earnings per share for the year ended December 31, 2000 as these were anti-dilutive.

          Cumulative  dividends  of  $1,876,900  (2001  -  $1,753,825;   2000  -
          $1,630,750) are in arrears on Preferred shares Series 1.

                                                                                 2002           2001              2000
                                                                                 ----           ----              ----
         Numerator:
           Net earnings                                                      $ 2,853,318    $ 1,245,392       $ 1,734,665
           Dividends to preferred shareholders                                  (123,075)      (123,075)         (123,075)
                                                                              ----------     -----------       -----------
           Net earnings available to common shareholders                     $ 2,730,243    $ 1,122,317       $ 1,611,590
                                                                              ==========     ===========       ===========
         Denominator:
           Weighted average number of shares outstanding                       2,779,320      2,786,917         2,893,107
           Effective dilutive securities
               Stock options                                                     143,612         64,227              -
               Shares purchase warrants                                          123,873            -                -
                                                                              ----------     ----------        ----------
                                                                               3,046,805      2,851,144         2,893,107
                                                                              ----------     ----------        ----------
         Earnings per share
           Basic                                                             $      0.98     $     0.40       $      0.56
           Fully diluted                                                     $      0.90     $     0.39       $      0.56


11.      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              2002              2001              2000
                                                                              ----              ----              ----
         (a) Items not affecting cash:
                  Amortization                                               $10,223,145     $ 9,351,659      $ 6,880,626
                  Non-controlling interest                                     4,272,945       2,166,598        3,272,381
                  Future income taxes                                          (931,154)       1,062,517          749,937
                  Equity in (earnings) loss or significantly
                  influenced companies                                          (19,638)          25,138          (31,192)
                  Write-down of portfolio investment                            -                384,153          736,675
                  Loss on disposal of investment                                 115,978             -                 -
                                                                              ----------      ----------        ---------

                                                                             $13,661,276     $12,990,065      $11,608,427
                                                                              ==========      ==========       ==========

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


11.      CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

                                                                              2002              2001              2000
                                                                              ----              ----              ----
         (b) Change in non-cash components of working capital:
                  Increase in accounts receivable                           $  6,067,249     $ (3,108,537)     $ (9,120,014)
                  Increase in income taxes receivable                          (269,203)         (468,443)             -
                  (Increase) decrease in inventories                           3,200,064       (1,810,747)       (7,931,680)
                  (Increase) decrease in prepaid expenses                        353,479         (358,625)         (417,330)
                  Increase in accounts payable and accrued liabilities           115,632          168,826         4,786,778
                  Increase (decrease) in income taxes payable                  4,589,704         (135,329)         (262,991)
                                                                             -----------      ------------      ------------

                                                                            $ 14,056,925     $ (5,712,855)     $(12,945,237)
                                                                             ===========      ============      ============

12.      OTHER INFORMATION

         (a)      Operating Leases

          The Company leased several premises and other equipment in Canada and the U.S.

          At December 31, 2002, future minimum payments for the next five years and thereafter under non-cancellable operating leases are as follows:

                 2003                                       $ 4,864,503
                 2004                                         4,405,065
                 2005                                         3,858,245
                 2006                                         2,322,814
                 2007 and thereafter                          1,064,670
                                                            ------------
                                                           $ 16,515,297
                                                            ============

          Total rent paid during the year amounted to $4,592,163 (2001 - $4,295,301; 2000 - $3,571,957).

          (b)  Commitments

               (i) The Company granted an officer an option to purchase five percent of its common share holdings in a consolidated subsidiary for $344,000, expiring December 2006.

               (ii) The Company  granted an officer of a subsidiary an option to purchase two percent of its common share holdings in a consolidated subsidiary for $360,000, expiring August 2005.

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


12.      OTHER INFORMATION (Continued)

         (c)      Income Taxes

          The effective tax rate of the Company differs from the prescribed rate of tax. The difference can be reconciled as follows:


                                                           2002           2001           2000
                                                    -----------    -----------    -----------
Income tax computed at statutory combined basic
  income tax rates                                  $ 4,849,503    $ 2,649,894    $ 3,775,024
Increase (decrease) in income tax resulting from:
    Revaluation of benefit of loss carry-forwards          --             --          506,217
    Differing tax rates in foreign countries             39,253       (177,087)      (389,284)
    Non-deductible expenses                             210,484        297,222        376,457
    Manufacturing and processing tax credit             (60,689)      (171,804)      (194,683)
    Large corporations tax                               64,824         44,152         23,468
    Future tax benefits previously unrecognized            --           66,466       (185,038)
    Reduction in future tax rates                        41,541           --             --
    Other                                                47,898        102,103       (328,393)
                                                    -----------    -----------    -----------
    Effective income tax provision                  $ 5,192,814    $ 2,810,946    $ 3,583,768
                                                    ===========    ===========    ===========


          Total income taxes paid during the year amounted to $1,990,760 (2001 - $2,786,746: 2000 - 3,042,625).


                  The components of income taxes are as follows:

                                       2002           2001          2000
                                -----------    -----------   -----------
Current
  - Canadian                    $   625,460    $   433,369   $   785,282
  - U.S.                          5,498,508      1,315,060     2,048,549
Future
  - Canadian                       (489,954)       445,024        43,898
  - U.S.                           (441,200)       617,493       706,039
                                -----------    -----------   -----------
                                $ 5,192,814    $ 2,810,946   $ 3,583,768
                                ===========    ===========   ===========

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


12.      OTHER INFORMATION (Continued)

         (d)      Future Income Taxes

                  A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:

                                                     2002           2001
                                              -----------    -----------
Non-current future income tax liabilities
  Depreciable property, plant and equipment   $(4,592,548)   $(4,606,379)
                                              -----------    -----------

Current future tax assets
  Donation                                         43,682           --
  Inventory                                       335,413        435,262
  Accounts receivable                              20,281        (47,311)
  Corporate minimum tax credit                     28,081         28,387
  Accrued liabilities                             953,198        149,819
                                              -----------    -----------
                                                1,380,655        566,157
                                              -----------    -----------

Non-current future tax assets
  Portfolio investment                             74,000         81,000
  Deferred financing costs                          1,560           --
  Non-capital loss carry-forwards                 861,909        772,900
  Capital loss carry-forwards                      23,401         23,656
  Corporate minimum tax credit                    177,847        179,782
  Eligible cumulative expenditure                  48,050           --
  Valuation allowance                            (131,045)      (132,471)
                                              -----------    -----------
                                                1,055,722        924,867
                                              -----------    -----------

                                                2,436,377      1,491,024

  Net future tax liability                    $(2,156,171)   $(3,115,355)
                                              ===========    ===========


          The company has non-capital loss carry-forwards of approximately $136,000, of which $55,000 expires in 2005, $28,000 expires in 2007 and $53,000 expires in 2009. One of the Company's U.S. subsidiaries has non-capital loss carry-forwards approximately $1,660,000, of which approximately $165,000 expires in each year from 2003 to 2013. The Company's Canadian subsidiary has Ontario corporate minimum tax credit of approximately $107,000 and capital loss carry-forwards of approximately $130,000 for which no future income tax assets have been recognized.

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


13.      CONTINGENCIES AND COMMITMENTS

          The Company's subsidiaries are involved in various legal proceedings which, in the opinion of management, will not have a material impact upon their financial position.


14.      DUE FROM JOINT VENTURE

          In August 2002, Polyair, a consolidated subsidiary, entered into an agreement to establish a joint venture. These financial statements reflect the Polyair's proportionate interest in the joint venture's assets and liabilities. No revenue or expenses were incurred by the joint venture during the year.

          The  following   amounts  included  in  the   consolidated   financial
          statements represent Polyair's proportionate interest in the joint venture at October 31, 2002:

        Due from joint venture                  $    491,420
        Property, plant and equipment                469,579
        Other assets                                  35,881
        Bank indebtedness
                                                    (10,920)
                                                -------------
        Net assets
                                                $    985,960
                                                ============

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000

15.      SEGMENTED INFORMATION

         The Company manufactures furniture in Canada and packaging and pool products in Canada and United States.

         2002

         Industry Segments:
                                                            Packaging
                                                             Products       Pool Products       Furniture       Consolidated
                                                             --------       -------------       ---------       ------------
                                                                $                $                  $                 $
        Sales                                               133,967,656       53,675,616        53,290,502       240,933,774
                                                            ===========       ==========        ==========       ===========
        Operating profit                                     22,972,209        7,121,997         1,922,455       32,016,661
                                                            ===========       ==========        ==========
        Corporate expenses                                                                                       (6,104,951)
        Other income                                                                                                 79,769
        Amortization                                                                                            (10,223,145)
        Interest                                                                                                 (2,920,777)
        Loss on extinguishment of debt                                                                             (432,140)
        Income taxes                                                                                             (5,192,814)
        Non-controlling interest                                                                                 (4,272,945)
        Equity in earnings of significantly influenced company                                                       19,638
        Loss on disposal of investment                                                                             (115,978)
                                                                                                               -------------
        Earnings for the year                                                                                     2,853,318
                                                                                                               =============
        Identifiable assets                                  70,500,780       23,488,300        16,364,995      110,354,075
                                                           ============      ===========        ==========
        Corporate assets                                                                                         12,987,624
                                                                                                               -------------
        Total assets                                                                                            123,341,699
                                                                                                               =============
        Capital expenditures (net)                            6,884,912          722,248           521,716        8,128,876
                                                           ============      ===========        ==========
        Corporate                                                                                                   585,649
                                                                                                               -------------
        Total capital expenditures (net)                                                                          8,714,525
                                                                                                               =============
        Amortization                                          6,745,172        1,221,542           810,364        8,777,078
                                                           ============      ===========        ==========
        Corporate                                                                                                 1,446,067
                                                                                                               -------------
        Total amortization                                                                                       10,223,145
                                                                                                               =============


         Geographic Segments:
                                                                               Canada        United States     Consolidated
                                                                               ------        -------------     ------------
                                                                               $                 $                 $
        Sales                                                                 68,113,691       172,820,083       240,933,774
                                                                            ============       ===========     =============
        Property, plant, equipment and goodwill                               14,942,571        38,820,593        53,763,164
                                                                            ============       ===========
        Corporate                                                                                                  2,499,220
                                                                                                           -----------------
        Total property, plant and equipment and goodwill                                                          56,262,384
                                                                                                           =================

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000

15.      SEGMENTED INFORMATION (Continued)

         2001

         Industry Segments:
                                                            Packaging
                                                             Products       Pool Products       Furniture       Consolidated
                                                             --------       -------------       ---------       ------------
                                                               $                $                 $                 $
        Sales                                               123,735,757       48,152,140        53,969,732       225,857,629
                                                            ===========      ===========       ===========       ===========
        Operating profit                                     17,554,667        3,520,172         3,023,970        24,098,809
                                                            ===========      ===========       ===========
        Corporate expenses                                                                                       (3,760,750)
        Other income                                                                                                 26,497
        Amortization                                                                                             (9,351,659)
        Interest                                                                                                 (4,380,670)
        Write-down of portfolio investment                                                                         (384,153)
        Income taxes                                                                                             (2,810,946)
        Non-controlling interest                                                                                 (2,166,598)
        Equity in earnings of significantly influenced company                                                      (25,138)
                                                                                                                ------------
        Earnings for the year                                                                                     1,245,392
                                                                                                                ============
        Identifiable assets                                  71,094,465       29,039,584        18,897,814      119,031,863
                                                            ===========      ===========       ===========
        Corporate assets                                                                                          9,793,774
                                                                                                                ------------
        Total assets                                                                                            128,825,637
                                                                                                                ============
        Capital expenditures (net)                            6,485,987        1,016,323           289,854        7,792,164
                                                            ===========      ===========       ===========
        Corporate                                                                                                   652,910
                                                                                                                ------------
        Total capital expenditures (net)                                                                          8,445,074
                                                                                                                ============
        Amortization                                          6,507,546          891,592           625,808        8,024,946
                                                            ===========      ===========       ===========
        Corporate                                                                                                 1,326,713
                                                                                                                ------------
        Total amortization                                                                                        9,351,659
                                                                                                                ============

         Geographic Segments:
                                                                               Canada        United States     Consolidated
                                                                               ------        -------------     ------------
                                                                                 $                 $                 $
        Sales                                                                 63,164,972       162,692,657       225,857,629
                                                                             ===========       ===========       ===========
        Property, plant, equipment and goodwill                               43,532,510        11,108,658        54,641,168
                                                                             ===========       ===========
        Corporate                                                                                                  3,103,611
                                                                                                                 -----------
        Total property, plant, equipment  and goodwill                                                            57,744,779
                                                                                                                 ===========

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000

15.      SEGMENTED INFORMATION (Continued)

         2000

         Industry Segments:
                                                            Packaging
                                                            Products       Pool Products       Furniture       Consolidated
                                                            --------       -------------       ---------       ------------
                                                                $                $                 $                 $
        Sales                                               108,220,841       47,143,280        51,841,369       207,205,490
                                                            ===========      ===========       ===========       ===========
        Operating profit                                     19,168,166        2,100,336         2,708,030        23,976,532
                                                            ===========      ===========       ===========
        Corporate expenses                                                                                       (4,464,766)
        Other income                                                                                                121,563
        Amortization                                                                                             (6,880,626)
        Interest                                                                                                 (3,456,406)
        Write-down of portfolio investment                                                                         (736,675)
        Income taxes                                                                                             (3,583,768)
        Non-controlling interest                                                                                 (3,272,381)
        Equity in earnings of significantly influenced company                                                       31,192
                                                                                                                ------------
        Earnings for the year                                                                                     1,734,665
                                                                                                                ============
        Identifiable assets                                  69,447,590       27,585,310        15,832,608      112,865,508
                                                            ===========      ===========       ===========
        Corporate assets                                                                                          8,801,090
                                                                                                                ------------
        Total assets                                                                                            121,666,598
                                                                                                                ============
        Capital expenditures (net)                           15,599,467        2,180,284           689,553       18,469,304
                                                            ===========      ===========       ===========
        Corporate                                                                                                   708,999
                                                                                                                ------------
        Total capital expenditures (net)                                                                         19,178,303
                                                                                                                ============
        Amortization                                          4,348,727          812,611           628,732        5,790,070
                                                            ===========      ===========       ===========
        Corporate                                                                                                 1,090,556
                                                                                                                ------------
        Total amortization                                                                                        6,880,626
                                                                                                                ============


         Geographic Segments:
                                                                               Canada        United States     Consolidated
                                                                               ------        -------------     ------------
                                                                                 $                 $                 $
        Sales                                                                 65,404,834       141,880,656       207,205,490
                                                                             ===========       ===========       ===========
        Property, plant, equipment and goodwill                               43,064,890        10,902,831        53,967,721
                                                                             ===========       ===========
        Corporate                                                                                                  2,096,404
                                                                                                                 -----------
        Total property, plant, equipment  and goodwill                                                            56,064,125
                                                                                                                 ===========

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000

16. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

          The Company follows accounting principles generally accepted in Canada. Differences between generally accepted accounting principles in Canada and those applicable in the United States of America (United States) are summarized below:

          (a) The Company's investment in Genterra Investment Corporation includes earnings based on the appraised value of the significantly influenced company's assets, land and building. Under United States generally accepted accounting principles the fixed assets must be carried at cost. The equity in earnings and dilution gain recorded by the Company has been adjusted accordingly.

          (b) The Company's acquisitions of Distinctive Designs Furniture Inc., previously a significantly influenced company, and Kroehler Furniture Group Inc., a formerly consolidated subsidiary, were accounted for by the purchase method under Canadian generally accepted accounting principles. Under United Stated generally accepted accounting principles, these non-arm's length acquisitions must be accounted for by the pooling of interests method. The accounting has been adjusted accordingly.

          (c) Under Canadian generally accepted accounting principles, investments are accounted for using the cost method. Under the United States generally accepted accounting principles, investments classified as available for sale securities are carried at market values with unrealized gains or losses reflected as a component of shareholders equity.

          (d) United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method as permitted under Canadian and United States accounting principles. The United States pronouncement does, however, require the disclosure of pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options under the fair value method. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                              Assumptions
                                                             -------------
                                              Risk-free        Weighted
                            Expected          interest          average          Expected          Vesting
                           Volatility           rate          fair value           life            period       Dividend
                           ----------           ----                               ----            ------       --------
                                                                 (Cdn. $
                                                               Per share)
             Options granted
                  2000         30%              6.50%             1.02               5                -             -
                  2001          -                 -                 -                -                -             -
                  2002          -                 -                 -                -                -             -


                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000

16. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

                                                                              2002             2001              2000
                                                                              ----             ----              ----
           Net income - U.S. GAAP                                          2,926,773        1,268,693         2,042,668
           Compensation cost                                                    -                 -            (194,150)
           Pro-forma net income - I.S. GAAP                                2,926,773        1,268,693         1,848,518

           Earnings per share - U.S. GAAP
              Basic                                                             1.01             0.41              0.66
              Diluted                                                           0.92             0.40              0.66

           Pro-forma earnings per share
              Basic                                                             1.01             0.41              0.60
              Diluted                                                           0.92             0.40              0.60

          The effect on the consolidated balance sheet of the difference between accounting principles generally accepted in Canada and those accepted in the United States is summarized as follows:

                                                          Canadian
                                                         Accounting        Increase       U.S. Accounting
                                                         Principles       (Decrease)        Principles
                                                         ----------       ----------        ----------
                                                             $                 $                 $
           December 31, 2002
           Investments                                     493,964          248,020           741,984
           Goodwill                                      2,216,876        (118,720)         2,098,156
                                                                          ---------
           Total assets                                123,341,699          129,300       123,470,999
                                                                          =========
           Capital stock                                 2,362,086        (226,420)         2,135,666
           Retained earnings                            18,207,460          355,720        18,563,180
                                                                          ---------

           Total liabilities and equity                123,341,699          129,300       123,470,999
                                                                          =========

                                                          Canadian
                                                         Accounting        Increase       U.S. Accounting
                                                         Principles       (Decrease)        Principles
                                                         ----------       ----------        ----------
                                                             $                 $                 $
           December 31, 2001
           Investments                                     590,303          174,566           764,869
           Goodwill                                      2,222,488        (118,720)         2,103,768
                                                                          ---------
           Total assets                                128,825,637           55,846       128,881,483
                                                                          =========
           Capital stock                                 2,362,086        (226,420)         2,135,666
           Retained earnings                            15,354,142          282,266        15,636,408
                                                                          ---------
           Total liabilities and equity                128,825,637           55,846       128,881,483
                                                                          =========

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000

16. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

          The effect on earnings for the above differences between accounting principles generally accepted in Canada and those accepted in the United States are summarized as follows:

                                                                                 2002             2001              2000
                                                                                 ----             ----              ----
                                                                                  $                 $                 $
           Earnings for the year
           - Canadian accounting principles                                    2,853,318        1,245,392         1,734,665
           Gain on equity investment transactions                                 71,223             -              216,271
           Equity loss of significantly influenced companies                       2,232         (95,419)          (70,242)
           Amortization of goodwill                                             -                 118,720           161,974
                                                                              ----------       ----------        ----------
           Earnings for the year
           - United States accounting principles                               2,926,773        1,268,693         2,042,668

           Translation adjustment gain (loss)                                   (94,978)          287,338           166,614
           Unrealized loss on investments, net of taxes                         -                   -             (163,094)
                                                                              ----------       ----------        ----------
           Comprehensive income                                                2,831,795        1,556,031         2,046,188
                                                                              ==========       ==========        ==========
           Earnings per share - U.S. GAAP                                           1.01             0.41              0.66
                                                                              ==========       ==========        ==========
           Fully diluted earnings per share - U.S. GAAP                             0.92             0.40              0.66
                                                                              ==========       ==========        ==========

          The effect on the state of cash flows for the above differences between accounting principles generally accepted in Canada and those accepted in the United States is summarized as follows:

                                                                               Canadian
                                                                              Accounting        Increase       U.S. Accounting
                                                                              Principles       (Decrease)        Principles
                                                                              ----------       ----------        ----------
                                                                                  $                 $                 $
           December 31, 2002
           Operating activities
              Earnings for the year                                            2,853,318           73,455         2,926,773
              Gain on equity investment transactions                             115,978         (71,223)            44,755
              Equity in loss of significantly influenced companies              (19,638)          (2,232)          (21,870)
                                                                                                 --------
           Total cash and cash equivalents used for operating
              activities                                                      30,515,581            -            30,515,581
                                                                             ===========         ========        ==========
           December 31, 2001
           Operating activities
              Earnings for the year                                            1,245,392           23,301         1,268,693
              Equity in loss of significantly influenced companies                25,138           95,419           120,557
              Amortization of goodwill                                           367,048        (118,720)           248,328
                                                                                                ---------
           Total cash and cash equivalents used for operating
              activities                                                       8,900,670            -             8,900,670
                                                                             ===========        =========        ==========

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


17. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

                                                                               Canadian
                                                                              Accounting        Increase       U.S. Accounting
                                                                              Principles       (Decrease)        Principles
                                                                              ----------       ----------      -------------
                                                                                  $                 $                 $
           December 31, 2000
           Operating activities
              Earnings for the year                                            1,734,665          208,003         1,942,668
              Gain on equity investment transactions                            (216,271)             -            (216,271)
              Equity in loss of significantly influenced companies                (3,182)          70,242            67,060
              Amortization of goodwill                                           409,839         (161,974)          247,865
                                                                                                ---------

           Total cash and cash equivalents used for operating
              activities                                                         232,148            -               232,148
                                                                               =========        =========         =========

         Recently Issued Accounting Pronouncements

          Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which had not yet been adopted due to delayed effective dates.

          (i) Statement of Financial Accounting Standards ("SFAS") No. 141, SFAS 142, SFAS 143 and SFAS 144

               In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", and SFAS No. 142 "Goodwill and Other Intangible Assets".

               In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations".

               In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

               On January 1, 2002, the company adopted SFAS No. 141, SFAS No. 142, SFAS No. 143 and SFAS No. 144. The adoption of these statements did not have a material impact on the company's results of operations or financial condition.

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


17. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

          (ii) Statement of Financial Accounting Standards No. 146 (SFAS 146)

               In July 2002, the FASB issued SFAS No. 146, which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS No. 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring activities. The adoption of this Statement is not expected to have a material effect on the Company's results of operations or financial condition.

          (iii) Statement of Financial Accounting Standards No. 148 (SFAS 148)

               In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS No. 148 amends the transition and disclosure provisions of SFAS No.
               123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for Employee stock options using the fair market value method and, if so, when to begin transition to that method.

          (iv) FASB Interpretation No. 45 (FIN 45)

               In November 2002, the FASB issued FIN 45, which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a material impact on the Company's financial statements.

          (vi) FASB Interpretation No. 46 (FIN 46)

               In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities" which requires the consolidation of variable interest entities, as defined. FIN 46 is applicable to financial statements to be issued by the Company after 2002; however, disclosures are required currently if the Company expects to consolidate any variable interest entities.

                      CONSOLIDATED MERCANTILE INCORPORATED

           CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                         (Expressed in Canadian Dollars)

                         FOR THE YEARS ENDED DECEMBER 31


          Column A            Column B                 Column C               Column D         Column E          Column F

                                                              Additions
                               Balance       Charged to     Charged to
                            Beginning of     Costs and    Other Accounts                    Deductions -    Balance End of
                               Period         Expenses      - Describe         Other          Describe*          Period
                               ------         --------        --------         -----          ---------          ------
       Description                $              $               $               $                $                $
       -----------

   Allowance for doubtful
     accounts                                                                                         -                -

   December 31, 2002             1,784,490        246,737        -                  -            (183,839)         1,847,388

   December 31, 2001             1,302,465        534,436        -                  -             (52,411)         1,784,490

   December 31, 2000             1,236,560         74,048        -                  -              (8,143)         1,302,465


          *  Deductions   represent  bad  debts  written  off  against  accounts
          receivable and reversals of over accruals.

                                EXHIBIT INDEX


4.1  Promissory  Note between  Consolidate  Mercantile  Incorporated  and Nafund
     Inc.*
31-1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
31-2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
32-1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
32-2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
---------------------------

* Reference is made to the correspondingly numbered Exhibit to the Company's Annual Report on Form 20-F filed with the Commission on July 15, 2003, which is incorporated herein by reference.