Form 20-F
period 2003-12-31
CONSOLIDATED MERCANTILE INC
filed 2004-06-29
CIK 784012

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


For the Fiscal year ended:         December 31, 2003
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

                    Common Shares, no par value
                    Non-Voting, Redeemable, Preference Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

     At June 9, 2004, the Company had outstanding 5,075,360 Common Shares, no par value and 315,544 Non-Voting, Non-Participating, $0.04 Non-Cumulative, Redeemable, Class A Preference Shares, no par value.

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

UNLESS OTHERWISE NOTED, THE DOLLAR AMOUNTS CONTAINED IN THIS REPORT ARE IN CANADIAN CURRENCY ($1 CDN = $0.7306 U.S. AT JUNE 1, 2004) AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA.

Historic rates of exchange appear in Part I, Item 3 of this report. The effect of material differences between Canadian and United States generally accepted accounting principles which would bear upon the Company's financial statements, are set forth in the Note 17 to the Company's Audited Consolidated Financial Statements which are included in Part IV Item 19 herein.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.  KEY INFORMATION.

A. Selected Financial Data

                        (All Figures in Canadian Dollars)
                 (Prepared in Accordance with Canadian G.A.A.P.)

SUMMARY OF OPERATING DATA

                              Year Ended December 31,
-----------------------------------------------------------------------------------------------------
                                 2003           2002           2001           2000           1999
Sales: ...................   $254,512,134   $240,933,774   $225,857,629   $207,205,490   $168,088,403
Cost of Sales: ...........    191,814,022    179,169,093    172,486,659    158,734,310    130,245,502
                             ------------   ------------   ------------   ------------   ------------
Gross Margin: ............     62,698,112     61,764,681     53,370,970     48,471,180     37,842,901

Expenses: ................     51,851,032     49,429,033     47,149,393     40,033,121     31,458,962

Net Income
  for year: ..............      2,868,559     2,853,318      1,245,392      1,734,665      1,463,656

Net Income per
  equity share
           - Basic .......   $       0.59   $       0.56   $       0.23   $       0.32   $       0.26
                             ============   ============   ============   ============   ============
           - Diluted         $       0.50   $       0.50   $       0.22   $       0.32   $       0.26
                             ============   ============   ============   ============   ============



SUMMARY OF BALANCE SHEET DATA

                                                  As at December 31 ,
                          2003          2002           2001           2000           1999
Total Assets: ....   $149,082,104   $123,341,699   $128,825,637   $121,666,598   $ 93,719,217

Working Capital: .     21,874,325     21,996,446        999,131      13,324,23     13,495,272

Long term debt: ..     28,137,868     30,493,061     16,740,387     31,554,391     23,512,184

Dividends declared
 per equity share:            Nil            Nil            Nil            Nil            Nil

Shareholders'
  Equity .........   $ 21,812,109   $ 21,190,516   $ 18,432,176   $ 17,066,055   $ 15,543,387


     The effect on net income, earnings per share and total assets of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States as described in Note 17 to the Audited Consolidated Financial Statements of Consolidated Mercantile Incorporated are summarized as follows:


                                   Fiscal Year
                               Ended December 31,
                                 2003                 2002                2001            2000            1999
Net Income ..............   $  2,877,800      $     2,926,773   $     1,268,693   $     2,042,668   $    1,815,709
Income
 Per Share: Basic .......   $       0.59      $          0.58   $          0.23   $          0.38   $         0.33
            Diluted         $       0.51      $          0.51   $          0.23   $          0.38   $         0.33
Total Assets ............   $149,220,645      $   123,470,999   $   128,881,483   $   121,699,143   $   93,443,759


     The following table sets forth the high and low exchange rates for each month during the previous six months.




                             C$ HIGH                      C$ LOW
                    C$/US$        US$/C$          C$/US$          US$/C$
May 2004            1.3580       0.7364           1.3858          0.7216
April 2004          1.3095       0.7637           1.3711          0.7293
March 2004          1.3080       0.7645           1.3480          0.7418
February2004        1.3108       0.7629           1.3442          0.7439
January 2004        1.2690       0.7880           1.3340          0.7496
December 2003       1.2923       0.7738           1.3405          0.7460



     The following tables set forth a history of the average exchange rates for the US/Canadian dollar during the last five fiscal years of the Company, calculated using the average of the exchange rates on the last day of each month during the period.


Fiscal Year
Ended December 31,          C$/US$              US$/C$

1999                       1.4827              0.6744
2000                       1.4871              0.6724
2001                       1.5519              0.6444
2002                       1.5702              0.6368
2003                       1.3916              0.7186


Source:  Federal Reserve Statistical Release

     On June 1, 2004 the exchange rate for the US/Canadian dollars was $0.7306 ($1.3687/1US$), based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York. The above averages are calculated from daily noon buying rates.

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

     3. Weather Conditions. While the Company's furniture and protective pacakaging businesses are not highly affected by weather conditions, the principal external factor affecting the Company's pool accessory business is weather. Hot weather and the higher frequency of pool usage in such weather create a need for more pool products. Unseasonably early or late warming trends can increase or decrease the length of the pool season. In addition, unseasonably cool weather and/or extraordinary amounts of rainfall in the peak season will tend to decrease pool usage and, consequently, reduce sale of pool products.

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

     5. Raw Materials. The raw materials used by the Company are largely derived from oil, natural gas, paper, aluminum, wood, and leather. All of these materials are traded on the international markets and their prices, which vary with international supply and demand, may increase due to various factors beyond the Company's control. Failure to achieve corresponding sales price increases, failure to achieve such increases in a timely manner, sale price erosion without a corresponding reduction in raw material costs or failure to renegotiate favourable raw material supply contracts could have a material adverse effect on the Company.

     6. Product Liability. The Company's pool accessory subsidiaries have been named from time to time as defendants in claims from pool-related injuries. In each case which has been resolved, the Company's subsidiaries have either prevailed (on the merits or by dismissal) or secured settlement well within insurance coverage limits. The Company believes its products are safe and contain proper use warnings, but avoidance of litigation cannot be assured.

     7. Disruption of Plant Operations. The Company's manufacturing facilities are located on seventeen sites and contain certain specialized engineering equipment. In the event of a major disruption in the operations of a plant, the plant may not be able to recommence operations for an extended period of time. While the Company's operating affiliates maintain property damage and business interruption insurance, there is no assurance that the losses incurred will not exceed the insurance.

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


ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

     Consolidated Mercantile Incorporated (the "Company") carries on business as an investment management holding company with investments in operating companies and subsidiaries in the furniture, specialty covers and packaging industries.

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


B.  BUSINESS OVERVIEW

Specialty Covers and Packaging

     The Company's packaging and specialty pool cover investment consists of a 23.3% interest (44.5% until March 2004) in Polyair Inter Pack Inc. ("Polyair") (56% until March 2004, including by way of voting rights under a shareholder agreement with operating management) which in turn owns 100% of Cantar/Polyair Corporation, a Delaware corporation ("CPC") which manufacturers packaging and specialty cover products ("CPC"). Polyair was organized to effect a capital restructuring and initial public offering of this unit (the "IPO") which closed on February 20, 1996. The Polyair IPO offered and sold to the public 2,800,000 common shares, including 400,000 shares sold by selling shareholders (244,000 by the Company) at $6.00 per share. On April 16, 1996, Polyair issued from treasury and sold to the public an additional 420,000 shares at $6.00 per share on exercise of the underwriter's over-allotment option. At the time of the IPO, Polyair also repaid approximately $2,700,000 of its obligations to the Company.

     In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair to Glencoe Capital LLC ("Glencoe"), a Chicago-based private equity firm. Under the terms of the agreement, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. This sale has substantially enhanced the Company's working capital and allows the Company to build on its expanded equity base. As a result of this transaction, Polyair will now be accounted for using the equity method.

     Polyair manufactures and markets packaging and pool products, which are sold to approximately 3,000 distributors in North America. Its packaging products include air bubble products such as Durabubble(R) wrap, EcoLite(R) mailing bags, Star Foam(R) and FlexFoil(R) insulation products; its pool products include Aquacover(R) air bubble solar blankets, safety covers, above ground pools, solar blanket reel systems, water tubes, vinyl liners, vinyl floats and winter covers. Polyair's revenues for the fiscal year ending October 31, 2003 were approximately US$143 million, resulting in net income of approximately US$4.7 million. Approximately 79% of Polyair's 2003 sales were derived from customers in the United States, where seven of Polyair's thirteen manufacturing and sales facilities are located.

     Effective November 1, 1999, Polyair adopted the U.S. dollar as the reporting currency for its operating results. Polyair's sales revenues are generated primarily in the United States in U.S. dollars. The Canadian dollar is the functional currency of Polyair's Canadian operations. Income statement results are translated using the average rate of exchange for the year and all assets and liabilities are translated at the year end exchange rate.

     Polyair purchases goods and services in both functional currencies. To reduce its exposure to exchange rate fluctuations, Polyair may hedge its currency risk based on management's view of currency trends, estimated currency requirements and consultation with Polyair's financial advisors.

     Demand and pricing for certain of Polyair's protective packaging and pool accessory products are cyclical in nature and are subject to general economic conditions that affect the market demand. Adverse spring weather may affect pool product sales volumes. Polyair seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S. and with new product introductions and innovations.

     Polyair is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposal of wastes and otherwise relating to protection of the environment. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by Polyair.

     In packaging, Polyair participates in a large market which is experiencing dramatic growth in North America and most international markets. Management believes the industry will experience ongoing consolidation which will provide strategic acquisition opportunities.

     Polyair competes with numerous manufacturers of similar products as well as alternative packaging products such as paper, cardboard, and styrene chips. With respect to similar products, Polyair's largest competitors are Sealed Air Corporation, with 2003 world wide revenues of US$3.5 billion, and Pactiv Corporation with 2003 world wide revenues of US$3.1 billion.

     Based on statistics provided in the most recent pool and spa market study available from the National Spa and Pool Institute, Polyair considers itself a leading North American supplier of solar pool covers. No single company has a dominant share of the market for solar pool covers or any other pool-related product line. Polyair believes that its product volume and range is a significant competitive advantage, enabling customers to limit the number of suppliers, reduce transactions and take advantage of volume incentive rebates.

     Polyair manufactures a variety of private label packaging products for large office supply distributors who re-sell to major retailers. With respect to its pool products, Polyair has developed a variety of strategic relationships with large retailers such as Canadian Tire Corporation Limited and Leslie's Poolmart, a leading U.S. specialty retailer of swimming pool supplies and related products.

     Polyair participates in national and regional trade shows throughout North America and advertises through brochures and trade publications. To locate distributors, Polyair utilizes directories of distributors and data provided by buying groups to which many of Polyair's existing distributors belong, in addition to receiving unsolicited inquiries from distributors seeking to market Polyair's product lines.

     Polyair has no long-term contracts for the distribution of its products and, in Polyair's fiscal year ended October 31, 2003, no customer accounted for more than 10% of Polyair's revenues.

     Polyair owns several patents. The most important are for its new proprietary Air Space Pillow Packaging System, its recently obtained patent for its Secur-A-Matic Automatic Safety Cover System and the Secur&Clean solid pool protection system. The Air Space Pillow Packaging System provides an ideal packaging solution for the e-commerce merchant. Polyair's automatic safety cover system provides an esthetically attractive product that fulfills the demand for high-end pool protection products. The Secur&Clean proprietary technology enables Polyair to produce a safety cover which passes the applicable U.S. performance standards for safety covers, is non-porous, and therefore keeps the pool cleaner in the off-season.

     On May 8, 2003, Polyair acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase cost of US$40.2 million. The results of operation have been consolidated from the date of this acquisition. The purchase price cost was allocated to the fair value of the net assets acquired. The final purchase cost was financed through cash and the issuance of a US$5.0 million six-year 6% note to the seller, convertible into 598,802 shares of Polyair's stock at a price per share of US$8.35. The note is convertible at the option of holder any time after March 31st, 2004. The note can be settled, at the option of the Company, after March 31, 2006, through payment of cash or issuance of 598,802 fully paid and non-assessable Series A preference shares.


Furniture Products

     The Company's furniture division (the "Furniture Division") consists primarily of a 50.33% interest in Distinctive Designs Furniture Inc. ("Distinctive"). Until December 31, 1998 the Company also held a 62.23% interest in Lanark Furniture Corporation ("Lanark"), which was amalgamated into Distinctive on that date. Prior to this amalgamation, Lanark held the Lanark trade name, with all manufacturing and marketing already effected by Distinctive.

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


Other Investments

     At year-end the Company holds an aggregate of 1.44% (5.04% of all equity) in Genterra Inc. ("Genterra"), an Ontario public company with investments in real estate, mortgages and other loans.


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

Plan of Operations

     Polyair's growth plan focuses both on internal growth and strategic acquisitions of companies with complimentary product lines and technologies, management strength and a presence in markets with potential for sales of complimentary products produced by Polyair. Whether through internal growth or strategic acquisitions, Polyair seeks to generate significant additional volume through existing or limited additional manufacturing, marketing, distribution and management resources by adding resources to further increase capacity. Polyair's acquisition strategy seeks to complement and accelerate the pattern of internal growth.

     Distinctive had previously effected a strategic restructuring to (i) reduce fixed overhead, and variable material and labor costs and (ii) rationalize the product line to eliminate or reduce line overlap, number of skus and focus production on skus yielding (and likely to yield) the best contribution and volume. A key element is focussed on expansion of marketing to various retail channels in the United States. During 2003, 2002 and 2001 shipments to the U.S. accounted for 24%, 20% and 26% of Distinctive's revenues, respectively.


C.  ORGANIZATIONAL STRUCTURE

     The Company's comprises of a 23.3% interest in Polyair Inter Pack Inc.("Polyair") (56% until March 2004, including by way of voting rights under a shareholder agreement with operating management) which in turn owns 100% of Cantar/Polyair Corporation, a Delaware corporation ("CPC") which manufacturers packaging and specialty cover products ("CPC"); and a 50.33% interest in Distinctive Designs Furniture Inc. ("Distinctive").


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

Polyair Inter Pack Inc.

         Polyair has ten leased office and/or manufacturing facilities in the following locations:

                                                Leased Space
                             (Approx. Sq. Ft.)                      Expiry(1)
                             -----------------                      ------

Atlanta, Georgia                   84,900                          Oct., 2005
Carlstadt, New Jersey              75,000                          April, 2007
Chicago, Illinois                 145,000                          March, 2006
Cobourg, Ontario                   67,300                          March, 2008
Corona, California                 69,200                          March, 2006
Dallas, Texas                      75,000                          March, 2015
Toronto, Ontario                   93,250                          Sept., 2006
Toronto, Ontario                  122,000                          July, 2004
Toronto, Ontario                   35,200                          Dec., 2004
Toronto, Ontario                  307,000                          Sept., 2013

(1) The Leases relating to two of the Toronto facilities, and to the Atlanta facility provide Polyair with an option to renew for an additional five-year term. Although the leases relating to the other facilities are not renewable at Polyair's option, management does not anticipate the renewal of these leases or any relocation, if necessary, to result in any material loss or disruption to Polyair's business or financial condition.


     In addition, Polyair owns its 156,000 square foot facility in Youngstown, Ohio, its 94,000 square foot facility in Bardstown, Kentucky and its 255,000 square foot facility in Toronto, Ontario.


Atlanta, Georgia

     Manufactures and/or distributes a full range of Polyair's packaging products.

Bardstown, Kentucky

     Manufactures and distributes polyethylene foam.

Carlstadt, New Jersey

     Manufactures and/or distributes a full range of Polyair's products.

Chicago, Illinois

     Manufactures and/or distributes a full range of Polyair's packaging products.


Corona, California

     Manufactures and distributes both packaging and pool products.

Dallas, Texas

     Manufactures and/or distributes a full range of Polyair's packaging products.


Toronto, Ontario - 5 locations

     Manufactures and/or distributes a full range of Polyair's products at four of its Toronto locations, and manufactures polyethylene film, which is utilized in the manufacture of various of the Polyair's products. The fifth location is the head office of Polyair that also has a small manufacturing area.

     Beginning in July 2004, Polyair will be relocating one of its Toronto manufacturing operations to another one of its Toronto facilities.

Cobourg, Ontario

     Polyair   manufactures   polystyrene  moulded  packaging  and  construction
products.


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

     Distinctive also leases 24,000 square feet of warehouse space at 140 Wendel Avenue, North York, Ontario. This lease runs until June 30, 2005 with option to renew for a further period of three years. See, "ITEM 7. MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS."



ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


RESULTS OF OPERATIONS

General

     The following table sets forth items derived from the consolidated statement of earnings expressed in thousands of dollars from each of the three years ended December 31, 2003, 2002 and 2001.

                                   2003            2002            2001
                                   ----            ----            ----

     Sales                      $254,512         $240,934        $225,858
     Gross profit                 62,698           61,765          53,371
     Expenses                     51,851           49,429          47,149
     Earnings for the year         2,869            2,853           1,245

Sales

     Sales for the fiscal year ended December 31, 2003 increased to $254.5 million, compared with $240.9 million for the fiscal year ended December 31, 2002 and $225.9 million for the fiscal year ended December 31, 2001. Polyair's sales were $207.6 million for fiscal 2003, representing an increase of approximately 10.6% over the comparable 2002 period. Polyair's sales for fiscal 2002 were $187.6 million, an increase of approximately 9.2% over 2001. The increase in Polyair's sales was a result of organic growth in the packaging segment and the Atlantic/Jacuzzi asset purchase in the pool segment, which contributed approximately $27.3 million of sales. Increased sales volume of products through the retail network and e-business continued to be the major contributors to the increase in packaging sales. Distinctive's sales were $46.9 million for 2003, $53.2 million for 2002 and $54.0 million for 2001. The decrease in furniture sales in 2003 was as a result of the current economic environment for retailers.

Gross Margins

     Gross margin as a percentage of sales decreased to 24.6% for the year ended December 31, 2003, compared with 25.6% for the year ended December 31, 2002 and 23.6% for the year ended December 31, 2001. The decrease in 2003 was primarily due to increase in cost of certain raw materials and the lower gross margin on Polyair's Atlantic/Jacuzzi sales, as Polyair absorbed costs related to the acquisition and integration of these product lines. The improved gross margin for 2002 versus 2001 was due to lower material costs, favourable product mix and higher overhead absorption due to increased volumes.

Selling and Administrative Expenses

     Selling and administrative expenses as a percentage of sales for the fiscal year ended December 31, 2003 was 16.1%, compared to 15.4% for the fiscal year ended December 31, 2002 and 15.5% for the fiscal year ended December 31, 2001. The increase was primarily attributable to the incremental costs of the acquired Atlantic/Jacuzzi business.

Other Expenses

     During the fiscal year ended December 31, 2003, the Company incurred other expenses of approximately $10.9 million, compared with $12.4 million and $12.1 million during the fiscal years ended December 31, 2002 and 2001 respectively. The decrease of approximately $1.5 million over 2002 was primarily attributable to a decrease in amortization of property, plant and equipment and a non-recurring debt settlement cost incurred in 2002. The net increase in 2002 over 2001 was caused by an increase in amortization resulting from property, plant and equipment acquisitions and a reduction in interest expenses due to lower average borrowings and lower interest rates.

Income Tax Provision

     The Company is subject to normal tax credits and is taxed at the usual Canadian corporate rates. The combined federal and provincial tax rate was 36.6% for the fiscal year ended December 31, 2003, 39.0% for the fiscal year 2002 and 42.4% for 2001. The effective tax rate for the fiscal year ended December 31, 2003 was 39.0% compared with 41.8% for fiscal 2002 and 44.9% for fiscal 2001.

Net Earnings

     The Company reported net earnings of $2.9 million in fiscal 2003, compared with net earnings of $2.9 million in 2002 and $1.2 million in 2001.

Inflation

     Inflation has not had a material impact on the results of the Company's operations in its last fiscal period, and it is not anticipated to materially impact on the Company's operations during its current fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and the cash flow from operations.

     On May 8th, 2003, Polyair, the Company's specialty pool cover and packaging subsidiary, acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Ltd. at a purchase cost of $56.1 million (US$40.2 million). The results of operation have been consolidated from the date of acquisition. The purchase cost was allocated to the fair value of the net assets. The final purchase cost was financed through cash and the issuance of a U.S. $5.0 million six-year 6% note to the seller, convertible into 598,802 shares of Polyair at a price per share of U.S. $8.35. The note is convertible at the option of the holder any time after March 31, 2004. The note can be settled, at the option of Polyair, after March 31, 2006 through payment of cash or issuance of 598,802 fully paid and non-assessable Series A preference shares of Polyair.

     The acquisition of Atlantic/Jacuzzi assets and product lines had a significant impact on the year-end balance sheet of the Company as at December 31, 2003. The Company's working capital amounted to approximately $22 million at December 31, 2003, compared to $22 million at December 31, 2002 and $1 million at December 31, 2001. The ratio of current assets to current liabilities was 1.32:1, 1.52:1 and 1.01:1 at December 31, 2003, 2002 and 2001, respectively. The
Company's cash on hand was $1.5 million at December 31, 2003, as compared to $5.6 million at December 31, 2002 and $2.2 million at December 31, 2001. The increase in working capital in 2002 was due to the fact that Polyair had entered into a new multi-year credit facility and its term loans were reclassified as long-term debt.

     Accounts Receivable increased by approximately $7.4 million over the previous year's level. Accounts Receivable increased by approximately $9.5 million as a result of the acquisition of Atlantic/Jacuzzi. This increase was partially offset by a decrease in Accounts Receivable due to the exchange fluctuation resulting from the strengthening of the Canadian Dollar.

     Inventories were $45.3 million at the end of fiscal 2003, an increase of $20.7 million from the previous year with $17.5 million related to the acquired Atlantic/Jacuzzi business. The remaining increase in inventories was due to a carry over by Polyair of pool product finished goods, as sales were below expectations in the fall season, increases in the cost of resin and increased inventory levels to service expected customer demand. Inventories of Distinctive, the Company's furniture manufacturing subsidiary, decreased by approximately $2.0 million from 2002. This decrease in Distinctive's inventories was a result of increased 2002 inventories in order to take advantage of favourable raw material prices at that time. The overall increase in inventories was also partially offset by a decrease due to the exchange fluctuation resulting from the strengthening of the Canadian Dollar.

     Accounts Payable and Accrued Liabilities increased by approximately $10.6 million over the prior year, with $10.4 million related to the acquired Atlantic/Jacuzzi business. Accounts payable balances were impacted by a decrease in Distinctive's payables and the exchange fluctuation resulting from the strengthening of the Canadian Dollar.

     The Company's total debt, net of cash and short-term investments increased by approximately $19.8 million as at the end of fiscal 2003 to $52.5, million compared to $32.7 million at the prior year-end. The increase was due to the $17.3 million increase in the bank indebtedness required to finance the working capital demands related to the acquired business, higher inventory levels as noted above, and the start up by Polyair of PXL Cross Linked Foam Corp., the joint venture that began production this past May. At the Company's year end, Polyair had unused available borrowing capacity of approximately U.S. $4.9 million under its existing facility compared to U.S. $6.4 million in the previous year. Distinctive had unused available borrowing capacity of approximately $7.3 million at December 31, 2003 and 2002.

     Cash provided by operations before changes in non-cash working capital increased to $16.6 million from $16.5 million in 2002 and $14.6 million in 2001. The purchase of new equipment for $13.9 million was mainly financed through cash generated from operations.

RISK AND UNCERTAINTIES

     The Company's operating results are reported in Canadian dollars. Approximately 69% (2002 - 72%; 2001 - 72%) of the Company's sales revenues are generated primarily in the United States in U.S. dollars. The average exchange rate for income statement translation was $1.45 in 2003, $1.57 in 2002, and $1.54 in 2001. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. The Company purchases goods and services in both Canadian and U.S. dollars. To reduce its exposure to exchange rate fluctuations, the Company may hedge its currency risk, based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

     Demand and pricing for certain of Polyair's protective packaging and pool accessory products are cyclical and seasonal in nature and are subject to general economic conditions that affect market demand. Adverse spring weather may affect pool product sales volumes. Polyair seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S., and with new product introductions and innovations.

     The Company is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. During the year Polyair purchased the pool product assets from Jacuzzi Inc. and Jacuzzi Leisure Products Ltd. Included in these assets was a property in Toronto, Ontario with an environmental ground water deficiency that is not a health hazard requiring remedial action. Polyair's management has reserved for the costs to remediate the property. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by the Company.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     During the year, the Canadian Institute of Chartered Accountants issued several new accounting pronouncements, the impact of which the Company is currently assessing (see notes - "Summary of Significant Accounting Policies" to the consolidated financial statements).



ITEM 6. DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES


A. The following is a list of the names of all Directors and Executive Officers of the Company:


                                                                                              Number of
                                                                                             Common Shares
Name                      Principal Occupation                 Director Since              Beneficially Held (1)
----                      --------------------                 --------------              ---------------------
Fred A. Litwin            President of Forum                   October 31, 1968              2,691,693 (2)
President                 Financial Corporation

Irwin Singer (3)(4)       Barrister & Solicitor                June 7, 1991                        Nil

Morton Litwin (4)         Consultant                           December 5, 1978                    420

Stan Abramowitz           Chief Financial Officer,             December 14, 1989                   Nil
Secretary (3)             Forum Financial Corporation

Sol Nayman (3)(4)         President, S.D. Nayman               June 24, 2004                       Nil
                          Management Inc.

NOTES:

(1) The information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective directors individually.

(2) Fred A. Litwin, President and a Director of the Corporation, directly controls 4,914 Common shares, indirectly controls 2,612,894 Common shares through Mar-Risa Holdings Inc. ("Mar-Risa") and its subsidiary DG
     Acquisition Corporation ("DG"), 49,119 Common shares through Forum Financial Corporation ("Forum") and 24,766 Common shares through First Corporate Equity Ltd. ("First Corporate").

(3)  Member of Audit Committee.

(4)  Member of the Corporate Governance Committee.


Fred Litwin - President and Director
Mr. Litwin has been a Director of the Company since 1968. Mr. Litwin is the President and principal shareholder of Forum, a Toronto based private investment management organization with controlling interests in companies engaged in the packaging, furniture, real estate, and finance industries. Mr. Litwin is also a director and officer of other corporations affiliated with Forum.


Irwin Singer - Director
Mr. Singer has been a Director of the Company since 1991. Mr. Singer is also a Director of Genterra Inc., a position he has held since 1991 with Genterra Investment Corporation, its predecessor. Mr. Singer has been a Barrister and Solicitor in private practice in Toronto since 1962.

Morton Litwin - Director
Mr. Litwin has been a Director of the Company since 1978. Mr. Litwin is also a Director of Genterra Inc., a position he has held since 1997 with Genterra Investment Corporation, its predecessor. Mr. Litwin is a director of a number of public and private corporations, and for the past 10 years has been a consultant.

Stan Abramowitz - Secretary, Chief Financial Officer and Director
Mr. Abramowitz has a B.Comm and a B.Acc degree from the University of the Witwatersrand and is a Chartered Accountant. Mr. Abramowitz has held the position as Chief Financial Officer of the Company since 1989. Mr. Abramowitz is Secretary and Chief Financial Officer of Genterra Inc.and Forum, positions he has held since 1989. Mr. Abramowitz is also a director and officer of other corporations affiliated with Forum. Prior to 1989 Mr. Abramowitz worked for a number of years as a Chartered Accountant in public practice.

Sol Nayman - Director
Mr. Nayman is a member of the Board of Polyair Inter Pack Inc. and has previously served as a member of other public companies. Until 2000, Mr. Nayman was for many years Executive Vice President of Club Monaco Inc. Since then, Mr. Nayman has been a partner at Hill, Gertner, Mimran & Nayman, a merchant banking and consulting entity. Mr. Nayman is also President of S.D. Nayman Management Inc

     The term of office of each person elected will be from the date of the Meeting at which he is elected until the next annual meeting of the Company or until his successor is elected or appointed. The Company does not have an executive committee of its Board of Directors.

     Morton Litwin is the brother of Fred A. Litwin. There are no other family relationships between any Director or Executive Officer. There are no arrangements or understandings between any Director or Executive Officer and any other person pursuant to which the Director or Executive Officer was selected.



B.      Compensation

     For the fiscal year ended December 31, 2003, the Company's and its subsidiaries' executive officers, directors and senior management (17 persons) received an aggregate of $3,889,446 as a group.


     The following table provides a summary of compensation earned during each of the Company's last three fiscal years by the Company's Chief Executive Officer (the "Named Executive Officer") and the four most highly compensated officers of the Company and its subsidiaries whose total salary and bonus exceeded $100,000 during any such year.

                                                    Annual Compensation                               Long Term Compensation
                                                                                                        Number of
  Name and                                                                       Other Annual           Common Shares
  Principal Position                        Year          Salary        Bonus     Compensation          Under Options
Fred A. Litwin                               2003        $ 50,000(2)         -     $108,000(1)          126,875
     President & Chief                       2002        $ 50,000(2)         -     $258,000(1)          126,875
     Executive Officer                       2001        $ 50,000(2)         -     $252,000(1)          126,875

Henry Schnurbach                             2003      US$251,011   US$498,583(3)         -              52,500
Chief Executive Officer                      2002      US$216,546   US$509,554            -              52,500
Polyair Inter Pack Inc.                      2001      US$222,224            -            -              52,500

Alan Kornblum                                2003        $405,980            -            -                  -
Chief Executive Officer                      2002        $260,586     $150,000            -                  -
Distinctive Designs Furniture Inc.           2001        $355,000     $250,000            -                  -

Alan Castle                                  2003      US$188,915   US$214,906(3)
President, Packaging Sales and Marketing     2002      US$171,338   US$215,089            -                  -
Cantar/Polyair Corp.                         2001      US$122,195            -            -                  -

Gary Crandall                                2003      US$241,580   US$138,323
President, Pool Sales and Marketing          2002      US$199,160   US$194,805            -                  -
Cantar/Polyair Corp.                         2001      US$199,160            -            -                  -




NOTES:

(1) The amounts in this column relate to annual management fees paid by the Company and its subsidiaries to Forum for management, administrative and financial consulting services provided. Forum is controlled by Fred A. Litwin.

(2) This amount represents $50,000 paid by Polyair to Fred A. Litwin. The Company owns approximately 23% of the issued and outstanding voting securities of Polyair, and Mr. Litwin serves as Chairman of the Board of Polyair.

(3) The bonuses paid to Messrs. Schnurbach and Castle are calculated based on a percentage of Polyair's EBIT for the fiscal year, in accordance with the terms of their respective employment agreements.


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

     The Corporate Governance Committee also has responsibility for recommending to the board internal guidelines on corporate governance issues in the context of the Company's particular circumstances and to recommend the making of appropriate adjustments as necessary to accommodate the changing needs of investors and the Company in the context of the TSX Guidelines. The assessment of board performance is within the mandate of this Committee, as is the identification of characteristics required in new board members. However, the actual nomination of new board members remains with the board of directors of the Company which has, in the past, identified individuals which the board believes have had the experience and training necessary to meet the needs of the Company.

     The Corporate Governance Committee provides an orientation and education program for new directors consisting of the provision of written information concerning the business and affairs of the Company and briefings from senior management and other directors.

     The board has determined that any director that wishes to engage an outside advisor on matters relating to their responsibilities as a director may do so, at the expense of the Company, after obtaining the authorization of the Corporate Governance Committee.



D.  Employees

     Polyair's   current   level  of  full  time  and  contract   employment  is
approximately 1070, including 392 salaried and 678 hourly employees.

     Currently, Polyair has approximately 58 employees in Chicago and 46 in New Jersey and 170 employees in Toronto that are unionized (at peak periods). The collective bargaining agreements relating to Polyair's unionized employees expire in June 2005, January 2005, and October 2004 respectively. Polyair considers its employee relations to be satisfactory and does not anticipate any work disruptions of a materially adverse nature.

     The Furniture Division has approximately 331 employees, including approximately 278 unionized workers pursuant to collective bargaining agreements at three plants in the Toronto area. These collective bargaining agreements expire in May, 2004 (currently under negotiation), November 2005 and February 2006.


E.  Share Ownership

Options to Purchase Securities from Company or Subsidiaries:


Options Exercised During Fiscal Year Ended December 31, 2003 -- Nil


     Particulars for the fiscal year end value of unexercised options are as follows:



                                                                                                Value of
                                                                                              Unexercised
                        Securities                                        Unexercised         in-the-money
                        Acquired on                     Exercise or      Securities at     Options at Fiscal
                       Exercised (#)     Aggregate     Base Price ($    Fiscal Year End         Year End
                                           Value        / Security)       Exercisable/        Exercisable/
   Name / Position                      Realized ($)                    Unexercisable(#)     Unexercisable($)    Expiration Date
Fred A. Litwin              Nil             Nil            $0.91         87,500 / Nil       $449,625 / Nil       July 12, 2005
President, Director         Nil             Nil            $2.29         39,375 / Nil       $170,494 / Nil       Nov. 3, 2005

Daniel S. Tamkin            Nil             Nil            $0.91         13,125 / Nil       $ 74,945 / Nil       July 12, 2005
Vice-President              Nil             Nil            $2.29         70,000 / Nil       $303,100 / Nil       Nov. 3, 2005

Stan Abramowitz             Nil             Nil            $0.91          8,750 / Nil       $ 49,962 / Nil       July 12, 2005
Secretary, Director         Nil             Nil            $2.29         48,125 / Nil       $208,381 / Nil       Nov. 3, 2005

Mortin Litwin               Nil             Nil            $2.29         13,125 / Nil       $ 56,831 / Nil       Nov. 3, 2005
Director

Henry Schnurbach            Nil             Nil            $2.29         52,500 / Nil       $227,325 / Nil       Nov. 3, 2005
President of Polyair


     The following Polyair options are held by officers and directors of Polyair and its affiliates:

                             Polyair Inter Pack Inc.

                                                                        Unexercised          Value of
                                                                        Options at           Unexercised in-the-
                                                                        Polyair's year end       Money Options at
                                                                        Exercisable/         Polyair's  year end ($) CDN
Name                             Number of Shares  Exercise Price       Unexercisable        Exercisable/ Unexercisable
Daniel S. Tamkin                       50,000       $6.00                50,000 / Nil         $  325,000 /  Nil

Stan Abramowitz                        35,000       $6.00                35,000 / Nil         $  227,500 /  Nil

Henry Schnurbach                      320,000       $6.00               320,000 / Nil         $2,080,000 /  Nil

Alan Castle                           118,750       $6.00               118,750 / Nil         $  771,875 /  Nil

Gary Crandall                         142,500       $6.00               142,500 / Nil         $  926,250 /  Nil

Ray Vershum                             4,000       $6.00                 4,000 / Nil         $   26,000 /  Nil

Chris Bartlett                          7,000       $6.00                 3,000 / 4,000       $   19,500 / $26,000



The Company had previously conveyed two officers of the Company and an officer of a subsidiary (the "Optionees") options to purchase up to seven and three quarter percent (7.75%) of the Company's common share holdings in Polyair. During March 2004, the Company and the Optionees agreed to cancel options for five and one quarter percent (5.25%) of the Company's common share holdings in Polyair in return for the aggregate payment of $1.7 million to the Optionees, being the difference between the market price and the option price for the Polyair shares at the time of cancellation of the options.

Options Granted During Fiscal Year Ended December 31, 2003

     There were no options granted to Directors and/or Executive Officers of the Company during the fiscal year ended December 31, 2003.


 ITEM 7.  MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

     The following table lists all persons who own more than 5% of the Company's voting securities and the total amount of the Company's voting securities owned by the Officers and Directors as a group as of June 9, 2004:

                      Identity of Person                       Number of                   Percentage
Title of Class              or Group                          Shares Owned                 of Class
--------------         ------------------                     ------------                 ----------
Common Shares          Fred A. Litwin                          2,691,693(1)                 53.0%

Common Shares          Mar-Risa Holdings Inc.                  2,612,894(2)                 51.5%

Common Shares          All officers and                        2,692,113                    53.0%
                       directors as a group (six persons)



(1) Mr. Litwin directly holds 4,914 common shares, and indirectly controls 2,612,894 common shares through Mar-Risa and its wholly owned subsidiary DG, 49,119 shares through Forum and 24,766 shares through First Corporate.

(2)  Includes  1,475,394  Common Shares held through DG.


     Information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective Directors. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

B. Related Party Transactions

     Administrative services are provided to the Company and its subsidiaries by Forum, 106 Avenue Road, Toronto, Ontario for an annual fee of $108,000. These services include office, administrative and clerical services, including bookkeeping and accounting. Additionally, at the Company's request, Forum analyzes potential investments, business opportunities and ventures, and assists in the decision making process relating to the Company's various investment interests on a fee-for-service basis.

     Distinctive leases approximately 89,000 square feet of manufacturing and warehouse space at 279 Rexdale Blvd., Rexdale, Ontario from Flak Realty Inc. ("Flak"). This leases runs until October 31, 2007. Fred A. Litwin, the controlling shareholder, indirectly, of the Company, is a director and officer of and indirectly is the controlling shareholder of Flak.

     Distinctive entered into a lease for approximately 24,000 square feet of warehouse space at 140 Wendel Avenue, North York, Ontario with Genterra Inc. ("Genterra"). This lease runs until June 30, 2005 with option to renew for a further period of three years. Fred A. Litwin, the controlling shareholder, indirectly, of the Company is indirectly the largest shareholder of Genterra.



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

     In the normal course of its operations, subsidiaries and/or equity investees of the Company have been or, from time to time, may be named in legal actions seeking monetary damages. While the outcome of these matters cannot be estimated with certainty, Management does not expect, based upon consultation with legal counsel, that they will have a material effect on the Company's business or financial condition.


B.       Significant Changes

None.


ITEM 9.  THE OFFER AND LISTING

     The Company's Common Shares are traded on the Toronto Stock Exchange and in the United States on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"). The following details (i) for the five most recent full financial years: the high and low market prices; (ii) for the two most recent full financial years: the high and low market prices for each full financial quarter; and (iii) for the most recent six months: the high and low market prices for each month. The prices of the Common Shares have been adjusted to reflect the effect of a one for one and three quarter (1:1.75) reverse split which became effective July 1, 2003.


Common Shares - Toronto Stock Exchange


                                                     Toronto Stock Exchange
    Annual Information                                      (in Cdn$)

                                                  High              Low
                               1999               1.14              0.62
                               2000               2.71              0.86
                               2001               4.57              2.00
                               2002              11.57              4.26
                               2003              15.23              5.80

    Quarterly Information

           March 31, 2002                         5.78              4.26
           June 30, 2002                         10.29              5.43
           September 30, 2002                    11.57              6.19
           December 31, 2002                     11.10              7.71
           March 31, 2003                        15.23              8.00
           June 30, 2003                          9.57              6.00
           September 30, 2003                     8.50              6.00
           December 31, 2003                      8.50              5.80




    Monthly Information
          December 31, 2003                       7.00              5.80
          January 31, 2004                        7.50              6.05
          February 28, 2004                       7.50              6.75
          March 31, 2004                          6.75              6.25
          April 30, 2004                          6.50              5.90
          May 31, 2004                            6.25              5.50

On November 12, 2003, the Company redesignated the non-voting, non-participating, $0.04 cumulative, redeemable, Preference shares, Series 1, as non-voting, non-participating, redeemable non-cumulative, Class A Preference shares, cancelled all arrears of cumulative dividends outstanding on the Preference shares, Series 1, and consolidated the Preference shares, Series 1, on the basis of one new Class A Preference share for two old Preference shares, Series 1. The prices of the Preference shares have been adjusted to reflect the effect of a one for two (2:1) reverse split which became effective November 12, 2003. As part of this redesignation, the Class A Preference shares were convertible, until March 31, 2004, into Common shares on the basis of one Common share for each 5.7 Class A Preference shares. A total of 1,222,949 Class A Preference shares were converted into 214,577 Common shares as at March 31, 2004.

Preference Shares - Toronto Stock Exchange


                             Toronto Stock Exchange
    Annual Information                                       (in Cdn$)

                                               High                 Low
    --------------------------------------------------------------------
              1999                             0.10                0.10
              2000                             0.10                0.10
              2001                        No quotes           No quotes
              2002                        No quotes           No quotes
              2003                        No quotes           No quotes


        Quarterly Information

             March 31, 2002               No quotes           No quotes
             June 30, 2002                No quotes           No quotes
             September 30, 2002           No quotes           No quotes
             December 31, 2002            No quotes           No quotes
             March 31, 2003               No quotes           No quotes
             June 30, 2003                No quotes           No quotes
             September 30, 2003           No quotes           No quotes
             December 31, 2003            No quotes           No quotes

      Monthly Information

             December 31, 2003            No quotes           No quotes
             January 31, 2004             No quotes           No quotes
             February 28, 2004            No quotes           No quotes
             March 31, 2004               No quotes           No quotes
             April 30, 2004               No quotes           No quotes
             May 31, 2004                 No quotes           No quotes



Common Shares - NASDAQ

                                                      NASDAQ
    Annual Information                               (in US$)
                                            BID                         ASK
                                    High            Low        High         Low
                   1999             1.643          0.571      1.143        0.661
                   2000             1.714          0.143      2.286        0.357
                   2001             2.857          1.286      3.400        1.393
                   2002             7.400          2.429      7.726        2.680
                   2003            10.463          4.00      10.800        4.20


    Quarterly Information


         March 31, 2002             3.629          2.429      3.771        2.680
         June 30, 2002              6.737          3.429      6.857        3.514
         September 30, 2002         7.069          4.457      7.429        4.714
         December 31, 2002          7.400          4.629      7.726        4.886
         March 31, 2003            10.463          4.051     10.800        4.914
         June 30, 2003              6.571          3.463      8.006        4.000
         September 30, 2003         6.480          4.000      7.000        4.200
         December 31, 2003          6.000          4.250      7.500        4.330


    Monthly Information


         December 31, 2003          5.24           4.25       5.70         5.24
         January 31, 2004           5.86           4.50       5.95         4.77
         February 28, 2004          5.52           4.50       5.95         5.17
         March 31, 2004             5.28           4.45       5.95         4.66
         April 30, 2004             4.90           4.30       5.75         4.35
         May 31, 2004               4.50           3.95       4.95         4.17


     As at June 9, 2004, the Company's shareholder register indicates that there were 455 holders of record of Common Shares and 22 holders of record of Class A Preference Shares. Of these, 280 record holders of Common Shares holding an aggregate of 1,083,781 shares, representing approximately 21.35% of the
Company's issued and outstanding Common Shares, 18 record holders of Class A Preference Shares holding an aggregate of 172,235 shares, representing 54.58% of Company's issued and outstanding Class A Preference Shares, were resident in the United States.

         Except where noted, the above quotations represent prices between dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.



ITEM 10.          ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

B. Memorandum and articles of association

Not applicable.

C. Material Contracts

None.



D. Exchange Controls

     The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without prior consent of the Investment Canada Agency (with ultimate appeal to the Federal Cabinet), unless such acquisition is exempt under the provisions of the ICA. Both acquisition of natural resource properties and acquisition of producing properties may be considered to be the acquisition of control of a Canadian business enterprise for ICA purposes. The ICA also covers acquisition of control of Canadian corporate enterprises, whether by purchase of assets or shares. As at June 9, 2004, all of the directors of the Company are, and 78.65% of its voting shares were owned by Canadians. The Company is satisfied that it complies with ICA at present and accordingly is not a non-Canadian person as defined in ICA.

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


ITEM 11. QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK INTEREST RATE RISK.


     The table below provides information about the Company's debt obligations as at December 31, 2003 that are sensitive to changes in interest rates. The table below presents principal cash flows and related weighted average interest rates by expected maturity dates. As approximately 86% of this debt is denominated in U.S. Dollars, the information is presented in U.S. Dollar equivalents. The instrument's actual cash flows are denominated in both U.S. dollars (USD) and Canadian dollars (CAD), as indicated in parenthesis:

(in 000's USD)
                                                       Expected Maturity Date
                                   2004        2005        2006        2007        2008      Thereafter    Total
    Fixed Rate (USD)               $1,588      $2,470      $  343      $  164      $    -      $5,167     $ 9,732
    Average Interest Rate            5.4%        5.4%        3.0%        3.0%                    6.0%

    Variable Rate (USD)            $2,194      $2,225      $2,032      $1,478      $  733      $4,008     $12,670
    Average Interest Rate            4.2%        4.2%        4.0%        3.9%        3.7%        3.6%

    Fixed Rate (CAD)               $  517      $    -      $    -      $  424      $    -      $  415     $ 1,356
    Average Interest Rate           11.3%                               11.9%                      0%

    Variable Rate (CAD)            $  409      $  419      $  429      $  438      $  410      $  199     $ 2,304
    Average Interest Rate            5.8%        5.8%        5.9%        5.9%        5.8%        5.3%





ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.


ITEM 15. CONTROLS AND PROCEDURES

     Evaluation of disclosure controls and procedures. At the period end of this Annual Report on Form 20-F, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded, as of the end of the fiscal year covered by this report, that:

     The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified.

     That Company's disclosure controls and procedures are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decision regarding the required disclosure.

     There have been no changes in the Company's internal controls over financial reporting that have materially affected , or is reasonably likely to materially affect the Company's internal controls over financial reporting during the period covered by the Annual Report.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that the Company has at least one financial expert serving on the audit committee.

ITEM 16B. CODE OF ETHICS

     The Company has historically operated under informal ethical guidelines, under which the Company's principal executive, financial, and accounting officers, are held accountable. In accordance with these guidelines, the Company has always promoted honest, ethical and lawful conduct throughout the organization. The Company is presently working to formalize its guidelines into a written Code of Ethics, which will be formally adopted and made publicly available in late 2004.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Fees for professional services provided by Kraft, Berger, Grill, Schwartz, Cohen and March LLP, the Company's independent auditors, in each of the last two fiscal periods in each of the following categories are:

                                               Year ended December 31,
                                        2003                            2002

Audit fees                             $23,000                        $20,925
Tax fees                                 2,000                          1,575
-----------------------------------------------------------------------------
Total                                  $25,000                        $22,500


Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS



Period
                              (a) Total              (b)              (c) Total Number of Shares      (d) Maximum Number
                                 Number         Average Price         (or Units) That Could           (or Approximate Dollar
                                of Shares(0r    Paid per Share        Be Purchased as Part of       Value) of Shares ( or Units)
                                 Units)          (or Units)           Publicly Announced             that May Yet Be Purchased
                               Puchased                               Plans or Programs              Under the Plans or Programs

May 2003                       78,400             $6.00                  243,243                       0 (expired September 19, 2003
May 2004                       12,300             $5.50                  243,645                       231,345
----------------------------------------------------------------------------------------------------------------------------------
Total                          90,700
----------------------------------------------------------------------------------------------------------------------------------

     The Issuer Bid described above commenced on September 20, 2003 and expires on September 21, 2004. The maximum number of shares authorized pursuant to the Issuer Bid was 243,645.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     The Company has elected to provide  Financial  Statements  pursuant to Item
18.

ITEM 18. FINANCIAL STATEMENTS

         The financial statements included herein are the following:

         Audited Consolidated Financial Statements as at December 31, 2003.


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


           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of the Company

   Auditors' Report.........................................................

   Consolidated Balance Sheet as at December 31, 2003 and 2002..............

   Consolidated Statements of Retained Earnings for the Years ended
     December 31, 2003, 2002 and 2001.......................................

   Consolidated Statements of Earnings for the Years ended
      December 31, 2003, 2002 and 2001......................................

   Schedules to Consolidated Financial Statements for
     the Years ended December 31, 2003, 2002 and 2001.......................

   Consolidated Statement of Cash Flows for the Years ended
     December 31, 2003, 2002 and 2001.......................................

   Notes to Consolidated Financial Statements...............................

SUPPLEMENTARY INFORMATION

   Consolidated Valuation and Qualifying Accounts and Reserves




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




Dated: June 28, 2004

                      CONSOLIDATED MERCANTILE INCORPORATED

                        CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                                DECEMBER 31, 2003

                      CONSOLIDATED MERCANTILE INCORPORATED



                                DECEMBER 31, 2003



                                    CONTENTS

                                                                      PAGE

AUDITORS' REPORT                                                         1
CONSOLIDATED FINANCIAL STATEMENTS

   Balance Sheets                                                        2

   Statement of Retained Earnings                                        3

   Statement of Earnings                                                 4

   Schedules to Consolidated Financial Statements                        5

   Statement of Cash Flows                                               6

   Notes to Consolidated Financial Statements                       7 - 31

SUPPLEMENTARY INFORMATION

   Consolidated Valuation and Qualifying Accounts and Reserves          32

-------------------------------------------------------------------------------

                Kraft, Berger, Grill, Schwartz, Cohen & March LLP

                     C H A R T E R E D  A C C O U N T A N T S

-------------------------------------------------------------------------------

                                AUDITORS' REPORT



To the Shareholders of
CONSOLIDATED MERCANTILE INCORPORATED

We have audited the consolidated balance sheets of CONSOLIDATED MERCANTILE INCORPORATED as at December 31, 2003 and 2002 and the consolidated statements of retained earnings, earnings and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the three years in the period then ended in accordance with Canadian generally accepted accounting principles.

The examination referred to in the above report also included the related financial statement schedules listed in response to Item 19(a) of the Company's annual report on Form 20-F for each of the three years in the period ended December 31, 2003. In our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly the information set forth therein.

On April 26, 2004, we reported separately to the shareholders of Consolidated Mercantile Incorporated on the consolidated financial statements for the years ended December 31, 2003 and 2002 prepared in accordance with Canadian generally accepted accounting principles without a note disclosing the summary of differences between Canadian and United States accounting principles.

KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
Chartered Accountants

Toronto, Ontario
April 26, 2004

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)


ASSETS
                                                                                                   2003              2002
                                                                                                   ----              ----
Current
  Cash and cash equivalents                                                               $      1,475,320  $      5,600,840
  Short-term investments (market value $84,277; 2002 - $84,421)                                     84,277            84,421
  Accounts receivable (Note 3)                                                                  37,622,193        30,224,885
  Due from joint venture (Note 14)                                                               1,089,135           491,420
  Income taxes receivable                                                                          178,581           737,646
  Inventories (Note 4)                                                                          45,256,246        24,533,043
  Prepaid expenses                                                                               2,988,216         1,033,661
  Future income taxes (Note 12(b))                                                               1,967,300         1,380,655
                                                                                          ----------------  ----------------
                                                                                                90,661,268        64,086,571
Investment  (Note 5)                                                                               496,714           493,964
Property, plant and equipment  (Note 6)                                                         52,075,544        54,045,508
Goodwill                                                                                         2,190,824         2,216,876
Deferred financing costs                                                                         1,165,612         1,098,284
Patent, trademarks and licence agreement                                                           307,226           344,774
Future income taxes  (Note 12(b))                                                                2,184,916         1,055,722
                                                                                          ----------------  ----------------
                                                                                          $    149,082,104  $    123,341,699
                                                                                          ================  ================
LIABILITIES

Current
  Bank indebtedness (Note 7)                                                              $     19,727,764  $      2,721,360
  Accounts payable and accrued liabilities                                                      40,127,699        29,572,282
  Income taxes payable                                                                           2,648,998         4,589,704
  Future income taxes (Note 12(b))                                                                  81,751                -
  Current portion of long-term debt (Note 8)                                                     6,200,731         5,206,779
                                                                                          ----------------  ----------------
                                                                                                                  42,090,125
Long-term debt  (Note 8)                                                                        28,137,868        30,493,061
Non-controlling interest                                                                        25,384,536        24,975,449
Future income taxes  (Note 12(b))                                                                4,960,648         4,592,548
                                                                                          ----------------  ----------------
                                                                                               127,269,995       102,151,183
Contingencies and commitments (Note 13)

SHAREHOLDERS' EQUITY
Capital stock  (Notes 1 and 9)
  Issued and outstanding
      1,538,493  Class A preference shares (2002 - Nil)                                           691,502            -
            Nil  Preference shares, Series 1 (2002 - 3,076,885)                                    -                 691,502
      4,873,083  Common shares (2002 - 2,779,320)                                               1,906,156          1,670,584
                                                                                         ----------------   ----------------
                                                                                                                   2,362,086
Contributed surplus                                                                                59,411             59,411
Cumulative translation account                                                                 (1,474,768)           561,559
Retained earnings                                                                              20,629,808         18,207,460
                                                                                         ----------------   ----------------
                                                                                               21,812,109         21,190,516
                                                                                         ----------------   ----------------
                                                                                         $    149,082,104   $    123,341,699
                                                                                         ================   ================

See accompanying notes to financial statements.

APPROVED ON BEHALF OF THE BOARD:

    [signed              Director           [signed]           Director
---------------------------------           ----------------------------
Fred Litwin                                      Stan Abramowitz

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31

                                                                        2003             2002               2001
                                                                        ----             ----               ----

BALANCE AT BEGINNING OF YEAR                                   $     18,207,460   $     15,354,142    $     14,249,293

  Excess of cost of shares purchased for cancellation over
     stated value                                                      (446,211)              -               (140,543)

  Net earnings for the year                                           2,868,559          2,853,318           1,245,392
                                                               ----------------   ----------------    ----------------

BALANCE AT END OF YEAR                                         $     20,629,808   $     18,207,460    $     15,354,142
                                                               ================   ================    ================


See accompanying notes to financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF EARNINGS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31

                                                                             2003              2002               2001
                                                                             ----              ----               ----

SALES                                                                $    254,512,134    $    240,933,774    $    225,857,629

COST OF SALES                                                             191,814,022         179,169,093         172,486,659
                                                                     ----------------    ----------------    ----------------

                                                                           62,698,112          61,764,681          53,370,970

OTHER INCOME (Schedule)                                                        67,654              79,769              26,497

EXPENSES (Schedule)                                                        51,851,032          49,429,033          47,149,393
                                                                     ----------------    ----------------    ----------------

EARNINGS FROM OPERATIONS BEFORE INCOME TAXES                               10,914,734          12,415,417           6,248,074

  Income taxes (Note 12(a))                                                 4,261,988           5,192,814           2,810,946
                                                                     ----------------    ----------------    ----------------

EARNINGS BEFORE THE UNDERNOTED ITEMS                                        6,652,746           7,222,603           3,437,128
                                                                     ----------------    ----------------    ----------------

  Non-controlling interest                                                 (3,786,937)         (4,272,945)         (2,166,598)
  Equity in earnings (loss) of significantly influenced company                 2,750              19,638             (25,138)
  Loss on disposal of investment                                              -                  (115,978)           -
                                                                     ----------------    -----------------   ---------
                                                                           (3,784,187)         (4,369,285)         (2,191,736)
                                                                     -----------------   -----------------   -----------------

NET EARNINGS FOR THE YEAR                                            $      2,868,559    $      2,853,318    $      1,245,392
                                                                     ================    ================    ================



EARNINGS PER SHARE (Note 10)
  Basic                                                               $           0.59    $           0.56    $           0.23
                                                                      ================    ================    ================

  Fully diluted                                                       $           0.50    $           0.50    $           0.22
                                                                      ================    ================    ================

See accompanying notes to financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31

                                                                            2003                2002                2001
                                                                            ----                ----                ----
Other income
  Interest income                                                     $         67,206    $         83,833    $         24,562
  Share of earnings (loss) from investment in limited partnership                 (144)             (4,064)              1,935
  Sundry                                                                           592                   -                   -
                                                                      ----------------    ----------------    ------------------

                                                                      $         67,654    $         79,769    $         26,497
                                                                      ================    ================    ================

Expenses
  Selling and administration                                          $     40,957,962    $     37,037,720    $     35,007,452
  Amortization                                                               9,179,295          10,223,145           9,351,659
  Interest on long-term debt                                                 1,713,775           1,736,028           2,406,129
  Write-down of portfolio investment                                                 -                   -             384,153
  Loss on extinguishment of debt                                                     -             432,140                   -
                                                                      ----------------    ----------------    ----------------

                                                                      $     51,851,032    $     49,429,033    $     47,149,393
                                                                      ================    ================    ================

See accompanying notes to financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31

                                                                              2003                 2002                  2001
                                                                              ----                 ----                  ----
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
   Net earnings for the year                                         $      2,868,559     $      2,853,318       $      1,245,392

    Items not affecting cash  (Note 11 (a))                                13,763,624           13,661,276              12,990,065
    Disposal (purchase) of short-term investments                                 144              (55,938)                378,068
    Change in non-cash components of working capital
    (Note 11 (b))                                                          28,575,739           14,056,925              (5,712,855)
                                                                     ----------------     ----------------        -----------------

                                                                           45,208,066           30,515,581              8,900,670
                                                                     ----------------     ----------------       ----------------

INVESTING ACTIVITIES
    Purchase and deposits on property, plant and equipment                (13,918,735)         (8,714,525)            (8,445,074)
    Acquisitions (Note 2)                                                 (44,135,914)                  -                      -
    Due from joint venture                                                   (597,644)           (494,583)                     -
    Other                                                                    (443,251)           (813,315)              (643,668)
                                                                      ----------------   -----------------      - ----------------
                                                                          (59,095,544)        (10,022,423)            (9,088,742)
                                                                      ----------------   -----------------      - ----------------

FINANCING ACTIVITIES
    Purchase of common shares for cancellation                               (473,139)                   -                (166,609)
    Issuance of common shares                                                 262,500                    -                       -
    Net increase (decrease) in bank indebtedness                           17,942,877          (16,982,177)              4,547,245
    Proceeds from long-term debt                                            1,100,662           29,402,543               1,858,436
    Repayment of long-term debt                                            (4,781,783)         (28,442,707)             (4,598,268)
    Purchase of shares by consolidated subsidiary for
     cancellation                                                            (994,800)            (101,000)             (1,061,300)
    Purchase of shares of consolidated subsidiary                                   -             (887,276)                      -
    Issuance of shares by consolidated subsidiary                             139,243              198,000                       -
                                                                     ----------------     ----------------        ----------------
                                                                           13,195,560          (16,812,617)                579,504
                                                                     ----------------     ----------------        ----------------

Effect of foreign currency translation on cash balances                    (3,433,602)            (300,977      )          436,745

CHANGE IN CASH AND CASH EQUIVALENTS                                        (4,125,520)           3,379,564                 828,177

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              5,600,840            2,221,276               1,393,099
                                                                     ----------------     ----------------        ----------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                             $      1,475,320     $      5,600,840        $      2,221,276
                                                                     ================     ================        ================

SUPPLEMENTARY CASH FLOW INFORMATION:
    Interest paid                                                    $      2,380,020     $      2,488,587        $      3,675,385
    Income taxes paid, net of refund                                        5,958,133            1,990,760               2,786,746

NON-CASH TRANSACTIONS:
    Non-cash consideration paid on acquisition (Note 2)              $      9,503,486     $              -        $              -

See accompanying notes to financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2003, 2002 AND 2001




These consolidated financial statements include the accounts of the Company and the subsidiary companies over which it has control, which includes Polyair Inter Pack Inc. ("Polyair") (fiscal year ended October 31) and Distinctive Designs Furniture Inc. ("Distinctive").

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

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Goodwill

Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of its net tangible assets at dates of acquisition. Effective January 1, 2002, amortization of goodwill was discontinued. Instead, goodwill is tested for impairment at least annually and more frequently if indicators exist as prescribed under CICA Handbook Section 3062, "Goodwill and Other Intangible assets". This Section requires that if the fair value of a reporting unit is less than its carrying value including goodwill, the implied fair value of the reporting unit must be compared with its carrying value to determine possible impairment. Accumulated amortization amounted to $1,660,717 in 2003 and 2002.

Patent, Trademarks and Licence Agreement

Patent, trademarks and licence agreement are stated at cost net of accumulated amortization. Amortization is provided over the economic lives (11 years) of these intangible assets using the straight-line method. Accumulated amortization amounted to $542,058 (2002 - $319,577).

Deferred Financing Costs

Deferred financing costs represent the cost incurred in the arrangement of long-term financing and is amortized on the straight-line basis over the term of the loans. Accumulated amortization amounted to $918,795 (2002 -$774,837).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Stock-based Compensation Plans

The Company has stock-based compensation plans, which are described in Note 9(c). Effective January 1, 2002, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to the accounting for stock-based compensation and other stock-based payments, using the fair value-based method. The new recommendations were applied to all stock-based payments granted on or after January 1, 2002. The Company has not granted any new options since the adoption of these recommendations.

Earnings Per Share

The Company retroactively adopted the new provisions of the Canadian Institute of Chartered Accountants" Handbook, Section 3500, "Earnings per Share". Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. This method is consistent with that previously applied. Diluted earnings per share is computed using the weighted average of common and potential common shares outstanding during the year.
Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and share purchase warrants using the treasury method and the impact of the conversion of convertible debenture and Class A Preference shares.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Advertising

The Company expenses the cost of advertising as incurred. Advertising expenses for the year amounted to $3,226,914 (2002 - $3,238,047; 2001 - $2,447,710).

Recently Issued Accounting Pronouncements:

(i) Foreign currency translation and hedging relationships:

         The CICA issued Accounting Guideline AcG-13 which establishes criteria for hedge accounting effective for the Company's 2004 fiscal year. The Company is currently assessing the impact of this new accounting pronouncement.

(ii) Impairment or disposal of long-lived assets:

         In December 2002, the CICA issued Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets" and revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations". These sections establish standards for recognizing, measuring and disclosing impairment for long-lived assets held-for-use, and for measuring and separately classifying assets available-for-sale.

         Previously, long-lived assets were written down to net recoverable value if the undiscounted future cash flows were less than net book value. Under the new standards, assets must be classified as either held-for-use or available-for-sale. Impairment losses for assets held-for-use are measured based on fair value which is measured by discounted cash flows. Available-for-sale assets are measured based on expected proceeds less direct costs to sell. The requirements are effective for disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. The adoption of this accounting pronouncement had no material impact on the Company.

(iii) Restructuring charges:

         In March 2003, the CICA's Emerging Issues Committee issued EIC-134, "Accounting for Severance and Termination Benefits", and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities", which establish standards for recognizing, measuring and disclosing costs relating to an exit or disposal activity.

         These EICs allow recognition of a liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Previously, a commitment to an exit or disposal plan was sufficient to record the majority of costs. This abstract was effective for termination benefits and exit or disposal activities initiated after March 31, 2003.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently Issued Accounting Pronouncements (Continued):

(iv)     Asset retirement obligations:

         In March 2003, the CICA issued Section 3110, "Accounting for Asset Retirement Obligations". Section 3110 requires companies to record the fair value of an asset retirement obligation as a liability in the period in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the assets. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of the period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Companies are required to adopt Section 3110 for fiscal years beginning on January 1, 2004. The Company has not yet determined the impact of implementation of these guidelines on its consolidated financial statements.

(v) Variable interest entities:

         In June 2003, the Accounting Standards Board ("AcSB") issued the new CICA AcG-15, "Consolidation of Variable Interest Entities". This Guideline addresses the consolidation of variable interest entities, which are entities that have insufficient equity or their equity investors lack one or more of the specified essential characteristics of a controlling financial interest. AcG-15 also provides guidance for determining who should consolidate the variable interest entity. This Guideline is effective for the first interim and annual period beginning on or after November 1, 2004, with earlier application encouraged. The adoption of this Guideline will not have an impact on the Company's consolidated financial statements.

(vi) Generally accepted accounting principles:

         In July 2003, the AcSB issued two new CICA Handbook Sections 1100, "Generally Accepted Accounting Principles", and Section 1400, "General Standards of Financial Statement Presentation", which revise and replace Section 1500. Simultaneously, amendments were made to Section 1000, "Financial Statement Concepts". The combined impact of these changes is to describe what constitutes generally accepted accounting principles ("GAAP") in Canada and to provide guidance on sources to consult when a matter is not dealt with explicitly in the primary sources of GAAP. The changes also clarify what constitutes "fair presentation in accordance with GAAP" and eliminate the ability for an entity to depart from a CICA Handbook Recommendation which, when following that Recommendation, would result in misleading financial statements. Section 1100, Section 1400 and the amendments to Section 1000 must be applied for fiscal years beginning on or after October 1, 2003, with early adoption encouraged. The Company believes that the implementation of those pronouncements will not have a material impact on its consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently Issued Accounting Pronouncements (Continued):

(vii)    Employee future benefits:

         In October 2003, the AcSB approved additional disclosure requirements amending Section 3461, "Employee Future Benefits". The amendments provide clarification on accounting policy and other disclosures that should be made with respect to employee future benefits. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. The adoption of the guideline will not have an impact on the Company's consolidated financial statements.


1.       CORPORATE STRUCTURE AND BASIS OF PRESENTATION

          The Company filed  Articles of  Amendments as follows:

          i) on June 30,  2003 to  subdivide  its Common  shares on the basis of
     1.75 Common shares for each old Common share: and

          ii) on November 12, 2003 to redesignate the non-voting, non-participating, $0.04 cumulative, redeemable, Preference shares, Series 1, as non-voting, non-participating, redeemable non-cumulative, Class A Preference shares, cancel all arrears of cumulative dividends outstanding on the Preference shares, Series 1, and to consolidate the Preference shares, Series 1, on the basis of one new Class A Preference shares for two old Preference shares, Series 1.

          These shares are convertible until March 31, 2004, at the option of the holder, into 1 Common share for each 5.7 Class A Preference shares.

          Although the Company owns 44.5% of the voting shares of Polyair, the Company has the ability to control the operating decisions of Polyair by way of 56% of the voting rights under a shareholder agreement with operating management.

2.       ACQUISITIONS

     In May 2003, a subsidiary acquired certain swimming pool and pool equipment from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase cost of $56.0 million (U.S.$40.2 million). The results of operations have been consolidated from the date of acquisition. The acquisition is accounted for by the purchase method. The purchase cost was allocated to the fair value of the net assets acquired as follows:

                                                      (In thousands
                                                       of dollars)

         Net working capital                        $          57,888
         Other long-term liabilities                           (1,846)
                                                    ------------------

         Net assets acquired                        $          56,042
                                                    ==================

         Consideration:
             Cash                                   $          44,136
             Convertible note payable                           6,973
             Acquisition accruals                               4,527
             Due from vendor                                     (259)
             Other                                                665
                                                    -----------------

                                                    $          56,042
                                                    =================


3.       ACCOUNTS RECEIVABLE

                                                                                            2003                2002
                                                                                            ----                ----
         Accounts receivable                                                        $     39,874,266     $     32,072,273
         Allowance for doubtful accounts                                                  (2,252,073)          (1,847,388)
                                                                                    ------------------   ------------------

                                                                                    $     37,622,193     $     30,224,885
                                                                                    ==================   ==================


4.       INVENTORIES

                                                                                            2003                2002
                                                                                            ----                ----
         Raw materials                                                              $     28,394,405     $     14,650,578
         Work in process                                                                     380,477              592,074
         Finished goods                                                                   16,481,364            9,290,391
                                                                                    ----------------     ----------------
                                                                                    $     45,256,246     $     24,533,043
                                                                                    ================     ================


5.       INVESTMENT

                                                                                            2003                2002
                                                                                            ----                ----
         Investment in significantly influenced company
             common shares - at equity                                              $        496,714     $        493,964
                                                                                    ================     ================

6.       PROPERTY, PLANT AND EQUIPMENT

                                                                              Accumulated         2003            2002
                                                                     Cost     Amortization                   Net      Net
        Land                                                    $ 174,051          $ -       $       174,051 $       205,928
        Building                                                  10,821,466       1,580,960       9,240,506      10,797,192
        Automobiles                                                  188,639         131,090          57,549          38,142
        Machinery and equipment                                   65,396,428      31,176,891      34,219,537      38,502,781
        Furniture and fixtures                                     1,486,876       1,231,312         255,564         324,392
        Computer equipment                                         3,743,758       2,521,687       1,222,071       1,084,446
        Leasehold improvements                                     4,502,992       2,774,977       1,728,015       1,500,885
        Dies and moulds                                               81,221          65,153          16,068          51,961
        Construction in process                                    5,162,183               -       5,162,183       1,539,781
                                                             --------------- --------------- --------------- ---------------

                                                             $    91,557,614 $    39,482,070 $    52,075,544 $    54,045,508
                                                             =============== =============== =============== ===============

7.   BANK INDEBTEDNESS

     The bank loans bear interest on a prime or LIBOR plus basis and are secured by assignment of book debts, inventories, property, plant and equipment and general security agreements of consolidated subsidiaries.

     During 2002, Polyair negotiated a replacement borrowing facility with new lenders. This facility was subsequently amended on May 8, 2003 to provide a flexible operating line of credit to meet the seasonal working capital requirements. This new facility provides Polyair with a maximum of U.S.$60.0 million for working capital with availability determined monthly based on eligible accounts receivable and inventory. Based on October 31, 2003 balances, the available line of credit is U.S.$25.8 million, up to a maximum of U.S.$35.0 million, of which Polyair has used U.S.$5.7 million to support a letter of credit and has drawn U.S.$13.1 million for operating cash. The unused available working capital line of credit is approximately U.S.$7.0 million. Polyair has term loans of U.S.$11.7 million outstanding (2002 - U.S.$13.0 million) for capital expenditures, acquisitions and new business opportunities. The line of credit is subject to an unused credit facility fee of 0.375% per annum on the undrawn balance.

     At the Company's year end, Polyair had unused available borrowing capacity of approximately U.S.$4.9 million under its existing facility and Distinctive has unused available borrowing capacity of approximately $7.3 million. Total interest paid during the year, including interest on long-term debt, amounted to $2,380,020 (2002 - $2,488,587; 2001 -
     $3,675,385).

     Certain of the loans disclosed in Note 8 are supported by the above referred bank letter of credit. The line of credit and the loan agreements are secured by substantially all the assets of Polyair and contain various restrictive covenants relating to, among other things, minimum levels of tangible net worth and net income, limitations of indebtedness and building and equipment purchases, and various other items.

                                                                                                  2003              2002
                                                                                                  ----              ----
         $28,523,000 (U.S. $22,000,000) credit facility, interest payable at U.S.
           prime plus 0.5% or LIBOR plus 2.75%                                            $      9,113,924     $              -
         $13,000,000 Canadian dollar equivalent credit facility, interest payable
           at Canadian prime plus 0.5% or LIBOR plus 2.75%                                       8,198,840                    -
         Canadian operating demand loan, interest at prime plus 0.5% per annum                   2,415,000                    -
         U.S. operating demand loan, interest at prime plus 0.5% per annum                        -                   2,721,360
                                                                                          ----------------     ----------------

                                                                                          $     19,727,764     $      2,721,360
                                                                                          ================     ================

8.       LONG-TERM DEBT

                                                                                                  2003              2002
                                                                                                  ----              ----
         U.S. dollar denominated debenture loan payable, bearing floating interest based on the rates prevalent for the highest rated short-term
         U.S. federally tax exempt obligations, repayable in quarterly sinking
         fund installments, maturing June 1, 2016                                         $      3,564,082     $      4,355,694

         U.S. dollar denominated loan payable, bearing interest at 3% per annum, repayable in blended monthly installments of $18,248 (U.S. $14,075),
         maturing March 2007                                                                       719,937            1,085,803

         U.S. dollar denominated debenture loan, bearing floating interest based on the rates prevalent for the highest rated short-term U.S. federally tax exempt obligations, repayable in quarterly sinking fund installments,
         repaid during the year                                                                          -              223,089

         U.S. dollar denominated loan payable, bearing interest at 3% per annum, repayable in blended monthly installments of $16,729 (U.S. $12,903),
         maturing June 2007                                                                        705,432            1,046,802

         U.S. dollar denominated loan payable, bearing interest at 12% per annum, repayable in blended quarterly installments of $21,965 (U.S.
         $16,942),due
         October 31, 2005                                                                          174,051              273,011

         U.S. dollar denominated debenture loan, bearing interest at 6.5% per
         annum, maturing April 1, 2005                                                           3,955,696            5,460,218

         U.S. dollar denominated loan payable, bearing interest at 3% per annum, repayable by monthly installments of $26,613 (U.S. $20,527), maturing
         January 2006                                                                              464,135            1,188,768
                                                                                          ----------------     ----------------

         Carried forward                                                                  $      9,583,333     $     13,633,385
                                                                                          ----------------     ----------------


                                                                                                2003              2002
                                                                                                ----              ----
         Brought forward.....                                                             $      9,583,333     $     13,633,385

         U.S. dollar denominated term loan, repayable by monthly principal payments of $70,999 (U.S. $54,762) plus interest at prime plus 0.5%,
         maturing June 2009                                                                      2,273,207            3,287,051

         U.S. dollar denominated term loan, repayable by monthly principal payments of $60,654 (U.S. $46,667) plus interest at prime plus 0.5%,
         maturing June 2012                                                                      6,397,680            8,081,124

         Term loan,  repayable by monthly  principal  installments  of $32,679 plus
         interest at prime plus 1%, maturing November 1, 2005                                    2,221,783            2,614,665

         U.S. dollar denominated term loan, repayable by monthly principal payments of $75,143 (U.S. $57,959) plus interest at 5.07%, maturing
         August 2007                                                                             3,121,044            4,572,543

         U.S. dollar denominated term loan, repayable by monthly principal payments of $31,213 (U.S. $24,075) plus interest at 4.97%, maturing
         September 2007                                                                          1,348,892            1,992,200

         Term loan, repayable by monthly principal payments and interest of
         $33,932, bearing interest at 7.25%, maturing July 2008                                    817,511                    -

         Unsecured convertible note issued by a subsidiary, bearing interest at
         6% per annum, with interest payable on a quarterly basis, maturing
         March 2009. This note is convertible by the holder, at any time after
         March 31, 2004 (or upon commencement of a take-over bid) into shares of the
         subsidiary                                                                              6,813,026                    -

         Note payable, bearing interest at 12% per annum due March 31, 2004
         (repaid in March 2004)                                                                    420,000              420,000

         Note payable to an affiliated company, bearing interest at 10% per annum
         due March 31, 2004 (repaid in March 2004)                                                 250,000                    -

         Convertible debenture payable to an affiliated company, bearing interest at 11.9% per annum, with interest payable quarterly in advance, due September 8, 2006, secured by a general security agreement and certain
         assets of the Company                                                                     550,000              550,000

         Note payable, non-interest bearing and due on demand, partially postponed
         under terms of subsidiary's loan agreement                                                537,500              537,500

         Other equipment loans                                                                       4,623               11,372
                                                                                          ----------------     ----------------

                                                                                          $     34,338,599     $     35,699,840

            Less:  Current portion                                                               6,200,731            5,206,779
                                                                                          ----------------     ----------------

                                                                                          $     28,137,868     $     30,493,061
                                                                                          ================     ================


8.       LONG-TERM DEBT (Continued)

         Certain of the loans are guaranteed by a subsidiary's bank letter of credit. The letter of credit and loan agreements are secured substantially by all the assets of the consolidated subsidiary and contain various restrictive covenants relating to, among other things, minimum levels of tangible net worth and net income, limitations of indebtedness and building and equipment purchases and various other items.

         The aggregate amount of payments required in the 2004 fiscal year and subsequent years to meet retirement provisions are as follows:

         2004                                        $      6,200,731
         2005                                               6,743,143
         2006                                               3,697,257
         2007                                               3,292,616
         2008                                               1,507,120
         Thereafter                                        12,897,732
                                                     ----------------
                                                     $     34,338,599
                                                     ================

9.       CAPITAL STOCK

         (a)      Authorized


                      Unlimited       $0.04 non-cumulative, non-voting,
                                      non-participating, redeemable, convertible until March 31, 2004, at the option of the holder, into 1 Common share for each 5.7
                                      Class A preference shares
                      Unlimited  Preference shares, issuable in series
                      Unlimited  Common shares

         (b)      Issued

                                                                             Preference Shares               Class A
                                                   Common Shares                 Series 1               Preference Shares

                                             # of Shares       $ Value     # of Shares     $ Value    # of Shares      $ Value
                                             -----------       -------     -----------     -------    -----------      -------
         Balance at December 31, 2000           2,822,686      1,696,650      3,076,885      691,502             -              -

         Repurchase for cancellation              (43,366)       (26,066)             -            -             -              -
                                            -------------   ------------   ------------  -----------  ------------ - ------------

         Balance at December 31, 2001 and
         2002                                   2,779,320      1,670,584      3,076,885      691,502             -              -

         Repurchase for cancellation              (44,800)       (26,928)             -            -             -              -

         Exercise of share purchase
         warrants (Note 9(e))                      50,000        262,500              -            -             -              -
                                            -------------   ------------   ------------  -----------  ------------ - ------------
                                                2,784,520      1,906,156      3,076,885      691,502             -              -

         1:1.75 stock split (Note 1)            2,088,563              -              -            -             -              -

         2:1 share restructure (Note 1)                 -              -     (3,076,885)    (691,502)    1,538,493        691,502
                                            -------------   ------------   ------------- -----------  ------------ - ------------

         Balance at December 31, 2003           4,873,083      1,906,156              -            -     1,538,493        691,502
                                            =============   ============   ============  ===========  ============ = ============

         (b)      Issued (Continued)


                    During the year, the Company repurchased 44,800 (2002 - Nil; 2001 - 43,366) Common shares for cancellation pursuant to a Normal Course Issuer Bid for a total consideration $473,139 (2002 - Nil; 2001 - $166,609). The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

                    During  the  year,   50,000  share  purchase  warrants  were
                    exercised for a total consideration of $262,500.

         (c)      Stock Options

                                                                              2003             2002              2001
                                                                              ----             ----              ----
                  Outstanding shares, beginning of year                      332,500          332,500           345,625
                  Expired                                                          -                -           (13,125)
                                                                        ---------------- ----------------  -----------------
                  Outstanding shares, end of year                            332,500          332,500           332,500
                                                                        ================ ================  ================

                  These options are exercisable as follows: 109,375 at $0.91 per share until July 2005; and 223,125 at $2.29 per share until November 2005.

         (d)      Convertible Debenture

                  The debenture holder (Note 8) has the right to convert the debenture into 183,334 Common shares at the price of $3.00 per share until September 8, 2006.

         (e)      Share Purchase Warrants

                  Pursuant to long-term debt repayment options, the Company has 159,523 (2002 - 209,523; 2001 - 209,523) share purchase warrants outstanding. Each warrant enables the holder to purchase 1.75 Common shares at an exercise price of $3.00 per Common share. During the year, 50,000 (2002 - Nil; 2001 - Nil) share purchase warrants were exercised. These share warrants expire on September 7, 2006.

10.      EARNINGS PER SHARE

         The following table sets forth the calculation of basic and diluted earnings per share:

                                                                                 2003             2002              2001
                                                                                 ----             ----              ----
         Numerator:
           Net earnings                                                 $      2,868,559 $      2,853,318  $      1,245,392
           Dividends to Preference shareholders                                  -               (123,075)         (123,075)
                                                                        ---------------- ----------------- -----------------

           Net earnings available to Common shareholders                $      2,868,559 $      2,730,243  $      1,122,317
                                                                        ================ ================  ================
         Denominator:
           Weighted average number of shares outstanding                       4,868,096        4,863,810         4,877,105
           Effect dilutive securities
               Stock options                                                     256,250          251,321           112,397
               Shares purchase warrants                                          174,478          220,278                 -
               Potential conversion of convertible debenture                     114,583          110,140                 -
               Potential conversion of Class A Preference shares                 269,911          -                       -
                                                                        ---------------- ----------------  ----------------

                                                                               5,683,318        5,445,549         4,989,502
                                                                        ================ ================  ================

         Earnings per share
           Basic                                                        $           0.59 $           0.56  $           0.23
           Fully diluted                                                $           0.50 $           0.50  $           0.22


11.      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 2003                2002                2001
                                                                                 ----                ----                ----
         (a) Items not affecting cash:
                  Amortization                                          $      9,179,295    $     10,223,145    $      9,351,659
                  Non-controlling interest                                     3,786,937           4,272,945           2,166,598
                  Future income taxes                                            800,142            (931,154)          1,062,517
                  Equity in (earnings) loss of significantly
                     influenced company                                           (2,750)            (19,638)             25,138
                  Write-down of portfolio investment                                   -                   -             384,153
                  Loss on disposal of investment                                       -             115,978                   -
                                                                        ----------------    ----------------    ----------------

                                                                        $     13,763,624    $     13,661,276    $     12,990,065
                                                                        ================    ================    ================

         (b) Change in non-cash components of working capital:
                  Decrease (increase) in accounts receivable            $     38,361,358    $      6,067,249    $     (3,108,537)
                  Decrease (increase) in income taxes receivable                 559,065            (269,203)           (468,443)
                  (Increase) decrease in inventories                            (248,432)          3,200,064          (1,810,747)
                  (Increase) decrease in prepaid expenses                     (1,629,141)            353,479            (358,625)
                  (Decrease) increase in accounts payable and accrued
                     liabilities                                              (6,526,405)            115,632             168,826
                  (Decrease) increase in income taxes payable                 (1,940,706)          4,589,704            (135,329)
                                                                        -----------------   ----------------    -----------------

                                                                        $     28,575,739    $     14,056,925    $     (5,712,855)
                                                                        ================    ================    =================

12.      OTHER INFORMATION

         (a)      Income Taxes

                  The Company's income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 36.6% (2002 - 39.0%; 2001 - 42.4%) to income as described below:

                                                                              2003                2002                2001
                                                                              ----                ----                ----
                  Income tax computed at statutory combined basic
                    income tax rates                                    $     3,998,620     $     4,842,013     $    2,649,183
                  Increase (decrease) in income tax resulting from:
                      Differing tax rates in foreign countries                  -                    39,253           (177,087)
                      Non-deductible expenses                                   181,823             210,484            297,222
                      Manufacturing and processing tax credit                  (135,813)            (60,689)          (171,804)
                      Large corporations tax                                    141,189              64,824             44,152
                      Future tax benefits previously unrecognized                     -                   -             66,466
                      Reduction in future tax rates                               3,384              41,541                  -
                      Other                                                      72,785              55,388            102,814
                                                                         --------------     ---------------     --------------
                      Effective income tax provision                    $     4,261,988     $     5,192,814     $    2,810,946
                                                                        ===============     ===============     ==============

               Total income taxes paid during the year amounted to $5,958,133 (2002 - $1,990,760; 2001 - $2,786,746).

                  The components of income taxes are as follows:

                                                                              2003              2002              2001
                                                                              ----              ----              ----
                  Current
                    - Canadian                                          $    1,174,511    $       625,460   $      433,369
                    - U.S.                                                   2,287,335          5,498,508        1,315,060

                  Future
                    - Canadian                                                 407,530          (489,954)          445,024
                    - U.S.                                                     392,612          (441,200)          617,493
                                                                        --------------    ---------------   --------------
                                                                        $    4,261,988    $    5,192,814    $    2,810,946
                                                                        ==============    ==============    ==============

12.      OTHER INFORMATION (Continued)

         (b)      Future Income Taxes

                  A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:

                                                                               2003                2002
                                                                               ----                ----
                  Current future income tax liabilities
                     Investment tax credits                              $       (81,751)    $             -
                                                                         ----------------    ----------------
                  Non-current future income tax liabilities
                    Depreciable property, plant and equipment                 (4,570,353)         (4,592,548)
                    Current portion of long-term debt                           (187,236)                  -
                    Intangible and other assets                                 (203,059)                  -
                                                                         ----------------    ----------------
                                                                              (4,960,648)         (4,592,548)
                                                                              (5,042,399)         (4,592,548)
                  Current future tax assets
                    Donation                                                      14,504               43,682
                    Inventory                                                    283,492              335,413
                    Accounts receivable                                                -               20,281
                    Corporate minimum tax credit                                       -               28,081
                    Accrued liabilities                                        1,669,304              953,198
                                                                         ---------------     ----------------
                                                                               1,967,300            1,380,655
                                                                         ---------------     ----------------
                  Non-current future tax assets
                    Portfolio investment                                          70,500               74,000
                    Deferred financing costs                                           -                1,560
                    Non-capital loss carry-forwards                              866,947              861,909
                    Capital loss carry-forwards                                   26,371               23,401
                    Corporate minimum tax credit                                 195,148              177,847
                    Eligible cumulative expenditure                               42,300               48,050
                    Long-term debt and liabilities                             1,116,825                    -
                    Valuation allowance                                         (133,175)           (131,045)
                                                                         ---------------     ----------------
                                                                               2,184,916            1,055,722
                                                                         ---------------     ----------------

                                                                               4,152,216            2,436,377
                                                                         ---------------     ----------------

                  Net future tax liability                               $      (890,183)    $    (2,156,171)
                                                                         ================    ================

                    The Company's subsidiary has recorded future income tax assets of $3,772,500 after a valuation allowance of $133,175 is taken into consideration. In order to fully realize the future income tax assets, the Company's subsidiary needs to generate future taxable income of approximately $10,417,000. Based on the projection of future taxable income over the periods in which the future income tax assets are deductible, the subsidiary's management believes it is more likely than not that the subsidiary will realize the benefits of the future tax assets, net of the existing valuation allowance.

                    The Company has non-capital loss carry-forwards of approximately $606,000, of which $55,000 expires in 2006, $28,000 expires in 2007, $53,000 expires in 2009 and
                    $470,000 expires in 2010. One of the Company's U.S. subsidiaries has non-capital loss carry-forwards of $1,264,000 (U.S.$959,000), of which approximately $137,000
                    (U.S.$106,000) expires in each year from 2004 to 2012. The Company's Canadian subsidiaries have non-capital losses carry-forwards of approximately $617,000, of which $341,500 expires in 2006 and $275,500 expires in 2009; in addition, one of these subsidiaries has Ontario minimum tax credit of approximately $64,600 and capital loss carry-forwards of approximately $109,400 for which no future income tax assets have been realized.

          (c)     Related Party Transactions

                    The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

                    The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

                    Related  party  transactions  and  outstanding  balances not
                    disclosed   elsewhere   in  these   consolidated   financial
                    statements are summarized as follows:

                                                                              2003              2002              2001
                                                                              ----              ----              ----
                  Expense
                      Rent                                              $       715,266   $      602,502    $      476,399
                      Administration and consulting fees                        158,000          308,000           302,000
                      Interest expense                                           80,518           78,898            41,601
                  Accounts receivable                                            12,014           15,045            26,880


13.      CONTINGENCIES AND COMMITMENTS

         (a)      Operating Leases

                    The Company leased several premises and other equipment in Canada and the U.S.

                    At December 31, 2003, future minimum payments for the next five years and thereafter under non-cancellable operating leases are as follows:

                 2004                                          $      5,014,834
                 2005                                                 4,864,690
                 2006                                                 3,600,498
                 2007                                                 2,311,133
                 2008 and thereafter                                  9,388,926
                                                               ----------------

                                                               $     25,180,081
                                                               =================

                    Total rent paid during the year amounted to $4,311,454 (2002
                    - $4,592,163; 2001 - $4,295,301).

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

                  (iii) The Company granted an officer an option to purchase three quarters of a percent of its common share holdings in a consolidated subsidiary for $190,000 expiring December 2006.

         (c)      Contingencies

                  The Company's subsidiaries are involved in various legal proceedings which, in the opinion of management, will not have a material impact upon their financial position.


14.      DUE FROM JOINT VENTURE

         In August 2002, Polyair entered into an agreement to establish a joint venture. These consolidated financial statements reflect Polyair's proportionate interest in the joint venture's assets and liabilities. During fiscal 2003, the joint venture began producing and selling inventory. In general, liabilities of joint ventures are secured by pledges of related assets. At the time, the joint venture participants may further support these obligations should the realization from joint venture assets not be sufficient. As a participant in the venture, Polyair may be liable for other participants' share of liabilities should they not be able to satisfy them, as well as its own share.

         The following amounts included in the consolidated financial statements represent Polyair's proportionate interest in the joint venture at October 31, 2003:

        Due from joint venture                                   $  1,089,135
        Net working capital                                         (141,086)
        Property, plant, equipment and other assets                 1,919,831
        Current portion of long-term debt                            (148,998)
        Long-term debt                                               (668,513)
                                                                 -------------

        Net assets                                               $  2,050,369
                                                                 ============

         In September 2003, Polyair entered into an agreement to establish another joint venture for the development, production and marketing of packaging systems. As at October 31, 2003, no significant transactions have occurred in respect thereof.

15.      SUBSEQUENT EVENT

         In March 2004, the Company sold a portion of its investment in Polyair, reducing its investment to 23%. Under the terms of the agreement, the Company continues to have the right to elect a majority of the Board of Directors and the buyer has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. As the Company and Polyair will no longer have a parent-subsidiary relationship, financial results will now be accounted for on the equity basis.

16.      SEGMENTED INFORMATION

          The Company manufactures furniture in Canada and packaging and pool products in Canada and the United States.

         2003

         Industry Segments:
                                                         Packaging
                                                          Products       Pool Products       Furniture       Consolidated
                                                          --------       -------------       ---------       ------------
                                                              $                $                 $                 $
        Sales                                               130,202,123       77,411,662        46,898,349       254,512,134
                                                      ================= ================================== =================
        Operating profit                                     21,776,938        6,643,885           879,396        29,300,219
                                                      ================= ================ =================
        Corporate expenses                                                                                       (6,585,155)
        Other income                                                                                                  67,654
        Amortization                                                                                             (9,179,295)
        Interest                                                                                                 (2,688,689)
        Income taxes                                                                                             (4,261,988)
        Non-controlling interest                                                                                 (3,786,937)
        Equity in earnings of significantly influenced company                                                         2,750
                                                                                                           -----------------
        Earnings for the year                                                                                      2,868,559
                                                                                                           =================

        Identifiable assets                                  69,996,044       52,492,089        14,308,270       136,796,403
                                                      ================= ================ =================
        Corporate assets                                                                                          12,285,701
                                                                                                           -----------------
        Total assets                                                                                             149,082,104
                                                                                                           =================

        Capital expenditures (net)                           10,101,789        2,104,115           910,156        13,116,060
                                                      ================= ================ =================
        Corporate                                                                                                    802,675
                                                                                                           -----------------
        Total capital expenditures (net)                                                                          13,918,735
                                                                                                           =================

        Amortization                                          6,241,094        1,262,178           563,620         8,066,892
                                                      ================= ================ =================
        Corporate                                                                                                  1,112,403
                                                                                                           -----------------
        Total amortization                                                                                         9,179,295
                                                                                                           =================

         Geographic Segments:
                                                           Canada        United States        Europe         Consolidated
                                                           ------        -------------        ------         ------------
                                                              $                $                 $                $
        Sales                                                75,032,208      175,446,190         4,033,736      254,512,134
                                                      ================= ================ ================= ================
        Property, plant, equipment and goodwill              19,771,379       32,207,278                 -       51,978,657
                                                      ================= ================ =================
        Corporate                                                                                                 2,287,711
                                                                                                           ----------------
        Total property, plant, equipment  and
        goodwill                                                                                                 54,266,368
                                                                                                           ================


         2002

         Industry Segments:
                                                         Packaging
                                                          Products       Pool Products       Furniture       Consolidated
                                                          --------       -------------       ---------       ------------
                                                              $                $                 $                 $
        Sales                                               133,967,656       53,675,616        53,290,502       240,933,774
                                                      ================= ================================== =================
        Operating profit                                     22,972,209        7,121,997         1,922,455        32,016,661
                                                      ================= ==================================
        Corporate expenses                                                                                       (6,104,951)
        Other income                                                                                                  79,769
        Amortization                                                                                            (10,223,145)
        Interest                                                                                                 (2,920,777)
        Loss on extinguishment of debt                                                                             (432,140)
        Income taxes                                                                                             (5,192,814)
        Non-controlling interest                                                                                 (4,272,945)
        Equity in earnings of significantly influenced company                                                        19,638
        Loss on disposal of investment                                                                             (115,978)
                                                                                                           -----------------
        Earnings for the year                                                                                      2,853,318
                                                                                                           =================

        Identifiable assets                                  70,500,780       23,488,300        16,364,995       110,354,075
                                                      ================= ==================================
        Corporate assets                                                                                          12,987,624
                                                                                                           -----------------
        Total assets                                                                                             123,341,699
                                                                                                           =================

        Capital expenditures (net)                            6,884,912          722,248           521,716         8,128,876
                                                      ================= ==================================
        Corporate                                                                                                    585,649
                                                                                                           -----------------
        Total capital expenditures (net)                                                                           8,714,525
                                                                                                           =================

        Amortization                                          6,745,172        1,221,542           810,364         8,777,078
                                                      ================= ==================================
        Corporate                                                                                                  1,446,067
                                                                                                           -----------------
        Total amortization                                                                                        10,223,145
                                                                                                           =================

         Geographic Segments:
                                                                             Canada        United States     Consolidated
                                                                             ------        -------------     ------------
                                                                               $                 $                 $
        Sales                                                                 68,113,691       172,820,083       240,933,774
                                                                        ================================== =================
        Property, plant, equipment and goodwill                               14,942,571        38,820,593        53,763,164
                                                                        ==================================
        Corporate                                                                                                  2,499,220
                                                                                                           -----------------
        Total property, plant and equipment and goodwill                                                          56,262,384
                                                                                                           =================


         2001

         Industry Segments:
                                    Packaging
                                                          Products       Pool Products       Furniture       Consolidated
                                                          --------       -------------       ---------       ------------
                                                              $                $                 $                 $
        Sales                                               123,735,757       48,152,140        53,969,732       225,857,629
                                                      ================= ================================== =================
        Operating profit                                     17,554,667        3,520,172         3,023,970        24,098,809
                                                      ================= ==================================
        Corporate expenses                                                                                       (3,760,750)
        Other income                                                                                                  26,497
        Amortization                                                                                             (9,351,659)
        Interest                                                                                                 (4,380,670)
        Write-down of portfolio investment                                                                         (384,153)
        Income taxes                                                                                             (2,810,946)
        Non-controlling interest                                                                                 (2,166,598)
        Equity in loss of significantly influenced company                                                          (25,138)
                                                                                                           -----------------
        Earnings for the year                                                                                      1,245,392
                                                                                                           =================

        Identifiable assets                                  71,094,465       29,039,584        18,897,814       119,031,863
                                                      ================= ==================================
        Corporate assets                                                                                           9,793,774
                                                                                                           -----------------
        Total assets                                                                                             128,825,637
                                                                                                           =================

        Capital expenditures (net)                            6,485,987        1,016,323           289,854         7,792,164
                                                      ================= ==================================
        Corporate                                                                                                    652,910
                                                                                                           -----------------
        Total capital expenditures (net)                                                                           8,445,074
                                                                                                           =================

        Amortization                                          6,507,546          891,592           625,808         8,024,946
                                                      ================= ==================================
        Corporate                                                                                                  1,326,713
                                                                                                           -----------------
        Total amortization                                                                                         9,351,659
                                                                                                           =================

         Geographic Segments:
                                                                             Canada        United States     Consolidated
                                                                             ------        -------------     ------------
                                                                               $                 $                 $
        Sales                                                                 63,164,972       162,692,657       225,857,629
                                                                        ================================== =================
        Property, plant, equipment and goodwill                               43,532,510        11,108,658        54,641,168
                                                                        ==================================
        Corporate                                                                                                  3,103,611
                                                                                                           -----------------
        Total property, plant, equipment  and goodwill                                                            57,744,779
                                                                                                           =================


17. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

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

         (d)      Statement of cash flows:

                  Under United States GAAP, the subtotal within cash provided by operating activities would not be permitted in the consolidated statements of cash flows.

         (e)      Interest in joint venture:

                  Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis. However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in a SEC filing when specified criteria are met and information disclosed. These criteria have been met and the information is disclosed in
                  Note 14.
(f) Commencing in 2002, the Company's accounting policy to record compensation costs for stock options at fair value is comparable to the U.S. pronouncement under SFAS No. 123. No stock options were granted in 2003, 2002 and 2001.

17. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

                                                                              2003             2002              2001
                                                                              ----             ----              ----
                                                                               $                 $                 $

           Net income - U.S. GAAP                                              2,877,800        2,926,773         1,268,693

           Earnings per share - U.S. GAAP
              Basic                                                                 0.59             0.58              0.23
              Diluted                                                               0.51             0.51              0.23


         The effect on the consolidated balance sheet of the difference between accounting principles generally accepted in Canada and those accepted in the United States is summarized as follows:

                                                                            Canadian
                                                                           Accounting        Increase       U.S. Accounting
                                                                           Principles       (Decrease)        Principles
                                                                           ----------       ----------        ----------
                                                                               $                 $                 $
           December 31, 2003
           Investments                                                           496,714          257,261           753,975
           Goodwill                                                            2,190,824        (118,720)         2,072,104
                                                                                         ----------------
           Total assets                                                      149,082,104          138,541       149,220,645
                                                                                         ================
           Capital stock                                                       2,597,658        (226,420)         2,371,238
           Retained earnings                                                  20,629,808          364,961        20,994,769
                                                                                         ----------------
           Total liabilities and equity                                      149,082,104          138,541       149,220,645
                                                                                         ================

                                                                            Canadian
                                                                           Accounting        Increase       U.S. Accounting
                                                                           Principles       (Decrease)        Principles
                                                                           ----------       ----------        ----------
                                                                               $                 $                 $
           December 31, 2002
           Investments                                                           493,964          248,020           741,984
           Goodwill                                                            2,216,876        (118,720)         2,098,156
                                                                                         ----------------
           Total assets                                                      123,341,699          129,300       123,470,999
                                                                                         ================
           Capital stock                                                       2,362,086        (226,420)         2,135,666
           Retained earnings                                                  18,207,460          355,720        18,563,180
                                                                                         ----------------

           Total liabilities and equity                                      123,341,699          129,300       123,470,999
                                                                                         ================

17. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

         The effect on earnings for the above differences between accounting principles generally accepted in Canada and those accepted in the United States are summarized as follows:

                                                                              2003             2002              2001
                                                                              ----             ----              ----
                                                                               $                 $                 $
           Earnings for the year
           - Canadian accounting principles                                    2,868,559        2,853,318         1,245,392
           Gain on equity investment transactions                                      -           71,223                 -
           Equity earnings (loss) of significantly influenced company              9,241            2,232          (95,419)
           Amortization of goodwill                                                    -                -           118,720
                                                                        ---------------- ----------------  ----------------
           Earnings for the year
           - United States accounting principles                               2,877,800        2,926,773         1,268,693

           Translation adjustment gain (loss)                                 (2,036,327)        (94,978)           287,338
                                                                        ---------------------------------  ----------------

           Comprehensive income                                                  841,473        2,831,795         1,556,031
                                                                        ================ ================  ================
           Earnings per share - U.S. GAAP                                           0.59             0.58              0.23
                                                                        ================ ================  ================
           Diluted earnings per share - U.S. GAAP                                   0.51             0.51              0.23
                                                                        ================ ================  ================

         The effect on the state of cash flows for the above differences between accounting principles generally accepted in Canada and those accepted in the United States is summarized as follows:

                                                                            Canadian
                                                                           Accounting        Increase       U.S. Accounting
                                                                           Principles       (Decrease)        Principles
                                                                           ----------       ----------        ----------
                                                                               $                 $                 $
           December 31, 2003
           Operating activities
              Earnings for the year                                            2,868,559            9,241         2,877,800
              Equity in earnings of significantly influenced companies           (2,750)           (9,241)         (11,991)
                                                                                         -----------------

           Total cash and cash equivalents used for operating
              activities                                                      45,208,066                -        45,208,066
                                                                        ================ ================= ================

           December 31, 2002
           Operating activities
              Earnings for the year                                            2,853,318           73,455         2,926,773
              Gain on equity investment transactions                             115,978         (71,223)            44,755
              Equity in earnings of significantly influenced companies          (19,638)          (2,232)          (21,870)
                                                                                         ----------------
           Total cash and cash equivalents used for operating
              activities                                                      30,515,581               -         30,515,581
                                                                        ================ ================  ================

17. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

                                                                            Canadian
                                                                           Accounting        Increase       U.S. Accounting
                                                                           Principles       (Decrease)        Principles
                                                                           ----------       ----------        ----------
                                                                               $                 $                 $
           December 31, 2001
           Operating activities
              Earnings for the year                                            1,245,392           23,301         1,268,693
              Equity in loss significantly influenced companies                   25,138           95,419           120,557
              Amortization of goodwill                                           367,048        (118,720)           248,328
                                                                                         ----------------
           Total cash and cash equivalents used for operating
              activities                                                       8,900,670               -          8,900,670
                                                                        ================ ================  ================

         Recently Issued Accounting Pronouncements

         Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which had not yet been adopted due to delayed effective dates.
(i)      FASB Interpretation No. 46 (FIN 46)

                  In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46"). FIN 46 requires variable interest entities, previously referred to as special-purpose or off-balance sheet structures, to be consolidated by a company if that company is subject to a majority of the risk of loss from the entity's activities or is entitled to receive a majority of the entity's returns or both. The consolidation provision of FIN 46 are effective for new entities created after January 31, 2003, and are applicable to existing entities as of January 1, 2004. The Company does not expect to be impacted by this standard.
(ii)     Statement of Financial Accounting Standards No. 149 (SFAS 149)

                  In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies the accounting and reporting for derivative instruments, including those embedded in other contracts and for hedging activities under SFAS No.
                  133. FAS No. 149 is effective as of July 1, 2003. The adoption of this standard did not have a material impact on the Company's financial position, results of operations or cash flows.
(iii)    Statement of Financial Accounting Standards No. 150 (SFAS 150)

                  In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", which establishes standards for the classification and measurement of these financial instruments. SFAS No. 150 is effective as of the Company's third quarter beginning July 1, 2003. The Company's consolidated financial statements were not impacted by this standard.

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(Expressed in Canadian Dollars)
DECEMBER 31, 2003, 2002 AND 2001





         Column A              Column B                Column C                 Column D         Column E         Column F
         --------              --------                --------                 --------         --------         --------

                                                               Additions
                                                               Charged to
                               Balance        Charged to         Other                                           Balance End
                              Beginning        Costs and       Accounts -                      Deductions -       of Period
       Description            of Period        Expenses         Describe          Other         Describe *
       -----------            ---------        --------         --------          -----

                                  $                $               $                $                $                $
Allowance for doubtful
accounts

December 31, 2003                1,847,388          606,542        -                -               (201,857)        2,252,073

December 31, 2002                1,784,290          246,737        -                -               (183,839)        1,847,388

December 31, 2001                1,302,465          534,436        -                -                (52,411)        1,784,490



* Deductions represent bad debts written off against accounts receivable and reservals of over accruals.

Exhibit List:


31-1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
31-2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
32-1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
32-2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).