Form 20-F
period 2004-12-31
CONSOLIDATED MERCANTILE INC
filed 2005-06-30
CIK 784012

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


For the Fiscal year ended:         December 31, 2004
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

                                      None

     At June 3, 2005, the Company had outstanding 5,098,807 Common Shares, no par value and 315,544 Non-Voting, Non-Participating, $0.04 Non-Cumulative, $0.44 Redeemable, Class A Preference Shares, no par value.

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


This Annual Report consists of ___ pages including this cover page and exhibits.

UNLESS OTHERWISE NOTED, THE DOLLAR AMOUNTS CONTAINED IN THIS REPORT ARE IN CANADIAN CURRENCY ($1 CDN = $0.8011 U.S. AT JUNE 3, 2005) AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA.

Historic rates of exchange appear in Part I, Item 3 of this report. The effect of material differences between Canadian and United States generally accepted accounting principles which would bear upon the Company's financial statements, are set forth in the Note 18 to the Company's Audited Consolidated Financial Statements which are included in Part IV Item 19 herein.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.  KEY INFORMATION.

A. Selected Financial Data

                        (All Figures in Canadian Dollars)
                 (Prepared in Accordance with Canadian G.A.A.P.)

SUMMARY OF OPERATING DATA

                              Year Ended December 31,
-----------------------------------------------------------------------------------------------------
                                 2004           2003           2002           2001           2000
Sales: ...................   $113,595,731   $254,512,134   $240,933,774   $225,857,629   $207,205,490
Cost of Sales: ...........     91,314,691    191,814,022    179,169,093    172,486,659    158,734,310
                             ------------   ------------   ------------   ------------   ------------
Gross Profit* ............     22,281,040     62,698,112     61,764,681     53,370,970     48,471,180

Expenses: ................     25,461,454     51,851,032     49,429,033     47,149,393     40,033,121

Net Earnings
  for year: ..............      5,239,473      2,868,559      2,853,318      1,245,392      1,734,665

Net Earnings per
  equity share
           - Basic .......   $       1.04   $       0.59   $       0.56   $       0.23   $       0.32
                             ============   ============   ============   ============   ============
           - Diluted         $       0.99   $       0.51   $       0.51   $       0.22   $       0.32
                             ============   ============   ============   ============   ============

*Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that gross profit should not be considered as an alternative to net earnings (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. The Company defines gross profit as net earnings (loss) before other income, selling and administrative expenses, interest expense, amortization, loss on foreign exchange, gain on sale of investment, income (loss) on equity items, non-controlling interest and income taxes.

SUMMARY OF BALANCE SHEET DATA

                                                  As at December 31,
                               2004          2003          2002           2001           2000
Total Assets: ....        $ 39,557,212   $149,082,104   $123,341,699   $128,825,637   $121,666,598

Working Capital: .          17,374,525     21,874,325     21,996,446        999,131     13,324,231

Long term debt: ..           1,087,500     28,137,868     30,493,061     16,740,387     31,554,391

Dividends declared
 per equity share:             Nil            Nil            Nil            Nil            Nil

Shareholders'
  Equity .........        $ 27,047,237   $ 21,812,109   $ 21,190,516   $ 18,432,176   $ 17,066,055


     The effect on net income, earnings per share and total assets of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States as described in Note 18 to the Audited Consolidated Financial Statements of Consolidated Mercantile Incorporated are summarized as follows:


                                   Fiscal Year
                               Ended December 31,
                                   2004             2003                 2002              2001            2000
Net Earnings.............   $   5,864,462     $  2,428,257      $     2,926,773   $     1,268,693   $     2,042,668
Earnings
 Per Share: Basic .......   $        1.17     $       0.50      $          0.58   $          0.23   $          0.38
            Diluted         $        1.10     $       0.43      $          0.51   $          0.23   $          0.38
Total Assets ............   $  39,867,253     $149,132,301      $   123,470,999   $   128,881,483   $   121,699,143


     The following table sets forth the high and low exchange rates for each month during the previous six months.




                          C$ HIGH                       C$ LOW
                    C$/US$        US$/C$          C$/US$        US$/C$
May 2005            1.2373       0.8082           1.2703        0.7872
April 2005          1.2146       0.8233           1.2568        0.7957
March 2005          1.2017       0.8322           1.2463        0.8024
February2005        1.2301       0.8129           1.2295        0.8133
January 2005        1.2108       0.8259           1.2422        0.8050
December 2004       1.1856       0.8435           1.2401        0.8064



     The following tables set forth a history of the average exchange rates for the US/Canadian dollar during the last five fiscal years of the Company, calculated using the average of the exchange rates on the last day of each month during the period.


Fiscal Year
Ended December 31,          C$/US$              US$/C$

2000                       1.4871              0.6724
2001                       1.5519              0.6444
2002                       1.5702              0.6368
2003                       1.3916              0.7186
2004                       1.2984              0.7702


Source:  Federal Reserve Statistical Release

     On June 3, 2005 the exchange rate for the US/Canadian dollars was $0.8011 ($1.2483/1US$), based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York. The above averages are calculated from daily noon buying rates.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable

D.  Risk factors

     Consolidated Mercantile Incorporated's business is subject to a number of broad risks and uncertainties, including the following:


1. Foreign Exchange. The Company's operating results are reported in Canadian dollars. Historically, approximately 72% of Polyair Inter Pack Inc.'s ("Polyair", the Company's packaging and specialty cover equity investee) and 20% of Distinctive Designs Furniture Inc.'s ("Distinctive", the Company's furniture division) sales revenues were generated primarily in the United States in U.S. dollars. While Polyair is accounted for using the equity method and revenues and expenses from this investment are not recorded, the equity results therefrom still have a direct impact on the results of the Company. The average exchange rate for income statement translation of U.S. dollar denominated amounts was
1.32 in 2004, 1.45 in 2003, and 1.57 in 2002. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars and may also impact the results of Polyair. Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, the Company, Polyair, and Distinctive may hedge their currency risk, based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

2. Weather. Weather is the principal external factor that affects demand for Polyair's Pool Division products. Unseasonal late warming or a wet early summer can decrease the length of the pool season and reduce demand for these products. Polyair's pool products business is highly seasonal and as a result a substantial portion of its operating income is generated in its third quarter. Any factors that disrupt sales or operations in these months could materially affect the earnings of Polyair.

3. Environmental Regulation. Polyair and Distinctive are subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. Included in the assets purchased by Polyair in 2003 from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. is a property in Toronto that has been identified as having some industrial contamination. Polyair has reserved funds for remediation thereof. In addition, Polyair has entered into a put/call agreement that allows for the sale of this property. Polyair entered into this transaction with a view to divesting itself of a source of potential environmental liability. Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.

4. Credit Risk. Distinctive and Polyair face a certain degree of credit risk arising from the sales of products on credit terms to customers. Distinctive and Polyair seek to maintain a diversity in their customers so that they are not exposed in a material manner to credit risk from any one customer. Distinctive and Polyair attempt to mitigate credit risk through the establishment of credit limits and terms of sales with its customers. Credit limits are reviewed and monitored regularly. Three separate customers at Distinctive accounted for approximately 46% (2003 - 39%) of its revenues. Loss of any of these customers could result in unsold inventory and decreased capacity utilization.

5. Raw Materials. Distinctive and Polyair use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally, they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk related to changes in commodity prices related to these components.

     The risks factors discussed above highlight the more important factors that could significantly affect the Company's operations and profitability. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.


ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

     Consolidated Mercantile Incorporated (the "Company") carries on business as a management holding company with investments in operating companies and subsidiaries in the furniture, specialty covers and packaging industries.

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


B.  BUSINESS OVERVIEW

The Company has significant  investments in three principal  industry  segments:
(i) the manufacture of furniture (ii) the manufacture of specialty covers and pool products and (iii) the manufacture of packaging material. The Company operates in two geographic segments: Canada and the United States.

Furniture Products

The Company's furniture division (the "Furniture Division") consists primarily of a 50.33% interest in Distinctive, a private Ontario corporation. Until December 31, 1998 the Company also held a 62.23% interest in Lanark Furniture Corporation ("Lanark"), which was amalgamated into Distinctive on that date. At the time of the amalgamation, Lanark held the Lanark trade name, with all manufacturing and marketing already having been assumed by Distinctive. The corporate office of the Furniture Division is located in Toronto.

Distinctive focuses on the manufacture and sale of leather and fabric upholstered furniture for sale to major Canadian department stores, mass merchants and independent furniture stores, as well as to a growing number of customers in the United States. Products are sold under its own brand names - Distinctive, Kroehler and Lanark. The Furniture Division's design department continually updates and modifies product lines to meet changing trends, expand product placement and enhance brand awareness. Approximately 20% of Distinctive's 2004 sales were derived from customers in the United States. Three separate customers at Distinctive accounted for approximately 46% of its revenues in 2004.

Distinctive purchases wood frames, fabrics and leather from a variety of third party suppliers. The Furniture Division produces and distributes its products from three Canadian facilities. In addition, the Furniture Division is working towards expanding its U.S. manufacturing base and to consolidate certain of its Canadian manufacturing operations with a view to increasing sales and reducing costs. Commensurate with this plan, Distinctive recently relocated one of its Toronto manufacturing plants to North Carolina, where production commenced in late March 2005.

The Furniture Division uses a combination of in-house sales and marketing staff as well as independent agents and representatives in Canada and the United States. The Canadian and U.S. markets are serviced by approximately 14 independent agents in each market and supported by a customer service team in Toronto. Distinctive participates in national and regional trade shows throughout North America to promote its products. The Furniture Division continues to develop its niche as a manufacturer of quality fabric and leather furniture in the industry. The Company's largest competitors are Palliser Furniture Ltd., The Alan White Company and Broyhil Furniture Industries, Inc.


Specialty Pool Covers and Packaging

The Company's packaging and specialty pool cover investment consists of a 22.92% interest (44.5% until March 2004) in Polyair. Polyair is a publicly traded holding company which owns 100% of Cantar/Polyair Corporation ("CPC"), a Delaware corporation which manufacturers packaging and specialty pool cover products. Polyair was organized to effect a capital restructuring and initial public offering of this business unit (the "IPO"), all of which was completed on February 20, 1996. The IPO consisted of the offer and sale to the public of 2,800,000 common shares of Polyair, including 400,000 shares sold by selling shareholders (244,000 by the Company) at $6.00 per share. On April 16, 1996, Polyair issued from treasury and sold to the public an additional 420,000 shares at $6.00 per share pursuant to the exercise of an underwriter's over-allotment option. At the time of the IPO, Polyair also repaid approximately $2,700,000 of its obligations to the Company.

In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair to Glencoe Capital LLC ("Glencoe"), a Chicago-based private equity firm. Under the terms of a shareholder agreement entered into with Glencoe, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. This sale has substantially enhanced the Company's working capital and allows the Company to build on its expanded equity base.

Polyair manufactures products for the protective packaging and swimming pool industries. The corporate office of Polyair, located in Toronto, oversees the activities of the two operating divisions - Polyair Packaging that serves the protective packaging sector, and Cantar Pool Products that serves the swimming pool sector.

In the protective packaging industry, Polyair sells its products to distributors and retailers in North America who service a wide variety of end users. In the swimming pool industry, Polyair serves leading distributors and retailers in Canada and the United States and exports approximately 14% of its products to Europe.

On May 8, 2003, Polyair acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase price of US$40.2 million. The results of operation for this acquisition have been consolidated from the date of acquisition. The purchase cost was allocated to the fair value of the net assets acquired. The final purchase cost was financed through cash and the issuance of a US$5.0 million six-year 6% note to the seller, convertible into 598,802 shares of Polyair's stock at a price per share of US$8.35. The note is convertible at the option of holder any time after March 31st, 2004. The note can be settled, at the option of the Company, after March 31, 2006, through payment of cash or the issuance of 598,802 fully paid and non-assessable Series A preference shares.

Effective November 1, 1999, Polyair adopted the U.S. Dollar as the reporting currency for its operating results. Polyair's sales revenues are generated primarily in the United States in U.S. dollars. Approximately 72% of Polyair's 2004 sales were derived from customers in the United States, where seven of Polyair's twelve manufacturing facilities are located. The Canadian Dollar is the functional currency of Polyair's Canadian operations. Income statement results are translated using the average rate of exchange for the year, and all assets and liabilities are translated at the year-end exchange rate.

Polyair purchases goods and services in both functional currencies. To reduce its exposure to exchange rate fluctuations, Polyair may hedge its currency risks based on management's view of currency trends, estimated currency requirements and consultation with Polyair 's financial advisors.

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

Environment. Polyair is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposal of wastes and otherwise relating to the protection of the environment. Included in the assets purchased by Polyair from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. is a property in Toronto that has been identified as having some industrial contamination. Polyair has reserved funds for remediation thereof. In addition, Polyair has entered in a put/call agreement that allows for the sale of this property. Polyair entered into this transaction with a view to divesting itself of a source of potential environmental liability. Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by Polyair.

Polyair's packaging division participates in a large market which is experiencing dramatic growth in North America and most international markets. Management believes the industry will experience ongoing consolidation, which will provide strategic acquisition opportunities.

Polyair competes with numerous manufacturers of similar products as well as alternative packaging products such as paper, cardboard and styrene chips. With respect to similar products, Polyair's largest competitors are Sealed Air Corporation, with 2003 worldwide revenues of US$3.5 billion, and Pactiv Corporation with 2003 worldwide revenues of US$3.1 billion.

In the pool industry, Polyair has different competitors in each of its three product sectors: (i) Above Ground Pools, (ii) Pool Equipment, and (iii) Pool Accessories. Polyair believes that its product volume, product range and manufacturing capacity gives it a significant competitive advantage, enabling customers to limit the number of suppliers, reduce transactions and take advantage of volume incentive rebates.

Polyair sells it products under its own brand names and it produces a variety of private label products for certain customers. Polyair has no long-term contracts for the distribution of its products. In Polyair's fiscal year ended October 31, 2004, while no customer accounted for more than 10% of Polyair's consolidated revenues, one customer in the pool division did account for approximately 18% of this division's revenues.

Polyair owns several patents. The most important are its Secur-A-Matic Automatic Safety Cover System and the Secur&Clean solid pool protection system. In addition, with the Atlantic/Jacuzzi asset purchase, Polyair acquired various patents and trademarks related to the above ground pool, pumps, filters and pool accessories. Polyair is also licensed to use the Jacuzzi brand name for use in its pool equipment product line under an agreement which expires September 2006. Loss of this license could result in market disruption and lower sales of pool equipment. Polyair is currently exploring various options to brand name its pool equipment product line.

Polyair retains approximately 95 sale representatives who effectively market its products through distributors and retailers located across North America and Europe. Customer service representatives and technical sales support personnel are located at many of the Polyair facilities to provide sales and other support. In addition, Polyair participates in national and regional trade shows throughout North America and advertises through brochures and trade publications.

Other Investments

     The  Company's  wholly-owned   subsidiary,   2041804  Ontario  Inc.,  holds
investments in marketable securities.

     The Company holds a 1.44% equity interest (4.06% voting) in Genterra Inc. ("Genterra"), an Ontario public company with investments in real estate, mortgages and other loans.


Segmented Information

     The Company manufactures furniture in Canada and the United States. Until February 2004, prior to the sale of a portion of its holdings in Polyair to Glencoe, segmented information for packaging and pool products in Canada and the United States was also recorded. See Notes to Consolidated Financial Statements included in this Annual Report for a detailed segmented breakdown.

Business Conditions

     The Company is not aware of any distinctive or special characteristics of its operation or industry or those of its subsidiaries or affiliates which may have a material impact on future financial performance or of any material country risks which could materially affect operations of the Company or its subsidiary or affiliated corporations.

Plan of Operations

     Distinctive had previously effected a strategic restructuring to (i) reduce fixed overhead, and variable material and labor costs and (ii) rationalize the product line to eliminate or reduce line overlap, number of skus and focus production on skus yielding (and likely to yield) the best contribution and volume. A key element is focussed on expansion of marketing to various retail channels in the United States. Commensurate with this plan, Distinctive recently relocated one of its Toronto manufacturing plants to North Carolina where production commenced in late March 2005. During 2004, 2003 and 2002 shipments to the U.S. accounted for 20%, 24% and 20% of Distinctive's revenues, respectively.

     Poyair's internal growth strategy is to establish a minimum annual growth rate for each division. Each division is expected to achieve its annual growth target by means of increased market penetration, expanding manufacturing capacity to support higher sales volumes and new product development. Polyair seeks to gain competitive advantage within existing markets by continually expanding its product range and thereby increasing the cost-effectiveness of its sales and distribution network. In addition to its internal growth strategy, Polyair seeks to acquire companies engaged in the design, manufacture and marketing of products that are complementary to its existing business. Acquisitions may include purchases, mergers, strategic alliances or joint ventures. In 2003, for example, Polyair expanded by the acquisition of Atlantic/Jacuzzi assets. This purchase enabled the pool division to expand its product reach into the pool equipment marketplace and provided Ployair with new avenues of distribution throughout North America and Europe. This acquisition was the largest acquisition in Polyair's history and an important milestone in the development of Polyair.



C.  ORGANIZATIONAL STRUCTURE

     The Company's investment comprises of a 50.33% interest in Distinctive and a 22.92% interest in Polyair (56% until March 2004, including by way of voting rights under a shareholder agreement with operating management) which in turn owns 100% of Cantar/Polyair Corporation, a Delaware corporation ("CPC") which manufacturers packaging and specialty cover products.


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

     Distinctive leases 44,000 square feet of warehouse space at 140 Wendel Avenue, North York, Ontario. This lease commenced October 1, 2004 and ends
September 30, 2007. See, "ITEM 7. MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS."

     Distinctive leases 60,000 square feet of manufacturing space in Granite Falls, North Carolina. This lease commenced January 15, 2005 and ends January 14, 2008 with an option to extend for an additional three year period or purchase at end of the term.

Polyair Inter Pack Inc.

     Polyair's executive offices are located at 330 Humberline Drive Toronto, Ontario M9W 1R5. Sales and marketing of pool division's products in the United States are directed from its Youngstown, Ohio facility.

     Polyair has nine leased office and/or manufacturing facilities.

     The leases relating to two of the Toronto facilities, and to the Atlanta facility provide the Company with an option to renew for an additional five-year term.

     In addition, Polyair owns its 156,000 square foot facility in Youngstown, Ohio, its 94,000 square foot facility in Bardstown, Kentucky and its 265,000 square foot facility in Toronto, Ontario.

     The Montreal, Toronto and Youngstown plants manufacture and distribute pool products. The Corona facility distributes pool products. The Atlanta, Bardstown, Carlstadt, Chicago, Cobourg, Corona, Dallas, and Toronto plants manufactures and/or distributes packaging products.



ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

General

The following table sets forth items derived from the consolidated statements of operations for the years ended December 31, 2004, 2003 and 2002:

(In thousands of dollars)

                                               Years Ended
                                                December 31,
                                  -------------------------------------------
                                       2004             2003            2002
                                  ---------- ---------------- ---------------
Sales                             $ 113,596        $ 254,512       $ 240,934
Cost of sales                        91,315          191,814         179,169
                                  ---------- ---------------- ---------------
Gross profit *                       22,281           62,698          61,765
Other income                            185               67              79
Expenses                           (25,461)         (51,851)        (49,429)
Income (loss) on equity items         8,988                3            (96)
                                  ---------- ---------------- ---------------
Earnings before income taxes          5,993           10,917          12,319
Income taxes                        (1,260)          (4,262)         (5,193)
Non-controlling interest                506          (3,787)         (4,273)
                                  ---------- ---------------- ---------------
Net earnings (loss)                $  5,239         $  2,868        $  2,853
                                  ========== ================ ===============


*Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that gross profit should not be considered as an alternative to net earnings (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. The Company defines gross profit as net earnings (loss) before other income, selling and administrative expenses, interest expense, amortization, loss on foreign exchange, gain on sale of investment, income (loss) on equity items, non-controlling interest and income taxes.


Fiscal 2004 Compared to Fiscal 2003

Sales. Sales for the year ended December 31, 2004 were $113.6 million, a decrease of $140.9 million as compared to $254.5 million for the comparable 2003 period. These substantial decreases were a result of the deconsolidation of Polyair. Commencing March 2004, Polyair is being accounted for using the equity method and, accordingly, revenues and expenses from this investment are no longer recorded. Furniture sales for the year remained fairly constant as compared to 2003, notwithstanding the difficult retail environment.

Gross Profit. Gross profit as a percentage of sales decreased to 19.6% for the year ended December 31, 2004 compared with 24.6% for the comparable 2003 period. The gross profit decrease for the year ended December 31, 2004 was due to the first quarter increase in cost of certain raw materials, the infrastructure costs related to the Atlantic/Jacuzzi product operations up to the date of deconsolidation of Polyair and the deconsolidation of Polyair.


Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales for year ended December 31, 2004 were 18.2%, compared to 16.0% for the comparable 2003 period. Selling and administrative expenses increased during the first quarter due to increases in personnel and related expenses required to support the new Atlantic/Jacuzzi product operations. In addition, selling and administrative expenses increased due to management compensation expenses incurred during the year. The increase in selling and administrative expenses as a percentage of sales was due to the deconsolidation of Polyair.


Other Expenses. Other expenses amounted to $4.8 million for the year ended December 31, 2004 as compared to $10.9 million for the comparable 2003 period. These substantial decreases were due to the deconsolidation of Polyair as previously noted. This decrease was partially offset by the adverse effect of foreign exchange rate fluctuations.


Gain on Sale of Investment. In March 2004 the Company sold a portion of its investment in Polyair for a total consideration of $20.3 million resulting in a gain of $8.7 million. As the sale was negotiated in U.S. dollars, on closing the proceeds thereof were favourably impacted by a foreign exchange gain of approximately $0.7 million.


Income Tax Provision. The effective tax rate decreased to 21.0% for the year ended December 31, 2004, compared to 39.0% for the comparable 2003 period. The difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to the capital gain tax treatment on the gain on sale of the investment in Polyair and certain non-deductible expenses.


Equity Earnings. Equity in earnings for the year ended December 31, 2004 was $276,429 as compared to $2,750 for the comparable 2003 period. The increase was due to the inclusion of the Company's share of equity in earnings in Polyair for the eight months from March to October 2004 (Polyair's fiscal year-end).


Net Earnings. The Company reported net earnings of $5.2 million for the year ended December 31, 2004 compared with net earnings of $2.9 million for the comparable 2003 period. The increase in 2004 was as a result of the gain on the sale of a portion of the Company's investment in Polyair. This gain was partially offset by the Company's share of losses generated by Polyair.


Inflation. Inflation has not had a material impact on the results of the Company's operations in its last quarter, and is not anticipated to materially impact on the Company's operations during its current fiscal year.

Fiscal 2003 Compared to Fiscal 2002

Sales

     Sales for the fiscal year ended December 31, 2003 increased to $254.5 million compared with $240.9 million for the fiscal year ended December 31, 2002. Polyair's sales were $207.6 million for fiscal 2003, representing an increase of approximately 10.6% over the comparable 2002 period. The increase in Polyair's sales was a result of organic growth in the packaging segment and the Atlantic/Jacuzzi asset purchase in the pool segment, which contributed approximately $27.3 million of sales. Increased sales volume of products through the retail network and e-business continued to be the major contributors to the increase in packaging sales. Distinctive's sales were $46.9 million for 2003 and $53.2 million for 2002. The decrease in furniture sales in 2003 was as a result of the current economic environment for retailers.


Gross Margins

     Gross margin as a percentage of sales decreased to 24.6% for the year ended December 31, 2003 compared with 25.6% for the year ended December 31, 2002. The decrease in 2003 was primarily due to increase in cost of certain raw materials and the lower gross margin on Polyair's Atlantic/Jacuzzi sales, as Polyair absorbed costs related to the acquisition and integration of these product lines.


Selling and Administrative Expenses

     Selling and administrative expenses as a percentage of sales for the fiscal year ended December 31, 2003 was 16.1% compared to 15.4% for the fiscal year ended December 31, 2002. The increase was primarily attributable to the incremental costs of the acquired Atlantic/Jacuzzi business.


Other Expenses

     During the fiscal year ended December 31, 2003, the Company incurred other expenses of approximately $10.9 million compared with $12.4 million during the fiscal year ended December 31, 2002. The decrease of approximately $1.5 million over 2002 was primarily attributable to a decrease in amortization of property, plant and equipment and a non-recurring debt settlement cost incurred in 2002.


Income Tax Provision

     The Company is subject to normal tax credits and is taxed at the usual Canadian corporate rates. The combined federal and provincial tax rate was 36.6% for the fiscal year ended December 31, 2003 and 39.0% for the fiscal year 2002. The effective tax rate for the fiscal year ended December 31, 2003 was 39.0% compared with 42.2% for fiscal 2002.


Net Earnings

     The Company reported net earnings of $2.9 million in fiscal 2003, compared with net earnings of $2.9 million in 2002.


LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

     The increase in the working capital ratio and the decrease in working capital as of December 31, 2004 as compared to December 31, 2003 resulted from the Company's sale of part of its holdings in Polyair and the deconsolidation thereof. The ratio of current assets to current liabilities was 3.3:1 at December 31, 2004 and 1.32:1 at December 31, 2003. The Company's working capital amounted to $17.4 million at December 31, 2004 compared to $21.9 million at December 31, 2003.

     Accounts Receivable decreased by $30.3 million from December 31, 2003 to $7.3 million at December 31, 2004 and Inventories decreased by $40.7 million to $4.6 million during the same period. Accounts Payable decreased by $36.3 million from December 31, 2003 to $3.8 million at December 31, 2004. The Company's total debt decreased to $2.4 million as at December 31, 2004 compared to $54.1 million at December 31, 2003. These substantial decreases were a result of the deconsolidation of Polyair.

     Accounts Receivable for Distinctive as at December 31, 2004 increased by approximately $1.3 million from December 31, 2003 and was attributable to sales generated by Distinctive towards the end of the fourth quarter of 2004.
Distinctive's Inventories as at December 31, 2004 decreased by approximately $1.1 million from December 31, 2003 due to increased 2003 inventory levels required to service customer demand during the first quarter of 2004. Accounts Payable, excluding the decrease resulting from the deconsolidation of Polyair, decreased by approximately $420,000 from December 31, 2003 and was due to a reduction in trade payables.

     During the year ended December 31, 2004, the Company's cash position increased by $10.9 million to $12.3 million from $1.4 million at December 31, 2003. The net increase was due to the following:

- Operating Activities, inclusive of Polyair until the date of sale, decreased cash by $1.1 million as a result of cash utilized in operations;

- Investing Activities increased cash by $14.4 million as a result of the proceeds received from the sale of the Polyair shares. This increase was partially offset by $1.2 million in cash disposed of on the deconsolidation of Polyair, a $1.8 million investment in shares of equity investees, $0.5 million in short-term investments and $148,000 utilized for the purchase of plant and equipment; and -

- Financing Activities decreased cash by approximately $2.4 million as a result of approximately $1.1 million in cash utilized for the repayment of bank indebtedness, $0.7 million in cash utilized for the repayment of long-term debt and $0.9 million in cash utilized for the purchase of common shares for cancellation. The decrease was partially offset by $253,130 received from the issuance of common shares.

As at December 31, 2004, Distinctive had unused available borrowing capacity of approximately $5.3 million under its credit facility.


The following is a summary of the Company's consolidated contractual obligations as at December 31, 2004:

(In thousands of dollars)

                                                          Less Than                                            After
                                             Total           1 Year     1 - 3 Years      4 - 5 Years         5 Years
                                   ---------------- ---------------- --------------- ---------------- ---------------
Long-term Debt                             $ 1,087          $   Nil          $  550           $  537          $  Nil
Lease Obligations                            3,072            1,141           1,849               70              12
                                   ---------------- ---------------- --------------- ---------------- ---------------
Total Contractual Obligations              $ 4,159          $ 1,141         $ 2,399           $  607          $   12
                                   ================ ================ =============== ================ ===============


     The Company's 2005 ongoing expected costs include cost of sales, selling and administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees, public company shareholder costs and interest expense. The Company expects to generate the revenue required in order to service these expenditures from sales and investment income and believes that it will have sufficient cash resources to meet its 2005 requirements.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

     The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

     Sales Returns and Allowances - Distinctive and Polyair record customer product returns as an adjustment to sales. Distinctive and Polyair estimate and accrue their customer returns based on historical trends and known returned goods authorizations. Higher product returns after the reporting of their financial results may cause these estimates to be inadequate and could result in changes to income in future periods.

     Allowance for Doubtful Accounts - Distinctive and Polyair maintain accounts receivable allowances for estimated losses resulting from the inability of their customers to make payments. Additional allowances may be required if the financial condition of customers deteriorates.

     Valuation of Obsolete Inventory - In evaluating the adequacy of provision for inventory obsolescence, a number of factors are considered, including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. For both Distinctive and Polyair, provision for inventory obsolescence may require adjustment as any of the above mentioned factors change.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     During fiscal 2004, the Canadian Institute of Chartered Accountants issued several new accounting pronouncements, which either had no or will not have a material impact on the Company's consolidated financial statements (see notes - "Summary of Significant Accounting Policies" to the consolidated financial statements for the fiscal year ended December 31, 2004).



ITEM 6. DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES


A. The following is a list of the names of all Directors and Executive Officers of the Company:


                                                                                              Number of
                                                                                             Common Shares
Name                        Principal Occupation                 Director Since              Beneficially Held (1)
----                        --------------------                 --------------              ---------------------
Fred A. Litwin(5)           President of Forum                   October 31, 1968              2,779,193 (2)
President                   Financial Corporation
Toronto, Ontario, Canada

Stan Abramowitz             Chief Financial Officer,             December 14, 1989                   Nil
Secretary                   Forum Financial Corporation
Toronto, Ontario, Canada

Irwin Singer (3)(4)(6)      Barrister & Solicitor                June 7, 1991                        Nil
Toronto, Ontario, Canada

Sol Nayman (3)(4)(5)        President, S.D. Nayman               June 24, 2004                       Nil
Toronto, Ontario, Canada    Management Inc.

Donald Resnick(3)(5)        Corporate Director                   May 12, 2005                          9
Toronto, Ontario, Canada

NOTES:

(1) The information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective directors individually.

(2) Fred A. Litwin, President and a Director of the Corporation, directly controls 92,414 Common shares, indirectly controls 2,612,894 Common shares through Mar-Risa Holdings Inc. ("Mar-Risa") and its subsidiary DG
     Acquisition Corporation ("DG"), 49,119 Common shares through Forum Financial Corporation ("Forum") and 24,766 Common shares through First Corporate Equity Ltd. ("First Corporate").

(3)  Member of Audit Committee.

(4)  Member of the Corporate Governance Committee.

(5) During the ten-year period prior to the date hereof, Fred A. Litwin, Sol Nayman and Donald Resnick were directors of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements. The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

(6) During the ten-year period prior to the date hereof, Irwin Singer was, but no longer is, a director and officer of Funtime Hospitality Corp., and Minpro International Ltd., each of which was subject to cease trade orders for failure to file financial statements. The cease trade orders against these companies were subsequently revoked. Mr. Singer is a director and officer of HNR Ventures Inc., which was subject to a cease trade order for failure to file financial statements. The cease trade order against this company was subsequently revoked. Subsequent to Mr. Singer's resignation as a director and officer of Minpro International Ltd., this company made an assignment in bankruptcy.



Fred Litwin - President and Director
Mr. Litwin has been a Director of the Company since 1968. Mr. Litwin is the President and principal shareholder of Forum, a Toronto based private investment management organization with interests in companies engaged in the packaging, furniture, real estate, and finance industries. Mr. Litwin is also a director and officer of other corporations affiliated with Forum.

Stan Abramowitz - Secretary, Chief Financial Officer and Director
Mr. Abramowitz has a B.Comm and a B.Acc degree from the University of the Witwatersrand and is a Chartered Accountant. Mr. Abramowitz has held the position as Chief Financial Officer of the Company since 1989. Mr. Abramowitz is Secretary and Chief Financial Officer of Genterra Inc. and Forum, positions he has held since 1989. Mr. Abramowitz is also a director and officer of other corporations affiliated with Forum. Prior to 1989 Mr. Abramowitz worked for a number of years as a Chartered Accountant in public practice.

Irwin Singer - Director
Mr. Singer has been a Director of the Company since 1991. Mr. Singer is also a Director of Genterra Inc., a position he has held since 1991. Mr. Singer has been a Barrister and Solicitor in private practice in Toronto since 1962.

Sol Nayman - Director
Mr. Nayman is a member of the Board of Polyair and has previously served as a board member of other public companies. Until 2000, Mr. Nayman was for many years Executive Vice President of Club Monaco Inc. Since then, Mr. Nayman has been a partner at Hill, Gertner, Mimran & Nayman, a merchant banking and consulting entity. Mr. Nayman is also President of S.D. Nayman Management Inc.

Donald Resnick - Director
Mr. Resnick is a Chartered Accountant and since 1989 is a retired partner with Deloitte & Touche, Chartered Accountants. Prior to that, Mr. Resnick was a partner of Deloitte & Touche in their Toronto offices. Mr. Resnick is a director of Magna International Inc. and is a member of their Audit Committee.

     The term of office of each person elected will be from the date of the Meeting at which he is elected until the next annual meeting of the Company or until his successor is elected or appointed. The Company does not have an executive committee of its Board of Directors.


B.      Compensation

     The following table provides a summary of compensation earned during each of the Company's last three fiscal years by the Company's directors and members of its administrative, supervisory or management bodies and its subsidiaries for services in all capacities to the company and its subsidiaries

                                                    Annual Compensation                               Long Term Compensation
                                                                                                        Number of
  Name and                                                                       Other Annual           Common Shares
  Principal Position                        Year          Salary        Bonus     Compensation          Under Options
Fred A. Litwin                               2004        $ 16,667(2)         -     $283,000(1)          126,875(4)
     President & Chief                       2003        $ 50,000(2)         -     $108,000(1)          126,875
     Executive Officer                       2002        $ 50,000(2)         -     $258,000(1)          126,875

Daniel S. Tamkin                             2004        $ 16,667(2)  $175,000            -              70,000
     Vice President                          2003        $ 50,000(2)         -            -              83,125
                                             2002        $ 50,000(2)         -            -              83,125

Stan Abramowitz                              2004               -     $175,000                           28,125
     Secretary & Chief                       2003               -            -            -              56,875
     Financial Officer                       2002               -            -            -              56,875

Henry Schnurbach                             2004      US$366,500            -(3)         -
Chief Executive Officer                      2003      US$251,011   US$498,583(3)         -              52,500
Polyair Inter Pack Inc.                      2002      US$216,546   US$509,554(3)         -              52,500

Alan Kornblum                                2004        $202,716            -            -                  -
Chief Executive Officer                      2003        $405,980            -            -                  -
Distinctive Designs Furniture Inc.           2002        $410,586     $150,000            -                  -

Alan Castle                                  2004      US$270,000   US$ 77,900(3)         -
President, Packaging Sales and Marketing     2003      US$188,915   US$214,906(3)         -                  -
Cantar/Polyair Corp.                         2002      US$171,338   US$215,089(3)         -                  -

Gary Crandall                                2004      US$284,900            -            -
President, Pool Sales and Marketing          2003      US$241,580   US$138,323            -                  -
Cantar/Polyair Corp.                         2002      US$199,160   US$194,805            -                  -




NOTES:

(1) The amounts in this column relate to management fees paid by the Company and its subsidiaries to Forum for management, administrative and financial consulting services provided. Forum is controlled by Fred A. Litwin.

(2) This amount represents compensation paid by Polyair to Fred A. Litwin and Daniel S. Tamkin. The Company owns approximately 23% of the issued and outstanding voting securities of Polyair, and Mr. Litwin serves as Chairman of the Board of Polyair.

(3) The bonuses paid to Messrs. Schnurbach and Castle are calculated based on a percentage of Polyair's EBIT for the fiscal year, in accordance with the terms of their respective employment agreements.

(4) Subsequent to December 31, 2004, 87,500 stock options were exercised by Fred A. Litwin.

     The Company has no pension, retirement or similar plans and none are proposed at the present time; accordingly, no amounts have been set aside or accrued by the Company for such plans.

Compensation of Directors

     Each director of the Company who is not a salaried officer or employee of the Company or its operating subsidiaries is entitled to an annual retainer fee of $5,000.

C.  Board Practices

Committees

The board and its committees (consisting of an Audit Committee and Corporate Governance Committee) operate efficiently and are available to consider the views of management and investors concerning their needs and decisions affecting the Company. Both committees consist of members that are not an officer or employee of the Company or any of its affiliates.

Audit Committee
The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Company's outside auditors to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory legal responsibilities (including review of the Company's annual financial statements prior to their presentation to the board) the Audit Committee reviews all financial reporting, including interim financial statements and management's discussion and analysis in the Company's annual report. The Committee meets with the Company's external auditors and with members of management at least once a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the board the auditors to be appointed as the Company's auditors at the annual meeting and terms of their remuneration. The Audit Committee recently adopted an Audit Committee Charter, a copy of which is attached to the Company's Annual Information Form and is available on SEDAR at www.sedar.com.

Corporate Governance Committee

As indicated above, the Company has established a Corporate Governance Committee with general responsibility for developing the Company's approach to governance issues including recommending to the board limits to management's responsibilities. At present, in addition to those matters which must by law be approved by the board, management is required to seek board approval for any transaction which is out of the ordinary course of business or could be considered to be "material" to the business of the Company. As a matter of practice, all significant decisions affecting the Company and its subsidiaries are approved by the board of directors prior to their implementation.

The Corporate Governance Committee also has responsibility for recommending to the board internal guidelines on corporate governance issues in the context of the Company's particular circumstances and to recommend the making of appropriate adjustments as necessary to accommodate the changing needs of investors and the Company in the context of the TSX Guidelines. The assessment of board performance is within the mandate of this Committee, as is the identification of characteristics required in new board members. However, the actual nomination of new board members remains with the board of directors of the Company which has, in the past, identified individuals which the board believes have had the experience and training necessary to meet the needs of the Company. In the event that a new director were to be appointed to the board, the Corporate Governance Committee would provide an orientation and education program consisting of the provision of written information concerning the business and affairs of the Company and briefings from senior management and other directors.


Compensation Committee

The Company does not have a compensation committee of its board of directors. All matters relating to executive compensation are dealt with by the full board of directors. During the fiscal year of the Company ended December 31, 2004, the board of directors consisted of the following individuals: Fred A. Litwin, Irwin Singer, Morton Litwin (resigned as of May 2004 and replaced by Donald Resnick), Stan Abramowitz and Sol D. Nayman.


D.  Employees

The Company has no employees of its own.

Distinctive has approximately 289 employees, including approximately 197 unionized workers pursuant to collective bargaining agreements at its two Toronto area manufacturing plants. These collective bargaining agreements expire in November 2005 and February 2006.

Polyair employs approximately 1,200 people, including temporary staff, and operates twelve manufacturing facilities, seven of which are in the United States where it generates the majority of its sales.

E.  Share Ownership

Options to Purchase Securities from Company or Subsidiaries:

Options Granted during the Fiscal Year Ended December 31, 2004
There were no options granted to Executive Officers of the Company during the fiscal year ended December 31, 2004.

Options Exercised during the Fiscal Year Ended December 31, 2004
Options exercised by Executive Officers of the Company during the fiscal year ended December 31, 2004 and particulars for the fiscal year end value of unexercised options are as follows:

                                                                                                      Value of Unexercised
                                                                                                      in-the-Money Options
                                                                              Unexercised Options        at FY-End ($)
                             Securities Acquired        Aggregate Value            at FY-End             Exercisable /
                               on Exercise (#)           Realized ($)            Exercisable /           Unexercisable
  Name/Position                                                                  Unexercisable
  ------------------------- ----------------------- ------------------------ ----------------------- -----------------------
  Fred A. Litwin                     NIL                     $ NIL               126,875 / NIL           $477,268 / NIL
  President
  ------------------------- ----------------------- ------------------------ ----------------------- -----------------------
  Daniel S. Tamkin                  13,125                  $44,494               70,000 / NIL           $196,700 / NIL
  President
  ------------------------- ----------------------- ------------------------ ----------------------- -----------------------
  Stan Abramowitz                   28,750                  $83,862               28,125 / NIL           $79,031 / NIL
  Secretary
  ------------------------- ----------------------- ------------------------ ----------------------- -----------------------


Securities Authorized for Issuance under Equity Compensation Plans

As of December 31, 2004, the Corporation's most recently completed financial year end, the Corporation's Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.

                                                                                     Number of securities remaining
                                      Number of securities      Weighted-average      available for future issuance
                                        to be issued upon       exercise price of       under equity compensation
           Plan Category                   exercise of        outstanding options,     plans (excluding securities
                                      outstanding options,     warrants and rights      reflected in column (a))
                                       warrants and rights             (b)                         (c)
                                               (a)
 ----------------------------------- ------------------------ ---------------------- --------------------------------
 Equity compensation plans                   277,500                  $1.85                      167,500
 approved by securityholders
 ----------------------------------- ------------------------ ---------------------- --------------------------------

 Equity compensation plans not                 N/A                     N/A                         N/A
 approved by securityholders
 ----------------------------------- ------------------------ ---------------------- --------------------------------
 Total                                       277,500                  $1.85                      167,500
 ----------------------------------- ------------------------ ---------------------- --------------------------------

     Subsequent to December 31, 2004, 87,500 stock options were exercised by Fred A. Litwin.

     The following Polyair options are held by officers and directors of Polyair and its affiliates:

                             Polyair Inter Pack Inc.

                                                                                                Value of
                                                                                               Unexercised
                                Securities                         Unexercised Options         in-the-money
                   Date of      Acquired on        Aggregate         at Apr 18, 2005      Options at Apr 18,2005
                   Exercise     Exercise       Value Realized         Exercisable/           Exercisable/
Name                              (#)               ($)CDN         Unexercisable (#)       Unexercisable ($)CDN
---------------------------- ---------------- ------------------- ----------------------- ---------------------
Henry Schnurbach  Oct. 25, 2004  160,000          680,000
                  Apr. 6, 2005   160,000          536,000                NIL/NIL                 NIL/NIL

Alan Castle       Oct. 22, 2004  118,750          504,688                NIL/NIL                 NIL/NIL

Gary Crandall     Apr. 7, 2005   110,000          338,500                32,500/NIL              100,100/NIL



Options Granted During Fiscal Year Ended December 31, 2004

     There were no options granted to Directors and/or Executive Officers of Polyair during the fiscal year ended December 31, 2004.


 ITEM 7.  MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

     The following table lists all persons who own more than 5% of the Company's voting securities and the total amount of the Company's voting securities owned by the Officers and Directors as a group as of June 3, 2005:

                      Identity of Person                       Number of                   Percentage
Title of Class              or Group                          Shares Owned                 of Class
--------------         ------------------                     ------------                 ----------
Common Shares          Fred A. Litwin                          2,779,193(1)                 54.5%

Common Shares          Mar-Risa Holdings Inc.                  2,612,894(2)                 51.2%

Common Shares          All officers and                        2,789,327                    54.5%
                       directors as a group (six persons)



(1) Mr. Litwin directly holds 92,414 common shares, and indirectly controls 2,612,894 common shares through Mar-Risa and its wholly owned subsidiary DG, 49,119 shares through Forum and 24,766 shares through First Corporate.

(2)  Includes  1,475,394  Common Shares held through DG.


     Information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective Directors. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

B. Related Party Transactions

     In 2001, the Company issued a convertible secured debenture in the principal amount of $1.1 million to Cambrelco Inc. ("Cambrelco"), an Ontario corporation. The debenture proceeds were to be used for working capital to fund purchase orders. This debenture bears interest at 11.9% per annum, with interest payable in advance on a quarterly basis, and matures on September 8, 2006. The Company also issued 366,665 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares of the Company at the price of $3.00 per share pursuant to the long-term debt repayment options. $550,000 of this debenture remained outstanding as at December 31, 2004. In May 2005, the Company purchased this debenture for cancellation as the purchase is anti-dilutive and resulted in significant interest savings. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Company and an officer of Cambrelco.

     In 2003, Cambrelco provided a demand loan to the Company in the principal amount of $250,000, bearing interest at 10% per annum with interest payable on a monthly basis. This loan was fully repaid in March 2004.

     The Company had previously conveyed to two of its officers and an officer of a subsidiary (the "Optionees") options to purchase up to approximately eight percent (8%) of the Company's holdings of common shares in Polyair. During the period under review, the Company and the Optionees agreed to cancel options for five percent (5%) of the Company's holdings of common shares in Polyair in return for the aggregate cash payment of $1.7 million to the Optionees, being the difference between the market price and the option price for the Polyair shares at the time of cancellation of the options.

     During the period under review, the Company paid to Forum an agreed upon fee of $175,000 for management services rendered in connection with the Company's sale of its holdings in Polyair to Glencoe. Fred Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

     During the period under review, Distinctive paid to Forum an agreed upon fee of $72,000 for management and consulting services rendered. Fred Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

     During the period under review, the Company paid to each of Stan Abramowitz, Chief Financial Officer of the Company, and Daniel Tamkin, Vice-President of the Company, a one-time bonus of $175,000 for services rendered to the Company over the past eight years.

     Distinctive entered into a lease agreement with Genterra for warehouse space located at 140 Wendell Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual semi-gross rental of $275,000 per year. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra, and Distinctive.

     Polyair leased one of its production facilities in Toronto, Ontario from First Ontario Investments Inc. ("FirstOnt") at an annual rental of $349,680. Total rental payment made to FirstOnt for the four-month period ended February 29, 2004 amounted to $116,560. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is a controlling shareholder of FirstOnt. Stan Abramowitz is an officer and director of the Company and an officer of FirstOnt.


ITEM 8.  FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

     In the opinion of management, the Company is not currently involved in any litigation or proceedings which are material either individually or in the aggregate and to the Company's knowledge, no legal proceedings of a material nature involving the Company are currently contemplated by any individuals, entities or governmental authorities.

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


Common Shares - Toronto Stock Exchange


                                                     Toronto Stock Exchange
    Annual Information                                      (in Cdn$)

                                                  High              Low
                               2000               2.71              0.86
                               2001               4.57              2.00
                               2002              11.57              4.26
                               2003              15.23              5.80
                               2004               7.50              4.00

    Quarterly Information


           March 31, 2003                        15.23              8.00
           June 30, 2003                          9.57              6.00
           September 30, 2003                     8.50              6.00
           December 31, 2003                      8.50              5.80
           March 31, 2004                         7.50              6.05
           June 30, 2004                          6.49              5.50
           September 30, 2004                     5.75              4.00
           December 31, 2004                      6.39              4.57



    Monthly Information
          December 31, 2004                       5.60              4.57
          January 31, 2005                        5.28              4.45
          February 28, 2005                       5.50              4.87
          March 31, 2005                          5.00              4.49
          April 30, 2005                          5.40              4.80
          May 31, 2005                            5.25              4.20

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

Preference Shares - Toronto Stock Exchange


                             Toronto Stock Exchange
    Annual Information                                       (in Cdn$)

                                               High                 Low
    --------------------------------------------------------------------
              2000                             0.10                0.10
              2001                        No quotes           No quotes
              2002                        No quotes           No quotes
              2003                        No quotes           No quotes
              2004                        No quotes           No quotes


        Quarterly Information

             March 31, 2003               No quotes           No quotes
             June 30, 2003                No quotes           No quotes
             September 30, 2003           No quotes           No quotes
             December 31, 2003            No quotes           No quotes
             March 31, 2004               No quotes           No quotes
             June 30, 2004                No quotes           No quotes
             September 30, 2004           No quotes           No quotes
             December 31, 2004            No quotes           No quotes

      Monthly Information

             December 31, 2004            No quotes           No quotes
             January 31, 2005             No quotes           No quotes
             February 28, 2005            No quotes           No quotes
             March 31, 2005               No quotes           No quotes
             April 30, 2005               No quotes           No quotes
             May 31, 2005                 No quotes           No quotes



Common Shares - NASDAQ

                                                      NASDAQ
    Annual Information                               (in US$)
                                            BID                         ASK
                                    High            Low        High         Low
                   2000             1.714          0.143      2.286        0.357
                   2001             2.857          1.286      3.400        1.393
                   2002             7.400          2.429      7.726        2.680
                   2003            10.463          4.000     10.800        4.200
                   2004             5.440          3.000      5.860        3.060


    Quarterly Information


         March 31, 2003            10.463          4.051     10.800        4.914
         June 30, 2003              6.571          3.463      8.006        4.000
         September 30, 2003         6.480          4.000      7.000        4.200
         December 31, 2003          6.000          4.250      7.500        4.330
         March 31, 2004             5.440          4.600      5.860        4.700
         June 30, 2004              5.250          3.950      5.750        4.070
         September 30, 2004         4.250          3.000      4.900        3.060
         December 31, 2004          4.980          3.960      5.100        4.110



    Monthly Information


         December 31, 2004          4.56           3.86       4.65         4.20
         January 31, 2005           4.18           3.04       4.60         3.76
         February 28, 2005          4.26           3.95       4.49         4.10
         March 31, 2005             4.31           3.60       4.50         3.66
         April 30, 2005             4.25           3.60       4.49         4.00
         May 31, 2005               4.00           3.29       4.05         3.45


     As at June 3, 2005, the Company's shareholder register indicates that there were 454 holders of record of Common Shares and 27 holders of record of Class A Preference Shares. Of these, 277 record holders of Common Shares holding an aggregate of 1,095,812 shares, representing approximately 21.49% of the
Company's issued and outstanding Common Shares, 18 record holders of Class A Preference Shares holding an aggregate of 173,200 shares, representing 54.89% of Company's issued and outstanding Class A Preference Shares, were resident in the United States.

         Except where noted, the above quotations represent prices between dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.



ITEM 10.          ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

B. Memorandum and articles of association

Not applicable.

C. Material Contracts

     In March 2004, the Company sold approximately 48% of its holdings in Polyair to Glencoe for a total consideration of US$15,334,895. At the same time, the Company entered into a shareholder agreement with Glencoe. Under the terms of this agreement, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. The shareholder agreement also provides a joint approach to future purchases or dispositions of Polyair shares. The terms of this transaction do not contemplate any material changes to the business or management of Polyair.



D. Exchange Controls

     The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without prior consent of the Investment Canada Agency (with ultimate appeal to the Federal Cabinet), unless such acquisition is exempt under the provisions of the ICA. Both acquisition of natural resource properties and acquisition of producing properties may be considered to be the acquisition of control of a Canadian business enterprise for ICA purposes. The ICA also covers acquisition of control of Canadian corporate enterprises, whether by purchase of assets or shares. As at June 3, 2005, all of the directors of the Company are, and 78.51% of its voting shares were owned by Canadians. The Company is satisfied that it complies with ICA at present and accordingly is not a non-Canadian person as defined in ICA.

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


ITEM 11. QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK INTEREST RATE RISK.


     The table below provides information about the Company's debt obligations as at December 31, 2004 that are sensitive to changes in interest rates. The table below presents principal cash flows and related weighted average interest rates by expected maturity dates. The instrument's actual cash flows are denominated in Canadian dollars (CAD), as indicated in parenthesis:

(in 000's CDN)
                                                       Expected Maturity Date
                                   2005        2006        2007        2008        2009      Thereafter    Total
    Fixed Rate                     $  550      $    -      $    -      $    -      $  537      $    -     $ 1,087
    Average Interest Rate           11.9%                                   -          0%






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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Donald Resnick serves as the Audit Committee's financial expert. Mr. Resnick is independent.

ITEM 16B. CODE OF ETHICS

     The Company has historically operated under informal ethical guidelines, under which the Company's principal executive, financial, and accounting officers, are held accountable. On March 29, 2005 the Board of Directors adopted a formal Code of Ethics which is included as an exhibit to this Annual Report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Fees for professional services provided by Kraft, Berger, Grill, Schwartz, Cohen and March LLP, the Company's independent auditors, in each of the last two fiscal periods in each of the following categories are:

                                            Year ended December 31,
                                          2004                  2003

Audit fees                              $18,000               $17,000
Tax fees                                  1,500                 3,150
All other fees                            5,500                 3,200
---------------------------------------------------------------------
Total                                   $25,000               $23,350


Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS



Period
                              (a) Total              (b)              (c) Total Number of Shares      (d) Maximum Number
                                 Number         Average Price         (or Units) That Could           (or Approximate Dollar
                                of Shares(0r    Paid per Share        Be Purchased as Part of       Value) of Shares ( or Units)
                                 Units)          (or Units)           Publicly Announced             that May Yet Be Purchased
                               Puchased                               Plans or Programs              Under the Plans or Programs

May 2004                       12,300             $5.50                  243,645                       231,345
August 2004                     1,228             $3.10                  243,645                       230,117
September 2004                 87,200             $4.26                  243,645                             0 (expired 9/20,2004)
December 2004                  83,125             $5.00                  249,784                       166,659
----------------------------------------------------------------------------------------------------------------------------------
Total                         183,853
----------------------------------------------------------------------------------------------------------------------------------

     The Issuer Bid described above commenced on September 21, 2004 and expires on September 21, 2005. The maximum number of shares authorized pursuant to the Issuer Bid was 249,784.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     The Company has elected to provide  Financial  Statements  pursuant to Item
18.

ITEM 18. FINANCIAL STATEMENTS

         The financial statements included herein are the following:

         Audited Consolidated Financial Statements as at December 31, 2004.


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) Reference is made to the "Index to Financial Statements and Supplemental Information" set forth below.

(b)  Exhibits:

4-1 SHAREHOLDERS' AGREEMENT by and among Consolidated Mercantile Incorporated, Glencoe Skydome Holdings, L.P., Henry Schnurbach and Fred A. Litwin, as Shareholders of Polyair Inter Pack Inc.
4-2  Share Purchase Agreement, dated as of March 4, 2004
11-1 Code of Ethics
12-1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
12-2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
13-1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
13-2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).


           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of the Company

   Auditors' Report.........................................................

   Consolidated Balance Sheet as at December 31, 2004 and 2003..............

   Consolidated Statements of Retained Earnings for the Years ended
     December 31, 2004, 2003 and 2002.......................................

   Consolidated Statements of Operations for the Years ended
      December 31, 2004, 2003 and 2002......................................

   Schedules to Consolidated Financial Statements for
     the Years ended December 31, 2004, 2003 and 2002.......................

   Consolidated Statement of Cash Flows for the Years ended
     December 31, 2004, 2003 and 2002.......................................

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

                                    CONSOLIDATED MERCANTILE INCORPORATED


                                     /S/STANLEY ABRAMOWITZ
                                    -----------------------
                                    STANLEY ABRAMOWITZ,
                                    Secretary




Dated: June 30, 2005

                      CONSOLIDATED MERCANTILE INCORPORATED



                                DECEMBER 31, 2004



                                    CONTENTS

                                                                      PAGE

REPORT ON INDEPENDENT REGISTERED ACCOUNTING FIRM

   Balance Sheets

   Statement of Retained Earnings

   Statement of Operations

   Schedules to Consolidated Financial Statements

   Statement of Cash Flows

   Notes to Consolidated Financial Statements

SUPPLEMENTARY INFORMATION

   Consolidated Valuation and Qualifying Accounts and Reserves

               REPORT ON INDEPENDENT REGISTERED ACCOUNTING FIRM




To the Shareholders of
CONSOLIDATED MERCANTILE INCORPORATED

We have audited the consolidated balance sheets of CONSOLIDATED MERCANTILE INCORPORATED as at December 31, 2004 and 2003 and the consolidated statements of retained earnings, operations and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period then ended in accordance with Canadian generally accepted accounting principles.

The examination referred to in the above report also included the related financial statement schedules listed in response to Item 19(a) of the Company's annual report on Form 20-F for each of the years in the three-year period ended December 31, 2004. In our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly the information set forth therein.

On March 9, 2005, we reported separately to the shareholders of Consolidated Mercantile Incorporated on the consolidated financial statements for the years ended December 31, 2004 and 2003 prepared in accordance with Canadian generally accepted accounting principles without a note disclosing the summary of differences between Canadian and United States of America generally accepted accounting principles.




                                    "Signed"

                KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                              Chartered Accountants

Toronto, Ontario
March 9, 2005

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

(Expressed in Canadian Dollars)

ASSETS                                                                  2004              2003
                                                                      --------          --------
Current
  Cash and cash equivalents                                        $ 12,320,246      $  1,475,320
  Short-term investments (market value $595,369; 2003 - $84,277)        587,746            84,277
  Accounts receivable (Note 3)                                        7,343,508        37,622,193
  Due from joint venture (Note 14)                                            -         1,089,135
  Income taxes receivable                                                     -           178,581
  Inventories (Note 4)                                                4,569,191        45,256,246
  Prepaid expenses                                                       89,219         2,988,216
  Future income taxes (Note 12(b))                                            -         1,967,300
                                                                    -----------       -----------
                                                                     24,909,910        90,661,268
Investments  (Note 5)                                                11,912,447           496,714
Property, plant and equipment  (Note 6)                               1,834,803        52,075,544
Goodwill                                                                118,720         2,190,824
Deferred financing costs                                                      -         1,165,612
Patent, trademarks and licence agreement                                      -           307,226
Future income taxes  (Note 12(b))                                       781,332         2,184,916
                                                                    -----------       -----------
                                                                   $ 39,557,212      $149,082,104
                                                                    ===========       ===========
LIABILITIES

Current
  Bank indebtedness (Note 7)                                       $  1,287,920      $ 19,727,764
  Accounts payable and accrued liabilities                            3,817,025        40,127,699
  Income taxes payable                                                2,430,440         2,648,998
  Future income taxes (Note 12(b))                                            -            81,751
  Current portion of long-term debt (Note 8)                                  -         6,200,731
                                                                    -----------       -----------
                                                                      7,535,385        68,786,943
Long-term debt  (Note 8)                                              1,087,500        28,137,868
Non-controlling interest                                              3,709,090        25,384,536
Future income taxes  (Note 12(b))                                       178,000         4,960,648
                                                                    -----------       -----------
                                                                     12,509,975       127,269,995
                                                                    -----------       -----------
Contingencies and commitments (Note 13)

SHAREHOLDERS' EQUITY

Capital stock  (Notes 1 and 9)
  Issued and outstanding
        315,544  Class A preference shares (2003 - 1,538,493)           141,826           691,502
      5,011,307  Common shares (2003 - 4,873,083)                     2,621,151         1,906,156
                                                                    ----------        -----------
                                                                      2,762,977         2,597,658
Contributed surplus                                                      59,411            59,411
Cumulative translation account                                         (868,200)       (1,474,768)
Retained earnings                                                    25,093,049        20,629,808
                                                                    ----------        -----------
                                                                     27,047,237        21,812,109
                                                                    ------------      -----------
                                                                   $ 39,557,212      $149,082,104
                                                                    ============      ===========

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

"Signed"            Director                   "Signed"                Director
-------------------------------                --------------------------------

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

                                                                                2004             2003              2002
                                                                             ------------     ------------      ------------
BALANCE AT BEGINNING OF YEAR                                                $ 20,629,808     $ 18,207,460      $ 15,354,142

  Excess of cost of shares purchased for cancellation over
     stated value                                                               (776,232)        (446,211)                -

  Net earnings for the year                                                    5,239,473        2,868,559         2,853,318
                                                                             ------------     ------------      -----------

BALANCE AT END OF YEAR                                                      $ 25,093,049     $ 20,629,808      $ 18,207,460
                                                                             ============     ============      ===========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

                                                                               2004              2003              2002
                                                                           -------------     -------------     -------------
SALES                                                                     $ 113,595,731     $ 254,512,134     $ 240,933,774

COST OF SALES                                                                91,314,691       191,814,022       179,169,093
                                                                           -------------     -------------     -------------

GROSS PROFIT                                                                 22,281,040        62,698,112        61,764,681

OTHER INCOME (Schedule)                                                         184,913            67,654            79,769

EXPENSES (Schedule)                                                          25,461,454        51,851,032        49,429,033
                                                                           -------------     -------------     -------------

EARNINGS (LOSS) FROM OPERATIONS BEFORE UNDERNOTED ITEMS                      (2,995,501)       10,914,734        12,415,417
                                                                           -------------     -------------     -------------
  Gain on sale of investment in former consolidated subsidiary                8,738,863                 -                 -
  Equity in earnings of significantly influenced companies                      276,429             2,750            19,638
  Loss on disposal of investment of equity investee                             (26,706)                -          (115,978)
                                                                           -------------     -------------     -------------
                                                                              8,988,586             2,750           (96,340)
                                                                           -------------     -------------     -------------

EARNINGS BEFORE INCOME TAXES AND
NON-CONTROLLING INTEREST                                                      5,993,085        10,917,484        12,319,077

  Income taxes (Note 12(a))                                                   1,260,426         4,261,988         5,192,814
                                                                           -------------     -------------     -------------
EARNINGS BEFORE NON-CONTROLLING INTEREST                                      4,732,659         6,655,496         7,126,263

  Non-controlling interest                                                      506,814        (3,786,937)       (4,272,945)
                                                                           -------------     -------------     -------------

NET EARNINGS FOR THE YEAR                                                 $   5,239,473     $   2,868,559     $   2,853,318
                                                                           =============     =============     =============



EARNINGS PER SHARE (Note 10)
  Basic                                                                   $        1.04     $        0.59     $        0.56
                                                                           =============     =============     =============

  Diluted                                                                 $        0.99     $        0.51     $        0.51
                                                                           =============     =============     =============



See accompanying notes to consolidated financial statements.

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

                                                                                 2004              2003              2002
                                                                             ------------      ------------      ------------
Other income
  Interest income                                                           $    172,614      $     67,206      $     83,833
  Share of earnings (loss) from investment in limited partnerships                12,299              (144)           (4,064)
  Sundry                                                                               -               592                 -
                                                                             ------------      ------------      ------------

                                                                            $    184,913      $     67,654      $     79,769
                                                                             ============      ============      ============



Expenses
  Selling and administration                                                $ 20,657,710      $ 40,957,962      $ 37,037,720
  Amortization                                                                 3,377,817         9,179,295        10,223,145
  Interest on long-term debt                                                     430,913         1,713,775         1,736,028
  Loss on foreign exchange                                                       995,014          -                  -
  Loss on extinguishment of debt                                                -                 -                  432,140
                                                                             ------------      ------------      ------------

                                                                            $ 25,461,454      $ 51,851,032      $ 49,429,033
                                                                             ============      ============      ============


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

                                                                  2004           2003            2002
                                                               -----------    ------------    ------------
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
   Net earnings for the year                                 $  5,239,473    $  2,868,559    $  2,853,318

    Items not affecting cash  (Note 11 (a))                    (6,511,415)     13,763,624      13,661,276
    Change in non-cash components of working capital
    (Note 11 (b))                                               1,800,777      28,575,739      14,056,925
                                                              -----------    ------------    ------------
                                                                  528,835      45,207,922      30,571,519
   Net cash flows of deconsolidated subsidiary                 (1,648,310)              -               -
                                                              ------------    ------------    ------------

                                                               (1,119,475)     45,207,922      30,571,519
                                                              ------------    ------------    ------------

INVESTING ACTIVITIES
    Acquisitions (Note 2)                                               -     (44,135,914)              -
    Cash disposed of on deconsolidation of subsidiary          (1,170,886)              -               -
    Disposal (purchase) of short-term investments                (503,470)            144         (55,938)
    Due from joint venture                                              -        (597,644)       (494,583)
    Purchase and deposits on property, plant and equipment       (148,483)    (13,918,735)     (8,714,525)
    Purchase of shares of consolidated subsidiary                       -               -        (887,276)
    Purchase of shares of equity investees                     (1,772,134)              -               -
    Proceeds on disposal of investment, net                    18,023,441               -               -
    Other                                                         (51,451)       (443,251)       (813,315)
                                                              ------------    ------------    ------------
                                                               14,377,017     (59,095,400)    (10,965,637)
                                                              ------------    ------------    ------------

FINANCING ACTIVITIES
    Issuance of common shares                                     253,130         262,500               -
    Issuance of shares by consolidated subsidiary                       -         139,243         198,000
    Net increase (decrease) in bank indebtedness               (1,127,080)     17,942,877     (16,982,177)
    Proceeds from long-term debt                                        -       1,100,662      29,402,543
    Purchase of common shares for cancellation                   (864,043)       (473,139)              -
    Purchase of shares by consolidated subsidiary for
    cancellation                                                        -        (994,800)       (101,000)
    Repayment of long-term debt                                  (674,623)     (4,781,783)    (28,442,707)
                                                              ------------    ------------    ------------
                                                               (2,412,616)     13,195,560     (15,925,341)
                                                              ------------    ------------    ------------

Effect of foreign currency translation on cash balances                 -      (3,433,602)       (300,977)

CHANGE IN CASH AND CASH EQUIVALENTS                            10,844,926      (4,125,520)      3,379,564

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                  1,475,320       5,600,840       2,221,276
                                                              ------------    ------------    ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                     $ 12,320,246    $  1,475,320    $  5,600,840
                                                              ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION:
    Interest paid, net                                       $    882,376    $  2,380,020    $  2,488,587
    Income taxes paid, net of refund                              815,227       5,958,133       1,990,760

NON-CASH TRANSACTIONS:
    Non-cash consideration paid on acquisition (Note 2)      $          -    $  9,503,486    $          -

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)



Consolidated Mercantile Incorporated ("the Company") is a public company whose shares are traded on the Toronto Stock Exchange and The Nasdaq Stock Market.

These consolidated financial statements include the accounts of the Company and the subsidiary companies over which it has control, which includes Distinctive Designs Furniture Inc. ("Distinctive") and Polyair Inter Pack Inc. ("Polyair") (fiscal year ended October 31) up to February 29, 2004.

In March 2004, the Company sold a portion of its investment in Polyair, previously the Company's specialty cover and packaging subsidiary, reducing its investment therein to 23%. The portion of the investment sold was being accounted for using the average cost method. These consolidated financial statements include the consolidation of the results of operations of Polyair up to the date of disposition. As the Company and Polyair no longer have a parent-subsidiary relationship, commencing March 2004, financial results of Polyair are being accounted for on an equity basis.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles.

Accounting Estimates

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

The Company maintains a provision for obsolete inventory. In evaluating the adequacy of the Company's provision for inventory obsolescence, a number of factors are considered including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. The Company's provision for inventory obsolescence may require adjustment as these factors change.

The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. It performs periodic credit evaluations of its customers and with the exception of the pool division's export sales, it typically does not require collateral or credit insurance. The Company's estimate of the allowance for doubtful accounts may prove insufficient if a greater than expected number of customers are delinquent in their payments.


Revenue Recognition

Revenue from product sales is recognized when goods are shipped to the customer, the customer takes ownership and assumes risk of loss, and collection of the relevant receivable is reasonably assured. Customer returns are recorded as adjustments to sales. The Company estimates and accrues its customer returns based on historical trends and known return goods authorizations.

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

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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


Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company's operating and financial results. A portion of the Company's transactions is denominated in U.S. dollars. Significant foreign exchange gains (losses) are reflected as a separate component of expenses. The Company, in the normal course of business, enters into forward exchange contracts, swaps and options to manage foreign currency exposures. Gains and losses on these financial instruments are recognized in the same period as the underlying exposure being hedged. At the year-end, the Company had no outstanding commitments.


Inventories

Inventories are stated at the lower of cost and net realizable value with cost being determined on a first-in, first-out basis.


Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method. Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

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


Goodwill

Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of its net tangible assets at dates of acquisition. Effective January 1, 2002, amortization of goodwill was discontinued. Instead, goodwill is tested for impairment at least annually and more frequently if indicators exist as prescribed under The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible assets". This Section requires that if the fair value of a reporting unit is less than its carrying value including goodwill, the implied fair value of the reporting unit must be compared with its carrying value to determine possible impairment. Accumulated amortization amounted to $1,601,031.


Patent, Trademarks and Licence Agreement (2003)

Patent, trademarks and licence agreement are stated at cost net of accumulated amortization. Amortization is provided over the economic lives (11 years) of these intangible assets using the straight-line method. Accumulated amortization amounted to $542,058 in 2003.


Deferred Financing Costs (2003)

Deferred financing costs represent the cost incurred in the arrangement of long-term financing and is amortized on the straight-line basis over the term of the loans. Accumulated amortization amounted to $918,795 in 2003.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency Translation

i) Monetary assets and liabilities are translated at the rates of exchange in effect at the year end. Revenue and expenses are translated at the rates of exchange in effect on the date of transactions. The resulting gains and losses are included in the consolidated statements of operations.

ii) The Company's investment in its foreign operations (former consolidated subsidiary) is of a self-sustaining nature. Accordingly, assets and liabilities of foreign operations are translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at average rates for the year. Related foreign currency translation adjustments are recorded as a separate component of shareholders' equity and included in the cumulative translation account.

iii) The Company translates its integrated foreign operations using the temporal method. All monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. All non-monetary assets and liabilities incurred in a foreign currency are translated at the rates in effect on the transaction date. All revenue and expenses are translated at the average exchange rate during the year with the exception of amortization which is exchanged at historical rates. Foreign currency gains or losses are included in the consolidated statement of operations in the current year. This U.S. subsidiary, incorporated December 2004, will commence operations in March 2005 and had no commercial activities in 2004.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note
9(c).

Effective January 1, 2002, the Company adopted recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to the accounting for stock-based compensation and other stock-based payments, using the fair value-based method. Under the fair value method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to Contributed Surplus. Consideration paid by employees on exercise of stock options is recorded as share capital. These recommendations were applied to all stock-based payments granted on or after January 1, 2002. The Company has not granted any new options since the adoption of these recommendations.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Earnings Per Share

Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and share purchase warrants using the treasury method and the impact of the conversion of convertible debenture and Class A preference shares (2003).

Investment Tax Credits

Investment tax credits relating to qualifying research and development expenditures are recorded as a reduction from the expenditures to which they relate and there is reasonable assurance that the investment tax credits will be realized. These credits may be used to reduce future income taxes payable.


Advertising

The Company expenses the cost of advertising as incurred. Advertising expenses for the year amounted to $2,653,426 (2003 - $3,226,914; 2002 - $3,238,047).


Shipping and Handling Expenses

Certain shipping and handling expenses not included in cost of sales amounted to $1,502,826 for the year (2003 - $1,182,425; 2002 - $979,429).


Recently Issued Accounting Pronouncements

(i)  Generally   accepted   accounting   principles   and  financial   statement
     presentation

     On January 1, 2004, the Company adopted the new CICA Handbook Sections 1100, "Generally Accepted Accounting Principles", and 1400, "General Standards of Financial Statement Presentation", recommendations. Section 1100 describes what constitutes Canadian generally accepted accounting principles ("GAAP") and its sources, and provides guidance on sources to consult when selecting accounting policies and on determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP. The adoption of these recommendations had no impact on the consolidated financial statements.

(ii) Variable interest entities:

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

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(iii) Liabilities and equity:

     In November 30, 2003, the CICA approved amendments to Handbook Section 3860, "Financial Instruments - Presentation and Disclosure," to require obligations that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. Thus, securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

     The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer's equity instruments. Therefore, these instruments should be presented as liabilities. The standard will be effective for the Company's 2005 fiscal year. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.


1.   CORPORATE STRUCTURE

     During 2003, the Company filed Articles of Amendments as follows:

     i) on June 30, 2003 to subdivide its Common shares on the basis of 1.75 Common shares for each old Common share: and

     ii) on November 12, 2003 to redesignate the non-voting, non-participating, $0.04 cumulative, redeemable, Preference shares, Series 1, as non-voting, non-participating, redeemable, non-cumulative, Class A preference shares, cancel all arrears of cumulative dividends outstanding on the Preference shares, Series 1, and to consolidate the Preference shares, Series 1, on the basis of one new Class A preference share for two old Preference shares, Series 1.

          At the option of the holders, a portion of these shares were converted (prior to the conversion expiry on March 31, 2004) into Common shares on the basis of 5.7 Class A preference shares for each Common share (Note 9).

2.        ACQUISITIONS (2003)

          In May 2003, Polyair, previously the Company's specialty cover and packaging subsidiary, acquired certain swimming pool and pool equipment from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase cost of $56.0 million (U.S.$40.2 million). The results of operations thereof have been consolidated from the date of this acquisition. The acquisition was accounted for by the purchase method. The purchase cost was allocated to the fair value of the net assets acquired as follows:

                                                         (In thousands
                                                          of dollars)

         Accounts receivable                            $   46,085
         Inventory                                          20,474
         Accounts payable and accrued liabilities           (8,671)
         Other long-term liabilities                        (1,846)
                                                        ----------

         Net assets acquired                            $   56,042
                                                        ===========

         Consideration:
             Cash                                       $   44,136
             Convertible note payable                        6,973
             Acquisition accruals                            4,527
             Due from vendor                                  (259)
             Other                                             665
                                                        ----------

                                                        $   56,042
                                                        ==========


3.       ACCOUNTS RECEIVABLE

                                                         2004         2003
                                                   ------------    -------------

         Accounts receivable                       $  7,660,926    $ 39,874,266
         Allowance for doubtful accounts               (317,418)     (2,252,073)
                                                   -------------   ------------

                                                   $  7,343,508    $ 37,622,193
                                                   ============    ============

          Total bad debts expenses incurred during the year amounted to $113,077 (2003 - $606,542; 2002 - $246,737).


4.       INVENTORIES

                                                        2004           2003
                                                   ------------    ------------
         Raw materials                             $  3,290,131    $ 28,394,405
         Work in process                                472,775         380,477
         Finished goods                                 806,285      16,481,364
                                                   ------------    ------------

                                                   $  4,569,191    $ 45,256,246
                                                   ============    ============

5.       INVESTMENTS

                                                                                                  2004                  2003
                                                                                              -------------         ------------
         Investment in significantly influenced company
             common shares - at equity (24.0%)                                               $ 11,379,028          $        -
         Investment in significantly influenced company
              common shares - at equity (1.4%)                                                    481,958             496,714
         Investment in significantly influenced company
              common shares - at equity (50.0%)                                                        10                   -
         Note receivable from a significantly influenced company,
              bearing interest at prime, due on demand                                             51,451                   -
                                                                                              ------------          ----------

                                                                                             $ 11,912,447          $  496,714
                                                                                              ============          ==========

6.       PROPERTY, PLANT AND EQUIPMENT

                                                                                  Accumulated         2004            2003
                                                                     Cost        Amortization          Net             Net
                                                                  -----------     -----------     -----------     ------------
        Land                                                     $         -     $         -     $         -     $   174,051
        Building                                                           -               -               -       9,240,506
        Automobiles                                                  188,639         148,355          40,284          57,549
        Machinery and equipment                                    4,161,761       2,684,778       1,476,983      34,219,537
        Furniture and fixtures                                       400,386         288,622         111,764         255,564
        Computer equipment                                           477,964         378,463          99,501       1,222,071
        Leasehold improvements                                       237,040         132,780         104,260       1,728,015
        Dies and moulds                                                3,721           1,710           2,011          16,068
        Construction in process                                            -               -               -       5,162,183
                                                                  -----------     -----------     -----------     -----------
                                                                 $ 5,469,511     $ 3,634,708     $ 1,834,803     $52,075,544
                                                                  ===========     ===========     ===========     ===========

7.        BANK INDEBTEDNESS

          The bank loans bear interest on a prime or LIBOR plus basis and are secured by assignment of book debts, inventories, property, plant and equipment and general security agreements of consolidated subsidiaries.

          At the Company's year end, Distinctive has unused available borrowing capacity of approximately $5.3 million. Total net interest paid during the year, including interest on long-term debt, amounted to $882,376 (2003 - $2,380,020; 2002 - $2,488,587).

                                                                                                   2004               2003
                                                                                                ----------         -----------
         Canadian operating demand loan, interest at prime plus 0.5% per annum                 $   735,000        $ 2,415,000
         U.S. operating demand loan, interest at prime plus 0.5% per annum                         552,920                  -
         U.S. $22,000,000 credit facility, interest payable at U.S. prime plus 0.5%
           or LIBOR plus 2.75%                                                                           -          9,113,924
         $13,000,000 Canadian dollar equivalent credit facility, interest payable at
           Canadian prime plus 0.5% or LIBOR plus 2.75%                                                  -          8,198,840
                                                                                                -----------        -----------

                                                                                               $ 1,287,920        $19,727,764
                                                                                                ===========        ===========


8.       LONG-TERM DEBT

                                                                                                  2004              2003
                                                                                           ----------------  -----------
         Convertible debenture payable to affiliated company, bearing interest at 11.9% per annum, with interest payable quarterly in advance, due
         September 8, 2006, secured by a general security agreement and certain assets of the Company. The debenture holder has the right to convert the debenture into 183,334 common shares of the company at a price of $3.00
         per share until September 8, 2006                                                 $   550,000       $   550,000

         Note payable,  non-interest bearing and due on demand, partially postponed
         under terms of subsidiary's bank loan agreement                                       537,500           537,500

         U.S. dollar denominated debenture loan payable, bearing floating interest based on the rates prevalent for the highest rated short-term
         U.S. federally tax exempt obligations, repayable in quarterly sinking
         fund installments, maturing June 1, 2016                                                    -         3,564,082

         U.S. dollar denominated loan payable, bearing interest at 3% per annum, repayable in blended monthly installments,
         maturing March 2007                                                                         -           719,937

         U.S. dollar denominated loan payable, bearing interest at 3% per annum, repayable in blended monthly installments,
         maturing June 2007                                                                          -           705,432

         U.S. dollar denominated loan payable, bearing interest at 12% per
         annum, repayable in blended quarterly installments, due October 31, 2005                    -           174,051

         U.S. dollar denominated debenture loan, bearing interest at 6.5% per
         annum, maturing April 1, 2005                                                               -         3,955,696

         U.S. dollar denominated loan payable, bearing interest at 3% per annum,
         repayable by monthly installments, maturing January 2006                                    -           464,135

         U.S. dollar denominated term loan, repayable by monthly principal
         payments plus interest at prime plus 0.5%, maturing June 2009                               -         2,273,207

         U.S. dollar denominated term loan, repayable by monthly principal
         payments plus interest at prime plus 0.5%, maturing June 2012                               -         6,397,680

         Term loan,  repayable by monthly  principal  installments plus interest at
         prime plus 1%, maturing November 1, 2005                                                    -         2,221,783

         U.S. dollar denominated term loan, repayable by monthly principal
         payments plus interest at 5.07%, maturing August 2007                                       -         3,121,044



                                                                                           ------------      ------------

         Carried forward                                                                   $ 1,087,500       $24,684,547


                                                                                             2004              2003
                                                                                          -----------       -----------
         Brought forward.....                                                            $ 1,087,500       $24,684,547

         U.S. dollar denominated term loan, repayable by monthly principal
         payments plus interest at 4.97%, maturing September 2007                                  -         1,348,892

         Term loan,  repayable by monthly  principal  payments and interest bearing
         interest at 7.25%, maturing July 2008                                                     -           817,511

         Unsecured convertible note issued by a subsidiary, bearing interest at
         6% per annum, with interest payable on a quarterly basis, maturing
         March 2009. This note is convertible by the holder, at any time after
         March 31, 2004 (or upon commencement of a take-over bid) into shares of the
         subsidiary                                                                                -         6,813,026

         Note payable, bearing interest at 12% per annum, due March 31, 2004                       -           420,000

         Note payable to an affiliated company,  bearing interest at 10% per annum,
         due March 31, 2004                                                                        -           250,000

         Other equipment loans                                                                     -             4,623
                                                                                          -----------       -----------

                                                                                           1,087,500        34,338,599

            Less:  Current portion                                                           -               6,200,731
                                                                                          -----------       ----------

                                                                                         $ 1,087,500       $28,137,868
                                                                                          ===========       ===========



          Certain of the loans (2003) were guaranteed by a former subsidiary's bank letter of credit. The letter of credit and loan agreements were secured substantially by all the assets of that consolidated subsidiary and contained various restrictive covenants relating to, among other things, minimum levels of tangible net worth and net income, limitations of indebtedness and building and equipment purchases and various other items.



          The aggregate amount of payments required in the 2005 fiscal year and subsequent years to meet retirement provisions are as follows:

          2005                             $        -
          2006                                550,000
          2007                                      -
          2008                                      -
          2009                                537,500
                                           -----------
                                          $ 1,087,500
                                           ===========

9.       CAPITAL STOCK

         (a)      Authorized


                 Unlimited  $0.04 non-cumulative, non-voting, non-participating,
                     $0.44 redeemable, Class A preference shares
                 Unlimited  Preference shares, issuable in series
                 Unlimited  Common shares

         (b)      Issued

                                                                             Preference Shares              Class A
                                                   Common Shares                 Series 1              Preference Shares
                                             # of Shares      $ Value    # of Shares    $ Value     # of Shares     $ Value
                                             -----------      -------    -----------    -------     -----------     -------
         Balance at December 31, 2001 and
         2002                                   2,779,320     1,670,584     3,076,885     691,502            -             -

         Repurchase for cancellation              (44,800)      (26,928)        -            -               -             -

         Exercise of share purchase
         warrants (Note 9(e))                      50,000       262,500         -            -               -             -
                                                ---------     ---------     ---------    --------    ----------     ---------
                                                2,784,520     1,906,156     3,076,885     691,502       -                  -

         1:1.75 stock split (Note 1)            2,088,563         -             -            -          -                  -

         2:1 share restructure (Note 1)            -              -        (3,076,885)   (691,502)   1,538,493       691,502
                                                ---------     ---------     ----------   ---------   ----------     ---------

         Balance at December 31, 2003           4,873,083     1,906,156             -           -    1,538,493       691,502

         Conversion of Class A preference
         Shares (Note 1)                          214,577       549,676             -           -   (1,222,949)     (549,676)


         Repurchase of cancellation              (183,853)      (87,811)            -           -            -             -

         Exercise of stock options (Note
          (9)(c))                                  55,000        95,630             -           -            -             -

         Exercise of share purchase
         warrants (Note 9(e))                      52,500       157,500             -           -            -             -
                                                ---------     ---------     ----------   ---------   ----------    ----------

         Balance at December 31, 2004           5,011,307     2,621,151             -           -      315,544       141,826
                                                =========     =========     ==========   =========   =========     =========


               During the year, 1,222,949 Class A preference shares were converted into 214,577 Common shares.

               During the year, the Company repurchased 183,853 (2003 - 44,800; 2002 - Nil) Common shares for cancellation pursuant to a Normal Course Issuer Bid for a total consideration of $864,043 (2003 - $473,139, 2002 - $Nil). The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

               During the year, 52,500 (2003 - 87,500; 2002 - Nil, as presently constituted) share purchase warrants were exercised for a total consideration of $157,500 (2003 - $262,500; 2002 - $Nil).

         (c)  Stock Options

                                                       2004          2003         2002
                                                     ------------------------------------
              Outstanding shares, beginning of year   332,500       332,500      332,500
              Exercised                               (55,000)            -            -
                                                     ----------- ------------  ----------
              Outstanding shares, end of year         277,500       332,500      332,500
                                                     ==========  ============  ==========

              These options are exercisable as follows: 87,500 at $0.91 per share until July 2005; and 190,000 at $2.29 per share until November 2005.

         (d)  Convertible Debenture

              The debenture holder (Note 8) has the right to convert the debenture into 183,334 Common shares at the price of $3.00 per share until September 8, 2006.

         (e)  Share Purchase Warrants

              Pursuant to long-term debt repayment options, the Company has share purchase warrants outstanding entitling the holders to purchase 226,665 Common shares (2003 - 279,165; 2002 -
              366,665, as presently constituted) at an exercise price of $3.00 per Common share. During the year, 52,500 Common shares (2003 - 87,500; 2002 - Nil) were issued upon the exercise of these warrants. These share purchase warrants expire on September 7, 2006.


10.      EARNINGS PER SHARE

         The following table sets forth the calculation of basic and diluted earnings per share:

                                                                       2004             2003               2002
                                                                    -----------      -----------       -----------
         Numerator:
           Net earnings                                            $ 5,239,473      $ 2,868,559       $ 2,853,318
           Interest on convertible debenture, net of taxes              41,495           41,495            39,944
           Dividends to Preference shareholders                              -                -          (123,075)
                                                                    ----------       ----------        -----------

           Net earnings available to Common shareholders           $ 5,280,968      $ 2,910,054       $ 2,770,187
                                                                    ==========       ==========        ==========
         Denominator:
           Weighted average number of shares outstanding             5,020,433        4,868,096         4,863,810
           Effect of dilutive securities
               Stock options                                           173,182          256,250           251,321
               Shares purchase warrants                                 88,735          174,478           220,278
               Potential conversion of convertible debenture            71,771          114,583           110,140
               Potential conversion of Class A preference shares             -          269,911                 -
                                                                    ----------       ----------        -----------

                                                                     5,354,121        5,683,318         5,445,549
                                                                    ==========       ==========        ==========

         Earnings per share
           Basic                                                   $      1.04      $      0.59       $      0.56
           Diluted                                                 $      0.99      $      0.51       $      0.51


11.      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  2004              2003              2002
                                                                                -----------      ----------        -----------
         (a) Items not affecting cash:
                  Amortization                                                 $ 3,377,817      $ 9,179,295       $10,223,145
                  Gain on sale of investment in former consolidated
                     subsidiary                                                 (8,738,863)               -                 -
                  Equity in earnings of significantly influenced
                     companies                                                    (276,429)          (2,750)          (19,638)
                  Loss on disposal of investment of equity investee                 26,706                -           115,978
                  Future income taxes                                             (393,832)         800,142          (931,154)
                  Non-controlling interest                                        (506,814)       3,786,937         4,272,945
                                                                                -----------      -----------       -----------
                                                                               $(6,511,415)     $13,763,624       $13,661,276
                                                                                ===========      ===========       ===========


         (b) Change in non-cash components of working capital:
                  (Increase) decrease in accounts receivable                   $(1,374,796)$    $38,361,358       $ 6,067,249
                  Decrease (increase) in income taxes receivable                    32,220          559,065          (269,203)
                  Decrease (increase) in inventories                             1,101,085         (248,432)        3,200,064
                  Decrease (increase) in prepaid expenses                           31,117       (1,629,141)          353,479
                  (Decrease) increase in accounts payable and accrued
                     liabilities                                                  (419,289)      (6,526,405)          115,632
                  Increase (decrease) in income taxes payable                    2,430,440       (1,940,706)        4,589,704
                                                                                ----------       -----------       ----------

                                                                               $ 1,800,777      $28,575,739       $14,056,925
                                                                                ==========       ==========        ==========

12.      OTHER INFORMATION

         (a)      Income Taxes

                  The Company's income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 36.6% (2003 - 36.6%; 2002 - 39.0%) to income as described below:

                                                                                   2004             2003              2002
                                                                               -----------      -----------       -----------
                  Income tax computed at statutory combined basic
                    income tax rates                                          $ 2,193,469      $ 3,995,779       $ 4,804,441
                  Increase (decrease) in income tax resulting from:
                      Differing tax rates in foreign countries                          -                -            39,253
                      Investment tax credit                                        (3,027)               -                 -
                      Large corporations tax                                       17,177          141,189            64,824
                      Manufacturing and processing tax credit                     (42,737)        (135,813)          (60,689)
                      Non-deductible expenses                                      27,500          181,823           210,484
                      Non-taxable equity items                                    (91,399)           1,006            37,572
                      Non-taxable portion of capital gain                        (812,738)         -                   -
                      Reduction in future tax rates                                -                 3,384            41,541
                      Other                                                       (27,819)          74,620            55,388
                                                                               -----------      -----------       -----------

                      Effective income tax provision                          $ 1,260,426      $ 4,261,988       $ 5,192,814
                                                                               ===========      ===========       ===========

                  Total income taxes paid during the year amounted to $815,227
                   (2003 - $5,958,133; 2002 - $1,990,760).




                  The components of income taxes are as follows:

                                                           2004             2003              2002
                                                       -----------      -----------       -----------
                  Current
                    - Canada                          $ 2,452,957      $ 1,174,511       $   625,460
                    - U.S.                               (798,699)       2,287,335         5,498,508

                  Future
                    - Canada                             (393,832)         407,530          (489,954)
                    - U.S.                                  -              392,612          (441,200)
                                                       -----------      -----------       -----------

                                                      $ 1,260,426      $ 4,261,988       $ 5,192,814
                                                       ===========      ===========       ===========

         (b)      Future Income Taxes

                  A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:

                                                                        2004              2003
                                                                      ----------      -----------
                  Current future income tax liabilities
                     Investment tax credits                          $        -      $   (81,751)
                                                                      ----------      -----------
                  Non-current future income tax liabilities
                    Depreciable property, plant and equipment          (178,000)      (4,570,353)
                    Current portion of long-term debt                         -         (187,236)
                    Intangible and other assets                               -         (203,059)
                                                                      ----------      -----------
                                                                       (178,000)      (4,960,648)
                                                                      ----------      -----------
                                                                       (178,000)      (5,042,399)
                                                                      ----------      -----------
                  Current future tax assets
                    Donation                                                  -           14,504
                    Inventory                                                 -          283,492
                    Accrued liabilities                                       -        1,669,304
                                                                      ----------      ----------
                                                                              -        1,967,300
                                                                      ----------      ----------
                  Non-current future tax assets
                    Portfolio investment                                      -           70,500
                    Non-capital loss carry-forwards                     458,000          866,947
                    Capital loss carry-forwards                          70,000           26,371
                    Unrealized foreign exchange loss                    211,332                -
                    Corporate minimum tax credit                              -          195,148
                    Eligible cumulative expenditure                      42,000           42,300
                    Long-term debt and liabilities                            -        1,116,825
                    Valuation allowance                                       -         (133,175)
                                                                      ---------       -----------
                                                                        781,332        2,184,916
                                                                      ----------      -----------
                                                                        781,332        4,152,216
                                                                      ----------      -----------
                  Net future tax assets (liabilities)                $  603,332      $  (890,183)
                                                                      ==========      ===========


                  The Company has non-capital loss carry-forwards of approximately $1,176,000, of which $55,000 expires in 2005, $28,000 expires in 2007, $53,000 expires in 2009, $470,000 expires in 2010 and $570,000 expires in 2014. The Company also has capital loss carry-forwards of approximately $385,000.

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

                  Related party transactions and outstanding balances not disclosed elsewhere in these consolidated financial statements are summarized as follows:

                                                                             2004             2003              2002
                                                                          ---------        ---------         ---------
                  Expense
                      Rent                                               $ 407,503        $ 715,266         $ 602,502
                      Administration and consulting fees                   649,667          158,000           308,000
                      Interest expense                                      71,204           80,518            78,898
                  Accounts receivable                                       18,648           12,014            15,045


13.      CONTINGENCIES AND COMMITMENTS

         (a)      Operating Leases

                  The Company leases several premises in Canada and the U.S.

                  At December 31, 2004, future minimum payments for the next five years and thereafter under non-cancellable operating leases are as follows:

                 2005                                        $      1,140,825
                 2006                                                 967,213
                 2007                                                 699,508
                 2008                                                 182,354
                 2009                                                  69,743
                 2010                                                  11,624
                                                             ----------------
                                                             $      3,071,267
                                                             ================

                  Total rent paid during the year amounted to $2,199,322 (2003 -
                   $4,311,454; 2002 - $4,592,163).

         (b)      Commitment

                  An officer of the Company retains the option to purchase approximately four and one-half percent of the Company's remaining common share holdings in an equity investee for $172,000, expiring December 2006.

         (c)      Contingencies

                  In the normal course of its operations, one of the Company's equity investees has been or, from time to time, may be named in legal actions seeking monetary damages. Management does not expect, based upon consultation with legal counsel, that any material item exists that will affect the Company's business or financial condition.


14.      DUE FROM JOINT VENTURE (2003)

          In August 2002, Polyair entered into an agreement to establish a joint venture. The consolidated financial statements for the year ended
          December 31, 2003 reflect Polyair's proportionate interest in the joint venture's assets and liabilities. As noted previously, commencing March 2004, financial results of Polyair are being accounted for on an equity basis. During fiscal 2003, the joint venture began producing and selling inventory. In general, liabilities of joint venture are secured by pledges of related assets. The joint venture participants may further support these obligations should the realization from joint venture assets not be sufficient. As a participant in the venture, Polyair may be liable for other participants' share of liabilities should they not be able to satisfy them, as well as its own share.

          The  following   amounts  included  in  the   consolidated   financial
          statements represent Polyair's proportionate interest in the joint venture at October 31, 2003:

          Current assets                                      $   623,681
          Property, plant and equipment and other assets        1,940,928
          Current liabilities                                    (789,821)
          Current portion of long-term debt                      (148,998)
          Long-term debt                                         (668,513)
                                                              ------------

          Net assets                                          $   957,277
                                                              ============

          Revenues                                            $   697,979
          Expenses                                                827,396
                                                              ------------

          Net loss                                            $  (129,417)
                                                              ============

          Cash flows:
               From operating activities                      $  (536,571)
               From investing activities                       (1,663,516)
               From financing activities                        1,995,056
               Effect on foreign currency translation              (7,271)
                                                              ------------

          Net cash flows                                      $  (212,302)
                                                              ============

          Due from joint venture                              $ 1,089,135
                                                              ===========

15.       SUBSEQUENT EVENT

          Subsequent to December 31, 2004, as part of the relocation of one of its Toronto facilities, Distinctive's U.S. subsidiary entered into an operating lease for a manufacturing plant located in North Carolina, United States. The lease term commences January 15, 2005 and expires January 14, 2008, with an option to purchase the premises for U.S.$590,000 by January 14, 2008. There is also an option to extend the lease for an additional three year period. The annual rent exclusive of occupancy costs amounts to U.S.$72,000 during each of the first three years and U.S.$96,000 during each year of the second three year term. Operations of this plant are expected to commence in March 2005. As at December 31, 2004, the company has not incurred any costs related to this potential acquisition. Commitments for the operating lease related to the manufacturing plant are included in Note 13(a).



16.       COMPARATIVE FIGURES

          The 2003 Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2004 Consolidated Financial Statements.

17.       SEGMENTED INFORMATION

          The Company manufactures furniture in Canada and until February 2004, packaging and pool products in Canada and the United States.

         2004

         Industry Segments:

                                                              Packaging
                                                              Products       Pool Products       Furniture       Consolidated
                                                              --------       -------------       ---------      ------------
                                                             $                $                 $               $
        Sales                                                40,820,856       25,542,422        47,232,453      113,595,731
                                                             ==========      ===========        ==========      ===========
        Operating profit (loss)                               6,882,060       (2,312,845)        1,257,163        5,826,378
                                                             ==========      ===========        ==========
        Corporate expenses                                                                                       (3,668,997)
        Other income                                                                                                184,913
        Amortization                                                                                             (3,377,817)
        Interest                                                                                                   (964,964)
        Loss on foreign exchange                                                                                   (995,014)
        Gain on sale of investment in consolidated subsidiary                                                     8,738,863
        Equity in earnings of significantly influenced companies                                                    276,429
        Loss on disposal of investment of equity investee                                                           (26,706)
        Income taxes                                                                                             (1,260,426)
        Non-controlling interest                                                                                    506,814
                                                                                                                -----------
        Earnings for the year                                                                                     5,239,473
                                                                                                                ===========

        Identifiable assets                                           -                -        13,832,381       13,832,381
                                                             ==========      ===========        ==========
        Corporate assets                                                                                         25,724,831
                                                                                                                -----------
        Total assets                                                                                             39,557,212
                                                                                                                ===========

        Capital expenditures (net)                                    -                -           148,483          148,483
                                                             ==========      ===========        ==========
        Corporate                                                                                                    -
                                                                                                                -----------
        Total capital expenditures (net)                                                                            148,483
                                                                                                                ===========

        Amortization                                          2,310,218          169,425           560,638        3,040,281
                                                             ==========      ===========        ==========
        Corporate                                                                                                   337,536
                                                                                                                -----------
        Total amortization                                                                                        3,377,817
                                                                                                                ===========


        Geographic Segments:
                                                              Canada        United States        Europe         Consolidated
                                                              ------        -------------        ------         ------------
                                                              $                $                 $                $
        Sales                                                52,127,569       58,507,826         2,960,336      113,595,731
                                                             ==========      ===========        ==========      ===========
        Property, plant, equipment and goodwill               1,953,523          -                -               1,953,523
                                                             ==========      ===========        ==========
        Corporate                                                                                                         -
                                                                                                                -----------
         Total property, plant, equipment  and goodwill                                                           1,953,523
                                                                                                                ===========

         2003

         Industry Segments:

                                                          Packaging
                                                          Products       Pool Products       Furniture       Consolidated
                                                          --------       -------------       ---------       ------------
                                                            $                $                 $                 $
        Sales                                               130,202,123       77,411,662        46,898,349      254,512,134
                                                            ===========      ===========        ==========      ===========
        Operating profit                                     21,776,938        6,643,885           879,396       29,300,219
                                                            ===========      ===========        ==========
        Corporate expenses                                                                                       (6,585,155)
        Other income                                                                                                 67,654
        Amortization                                                                                             (9,179,295)
        Interest                                                                                                 (2,688,689)
        Equity in earnings of significantly influenced company                                                        2,750
        Income taxes                                                                                             (4,261,988)
        Non-controlling interest                                                                                 (3,786,937)
                                                                                                                ------------
        Earnings for the year                                                                                     2,868,559
                                                                                                                ===========

        Identifiable assets                                  69,996,044       52,492,089        14,308,270      136,796,403
                                                            ===========      ===========        ==========
        Corporate assets                                                                                         12,285,701
                                                                                                                -----------
        Total assets                                                                                            149,082,104
                                                                                                                ===========

        Capital expenditures (net)                           10,101,789        2,104,115           910,156       13,116,060
                                                            ===========      ===========        ==========
        Corporate                                                                                                   802,675
                                                                                                                -----------
        Total capital expenditures (net)                                                                         13,918,735
                                                                                                                ===========

        Amortization                                          6,241,094        1,262,178           563,620        8,066,892
                                                            ===========      ===========        ==========
        Corporate                                                                                                 1,112,403
                                                                                                                -----------
        Total amortization                                                                                        9,179,295
                                                                                                                ===========


         Geographic Segments:
                                                              Canada        United States        Europe         Consolidated
                                                              ------        -------------        ------         ------------
                                                              $                $                 $                $
        Sales                                                75,032,208      175,446,190         4,033,736      254,512,134
                                                            ===========      ===========        ==========      ===========
        Property, plant, equipment and goodwill              19,771,379       32,207,278          -              51,978,657
                                                            ===========      ===========        ==========
        Corporate                                                                                                 2,287,711
                                                                                                                -----------
         Total property, plant, equipment  and goodwill                                                          54,266,368
                                                                                                                ===========

         2002

         Industry Segments:

                                                            Packaging
                                                             Products       Pool Products       Furniture       Consolidated
                                                             --------       -------------       ---------       ------------
                                                              $                $                 $                 $
        Sales                                               133,967,656       53,675,616        53,290,502      240,933,774
                                                            ===========      ===========        ==========      ===========
        Operating profit                                     22,972,209        7,121,997         1,922,455       32,016,661
                                                            ===========      ===========        ==========
        Corporate expenses                                                                                       (6,104,951)
        Other income                                                                                                 79,769
        Amortization                                                                                            (10,223,145)
        Interest                                                                                                 (2,920,777)
        Loss on extinguishment of debt                                                                             (432,140)
        Equity in earnings of significantly influenced company                                                       19,638
        Loss on disposal of investment of equity investee                                                          (115,978)
        Income taxes                                                                                             (5,192,814)
        Non-controlling interest                                                                                 (4,272,945)
                                                                                                                ------------
        Earnings for the year                                                                                     2,853,318
                                                                                                                ===========

        Identifiable assets                                  70,500,780       23,488,300        16,364,995      110,354,075
                                                            ===========      ===========        ==========
        Corporate assets                                                                                         12,987,624
                                                                                                                -----------
        Total assets                                                                                            123,341,699
                                                                                                                ===========

        Capital expenditures (net)                            6,884,912          722,248           521,716        8,128,876
                                                            ===========      ===========        ==========
        Corporate                                                                                                   585,649
                                                                                                                -----------
        Total capital expenditures (net)                                                                          8,714,525
                                                                                                                ===========

        Amortization                                          6,745,172        1,221,542           810,364        8,777,078
                                                            ===========      ===========        ==========
        Corporate                                                                                                 1,446,067
                                                                                                                -----------
        Total amortization                                                                                       10,223,145
                                                                                                                ===========

         Geographic Segments:

                                                                             Canada        United States     Consolidated
                                                                             ------        -------------     ------------
                                                                               $                 $                 $
        Sales                                                                 68,113,691       172,820,083      240,933,774
                                                                              ==========       ===========      ===========
        Property, plant, equipment and goodwill                               14,942,571        38,820,593       53,763,164
                                                                              ==========       ===========
        Corporate                                                                                                 2,499,220
                                                                                                                -----------
        Total property, plant and equipment and goodwill                                                         56,262,384
                                                                                                                ===========

18. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

     The Company follows accounting principles generally accepted in Canada. Differences between generally accepted accounting principles in Canada and those applicable in the United States of America (United States) are summarized below:

     (a) Until December 31, 2003, the Company's investment in Genterra Inc. (formerly Genterra Investment Corporation) includes earnings based on the appraised value of the significantly influenced company's assets, land and building. Under United States generally accepted accounting principles the fixed assets must be carried at cost. The equity in earnings and dilution gain recorded by the Company has been adjusted accordingly. Effective with the year ended December 31, 2004, Genterra Inc. carries its fixed assets at cost.

     (b) The Company's acquisitions of Distinctive Designs Furniture Inc., previously a significantly influenced company, and Kroehler Furniture Group Inc., a formerly consolidated subsidiary, were accounted for by the purchase method under Canadian generally accepted accounting principles. Under United States generally accepted accounting principles, these non-arm's length acquisitions must be accounted for by the pooling of interests method. The accounting has been adjusted accordingly.

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

     (e)  Stock-based compensation plans:

          Commencing in 2002, the Company's accounting policy to record compensation costs for stock options at fair value is comparable to the U.S. pronouncement under SFAS No. 123. No stock options were granted in 2004, 2003 and 2002.

     (f)  Interest in joint venture (2003 and 2002):

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

18. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

     (g)  Convertible note issued by former subsidiary (2003):

          Under Canadian GAAP, the Company recorded the present value of the principal amount of the convertible note as long term debt and recorded accretion charges to earnings. Under U.S. GAAP, the convertible note should be recorded in its entirety as a long-term liability with all related interest charges and foreign exchange gains (losses), net of tax, recorded in the income statement. In addition, under U.S. GAAP, the holders conversion option would be considered an imbedded derivative of the subsidiary, and would be fair valued at the end of each period, with changes in the fair value being recorded as a charge/(credit) to income.

          In 2003, the Company did not reflect the foreign exchange gains related to the convertible note, nor did the Company record the change in fair value of the holders option. As a result, the Company has retroactively decreased reported United States GAAP Income for the year ended December 31, 2003 by $449,543.


                                                2004             2003              2002
                                                ----             ----              ----
                                                 $                 $                 $

           Net earnings - U.S. GAAP           5,864,462        2,428,258         2,926,773

           Earnings per share - U.S. GAAP
               Basic                               1.17             0.50              0.58
               Diluted                             1.10             0.43              0.51

18. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)


          The effect on the consolidated balance sheet of the difference between accounting principles generally accepted in Canada and those accepted in the United States is summarized as follows:

                                                       Canadian
                                                      Accounting        Increase       U.S. Accounting
                                                      Principles       (Decrease)        Principles
                                                      ----------       ----------        ----------
                                                          $                 $                 $
           December 31, 2004
           Investments                                   11,912,447          428,761        12,341,208

           Goodwill                                         118,720         (118,720)                0
                                                                            ---------

           Total assets                                  39,557,212          310,041        39,867,253
                                                                            =========
           Capital stock                                  2,621,151         (226,420)        2,394,731
           Cumulative translation account                  (868,200)          (3,946)         (872,146)

           Retained earnings                             25,093,049          540,407        25,633,456
                                                                           ----------

           Total liabilities and equity                  39,557,212          310,041        39,867,253
                                                                           ==========

                                                       Canadian
                                                      Accounting        Increase       U.S. Accounting
                                                      Principles       (Decrease)        Principles
                                                      ----------       ----------        ----------
                                                          $                 $                 $
           December 31, 2003
           Investments                                      496,714          257,261           753,975
           Goodwill                                       2,190,824         (207,064)        1,983,760
                                                                           ----------

           Total assets                                 149,082,104           50,197       149,132,301
                                                                           ==========
           Other current liabilities                     62,586,212          154,272        62,740,484
           Long-term debt                                28,137,868          807,330        28,945,198
           Non-controlling interest                      25,384,536         (646,509)       24,738,027
           Capital stock                                  1,906,156         (226,420)        1,679,736
           Cumulative translation account                (1,474,766)          46,106        (1,428,660)
           Retained earnings                             20,629,808          (84,582)       20,545,226
                                                                           ----------

           Total liabilities and equity                 149,082,104           50,197       149,132,301
                                                                           ==========

18. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

          The effect on earnings for the above differences between accounting principles generally accepted in Canada and those accepted in the United States are summarized as follows:

                                                                                 2004             2003              2002
                                                                                 ----             ----              ----
                                                                                   $                $                 $
           Earnings for the year
           - Canadian accounting principles                                    5,239,473        2,868,559         2,853,318
           Gain on equity investment transactions                                 88,989                -            71,223
           Equity in earnings of significantly influenced company                343,072            9,241             2,232
           Gain on sale of investment in former consolidated subsidiary          126,102                -                 -
           Effect on accounting for convertible note                             155,186         (990,257)                -
           Related tax impact                                                     (4,940)         (17,450)                -

           Non-controlling interest thereon                                      (83,420         )558,165                 -
                                                                               ----------       ----------        ----------
           Earnings for the year
           - United States accounting principles                               5,864,462        2,428,258         2,926,773

           Translation adjustment loss                                           (12,894)      (1,990,221)          (94,978)

           Unrealized gain on available for sale securities                        7,623                -                 -
           Related tax impact                                                     (1,395)               -                 -
                                                                               ----------      -----------        ----------


           Comprehensive income                                                5,857,796          438,037         2,831,795
                                                                               ==========      ===========        ==========

           Earnings per share - U.S. GAAP                                           1.17             0.50              0.58
                                                                               ==========      ===========        ==========

           Diluted earnings per share - U.S. GAAP                                   1.10             0.43              0.51
                                                                               ==========      ===========        ==========


         Reconciliation of U.S. GAAP Effective Income Tax Provision:

                                                                              2004             2003              2002
                                                                              ----             ----              ----
           Income tax computed at statutory combined income tax rates        $ 2,454,555      $ 3,636,747       $ 4,833,087

           Increase (decrease) in tax resulting from
             Differing tax rates in foreign countries                              -                -                39,253
             Investment tax credit                                                (3,027)           -                 -
             Large corporations tax                                               17,177          141,189            64,824
             Manufacturing and processing tax credit                             (42,737)        (135,813)          (60,689)
             Non-deductible expenses                                             (24,358)         561,707           210,484
             Non-taxable equity items                                           (249,533)          (2,376)           10,687
             Non-taxable portion of capital gain                                (858,891)           -                 -
             Reduction in future tax rates                                         -                3,384            41,541
             Other                                                               (27,820)          74,600            53,627
                                                                              -----------      -----------       -----------

           Effective income tax provision                                    $ 1,265,366      $ 4,279,438       $ 5,192,814
                                                                              ===========      ===========       ===========


         Reconciliation of Shareholders' Equity:

                                                                                  2004             2003              2002
                                                                                  ----             ----              ----
           Shareholders' equity based on Canadian GAAP                      $ 27,047,237     $ 21,812,109      $ 21,190,516

           Purchase of non-arm's length companies (Note 18(b))                  (226,420)        (226,420)         (226,420)

           Effect of accounting for convertible note (Note 18(g)), net
            of related tax impact and non-controlling interest                  (386,663)        (403,435)                -

           Effect of GAAP differences in former subsidiary on
            accounting gain on sale of shares                                    126,102                -                 -

           Effect of GAAP differences in subsidiaries and effectively
            controlled companies on equity investment transactions               797,022          364,961           355,720

           Comprehensive income adjustments:
             Cumulative translation loss recorded to income                      872,146        1,428,660          (561,559)
             Unreliazed gain on available for sale securities, net
               of income taxes                                                     6,228                -                 -
                                                                             ------------     ------------      ------------

           Shareholders' equity based on U.S. GAAP                          $ 28,235,652     $ 22,975,875      $ 20,758,257
                                                                             ============     ============      ============

          The effect on the statement of cash flows for the above differences between accounting principles generally accepted in Canada and those accepted in the United States is summarized as follows:

                                                                            Canadian
                                                                           Accounting        Increase       U.S. Accounting
                                                                           Principles       (Decrease)        Principles
                                                                           ----------       ----------        ----------
                                                                               $                 $                 $
           December 31, 2004
           Operating activities
             Earnings for the year                                             5,239,473          624,989         5,864,462
             Equity in earnings of significantly influenced companies           (276,429)        (343,072)         (619,501)
             Gain on sale of investment in former consolidated
             subsidiary                                                       (8,738,863)        (126,102)       (8,864,965)
             Loss on disposal of investment in equity investee                    26,706          (88,989)          (62,283)
             Future income taxes                                                (393,832)           4,940          (388,892)
             Non-controlling interest                                           (506,814)          83,420          (423,394)
             Net cash flows of deconsolidated subsidiary                      (1,648,310)        (155,186)       (1,803,496)
                                                                                               -----------
           Total cash and cash equivalents used for operating
            activities                                                        (1,119,475)               -        (1,119,475)
                                                                                               ===========

18. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

                                                                            Canadian
                                                                           Accounting        Increase       U.S. Accounting
                                                                           Principles       (Decrease)        Principles
                                                                           ----------       ----------        ----------
                                                                               $                 $                 $
           December 31, 2003
           Operating activities
             Earnings for the year                                             2,868,559         (440,302)        2,428,257
             Equity in earnings of significantly influenced companies             (2,750)          (9,241)          (11,991)
             Future income taxes                                                 800,142           17,450           817,592
             Non-controlling interest                                          3,786,937         (558,165)        3,228,772
           Change in non-cash components of working capital                   28,575,739          154,272        28,730,011
                                                                                                 --------
           Total cash and cash equivalents used for operating
            activities                                                        45,207,922         (835,986)       44,371,936
                                                                                                 =========

           Financing activities
           Proceeds from long-term debt                                                -          835,986           835,986
                                                                                                 --------
           Total cash and cash equivalents used for financing
              activities                                                      13,195,560          835,986        14,031,546
                                                                                                 ========

           December 31, 2002
           Operating activities
              Earnings for the year                                            2,853,318           73,455         2,926,773
              Equity in earnings of significantly influenced companies           (19,638)         (2,232)           (21,870)
              Loss on disposal of investment in equity investee                  115,978          (71,223)           44,755
                                                                                                 ---------
           Total cash and cash equivalents used for operating
              activities                                                      30,571,519                -        30,571,519
                                                                                                 =========


         New United States Recent Accounting Pronouncements:

     (i)  FASB Interpretation No. 46 (FIN 46)

          In January 2003, FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("VIEs") ("FIN 46"), which is effective for the Company commencing with its 2004 fiscal year.

          In December 2003, the FASB issued FIN 46R which superseded FIN 46 and contains numerous exemptions. FIN 46R applies to financial statements of public entities that have or potentially have interests in entities considered special purpose entities for periods ended after December 15, 2003 and otherwise to interest of VIEs for periods ending after March 15, 2004. VIE's are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guidelines provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The Company was not impacted by these standards.

18. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

     (ii) Statement of Financial Accounting Standards No. 151 (SFAS 151)

          In November 2004, FASB issued SFAS No. 151, "Inventory Costs - An Amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4." This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. In addition, the statement also addresses the allocation of fixed overheads to the costs of conversion, and concludes that it should be based on the normal capacity of production facilities. The requirements of SFAS 151 would not have had an impact on the Company's consolidated financial statements as at December 31, 2004.

     (iii) Statement of Financial Accounting Standards No. 153 (SFAS 153)

          In December 2004, FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets - An Amendment to Accounting Principles Board ("APB") Opinion No. 29". This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The requirements of SFAS 153 would not have had an impact on the Company's consolidated financial statements as at December 31, 2004.

     (iv) Statement  of  Financial  Accounting  Standards  No.  123  (SFAS  123)
          (Revised)

          In December 2004, FASB issued SFAS No. 123 (Revised), "Share-Based Payments". This statement requires an entity to recognize the grant-date fair value of stock options and other equity-based compensation transactions using the intrinsic value method of APB Opinion 25. The requirement is effective for the first interim period commencing after June 15, 2005.

19.     SUMMARY OF FINANCIAL DATA FOR SIGNIFICANT INFLUENCED COMPANY

          Summary of financial data of Polyair Inter Pack Inc. accounted for using the equity method of accounting commencing March 1, 2004.

                           CONSOLIDATED BALANCE SHEETS
                                AS AT OCTOBER 31

                                                                                               2004                2003
                                                                                         -----------------------------------
         Current assets                                                                   $ 93,381,242         $ 78,481,013
         Property, plant and equipment                                                      52,004,872           49,828,586
         Other assets                                                                        3,421,437            4,348,629
                                                                                           -----------          -----------

                                                                                          $148,807,551         $132,658,228
                                                                                           ===========          ===========

         Current liabilities                                                              $ 73,870,889         $ 59,715,191
         Long-term debt                                                                     28,371,498           28,796,148
         Future income taxes                                                                 5,912,302            4,790,348
         Shareholders' equity                                                               40,652,862           39,356,541
                                                                                           -----------          -----------

                                                                                          $148,807,551         $132,658,228
                                                                                           ===========          ===========


                      CONSOLIDATED STATEMENTS OF OPERATIONS
                          FOR THE YEAR ENDED OCTOBER 31

                                                                         2004                 2003                2002
                                                                   ---------------------------------------------------------
         Revenue                                                     $254,118,271         $207,613,785         $187,643,272
         Cost of sales                                                211,836,647          160,000,628          143,127,774
                                                                      -----------          -----------          -----------
                                                                       42,281,624           47,613,157           44,515,498

         Expenses                                                      43,665,864           36,394,669           32,629,818
         Income taxes (recovery)                                          (51,710)           4,340,489            4,900,282
         Extraordinary gain, net of taxes                              (1,256,953)                   -                    -
                                                                      ------------         -----------          -----------

         Net earnings (loss) for the year                            $    (75,577)        $  6,877,999         $  6,985,398
                                                                      ============         ===========          ===========

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          FOR THE YEAR ENDED OCTOBER 31

                                                                          2004                 2003                2002
                                                                    --------------------------------------------------------
         Cash provided for (used in) operating activities            $  3,249,781         $ 45,251,592         $ 26,420,073
         Cash provided for (used in) financing activities              13,196,683           13,661,270          (13,535,832)
         Cash provided for (used in) investing activities             (12,623,894)         (60,710,129)          (9,428,451)
         Effect of currency translation on cash balances               (2,209,047)          (1,708,914)            (193,326)
                                                                      ------------         ------------         ------------

         Increase (decrease) in cash                                    1,613,523           (3,506,181)           3,262,464
         Cash at beginning of year                                      1,170,886            4,677,067            1,414,603
                                                                      ------------         ------------         ------------

         Cash at end of year                                         $  2,784,409         $  1,170,886         $  4,677,067
                                                                      ============         ============         ============

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
DECEMBER 31, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)

         Column A              Column B                Column C                 Column D         Column E         Column F
         --------              --------                --------                 --------         --------         --------

                                                               Additions
                                                              Charged to
                               Balance        Charged to         Other                                           Balance End
                              Beginning        Costs and       Accounts -                      Deductions -       of Period
       Description            of Period        Expenses         Describe        Other (1)      Describe (2)
       -----------            ---------        --------         --------        ------         ---------

                                  $                $               $                $                $                $
Allowance for doubtful
accounts

December 31, 2004             2,252,073          113,077              -       (2,047,732)               -           317,418

December 31, 2003             1,847,388          606,542              -                -         (201,857)        2,252,073

December 31, 2002             1,784,290          246,737              -                -         (183,839)        1,847,388



(1) Deconsolidation of subsidiary.

(2) Deductions represent bad debts written off against accounts receivable and reservals of over accruals.