Form 20-F
period 2005-12-31
CONSOLIDATED MERCANTILE INC
filed 2006-06-27
CIK 784012

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


For the Fiscal year ended:         December 31, 2005
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

                                      None

     At June 2, 2006, the Company had outstanding 5,094,507 Common Shares, no par value and 315,544 Non-Voting, Non-Participating, $0.04 Non-Cumulative, $0.44 Redeemable, Class A Preference Shares, no par value.

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

UNLESS OTHERWISE NOTED, THE DOLLAR AMOUNTS CONTAINED IN THIS REPORT ARE IN CANADIAN CURRENCY ($1 CDN = $0.9090 U.S. AT JUNE 2, 2006) AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA.

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

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.  KEY INFORMATION.

A. Selected Financial Data

                        (All Figures in Canadian Dollars)
                 (Prepared in Accordance with Canadian G.A.A.P.)

SUMMARY OF OPERATING DATA

                                                                                        Year Ended December 31
                                                         2005            2004            2003            2002             2001
                                                       --------        ---------       -----------     ---------      -------------
     Sales                                           $ 37,000,566    $  88,053,309   $ 177,100,472   $ 187,258,158    $177,705,489
     Cost of sales                                     32,165,061       69,462,839     133,278,323     139,293,131     134,551,642
                                                     -------------   --------------  --------------  --------------   -------------

     Gross profit*                                      4,835,505       18,590,470      43,822,149      47,965,027      43,153,847

     Expenses                                           8,343,387       19,098,176      37,487,214      37,767,500      36,671,347

     Earnings (loss) from
       continuing operations                           (2,385,411)       5,694,657       1,618,469       2,179,375       1,219,396

     Earnings (loss) from
       discontinued operations                         (3,718,042)        (455,184)      1,250,090         673,943          25,996

     Net earnings (loss) for the year                $ (6,103,453)   $   5,239,473   $   2,868,559   $   2,853,318    $  1,245,392
                                                     =============   ==============  ==============  ==============   =============


     Earnings (loss) per share from
       continuing operations
          Basic                                      $      (0.47)   $        1.13   $        0.33   $        0.42    $       0.23
                                                     =============   ==============  ==============  ==============   =============
          Diluted                                    $      (0.47)   $        1.07   $        0.29   $        0.38    $       0.22
                                                     =============   ==============  ==============  ==============   =============

     Earnings (loss) per share from
       discontinued operations
          Basic                                      $      (0.73)   $       (0.09)  $        0.26   $        0.14    $       0.00
                                                     =============   ==============  ==============  ==============   =============
          Diluted                                    $      (0.73)   $       (0.09)  $        0.22   $        0.13    $       0.00
                                                     =============   ==============  ==============  ==============   =============

     Earnings (loss) per share
          Basic                                      $      (1.20)   $        1.04   $        0.59   $        0.56    $       0.23
                                                     =============   ==============  ==============  ==============   =============
          Diluted                                    $      (1.20)   $        0.99   $        0.51   $        0.51    $       0.22
                                                     =============   ==============  ==============  ==============   =============

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

SUMMARY OF BALANCE SHEET DATA

                                                  As at December 31,
                              2005            2004          2003          2002           2001
Total Assets: ....        $ 33,270,077   $ 39,557,212   $149,082,104   $123,341,699   $128,825,637

Working Capital: .          14,846,470     17,585,857     21,874,325     21,996,446        999,131

Long term debt: ..             562,685      1,087,500     28,137,868     30,493,061     16,740,387

Dividends declared
 per equity share:             Nil            Nil            Nil            Nil            Nil

Shareholders'
  Equity .........        $ 20,830,461   $ 27,047,237   $ 21,812,109   $ 21,190,516   $ 18,432,176

     The effect on net income, earnings per share and total assets of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States as described in Note 16 to the Audited Consolidated Financial Statements of Consolidated Mercantile Incorporated are summarized as follows:

                                                                   Fiscal Year
                                                                Ended December 31
                                           2005             2004            2003            2002            2001
     Earnings (loss) from continuing
       operations                       $ (2,060,583)    $ 6,319,646    $  1,178,168    $  2,252,830     $  1,242,697

     Earnings (loss) per share from
       continuing operations
          Basic                         $      (0.41)    $      1.26    $       0.24    $       0.44     $       0.23
          Diluted                       $      (0.41)    $      1.19    $       0.21    $       0.38     $       0.23

     Earnings (loss) from discontined
       operations                       $ (3,718,042)    $  (455,184)   $  1,250,090    $    673,943     $     25,996

     Earnings (loss) per share from
       discontinued operations
          Basic                         $      (0.73)    $     (0.09)   $       0.26    $       0.14     $       0.00
          Diluted                       $      (0.73)    $     (0.09)   $       0.22    $       0.13     $       0.00

     Net earnings (loss)                $ (5,778,625)    $ 5,864,462    $  2,428,258    $  2,926,773     $  1,268,693

     Earnings (loss) per share
          Basic                         $      (1.14)    $      1.17    $       0.50    $       0.58     $       0.23
          Diluted                       $      (1.14)    $      1.10    $       0.43    $       0.51     $       0.23

     Total Assets                       $ 34,307,868     $40,194,081    $149,655,191    $123,470,999     $128,881,483


     The following table sets forth the high and low exchange rates for each month during the previous six months.




                          C$ HIGH                       C$ LOW
                    C$/US$        US$/C$          C$/US$        US$/C$
May 2006            1.0989       0.9100           1.1232        0.8903
April 2006          1.1203       0.8926           1.1718        0.8534
March 2006          1.1320       0.8834           1.1722        0.8531
February 2006       1.1379       0.8788           1.1577        0.8638
January 2006        1.1436       0.8744           1.1726        0.8528
December 2005       1.1507       0.8690           1.1736        0.8521



     The following tables set forth a history of the average exchange rates for the US/Canadian dollar during the last five fiscal years of the Company, calculated using the average of the exchange rates on the last day of each month during the period.


Fiscal Year
Ended December 31,          C$/US$              US$/C$

2001                       1.5519              0.6444
2002                       1.5702              0.6368
2003                       1.3916              0.7186
2004                       1.2984              0.7702
2005                       1.2083              0.8276

Source:  Federal Reserve Statistical Release

     On June 2, 2006 the exchange rate for the US/Canadian dollars was $0.9090 ($1.1001/1US$), based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York. The above averages are calculated from daily noon buying rates.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable

D.  Risk factors

     Consolidated Mercantile Incorporated's business is subject to a number of broad risks and uncertainties, including the following:

1. The  Company  retains  a 23%  equity  interest  in  Polyair  Inter  Pack Inc.
("Polyair"), previously the Company's specialty pool cover and packaging subsidiary. Due to operating losses incurred, primarily in its Pool Division, Polyair's working capital position has deteriorated as it has used its bank facility to partially finance operating losses, capital expenditures and long-term debt repayments. In late 2005, Polyair's Board reaffirmed Polyair's business strategy in the protective packaging industry and determined that it would explore the sale of Polyair's Pool Division. Based on the working capital requirements of the Pool Division, Polyair's bank line is not sufficient to fund its cash requirements and it must either complete the sale of the Pool Division or raise additional capital in order for it to meet its financial requirements. In connection with the renewal of Polyair's banking facilities, in October 2005 Polyair's lenders required Polyair to complete the sale of the Pool Division by February 28, 2006 and to satisfy certain financial covenants. Additionally, Polyair committed to raise new capital by March 31, 2006, in the event it was not successful in selling the Pool Division. The lenders subsequently have agreed to extend the requirement that Polyair complete the sale of the Pool Division or raise additional capital to June 30, 2006. Subsequent to its recent quarter end, Polyair reached an agreement for the sale of its Pool accessories business. Net proceeds from this sale will be used to pay down the bank debt. Polyair's ability to meet its amended covenants is dependent on an improvement in its profitability. At April 29, 2006, Polyair's most recent quarter end, this improvement was not clearly established and it is therefore likely that in future periods Polyair may not be in compliance of its revised covenants. Under the terms of Polyair's lending agreements, violation of these financial covenants constitutes an event of default, which enables the lenders to demand repayment of the bank indebtedness, trigger cross defaults on the term loans thereby allowing the lenders to demand repayment of these loans, as well as take possession of the collateral security, as described in Polyair's consolidated financial statements. There can be no assurance that Polyair will realize the necessary improvement in profitability in order to meet the revised bank covenants or that the additional debt or equity financing will be available when required or that it can be secured on satisfactory terms. In such an event, adjustments may be necessary to the carrying value of the Company's investment therein.

2. Distinctive Designs Furniture Inc. ("Distinctive"), the Company's furniture manufacturing subsidiary, has been advised by its bank that the bank has decided not to renew its credit facility beyond July 31, 2006. Distinctive is currently pursuing alternative financing with various financial institutions and believes it will be able to secure such financing. However, there can be no assurance that Distinctive will be able to do so or that such financing will not be substantially more expensive than the current facility.

3. Foreign Exchange. The Company's operating results are reported in Canadian dollars. Historically, approximately 73% of Polyair's and 20% of Distinctive's sales revenues were generated primarily in the United States in U.S. dollars. While Polyair is now being accounted for using the equity method and revenues and expenses from this investment are no longer recorded, the equity results therefrom still have a direct impact on the results of the Company. The average exchange rate for income statement translation of U.S. dollar denominated amounts was 1.22 for 2005 and 1.32 for 2004. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars and may also impact the results of Polyair. As a result of the strengthened Canadian dollar, the furniture industry is exposed to additional competition from imported products. Offshore manufacturers have made in-roads into the Canadian upholstery market and Distinctive is under increased pressure to adjust selling prices to meet this import competition. Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, the Company, Polyair, and Distinctive may hedge their currency risk based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

4. Raw Materials. Distinctive and Polyair use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally, they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk related to changes in commodity prices related to these components.

5. Weather. Weather is the principal external factor that affects demand for Polyair's Pool Division products. Unseasonal late warming or a wet early summer can decrease the length of the pool season and reduce demand for these products. Polyair's pool products business is highly seasonal and as a result a substantial portion of its operating income is generated in its third quarter. Any factors that disrupt sales or operations in these months could materially affect the earnings of Polyair.

6. Environmental Regulation. Polyair and Distinctive are subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. Included in the assets purchased by Polyair from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. is a property in Toronto that has been identified as having some industrial contamination. Polyair has reserved funds for remediation thereof and has taken on an insurance policy that covers liability for offsite damages and claims. In addition, Polyair has entered into a put/call agreement that allows for the sale of this property. The Company had previously reported that Polyair had entered into a sale and leaseback of this property with an unrelated third party. The sale and leaseback agreement was subject to financing, environmental due diligence conditions, the consent of the put/call purchaser and Polyair's lenders. This potential third party purchaser advised that it was unable to meet the conditions for its purchase of this property and this conditional agreement has lapsed. Polyair is now considering its options with regard to the property. Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.

7. Credit Risk. Distinctive and Polyair face a certain degree of credit risk arising from the sales of products on credit terms to customers. Distinctive and Polyair seek to maintain a diversity in their customers so that they are not exposed in a material manner to credit risk from any one customer. Distinctive and Polyair attempt to mitigate credit risk through the establishment of credit limits and terms of sales with its customers. Credit limits are reviewed and monitored regularly. Three separate customers at Distinctive accounted for approximately 46% (2004 - 46%) of its revenues. Loss of any of these customers could result in unsold inventory and decreased capacity utilization.

8. Legal Claims. Polyair has been named from time to time as a defendant in claims arising from pool-related injuries. In each case which has been resolved, Polyair has either prevailed (on the merits or by dismissal) or secured settlement well within insurance coverage limits. Polyair believes its products are safe and contain proper use warnings, but avoidance of litigation cannot be assured.

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


B.  BUSINESS OVERVIEW

The Company has significant  investments in three principal  industry  segments:
(i) the manufacture of furniture (ii) the manufacture of packaging  material and
(iii) the manufacture of specialty covers and pool products. The Company operates in two geographic segments: Canada and the United States.

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

Distinctive focuses on the manufacture and sale of leather and fabric upholstered furniture for sale to major Canadian department stores, mass merchants and independent furniture stores, as well as to a growing number of customers in the United States. Products are sold under its own brand names - Distinctive and Kroehler. The Furniture Division's design department continually updates and modifies product lines to meet changing trends, expand product placement and enhance brand awareness. Approximately 25% of Distinctive's 2005 sales were derived from customers in the United States. Four separate customers at Distinctive accounted for approximately 46% of its revenues in 2005.

Distinctive purchases wood frames, fabrics and leather from a variety of third party suppliers. Distinctive purchases goods and services in both Canadian and U.S. dollars. The Furniture Division produces and distributes its products from three Canadian facilities and one U.S. plant. Distinctive's sales and performance for the 2005 year were impacted by a difficult retail environment and by increased competition, primarily from offshore manufacturers. Distinctive has embarked on a profit improvement program including a substantial increase in its component import programs designed to reduce material and labour costs. As part of its cost reduction plan and to improve customer service, in 2005 Distinctive relocated one of its Toronto manufacturing plants to North Carolina, United States. Production commenced at this new facility in late March 2005. The Furniture Division plans to further reduce overhead costs by consolidating its Canadian manufacturing facilities.

The Furniture Division uses a combination of in-house sales and marketing staff as well as independent agents and representatives in Canada and the United States. The Canadian and U.S. markets are serviced by approximately 14 independent agents in each market and supported by a customer service team in Toronto. Distinctive participates in national and regional trade shows throughout North America to promote its products. The Furniture Division continues to develop its niche as a manufacturer of quality fabric and leather furniture in the industry. The Company's largest competitors are Chinese furniture manufacturers and local distributors of Chinese manufactured goods.


Protective Packaging and Specialty Pool Products

The Company has a 22.8% interest (44.5% until March 2004) in Polyair. Polyair is a publicly traded holding company which owns 100% of Cantar/Polyair Corporation ("CPC"), a Delaware corporation which manufacturers protective packaging and specialty pool products. Polyair was organized to effect a capital restructuring and initial public offering of this business unit (the "IPO"), all of which was completed on February 20, 1996. The IPO consisted of the offer and sale to the public of 2,800,000 common shares of Polyair, including 400,000 shares sold by selling shareholders (244,000 by the Company) at $6.00 per share. On April 16, 1996, Polyair issued from treasury and sold to the public an additional 420,000 shares at $6.00 per share pursuant to the exercise of an underwriter's over-allotment option. At the time of the IPO, Polyair also repaid approximately $2,700,000 of its obligations to the Company.

Effective November 1, 1999, Polyair adopted the U.S. Dollar as the reporting currency for its operating results. The Canadian Dollar is the functional currency of Polyair's Canadian operations. Income statement results are translated using the average rate of exchange for the year and all assets and liabilities are translated at the year-end exchange rate.

On May 8, 2003, Polyair acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase price of US$40.2 million. The results of operation for this acquisition have been consolidated by Polyair from the date of acquisition. The purchase cost was allocated to the fair value of the net assets acquired. The final purchase cost was financed through cash and the issuance of a US$5.0 million six-year 6% note to the seller, convertible into 598,802 shares of Polyair's stock at a price per share of US$8.35. The note is convertible at the option of the holder any time after March 31st, 2004. The note can be settled, at the option of the Company, after March 31, 2006, through payment of cash or the issuance of 598,802 fully paid and non-assessable Series A preference shares.

In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair to Glencoe Capital LLC ("Glencoe"), a Chicago-based private equity firm. Under the terms of a shareholder agreement entered into with Glencoe, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. This sale substantially enhanced the Company's working capital and allows the Company to build on its expanded equity base.

The corporate office of Polyair, located in Toronto, oversees the activities of the two stand-alone operating divisions - Polyair Packaging and Cantar Pool Products.

Over the last three years, Polyair has continued to expand its manufacturing capacity and invested in the acquisition of modern equipment so as to maximize production and increase efficiency rates. In Polyair's Packaging Division these investments have included investments in continuous cast extrusion lines for bubble production to replace its film based bubble lines.

Polyair's sales revenues are generated primarily in the United States in U.S. dollars. Approximately 72% of Polyair's 2005 sales were derived from customers in the United States, where seven of Polyair's eleven manufacturing facilities are located.

In the protective packaging industry, Polyair sells its products to distributors and retailers in North America who service a wide variety of end users. Polyair's Packaging Division is expanding its protective packaging lines by the exploitation of joint venture partnerships that are expected to result in new product launches in mid to late 2006. In the swimming pool industry, Polyair serves leading distributors and retailers in Canada and the United States and exports approximately 16% of its products to Europe. Polyair sells it products under its own brand names and it produces a variety of private label products for certain customers. In Polyair's fiscal year ended October 31, 2005, while no customer accounted for more than 10% of Polyair's consolidated revenues, one customer in the pool division did account for approximately 17% of this division's revenues.

Polyair purchases goods and services in both functional currencies. To reduce its exposure to exchange rate fluctuations, Polyair may hedge its currency risks based on Polyair's management's view of currency trends, estimated currency requirements and consultation with Polyair 's financial advisors.

Demand and pricing for certain of Polyair's protective packaging and pool accessory products are cyclical in nature and are subject to general economic conditions that affect the market demand. Adverse spring weather may affect pool product sales volumes. Polyair seeks to manage these risks through product line diversification in the major markets of the U.S. and with new product introductions and innovations.

Polyair's packaging division participates in a large market which is experiencing dramatic growth in North America and most international markets. Management believes the industry will experience ongoing consolidation. During 2004 to 2005, the plastic protective packaging industry was buffered by rapid new material and fuel escalation brought on by higher oil and natural gas prices.


Polyair competes with numerous manufacturers of similar products as well as alternative packaging products such as paper, cardboard and styrene chips. With respect to similar products, Polyair's largest competitors are Sealed Air Corporation and Pregis.

In the pool industry, Polyair has different competitors in each of its three product sectors: (i) Above Ground Pools, (ii) Pool Equipment, and (iii) Pool Accessories. Polyair competes with Asahi/America, Wilbar International, Doughboy Recreational, and Delair in the Above Ground Pool sector. In the Pool Equipment sector Polyair's largest competitors include Pentair, Inc., Hayward Industries, Water Pik Technologies, Inc. and Zodiac S.A. Polyair's principal competitors in the Pool Accessories sector are Midwest Canvas Corporation and Covertech Fabricating Inc.

Polyair owns several patents and with the Atlantic/Jacuzzi asset purchase acquired various patents and trademarks related to the above ground pool, pumps, filters and pool accessories. Polyair is also licensed to use the Jacuzzi brand name for use in its pool equipment product line under an agreement which expires September 2006 and Polyair is currently exploring various options to brand name its pool equipment product line. In November 2006 Polyair acquired a three-year exclusive license through North America to manufacture, distribute and sell swimming pool cleaning and maintenance products under the Dirt Devil Brand, an internationally recongizned brand name.

Polyair retains approximately 66 sale representatives who effectively market its products through distributors and retailers located across North America and Europe. Customer service representatives and technical sales support personnel are located at many of the Polyair facilities to provide sales and other support. In addition, Polyair also participates in national and regional trade shows throughout North America and advertises through brochures and trade publications.

Polyair is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposal of wastes and otherwise relating to the protection of the environment. Included in the assets purchased by Polyair from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. is a property in Toronto that has been identified as having some industrial contamination. Polyair has reserved funds for remediation thereof and has taken on an insurance policy that covers liability for offsite damages and claims. In addition, Polyair has entered in a put/call agreement that allows for the sale of this property. Polyair entered into this transaction with a view to divesting itself of a source of potential environmental liability. Polyair had previously reported that it had entered into a sale and leaseback of this property with an unrelated third party. The sale and leaseback agreement was subject to financing, environmental due diligence conditions, the consent of the put/call purchaser and Polyair's lenders. This potential third party purchaser advised that it was unable to meet the conditions for its purchase of this property and this conditional agreement has lapsed. Polyair is now considering its options with regard to the property. Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by Polyair. See Item 7. Risks and Uncertainties

In late 2005, Polyair's Board of Directors reaffirmed Polyair's business strategy in the protective packaging industry and determined that it would explore the sale of Polyair's Pool Division. As a result, it received several expressions of interest and entered into negotiations with prospective purchasers. These negotiations did not materialize into a sale of the entire Pool Division due to the inadequacy of the consideration being offered or the inability of the purchasers to obtain adequate financing. In its second quarter, Polyair received expressions of interest from parties interested in acquiring individual business units of the Pool Division and commenced negotiation for the sale of the assets. Subsequent to its recent quarter end, Polyair reached an agreement for the sale of its pool accessories business and management is working towards expediting the completion of this sale. After effecting this sale, the Pool Division will be left with two remaining product groups and Polyair is actively engaged in soliciting prospective buyers for these assets. To the extent that Polyair concludes a sale of the remainder of its Pool Division, it will operate with its Packaging Division as its principal business. As a result, the Pool Division has been presented as a discontinued operation. Polyair continues to seek growth and an improvement in profitability through the expansion of its packaging product line and a focus on improved manufacturing efficiency.

Other Investments

The Company's wholly-owned subsidiary, 2041804 Ontario Inc., holds investments in marketable securities.


The Company holds a 1.44% equity interest in Genterra Inc. ("Genterra"), an Ontario public company with significant interests in real estate properties located in Ontario, Canada, investments in loans and mortgages, and an investment in Synergx Systems Inc., a Delaware company engaged in the fire and life safety business in the New York Metropolitan area.


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

Business Conditions

     Other than as described under Item 1 D. Risk Factors, the Company is not aware of any other distinctive or special characteristics of its operation or industry or those of its subsidiaries or affiliates which may have a material impact on future financial performance or of any material country risks which could materially affect operations of the Company or its subsidiary or affiliated corporations.

Plan of Operations

     Distinctive continues its efforts to expand brand awareness. Upward cost pressures and strong offshore competition will continue to challenge Distinctive. Accordingly, Distinctive has embarked on a profit improvement program including a substantial increase in its component import programs designed to reduce material and labour costs. In addition, Distinctive's product development activities are focused on expanding its product line. Distinctive's management believes that its focus on improved manufacturing efficiency and cost reductions together with new product initiatives should result in improved results in the coming quarters.

     The Packaging Division over the last two years has been consolidating its Toronto manufacturing facilities from three facilities to a single plant. The division now manufactures its products in two Canadian and seven US plants. Polyair's management believes that capital expenditures incurred over the last two years should result in improvements in production efficiency and capacity. The principal raw material used in this division's manufacturing is polyethylene resin and it sources the material from several North American suppliers. Product development is focused on providing more specialized protective packaging solutions to the marketplace undertaken in-house and through joint ventures and licensing arrangements. Sales of protective packaging materials are typically not subject to seasonal variation, although, the fourth quarter is generally the strongest.

     The market for protective packaging products is very competitive and Polyair expects that while it has been successful in recent months in regaining a portion of the sales volumes lost in the earlier part of the year, its margins will continue to be under pressure until raw material costs stabilize and it lowers its operating costs.

     Polyair is continuing to seek the sale of its Pool Business and its has concluded the sale of its accessory business. The division's working capital requirements are declining as it collects its receivables, however the current asset build up and operating losses has strained Polyair's working capital. Polyair's management is evaluating several alternatives to address this working capital deficit and to provide adequate funding for future years requirements.


C.  ORGANIZATIONAL STRUCTURE

     The Company's investment comprises of a 50.33% interest in Distinctive and a 22.80% interest in Polyair (56% until March 2004, including by way of voting rights under a shareholder agreement with operating management) which in turn owns 100% of Cantar/Polyair Corporation, a Delaware corporation ("CPC") which manufacturers packaging and specialty cover products.


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

Distinctive Designs Furniture Inc.

     Distinctive leases approximately 136,000 square feet of manufacturing, office and warehouse space at 600 Clayson Road, North York, Ontario. This lease has been renewed until April 30, 2008 with an option to renew for a further period of five years.

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

     Polyair has seven leased office and/or manufacturing facilities.

     The leases relating to two of the Toronto facilities, and to the Atlanta facility provide the Company with an option to renew for an additional five-year term.

     In addition, Polyair owns its 156,000 square foot facility in Youngstown, Ohio, its 94,000 square foot facility in Bardstown, Kentucky and its 265,000 square foot facility in Toronto, Ontario.

     The Toronto, Corona and Youngstown plants manufacture and distribute packaging and pool products. The Atlanta, Bardstown, Carlstadt, Chicago, Cobourg, Corona, Dallas, and Toronto plants manufactures and/or distributes packaging products.



ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS


General

The following table sets forth items derived from the consolidated statements of operations for the years ended December 31, 2005 and 2004:

(In thousands of dollars)

                                             Years Ended
                                               December
                                       -------------------------
                                           2005         2004
                                       -------------------------
Sales                                    $ 37,000    $ 88,053
Cost of sales                              32,165      69,463
                                         --------    --------
Gross profit *                              4,835      18,590
Other income                                  616         185
Expenses                                   (8,343)    (19,098)
Income (loss) on equity items              (1,241)      8,766
                                         --------    --------
Earnings (loss) before income taxes        (4,133)      8,443
Income taxes                                  748      (2,410)
Non-controlling interest                    1,000        (338)
                                         --------    --------
Earnings (loss) from continuing            (2,385)      5,695
   operations
Discontinued operations                         -        (678)
Share of earnings (loss) from
   discontinued  operations of equity
   investee                                (3,718)        222
                                         --------    --------
Net earnings (loss)                      $ (6,103)   $  5,239
                                         ========    ========

* Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net earnings (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. The Company defines Gross profit as net earnings (loss) before other income, selling and administrative expenses, interest expense, amortization, gain (loss) on foreign exchange, gain on sale of investment, income (loss) on equity items, non-controlling interest and income taxes.

Fiscal 2005 compared to Fiscal 2004

Sales. Sales for the year ended December 31, 2005 were $37.0 million, a decrease of $51.1 million as compared to $88.1 million for the comparable 2004 period. The substantial decreases during the year are due to the 2004 deconsolidation of Polyair and the decrease in sales of approximately $10.2 million at Distinctive. Distinctive's sales for the year ended December 31, 2005 were impacted by a difficult retail environment and by increased competition, primarily from offshore manufacturers.

Gross Profit. Gross profit for the year ended December 31, 2005 decreased to 13.1% as compared to 21.1% for the comparable 2004 period. The large decrease in gross profit percentage for the 2005 year was due in part to the deconsolidation of Polyair, as traditionally gross profits from packaging sales have been higher than that of furniture. Furniture gross profit decreased to 13.1% for the year ended December 31, 2005 compared with 16.8% for the comparable 2004 period due to the decreased sales volumes and a reduction in gross profit margins. Distinctive's performance during the first half of the year was affected by a temporary decrease in production capacity and the costs associated with the first quarter relocation of one of its Toronto plants to a new North Carolina facility. Distinctive has implemented a number of adjustments including an increase in its component import programs so as to reduce labour and material costs and to enhance its ability to be more competitive in the industry.

Other Income. Other income for the year ended December 31, 2005 increased to $616,294 compared to $184,913 for the 2004 year. The increase in other income for the year is as a result of the increase in the Company's cash and short-term investments for a full year and the results achieved from its short-term investment portfolio.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales were 20.4% for the year ended December 31, 2005 and 16.5% for the comparable 2004 period. The increase in selling and administrative expenses as a percentage of sales for the year ended December 31, 2005 as compared to the 2004 period was due to the effect of absorbing fixed costs over lower sales volumes resulting from the deconsolidation of Polyair, the decreased sales levels at Distinctive and higher sales commission resulting from a shift in Distinctive's customer mix.

Other Expenses. Other expenses for the year ended December 31, 2005 were $786,054 compared to $4,570,402 in the comparable 2004 period. Other expenses for 2004 were adversely impacted by the exchange loss effect of a strengthening Canadian dollar on the Company's U.S. cash balances. The large decrease in other expenses for the 2005 year was due to the deconsolidation of Polyair and the elimination of the associated amortization and interest expense. Expenses for the year ended December 31, 2005 include a $320,000 cost as a result of the settlement of the outstanding convertible debenture and a goodwill impairment expense of $118,720. These expenses were partially offset by a gain realized on the Company's foreign exchange transactions.

Gain on Sale of Investment (2004). In March 2004, the Company sold a portion of its investment in Polyair for a total consideration of $20.3 million resulting in a gain of approximately $9.0 million. As the sale was negotiated in U.S. dollars, on closing the proceeds thereof were favourably impacted by a foreign exchange gain of approximately $0.7 million.

Equity Earnings (Loss). Equity loss for the year ended December 31, 2005 was $1,241,270 as compared to equity earnings of $27,294 for the comparable 2004 period. Losses for the year were due to the inclusion of the Company's portion of Polyair's losses for its year ended October 31, 2005. Polyair's results for the year ended October 31, 2005 were impacted by increased material and overhead costs, higher selling, general and administrative expenses, as well as higher interest expenses. In the comparative period, the financial results of Polyair for the four months ended February 29, 2004 were consolidated with the accounts of the Company and the results for the eight months ended October 31, 2004 were accounted for using the equity method.

Income Tax Provision. The effective tax rate before non-taxable equity items for the year ended December 31, 2005 and 2004 was 25.9% and 28.6% respectively. The difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to certain non-deductible expenses, the non-taxable portion of foreign exchange gains and losses, and in 2004, the capital gain tax treatment on the gain on sale of the investment in Polyair.

Discontinued Operations. Polyair initiated a process to dispose of its non-packaging assets and during its first fiscal 2006 quarter received conditional offers for the sale of its Pool Division. To the extent that Polyair concludes a sale of its Pool Division it will operate with its packaging business as its principal business and accordingly the operating results of the Pool Division have been classified as discontinued operations. The Consolidated Statement of Operations for the year ended December 31, 2004 includes the results of Polyair's discontinued operations for the four months ended February 29, 2004. Commencing March 2004, the Company's interest in Polyair's discontinued operations is accounted for using the equity method.

Net Earnings (Loss). Net loss for the year ended December 31, 2005 amounted to $6,103,453 as compared to net earnings of $5,239,473 for the comparable 2004 period. The decrease in year-to-date earnings were due to the losses generated by Distinctive and Polyair and the loss incurred on extinguishment of debt. Net earnings generated in 2004 were favourably impacted by the gain on sale of a portion of the Company's investment in Polyair.

Inflation. Inflation has not had a material impact on the results of the Company's operations in its last quarter and is not anticipated to materially impact on the Company's operations during its current fiscal year.


Fiscal 2004 Compared to Fiscal 2003

Sales. Sales for the year ended December 31, 2004 were $88.1 million, a decrease of $89 million as compared to $177.1 million for the comparable 2003 period. These substantial decreases were a result of the deconsolidation of Polyair. Commencing March 2004, Polyair is being accounted for using the equity method and, accordingly, revenues and expenses from this investment are no longer recorded. Furniture sales for the year remained fairly constant as compared to 2003, notwithstanding the difficult retail environment.

Gross Profit. Gross profit as a percentage of sales decreased to 21.1% for the year ended December 31, 2004 compared with 24.7% for the comparable 2003 period. The gross profit decrease for the year ended December 31, 2004 was due to the first quarter increase in cost of certain raw materials and the deconsolidation of Polyair.


Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales for year ended December 31, 2004 were 16.5%, compared to 16.0% for the comparable 2003 period. Selling and administrative expenses increased due to management compensation expenses incurred during the year. The increase in selling and administrative expenses as a percentage of sales was due to the deconsolidation of Polyair.


Other Expenses. Other expenses amounted to $4.6 million for the year ended December 31, 2004 as compared to $9.2 million for the comparable 2003 period. These substantial decreases were due to the deconsolidation of Polyair as previously noted. This decrease was partially offset by the adverse effect of foreign exchange rate fluctuations.


Gain on Sale of Investment. In March 2004 the Company sold a portion of its investment in Polyair for a total consideration of $20.3 million resulting in a gain of $8.7 million. As the sale was negotiated in U.S. dollars, on closing the proceeds thereof were favourably impacted by a foreign exchange gain of approximately $0.7 million.


Equity Earnings. Equity in earnings for the year ended December 31, 2004 was $27,294 as compared to $2,750 for the comparable 2003 period. The increase was due to the inclusion of the Company's share of equity in earnings in Polyair for the eight months from March to October 2004 (Polyair's fiscal year-end).


Income Tax Provision. The effective tax rate decreased to 28.6% for the year ended December 31, 2004, compared to 39.1% for the comparable 2003 period. The difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to the capital gain tax treatment on the gain on sale of the investment in Polyair and certain non-deductible expenses.

Discontinued Operations. Polyair initiated a process to dispose of its non-packaging assets and during its first fiscal 2006 quarter received conditional offers for the sale of its Pool Division. To the extent that Polyair concludes a sale of its Pool Division it will operate with its packaging business as its principal business and accordingly the operating results of the Pool Division have been classified as discontinued operations. The Consolidated Statement of Operations for the year ended December 31, 2004 includes the results of Polyair's discontinued operations for the four months ended February 29, 2004. Commencing March 2004, the Company's interest in Polyair's discontinued operations is accounted for using the equity method. The Consolidated Statement of Operations for the year ended December 31, 2003 includes the results of Polyair's discontinued operations for the year ended October 31, 2003.

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

The Company's working capital amounted to $14.8 million at December 31, 2005 compared to $17.6 million at December 31, 2004. The ratio of current assets to current liabilities decreased to 2.65:1 at December 31, 2005 compared to 3.33:1 at December 31, 2004. The decrease in working capital and the decrease in working capital ratio as at December 31, 2005 as compared to December 31, 2004 stemmed primarily from the operating losses incurred and the repayment of long-term debt.

Accounts Receivable decreased by approximately $1.0 million from December 31, 2004 to $6.3 million at December 31, 2005. The decrease was attributable to the lower sales levels generated by Distinctive during the fourth quarter of 2005. Distinctive's Inventories at December 31, 2005 increased by approximately $1.0 million to $5.6 million from $4.6 million at December 31, 2004 due to an increase in inventory import programs required to service customer demands. Accounts Payable decreased by approximately $0.8 million from December 31, 2004 to $3.0 million at December 31, 2005. The decrease in Accounts Payable was due to a reduction in trade payables at Distinctive as a result of lower sales volumes. The Company's total debt increased to $5.7 million as at December 31, 2005 compared to $2.4 million at December 31, 2004. The increase in debt was attributable to an increase in Distinctive's Bank Indebtedness of approximately $3.8 million resulting from increased working capital requirements and an investment in new plant and equipment. This increase in debt was partially offset by the repayment of the Company's outstanding $550,000 convertible debenture during the second quarter. An additional $320,000 cost was incurred by the Company as a result of the repayment of this debenture.

During the year ended December 31, 2005, the Company's cash position decreased by $5.2 million to $7.1 million from $12.3 million at December 31, 2004. The net decrease was due to the following:



- Operating Activities decreased cash by $4.8 million principally as a result of cash utilized in Distinctive's operations;

- Financing Activities increased cash by approximately $3.4 million. This was due to increased Bank Borrowings of approximately $3.8 million utilized to finance Distinctive's working capital requirements and capital expenditures. The Company also received approximately $80,000 from the exercise of common share options and approximately $40,000 from new capital lease obligations. These increases were partially offset by the repayment during the second quarter of the Company's issued and outstanding $550,000 convertible debenture and $12,681 in cash utilized for the purchase of common shares for cancellation; and

- Investing Activities decreased cash by $3.8 million due to an increase in short-term investments of approximately $3.3 million and the investment by Distinctive of $427,223 in plant and equipment.



As at December 31, 2005, Distinctive had unused available borrowing capacity of approximately $860,000 million under its credit facility.






The following is a summary of the Company's consolidated contractual obligations as at December 31, 2005:

(In thousands of dollars)                                 Less Than                                      After
                                             Total           1 Year     1 - 3 Years      4 - 5 Years   5 Years
                                   ---------------- ---------------- --------------- ---------------- ---------
Long-term Debt                              $  572           $   10          $   25           $  Nil    $  537
Lease Obligations                            2,554            1,102           1,440               12       Nil
                                   ---------------- ---------------- --------------- ---------------- ---------
Total Contractual Obligations              $ 3,126          $ 1,112         $ 1,465           $   12    $  537
                                   ================ ================ =============== ================ =========

The Company's 2006 ongoing expected costs include cost of sales, selling and administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees, public company shareholder costs and interest expense. The Company expects to generate the revenue required in order to service these expenditures from sales and investment income and believes that it will have sufficient cash resources to meet its 2006 requirements.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

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

     Customer Rebates - Both Distinctive and Polyair pay rebates to certain of their customers based upon pre-defined targets. Estimates of rebates accrued are continually revised to reflect actual rebates earned. If market conditions were to change, Distinctive and Polyair may have to change the terms of their rebate programs. Although such changes would not affect the amounts recorded for sales already made, it could lower or raise their profit margins in future periods.

     Allowance for Doubtful Accounts - Distinctive and Polyair maintain accounts receivable allowances for estimated losses resulting from the inability of their customers to make payments. Additional allowances may be required if the financial condition of customers deteriorate.

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


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

No new accounting pronouncements were issued in 2005 that impacted the preparation of the consolidated financial statements of the Company.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES


A. The Directors of the Company are as follows:

============================= ===================== =================== ======================= ======================
                                                                           Number of shares
                                                                         beneficially owned,     Unexercised Options
                                                                           directly or over      at Fiscal Year End
   Name and Municipality      Principal Occupation     Date Service        which control or         Exercisable/
        of Residence                                    Commenced            direction is         Unexercisable
                                                                            exercised (1)
----------------------------------------------------------------------------------------------------------------------
Fred A. Litwin (5)                                      Director -
Toronto, Ontario, Canada      Executive              October 31, 1968       2,779,193 (2)             Nil
-------------------------------------------------------------------------------------------------------------------
Stan Abramowitz               Chief Financial           Director -
                              Officer,
Toronto, Ontario, Canada      Forum Financial
                              Corporation           December 14, 1989            Nil                  Nil
-------------------------------------------------------------------------------------------------------------------
Sol D. Nayman (3) (4)  (5)    President,                Director -
Toronto, Ontario, Canada      S.D. Nayman             June 24, 2004              Nil                  Nil
                              Management Inc.
-------------------------------------------------------------------------------------------------------------------
Donald Resnick (3) (4)  (5)                             Director -
Toronto, Ontario, Canada      Corporate Director      April 20, 2005              9                   Nil
-------------------------------------------------------------------------------------------------------------------
Ian Dalrymple (3) (4 )        Chief Investment           Director -
Toronto, Ontario, Canada      Officer,                April 27, 2006
                              Northwood Stephens
                              Private Counsel Inc.                               Nil                  Nil
======================================================================================================================

NOTES:

(1)The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.

(2) Fred A. Litwin, President and a Director of the Corporation, directly controls 92,414 Common shares, indirectly controls 2,612,894 Common shares through Mar-Risa Holdings Inc. and its subsidiary DG Acquisition Corporation, 49,119 Common shares through Forum Financial Corporation and 24,766 Common shares through First Corporate Equity Ltd.

(3)  Member of Audit Committee.

(4)  Member of the Corporate Governance Committee.

(5) During the ten-year period prior to the date hereof, Fred A. Litwin, Sol D. Nayman and Donald Resnick were directors of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements. The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.



Fred Litwin - President and Director
Mr. Litwin has been a Director of the Company since 1968. Mr. Litwin is the President and principal shareholder of Forum Financial Corporation ("Forum"), a Toronto based private investment management organization with interests in companies engaged in the packaging, furniture, real estate, health care, and finance industries. Mr. Litwin is also a director and officer of other corporations affiliated with Forum.

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

Ian Dalrymple - Director
Mr. Dalrymple has a Bachelor of Commerce degree and a Masters of Arts in Economics from the University of Toronto. Since 1990, Mr. Dalrymple has been a director of Nigel Stephens Counsel Inc., an Ontario corporation, which provides investment and portfolio management services; NSC Holdings Inc., an Ontario corporation which provides investment research and client administrative services; and Fordal Holdings Inc., an Ontario corporation which provides trading, settlement and related services to portfolio management firms. In addition, Mr. Dalrymple has been, since 2002, a director of Synergx Systems Inc., a Delaware corporation registered with the US Securities Exchange Commission.


     The term of office of each person elected will be from the date of the Meeting at which he is elected until the next annual meeting of the Company or until his successor is elected or appointed. The Company does not have an executive committee of its Board of Directors.

The Officers of the Company are as follows:

=====================================================================================================================
                                                                           Number of shares          Unexercised
      Name and                                                           beneficially owned,      Options at Fiscal
  Municipality of       Position with the      Principal Occupation     directly or over which        Year End
     Residence               Company                                   control or direction is      Exercisable/
                                                                              exercised            Unexercisable
---------------------------------------------------------------------------------------------------------------------
Fred A. Litwin *
Toronto, Ontario      President               Executive                     2,779,193 (2)            Nil
---------------------------------------------------------------------------------------------------------------------
Daniel S. Tamkin                              Chief Operating
Long Island, New      Vice President          Officer,                          10,125               Nil
York                                          Camtx Corporation
---------------------------------------------------------------------------------------------------------------------
Stan Abramowitz                               Chief Financial
Toronto, Ontario      Secretary               Officer, Forum                     Nil                 Nil
                                              Financial Corporation
=====================================================================================================================

*   Refer to Notes (2) and (5) above.




B.      Compensation

     The following table provides a summary of compensation earned during each of the Company's last three fiscal years by the Company's directors and members of its administrative, supervisory or management bodies and its subsidiaries for services in all capacities to the company and its subsidiaries

                                                    Annual Compensation                               Long Term Compensation
                                                                                                        Number of
  Name and                                                                       Other Annual           Common Shares
  Principal Position                        Year          Salary        Bonus     Compensation          Under Options
Fred A. Litwin                               2005        $   Nil             -     $261,000(1)                -
     President & Chief                       2004        $ 16,667(2)         -     $283,000(1)          126,875(4)
     Executive Officer                       2003        $ 50,000(2)         -     $108,000(1)          126,875

Daniel S. Tamkin                             2005        $   Nil             -            -                   -
     Vice President                          2004        $ 16,667(2)  $175,000            -              70,000
                                             2003        $ 50,000(2)         -            -              83,125

Stan Abramowitz                              2005        $      -     $ 75,000            -                   -
     Secretary & Chief                       2004               -     $175,000                           28,125
     Financial Officer                       2003               -            -            -              56,875

Henry Schnurbach                             2005      US$340,000            -            -                   -
Chief Executive Officer                      2004      US$366,500            -(3)         -              52,500
Polyair Inter Pack Inc.                      2003      US$251,011   US$498,583(3)         -              52,500

Alan Kornblum                                2005        $200,162            -            -                   -
Chief Executive Officer                      2004        $202,716            -            -                   -
Distinctive Designs Furniture Inc.           2003        $405,980            -            -                   -

Alan Castle                                  2005      US$261,000   US$ 78,000            -                   -
President, Packaging Sales and Marketing     2004      US$270,000   US$ 77,900(3)         -
Cantar/Polyair Corp.                         2003      US$188,915   US$214,906(3)         -                   -

Gary Crandall                                2005      US$275,000            -            -                  -
President, Pool Sales and Marketing          2004      US$284,900            -            -                  -
Cantar/Polyair Corp.                         2003      US$241,580   US$138,323            -                  -




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

(4) During the year ended December 31, 2005, 87,500 stock options were exercised by Fred A. Litwin.


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

Board Committees
Currently, each of the Audit Committee and the Corporate Governance Committee are composed of non-management directors all of whom are considered to be "independent" as determined under applicable securities laws and stock exchange regulations.

Audit Committee

The members of the Audit Committee are Messrs. Sol D. Nayman, Donald Resnick, and Ian Dalrymple. The Audit Committee has direct communication channels with the Company's internal finance department to review issues as appropriate and meets directly with external auditors of the Company on a regular basis. On March 29, 2005, the Board of Directors adopted an Audit Committee Charter which is attached hereto. The Audit Committee Charter outlines, among other things, the mandate of the Audit Committee to:

o oversee the integrity of the Company's financial statements and financial reporting process;

o oversee the qualifications and independence of the Company's external auditors;

o    oversee the scope of the annual audit plan;

o oversee the work of the Company's financial officers and executives and external auditors; and

o provide an open avenue of communication between the external auditors, the Board and management.

In accordance with applicable securities laws and stock exchange regulations, each of the members of the Audit Committee is "financially literate." Mr. Resnick, who is a retired Chartered Accountant, is considered to be a "financial expert". Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on their education and/or experience.

Corporate Governance Committee

The members of the Governance Committee are Messrs. Sol D. Nayman, Donald Resnick, and Ian Dalrymple. Generally, the Governance Committee oversees and assesses the functioning of the Board of Directors and the committees of the Board of Directors and identifies and recommends qualified director candidates for election to the Board of Directors. During fiscal 2005, the Board of Directors adopted the Corporate Governance Committee Charter which outlines, among other things, the responsibilities of the Corporate Governance Committee with respect to developing and recommending to the Board of Directors the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Company. Annually, the Corporate Governance Committee will assess the size of the Board of Directors, the competencies, skills and personal qualities required of the Board of Directors as a whole and directors to possess in order to add value to the Company, and the competencies, skills and personal qualities of existing directors. Based on this assessment, the Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board of Directors. When required, the Corporate Governance Committee will evaluate potential candidates for director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate's competencies, skills and personal qualities are aligned with the Company's needs. In accordance with its Charter, the Corporate Governance Committee has also implemented policies to enable an individual director to engage an outside advisor at the expense of the Company with the approval of the Corporate Governance Committee.


Compensation Committee

The Company does not have a compensation committee of its board of directors. All matters relating to executive compensation are dealt with by the full board of directors. During the fiscal year of the Company ended December 31, 2005, the board of directors consisted of the following individuals: Fred A. Litwin, Ian Dalrymple, Donald Resnick, Stan Abramowitz and Sol D. Nayman.


D.  Employees

The Company has no employees of its own.

Distinctive  has  approximately  230  employees,   including  approximately  140
unionized workers pursuant to a collective bargaining agreement at its Toronto area plants. This collective bargaining agreement expires February 2007.

At October 31, 2005 Polyair employed approximately 1200 employees, including temporary workers. It has 97 employees in Toronto in its facility at 330 Humberline, 40 in New Jersey and 77 employees in Chicago that are unionized. The collective bargaining agreement relating to Polyair's Toronto unionized employees expires October 2007. The New Jersey contract expires January 2008 and the Chicago contract expires June 2009.

E.  Share Ownership

Options to Purchase Securities from Company or Subsidiaries:

Options Granted during the Fiscal Year Ended December 31, 2005
There were no options granted to Executive Officers of the Company during the fiscal year ended December 31, 2005.

Options Exercised during the Fiscal Year Ended December 31, 2005
Options exercised by Executive Officers of the Company during the fiscal year ended December 31, 2005 and particulars for the fiscal year end value of unexercised options are as follows:

                                                                                                      Value of Unexercised
                                                                                                      in-the-Money Options
                                                                              Unexercised Options        at FY-End ($)
                             Securities Acquired        Aggregate Value            at FY-End             Exercisable /
                               on Exercise (#)           Realized ($)            Exercisable /           Unexercisable
  Name/Position                                                                  Unexercisable*
  --------------------------------------------------------------------------------------------------------------------------
  Fred A. Litwin                    87,500                 $336,000               NIL                    NIL
  President
  --------------------------------------------------------------------------------------------------------------------------
  Daniel S. Tamkin                   NIL                      NIL                 NIL                    NIL
  Vice President
  --------------------------------------------------------------------------------------------------------------------------
  Stan Abramowitz                    NIL                      NIL                 NIL                    NIL
  Secretary

* All outstanding options granted by the Company pursuant to the Stock Option Plan expired on November 3, 2005.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information
As of December 31, 2005, the Corporation's most recently completed financial year-end, the Corporation's Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.

                                                                                     Number of securities remaining
                                      Number of securities      Weighted-average      available for future issuance
                                        to be issued upon       exercise price of       under equity compensation
           Plan Category                   exercise of        outstanding options,     plans (excluding securities
                                      outstanding options,     warrants and rights      reflected in column (a))
                                       warrants and rights             (b)                         (c)
                                               (a)
 --------------------------------------------------------------------------------------------------------------------
 Equity compensation plans                     Nil                     Nil                       357,500
 approved by securityholders

 Equity compensation plans not                 N/A                     N/A                         N/A
 approved by securityholders

 Total                                         Nil                     Nil                       357,500



AMENDMENT OF THE STOCK OPTION PLAN

The Company was seeking shareholder approval of an amendment to the Company's 2004 Stock Option Plan (the "Plan") to delete the first sentence of Section 2.05 of the Plan, which limits the period during which any option is exercisable (the "Option Period") to a maximum of ten years from the date of the grant, and replaced it with a provision whereby the Option Period for any option may extend for such period as may be determined by the Board of Directors at its sole discretion at the time the option is granted.

The Company was also seeking shareholder approval of an amendment to certain options (the "Insider Options") granted by the Company to certain directors and officers of the Company pursuant to Plan, to extend the expiry date of such Insider Options from November 3, 2005 to November 3, 2015.

These amendments were approved by the Board of Directors of the Company, subject to shareholder approval. These amendments were not approved by shareholders at the Annual and Special Meeting held on April 27, 2006.


Options granted under the Plan are not transferable or assignable except as follows: (i) upon the optionee's death, to the person or persons to whom the optionee's rights under the option shall pass by the optionee's will or the laws of descent and distribution; (ii) to the optionee's subsidiary entity, registered retirement savings plan or registered retirement income fund; (iii) to the optionee's spouse, minor child or minor grandchild, and (iv) to a trust of which at least one of the trustees is the optionee and the beneficiaries of which are one or more of the optionee and the optionee's spouse, minor child or minor grandchild.

Pursuant to the terms of the Plan, the Board in its discretion may amend, modify or terminate the Plan at any time, subject to (A) the approval, if required, of any regulatory body having jurisdiction over the securities of the Company, and
(B) the approval of the shareholders of the Company if the amendment could at any time (i) materially increase the benefits under the Plan; (ii) result in an increase in the number of shares which would be issued under the Plan (except any increase resulting automatically from an increase in the number of issued and outstanding shares); or (iii) materially modify the requirement as to eligibility for participation in the Plan.

The number of shares which may be reserved for issuance under the Stock Option Plan is currently limited to 500,000 common shares, which represents 9.8% of the currently outstanding common shares, provided that this number may be increased subject to the approval of the shareholders of the Company.

     The following Polyair options were held and exercised by officers and directors of Polyair and its affiliates:

                             Polyair Inter Pack Inc.


         Options to Purchase Securities from Company or Subsidiaries

                                                                                               Value of Unexercised
                                   Securities                         Unexercised Options      in-the-money
                       Date of     Acquired on      Aggregate         at March 7, 2006         Options at March 7, 2006
                       Exercise     Exercise       Value Realized     Exercisable/             Exercisable/
Name                                  (#)          ($)CDN             Unexercisable (#)        Unexercisable ($)CDN
---------------------------------------------------------------------------------------------------------------------
Henry Schnurbach     Apr. 6, 2005   160,000        536,000               NIL/NIL                NIL/NIL

Alan Castle                                                              NIL/NIL                NIL/NIL
Gary Crandall                                                            NIL/NIL                NIL/NIL



 ITEM 7.  MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

     The following table lists all persons who own more than 5% of the Company's voting securities and the total amount of the Company's voting securities owned by the Officers and Directors as a group as of June 2, 2006:

                      Identity of Person                       Number of                   Percentage
Title of Class              or Group                          Shares Owned                 of Class
--------------         ------------------                     ------------                 ----------
Common Shares          Fred A. Litwin                          2,779,193(1)                 54.6%

Common Shares          Mar-Risa Holdings Inc.                  2,612,894(2)                 51.3%

Common Shares          CEDE & Co. (3)                          1,177,193                    23.1%

Common Shares          CDS& Co. (3)                              981,859                    19.3%

Common Shares          All officers and                        2,789,327                    54.8%
                       directors as a group (six persons)



(1) Mr. Litwin directly holds 92,414 common shares, and indirectly controls 2,612,894 common shares through Mar-Risa and its wholly owned subsidiary DG, 49,119 shares through Forum and 24,766 shares through First Corporate.

(2)  Includes  1,475,394  Common Shares held through DG.

(3) The beneficial ownership of the shres registered in the name of CEDE & Co. and CDS & Co. is unknown to the Company.


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

The transactions with related parties are in the normal course of business and are measured at the transfer amount which is the amount of consideration established and agreed to by the related parties.

In 2001, the Company issued an 11.9% convertible secured debenture in the amount of $1.1 million to Cambrelco Inc. ("Cambrelco"), an Ontario corporation.
Interest on the debenture was payable in advance on a quarterly basis with repayment due on September 8, 2006. The Company also issued 209,523 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares at the price of $3.00 per share pursuant to the long-term debt repayment options. During the second quarter of 2005, the Company completed the purchase for cancellation of the outstanding $550,000 of this convertible debenture. In approving the transaction, the Company took into account that the cancellation of the debenture would be anti-dilutive and result in significant interest savings in future periods. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Company and an officer of Cambrelco.

The Company paid to Forum an agreed upon fee of $189,000 for administrative, management and consulting services rendered for the year ended December 31, 2005. These services include office, administrative and clerical services, including bookkeeping and accounting. Forum also assists in the decision making process relating to the Company's and its subsidiaries' various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive paid to Forum an agreed upon fee of $72,000 for administrative, management and consulting services rendered. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company and a director of Distinctive, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum and an officer of Distinctive.

During the year ended December 31, 2005 the Company paid to Stan Abramowitz, Chief Financial Officer of the Company, a bonus of $75,000 for services rendered to the Company over the past year.

Distinctive entered into a lease agreement with Genterra Inc. ("Genterra") for warehouse space located at 140 Wendell Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra and Distinctive.




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


Common Shares - Toronto Stock Exchange


                                                     Toronto Stock Exchange
    Annual Information                                      (in Cdn$)

                                                  High              Low
                               2001               4.57              2.00
                               2002              11.57              4.26
                               2003              15.23              5.80
                               2004               7.50              4.00
                               2005               5.73              2.45

    Quarterly Information


           March 31, 2004                         7.50              6.05
           June 30, 2004                          6.49              5.50
           September 30, 2004                     5.75              4.00
           December 31, 2004                      6.39              4.57
           March 31, 2005                         5.73              4.45
           June 30, 2005                          5.55              3.57
           September 30, 2005                     4.00              3.30
           December 31, 2005                      3.97              2.45




    Monthly Information
          December 31, 2005                       3.40              2.45
          January 31, 2006                        2.75              2.00
          February 28, 2006                       2.25              2.10
          March 31, 2006                          2.34              1.80
          April 30, 2006                          1.91              1.40
          May 31, 2006                            1.85              1.50

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

Preference Shares - Toronto Stock Exchange


                             Toronto Stock Exchange
    Annual Information                                       (in Cdn$)

                                               High                 Low
    --------------------------------------------------------------------
              2001                        No quotes           No quotes
              2002                        No quotes           No quotes
              2003                        No quotes           No quotes
              2004                        No quotes           No quotes
              2005


        Quarterly Information

             March 31, 2004               No quotes           No quotes
             June 30, 2004                No quotes           No quotes
             September 30, 2004           No quotes           No quotes
             December 31, 2004            No quotes           No quotes
             March 31, 2005               No quotes           No quotes
             June 30, 2005                No quotes           No quotes
             September 30, 2005           No quotes           No quotes
             December 31, 2005            No quotes           No quotes

      Monthly Information

             December 31, 2005            No quotes           No quotes
             January 31, 2006             No quotes           No quotes
             February 28, 2006            No quotes           No quotes
             March 31, 2006               No quotes           No quotes
             April 30, 2006               No quotes           No quotes
             May 31, 2006                 No quotes           No quotes

Common Shares - NASDAQ

                                                      NASDAQ
    Annual Information                               (in US$)
                                            BID                         ASK
                                    High            Low        High         Low
                   2001             2.857          1.286      3.400        1.393
                   2002             7.400          2.429      7.726        2.680
                   2003            10.463          4.000     10.800        4.200
                   2004             5.440          3.000      5.860        3.060
                   2005             4.490          1.690      5.000        2.170


    Quarterly Information

                                           BID                         ASK
                                    High            Low        High         Low
         March 31, 2004             5.860          4.450      5.950        4.660
         June 30, 2004              4.900          3.770      5.750        4.040
         September 30, 2004         4.640          2.750      4.950        2.950
         December 31, 2004          5.000          3.600      5.180        3.960
         March 31, 2005             4.490          3.000      5.000        3.590
         June 30, 2005              4.440          2.480      4.500        2.800
         September 30, 2005         3.500          2.220      4.000        2.850
         December 31, 2005          3.250          1.690      3.470        2.170



    Monthly Information

                                           BID                         ASK
                                    High            Low        High         Low
         December 31, 2005          2.840          1.690      3.090        2.170
         January 31, 2006           2.360          1.690      2.630        1.750
         February 28, 2006          2.090          1.690      2.630        1.860
         March 31, 2006             1.920          1.500      2.630        1.650
         April 30, 2006             1.700          1.170      2.000        1.240
         May 31, 2006               1.580          1.170      2.250        1.300


     As at June 2, 2006, the Company's shareholder register indicates that there were 450 holders of record of Common Shares and 29 holders of record of Class A Preference Shares. Of these, 273 record holders of Common Shares holding an aggregate of 1,095,812 shares, representing approximately 21.51% of the
Company's issued and outstanding Common Shares, 24 record holders of Class A Preference Shares holding an aggregate of 173,323 shares, representing 54.93% of Company's issued and outstanding Class A Preference Shares, were resident in the United States.

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

     In 2001, the Company issued an 11.9% convertible secured debenture in the amount of $1.1 million to Cambrelco. Interest on the debenture was payable in advance on a quarterly basis with repayment due on September 8, 2006. The Company also issued 209,523 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares at the price of $3.00 per share pursuant to the long-term debt repayment options. During the second quarter of 2005, the Company completed the purchase for cancellation of the outstanding $550,000 of this convertible debenture. In approving the transaction, the Company took into account that the cancellation of the debenture would be anti-dilutive and result in significant interest savings in future periods. Fred
A. Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Company and an officer of Cambrelco.

     During the period under review, Distinctive paid to Forum an agreed upon fee of $72,000 for management and consulting services rendered. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is a director of Distinctive and a controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum and an officer of Distinctive.

     During the period under review, Distinctive paid to 337572 Ontario Limited an agreed upon fee of $200,162 for management and consulting services rendered. Alan Kornblum, the President and director of Distinctive, is a director and controlling shareholder of 337572 Ontario Limited.

     Distinctive entered into a lease agreement with Genterra for warehouse space located at 140 Wendell Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra, and Distinctive.



D. Exchange Controls

     The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without prior consent of the Investment Canada Agency (with ultimate appeal to the Federal Cabinet), unless such acquisition is exempt under the provisions of the ICA. Both acquisition of natural resource properties and acquisition of producing properties may be considered to be the acquisition of control of a Canadian business enterprise for ICA purposes. The ICA also covers acquisition of control of Canadian corporate enterprises, whether by purchase of assets or shares. As at June 2, 2006, all of the directors of the Company are, and 78.51% of its voting shares were owned by Canadians. The Company is satisfied that it complies with ICA at present and accordingly is not a non-Canadian person as defined in ICA.

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


ITEM 11. QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK INTEREST RATE RISK.


     The table below provides information about the Company's debt obligations as at December 31, 2005 that are sensitive to changes in interest rates. The table below presents principal cash flows and related weighted average interest rates by expected maturity dates. The instrument's actual cash flows are denominated in Canadian dollars (CAD), as indicated in parenthesis:

(in 000's CDN)
                                                       Expected Maturity Date
                                   2006        2007        2008        2009        2010      Thereafter    Total
    Fixed Rate                     $  10       $  10       $ 10        $   5       $   -      $  537       $  572
    Average Interest Rate             0%          0%         0%           0%           -          0%






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

ITEM 16B. CODE OF ETHICS

     The Company has adopted a formal Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Fees for professional services provided by Kraft, Berger, Grill, Schwartz, Cohen and March LLP, the Company's independent auditors, in each of the last two fiscal periods in each of the following categories are:

                                            Year ended December 31,
                                          2005                  2004

Audit fees                              $44,178               $22,700
Tax fees                                  3,500                 6,800
All other fees                                -                     -
---------------------------------------------------------------------
Total                                   $47,678               $29,500


Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS


Period
                              (a) Total              (b)              (c) Total Number of Shares      (d) Maximum Number
                                 Number         Average Price         (or Units) That Could           (or Approximate Dollar
                                of Shares(0r    Paid per Share        Be Purchased as Part of       Value) of Shares ( or Units)
                                 Units)          (or Units)           Publicly Announced             that May Yet Be Purchased
                               Puchased                               Plans or Programs              Under the Plans or Programs

May 2004                       12,300             $5.50                  243,645                       231,345
August 2004                     1,228             $3.10                  243,645                       230,117
September 2004                 87,200             $4.26                  243,645                             0 (expired 9/20,2004)
December 2004                  83,125             $5.00                  249,784                             0 (expired 9/21/2005)

December 2005                   4,300             $2.89                  254,940                       250,640
----------------------------------------------------------------------------------------------------------------------------------
Total                         188,153
----------------------------------------------------------------------------------------------------------------------------------

     The Issuer Bid described above commenced on September 21, 2005 and expires on September 21, 2006. The maximum number of shares authorized pursuant to the Issuer Bid was 254,940.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     The Company has elected to provide  Financial  Statements  pursuant to Item
18.

ITEM 18. FINANCIAL STATEMENTS

         The financial statements included herein are the following:

         Audited Consolidated Financial Statements as at December 31, 2005.


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) Reference is made to the "Index to Financial Statements and Supplemental Information" set forth below.

(b)  Exhibits:


12.1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)

12.2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)

13.1 Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

13.2 Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15 Consolidated Financial Statements of Polyair Inter Pack Inc. for the fiscal year ended October 31, 2005


           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of the Company

   Auditors' Report.........................................................

   Consolidated Balance Sheet as at December 31, 2005 and 2004..............

   Consolidated Statements of Retained Earnings for the Years ended
     December 31, 2005, 2004 and 2003.......................................

   Consolidated Statements of Operations for the Years ended
      December 31, 2005, 2004 and 2003......................................

   Schedules to Consolidated Financial Statements for
     the Years ended December 31, 2005, 2004 and 2003.......................

   Consolidated Statement of Cash Flows for the Years ended
     December 31, 2005, 2004 and 2003.......................................

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

                                    CONSOLIDATED MERCANTILE INCORPORATED


                                     /S/STANLEY ABRAMOWITZ
                                    -----------------------
                                    STANLEY ABRAMOWITZ,
                                    Secretary




Dated: June 27, 2006

                      CONSOLIDATED MERCANTILE INCORPORATED



                                DECEMBER 31, 2005



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

   Statement of Cash Flows

   Notes to Consolidated Financial Statements

SUPPLEMENTARY INFORMATION

   Consolidated Valuation and Qualifying Accounts and Reserves

                      CONSOLIDATED MERCANTILE INCORPORATED

                        CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                                DECEMBER 31, 2005

                      CONSOLIDATED MERCANTILE INCORPORATED

                                DECEMBER 31, 2005

                                    CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONSOLIDATED FINANCIAL STATEMENTS

   Balance Sheets

   Statements of Shareholders' Equity

   Statements of Operations

   Schedules to Consolidated Financial Statements

   Statements of Cash Flows

   Notes to Consolidated Financial Statements

SUPPLEMENTARY INFORMATION

   Consolidated Valuation and Qualifying Accounts and Reserves

                KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                             Chartered Accountants


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Shareholders of
CONSOLIDATED MERCANTILE INCORPORATED

We have audited the consolidated balance sheets of CONSOLIDATED MERCANTILE INCORPORATED as at December 31, 2005 and 2004 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2005 and 2004 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The audit referred to in the above report also included the related financial statement schedules listed in response to Item 19(a) of the Company's annual report on Form 20-F for each of the years in the three-year period ended December 31, 2005. In our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly the information set forth therein.

On March 2, 2006, we reported separately to the shareholders of Consolidated Mercantile Incorporated on the consolidated financial statements for the years ended December 31, 2005 and 2004 prepared in accordance with Canadian generally accepted accounting principles without a note disclosing the summary of differences between Canadian and United States of America generally accepted accounting principles.




             /s/KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                              Chartered Accountants

Toronto, Ontario

March 2, 2006

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

(Expressed in Canadian Dollars)


ASSETS                                                                     2005         2004
                                                                       -----------  -----------
Current
  Cash and cash equivalents                                           $ 7,064,845   $12,320,246
  Short-term investments (market value $3,929,552; 2004 - $595,369)     3,916,062       587,746
  Accounts receivable (Note 1)                                          6,284,546     7,343,508
  Income taxes recoverable                                                611,389             -
  Inventories (Note 2)                                                  5,608,494     4,569,191
  Prepaid expenses                                                        293,112        89,219
  Future income taxes  (Note 10 (b))                                       69,538       211,332
                                                                      -----------   -----------
                                                                       23,847,986    25,121,242
Investments  (Note 3)                                                   6,779,250    11,912,447
Property, plant and equipment  (Note 4)                                 1,786,574     1,834,803
Goodwill                                                                        -       118,720
Future income taxes  (Note 10 (b))                                        856,267       570,000
                                                                      -----------   -----------
                                                                      $33,270,077   $39,557,212
                                                                      ===========   ===========
LIABILITIES

Current
  Bank indebtedness (Note 5)                                          $ 5,132,074   $ 1,287,920
  Accounts payable and accrued liabilities                              2,991,443     3,817,025
  Income taxes payable                                                    868,003     2,430,440
  Current portion of long-term debt (Note 6)                                9,996             -
                                                                      -----------   -----------
                                                                        9,001,516     7,535,385
Long-term debt  (Note 6)                                                  562,685     1,087,500
Non-controlling interest                                                2,709,015     3,709,090
Future income taxes  (Note 10 (b))                                        166,400       178,000
                                                                      -----------   -----------
                                                                       12,439,616    12,509,975
                                                                      -----------   -----------
Contingencies and commitments (Note 11)

SHAREHOLDERS' EQUITY

Capital stock  (Note 7)
  Issued and outstanding
        315,544  Class A preference shares                                141,826         141,826
      5,094,507  Common shares (2004 - 5,011,307)                       2,698,527       2,621,151
                                                                     ------------    ------------
                                                                        2,840,353       2,762,977
Contributed surplus                                                        59,411          59,411
Cumulative translation account                                         (1,048,467)       (868,200)
Retained earnings                                                      18,979,164      25,093,049
                                                                     ------------    ------------
                                                                       20,830,461      27,047,237
                                                                     ------------    ------------
                                                                     $ 33,270,077    $ 39,557,212
                                                                     ============    ============

See accompanying notes to consolidated financial statements

APPROVED ON BEHALF OF THE BOARD:




Fred A. Litwin                                  Stan Abramowitz
Director                                        Director

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

----------------------------------------------------------------------------------------------------------------------------
                                                                                                            Class A
                                  Total              Common Shares          Preference Shares           Preference Shares
                              Shareholders'           (Note 7)             Series 1 (Note 7)               (Note 7)
                                 Equity
                                              Number of       Value        Number of     Value       Number of       Value
                                   $           Shares           $           Shares         $          Shares           $

December 31, 2002              21,190,516     2,779,320     1,670,584     3,076,885     691,502             -           -

Repurchase for cancellation      (473,139)      (44,800)      (26,928)            -           -             -           -
Exercise of share purchase
  warrants                        262,500        50,000       262,500             -           -             -           -
                              -----------    ----------    ----------    ----------    --------    ----------    --------
                               20,979,877     2,784,520     1,906,156     3,076,885     691,502             -           -
1:1.75 stock split                      -     2,088,563             -             -           -             -           -
2:1 share restructure                   -             -             -    (3,076,885)   (691,502)    1,538,493     691,502
Change in cumulative
  translation account          (2,036,327)   (2,036,327)
Net earnings                    2,868,559     2,868,559
                              -----------    ----------    ----------    ----------    --------    ----------    --------

December 31, 2003              21,812,109     4,873,083     1,906,156             -           -     1,538,493     691,502

Conversion of Class A
  preference Shares                     -       214,577       549,676             -           -    (1,222,949)   (549,676)
Repurchase for cancellation      (864,043)     (183,853)      (87,811)            -           -             -           -
Exercise of stock options          95,630        55,000        95,630             -           -             -           -
Exercise of share purchase
  warrants                        157,500        52,500       157,500             -           -             -           -
Change in cumulative
  translation account             606,568       606,568
Net earnings                    5,239,473     5,239,473
                              -----------    ----------    ----------    ----------    --------    ----------    --------

December 31, 2004              27,047,237     5,011,307     2,621,151             -           -       315,544     141,826

Repurchase for cancellation       (12,681)       (4,300)       (2,249)            -           -             -           -
Exercise of stock options          79,625        87,500        79,625             -           -             -           -
Change in cumulative
  translation account            (180,267)     (180,267)

Net loss                       (6,103,453)   (6,103,453)
                              -----------    ----------    ----------    ----------    --------    ----------    --------

December 31, 2005              20,830,461     5,094,507     2,698,527             -           -       315,544     141,826
                              ===========    ==========    ==========    ==========    ========    ==========    ========

-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31
(continued)
(Expressed in Canadian Dollars)



                                                 Cumulative
                                   Contributed   Translation    Retained
                                    Surplus       Account       Earnings

                                       $            $             $
December 31, 2002                   59,411        561,559     18,207,460

Repurchase for cancellation              -              -       (446,211)
Exercise of share purchase
  warrants                               -              -              -
                                  --------    -----------    -----------
                                    59,411        561,559     17,761,249
1:1.75 stock split                       -              -              -
2:1 share restructure                    -              -              -
Change in cumulative
  translation account                          (2,036,327)
Net earnings                                                   2,868,559
                                  --------    -----------    -----------

December 31, 2003                   59,411     (1,474,768)    20,629,808

Conversion of Class A
  preference Shares                      -              -              -
Repurchase for cancellation                                     (776,232)
Exercise of stock options                -              -              -
Exercise of share purchase
  warrants                               -              -              -
Change in cumulative
  translation account                             606,568
Net earnings                                                   5,239,473
                                  --------    -----------    -----------

December 31, 2004                   59,411       (868,200)    25,093,049

Repurchase for cancellation              -              -        (10,432)
Exercise of stock options                -              -
Change in cumulative
  translation account                            (180,267)
Net loss                                                      (6,103,453)
                                  --------    -----------    -----------

December 31, 2005                   59,411     (1,048,467)    18,979,164
                                  ========    ===========    ===========

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)


                                                                         2005           2004            2003
                                                                    ------------    ------------   -------------
SALES                                                               $ 37,000,566    $ 88,053,309   $ 177,100,472

COST OF SALES                                                         32,165,061      69,462,839     133,278,323
                                                                    ------------    ------------    ------------

GROSS PROFIT                                                           4,835,505      18,590,470      43,822,149

OTHER INCOME (Schedule)                                                  616,294         184,913          67,654

EXPENSES (Schedule)                                                    8,343,387      19,098,176      37,487,214
                                                                    ------------    ------------    ------------

EARNINGS (LOSS) FROM OPERATIONS BEFORE UNDENOTED ITEMS                (2,891,588)       (322,793)      6,402,589
                                                                    ------------    ------------    ------------


  Gain on sale of investment in former consolidated subsidiary                 -       8,738,863               -
  Equity in earnings (loss) of significantly influenced companies     (1,241,522)         54,000           2,750

  Loss on disposal of investment of equity investee                            -         (26,706)              -
                                                                    ------------    ------------    ------------
                                                                      (1,241,522)      8,766,157           2,750
                                                                 ---------------    ------------    ------------

EARNINGS (LOSS) BEFORE INCOME TAXES
  AND NON-CONTROLLING INTEREST                                        (4,133,110)      8,443,364       6,405,339

  Income taxes (Note 10(a))                                             (747,624)      2,410,938       2,502,500
                                                                 ---------------    ------------    ------------

EARNINGS (LOSS) BEFORE NON-CONTROLLING  INTEREST                      (3,385,486)      6,032,426       3,902,839

  Non-controlling interest                                            (1,000,075)        337,769       2,284,370
                                                                 ---------------    ------------    ------------

EARNINGS (LOSS) FROM CONTINUING OPERATIONS                            (2,385,411)      5,694,657       1,618,469
                                                                 ---------------    ------------    ------------
   Earnings (loss) from discontinued operations,
      net of tax  (Note 12)                                                    -        (677,613)      1,250,090
  Share of earnings (loss) from discontinued operations
      of significantly influenced company                             (3,718,042)        222,429               -
                                                                 ---------------    ------------    ------------

                                                                      (3,718,042)       (455,184)      1,250,090
                                                                 ---------------    ------------    ------------

NET EARNINGS (LOSS) FOR THE YEAR                                 $    (6,103,453)   $  5,239,473   $   2,868,559
                                                                 ===============    ============   =============


EARNINGS (LOSS) PER SHARE (Note 8)

Earnings (loss) per share from continuing operations
  Basic                                                          $         (0.47)   $       1.13   $        0.33
                                                                 ===============    ============   =============
  Diluted                                                        $         (0.47)   $       1.07   $        0.29
                                                                 ===============    ============   =============

Earnings (loss) per share from discontinued operations
  Basic                                                          $         (0.73)   $      (0.09)  $        0.26
                                                                 ===============    ============   =============
  Diluted                                                        $         (0.73)   $      (0.09)  $        0.22
                                                                 ===============    ============   =============

Earnings (loss) per share
  Basic                                                          $         (1.20)   $       1.04   $        0.59
                                                                 ===============    ============   =============
  Diluted                                                        $         (1.20)   $       0.99   $        0.51
                                                                 ===============    ============   =============

See accompanying notes to consolidated financial statements.

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)


                                         2005            2004           2003
                                    ------------    -----------   -------------
Other income

  Interest income                   $    221,432    $   172,614   $     67,206
  Investment income (loss)               394,862         12,299           (144)
  Sundry                                       -              -            592
                                    ------------    -----------   ------------

                                    $    616,294    $   184,913   $     67,654
                                    ============    ===========   ============









Expenses

  Selling and administration        $  7,557,333    $14,527,774   $ 28,328,912
  Amortization                           475,452      3,208,392      7,502,692
  Interest on long-term debt              26,359        366,996      1,655,610
  (Gain) loss on foreign exchange       (154,477)       995,014              -
  Impairment of goodwill                 118,720              -              -
  Loss on extinguishment of debt         320,000              -              -
                                    ------------    -----------   ------------

                                    $  8,343,387    $19,098,176   $ 37,487,214
                                    ============    ===========   ============



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)


                                                                  2005             2004           2003
                                                             ------------    ------------    ------------
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
   Earnings (loss) from continuing operations                $ (2,385,411)   $  5,694,657    $  1,618,469
    Items not affecting cash  (Note 9 (a))                        728,290      (5,613,828)     11,365,319
     Change in non-cash components of working capital
     (Note 9 (b))                                              (3,183,642)      1,800,777      28,575,739
   Net cash flows of deconsolidated subsidiary                          -      (1,648,310)              -
   Funds used in discontinued operations                                -      (1,352,771)      3,648,395
                                                             ------------    ------------    ------------

                                                               (4,840,763)     (1,119,475)     45,207,922
                                                             ------------    ------------    ------------

INVESTING ACTIVITIES
    Acquisitions (Note 13)                                              -               -     (44,135,914)
    Cash disposed of on deconsolidation of subsidiary                   -      (1,170,886)              -
    Disposal (purchase) of short-term investments              (3,377,060)       (503,470)            144
    Due from joint venture                                              -               -        (597,644)
    Proceeds on disposal of investment, net                             -      18,023,441               -
    Purchase and deposits on property, plant and equipment       (387,044)       (148,483)    (13,918,735)
    Purchase of shares of equity investees                              -      (1,772,134)              -
    Other                                                          (6,634)        (51,451)       (443,251)
                                                             ------------    ------------    ------------
                                                               (3,770,738)     14,377,017     (59,095,400)
                                                             ------------    ------------    ------------

FINANCING ACTIVITIES
    Issuance of common shares                                      79,625         253,130         262,500
    Issuance of shares by consolidated subsidiary                       -               -         139,243
    Net increase (decrease) in bank indebtedness                3,844,154      (1,127,080)     17,942,877
    Proceeds from long-term debt                                        -               -       1,100,662
    Purchase of common shares for cancellation                    (12,681)       (864,043)       (473,139)
    Purchase of shares by consolidated subsidiary for
    cancellation                                                        -               -        (994,800)
    Repayment of long-term debt                                  (554,998)       (674,623)     (4,781,783)
                                                             ------------    ------------    ------------
                                                                3,356,100      (2,412,616)     13,195,560
                                                             ------------    ------------    ------------

Effect of foreign currency translation on cash balances                 -               -      (3,433,602)

CHANGE IN CASH AND CASH EQUIVALENTS                            (5,255,401)     10,844,926      (4,125,520)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 12,320,246       1,475,320       5,600,840
                                                             ------------    ------------    ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                     $  7,064,845    $ 12,320,246    $  1,475,320
                                                             ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION:
    Interest paid                                            $    229,689    $    878,398    $  1,578,798
    Income taxes paid                                           1,656,530         815,227       5,958,133

NON-CASH TRANSACTIONS:
    Non-cash consideration paid on acquisition (Note 13)     $          -    $          -    $  9,503,486
    Property, plant and equipment under capital lease        $     40,179    $          -    $          -

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2004 AND 2003

(Expressed in Canadian Dollars)



Consolidated Mercantile Incorporated ("the Company") is a public company whose shares are traded on the Toronto Stock Exchange and The Nasdaq Stock Market.

These consolidated financial statements include the accounts of the Company and the subsidiary companies over which it has control, which includes 2041804 Ontario Inc., Distinctive Designs Furniture Inc. ("Distinctive") and Polyair Inter Pack Inc. ("Polyair") (fiscal year ended October 31) up to February 29, 2004. All inter-entity balances and transactions have been eliminated accordingly.

In March 2004, the Company sold a portion of its investment in Polyair, previously the Company's specialty cover and packaging subsidiary, reducing its investment therein to 23%. These consolidated financial statements include the consolidation of the results of operations of Polyair up to the date of disposition. As the Company and Polyair no longer have a parent-subsidiary relationship, commencing March 2004, financial results of Polyair are being accounted for on an equity basis. Polyair's first quarter consolidated financial statements for the three months ended January 28, 2006, have been prepared on the basis of accounting principles applicable to a going concern, which assumes that Polyair will be able to meet its financial covenant tests and generate positive cash flows from operations. In order for this to be realized, Polyair is dependent upon the continued support of its lenders, positive cash flows from alternative financing options including the sale of its non-packaging business and real estate, and increased profitability from its packaging segment. If these assumptions are not met, Polyair may not be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption is not appropriate for Polyair, adjustments may be necessary to the carrying value of the Company's investment therein.



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

The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. It performs periodic credit evaluations of its customers and it typically does not require collateral or credit insurance. The Company's estimate of the allowance for doubtful accounts may prove insufficient if a greater than expected number of customers are delinquent in their payments.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Cash and cash equivalents: The Company's cash equivalents consist primarily of investments in short term deposits with maturities of three months or less from dates of placements. The carrying amount approximates fair value because of the short maturity of those instruments.

Short-term investments: The Company's short-term investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Short-term investments are recorded at the lower of cost and fair value with gains and losses during the period included in earnings.

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

Credit Risk

Financial instruments which potentially subject the Company to concentrations of
credit  risk  consist  primarily  of  cash  and  cash  equivalents,   short-term
investments, and trade receivables.

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Short-term investments held by a reputable professional hedge fund manager can be withdrawn in any given month up to a maximum of forty percent of the outstanding investment amount and, therefore, credit risk is considered minimal.

Credit risk on trade receivables is minimized as a result of the large and diversified nature of the Company's customer base. The Company also monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business. The Company does not normally require collateral or other security to support credit sales.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Property, Plant and Equipment and Amortization

Property, plant and equipment are stated at cost including, for major projects, interest capitalized during the construction period. Amortization is calculated on the straight-line basis over their estimated useful lives using the following annual rates:


         Building                              -                      2.5%
         Machinery and equipment               -                 10% - 50%
         Furniture and fixtures                -                       20%
         Computer equipment and software       -                 30% - 33%
         Automotive equipment                  -                       30%
         Dies and moulds                       -          over three years

Amortization of leasehold improvements is calculated on the straight-line basis over the term of the lease including the first renewal term.

Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

Capital Leases

Capital leases which transfer substantially all of the property and relevant risk related to the ownership of the property leased to the Company are capitalized by recording as assets and liabilities the present value of the payments under the leases.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Goodwill

Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of its net tangible assets at date of acquisition. Goodwill is not amortized and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The annual impairment test is a two-part test, which compares the carrying amount of each reporting unit to its fair value.

In 2005 an impairment test was performed on goodwill and it was determined that the carrying value of goodwill on product lines that were being phased out was impaired. The impaired amount was expensed and presented as a separate line item in the consolidated statement of operations.


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

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stock-based Compensation Plans

The Company has a  stock-based  compensation  plan,  which is  described in Note
7(c).

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

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings (loss) per share is computed using the weighted average of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and share purchase warrants using the treasury method and the impact of the conversion of the convertible debenture and Class A preference shares (2003).


Advertising

The Company expenses the cost of advertising as incurred. Advertising expenses for the year amounted to $1,265,219 (2004 - $2,058,093; 2003 - $2,507,123).


Shipping and Handling Expenses

Certain shipping and handling expenses not included in cost of sales amounted to $1,816,925 for the year (2004 - $1,502,826; 2003 - $1,182,425).

1.       ACCOUNTS RECEIVABLE

                                                                              2005                2004
                                                                        ---------------     ---------------
         Accounts receivable  (Note 10 (c))                             $     6,671,291     $     7,660,926
         Allowance for doubtful accounts                                       (386,745)           (317,418)
                                                                        ----------------    ----------------

                                                                        $     6,284,546     $     7,343,508
                                                                        ===============     ===============

2.       INVENTORIES

                                                                              2005               2004
                                                                        ---------------     ---------------
         Raw materials                                                  $     3,738,954     $     3,290,131
         Work in process                                                        569,706             472,775
         Finished goods                                                       1,299,834             806,285
                                                                        ---------------     ---------------

                                                                        $     5,608,494     $     4,569,191
                                                                        ===============     ===============

3.       INVESTMENTS

                                                                              2005               2004
                                                                        ---------------     ---------------
         Polyair Inter Pack Inc.
         Common shares - at equity (22.8%) (2004 - 24.0%)
              Proportionate share of net book value                     $     4,695,803     $    10,781,645
              Unamortized goodwill                                            1,611,478             597,383
                                                                        ---------------     ---------------
         (market value - $7,206,761; 2004 - $16,505,807)                      6,307,281          11,379,028

         Genterra Inc., a significantly influenced company
              Common shares - at equity (1.4%)                                  497,449             481,958

         Kroehler Coastal Home Inc.
              Common shares - at equity (50.0%)                                 (83,565)                 10

         Note receivable from a significantly influenced company,
              bearing interest at prime, due on demand                           58,085              51,451
                                                                        ---------------     ---------------

                                                                        $     6,779,250     $    11,912,447
                                                                        ===============     ===============

4.      PROPERTY, PLANT AND EQUIPMENT

                                                                                Accumulated          2005            2004
                                                                     Cost       Amortization          Net             Net
        Machinery and equipment                                 $  4,059,796    $  2,818,352    $  1,241,444    $  1,476,983
        Furniture and fixtures                                       400,385         310,975          89,410         111,764
        Computer equipment and software                              513,199         414,862          98,337          99,501
        Leasehold improvements                                       429,440         133,492         295,948         104,260
        Automotive equipment                                         160,952         133,971          26,981          40,284
        Dies and moulds                                                    -               -               -           1,710
        Patent and trademark                                             301                       -     301             301
                                                                ------------    ------------    ------------    ------------
                                                                   5,564,073       3,811,652       1,752,421       1,834,803
        Assets under capital leases
        Automotive equipment                                          40,179           6,026          34,153               -
                                                                ------------    ------------    ------------    ------------
                                                                $  5,604,252    $  3,817,678    $  1,786,574    $  1,834,803
                                                                ============    ============    ============    ============

5.       BANK INDEBTEDNESS

          The bank loans bear interest on a prime plus basis and are secured by assignment of book debts, inventories, property, plant and equipment and general security agreements of consolidated subsidiaries.

          At the Company's year end, Distinctive has unused available borrowing capacity of approximately $860,000. Total net interest paid during the year, including interest on long-term debt, amounted to $229,689 (2004
          - $878,398; 2003 - $1,578,798).

                                                                                                2005               2004
                                                                                         -----------------  -----------
          Canadian operating demand loan, interest at prime plus 0.5% per annum          $  4,420,000     $      735,000
          U.S. operating demand loan, interest at the lender's U.S. dollar base
           rate plus 0.5% per annum                                                           712,074            552,920
                                                                                         ------------     --------------

                                                                                         $  5,132,074     $    1,287,920
                                                                                         ============     ==============

6.       LONG-TERM DEBT

                                                                                                   2005              2004
                                                                                               ----------        -------------
          Convertible debenture payable to affiliated company,  bearing interest at 11.9% per annum,  with interest payable  quarterly in advance,  due
          September 8, 2006, secured by a general security agreement and certain assets of the Company.  This  debenture  was repaid in full during the
          year.                                                                                $        -        $    550,000

          Note  payable,  non-interest  bearing  and  due on  demand,  partially postponed under terms of subsidiary's bank loan agreement.  The lender
          has no intention of demanding repayment within the next twelve months.                  537,500             537,500
                                                                                               ----------        ------------

                                                                                                  537,500           1,087,500

          Obligations under capital leases                                                         35,181                   -
                                                                                               ----------        ------------

                                                                                                  572,681           1,087,500

            Less:  Current portion                                                                  9,996                   -
                                                                                               ----------        ------------

                                                                                               $  562,685        $  1,087,500
                                                                                               ==========        ============




          The aggregate amount of payments required in the 2006 fiscal year and subsequent years to meet retirement provisions are as follows:



         2006                                                   $     9,996
         2007                                                         9,996
         2008                                                         9,996
         2009                                                         5,193
         2010                                                             -
         Thereafter                                                  537,500
                                                                ------------

                                                                $    572,681
                                                                ============

7.       CAPITAL STOCK

         (a)      Authorized


               Unlimited $0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable, Class A preference shares
               Unlimited Preference shares, issuable in series
               Unlimited Common shares


         (b)      Issued

                                                                   Preference Shares          Class A
                                          Common Shares               Series 1           Preference Shares

                                    # of Shares    $ Value    # of Shares    $ Value   # of Shares     $ Value
                                    -----------    -------    -----------    -------   -----------     -------
Balance at December 31, 2002        2,779,320     1,670,584     3,076,885     691,502             -           -

Repurchase for cancellation           (44,800)      (26,928)            -           -             -           -

Exercise of share purchase
warrants (Note 7(d))                   50,000       262,500             -           -             -           -
                                   ----------    ----------    ----------    --------    ----------    --------
                                    2,784,520     1,906,156     3,076,885     691,502             -           -

1:1.75 stock split                  2,088,563             -             -           -             -           -

2:1 share restructure                       -             -    (3,076,885)   (691,502)    1,538,493     691,502
                                                 ----------    ----------    --------    ----------    --------

Balance at December 31, 2003        4,873,083     1,906,156             -           -     1,538,493     691,502

Conversion of Class A preference
Shares                                214,577       549,676             -           -    (1,222,949)   (549,676)


Repurchase for cancellation          (183,853)      (87,811)            -           -             -           -

Exercise of stock options
(Note 7(c))                            55,000        95,630             -           -             -           -

Exercise of share purchase
warrants (Note 7(d))                   52,500       157,500             -           -             -           -
                                   ----------    ----------    ----------    --------    ----------    --------

Balance at December 31, 2004        5,011,307     2,621,151             -           -       315,544     141,826


Repurchase for cancellation            (4,300)       (2,249)            -           -             -           -

Exercise of stock options
(Note 7(c))                            87,500        79,625             -           -             -           -
                                   ----------    ----------    ----------    --------    ----------    --------

Balance at December 31, 2005        5,094,507     2,698,527             -           -       315,544     141,826
                                   ==========    ==========    ==========    ========    ==========    ========

         (b)   Issued (Continued)

               During 2003, the Company filed Articles of Amendments as follows:

               i) on June 30, 2003 to subdivide its Common shares on the basis of 1.75 Common shares for each old Common share: and

               ii) on November 12, 2003 to redesignate the non-voting, non-participating, $0.04 cumulative, redeemable, Preference shares Series 1, as non-voting, non-participating, redeemable, non-cumulative, Class A preference shares, cancel all arrears of cumulative dividends outstanding on the Preference shares Series 1, and to consolidate the Preference shares Series 1, on the basis of one new Class A preference share for two old Preference shares Series 1.


               During 2004, at the option of the holders, 1,222,949 Class A preference shares were converted (prior to the conversion expiry on March 31, 2004) into 214,577 Common shares on the basis of 5.7 Class A preference shares for each Common share.

               During the year, the Company repurchased 4,300 (2004 - 183,853; 2003 - 44,800) Common shares for cancellation pursuant to a Normal Course Issuer Bid for a total consideration of $12,681 (2004 - $864,043; 2003 - $473,139). The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

               During  2004,  52,500  (2003 - 87,500  (after  stock  split),  as presently constituted) share purchase warrants were exercised for a total consideration of $157,500 (2003 - $262,500).

         (c)   Stock Options


               The Company maintains a Stock Option Plan under which the Board of Directors may grant options to directors, officers, employees and consultants of the Company and it affiliates. The number of shares reserved under this plan is currently limited to 500,000 Common shares at an option price not to be less than the market price at the date of issuance.

                                                      Options                                Average Exercised Price
                                          2005          2004          2003             2005           2004           2003
                                      ------------- ------------- -------------    ------------- --------------- ------------
         Balance,
         beginning of year              277,500       332,500       332,500       $     1.85      $    1.84       $     1.84
         Exercised                     ( 87,500)     ( 55,000)        -           $     0.91      $    1.74       $        -
                                       ---------     --------       -------
         Balance,
         end of year                     190,000      277,500       332,500       $     2.29      $    1.85       $      1.84
                                       =========     =========      =======


               Exercise of the outstanding options, which were due to expire on November 2005, were extended to November 2015 subject to shareholders' approval at the Company's 2006 Annual and Special Meeting.

         (d)   Share Purchase Warrants

               Pursuant to long-term debt repayment options, the Company has share purchase warrants outstanding entitling the holders to purchase 226,665 Common shares (2004 - 226,665; 2003 - 279,165)
               at an exercise price of $3.00 per Common share. During 2004, 52,500 Common shares (2003 - 87,500 (after stock split), as presently constituted) were issued upon the exercise of these warrants. These share purchase warrants expire on September 7, 2006.


8.       EARNINGS (LOSS) PER SHARE

               The following table sets forth the calculation of basic and diluted earnings per share:

                                                                     2005           2004             2003
                                                                 -------------   ----------    -------------
Numerator:
  Earnings (loss) from continuing operations                     $  (2,385,411)  $  5,694,657     $  1,618,469
  Earnings (loss) from discontinued operations, net of tax                   -       (677,613)       1,250,090
  Share of earnings (loss) from discontinued operations
     of significantly influenced company                            (3,718,042)       222,429                -
                                                                 -------------    ----------      ------------
  Net earnings (loss)                                               (6,103,453)     5,239,473        2,868,559

  Interest on convertible debenture, net of taxes                            -         41,495           41,495
                                                                 -------------   ----------       ------------

  Net earnings (loss) available to Common shareholders           $  (6,103,453)  $  5,280,968     $  2,910,054
                                                                 =============   ============     ============
Denominator:
  Weighted average number of shares outstanding                      5,065,172      5,020,433        4,868,096
  Effect of dilutive securities
      Stock options                                                     85,100        173,182          256,250
      Share purchase warrants                                           62,415         88,735          174,478
      Potential conversion of convertible debenture                          -         71,771          114,583
      Potential conversion of Class A preference shares                      -              -          269,911
                                                                 -------------   ------------     ------------

                                                                     5,212,687      5,354,121        5,683,318
                                                                 =============   ============      ===========

Earnings (loss) per share

Earnings (loss) per share from continuing operations
  Basic                                                          $       (0.47)  $       1.13     $       0.33
  Diluted                                                        $       (0.47)  $       1.07     $       0.29

Earnings (loss) per share from discontinued operations
  Basic                                                          $       (0.73)  $      (0.09)    $       0.26
  Diluted                                                        $       (0.73)  $      (0.09)    $       0.22

Earnings (loss) per share
  Basic                                                          $       (1.20)  $       1.04     $       0.59
  Diluted                                                        $       (1.20)  $       0.99     $       0.51


               Basic and diluted loss per share is the same for the current year as the effect of assumed exercise of stock options and share purchase warrants is anti-dilutive.

9.       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  2005             2004               2003
                                                                             -------------    -------------    --------------

         (a)      Items not affecting cash:
                  Amortization                                               $     475,452    $   3,208,392    $    7,502,692
                  Impairment of goodwill                                           118,720                -                 -
                  Write-down of short-term investments                              48,744                -                 -
                  Gain on sale of investment in former consolidated
                     subsidiary                                                          -       (8,738,863)                -
                  Equity in (earnings) loss of significantly influenced
                     companies                                                   1,241,522          (54,000)           (2,750)
                  Loss on disposal of investment of equity investee               -                  26,706                 -
                  Future income taxes                                             (156,073)        (393,832)        1,581,007
                  Non-controlling interest                                      (1,000,075)         337,769         2,284,370
                                                                             -------------    -------------    --------------

                                                                             $     728,290    $  (5,613,828)   $   11,365,319
                                                                             =============    ==============   ==============


         (b)      Change in non-cash components of working capital:

                  Decrease (increase) in accounts receivable                 $   1,058,962    $  (1,374,796)   $   38,361,358
                  (Increase) decrease in income taxes recoverable                 (611,389)          32,220           559,065
                  (Increase) decrease in inventories                            (1,039,303)       1,101,085          (248,432)
                  (Increase) decrease in prepaid expenses                         (203,893)          31,117        (1,629,141)
                  Decrease in accounts payable and accrued liabilities            (825,582)        (419,289)       (6,526,405)
                  (Decrease) increase in income taxes payable                   (1,562,437)       2,430,440        (1,940,706)
                                                                             -------------    -------------    --------------

                                                                             $  (3,183,642)   $   1,800,777    $   28,575,739
                                                                             =============    =============    ==============

10.      OTHER INFORMATION

         (a)      Income Taxes

                  The Company's income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 36.1% (2004 - 36.6%; 2003 - 36.6%) to income as described below:


                                                                                   2005             2004              2003
                                                                             ------------     ------------      ------------
                  Income tax computed at statutory combined basic
                    income tax rates                                         $ (1,492,053)    $  3,090,271      $  2,344,354
                  Increase (decrease) in income tax resulting from:
                      Investment tax credit                                             -           (3,027)                -
                      Large corporations tax                                       11,115           17,177            96,112
                      Manufacturing and processing tax credit                     116,219          (42,737)          (83,465)
                      Non-deductible expenses                                      34,512           27,500           122,204
                      Non-taxable equity items                                    448,190           (9,989)            1,006
                      Non-taxable portion of capital (gain) loss                   96,452         (812,738)                -
                      Reduction in future tax rates                                -                -                  3,384
                      Valuation allowance                                          29,989           -                      -
                      Other                                                         7,952          144,481            18,905
                                                                             ------------     ------------      ------------

                      Effective income tax provision (credit)                $   (747,624)    $  2,410,938      $  2,502,500
                                                                             ============     ============      ============


               Total income taxes paid during the year amounted to $1,656,530 (2004 - $815,227; 2003 - $5,958,133).


                  The components of income taxes are as follows:

                                                                                  2005             2004              2003
                                                                              -----------     ------------      ------------
                  Current
                    - Canada                                                 $   (591,551)    $  2,478,613      $    379,106
                    - U.S.                                                       -                 326,157           542,387

                  Future
                    - Canada                                                     (156,073)        (393,832)          384,264
                    - U.S.                                                          -                -             1,196,743
                                                                             ------------     ------------      ------------

                                                                             $   (747,624)    $  2,410,938      $  2,502,500
                                                                             ============     ============      ============

         (b)      Future Income Taxes

                  A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:

                                                                                            2005                  2004
                                                                                       -----------            ------------
                  Current future income tax assets
                     Unrealized foreign exchange loss                                  $    69,538            $    211,332
                                                                                       -----------            ------------

                  Non-current future income tax assets
                    Non-capital loss carry-forwards                                       779,389                 432,000
                    Capital loss carry-forwards                                           134,367                 160,000
                    Eligible cumulative expenditure                                        38,000                  42,000
                    Other                                                                  24,500                  26,000

                    Valuation allowance                                                  (119,989)                (90,000)
                                                                                       ----------              ----------
                                                                                          856,267                 570,000
                                                                                       ----------              ----------


                  Non-current future income tax liabilities

                   Depreciable property, plant and equipment                             (166,400)               (178,000)
                                                                                       ----------              ---------



                  Net future income tax assets                                         $   759,405            $   603,332
                                                                                       ===========            ===========





               The Company has non-capital loss carry-forwards of approximately $1,637,000, of which $31,000 expires in 2007, $53,000 expires in
               2009,  $471,000  expires  in 2010,  $635,000  expires in 2014 and
               $447,000 expires in 2015, and capital loss carry-forwards of approximately $245,000. The Company's subsidiary has non-capital loss carry-forwards of approximately $466,000 which expires in 2015 and capital loss carry-forwards of approximately $501,000. No future income tax assets have been recognized in respect of the subsidiary's capital loss carry-forwards. The Company's subsidiary also has loss carry-forwards of approximately $83,000 generated from its U.S. operations for which no future income tax assets have been recognized.

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

                  Related party transactions and outstanding balances not disclosed elsewhere in these consolidated financial statements are summarized as follows:

                                                                                   2005             2004              2003
                                                                            ---------------- ----------------   ---------------
                  Revenue
                      Sales                                              $        187,990     $          -     $            -
                  Expenses
                      Rent                                                        321,128          407,503            715,266
                      Administration and consulting fees                          336,000          649,667           158,000
                      Interest expense                                             26,359           71,204            80,518
                      Premium paid on debenture redemption                        320,000                -                 -
                  Accounts receivable                                              79,682           18,648            12,014





11.      CONTINGENCIES AND COMMITMENTS

         (a)   Operating Leases

               The Company leases several premises in Canada and the U.S. These leases expire between 2006 and 2010. The total commitment of $2,553,675 includes $2,530,869 related to plant, warehouses and office facilities and $22,806 related to automobile leases.

               At December 31, 2005, future minimum payments to be made for operating leases are as follows:


                 2006                                    $      1,102,462
                 2007                                             888,245
                 2008                                             481,601
                 2009                                              69,743
                 2010                                              11,624
                                                         ----------------

                                                         $      2,553,675
                                                         ================


               Total rent paid during the year amounted to $1,213,895 (2004 - $1,121,404; 2003 - $1,393,030).

         (b)      Commitment

               An officer of the Company retains the option to purchase approximately four and one-half percent of the Company's remaining common share holdings in an equity investee for $172,000, expiring December 2006.

          (c)     Contingencies

               In the normal course of its operations, one of the Company's equity investees may be subject to litigation and claims. It is not possible to determine the amounts that may be ultimately assessed against this investee company with respect to any existing or potential claims.




12.  DISCONTINUED OPERATIONS


     Polyair initiated a process to dispose of the assets and business of its Pool Products business segment and during its first quarter of 2006 received conditional offers in respect thereof. Polyair expects that, subject to the offer conditions being satisfied, the disposal of the segment will be completed within one year. As the criteria to report the segment as a discontinued operation has been met, the operating results of Polyair's Pool Products business segment have been classified as a discontinued operation and comparative figures have been restated.

     The following table provides additional information with respect to the amounts included in the results of discontinued operations of Polyair's Pool Products business segment for the year ended October 31, 2003 and the four-month period up to February 29, 2004:

                                                                                 2004           2003
                                                                             ------------    -----------
                           Sales                                             $ 25,542,422    $77,411,662
                                                                             ------------    -----------

                           Earnings (loss) before income taxes               $ (2,672,708)   $ 4,512,142
                           Income tax (recovery)                               (1,150,512)     1,759,488
                                                                             ------------    -----------
                           Earnings (loss) before non-controlling interest     (1,522,196)     2,752,654
                           Non-controlling interest                              (844,583)     1,502,564
                                                                             ------------    -----------
                           Earnings (loss) from discontinued operations      $   (677,613)   $ 1,250,090
                                                                             ============    ===========

13.  ACQUISITIONS (2003)

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

                                                            (In thousands
                                                             of dollars)

         Accounts receivable                               $      46,085
         Inventory                                                20,474
         Accounts payable and accrued liabilities                 (8,671)
         Other long-term liabilities                              (1,846)
                                                           -------------
         Net assets acquired                               $      56,042
                                                           =============

         Consideration:
             Cash                                          $      44,136
             Convertible note payable                              6,973
             Acquisition accruals                                  4,527
             Due from vendor                                        (259)
             Other                                                   665
                                                           -------------

                                                           $      56,042
                                                           =============





14.  COMPARATIVE FIGURES

     The 2003 and 2004 Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2005 Consolidated Financial Statements.

15.      SEGMENTED INFORMATION

         The Company manufactures furniture in Canada and the United States and until February 2004, packaging products in Canada and the United States.

         2005

         Industry Segments:
                                                          (Note 12)        Packaging
                                                        Pool Products       Products         Furniture       Consolidated
                                                        -------------       --------         ---------       ------------
                                                              $                $                 $                 $
        Sales                                                     -                 -           37,000,566       37,000,566
                                                      ================= ================================== ================
        Operating loss                                            -                 -          (1,198,470)       (1,918,470)
                                                      ================= ==================================
        Corporate expenses                                                                                         (539,540)
        Other income                                                                                                616,294
        Amortization                                                                                               (475,452)
        Interest                                                                                                   (290,177)
        Gain on foreign exchange                                                                                    154,477
        Impairment of goodwill                                                                                     (118,720)
        Loss on extinguishment of debt                                                                             (320,000)
        Equity loss in significantly influenced companies                                                        (1,241,522)
        Income tax recovery                                                                                         747,624
        Non-controlling interest                                                                                  1,000,075
        Share of loss from discontinued operations of significantly company                                      (3,718,042)
                                                                                                           -----------------
        Loss for the year                                                                                        (6,103,453)
                                                                                                           =================


        Identifiable assets                                    -                 -              13,957,520       13,957,520
                                                      ================= ================ =================
        Corporate assets                                                                                         19,312,557
                                                                                                           ----------------
        Total assets                                                                                             33,270,077
                                                                                                           ================


        Capital expenditures (net)                              -                -                 427,223          427,223
                                                      ================= ================ ================= ================

        Amortization                                            -                -                 475,452          475,452
                                                      ================= ================ =================



         Geographic Segments:
                                                                             Canada        United States     Consolidated
                                                                             ------        -------------     ------------
                                                                               $                 $                $
        Sales                                                                 27,778,693         9,221,873       37,000,566
                                                                        ================ ================= ================

        Property, plant, equipment and goodwill                                1,400,783           385,791        1,786,574
                                                                        ================ ================= ================


         2004

         Industry Segments:
                                                          (Note 12)        Packaging
                                                        Pool Products       Products         Furniture       Consolidated
                                                        -------------       --------         ---------       ------------
                                                              $                $                 $                 $
        Sales                                                  -              40,820,856        47,232,453       88,053,309
                                                      =================  ===============  ================  ===============
        Operating profit                                       -               6,880,746         1,257,163        8,137,909
                                                      =================  ===============  ================
        Corporate expenses                                                                                       (3,668,997)
        Other income                                                                                                184,913
        Amortization                                                                                             (3,208,392)
        Interest                                                                                                   (773,212)
        Loss on foreign exchange                                                                                   (995,014)
        Gain on sale of investment in consolidated subsidiary                                                     8,738,863
        Equity in earnings of significantly influenced companies                                                     54,000
        Loss on disposal of investment of equity investee                                                           (26,706)
        Income taxes                                                                                             (2,410,938)
        Non-controlling interest                                                                                   (337,769)
        Loss from discontinued operations                                                                          (677,613)
        Share of earnings from discontinued operations of significantly influenced company                          222,429
                                                                                                            ---------------
        Earnings for the year                                                                                     5,239,473
                                                                                                            ===============


        Identifiable assets                                    -                 -              13,150,561       13,150,561
                                                      =================  ===============  ================
        Corporate assets                                                                                         26,406,651
                                                                                                           ----------------
        Total assets                                                                                             39,557,212
                                                                                                           ================


        Capital expenditures (net)                             -                  -                148,483          148,483
                                                      =================  ===============  ================  ===============

        Amortization                                                           2,647,754           560,638        3,208,392
                                                      =================  ===============  ================  ===============


         Geographic Segments:
                                                                             Canada        United States     Consolidated
                                                                             ------        -------------     ------------
                                                                               $                 $                $
        Sales                                                                 45,638,207        42,415,102       88,053,309
                                                                        ================  ================  ===============

        Property, plant, equipment and goodwill                                1,953,523          -               1,953,523
                                                                        ================  ================  ===============


         2003

         Industry Segments:
                                                          (Note 12)        Packaging
                                                        Pool Products       Products         Furniture       Consolidated
                                                        -------------       --------         ---------       ------------
                                                              $                $                 $                 $
        Sales                                                  -             130,202,123        46,898,349      177,100,472
                                                      =================  ===============  ================  ===============
        Operating profit                                       -              22,474,916           879,396       23,354,312
                                                      =================  ===============  ================
        Corporate expenses                                                                                       (7,697,561)
        Other income                                                                                                 67,654
        Amortization                                                                                             (7,502,692)
        Interest                                                                                                 (1,819,124)
        Equity in earnings of significantly influenced company                                                        2,750
        Income taxes                                                                                             (2,502,500)
        Non-controlling interest                                                                                 (2,284,370)
        Earnings from discontinued operations                                                                     1,250,090
                                                                                                            ---------------
        Earnings for the year                                                                                     2,868,559
                                                                                                            ===============


        Identifiable assets                                  56,284,283       76,285,601        14,308,270      146,878,154
                                                      =================  ===============  ================
        Corporate assets                                                                                          2,203,950
                                                                                                            ---------------
        Total assets                                                                                            149,082,104
                                                                                                            ===============

        Capital expenditures (net)                            2,403,664       10,604,915           910,156       13,918,735
                                                      =================  ===============  ================  ===============

        Amortization                                            -              6,939,072           563,620        7,502,692
                                                      =================  ===============  ================  ===============

         Geographic Segments:
                                                                             Canada        United States     Consolidated
                                                                             ------        -------------     ------------
                                                                               $                 $                $
        Sales                                                                 59,769,739       117,330,733      177,100,472
                                                                        ================  ================  ===============


        Property, plant, equipment and goodwill                               22,059,090        32,207,278       54,266,368
                                                                        ================  ================  ===============




     In 2005, the Company had two major customers in the furniture segment that accounted for 19% (Canada) and 13% (United States) (2004 - Nil and 2003 -
     Nil) respectively of total sales.

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

     (c) Under Canadian generally accepted accounting principles, short-term investments are accounted for using the cost method. Under the United States generally accepted accounting principles, investments classified as available for sale securities are carried at market values with unrealized gains or losses reflected as a component of shareholders equity.

     (d)  Stock-based compensation plans:

          Commencing in 2002, the Company's accounting policy to record compensation costs for stock options at fair value is comparable to the U.S. pronouncement under SFAS No. 123. No stock options were granted in 2005, 2004 and 2003.

     (e)  Convertible note issued by former subsidiary :

          Under Canadian GAAP, the Company recorded the present value of the principal amount of the convertible note as long-term debt and recorded accretion charges to earnings. Under U.S. GAAP, the convertible note should be recorded in its entirety as a long-term liability with all related interest charges and foreign exchange gains (losses), net of tax, recorded in the income statement. In addition, under U.S. GAAP, the holders conversion option would be considered an imbedded derivative of the subsidiary, and would be fair valued at the end of each period, with changes in the fair value being recorded as a charge/(credit) to income.

     (f)  Comprehensive income:

          In applying SFAS No. 130, "Reporting Comprehensive Income", comprehensive income would have been arrived by adjusting net income for the change in the foreign currency translation amount and the unrealized gain/loss on available for sale securities during the year.

16. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

                                                                                2005               2004              2003
                                                                            -----------          -----------      ----------
                                                                               $                 $                 $
         Earnings (loss) from continuing operations -
            U.S.  GAAP                                                      (2,060,583)          6,319,646        1,178,168
         Earnings (loss) per share from continuing operations - U.S.
            GAAP

                Basic                                                            (0.41)               1.26             0.24

                Diluted                                                          (0.41)               1.19             0.21

         Earnings (loss) from discontinued operations -
             U.S. GAAP                                                      (3,718,042)           (455,184)       1,250,090
         Earnings (loss) per share from discontinued operations - U.S.
            GAAP
                Basic                                                            (0.73)              (0.09)            0.26
                Diluted                                                          (0.73)              (0.09)            0.22

         Net earnings (loss) - U.S. GAAP                                    (5,778,625)          5,864,462         2,428,258
         Earnings (loss) per share - U.S. GAAP
                Basic                                                            (1.14)               1.17             0.50
                Diluted                                                          (1.14)               1.10             0.43



          Basic and diluted loss per share is the same for the current year as the effect of assumed exercise of stock options and share purchase warrants is anti-dilutive.


          The effect on the consolidated balance sheet of the difference between accounting principles generally accepted in Canada and those accepted in the United States is summarized as follows:

                                                                            Canadian
                                                                           Accounting        Increase       U.S. Accounting
                                                                           Principles       (Decrease)        Principles
                                                                           ----------       ----------        ----------
                                                                               $                 $                 $
           December 31, 2005
           Short-term investments                                              3,916,062           13,490         3,929,552
                                                                                                ---------

           Current assets                                                     23,847,986           13,490        23,861,476

           Investments                                                         6,779,250          643,211         7,422,461

           Future income taxes                                                   856,267          381,090         1,237,357
                                                                                                ---------
           Total assets                                                       33,270,077        1,037,791        34,307,868
                                                                                                =========
           Future income taxes                                                         -            2,435             2,435
                                                                                                ---------

           Current liabilities                                                 9,001,516            2,435         9,003,951

           Total liabilities                                                  12,439,616            2,435        12,442,051
                                                                                                ---------

           Common stock                                                        2,698,527         (226,420)        2,472,107
           Cumulative translation account                                     (1,048,467)       1,048,467                 -
           Cumulative comprehensive income (loss)                                      -         (651,926)         (651,926)

           Retained earnings                                                  18,979,164          865,235        19,844,399
                                                                                                ---------
           Total shareholders' equity                                         20,830,461        1,035,356        21,865,817
                                                                                                ---------

           Total liabilities and shareholders' equity                         33,270,077        1,037,791        34,307,868
                                                                                                =========

16. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

                                                                           Canadian
                                                                           Accounting        Increase       U.S. Accounting
                                                                           Principles       (Decrease)        Principles
                                                                           ----------       ----------        ----------
                                                                               $                 $                 $
           December 31, 2004
           Short-term investments                                                587,746            7,623           595,369
                                                                                                ---------

           Current assets                                                     25,121,242            7,623        25,128,865

           Investments                                                        11,912,447          428,761        12,341,208
           Future income taxes                                                   570,000          319,205           889,205
           Goodwill                                                              118,720         (118,720)                -
                                                                                                ---------

           Total assets                                                       39,557,212          636,869        40,194,081
                                                                                                =========

           Future income taxes                                                         -            1,395             1,395
                                                                                                ---------

           Current liabilities                                                 7,535,385            1,395         7,536,780

           Total liabilities                                                  12,509,975            1,395        12,511,370
                                                                                                ---------

           Common stock                                                        2,621,151         (226,420)        2,394,731
           Cumulative translation account                                      (868,200)          868,200                 -
           Cumulative comprehensive income (loss)                                      -         (546,713)         (546,713)

           Retained earnings                                                  25,093,049          540,407        25,633,456
                                                                                                ---------

           Total shareholders' equity                                         27,047,237          635,474        27,682,711
                                                                                                ---------
           Total liabilities and shareholders' equity                         39,557,212          636,869        40,194,081
                                                                                                =========

16. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

          The effect on earnings for the above differences between accounting principles generally accepted in Canada and those accepted in the United States are summarized as follows:

                                                                                  2005             2004             2003
                                                                               ---------        ---------         ---------
                                                                               $                 $                 $
           Net earnings (loss) for the year
           - Canadian accounting principles                                   (6,103,453)       5,239,473         2,868,559
           Gain on equity investment transactions                                      -           88,989                 -
           Equity in earnings of significantly influenced company                206,108          343,072             9,241
           Gain on sale of investment in former consolidated subsidiary                -          126,102                 -
           Impairment of goodwill                                                118,720                -                 -
           Effect on accounting for convertible note                                   -          155,186          (990,257)
           Related tax impact                                                          -           (4,940)          (17,450)
           Non-controlling interest thereon                                            -          (83,420)          558,165
                                                                               ---------        ---------         ---------
           Net earnings (loss) for the year
           - United States accounting principles                              (5,778,625)       5,864,462         2,428,258

           Equity in comprehensive income of significantly  influenced
            company                                                               11,580                -                 -
           Translation adjustment loss                                          (183,505)         556,516        (1,990,221)

           Unrealized gain on available for sale securities                        5,867            7,623                 -
           Related tax impact                                                     60,845         (205,080)          741,898
                                                                               ---------        ---------         ---------

           Comprehensive income (loss)                                        (5,883,838)       6,223,521         1,179,935
                                                                               =========        =========         =========

         Reconciliation of U.S. GAAP Effective Income Tax Provision:

                                                                               2005             2004              2003
                                                                        ----------------        ---------  -----------
                                                                               $                 $                 $
           Income tax computed at statutory combined income tax rates         (1,374,790)       3,351,357         1,985,302
           Increase (decrease) in tax resulting from
             Investment tax credit                                                     -           (3,027)                -
             Large corporations tax                                               11,115           17,177            96,112
             Manufacturing and processing tax credit                             116,219          (42,737)          (83,465)
             Non-deductible expenses                                              (8,346)         (24,358)          502,088
             Non-taxable equity items                                            373,785         (168,123)           (2,376)
             Non-taxable portion of capital gain                                  96,452         (858,891)                -
             Reduction in future tax rates                                             -                -             3,384
             Valuation allowance                                                  29,989                -                 -
             Other                                                                 7,952          144,480            18,905
                                                                               ---------        ---------         ---------

           Effective income tax provision (credit)                              (747,624)       2,415,878         2,519,950
                                                                               =========        =========         =========

16. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

         Reconciliation of Shareholders' Equity:

                                                                               2005             2004              2003
                                                                        ---------------- ----------------  -----------
                                                                               $                 $                 $
           Shareholders' equity based on Canadian GAAP                        20,830,461       27,047,237        21,812,109

           Purchase of non-arm's length companies (Note 16(b))                  (226,420)        (226,420)         (226,420)

           Effect of accounting for convertible note (Note 16(f)), net
            of related tax impact and non-controlling interest                  (382,717)        (382,717)         (403,435)

           Effect of GAAP differences in former subsidiary on
            accounting gain on sale of shares                                    126,102          126,102                 -


           Effect of GAAP difference on impairment of goodwill                   118,720                -                 -

           Effect of GAAP differences in subsidiaries and effectively
            controlled companies on equity investment transactions               995,946          793,076           364,961

           Comprehensive income adjustments:
             Future tax effect on accumulated translation loss                   381,090          319,205           522,890
             Unrealized gain on available for sale securities, net
               of income taxes                                                    11,055           6,228                  -
             Equity in comprehensive income of significantly
              influenced company                                                  11,580               -                  -
                                                                         ---------------  ---------------   ---------------

           Shareholders' equity based on U.S. GAAP                            21,865,817       27,682,711        22,070,105
                                                                           =============    =============     =============



          The effect on the statement of cash flows for the above differences between accounting principles generally accepted in Canada and those accepted in the United States is summarized as follows:

                                                                              Canadian
                                                                              Accounting        Increase       U.S. Accounting
                                                                              Principles       (Decrease)        Principles
                                                                             ----------       ----------        ----------
                                                                                  $                 $                 $
           December 31, 2005

           Operating activities
             Loss from continuing operations                                  (2,385,411)         324,828        (2,060,583)
             Equity loss in significantly influenced companies                 1,241,522         (206,108)        1,035,414
             Impairment of goodwill                                              118,720         (118,720)                -
                                                                                                ---------
           Total cash and cash equivalents used for operating
            activities                                                        (4,840,763)               -        (4,840,763)
                                                                                                =========

16. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

                                                                              Canadian
                                                                              Accounting        Increase       U.S. Accounting
                                                                              Principles       (Decrease)        Principles
                                                                              ----------       ----------        ----------
                                                                               $                 $                 $
           December 31, 2004

           Operating activities
             Earnings from continuing operations                               5,694,657          624,989         6,319,646
             Equity in earnings of significantly influenced companies            (54,000)        (343,072)         (397,072)
             Gain on sale of investment in former consolidated
             subsidiary                                                       (8,738,863)        (126,102)       (8,864,965)
             Loss on disposal of investment in equity investee                    26,706          (88,989)          (62,283)
             Future income taxes                                                (393,832)           4,940          (388,892)
             Non-controlling interest                                            337,769           83,420           421,189
             Net cash flows of deconsolidated subsidiary                      (1,648,310)        (155,186)       (1,803,496)
                                                                                               -----------
           Total cash and cash equivalents used for operating
            activities                                                        (1,119,475)           -            (1,119,475)
                                                                                               ==========


                                                                             Canadian
                                                                             Accounting        Increase       U.S. Accounting
                                                                             Principles       (Decrease)        Principles
                                                                             ----------       ----------        ----------
                                                                               $                 $                 $
           December 31, 2003

           Operating activities
             Earnings from continuing operations                               1,618,469         (440,302)        1,178,167
             Equity in earnings of significantly influenced company               (2,750)          (9,241)          (11,991)
             Future income taxes                                               1,581,007           17,450         1,598,457
             Non-controlling interest                                          2,284,370         (558,165)        1,726,205
           Change in non-cash components of working capital                   28,575,739          154,272        28,730,011
                                                                                               ----------
           Total cash and cash equivalents used for operating
            activities                                                        45,207,922         (835,986)       44,371,936
                                                                                               ===========
           Financing activities
           Proceeds from long-term debt                                                -          835,986           835,986
                                                                                               ----------
           Total cash and cash equivalents used for financing
              activities                                                     13,195,560           835,986        14,031,546
                                                                                               ==========

16. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

     Recent United States Accounting Pronouncements:

     (i)  Statement  of  Financial  Accounting  Standards  No.  123  (SFAS  123)
          (Revised)

          In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The requirement is effective for the first interim period commencing after June 15, 2005. Under this method, the Company recognizes compensation costs for new grants of share-based awards, awards modified after the effective date, and the remaining portion of the fair value of the unvested awards at the adoption date. The adoption of the Statements 123R did not have a significant impact on the Company's consolidated financial statements as at December 31, 2005.

     (ii) Statement of Financial Accounting Standards No. 153 (SFAS 153)

          In December 2004, FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets - An Amendment to Accounting Principles Board ("APB") Opinion No. 29". This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The requirements of SFAS 153 did not have a significant impact on the Company's consolidated financial statements as at December 31, 2005.

     (iii) Statement of Financial Accounting Standards No. 154 (SFAS 154)

          In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This Statement will be effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006.

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
DECEMBER 31, 2005, 2004 AND 2003

(Expressed in Canadian Dollars)

         Column A              Column B                Column C                 Column D         Column E         Column F
         --------              --------                --------                 --------         --------         --------

                                                               Additions
                                                               Charged to
                               Balance        Charged to         Other                                             Balance
                              Beginning        Costs and       Accounts -                      Deductions -           End
       Description            of Period        Expenses         Describe        Other (1)      Describe (2)        of Period
       -----------            ---------        --------         --------        ------         ---------          ------------

                                  $                $               $                $                $                $

Allowance for doubtful
accounts
December 31, 2005                  317,418           69,327                                                            386,745

December 31, 2004                2,252,073          113,077            -         (2,047,732)               -           317,418

December 31, 2003                1,847,388          606,542            -                  -         (201,857)        2,252,073





(1) Deconsolidation of subsidiary.

(2) Deductions represent bad debts written off against accounts receivable and reversals of over accruals.