Form 20-F/A
period 2005-12-31
CONSOLIDATED MERCANTILE INC
filed 2006-10-11
CIK 784012

Amended as to Item 6C only

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


Nasdaq Requirements

The Company's Common Shares are listed for quotation on the Nasdaq Small Cap Market and are subject to the rules of the Nasdaq Small Cap Market applicable to listed companies. Under the current Nasdaq rules applicable to the Company, a listed company is required to have adopted a formal written charter or board resolution addressing the nominations process and to have its compensation committee composed soley of independent directors. The Company is a "Controlled Company" within the meaning of the Nasdaq rules since more than 50% of its voting power is held by Mr. Fred Litwin. As a Controlled Company, the Company is exempt from the nomination committee charter and compensation committee requirement described above.


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




Dated: October 11, 2006

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