Form 20-F
period 2006-12-31
CONSOLIDATED MERCANTILE INC
filed 2007-06-26
CIK 784012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2006

Commission file number 0-14009

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
None

At June 1, 2007, the Company had outstanding 5,081,207 Common Shares, no par value and 315,544 Non-Voting, Non-Participating, $0.04 Non-Cumulative, $0.44 Redeemable, Class A Preference Shares, no par value.

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

UNLESS OTHERWISE NOTED, THE DOLLAR AMOUNTS CONTAINED IN THIS REPORT ARE IN CANADIAN CURRENCY ($1 CDN = $0.9374 U.S. AT JUNE 13, 2007) AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA.

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

Not Applicable.

ITEM 3.  KEY INFORMATION.

A. Selected Financial Data

                        (All Figures in Canadian Dollars)
                 (Prepared in Accordance with Canadian G.A.A.P.)

SUMMARY OF OPERATING DATA

Year Ended December 31
	2006	2005	2004	2003	2002
Sales	$30,262,368	$37,000,566	$84,460,540	$177,100,472	$187,258,158
Cost of sales	26,400,736	32,165,061	66,368,611	133,278,323	139,293,131
Gross profit*	3,861,632	4,835,505	18,091,929	43,822,149	47,965,027
Expenses	6,933,172	8,343,387	18,601,845	37,487,214	37,767,500
Earnings (loss) from continuing operations	(4,317,317)	(2,074,787)	5,591,032	1,618,469	2,179,375
Earnings (loss) from discontinued operations	(4,811,819)	(4,028,666)	(351,559)	1,250,090	673,943
Net earnings (loss) for the year	$(9,129,136)	$(6,103,453)	$5,239,473	$2,868,559	$2,853,318

Earnings (loss) per share from continuing operations
Basic	$(0.85)	$(0.41)	$1.11	$0.33	$0.42
Diluted	$(0.85)	$(0.41)	$1.05	$0.29	$0.38

Earnings (loss) per share from discontinued operations
Basic	$(0.95)	$(0.79)	$(0.07)	$0.26	$0.14
Diluted	$(0.95)	$(0.79)	$(0.07)	$0.22	$0.13

Earnings (loss) per share
Basic	$(1.80)	$(1.20)	$1.04	$0.59	$0.56
Diluted	$(1.80)	$(1.20)	$0.99	$0.51	$0.51

*Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that gross profit should not be considered as an alternative to net earnings  (loss) or cash from operating activities as an indicator of the Company's performance or cash flows.  The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies.  The Company defines gross profit as net earnings  (loss) before other income, selling and administrative expenses, interest expense, amortization, gain (loss) on foreign exchange, gain on sale of investments, income  (loss) on equity items, non-controlling interest, income taxes and loss from discontinued operations.

SUMMARY OF BALANCE SHEET DATA

As at December 31,
	2006	2005	2004	2003	2002
Total Assets:	$23,686,558	$33,270,077	$39,557,212	$149,082,104	$123,341,699
Working Capital:	12,283,371	14,846,470	17,585,857	21,874,325	21,996,446
Long term debt:	552,689	562,685	1,087,500	28,137,868	30,493,061
Dividends declared per equity share:	Nil	Nil	Nil	Nil	Nil
Shareholders' Equity:	$11,975,030	$20,830,461	$27,047,237	$21,812,109	$21,190,516

The effect on net income, earnings per share and total assets of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States as described in Note 17 to the Audited Consolidated Financial Statements of Consolidated Mercantile Incorporated are summarized as follows:

Fiscal Year Ended December 31
	2006	2005	2004	2003	2002
Earnings (loss) from continuing operations	$(3,868,873)	$(1,963,132)	$5,900,998	$1,178,168	$2,252,830
Earnings (loss) per share from continuing operations
Basic	$(0.76)	$(0.39)	$1.18	$0.24	$0.44
Diluted	$(0.76)	$(0.39)	$1.10	$0.21	$0.38
Earnings (loss) from discontinued operations	$(4,811,819)	$(4,028,666)	$(351,559)	$1,250,090	$673,943
Earnings (loss) per share from discontinued operations
Basic	$(0.95)	$(0.80)	$(0.07)	$0.26	$0.14
Diluted	$(0.95)	$(0.80)	$(0.07)	$0.22	$0.13
Net earnings (loss)	$(8,680,692)	$(5,991,798)	$5,549,439	$2,428,258	$2,926,773
Earnings (loss) per share
Basic	$(1.71)	$(1.18)	$1.11	$0.50	$0.58
Diluted	$(1.71)	$(1.18)	$1.04	$0.43	$0.51
Total Assets	$24,672,377	$33,799,357	$39,896,105	$149,655,191	$123,470,999

Exchange Rates.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the five fiscal periods ended December 31, 2006, 2005, 2004, 2003 and 2002, the average rates for the period and the range of high and low rates for the period. The data for May 2007 and for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

May 2007	1.09	1.07	1.11	1.07
April 2007	1.14	1.11	1.16	1.11
March 2007	1.17	1.15	1.18	1.15
February 2007	1.17	1.16	1.19	1.17
January 2007	1.18	1.16	1.18	1.18
December 2006	1.15	1.14	1.17	1.17

Fiscal Year Ended December 31, 2006	1.13	1.10	1.17	1.17
Fiscal Year Ended December 31, 2005	1.21	1.15	1.27	1.17
Fiscal Year Ended December 31, 2004	1.30	1.18	1.40	1.20
Fiscal Year Ended December 31, 2003	1.34	1.29	1.41	1.29
	1.57	1.51	1.61	1.58

On June 13, 2007 the exchange rate for the US/Canadian dollars was $0.9374 ($1.0668/1US$), based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York. The above averages are calculated from daily noon buying rates.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable

D.  Risk factors

Consolidated Mercantile Incorporated's business is subject to a number of broad risks and uncertainties, including the following:

1. Distinctive Designs Furniture Inc.  ("Distinctive"), the Company’s furniture manufacturing subsidiary, has sustained material losses in recent years and its working capital position has deteriorated. Distinctive continues to implement a number of adjustments including an increase in its import programs to supplement and/or replace its domestic manufacturing in order to improve gross margin and to enhance its ability to be more competitive in the industry. Distinctive’s 2006 consolidated financial statements have been prepared on the basis of generally accepted accounting principles applicable to a going concern with the assumption that Distinctive will be able to realize its assets and discharge its liabilities in the normal course of business.  In order to generate positive cash flows from operations, Distinctive is dependent upon the support of its new lender and a return to profitability which is sensitive to the volume and price of furniture sold, as well as freight and labour costs.  If these assumptions are not met, there can be no assurance that Distinctive will realize the necessary improvement in profitability in order to meet its ongoing requirements. If the going concern assumption is not appropriate for Distinctive, adjustments may be necessary to the carrying value of the Company’s assets related thereto.

2. Canadian Securities regulations require CEOs and CFOs to certify that they have designed internal control over financial reporting to provide reasonable assurance over the reliability of financial reporting and the preparation of external financial statements in compliance with generally accepted accounting principles. These certifications cover the Company and its subsidiaries.  Documenting these controls is a significant undertaking for the Company and provides the basis for managements’ certifications. Due to the difficult business environment in the North American furniture industry, the resulting ongoing losses at Distinctive, management’s focus on Distinctive’s profit improvement program and the resignation by Distinctive’s Controller, Distinctive did not have the necessary resources to document its internal control over financial reporting. Accordingly, the Company’s Management, including the Company’s Chief Executive Officer and the Chief Financial Officer, have concluded that as of December 31, 2006 a weakness may exist in the Company’s design of internal control over financial reporting caused by the absence of documentation of the performance of critical control procedures with respect to Distinctive.  This weakness leads to uncertainty as to whether the control procedures at Distinctive are being carried out, such that material misstatements in the financial statements of Distinctive, and accordingly the Company, may fail to be prevented or detected and is accordingly also considered a potential weakness in the Company’s disclosure controls and procedures.  As a result of this potential weakness, information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under the securities laws of Canada and the United States may not be recorded, processed, summarized and reported within the time periods specified by those laws and material information may not be accumulated and communicated to Management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.  Distinctive recently hired a new Controller and the Company continues to monitor Distinctive’s situation and intends to rectify this as soon as this becomes possible.

3. The Company retains approximately 23% equity interest in Polyair Inter Pack Inc. ("Polyair"), previously the Company's packaging and specialty pool cover subsidiary. In March 2007, following the sale of its discontinued businesses, Polyair agreed with its lenders to reduce its operating line facility.  Polyair believes that this lower facility amount is adequate for its needs.  Concurrently with the reduction of the facility amount, Polyair and its lenders also agreed to change the maturity of the loan agreement from October 2008 to June 30, 2007.  The current loan agreement provides for certain financial covenants to be tested and met on a quarterly basis.  Polyair was in compliance with all of these covenants as at the end of its fiscal 2007 second quarter.  Polyair is in discussions with its lenders about the composition of the bank syndicate that will provide loan facilities after June 30, 2007 and the terms of these loans including financial covenants.  While Polyair’s management believes these discussions will result in a revised lending facility, there is no certainty that Polyair will reach a satisfactory agreement with its lenders.  Under the terms of Polyair’s lending agreements, upon maturity of the loan agreement, the lenders can demand repayment of the bank indebtedness, which would trigger cross defaults on the term loans thereby allowing the term loan lenders to also demand repayment of these loans, as well as take possession of the collateral security.  Polyair’s Consolidated Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that Polyair will be able to meet its financial covenant tests and generate positive cash flows from operations.  In order for this to be realized, Polyair will need to reach agreement with its lenders on revised terms of its loan agreement and the extension prior to June 30, 2007.  It will also dependent upon the continued support of Polyair’s lenders and creditors and increased profitability from its packaging business, which is sensitive to the volume and price of packaging products sold, freight costs, and the cost of resin. If these assumptions are not met, Polyair may not be able to realize its assets and discharge its liabilities in the normal course of operations.
4.  The Company’s short-term investments return is contingent upon the performance of the various professional managers and the public financial markets.

5. Foreign Exchange.  The Company's operating results are reported in Canadian dollars. During 2006, approximately 85% (2005 – 85%) of Polyair’s and 41% (2005 – 25%) of Distinctive’s sales revenues were generated primarily in the United States in U.S. dollars.  While Polyair is accounted for using the equity method and revenues and expenses from this investment are not recorded, the equity results therefrom still have a direct impact on the results of the Company.  The average exchange rate for income statement translation of U.S. dollar denominated amounts was 1.14 for the year ended December 31, 2006 and 1.22 for the comparable 2005 period. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar.  Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company’s sales revenue as expressed in Canadian dollars and may also impact the results of Polyair. As a result of the strengthened Canadian dollar, the furniture industry is exposed to additional competition from imported products.  Offshore manufacturers have made inroads into the Canadian upholstery market and Distinctive is under increased pressure to adjust selling prices and to reduce costs to meet this import competition.
Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars.  To reduce their exposure to exchange rate fluctuations, the Company, Polyair, and Distinctive may hedge their currency risk based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

6. Raw Materials.  Distinctive and Polyair use various commodity raw materials and energy products in conjunction with their   manufacturing   processes. Generally, they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk related to changes in commodity prices related to these components.

7. Environmental Regulation. Polyair and Distinctive are subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. Although management believes that all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.

8. Credit Risk.  Distinctive and Polyair face a certain degree of credit risk arising from the sales of products on credit terms to customers. Distinctive and Polyair seek to maintain diversity in their customers so that they are not exposed in a material manner to credit risk from any one customer.  Distinctive and Polyair attempt to mitigate credit risk through the establishment of credit limits and terms of sales with its customers.  Credit limits are reviewed and monitored regularly.  Three separate customers at Distinctive accounted for approximately  57% (2005 - 44%) of its revenues.  Loss of any of these customers could result in unsold inventory and decreased capacity utilization.

9. Legal Claims.  Distinctive has been named as a defendant in legal claims from time to time in the normal course of business.  Management believes that Distinctive will prevail and that exposure is minimal.  Polyair has been named from time to time as a defendant in claims arising from pool-related injuries. In each case, which has been resolved, Polyair has either prevailed  (on the merits or by dismissal) or secured settlement well within insurance coverage limits.  Polyair believes its products are safe and contain proper use warnings, but avoidance of litigation cannot be assured.

The risk factors discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

The Company is a management holding company which effects its strategy through investment in, management of and merchant banking to its core strategic industries, including furniture and finance, with the objective of creating added value to the Company and its shareholders. In addition, the Company retains a 22.8% equity interest in Polyair Inter Pack Inc., previously the Company’s packaging and specialty pool products subsidiary.

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

B.  BUSINESS OVERVIEW

The Company has significant investments in two principal industry segments:  (i) Distinctive - a manufacturer of upholstered furniture and (ii) Polyair - a manufacturer of protective packaging products.  The Company operates in two geographic segments, Canada and the United States.  Prior to March 2004, Polyair was a subsidiary of the Company.  In March 2004, the Company sold a portion of its investment in Polyair, reducing its ownership interest therein to approximately 23%. Notwithstanding that the Company has retained the right to elect a majority of the Board of Directors of Polyair, the Company’s rights are limited, and accordingly, the Company does not control Polyair. As the Company and Polyair no longer have a parent-subsidiary relationship, commencing March 2004, financial results of Polyair are being accounted for by the Company on an equity basis.

Furniture Products

The Company’s furniture division  (the  "Furniture Division") consists primarily of a 50.33% interest in Distinctive, a private Ontario corporation. Until December 31, 1998 the Company also held a 62.23% interest in Lanark Furniture Corporation ("Lanark"), which was amalgamated into Distinctive on that date.  At the time of the amalgamation, Lanark held the Lanark trade name, with all manufacturing and marketing already having been assumed by Distinctive.  The corporate office of the Furniture Division is located in Toronto, Ontario.

Distinctive focuses on the manufacture and import of leather and fabric upholstered furniture for sale to major Canadian department stores, mass merchants and independent furniture stores, as well as to a number of customers in the United States.  Products are sold under its own brand names – Distinctive and Kroehler. The Furniture Division’s design department continually updates and modifies product lines to meet changing trends, expand product placement and enhance brand awareness.  The Furniture Division produces and distributes its products from two Canadian facilities.  Approximately 41% of Distinctive’s 2006 sales were derived from customers in the United States.   Three separate customers at Distinctive accounted for approximately 57% of its 2006 revenues.

Distinctive purchases wood frames, fabrics and leather from a variety of third party suppliers. Distinctive purchases goods and services in both Canadian and U.S. dollars.  Distinctive’s 2006 results were negatively impacted by the strengthening Canadian Dollar, higher costs, a difficult retail environment and by increased competition, primarily from offshore manufactures. Distinctive has embarked on a profit improvement program designed to reduce material and labour costs and to increase sales.  This includes a substantial increase in its component import programs as well as the initiation of the import of certain finished products, the expansion of its product line to include motion furniture, the closure of its North Carolina plant and the consolidation of its three Toronto facilities into two. Distinctive continues to work on new sales programs and channels of distribution with both existing and prospective new customers.

The Furniture Division uses a combination of in-house sales and marketing staff as well as independent agents and representatives in Canada and the United States. The Canadian and U.S. markets are serviced by approximately 33 independent agents and supported by a customer service team in Toronto.   Distinctive participates in national and regional trade shows throughout North America to promote its products.  The Furniture Division continues to develop its niche as a manufacturer of quality fabric and leather furniture in the industry.  The Company’s largest competitors are offshore furniture manufacturers and local distributors of offshore manufactured goods.

Distinctive has approximately 170 employees, including approximately 130 unionized workers pursuant to a collective bargaining agreement at its Toronto area plants.  This collective bargaining agreement expires February 2008.

Protective Packaging (and Specialty Pool Products until 2005)

The Company has a 22.8% interest (44.5% until March 2004) in Polyair. Polyair is a publicly traded holding company which owns 100% of Cantar/Polyair Corporation ("CPC"), a Delaware corporation which manufactures protective packaging and specialty pool products. Polyair was organized to effect a capital restructuring and initial public offering of this business unit (the "IPO"), all of which was completed on February 20, 1996.  The IPO consisted of the offer and sale to the public of 2,800,000 common shares of Polyair, including 400,000 shares sold by selling shareholders  (244,000 by the Company) at $6.00 per share. On April 16, 1996, Polyair issued from treasury and sold to the public an additional 420,000 shares at  $6.00 per share pursuant to the exercise of an underwriter's over-allotment option. At the time of the IPO, Polyair also repaid approximately $2,700,000 of its obligations to the Company.

Effective November 1, 1999, Polyair adopted the U.S. Dollar as the reporting currency for its operating results.  The Canadian Dollar is the functional currency of  Polyair's  Canadian  operations.   Income statement results are translated using the average rate of exchange for the year and all assets and liabilities are translated at the year-end exchange rate.

On May 8, 2003, Polyair acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase price of US$40.2 million.  The results of operation for this acquisition have been consolidated by Polyair from the date of acquisition.  The purchase cost was allocated to the fair value of the net assets acquired.  The final purchase cost was financed through cash and the issuance of a US$5.0 million six-year 6% note to the seller, convertible into 598,802 shares of Polyair’s stock at a price per share of US$8.35.  The note is convertible at the option of the holder any time after March 31st, 2004.  The note can be settled, at the option of the Company, after March 31, 2006, through payment of cash or the issuance of 598,802 fully paid and non-assessable Series a preference shares.

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

In 2005, competitive factors, raw material cost increases and the continued strength of the Canadian dollar resulted in declining profit margins at Polyair’s Pool Products business segment. As a result, Polyair announced its formal plan to explore the disposal of this segment and reaffirmed Polyair’s business strategy in the protective packaging industry.  Polyair initiated a process to dispose of the assets and business of its Pool Products business segment.  The sale of this segment, consisting of three individual product units, was concluded during 2006. Polyair’s wholly owned Canadian subsidiary, Cantar Pool Products Limited, obtained an Order under the Companies' Creditors Arrangement Act (“CCAA”) to allow it to complete the sale of its remaining operating assets and to provide it with an opportunity to propose a Plan of Arrangement to settle claims with its creditors.  Polyair received approval for this Plan of Arrangement in January 2007. The Plan of Arrangement does not affect Polyair’s packaging business which operates as a stand-alone business through separate subsidiaries and continues to operate in the normal course.  Polyair’s management determined that its 50.1% interest in cross-linked foam operated through its subsidiary PXL Cross Link Foam Corporation (“PXL”) and its 76% interest in expanded polystyrene operated through its subsidiary PSC Moulding Corporation (“PSC”) were not core to its Packaging business.  In November 2006 Polyair concluded the sale of its interest in PXL.  The sale of PSC was completed by Polyair in its second quarter of 2007.
The corporate office of Polyair, which is located in Toronto, Ontario, oversees the operating activities of its subsidiaries. Polyair employs approximately 760 people, including temporary staff, and operates eight manufacturing and distribution facilities, seven of which are in the United States where it generates the majority of its sales.  Polyair has 84 employees in Toronto, 28 in New Jersey and 69 employees in Chicago that are covered by individual union agreements expiring in October 2007, January 2008 and June 2009 respectively.

Polyair’s products include Polyethylene bubble protective packaging, Polyethylene foam for surface protection and cushioning, plastic and paper mailers, packaging systems, insulation materials and foam-in-place packaging.  Polyair also produces solar covers and pool wall foam.

Polyair has approximately 55 sales personnel who market its products through retailers and distributors located across North America.  Customer service representatives and technical sales support personnel are located at many of the Polyair facilities to provide sales and other support.  Polyair participates in national and regional trade shows throughout North America and advertises through brochures and trade publications.  Polyair sells its products under its own brand names and produces a variety of private label products for certain customers.  Polyair has no long-term contracts for the distribution of its products. Approximately 85% of Polyair’s 2006 sales of US $113 million were derived from customers in the United States.  In Polyair's fiscal year ended October 31, 2006, no customer accounted for more than 10% of Polyair's consolidated revenues.

Over the last three years, Polyair has continued to expand its manufacturing capacity and invested in the acquisition of modern equipment so as to maximize production and increase efficiency rates.  In the protective packaging industry, Polyair sells its products to distributors and retailers in North America who service a wide variety of end users.  Polyair’s Packaging business is expanding its protective packaging lines by internal development and by entering into joint venture partnerships with companies that provide product and technical assistance.

Polyair purchases goods and services in both functional currencies.  To reduce its exposure to exchange rate fluctuations, Polyair may hedge its currency risks based on Polyair’s management's view of currency trends, estimated currency requirements and consultation with Polyair 's financial advisors.
Demand for protective packaging materials is fairly evenly spread throughout the year. Polyair’s solar covers and pool wall foam products have their peak sales months in the period from February to July.

The most significant raw material used by Polyair in the production of its products is RESIN which is sourced from a number suppliers. The price of resin increased sharply during 2004 and 2005 as a result of volatile natural gas and oil prices and shortage of supply. The availability of resin has since returned to normal levels, and although prices stabilized, they remain above the level that prevailed in the period prior to 2004.  In addition to raw material costs, freight is major expense for Polyair due to the bulky nature of many of its products.  Over the last two years, Polyair has seen an increase in its freight costs due to the higher price of fuel oil.

Polyair competes with numerous manufacturers of similar products as well as alternative packaging products such as paper, cardboard and styrene chips.  With respect to similar products, Polyair’s largest competitors are Sealed Air Corporation and Pregis Corporation.  Polyair also has regional producers that it competes with.
Polyair has undertaken development of several new products, and as a result acquired several patents and trade names over the years.  In 2005, Polyair entered into a joint venture agreement to produce and market vapour corrosion inhibitor film.  Under the terms of the joint venture agreement, the joint venture partner has granted Polyair an exclusive license for its technology.

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

The Company holds a 1.44% equity interest in Genterra Inc.  ("Genterra"), an Ontario public company with significant interests in real estate properties located in Ontario, Canada, investments in loans, mortgages and marketable securities.

Segmented Information

The Company manufactures furniture in Canada. Until February 2004, prior to the sale of a portion of its holdings in Polyair to Glencoe, segmented information for packaging and pool products in Canada and the United States was also recorded.  See Notes to Consolidated Financial Statements included in this Annual Report for a detailed segmented breakdown.

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

Plan of Operations

The Company continues to analyze investment alternatives with a view to building shareholder equity wherever possible.  Should the Company identify a long-term strategic acquisition with a combination of the requisite synergies and the potential for growth and return, the Company will consider applying a portion of its working capital to making such an investment. From time to time, the Company invests a portion of its working capital in a combination of relatively short-term income producing assets with risk-adjusted returns.

Distinctive’s results were negatively impacted by the continually strengthening Canadian Dollar, a difficult retail environment and increased competition, primarily from offshore manufactures. Distinctive has embarked on a profit improvement program designed to reduce material and labour costs and to increase sales.  This includes a substantial increase in its component import programs as well as the initiation of the import of certain finished products, the expansion of its product line to include motion furniture, the closure of its North Carolina plant and the consolidation of its three Toronto facilities into two. Distinctive continues to work on new sales and marketing programs, as well as channels of distribution with both existing and prospective new customers.

In 2006, Polyair’s packaging business adopted a “Streamline Plan” with the principal objectives being to improve profitability and reduce bank debt.  The components of this plan included a review of all of Polyair’s packaging business units to determine their long-term strategic fit with Polyair’s main protective packaging business, and a focus on strategies and operational changes necessary to increase sales volumes and reduce plant operating and overhead costs.  To implement the components of the Streamline Plan, Polyair reorganized parts of its sales force in the second half of 2006 and increased efforts to reverse the sales volume erosion that Polyair experienced in the early part of that year.  To improve profitability, Polyair reduced personnel and implemented a manufacturing process improvement program aimed at increasing its plant efficiencies and throughput capacities. After giving effect to the sale of the Pool Products business segment, PXL and PSC, Polyair will operate its protective packaging business from one Canadian plant and seven US plants.  The seasonality of Polyair’s sales and its working capital requirement are greatly diminished.  With the rationalization of Polyair’s business essentially complete and a significant reduction of bank debt effected, Polyair’s focus in coming years will be to increase its sales through organic growth and the expansion of its new developed Vision Foam-in-Place product line, and to increase the efficiency of its manufacturing operations.
C.  ORGANIZATIONAL STRUCTURE

The Company's investment comprises of a 50.33% interest in Distinctive and a 22.80% interest in Polyair which in turn owns 100% of Cantar/Polyair Corporation, a Delaware corporation ("CPC") which manufacturers packaging and specialty cover products.

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

Distinctive currently leases warehouse space of approximately 19,350 square feet located at 140 Wendell Avenue, Toronto, Ontario from Genterra on a month to month basis. Distinctive and Genterra have commenced discussions relating to the relocation and renewal of the lease in respect of this warehouse space. See,  "ITEM 7.  MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS."

Polyair Inter Pack Inc.

Polyair's executive offices are located at 330 Humberline Drive Toronto, Ontario M9W 1R5.

Polyair has eight leased office and/or manufacturing facilities.  Polyair produces and distributes its packaging products in one Canadian facility and seven US facilities as follows:

Location	Sq. ft.	Lease Expiry
Toronto, Ontario	255,000	October 31, 2016
Chicago, Illinois	145,000	March 14, 2012
Corona, California	129,200	March 31, 2008
Atlanta, Georgia	105,600	October 31, 2008
Carlstadt, New Jersey	75,000	November 30, 2012
Dallas, Texas	75,000	April 30, 2014
Youngstown, Ohio	153,700	June 6, 2022
Bardstown Kentucky	102,300	June 6, 2022

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

General

The following table sets forth items derived from the consolidated statements of operations for the years ended December 31, 2006 and 2005:
(In thousands of dollars)	Years Ended December 31
	2006	2005
Sales	$30,262	$37,000
Cost of sales	26,401	32,165
Gross profit *	3,861	4,835
Investment income	8	616
Other miscellaneous income	50	-
Expenses	(6,933)	(8,343)
Loss on equity items	(1,692)	(931)
Loss before income taxes	(4,706)	(3,823)
Income taxes	(967)	748
Non-controlling interest	1,355	1,000
Loss from continuing operations	(4,318)	(2,075)
Share of loss from discontinued operations of equity investee	(4,811)	(4,028)
Net loss	$(9,129)	$(6,103)

*Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that gross profit should not be considered as an alternative to net earnings  (loss) or cash from operating activities as an indicator of the Company's performance or cash flows.  The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies.  The Company defines gross profit as net earnings  (loss) before other income, selling and administrative expenses, interest expense, amortization, gain (loss) on foreign exchange, gain on sale of investments, income  (loss) on equity items, non-controlling interest, income taxes and loss from discontinued operations.

Fiscal 2006 compared to Fiscal 2005

Sales. Sales for the year ended December 31, 2006 were $30.3 million, a decrease of $6.7 million as compared to $37.0 million for the comparable 2005 period. Distinctive sales for the year ended December 31, 2006 continued to be impacted by a difficult retail environment and by increased competition, primarily from offshore manufacturers.  Distinctive continues to initiate new programs with certain key customers and to replace certain product lines with imported finished products.

Gross Profit. Gross profit as a percentage of sales decreased to 12.8% for the year ended December 31, 2006 compared with 13.1% for the comparable 2005 period.  The decrease in gross profit percentage for the year ended December 31, 2006 was due to the reduced sales volumes relative to fixed costs. Distinctive continues to implement a number of adjustments including an increase in its component import programs so as to reduce labour and material costs and to enhance its ability to be more competitive in the industry.  As part of its cost reduction process, Distinctive ceased operations in North Carolina and consolidated its operations into two Toronto facilities.

Investment Income.   Investment income for year ended December 31, 2006 decreased to $8,009 compared to $616,294 for the comparable 2005 period. Investment results for the year were impacted by the poor performance of the Company’s short-term equity investments during the period.

Other Income.  The Company recorded a gain on the sale of equipment by Distinctive of $50,483 during the year.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales were 21.2% for year ended December 31, 2006 and 20.4% for the comparable 2005 period. The increase in percentage was due to the effect of distributed fixed costs over lower sales volumes for the 2006 year compared to 2005.
Other Expenses.  Other expenses for the year ended December 31, 2006 were $511,715 as compared to $786,054 for the comparable 2005 period. Other expenses for the 2005 year included a $320,000 cost as a result of the settlement of the outstanding convertible debenture and a goodwill impairment expense of $118,720.  The effect of these 2005 expenses were partially offset by the positive effect of a strengthening U.S. dollar on the Company’s U.S. cash balances generated during the first six months of 2005.

Equity Loss.  Equity loss for the year ended December 31, 2006 was $700,353 as compared to equity loss of $930,898 for the comparable 2005 period.  Polyair’s results for its year ended October 31, 2006 were impacted by a decline in gross profit due to higher material costs and lower unit sales volumes during its first quarter of the year, an increase in interest and financing related costs and an unfavourable change in its net tax position as a result of an increase in valuation allowance against certain tax losses carried forward due to the uncertainty in being able to realize these losses prior to their expiry.  Due to the operating losses incurred at Polyair, the Company’s equity interest therein has been reduced to nominal value as at December 31, 2006.  This included a write-down of $991,732 on this investment.

Income Tax Provision. The effective tax rate before non-taxable equity items for the year ended December 31, 2006 and 2005 was (32.1%) and 25.9% respectively. The difference between the Company’s statutory tax rate and its effective tax rate is primarily attributable to certain non-deductible expenses, the non-taxable portion of foreign exchange gains and losses, capital gain tax treatment, a reserve provided against the realization of current year’s non-capital loss carried forward and a revaluation of the realization of the future income tax benefits of prior years’ non-capital losses to reflect the uncertainty of the Company having sufficient future taxable income to realize the value of previous tax losses and tax allowances.

Discontinued Operations.  In 2005 Polyair initiated a process to dispose of the assets and business of its Pool Products business segment.  The sale of this segment, consisting of three individual product units, was concluded during 2006.  Polyair’s management determined that its interest in cross-linked foam operated through its subsidiary PXL Cross Link Foam Corporation (“PXL”) and its interest in expanded polystyrene operated through its subsidiary PSC Moulding Corporation (“PSC”) were not core to its Packaging business.  In November 2006 Polyair concluded the sale of its interest in PXL.  The sale of PSC was completed in Polyair’s second quarter of 2007.  Polyair is operating with its packaging business as its principal business and accordingly, the operating results of its Pool Division, PXL and PSC have been classified by Polyair as discontinued operations.  These discontinued operations were impacted by costs associated with the sale and wind down of these businesses and provisions to recognize the impairment in value associated with the PSC business.

Net Loss. Net loss for the year ended December 31, 2006 amounted to $9,129,136 as compared to a net loss of $6,103,453 for the comparable 2005 period.  The losses were due to the losses generated at both Distinctive and Polyair, the inclusion of the write-down of the Company’s investment in Polyair and the revaluation of the future income tax benefits on non-capital loss carry forwards.

Inflation. Inflation has not had a material impact on the results of the Company’s operations in its last quarter and is not anticipated to materially impact on the Company’s operations during its current fiscal year.

Fiscal 2005 compared to Fiscal 2004

Sales. Sales for the year ended December 31, 2005 were $37.0 million, a decrease of $47.5 million as compared to $84.5 million for the comparable 2004 period. The substantial decreases during the year were due to the 2004 deconsolidation of Polyair and the decrease in sales of approximately $10.2 million at Distinctive. Distinctive's sales for the year ended December 31, 2005 were impacted by a difficult retail environment and by increased competition, primarily from offshore manufacturers.

Gross Profit.  Gross profit for the year ended December 31, 2005 decreased to 13.1% as compared to 21.4% for the comparable 2004 period. The large decrease in gross profit percentage for the 2005 year was due in part to the deconsolidation of Polyair, as traditionally gross profits from packaging sales have been higher than that of furniture.  Furniture gross profit decreased to 13.1% for the year ended December 31, 2005 compared with 16.8% for the comparable 2004 period due to the decreased sales volumes and a reduction in gross profit margins. Distinctive's performance during the first half of the year was  affected by a temporary  decrease in  production  capacity and the costs  associated  with the first quarter  relocation of one of its Toronto  plants to a new North  Carolina facility.

Other Income.  Other income for the year ended December 31, 2005 increased to $616,294 compared to $184,913 for the 2004 year.  The increase in other income for the year was as a result of the increase in the Company's cash and short-term investments for a full year and the results achieved from its short-term investment portfolio.

Selling and Administrative Expenses.  Selling and administrative expenses as a percentage of sales were 20.4% for the year ended December 31, 2005 and 16.8% for the comparable 2004 period.  The increase in selling and administrative expenses as a percentage of sales for the year ended December 31, 2005 as compared to the 2004 period was due to the effect of absorbing fixed costs over lower sales volumes resulting from the deconsolidation of Polyair, the decreased sales levels at Distinctive and higher sales commission resulting from a shift in Distinctive's customer mix.

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

Gain on Sale of Investment (2004). In March 2004, the Company sold a portion of its investment in Polyair for a total consideration of $20.3 million resulting in a gain of approximately $9.0 million. The sale was negotiated in U.S. dollars.  On closing the proceeds thereof were favourably impacted by a foreign exchange gain of approximately $0.7 million.

Equity Earnings (Loss).  Equity loss for the year ended December 31, 2005 was $930,898 as compared to equity loss of $65,514 for the comparable 2004 period.  Losses for the year were due to the inclusion of the Company's portion of Polyair's losses for its year ended October 31, 2005.  Polyair's results for the year ended October 31, 2005 were impacted by increased material and overhead costs, higher selling, general and administrative expenses,as well as higher interest expenses.  In the comparative period, the financial results of Polyair for the four months ended February 29, 2004 were consolidated with the accounts of the Company and the results for the eight months ended October 31, 2004 were accounted for using the equity method.

Income Tax Provision. The effective tax rate before non-taxable equity items for the year ended December 31, 2005 and 2004 was 25.9% and 28.9% respectively.  The difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to certain non-deductible expenses, the non-taxable portion of foreign exchange gains and losses, and in 2004, the capital gain tax treatment on the gain on sale of the investment in Polyair.

Discontinued Operations.   Polyair initiated a process to dispose of its non-packaging assets and during its first fiscal 2006 quarter received conditional offers for the sale of its Pool Division. Polyair concluded a sale of its Pool Division in 2006 and operates with its packaging business as its principal business and accordingly the operating results of the Pool Division have been classified as discontinued operations.  The Consolidated Statement of Operations for the year ended December 31, 2004 includes the results of Polyair's discontinued operations for the four months ended February 29, 2004.  Commencing March 2004, the Company’s interest in Polyair’s discontinued operations is accounted for using the equity method.

Net Earnings  (Loss).  Net loss for the year ended December 31, 2005 amounted to $6,103,453 as compared to net earnings of  $5,239,473  for the  comparable  2004 period.  The decrease in earnings was due to the losses generated by Distinctive and Polyair and the loss incurred on extinguishment of debt. Net earnings generated in 2004 were favourably impacted by the gain on sale of a portion of the Company's investment in Polyair.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

The Company's working capital amounted to $12.3 million at December 31, 2006 compared to $14.8 million at December 31, 2005.  The ratio of current assets to current liabilities decreased to 2.27:1 at December 31, 2006 from 2.65:1 at December 31, 2005.

Accounts Receivable increased by approximately $0.4 million from December 31, 2005 to $6.7 million at December 31, 2006.  The increase in Accounts Receivable was attributable to the shipping of a large year-end sales program by Distinctive.  Distinctive’s Inventories at December 31, 2006 decreased by approximately $0.4 million to $5.2 million from $5.6 million at December 31, 2005 due to the beginning of year shipment of inventories built for orders and the overall reduced sales levels.  Accounts Payable increased by approximately $1.6 million to $4.6 million from $3.0 million at December 31, 2005.  This increase was attributable to additional terms taken by Distinctive as well as the increased inventory purchased for the year-end sales program. The Company’s total debt decreased to $4.8 million as at December 31, 2006 compared to $5.7 million at December 31, 2005 due to a decrease in Bank Indebtedness.

During the year ended December 31, 2006 the Company’s cash position decreased by approximately $3.9 million to $3.1 million from $7.1 million at December 31, 2005.  The net decrease was due to the following:

-	Operating Activities decreased cash by approximately $0.3 million;

-
Financing Activities decreased cash by approximately $0.9 million.  The decrease was attributable to the repayment of $5.1 million in Bank Borrowings by Distinctive offset by proceeds of approximately $4.0 million received under Distinctive’s new Commercial Credit facility and an additional loan of $250,000 from Distinctive’s minority shareholder;

-
Investing Activities decreased cash by approximately $2.7 million due to an increase in short-term investments of approximately $2.8 million and an investment by Distinctive of $95,389 in property and equipment.  This decrease was partially offset by proceeds received from the sale by Distinctive of excess equipment in the amount of $194,957.

In December 2006, Distinctive successfully completed the refinancing of its credit facility with a new asset-based lender.  Distinctive’s borrowing availability under this new Commercial Credit facility is determined by its levels of eligible accounts receivable and inventory and requires Distinctive to maintain specific financial ratios and conditions.  As at December 31, 2006, Distinctive was in compliance with these requirements and had a $1.6 million availability under the facility.  The new facility is substantially more expensive than the previous bank financing.

The Company’s 2007 ongoing expected costs include cost of sales, selling and administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees, public company shareholder costs and interest expense. Distinctive’s 2006 consolidated financial statements have been prepared on the basis of generally accepted accounting principles applicable to a going concern with the assumption that Distinctive will be able to realize its assets and discharge its liabilities in the normal course of business. Distinctive has sustained material losses in recent years and its ability to generate positive cash flows from operations is dependent upon the support of its new lender and a return to profitability which is sensitive to the volume and price of furniture sold as well as freight and labour costs.  If these assumptions are not met, Distinctive may not be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption is not appropriate for Distinctive, adjustments may be necessary to the carrying value of the Company’s assets related thereto.

In March 2007, following the sale of its discontinued businesses, Polyair agreed with its lenders to reduce its operating line facility.  Polyair believes that this lower facility amount is adequate for its needs.  Concurrently with the reduction of the facility amount, Polyair and its lenders also agreed to change the maturity of the loan agreement from October 2008 to June 30, 2007.  The current loan agreement provides for certain financial covenants to be tested and met on a quarterly basis.  Polyair was in compliance with all of these covenants as at the end of its fiscal 2007 second quarter.  Polyair is in discussions with its lenders about the composition of the bank syndicate that will provide loan facilities after June 30, 2007 and the terms of these loans including financial covenants.  While Polyair’s management believes these discussions will result in a revised lending facility, there is no certainty that Polyair will reach a satisfactory agreement with its lenders.  Under the terms of Polyair’s lending agreements, upon maturity of the loan agreement, the lenders can demand repayment of the bank indebtedness, which would trigger cross defaults on the term loans thereby allowing the term loan lenders to also demand repayment of these loans, as well as take possession of the collateral security.  Polyair’s Consolidated Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that Polyair will be able to meet its financial covenant tests and generate positive cash flows from operations.  In order for this to be realized, Polyair will need to reach agreement with its lenders on revised terms of its loan agreement and the extension prior to June 30, 2007.  It will also dependent upon the continued support of Polyair’s lenders and creditors and increased profitability from its packaging business, which is sensitive to the volume and price of packaging products sold, freight costs, and the cost of resin. If these assumptions are not met, Polyair may not be able to realize its assets and discharge its liabilities in the normal course of operations.

The following is a summary of the Company’s consolidated contractual obligations as at December 31, 2006:

(In thousands of dollars)
	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long-term Debt	$813	$260	$553	Nil	Nil
Lease Obligations	667	543	124	Nil	Nil
Total Contractual Obligations	$1,480	$803	$677	Nil	Nil

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3855 “Recognition and Measurement of Financial Instruments” and Section 3861 “Financial Instruments – Disclosure and Presentations”.  Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company has adopted these recommendations commencing January 1, 2007.

The CICA has issued Handbook Section 1530 “Comprehensive Income” to introduce new standards for reporting and presenting comprehensive income. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has adopted these recommendations commencing January 1, 2007.

The CICA has introduced Handbook Section 3251 “Equity” which replaces Section 3250 “Surplus” which establishes the standards for the presentation of equity and changes in equity during the reporting period. This Section applies to annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has adopted these recommendations commencing January 1, 2007.

The CICA has issued Handbook Section 3865 “Hedges” to clarify requirements for determining hedging relationships and applying hedge accounting. The Company has adopted these recommendations commencing January 1, 2007.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES

A. The Directors of the Company are as follows:

Name and Municipality of Residence	Principal Occupation	Date Service Commenced	Number of shares beneficially owned, directly or over which control or direction is exercised (1)	Unexercised Options at Fiscal Year End Exercisable/ Unexercisable
Fred A. Litwin (5) Toronto, Ontario, Canada	Executive	Director - October 31, 1968	2,779,193 (2)	Nil
Stan Abramowitz Toronto, Ontario, Canada	Chief Financial Officer, Forum Financial Corporation	Director - December 14, 1989	Nil	Nil
Sol D. Nayman (3)(4)(5) Toronto, Ontario, Canada	President, S.D. Nayman Management Inc.	Director - June 24, 2004	Nil	Nil
Ian Dalrymple (3)(4) Toronto, Ontario, Canada	Chief Investment Officer, Northwood Stephens Private Counsel Inc.	Director - April 27, 2006	Nil	Nil
Mark E. Dawber (3)(4) Toronto, Ontario, Canada	Chartered Accountant and Consultant	Director – October 23, 2006	Nil	Nil

NOTES:

(1) The information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective directors individually.

(2)  Fred A.  Litwin, President and a Director of the Company, directly controls 92,414 Common shares,  indirectly controls 2,612,894 Common shares through Mar-Risa Holdings Inc., 49,119 Common shares through Forum Financial  Corporation (“Forum”) and 24,766 Common shares through First Corporate Equity Ltd. (“First Corporate”)

(3)  Member of Audit Committee.

(4)  Member of the Corporate Governance Committee.

(5)  During the ten-year period prior to the date hereof, Fred A. Litwin and Sol D. Nayman were directors of Ntex Incorporated,  which was subject to a cease trade order for failure to file financial statements.  The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

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

Sol Nayman - Director
Mr. Nayman is a member of the Board of Polyair, Genterra and DoveCorp Enterprises Inc., a Canadian public corporation, and has previously served as a board member of other public companies.  Until 2000, Mr. Nayman was for many years Executive Vice President of Club Monaco Inc. Since then, Mr. Nayman has been a partner at Hill, Gertner, Mimran & Nayman, a merchant banking and consulting entity. Mr. Nayman is also President of S.D. Nayman Management Inc.

Ian Dalrymple - Director
Mr. Dalrymple has a Bachelor of Commerce degree and a Masters of Arts in Economics from the University of Toronto. Mr. Dalrymple is a Fellow of the Canadian Institute of Actuaries, a member of the American Academy of Actuaries and a Fellow of the Society of Actuaries. Mr. Dalrymple is a director of Northwood Stephens Private Counsel Inc., an Ontario corporation, which provides investment and portfolio management services, Re:Sync Solutions Inc., an Ontario corporation which provides investment research and client administrative services, and West Park Foundation, a charitable foundation serving the West Park Health Care Centre.  In addition, Mr. Dalrymple has been, since 2002, a director of Synergx Systems Inc., a Delaware corporation registered with the US Securities Exchange Commission.

Mark E. Dawber – Director
Mr. Dawber is a member of the Board of Genterra.  Mr. Dawber is a Chartered Accountant and Consultant. Previously, Mr. Dawber was a Client Service Partner at BDO Dunwoody, LLP from 1999 to 2000 and was a Partner at Moore Stephens Hyde Houghton (“MSHH”) from 1970 to 1998 and Managing Partner of the Toronto Office of MSHH from 1990 to 1998 until the merger with BDO Dunwoody, LLP.  Mr. Dawber has over 35 years of experience in the accounting industry and is a Fellow of the Institute of Chartered Accountants of Ontario.

The term of office of each person elected will be from the date of the Meeting at which he is elected until the next annual meeting of the Company or until his successor is elected or appointed.  The Company does not have an executive committee of its Board of Directors.
The Officers of the Company are as follows:

Name and Municipality of Residence	Position with the Company	Principal Occupation	Number of shares beneficially owned, directly or over which control or direction is exercised	Unexercised Options at Fiscal Year End Exercisable/ Unexercisable

Fred A. Litwin * Toronto, Ontario	President	Executive	2,779,193 (2)	Nil
Daniel S. Tamkin Long Island, New York	Vice President	President, The Cambridge Towel Corporation	10,125	Nil
Stan Abramowitz Toronto, Ontario	Secretary	Chief Financial Officer, Forum Financial Corporation	Nil	Nil

*   Refer to Notes (2) and (5) above.

B.      Compensation

The following table provides a summary of compensation earned during each of the Company's last three fiscal years by the Company's directors and members of its administrative, supervisory or management bodies and its subsidiaries for services in all capacities to the company and its subsidiaries

		Annual Compensation					Long Term
Name and Principal Position	Year	Salary		Bonus	Other Annual Compensation		Compensation Number of Common Shares Under Options		All Other Compensation
Fred A. Litwin	2006	$ Nil		-	$312,000	(1)	-
President & Chief	2005	$ Nil		-	$261,000	(1)	39,375
Executive Officer	2004	$16,667	(2)	-	$283,000	(1)	126,875	(3)

Daniel S. Tamkin	2006	$ Nil		-	-		-
Vice President	2005	$ Nil			-		70,000
	2004	$16,667	(2)	$175,000	-		70,000

Stan Abramowitz	2006	$ Nil		-	-		-
Secretary & Chief	2005	$ Nil		$75,000	-		28,125
Financial Officer	2004	$ Nil		$175,000	-		28,125

Alan Kornblum	2006	$271,548		-	-		-
Distinctive Designs Furniture Inc.	2005	$200,162		-	-		-
Chief Executive Officer	2004	$202,716		-	-		-

Henry Schnurbach*	2006	$201,431		-	$58,798		-
Chief Executive Officer	2005	$340,000		-	$52,522		52,500
Polyair Inter Pack Inc. (Resigned effective April 2006)	2004	$366,500		-	$81,015		52,500

Victor D’Souza*	2006	$365,674		$132,031	$7,042		-
Polyair Inter Pack Inc.	2005	$226,000		$33,000	$5,633		-
Interim Chief Executive Officer (post April 2006) Chief Financial Officer (June 2004-April 2006)	2004	$80,900		-	$4,387		-

Alan Castle*	2006	$290,467		$44,000	$35,685		-
Polyair Inter Pack Inc.	2005	$261,000		-	$35,685		-
President, Packaging Division	2004	$270,000		$72,000	$35,685		-

Gary Crandall*	2006	$169,231		$90,000	$6,092		-		$550,000	(4)
Polyair Inter Pack Inc.	2005	$285,000		-	$9,900		-
President, Pool Division - (Resigned effective June 2006)	2004	$284,900		-	$9,900		-

Len Coffin*	2006	$195,000		$50,000	$9,600		-
Polyair Inter Pack Inc.	2005	$188,000		$65,000	-		-
Vice President of Operations	2004	-		-	-		-

* Dollar amounts are in US dollars

NOTES:

(1) The amounts in this column relate to management fees paid by the Company and its subsidiaries to Forum Financial Corporation for management, administrative and financial consulting services provided. Forum is controlled by Fred A. Litwin.

(2) This amount represents compensation paid by Polyair to Fred A. Litwin and Daniel S. Tamkin.  The Company owns approximately 23% of the issued and outstanding voting securities of Polyair, and Mr. Litwin serves as Chairman of the Board of Polyair.
(3) During the year ended December 31, 2005, 87,500 stock options were exercised by Fred A. Litwin.

(4) Severance for Gary Crandall.

The Company has no pension, retirement or similar plans and none are proposed at the present time; accordingly, no amounts have been set aside or accrued by the Company for such plans.

Compensation of Directors

Each director of the Company who is not a salaried officer or employee of the Company or its operating subsidiaries is entitled to an annual retainer fee of $5,000. In addition, the Chairman of the Audit Committee receives an additional annual retainer fee of $5,000.

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

Audit Committee

Currently, the members of the Audit Committee are Messrs. Sol D. Nayman, Ian Dalrymple and Mark E. Dawber.  The Audit Committee has direct communication channels with the Company’s internal finance department to review issues as appropriate and meets directly with external auditors of the Company on a regular basis.  On March 29, 2005, the Board of Directors adopted an Audit Committee Charter which is attached as a Schedule to the Company’s annual information form that is available on SEDAR at www.sedar.com.  The Audit Committee Charter outlines, among other things, the mandate of the Audit Committee to:

►           oversee the integrity of the Company’s financial statements and financial reporting process;
►           oversee the qualifications and independence of the Company’s external auditors;
►           oversee the scope of the annual audit plan;
►           oversee the work of the Company’s financial officers and executives and external auditors; and
►           provide an open avenue of communication between the external auditors, the Board and management.

In accordance with applicable securities laws and stock exchange regulations, each of the members of the Audit Committee is “financially literate”.  Mr. Dawber, the Audit Committee Chairman, is a Chartered Accountant and is considered to be a “financial expert”.  Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on their education and/or experience.

Corporate Governance Committee
Currently, the members of the Governance Committee are Messrs. Sol D. Nayman, Ian Dalrymple and Mark E. Dawber.  Generally, the Governance Committee oversees and assesses the functioning of the Board of Directors and the committees of the Board of Directors and identifies and recommends qualified director candidates for election to the Board of Directors.  During fiscal 2005, the Board of Directors adopted the Corporate Governance Committee Charter which outlines, among other things, the responsibilities of the Corporate Governance Committee with respect to developing and recommending to the Board of Directors the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Company.  Annually, the Corporate Governance Committee will assess the size of the Board of Directors, the competencies, skills and personal qualities required of the Board of Directors as a whole and directors to possess in order to add value to the Company, and the competencies, skills and personal qualities of existing directors.  Based on this assessment, the Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board of Directors. When required, the Corporate Governance Committee will evaluate potential candidates for director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate’s competencies, skills and personal qualities are aligned with the Company’s needs.  In accordance with its Charter, the Corporate Governance Committee has also implemented policies to enable an individual director to engage an outside advisor at the expense of the Company with the approval of the Corporate Governance Committee.

Compensation Committee

The Company does not have a compensation committee of its board of directors. All matters relating to executive compensation are dealt with by the full board of directors.

Nasdaq Requirements

The Company’s Common Shares are listed for quotation on the Nasdaq Small Cap Market and are subject to the rules of the Nasdaq Small Cap Market applicable to listed companies.  Under the current Nasdaq rules applicable to the Company, a listed company is required to have adopted a formal written charter or board resolution addressing the nominations process and to have its compensation committee composed solely of independent directors.  The Company is a "Controlled Company" within the meaning of the Nasdaq rules since more than 50% of its voting power is held by Mr. Fred Litwin. As a Controlled Company, the Company is exempt from the nomination committee charter and compensation committee requirement described above.

D.  Employees

The Company has no employees of its own.

Distinctive has approximately 170 employees, including approximately 130 unionized workers pursuant to a collective bargaining agreement at its Toronto area plants. This collective bargaining agreement expires February 2008.

At October 31, 2006 Polyair employed approximately 760 employees, including temporary staff.  Polyair has 84 employees in Toronto, 28 in New Jersey and 69 employees in Chicago that are covered by individual union agreements. The collective   bargaining   agreement relating to Polyair’s Toronto unionized employees expires October 2007. The New Jersey contract expires January 2008 and the Chicago contract expires June 2009.

E.  Share Ownership

Options to Purchase Securities from Company or Subsidiaries:

Options Granted during the Fiscal Year Ended December 31, 2006 -
There were no options granted to Executive Officers of the Company during the fiscal year ended December 31, 2006.

Options Exercised during the Fiscal Year Ended December 31, 2006 -
There were no options outstanding during the fiscal year ended December 31, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information:

As of December 31, 2006, the Company's most recently completed financial year-end, the Company's Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Nil	Nil	357,500

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	Nil	Nil	357,500

THE STOCK OPTION PLAN

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

Currently, the Company has no outstanding options.

The following Polyair options were held and exercised by officers and directors of Polyair and its affiliates:

Polyair Inter Pack Inc.

Options to Purchase Securities from Company or Subsidiaries

There were no grants of options during Polyair’s fiscal year 2006; there were also no option exercises during its most recently completed fiscal year.  The following table provides outstanding option values.
Name	Date of Exercise	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)CDN	Unexercised Options at October 31, 2006 Exercisable/ Unexercisable (#)	Value of Unexercised in-the-money Options at October 31, 2006 Exercisable/ Unexercisable ($)CDN
Lew Coffin				12,000/18,000	- / -

ITEM 7.  MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

The following table lists all persons who own more than 5% of the Company's voting securities and the total amount of the Company's voting securities owned by the Officers and Directors as a group as of June 1, 2007:

Title of Class	Identity o f Person or Group	Number of Shares Owned	Percentage of Class
Common Shares	Fred A. Litwin	2,779,193(1)	54.7%
Common Shares	Mar-Risa Holdings Inc.	2,612,894(2)	51.4%
Common Shares	CEDE & Co. (3)	1,010,793	19.9%
Common Shares	CDS& Co. (3)	933,693	18.4%
Common Shares	All officers and directors as a group (six persons)	2,789,318	54.9%

(1)  Mr. Litwin  directly  holds 92,414 common shares, and indirectly controls 2,612,894  common shares through  Mar-Risa and its wholly owned subsidiary DG, 49,119 shares through Forum and 24,766 shares through First Corporate.

(2)  Includes  1,475,394  Common Shares held through DG.

(3)  The beneficial  ownership of the shares registered in the name of CEDE & Co. and CDS & Co. is unknown to the Company.

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

The Company paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2006. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiaries’ various investment interests.  Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

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

Distinctive entered into a lease agreement with Genterra for warehouse space located at 140 Wendell Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 at an annual rental of $275,000 per year, was due to expire September 30, 2007.  This lease was terminated by agreement effective January 31, 2007.  Distinctive currently leases alternate warehouse space at the same location from Genterra on a month to month basis for $5,241 per month. Distinctive and Genterra have commenced discussions relating to the relocation and renewal of the lease in respect of this warehouse space. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra and Distinctive.  Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, owns or controls approximately 21.5% of Genterra.
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

Common Shares - Toronto Stock Exchange

Toronto Stock Exchange
Annual Information (in Cdn$)

	High	Low
2002	11.57	4.26
2003	15.23	5.80
2004	7.50	4.00
2005	5.73	2.45
2006	2.75	1.10

Quarterly Information

	High	Low
March 31, 2005	5.73	4.45
June 30, 2005	5.55	3.57
September 30, 2005	4.00	3.30
December 31, 2005	3.97	2.45
March 31, 2006	2.75	1.80
June 30, 2006	1.91	1.40
September 30, 2006	1.73	1.05
December 31, 2006	1.48	1.10

Monthly Information

	High	Low
December 31, 2006	1.48	1.10
January 31, 2007	1.45	1.17
February 28, 2007	1.49	1.06
March 31, 2007	1.52	1.16
April 30, 2007	1.35	1.15
May 31, 2007	1.38	1.15

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

Preference Shares - Toronto Stock Exchange

 Annual Information  (in Cdn$)

	High	Low
2002	No quotes	No quotes
2003	No quotes	No quotes
2004	No quotes	No quotes
2005	No quotes	No quotes
2006	No quotes	No quotes

Quarterly Information

	High	Low
March 31, 2005	No quotes	No quotes
June 30, 2005	No quotes	No quotes
September 30, 2005	No quotes	No quotes
December 31, 2005	No quotes	No quotes
March 31, 2006	No quotes	No quotes
June 30, 2006	No quotes	No quotes
September 30, 2006	No quotes	No quotes
December 31, 2006	No quotes	No quotes

Monthly Information

	High	Low
December 31, 2006	No quotes	No quotes
January 31, 2007	No quotes	No quotes
February 28, 2007	No quotes	No quotes
March 31, 2007	No quotes	No quotes
April 30, 2007	No quotes	No quotes
May 31, 2007	No quotes	No quotes

Common Shares - NASDAQ

NASDAQ
Annual Information  (in US$)

	BID		ASK
	High	Low	High	Low
2002	7.400	2.429	7.726	2.680
2003	10.463	4.000	10.800	4.200
2004	5.440	3.000	5.860	3.060
2005	4.490	1.690	5.000	2.170
2006	2.36	0.90	2.63	1.15

Quarterly Information

	BID		ASK
	High	Low	High	Low
March 31, 2005	4.490	3.000	5.000	3.590
June 30, 2005	4.440	2.480	4.500	2.800
September 30, 2005	3.500	2.220	4.000	2.850
December 31, 2005	3.250	1.690	3.470	2.170
March 31, 2006	2.36	1.50	2.63	1.80
June 30, 2006	1.70	1.17	2.25	1.34
September 30, 2006	1.42	0.90	1.54	1.20
December 31, 2006	1.45	1.01	2.00	1.15

Monthly Information

	BID		ASK
	High	Low	High	Low
December 31, 2006	1.45	1.01	2.00	1.15
January 31, 2007	1.18	0.95	1.30	1.15
February 28, 2007	1.29	1.05	1.40	1.20
March 31, 2007	1.35	0.91	1.50	1.15
April 30, 2007	1.14	0.96	1.25	1.13
May 31, 2007	1.25	1.01	1.40	1.20

As at June 1, 2007, the Company's shareholder register indicates that there were 448 holders of record of Common Shares and 33 holders of record of Class A Preference Shares.  Of these, 273 record holders of Common Shares holding an aggregate of 1,095,812 shares, representing approximately 21.57% of the Company's issued and outstanding Common Shares, 27 record holders of Class A Preference Shares holding an aggregate of 174,298 shares, representing 55.24% of Company's issued and outstanding Class A Preference Shares, were resident in the United States.

Except where noted, the above quotations represent prices between dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

ITEM 10.          ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

B. Memorandum and articles of association

Not applicable.

C. Material Contracts

In March 2004, the Company sold approximately 48% of its holdings in Polyair to Glencoe.  At the same time, the Company entered into a shareholder agreement with Glencoe.  Under the terms of this agreement, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections.  The shareholder agreement also provides a joint approach to future purchases or dispositions of Polyair shares.  The terms of this transaction do not contemplate any material changes to the business or management of Polyair.
The Company paid to Forum an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2006. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiaries’ various investment interests.  Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

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

Distinctive entered into a lease agreement with Genterra for warehouse space located at 140 Wendell Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 at an annual rental of $275,000 per year, was due to expire September 30, 2007.  This lease was terminated by agreement effective January 31, 2007.  Distinctive currently leases alternate warehouse space at the same location from Genterra on a month to month basis for $5,241 per month. Distinctive and Genterra have commenced discussions relating to the relocation and renewal of the lease in respect of this warehouse space. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra and Distinctive.  Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, owns or controls approximately 21.5% of Genterra.

D. Exchange Controls

The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without prior consent of the Investment Canada Agency (with ultimate appeal to the Federal Cabinet), unless such acquisition is exempt under the provisions of the ICA. Both acquisition of natural resource properties and acquisition of producing properties may be considered to be the acquisition of control of a Canadian business enterprise for ICA purposes.  The ICA also covers acquisition of control of Canadian corporate enterprises, whether by purchase of assets or shares.  As at June 1, 2007,all of the directors of the Company are, and 78.43% of its voting shares were owned by Canadians.  The Company is satisfied that it complies with ICA at present and accordingly is not a non-Canadian person as defined in ICA.

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

E.       Taxation

The following is a general discussion of the income tax aspects under Canadian law relating to ownership of the Company’s Common Shares and New Preference Shares.  These income tax aspects will vary according to the circumstances of each shareholder, including his place of residence and the place in which he carries on business or has a permanent establishment, as the case may be, so that a shareholder must investigate the tax consequences of his personal situation by obtaining advice from his own tax advisor.  This summary does not consider U.S.  federal or state income tax  provisions  or  Canadian Provincial  income tax provisions,  which may be at variance with the provisions contained  in the Income Tax Act  (Canada) and is not intended to be, nor should it be construed as, legal or tax advice.

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

ITEM 11. QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK.

The table below provides information about the Company's debt obligations as at December 31, 2006 that are sensitive to changes in interest rates.  The table below presents principal cash flows and related weighted average interest rates by expected maturity dates.  The instrument's actual cash flows are denominated in Canadian dollars (CAD), as indicated in parenthesis:

(in 000's CDN)

Expected Maturity Date
	2007	2008	2009	2010	2011	Thereafter	Total
Fixed Rate	$260	$10	$5	$538	$-	$-	$813
Average Interest Rate	15%	0%	0%	10%	-	-

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

 PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this annual report, our Management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15e and 15d-15(3) of the Securities Exchange Act of 1934. Based on their evaluation of the effectiveness of our disclosure controls and procedures as described above, our Chief Executive Officer and Chief Financial Officer have concluded that, because of the potential weaknesses in internal control over financial reporting described below, as of the end of the period covered by this annual report, elements of our disclosure controls and procedures may not be effective.

Due to the difficult business environment in the North American furniture industry, the resulting ongoing losses at Distinctive, management’s focus on Distinctive’s profit improvement program and the resignation by Distinctive’s Controller, Distinctive did not have the necessary resources to document its internal control over financial reporting. Accordingly, the Company’s Management, including the Company’s Chief Executive Officer and the Chief Financial Officer, have concluded that as of December 31, 2006 a weakness may exist in the Company’s design of internal control over financial reporting caused by the absence of documentation of the performance of critical control procedures with respect to Distinctive.  This weakness leads to uncertainty as to whether the control procedures at Distinctive are being carried out, such that material misstatements in the financial statements of Distinctive, and accordingly the Company, may fail to be prevented or detected and is accordingly also considered a potential weakness in the Company’s disclosure controls and procedures.  As a result of this potential weakness, information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under the securities laws of Canada and the United States may not be recorded, processed, summarized and reported within the time periods specified by those laws and material information may not be accumulated and communicated to Management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.  Distinctive recently hired a new Controller and the Company continues to monitor Distinctive’s situation and intends to rectify this as soon as this becomes possible.

The Company has completed the other elements of the documentation of the design of internal controls over financial reporting relating to both the Company and its other subsidiary. Documenting internal controls over financial reporting provides the basis for Management’s certification.

Changes in Internal Controls over Financial Reporting
There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting  other than the potential weakness described above.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Mark E. Dawber serves as the Audit Committee's financial expert. Mr. Dawber is independent.

ITEM 16B. CODE OF ETHICS

The Company has adopted a formal Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by Kraft, Berger LLP, the Company's independent auditors, in each of the last two fiscal periods in each of the following categories are:

                                            Year ended December 31,
                                                      2006               2005
Audit fees                               $57,120          $44,178
Tax fees                                       1,900              3,500
All other fees                                     -                      -
Total                                        $59,020          $47,678

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of S hares(or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares(or Units) That Could Be Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
June 2006	2,600	$1.50	254,940	248,040
August 2006	1,000	$1.35	254,940	247,040
September 2006	8,800	$1.28	254,940	238,240 (expired 09/21/2006)

September 2006	100	$1.10	254, 105	254,005
November 2006	800	$1.27	254,105	253,205
Total	13,300

The Issuer Bid described above commenced on September 22, 2006 and expires on September 21, 2007. The maximum number of shares authorized pursuant to the Issuer Bid was 254,105.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements included herein are the following:

      Audited Consolidated Financial Statements as at December 31, 2006.

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

15   Consolidated Financial Statements of Polyair Inter Pack Inc. for the fiscal year ended October 31, 2006

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of the Company

   Auditors' Report.........................................................

   Consolidated Balance Sheet as at December 31, 2006 and 2005..............

   Consolidated Statements of Retained Earnings for the Years ended
     December 31, 2006, 2005 and 2004.......................................

   Consolidated Statements of Operations for the Years ended
      December 31, 2006, 2005 and 2004......................................

   Schedules to Consolidated Financial Statements for
     The Years ended December 31, 2006, 2005 and 2004.......................

   Consolidated Statement of Cash Flows for the Years ended
     December 31, 2006, 2005 and 2004.......................................

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

                                     /S/STANLEY ABRAMOWITZ
                                    -----------------------
                                    STANLEY ABRAMOWITZ,
                                    Secretary

Dated: June 22, 2007

CONSOLIDATED MERCANTILE INCORPORATED

 CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

DECEMBER 31, 2006

CONSOLIDATED MERCANTILE INCORPORATED

DECEMBER 31, 2006

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED FINANCIAL STATEMENTS
Balance Sheets
Statements of Shareholders’ Equity
Statements of Operations
Schedules to Consolidated Financial Statements
Statements of Cash Flows
Notes to Consolidated Financial Statements
SUPPLEMENTARY INFORMATION
Consolidated Valuation and Qualifying Accounts and Reserves

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
CONSOLIDATED MERCANTILE INCORPORATED

We have audited the consolidated balance sheets of CONSOLIDATED MERCANTILE INCORPORATED as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2006 and 2005 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The audit referred to in the above report also included the related financial statement schedules listed in response to Item 19(a) of the Company's annual report on Form 20-F for each of the years in the three-year period ended December 31, 2006.  In our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly the information set forth therein.

On February 23, 2007, we reported separately to the shareholders of Consolidated Mercantile Incorporated on the consolidated financial statements for the years ended December 31, 2006 and 2005 prepared in accordance with Canadian generally accepted accounting principles without a note disclosing the summary of differences between Canadian and United States of America generally accepted accounting principles.

KRAFT BERGER LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 23, 2007

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

(Expressed in Canadian Dollars)

ASSETS	2006	2005
Current
Cash and cash equivalents	$3,138,256	$7,064,845
Short-term investments (market value $6,916,467; 2005 - $3,929,552)	6,627,101	3,916,062
Accounts receivable (Note 1)	6,664,194	6,284,546
Income taxes recoverable	-	611,389
Inventories (Note 2)	5,162,875	5,608,494
Prepaid expenses	359,065	293,112
Future income taxes (Note 11)	18,000	69,538
	21,969,491	23,847,986
Investments (Note 3)	508,631	6,779,250
Property and equipment (Note 4)	1,193,449	1,786,574
Future income taxes (Note 11)	14,987	856,267
	$23,686,558	$33,270,077
LIABILITIES
Current
Bank indebtedness (Note 5)	$-	$5,132,074
Commercial credit facility payable (Note 6)	3,965,584	-
Accounts payable and accrued liabilities	4,606,833	2,991,443
Income taxes payable	853,707	868,003
Current portion of long-term debt (Note 7)	259,996	9,996
	9,686,120	9,001,516
Long-term debt (Note 7)	552,689	562,685
Non-controlling interest	1,353,719	2,709,015
Future income taxes (Note 11)	119,000	166,400
	11,711,528	12,439,616
Commitments (Note 13)

SHAREHOLDERS' EQUITY
Capital stock (Note 8)
Issued and outstanding
315,544Class A preference shares	141,826	141,826
5,081,207Common shares (2005 - 5,094,507)	2,691,481	2,698,527
	2,833,307	2,840,353
Contributed surplus	59,411	59,411
Cumulative translation account	(757,088)	(1,048,467)
Retained earnings	9,839,400	18,979,164
	11,975,030	20,830,461
	$23,686,558	$33,270,077
See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:
“Signed” Director	“Signed” Director
    Fred A. Litwin                                                                                                                                                       Stan Abramowitz

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

Total Shareholders’ Equity $	Common Shares (Note 8)		Class A Preference Shares (Note 8)		Contributed Surplus $	Cumulative Translation Account $	Retained Earnings $
	Number of Shares	Value $	Number of Shares	Value $
December 31, 2003	21,812,109	4,873,083	1,906,156	1,538,493	691,502	59,411	(1,474,768)	20,629,808
Conversion of Class A preference Shares	-	214,577	549,676	(1,222,949)	(549,676)
Repurchase for cancellation	(864,043)	(183,853)	(87,811)					(776,232)
Exercise of stock options	95,630	55,000	95,630
Exercise of share purchase warrants	157,500	52,500	157,500
Change in cumulative translation account	606,568						606,568
Net earnings	5,239,473							5,239,473
December 31, 2004	27,047,237	5,011,307	2,621,151	315,544	141,826	59,411	(868,200)	25,093,049
Repurchase for cancellation	(12,681)	(4,300)	(2,249)					(10,432)
Exercise of stock options	79,625	87,500	79,625
Change in cumulative translation account	(180,267)						(180,267)
Net loss	(6,103,453)							(6,103,453)
December 31, 2005	20,830,461	5,094,507	2,698,527	315,544	141,826	59,411	(1,048,467)	18,979,164
Repurchase for cancellation	(17,674)	(13,300)	(7,046)					(10,628)
Change in cumulative translation account	54,766						54,766
Recognition of equity loss in excess of carrying value of investment in a significantly influenced company	236,613						236,613
Net loss	(9,129,136)							(9,129,136)
December 31, 2006	11,975,030	5,081,207	2,691,481	315,544	141,826	59,411	(757,088)	9,839,400

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	2006	2005	2004
		(Note 15)	(Note 15)
SALES	$30,262,368	$37,000,566	$84,460,540
COST OF SALES	26,400,736	32,165,061	66,368,611
GROSS PROFIT	3,861,632	4,835,505	18,091,929
OTHER INCOME (Schedule)	58,492	616,294	184,913
EXPENSES (Schedule)	6,933,172	8,343,387	18,601,845
LOSS FROM OPERATIONS BEFORE UNDERNOTED ITEMS	(3,013,048)	(2,891,588)	(325,003)
Equity loss of significantly influenced companies	(700,353)	(930,898)	(38,808)
Gain on sale of investment in former consolidated subsidiary	-	-	8,738,863
Loss on disposal of investment of equity investee	-	-	(26,706)
Write-down of investment in significantly influenced company	(991,732)	-	-
	(1,692,085)	(930,898)	8,673,349
EARNINGS (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	(4,705,133)	(3,822,486)	8,348,346
Income taxes (recovery) (Note 11)	967,481	(747,624)	2,433,037
EARNINGS (LOSS) BEFORE NON-CONTROLLING INTEREST	(5,672,614)	(3,074,862)	5,915,309
Non-controlling interest	(1,355,297)	(1,000,075)	324,277
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(4,317,317)	(2,074,787)	5,591,032
Loss from discontinued operations, net of tax (Note 14)	-	-	(666,796)
Share of earnings (loss) from discontinued operations of significantly influenced company	(4,811,819)	(4,028,666)	315,237
	(4,811,819)	(4,028,666)	(351,559)
NET EARNINGS (LOSS) FOR THE YEAR	$(9,129,136)	$(6,103,453)	$5,239,473

EARNINGS (LOSS) PER SHARE (Note 9)

Earnings (loss) per share from continuing operations Basic	$(0.85)	$(0.41)	$1.11
Diluted	$(0.85)	$(0.41)	$1.05
Loss per share from discontinued operations Basic	$(0.95)	$(0.79)	$(0.07)
Diluted	$(0.95)	$(0.79)	$(0.07)
Earnings (loss) per share Basic	$(1.80)	$(1.20)	$1.04
Diluted	$(1.80)	$(1.20)	$0.99

See accompanying notes to consolidated financial statements.

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

2006	2005	2004
	(Note 15)	(Note 15)

Other income
Interest income	$225,617	$221,432	$172,614
Investment income (loss)	(217,608)	394,862	12,299
Gain on disposal of property, plant and equipment	50,483	-	-
	$58,492	$616,294	$184,913

Expenses
Selling and administration	$6,421,457	$7,557,333	$14,173,315
Amortization	544,040	475,452	3,066,520
Interest on long-term debt	1,952	26,359	366,996
(Gain) loss on foreign exchange	(34,277)	(154,477)	995,014
Impairment of goodwill	-	118,720	-
Loss on extinguishment of debt	-	320,000	-
	$6,933,172	$8,343,387	$18,601,845

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

2006	2005	2004
	(Note 15)	(Note 15)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings (loss) from continuing operations	$(4,317,317)	$(2,074,787)	$5,591,032
Items not affecting cash (Note 10(a))	1,767,562	417,666	(5,641,026)
Change in non-cash components of working capital (Note 10(b))	2,212,503	(3,183,642)	1,800,777
	(337,252)	(4,840,763)	1,750,783
Net cash flows of de-consolidated subsidiary	-	-	(1,648,310)
Funds used in discontinued operations	-	-	(1,221,949)
	(337,252)	(4,840,763)	(1,119,476)

INVESTING ACTIVITIES
Cash disposed of on de-consolidation of subsidiary	-	-	(1,170,886)
Increase in short-term investments	(2,802,839)	(3,377,060)	(503,470)
Proceeds on disposal of investment, net	-	-	18,023,441
Proceeds on disposal of property and equipment	194,957	-	-
Purchase of property and equipment	(95,389)	(387,044)	(148,483)
Purchase of shares of equity investees	-	-	(1,772,134)
Other	58,094	(6,634)	(51,450)
	(2,645,177)	(3,770,738)	14,377,018

FINANCING ACTIVITIES
Issuance of common shares	-	79,625	253,130
(Decrease) increase in bank indebtedness	(5,132,074)	3,844,154	(1,127,080)
Proceeds from commercial credit facility	3,965,584	-	-
Proceeds from long-term debt	250,000	-	-
Purchase of common shares for cancellation	(17,674)	(12,681)	(864,043)
Repayment of long-term debt	(9,996)	(554,998)	(674,623)
	(944,160)	3,356,100	(2,412,616)
CHANGE IN CASH AND CASH EQUIVALENTS	(3,926,589)	(5,255,401)	10,844,926
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,064,845	12,320,246	1,475,320
CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,138,256	$7,064,845	$12,320,246

SUPPLEMENTARY CASH FLOW INFORMATION:
Interest paid	$406,030	$229,689	$878,398
Income taxes paid	41,516	1,656,530	815,227

NON-CASH TRANSACTIONS:
Property and equipment under capital lease	$-	$40,179	$-

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

Consolidated Mercantile Incorporated (“the Company”) is a public company whose shares are traded on the Toronto Stock Exchange and The Nasdaq Stock Market.

These consolidated financial statements include the accounts of the Company and the subsidiary companies over which it has control, which includes 2041804 Ontario Inc., Distinctive Designs Furniture Inc. (“Distinctive”) and Polyair Inter Pack Inc. (“Polyair”) (fiscal year ended October 31) up to February 29, 2004.  All inter-entity balances and transactions have been eliminated accordingly.

In March 2004, the Company sold a portion of its investment in Polyair, previously the Company’s specialty cover and packaging subsidiary, reducing its investment therein to 23%.  These consolidated financial statements include the consolidation of the results of operations of Polyair up to the date of disposition. Notwithstanding that the Company has retained the right to elect a majority of the Board of Directors of Polyair, the Company’s rights are limited, and accordingly, the Company does not control Polyair.  As the Company and Polyair no longer have a parent-subsidiary relationship, commencing March 2004, financial results of Polyair are being accounted for on an equity basis.  Polyair’s 2006 consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that Polyair will be able to meet its financial covenant tests and generate positive cash flows from operations.  In order for this to be realized, Polyair is dependent upon the continued support of its lenders and creditors and increased profitability from its packaging business, which is sensitive to the volume and price of packaging products sold, freight costs, and the cost of resin.  If these assumptions are not met, Polyair may not be able to realize its assets and discharge its liabilities in the normal course of operations.

Distinctive’s 2006 consolidated financial statements have been prepared on the basis of generally accepted accounting principles applicable to a going concern with the assumption that Distinctive will be able to realize its assets and discharge its liabilities in the normal course of business.  Distinctive has sustained material losses in recent years and now finances its operations using an asset-based lender.  In order to generate positive cash flows from operations, Distinctive is dependent upon the support of this new lender and a return to profitability which is sensitive to the volume and price of furniture sold as well as freight and labour costs.  If these assumptions are not met, Distinctive may not be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption is not appropriate for Distinctive, adjustments may be necessary to the carrying value of the Company’s assets related thereto.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles which are substantially similar to the generally accepted accounting principles in the United States of America except  those described in Note 17.

Accounting Estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from management’s best estimates as additional information becomes available in the future.

The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments.  It performs periodic credit evaluations of its customers and typically does not carry collateral or credit insurance. The Company’s estimate of the allowance for doubtful accounts may prove insufficient if a greater than expected number of customers are delinquent in their payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Estimates (continued)

The Company maintains a provision for inventory obsolescence.  In evaluating the adequacy of the provision for inventory obsolescence, a number of factors are considered, including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. The Company’s provision for inventory obsolescence may require adjustment as these factors change.

Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments.

Cash and cash equivalents: The Company’s cash equivalents consist primarily of investments in short term deposits with maturities of three months or less from date of placement.  The carrying amount approximates fair value because of the short maturity of those instruments.

Short-term investments: The Company's short-term investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities.  Short-term investments are recorded at the lower of cost and fair value with realized gains and losses during the period recorded in the consolidated statement of operations.

Long and short-term debt:  The carrying amounts of the Company's borrowings under its credit facilities and other long-term debts approximate their fair value as they carry interest at market rates.

Other financial assets and liabilities:  The carrying amounts of these assets and liabilities approximate their fair value based principally on short terms to maturities and interest rates offered to the Company for debt with similar terms and conditions.

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

Short-term investments held by a reputable professional hedge fund manager (representing 64.3% of the portfolio) can be withdrawn in any given month up to a maximum of forty percent of the outstanding investment amount and, therefore, credit risk is considered minimal.  Short-term investments invested with professional hedge fund managers represent 79.4% of the portfolio.

The Company monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business.  The Company does not normally require collateral or other security to support credit sales.  During the year, three separate customers of Distinctive accounted for approximately 57% (2005 – 43%; 2004 – 46%) of its gross sales.  Loss of any of these customers could result in unsold inventory and decreased capacity utilization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  A portion of the Company’s transactions is denominated in U.S. dollars.  Significant foreign exchange gains (losses) are reflected as a separate component of expenses.  The Company, in the normal course of business, enters into forward exchange contracts, swaps and options to manage foreign currency exposures.  Gains and losses on these financial instruments are recognized in the same period when incurred.  At December 31, 2006, the Company had no outstanding commitments.

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

Property and Equipment and Amortization

Property and equipment are stated at cost.  Any impairment in value is recorded in the consolidated statement of operations.  Amortization is calculated on the straight-line basis over their estimated useful lives using the following annual rates:

Machinery and equipment	- 10% - 50%
Furniture and fixtures	- 20%
Computer equipment and software	- 30% - 33%
Automotive equipment	- 30%
Dies and moulds	-over three years

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Revenue Recognition

Revenue from product sales is recognized when goods are shipped to the customer, the customer takes ownership and assumes risk of loss and collection of the relevant receivable is reasonably assured.  Customer returns are recorded as adjustments to sales.  The Company estimates and accrues its customer returns based on historical trends and known return goods authorizations.

Costs associated with rebates are recorded as adjustments to sales at the same time as product sales are recognized.  Where volume rebates are based on pre-defined annual targets, the Company estimates and accrues volume rebates based on contractual agreements with customers and estimated annual sales based on historical sales levels.  Estimates of rebates accrued are continually revised to reflect actual rebates earned based on actual sales levels achieved.

Foreign Currency Translation

i)
Monetary assets and liabilities are translated at the rates of exchange in effect at the balance sheet date.  Revenue and expenses are translated at the rates of exchange in effect on the date of transactions.  The resulting gains and losses are included in the consolidated statements of operations.

ii)
The Company’s investment in its foreign operations (former consolidated subsidiary) is of a self-sustaining nature.  Accordingly, assets and liabilities of foreign operations are translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at average rates for the year.  Related foreign currency translation adjustments are recorded as a separate component of shareholders’ equity and included in the cumulative translation account.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 8 (c).  The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  The Company accounts for stock-based compensation and other stock-based payments using the fair value-based method.  Under the fair value-based method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to contributed surplus.  Consideration paid by employees on exercise of stock options is recorded as share capital. The Company has not granted any new options in 2006, 2005 and 2004.  As at December 31, 2006, the Company has no outstanding stock options.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings (loss) per share is computed using the weighted average of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and share purchase warrants using the treasury method.

Advertising

The Company expenses the cost of advertising as incurred.  Advertising expenses for the year amounted to $995,673 (2005 - $1,265,219; 2004 - $2,058,093).

Shipping and Handling Expenses

Certain shipping and handling expenses not included in cost of sales amounted to $1,364,177 for the year (2005 -$1,816,925; 2004 - $1,502,826).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements – Canadian GAAP

Recent accounting pronouncements affecting the Company’s financial reporting under Canadian GAAP are summarized below:

i)
Financial Instruments.  In January 2005 The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and subsequently issued Section 3861, “Financial Instruments – Disclosure and Presentation”.  Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Transitional provisions are complex and vary based on the type of financial instruments under consideration. Both Sections apply to interim and annual financial statements for fiscal periods beginning after October 1, 2006 and will be adopted by the Company on January 1, 2007.

ii)
Comprehensive Income.  In January 2005 the CICA issued Handbook Section 1530, “Comprehensive Income”, to introduce new standards for reporting and presenting comprehensive income.  Comprehensive income is the change in equity (net assets) of a company during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except for changes resulting from investments by owners and distributions to owners. Financial statements for prior periods are required to be restated for certain comprehensive income items.  This Section applies to interim and annual financial statements for fiscal periods beginning after October 1, 2006 and will be adopted by the Company on January 1, 2007.

iii)
Equity.  In January 2005 the CICA issued Handbook Section 3251, “Equity”, which replaces Section 3250, “Surplus”.  Section 3251 establishes standards for the presentation of equity and changes in equity during reporting periods beginning after October 1, 2006.  Financial statements for prior periods are required to be restated for certain specified adjustments.  For other adjustments, the adjusted amount must be presented in the opening balance of accumulated other comprehensive income.  The Company will adopt this Section on January 1, 2007.

iv)
Hedges.  In January 2005 the CICA issued Handbook Section 3865, “Hedges” to clarify requirements for determining hedging relationships and applying hedge accounting.  The Company plans to adopt this Section on January 1, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

1.	ACCOUNTS RECEIVABLE
	2006	2005
Accounts receivable	$6,756,274	$6,591,609
Accounts receivable – affiliated company	-	79,682
Allowance for doubtful accounts	(92,080)	(386,745)
	$6,664,194	$6,284,546

2.	INVENTORIES
	2006	2005
Raw materials	$2,779,945	$3,738,954
Work in process	407,438	569,706
Finished goods	1,975,492	1,299,834
	$5,162,875	$5,608,494

3.	INVESTMENTS

	2006	2005
Polyair Inter Pack Inc. Common shares – at equity (22.8%)
Proportionate share of net book value	$1	$4,695,803
Unamortized goodwill	-	1,611,478
(market value - $3,332,167; 2005 - $ 7,206,779)	1	6,307,281

Genterra Inc., a significantly influenced company Common shares – at equity (1.4%) (market value - $160,709; 2005 - $120,262)	508,630	497,449

Kroehler Coastal Home Inc. Common shares – at equity (50.0%)	-	(83,565)

Note receivable from Kroehler Coastal Home Inc. bearing interest at prime per annum, due on demand	-	58,085
	$508,631	$6,779,250

Subsequent to the year end, Kroehler Coastal Home Inc. filed for bankruptcy.  The investment in shares and note receivable from this equity investee have been written off as at December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

4.           PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	2006 Net	2005 Net
Machinery and equipment	$3,683,181	$2,786,224	$896,957	$1,241,444
Furniture and fixtures	400,385	328,856	71,529	89,410
Computer equipment and software	525,722	446,046	79,676	98,337
Leasehold improvements	501,475	399,472	102,003	295,948
Automotive equipment	160,952	142,126	18,826	26,981
Patent and trademark	301	-	301	301
	5,272,016	4,102,724	1,169,292	1,752,421
Assets under capital leases
Automotive equipment	40,179	16,022	24,157	34,153
	$5,312,195	$4,118,746	$1,193,449	$1,786,574

5.	BANK INDEBTEDNESS
	2006	2005
Canadian operating demand loan, interest at prime plus 0.5% per annum	$-	$4,420,000
U.S. operating demand loan, interest at the lender’s U.S. dollar base rate plus 0.5% per annum	-	712,074
	$-	$5,132,074

Total net interest paid during the year, including interest on long-term debt, amounted to $406,030
(2005 -$229,689; 2004 - $878,398).

6.	COMMERICAL CREDIT FACILITY PAYABLE
	2006	2005
Commercial credit facility payable bearing interest at 19% per annum maturing on December 22, 2007	$3,965,584	$-

The commercial credit facility is secured by a general security agreement of Distinctive.  Distinctive is required to maintain specific financial ratios and conditions under this commercial credit facility agreement.  As at December 31, 2006, Distinctive was in compliance with these ratios and conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

7.	LONG-TERM DEBT

	2006	2005
Note payable, bearing interest at 10% per annum and due on demand, postponed under the terms of subsidiary’s borrowing agreement	$537,500	$537,500
Note payable, bearing interest at 15% per annum and due on demand, partially postponed under the terms of subsidiary’s borrowing agreement	250,000	-
Obligations under capital leases	25,185	35,181
	812,685	572,681
Less: Current portion	259,996	9,996
	$552,689	$562,685

The aggregate amount of payments required in the 2007 fiscal year and subsequent years to meet retirement provisions are as follows:

2007	$259,996
2008	9,996
2009 and thereafter	542,693
$812,685

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

8.	CAPITAL STOCK

(a)           Authorized

                           Unlimited$0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable,
Class A preference shares

                           UnlimitedPreference shares, issuable in series

                           UnlimitedCommon shares

(b)           Issued

	Common Shares		Class A Preference Shares
	# of Shares	$ Value	# of Shares	$ Value
Balance at December 31, 2003	4,873,083	1,906,156	1,538,493	691,502
Conversion of Class A preference Shares	214,577	549,676	(1,222,949)	(549,676)
Repurchase for cancellation	(183,853)	(87,811)	-	-
Exercise of stock options (Note 8(c))	55,000	95,630	-	-
Exercise of share purchase warrants (Note 8(d))	52,500	157,500	-	-
Balance at December 31, 2004	5,011,307	2,621,151	315,544	141,826
Repurchase for cancellation	(4,300)	(2,249)	-	-
Exercise of stock options (Note 8(c))	87,500	79,625	-	-
Balance at December 31, 2005	5,094,507	2,698,527	315,544	141,826
Repurchase for cancellation	(13,300)	(7,046)	-	-
Balance at December 31, 2006	5,081,207	2,691,481	315,544	141,826

During 2004, at the option of the holders, 1,222,949 Class A preference shares were converted (prior to the conversion expiry on March 31, 2004) into 214,577 Common shares on the basis of 5.7 Class A preference shares for each Common share.

During the year, the Company repurchased 13,300 (2005 – 4,300; 2004 – 183,853) Common shares for cancellation pursuant to a Normal Course Issuer Bid for a total consideration of $17,674 (2005 - $12,681; 2004 - $864,043).  The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

During 2004, 52,500 share purchase warrants were exercised for a total consideration of $157,500.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

8.           CAPITAL STOCK (continued)

(c)	Stock Options

The Company has a single Stock Option Plan.  The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  The maximum number of common shares which may be reserved for issuance to any one person under the Plan is 5% of the common shares outstanding at the time of the grant.

The number of shares reserved for issuance under the Stock Option Plan is currently limited to 500,000 common shares at an option price not to be less than the market price at the date of issuance.

The Company requested shareholder approval at its Annual and Special Meeting held on April 27, 2006 to extend the expiry date of the then outstanding options.  The extension was not approved and as at December 31, 2006, the Company has no outstanding stock options.

	Number of Options			Average Exercise Price

	2006	2005	2004	2006	2005	2004
Beginning of year	190,000	277,500	332,500	$2.29	$1.85	$1.84

Exercised	-	(87,500)	(55,000)	$-	$0.91	$1.74
Expired	(190,000)	-	-	$2.29	$-	$-
End of year	-	190,000	277,500	$-	$2.29	$1.85

(d)           Share Purchase Warrants

Pursuant to long-term debt repayment options, the Company issued share purchase warrants entitling the holders to purchase Common shares at an exercise price of $3.00 per Common share.  During 2004, 52,500 Common shares were issued upon the exercise of these warrants.  The share purchase warrants expired on September 7, 2006.

	Number of Warrants
	2006	2005	2004
Beginning of year	226,665	226,665	279,165
Exercised	-	-	(52,500)
Expired	(226,665)	-	-
End of year	-	226,665	226,665

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

9.           EARNINGS (LOSS) PER SHARE

The following table sets forth the calculation of basic and diluted earnings per share:

	2006	2005	2004
		(Note 15)	(Note 15)
Numerator:
Earnings (loss) from continuing operations	$(4,317,317)	$(2,074,787)	$5,591,032
Loss from discontinued operations, net of tax	-	-	(666,796)
Share of earnings (loss) from discontinued operations of significantly influenced company	(4,811,819)	(4,028,666)	315,237
Net earnings (loss)	(9,129,136)	(6,103,453)	5,239,473
Interest on convertible debenture, net of tax	-	-	41,495
Net earnings (loss) available to Common shareholders	$(9,129,136)	$(6,103,453)	$5,280,968
Denominator:
Weighted average number of shares outstanding	5,089,964	5,065,172	5,020,433
Effect of dilutive securities
Stock options	-	-	173,182
Share purchase warrants	-	-	88,735
Potential conversion of convertible debenture	-	-	71,771
	5,089,964	5,065,172	5,354,121
Earnings (loss) per share

Earnings (loss) per share from continuing operations
Basic	$(0.85)	$(0.41)	$1.11
Diluted	$(0.85)	$(0.41)	$1.05
Loss per share from discontinued operations
Basic	$(0.95)	$(0.79)	$(0.07)
Diluted	$(0.95)	$(0.79)	$(0.07)
Earnings (loss) per share
Basic	$(1.80)	$(1.20)	$1.04
Diluted	$(1.80)	$(1.20)	$0.99

Basic and diluted loss per share is the same for 2005 as the effect of assumed exercise of stock options and share purchase warrants is anti-dilutive.

All stock options and share purchase warrants expired in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

10.           CONSOLIDATED STATEMENTS OF CASH FLOWS

	2006	2005	2004
		(Note 15)	(Note 15)
(a)Items not affecting cash:

Amortization	$544,040	$475,452	$3,066,520
Impairment of goodwill	-	118,720	-
Write-down of short-term investments	91,799	48,744	-
Gain on disposal of property, plant and equipment	(50,483)	-	-
Equity loss of significantly influenced companies	700,353	930,898	38,808
Gain on sale of investment in former consolidated subsidiary	-	-	(8,738,863)
Loss on disposal of investment of equity investee	-	-	26,706
Write-down of investment in significantly influenced company	991,732	-	-
Future income taxes	845,418	(156,073)	(358,474)
Non-controlling interest	(1,355,297)	(1,000,075)	324,277
	$1,767,562	$417,666	$(5,641,026)
(b)Change in non-cash components of working capital:

(Increase) decrease in accounts receivable	$(379,648)	$1,058,962	$(1,374,796)
Decrease (increase) in income taxes recoverable	611,389	(611,389)	32,220
Decrease (increase) in inventories	445,619	(1,039,303)	1,101,085
(Increase) decrease in prepaid expenses	(65,953)	(203,893)	31,117
Increase (decrease) in accounts payable and accrued liabilities	1,615,392	(825,582)	(419,289)
(Decrease) increase in income taxes payable	(14,296)	(1,562,437)	2,430,440
	$2,212,503	$(3,183,642)	$1,800,777

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

11.           INCOME TAXES

The Company’s income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 36.1% (2005 – 36.1%; 2004 – 36.6%) to income as described below:

	2006	2005	2004
		(Note 15)	(Note 15)
Income tax computed at statutory combined basic income tax rates	$(1,698,553)	$(1,379,918)	$3,055,495
Increase (decrease) in income tax resulting from:
Investment tax credit	-	-	(3,027)
Large corporations and minimum taxes	117,218	11,115	17,177
Manufacturing and processing tax credit	-	116,219	(42,737)
Non-deductible items	151,108	34,512	27,500
Non-taxable equity items	610,842	336,055	24,787
Non-taxable portion of capital (gain) loss	67,209	96,452	(812,738)
Re-valuation of future tax benefits previously recognized	752,000	-	-
Future tax benefits not recognized	941,000	29,989	-
Other	26,657	7,952	166,580
Effective income tax provision (recovery)	$967,481	$(747,624)	$2,433,037

Total income taxes paid during the year amounted to $41,516 (2005 - $1,656,530; 2004 - $815,227).

The components of income taxes (recovery) are as follows:

	2006	2005	2004
		(Note 15)	(Note 15)
Current
- Canada	$122,063	$(591,551)	$2,465,354
- U.S.	-	-	326,157
Future
- Canada	845,418	(156,073)	(358,474)
	$967,481	$(747,624)	$2,433,037

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

11.	INCOME TAXES (continued)

A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:

	2006	2005

Current future income tax assets
Unrealized foreign exchange loss	$18,000	$69,538

Non-current future income tax assets
Non-capital loss carry-forwards	1,681,000	779,389
Capital loss carry-forwards	102,000	134,367
Eligible cumulative expenditure	-	38,000
Other	14,987	24,500
Valuation allowance	(1,783,000)	(119,989)
	14,987	856,267
Non-current future income tax liabilities
Depreciable property and equipment	(119,000)	(166,400)

Net future income tax assets (liabilities)	$(86,013)	$759,405

The Company has non-capital loss carry-forwards of approximately $2,246,000 of  which $53,000 expires in 2009, $471,000 expires in 2010, $635,000 expires in 2014,  $493,000 expires in 2015, and $594,000 expires in 2026 and capital loss carry-forwards of approximately $110,000. No future income tax assets have been recognized in respect of these non-capital loss and capital loss carry-forwards.

The Company’s subsidiary has non-capital loss carry-forwards of approximately $2,638,000, of which $488,000 expires in 2015 and $2,150,000 expires in 2026 and capital loss carry-forwards of approximately $501,000.  No future income tax assets have been recognized in respect of the subsidiary’s non-capital loss and capital loss carry-forwards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

12.           RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by virtue of common ownership and management.  The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Significant related party transactions and outstanding balances not disclosed elsewhere in these consolidated financial statements are summarized as follows:

The Company made furniture sales of $131,903 (2005 - $187,990; 2004 - $Nil) to its fifty percent owned equity investee company.

The Company paid rent of $355,206 (2005 - $321,128; 2004 - $407,503) to a company directors and officers of  which are also directors and/or officers of the Company.

Administration and management fees of $312,000 (2005 - $261,000; 2004 - $299,667) were paid to a company directors and officers of the which are also directors and/or officers of the Company.

Interest of  $Nil (2005 - $26,359; 2004 - $71,204) was paid to a company directors and officers of which  are also directors and/or officers of the Company.

In 2005, a $320,000 debenture redemption premium was paid to a company directors and officers of which are also directors and/or officers of the Company.

13.	COMMITMENTS

Operating Leases

The Company leases premises and automobiles under operating leases.   These leases expire between 2007 and 2009.  The total commitment of $666,883 includes $641,697 related to plant, warehouses and office facilities and $25,186 related to automobile leases.

At December 31, 2006, future minimum payments to be made for operating leases are as follows:

2007	$542,831
2008	118,858
2009	5,194
$666.883

Total rent paid during the year amounted to $910,396 (2005 - $1,213,895; 2004 - $1,121,404).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

14.           DISCONTINUED OPERATIONS

In 2005 Polyair initiated a process to dispose of the assets and business of its Pool Products business segment. The sale of this segment, consisting of three individual product units, was concluded during 2006.

Polyair’s management determined that its interest in cross-linked foam operated through its 50.1% subsidiary PXL Cross-Linked Foam Corporation (“PXL”) and its interest in expanded polystyrene operated through its 76% subsidiary PSC Moulding Corporation (“PSC”) were not core to its Packaging business.  In November 2006 Polyair completed the sale of its interest in PXL.  Negotiations regarding the sale of PSC are ongoing and if successful, the sale is expected to be concluded by Polyair in its second quarter of 2007.

Accordingly, the operating results of Polyair’s Pool Products business segment, PXL and PSC have been classified by Polyair as discontinued operations and comparative figures have been restated.

These consolidated financial statements include the consolidation of the results of operations of Polyair to February 29, 2004.  Commencing March 2004, financial results of Polyair are being accounted for on an equity basis.  The following table provides information with respect to the amounts included in the results of discontinued operations for Polyair’s Pool Products business segment, PXL and PSC for the four-month period ended February 29, 2004:

	Pool Products	PXL & PSC	Total

Sales	$25,542,422	$3,592,769	$29,135,191

Earnings (loss) before income taxes	$(2,672,708)	$2,210	$(2,670,498)
Income tax recovery	(1,150,512)	(22,099)	(1,172,611)
Earnings (loss) before non-controlling interest	(1,522,196)	24,309	(1,497,887)
Non-controlling interest	844,583	(13,492)	831,091
Earnings (loss) from discontinued operations	$(677,613)	$10,817	$(666,796)

15.	RESTATEMENT OF COMPARATIVE FIGURES

The 2004 and 2005 Consolidated Financial Statements have been restated (see Note 14) from statements previously presented to conform to the presentation of the 2006 Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

16.	SEGMENTED INFORMATION

The Company manufactures furniture in Canada and the United States and until February 2004, packaging products in Canada and the United States.

2006

Industry Segments:
	Packaging Products $	Furniture $	Consolidated $
Sales	-	30,262,368	30,262,368
Operating loss	-	(1,668,073)	(1,668,073)
Corporate expenses			(540,056)
Other income			58,492
Amortization			(544,040)
Interest			(353,648)
Gain on foreign exchange			34,277
Equity loss in significantly influenced companies			(700,353)
Write-down of investment in significantly influenced company			(991,732)
Income taxes			(967,481)
Non-controlling interest			1,355,297
Share of loss from discontinued operations of significantly influenced company			(4,811,819)
Loss for the year			(9,129,136)
Identifiable assets	-	13,334,097	13,334,097
Corporate assets			10,352,461
Total assets			23,686,558
Capital expenditures (net)	-	95,389	95,389
Corporate			-
Total capital expenditures (net)			95,389
Amortization	-	544,040	544,040
Corporate			-
Total amortization			544,040

Geographic Segments:
	Canada $	United States $	Consolidated $
Sales	17,793,351	12,469,017	30,262,368
Property and equipment	1,062,219	131,230	1,193,449

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

16.	SEGMENTED INFORMATION (continued)

2005 (Note 15)

Industry Segments:
	Packaging Products $	Furniture $	Consolidated $
Sales	-	37,000,566	37,000,566
Operating loss	-	(1,918,470)	(1,918,470)
Corporate expenses			(539,540)
Other income			616,294
Amortization			(475,452)
Interest			(290,177)
Gain on foreign exchange			154,477
Impairment of goodwill			(118,720)
Loss on extinguishment of debt			(320,000)
Equity loss in significantly influenced companies			(930,898)
Income tax recovery			747,624
Non-controlling interest			1,000,075
Share of loss from discontinued operations of significantly influenced company			(4,028,666)
Loss for the year			(6,103,453)
Identifiable assets	-	14,692,570	14,692,570
Corporate assets			18,577,507
Total assets			33,270,077
Capital expenditures (net)	-	387,044	387,044
Corporate			-
Total capital expenditures (net)			387,044
Amortization	-	475,452	475,452
Corporate			-
Total amortization			475,452

Geographic Segments:
	Canada $	United States $	Consolidated $
Sales	27,778,693	9,221,873	37,000,566
Property and equipment	1,400,783	385,791	1,786,574

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

16.           SEGMENTED INFORMATION (continued)

2004 (Note 15)

Industry Segments:
	Packaging Products $	Furniture $	Consolidated $
Sales	37,228,087	47,232,453	84,460,540
Operating profit	6,699,097	1,257,163	7,956,260
Corporate expenses			(3,668,997)
Other income			184,913
Amortization			(3,066,520)
Interest			(735,645)
Loss on foreign exchange			(995,014)
Gain on sale of investment in consolidated subsidiary			8,738,863
Equity loss in significantly influenced companies			(38,808)
Loss on disposal of investment of equity investee			(26,706)
Income taxes			(2,433,037)
Non-controlling interest			(324,277)
Loss from discontinued operations			(666,796)
Share of earnings from discontinued operations of significantly influenced company			315,237
Earnings for the year			5,239,473
Identifiable assets	-	13,874,381	13,874,381
Corporate assets			25,682,831
Total assets			39,557,212
Capital expenditures (net)	-	148,483	148,483
Corporate			-
Total capital expenditures (net)			148,483
Amortization	2,168,346	560,638	2,728,984
Corporate			337,536
Total amortization			3,066,520

Geographic Segments:
	Canada $	United States $	Consolidated $
Sales	42,045,438	42,415,102	84,460,540
Property, equipment and goodwill	1,953,523	-	1,953,523

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

17.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

The Company follows accounting principles generally accepted in Canada.  Differences between generally accepted accounting principles in Canada and those applicable in the United States of America (United States) are summarized below:

(a)
The Company's acquisitions of Distinctive Designs Furniture Inc., previously a significantly influenced company, and Kroehler Furniture Group Inc., a formerly consolidated subsidiary, were accounted for by the purchase method under Canadian generally accepted accounting principles.  Under United States generally accepted accounting principles, these non-arm’s length acquisitions must be accounted for by the pooling of interests method.  The accounting has been adjusted accordingly.

(b)
Under Canadian generally accepted accounting principles, short-term investments are accounted for using the cost method.  Under the United States generally accepted accounting principles, investments classified as available for sale securities are carried at market values with unrealized gains or losses reflected as a component of shareholders equity.

(c)	Comprehensive income:

In applying FASB No. 130, “Reporting Comprehensive Income”, comprehensive income would have been arrived by adjusting net income for the change in the foreign currency translation amount and the unrealized gain/loss on available for sale securities during the year.

(d)	Stock-based compensation plans:

Commencing in 2002, the Company’s accounting policy to record compensation costs for stock options at fair value is comparable to the U.S. pronouncement under FASB No. 123.  No stock options were granted in 2006, 2005 and 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

17.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

The effect on the consolidated balance sheet of the difference between accounting principles generally accepted in Canada and those accepted in the United States is summarized as follows:

	Canadian Accounting Principles $	Increase (Decrease) $	U.S. Accounting Principles $

December 31, 2006

Short-term investments	6,627,101	289,366	6,916,467
Current assets	21,969,491	289,366	22,258,857

Investments	508,631	346,281	854,912
Future income taxes	14,987	350,172	365,159
Total assets	23,686,558	985,819	24,672,377

Future income taxes	-	52,231	52,231
Current liabilities	9,686,120	52,231	9,738,351

Total liabilities	11,711,528	52,231	11,763,759

Common stock	2,691,481	(226,420)	2,465,061
Cumulative translation account	(757,088)	757,088	-
Cumulative comprehensive income (loss)	-	(382,563)	(382,563)
Retained earnings	9,839,400	785,483	10,624,883
Total shareholders’ equity	11,975,030	933,588	12,908,618
Total liabilities and shareholders’ equity	23,686,558	985,819	24,672,377

December 31, 2005

Short-term investments	3,916,062	13,490	3,929,552
Current assets	23,847,986	13,490	23,861,476

Investments	6,779,250	145,821	6,925,071
Future income taxes	856,267	369,969	1,226,236
Total assets	33,270,077	529,280	33,799,357

Future income taxes	-	2,435	2,435
Current liabilities	9,001,516	2,435	9,003,951

Total liabilities	12,439,616	2,435	12,442,051

Common stock	2,698,527	(226,420)	2,472,107
Cumulative translation account	(1,048,467)	1,048,467	-
Cumulative comprehensive income (loss)	-	(632,241)	(632,241)
Retained earnings	18,979,164	337,039	19,316,203
Total shareholders’ equity	20,830,461	526,845	21,357,306
Total liabilities and shareholders’ equity	33,270,077	529,280	33,799,357

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

17.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

The effect on earnings for the above differences between accounting principles generally accepted in Canada and those accepted in the United States are summarized as follows:

	2006		2005		2004
	$		$		$
Net earnings (loss) for the year
- Canadian accounting principles		(9,129,136)		(6,103,453)		5,239,473
Gain (loss) on equity investment transactions		(190)		-		88,989
Equity in earnings of significantly influenced company		224,724		(7,065)		(603)
Write-down of investment in significantly influenced company		223,909		-		-
Impairment of goodwill		-		118,720		-
Gain on sale of investment in former consolidated subsidiary non-controlling interest thereon		-		-		221,580
Net earnings (loss) for the year
- United States accounting principles		(8,680,691)		(5,991,798)		5,549,439
Equity in comprehensive income of significantly influenced company		(11,445)		11,580		-
Translation adjustment gain (loss)		54,840		(179,587)		583,404
Unrealized gain on available for sale securities		275,876		5,867		7,623
Related tax impact		(69,593)		59,565		(214,921)
Comprehensive income (loss)		(8,431,014)		(6,094,373)		5,925,545

Earnings (loss) from continuing operations - U.S. GAAP	(3,868,873)	(1,963,132)	5,900,998
Earnings (loss) per share from continuing operations - U.S. GAAP
Basic	(0.76)	(0.39)	1.18
Diluted	(0.76)	(0.39)	1.10

Loss from discontinued operations - U.S. GAAP	(4,811,819)	(4,028,666)	(315,559)
Loss per share from discontinued operations - U.S. GAAP
Basic	(0.95)	(0.80)	(0.07)
Diluted	(0.95)	(0.80)	(0.07)

Net earnings (loss) - U.S. GAAP	(8,680,692)	(5,991,798)	5,549,439
Earnings (loss) per share - U.S. GAAP
Basic	(1.71)	(1.18)	1.11
Diluted	(1.71)	(1.18)	1.04

Basic and diluted loss per share is the same for the 2005 year as the effect of assumed exercise of stock options and share purchase warrants is anti-dilutive.

All stock options and share purchase warrants expired in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

17.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Reconciliation of U.S. GAAP Effective Income Tax Provision (Recovery):
	2006	2005	2004
	$	$	$
Income tax computed at statutory combined income tax rates	(1,536,665)	(1,339,610)	3,168,942
Increase (decrease) in tax resulting from
Investment tax credit	-	-	(3,027)
Large corporations and minimum taxes	117,218	11,115	17,177
Manufacturing and processing tax credit	-	116,219	(42,737)
Non-deductible expenses	151,108	(8,346)	27,500
Non-taxable equity items	448,954	338,605	(7,562)
Non-taxable portion of capital gain	67,209	96,452	(893,836)
Re-valuation of future tax benefits previously recognized	752,000	-	-
Future tax benefits not recognized	941,000	29,989	-
Other	26,657	7,952	166,580

Effective income tax provision (recovery)	967,481	(747,624)	2,433,037

Reconciliation of Shareholders’ Equity:
	2006	2005	2004
	$	$	$
Shareholders’ equity based on Canadian GAAP	11,975,030	20,830,461	27,047,237
Purchase of non-arm’s length companies (Note 17a))	(226,420)	(226,420)	(226,420)
Effect of GAAP differences in former subsidiary on accounting gain on sale of shares	221,580	221,580	221,580
Effect of GAAP difference on impairment of goodwill	118,720	118,720	-
Effect of GAAP differences in subsidiaries and effectively controlled companies on equity investment transactions	468,879	20,361	26,746
Comprehensive income adjustments: Effect of GAAP difference in accounting for accumulated translation loss	(236,613)	-	-
Future tax effect on accumulated translation loss	350,172	369,969	309,364
Unrealized gain on available for sale securities, net of income taxes	237,135	11,055	6,228
Equity in comprehensive income of significantly influenced company	135	11,580	-
Shareholders’ equity based on U.S. GAAP	12,908,618	21,357,306	27,384,735

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

17.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

The effect on the statement of cash flows for the above differences between accounting principles generally accepted in Canada and those accepted in the United States is summarized as follows:

	Canadian Accounting Principles $	Increase (Decrease) $	U.S. Accounting Principles $
December 31, 2006

Operating activities
Net (loss) for the year	(9,129,136)	448,444	(8,680,692)
Loss from discontinued operations	4,811,819	-	4,811,819
Equity loss in significantly influenced companies	700,353	(224,535)	475,818
Write-down of investment in significantly influenced company	991,732	(223,909)	767,823
Total cash and cash equivalents used for operating activities	(337,252)	-	(337,252)

December 31, 2005

Operating activities
Net (loss) for the year	(6,103,453)	111,655	(5,991,798)
Loss from discontinued operations	4,028,666	-	4,028,666
Equity loss in significantly influenced companies	930,898	7,065	937,963
Impairment of goodwill	118,720	(118,720)	-
Total cash and cash equivalents used for operating activities	(4,840,763)	-	(4,840,763)

December 31, 2004

Operating activities
Net earnings for the year	5,239,473	309,966	5,549,439
Loss from discontinued operations	351,559	-	351,559
Equity loss of significantly influenced companies	38,808	603	39,411
Gain on sale of investment in former consolidated subsidiary	(8,738,863)	(221,580)	(8,960,443)
Loss on disposal of investment in equity investee	26,706	(88,989)	(62,283)
Total cash and cash equivalents used for operating activities	(1,119,476)	-	(1,119,476)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

17.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Related Party Transactions

The Company has outstanding balances and transactions with its consolidated subsidiaries, which have been eliminated on consolidation.

	2006	2005	2004
	$	$	$

Distinctive Designs Furniture Inc.

Loans receivable	998,068	723,065	723065
Interest receivable	15,855	11,985	752
Interest revenue	29,557	11,985	10,571

2041804 Ontario Inc.

Non-interest bearing loan denominated in U.S. Dollars	15,920,703	15,842,553	17,660,505
Foreign exchange gains (losses)	(60,485)	523,948	1,764,657

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

17.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Recent United States Accounting Pronouncements:

In July 2006, FASB released Financial Interpretation (“FIN”) No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FASB 109”.  FIN 48 clarifies the accounting and reporting for uncertainties in income tax law.  FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  Earlier adoption is permitted as of the beginning of an enterprise’s fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period for that fiscal year.  The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the fiscal period of adoption.  The Company is currently evaluating the impact of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued FASB No 157, “Fair Value Measurements”.  This statement defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States (“GAAP”), and expands disclosures about fair value measurements.  FASB 157 does not require any new fair value measurements.  However, for some entities, the application of FASB 157 will change current practice.  FASB 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application permitted.  The Company is currently evaluating the impact of SFAS on the Company’s financial position or results of operations.

In September 2006, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No 108 which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement.  SAB 108 becomes effective in fiscal 2006.  Adoption of SAB 108 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In September 2006, the FASB. issued FASB No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”.  FASB 158 requires the employer to recognize the overfunded or underfunding status of any defined benefit postretirement plan as an asset or liability on its balance sheet and to recognize the changes in that status through adjustments to comprehensive income.  It also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet.  These requirements are effective for fiscal years ended after December 15, 2006.  The adoption of FASB No. 158 will have no effect on the Company’s consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued FSP AUG AIR—1, “Accounting for Planned Major Maintenance Activities”.  FSP AUG AIR—1 prohibits companies from accruing the future costs of periodic major overhauls and maintenance of plant and equipment as a liability.  The provisions of FSP AUG AIR—1 are effective for fiscal years beginning after December 15, 2006.  The Company does not expect the implementation of these provisions to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued FASB No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". FASB No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. FASB No. 159 is effective for the company beginning in the first quarter of year 2008, although earlier adoption is permitted. The Company is currently evaluating the impact that FASB No. 159 will have on its financial statements.

Consolidated Valuation and Qualifying Accounts and Reserves
DECEMBER 31, 2006, 2005, AND 2004

(Expressed in Canadian Dollars)

Column A	Column B	Column C		Column D	Column E	Column F
Description	Balance Beginning of Period	Charged to Costs and Expenses	Additions Charged to Other Accounts – Describe	Other (1)	Deductions – Describe (2)	Balance End of Period
	$	$	$	$	$	$
Allowance for doubtful accounts
December 31, 2006	386,745	(53,428)	-	-	(241,237)	92,080
December 31, 2005	317,418	69,327	-	-	-	386,745
December 31, 2004	2,252,073	113,077	-	(2,047,732)	-	317,418

(1) Deconsolidation of subsidiary.

(2)  Deductions represent bad debts written off against accounts receivable and reversals of over accruals.