Form 20-F
period 2007-12-31
CONSOLIDATED MERCANTILE INC
filed 2008-06-30
CIK 784012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2007

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
None

At June 2, 2008, the Company had outstanding 5,077,207 Common Shares, no par value and 315,544 Non-Voting, Non-Participating, $0.04 Non-Cumulative, $0.44 Redeemable, Class A Preference Shares, no par value.

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

UNLESS OTHERWISE NOTED, THE DOLLAR AMOUNTS CONTAINED IN THIS REPORT ARE IN CANADIAN CURRENCY ($1 CDN = $0.9765 U.S. AT JUNE 10, 2008) AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA.

Historic rates of exchange appear in Part I, Item 3 of this report.  The effect of material differences between Canadian and United States generally accepted accounting principles which would bear upon the Company's financial statements, are set forth in the Note 14 to the Company's Audited Consolidated Financial Statements which are included in Part IV Item 19 herein.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.  KEY INFORMATION.

A. Selected Financial Data

                        (All Figures in Canadian Dollars)
                 (Prepared in Accordance with Canadian G.A.A.P.)

SUMMARY OF OPERATING DATA

Year Ended December 31
	2007	2006	2005	2004	2003

Revenue	$553,933	$8,009	$616,294	$184,913	$67,654
Expenses	1,426,177	505,759	850,142	1,751,083	449,659
Earnings (loss) from continuing operations	3,755,788	(2,973,671)	(1,071,295)	5,427,711	1,611,241
Earnings (loss) from discontinued operations	(547,033)	(6,155,465)	(5,032,158)	(188,238)	1,298,813
Net earnings (loss) for the year	$3,208,755	$(9,129,136)	$(6,103,453)	$5,239,473	$2,868,559

Earnings (loss) per share from continuing operations
Basic	$0.74	$(0.59)	$(0.21)	$1.08	$0.32
Diluted	$0.74	$(0.59)	$(0.21)	$1.02	$0.28

Earnings (loss) per share from discontinued operations
Basic	$(0.11)	$(1.21)	$(0.99)	$(0.04)	$0.27
Diluted	$(0.11)	$(1.21)	$(0.99)	$(0.04)	$0.23

Earnings (loss) per share
Basic	$0.63	$(1.80)	$(1.20)	$1.04	$0.59
Diluted	$0.63	$(1.80)	$(1.20)	$0.99	$0.51

SUMMARY OF BALANCE SHEET DATA

As at December 31,
	2007	2006	2005	2004	2003
Total Assets:	$18,141,508	$24,121,704	$33,240,221	$39,635,376	$14,785,875
Working Capital:	15,762,702	12,283,371	14,846,470	17,585,857	21,874,325
Long term debt:	-	-	-	550,000	1,220,000
Dividends declared per equity share:	Nil	Nil	Nil	Nil	Nil
Shareholders' Equity:	$16,178,008	$11,975,030	$20,830,461	$27,047,237	$21,812,109

The effect on net income (loss), earnings (loss) per share and total assets of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States as described in Note 14 to the Audited Consolidated Financial Statements of Consolidated Mercantile Incorporated are summarized as follows:

Fiscal Year Ended December 31
	2007	2006	2005	2004	2003
Earnings (loss) from continuing operations	$3,433,860	$(2,525,226)	$(959,640)	$5,737,677	$1,129,444
Earnings (loss) per share from continuing operations
Basic	$0.68	$(0.50)	$(0.19)	$1.14	$0.23
Diluted	$0.68	$(0.50)	$(0.19)	$1.08	$0.21
Earnings (loss) from discontinued operations	$(547,033)	$(6,155,465)	$(5,032,158)	$(188,238)	$1,298,813
Earnings (loss) per share from discontinued operations
Basic	$(0.11)	$(1.21)	$(0.99)	$(0.04)	$0.27
Diluted	$(0.11)	$(1.21)	$(0.99)	$(0.04)	$0.23
Net earnings (loss)	$2,886,827	$(8,680,691)	$(5,991,798)	$5,549,439	$2,428,258
Earnings (loss) per share
Basic	$0.57	$(1.71)	$(1.18)	$1.11	$0.50
Diluted	$0.57	$(1.71)	$(1.18)	$1.04	$0.43
Total Assets	$18,141,508	$25,107,523	$33,769,501	$39,974,269	$149,358,962

Exchange Rates.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the five fiscal periods ended December 31, 2007, 2006, 2005, 2004 and 2003, the average rates for the period and the range of high and low rates for the period. The data for May 2008 and for each month during the most recent six months is also provided.

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

U.S. Dollar/Canadian Dollar

Period	Average	High	Low

May 2008	0.9993	0.9840	1.0187
April 2008	1.0137	1.0021	1.0268
March 2008	1.0029	0.9841	1.0275
February 2008	0.9986	0.9717	1.0188
January 2008	1.0099	0.9905	1.0294
December 2007	1.0022	0.9784	1.0216

Fiscal Year Ended December 31, 2007	1.07	0.99	1.18
Fiscal Year Ended December 31, 2006	1.13	1.10	1.17
Fiscal Year Ended December 31, 2005	1.21	1.16	1.26
Fiscal Year Ended December 31, 2004	1.30	1.19	1.37
Fiscal Year Ended December 31, 2003	1.34	1.29	1.53

On June 10, 2008 the exchange rate for the US/Canadian dollars was $0.9765 ($1.0241/1US$), based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York. The above averages are calculated from daily noon buying rates.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable

D.  Risk factors

Consolidated Mercantile Incorporated's business is subject to a number of broad risks and uncertainties, including the following:

1.           The Company’s return on its short-term investments is contingent upon the performance of the various professional managers and the public financial markets.

2.           The Company currently holds and invests funds denominated in United States dollars.  The value of this currency fluctuates due to changes in the exchange rate which is beyond the control of the Company.  In the event that the Canadian dollar was to appreciate in value against the United States dollar this could have a negative financial impact on the Company. The Company, in the normal course of business, enters into forward exchange contracts, swaps and options to manage foreign currency exposures.

3.           Canadian Securities regulations, Multilateral Instrument 52-109 of the Canadian Securities Administrators, Certification of Disclosure in Issuers’ Annual and Interim Filings (“MI 52-109”), require CEOs and CFOs to certify annually that they have designed internal control over financial reporting to provide reasonable assurance over the reliability of financial reporting and the preparation of external financial statements in compliance with generally accepted accounting principles. These certifications cover the Company and its subsidiaries which, until December 28, 2007, included Distinctive Designs Furniture Inc. (“Distinctive”), the Company’s furniture manufacturing subsidiary.  Documenting these controls is a significant undertaking for the Company and provides the basis for managements’ certifications. Due to the difficult business environment in the North American furniture industry, the resulting ongoing losses at Distinctive and management’s focus on the profit improvement program, Distinctive has not had the necessary resources to document its internal control over financial reporting and therefore a significant portion of the basis for management’s certifications is not available. The Company has completed the other elements of the documentation of the design of internal controls over financial reporting relating to both the Company and its other subsidiary.  The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2007 pursuant to the requirements of MI 52-109 and have concluded that as of December 31, 2007 a weakness existed in the design of internal control over financial reporting caused by the absence of documentation of the performance of critical control procedures with respect to Distinctive, the Company’s former consolidated subsidiary.  This weakness leads to uncertainty as to whether the control procedures at Distinctive have been carried out, such that material misstatements in the financial statements of Distinctive, and accordingly the Company, may have failed to have been prevented or detected.  This weakness should also be considered a weakness in the Company’s disclosure controls and procedures for the period under review.  As a result of this weakness, information required to be disclosed in the Company’s 2007 annual filings (as such terms are defined under MI 52-109) and other reports filed or submitted under Canadian securities laws may not have been recorded, processed, summarized and reported within the time periods specified by those laws and material information may not have been accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.   Effective December 28, 2007 the Company disposed of its investment interest in Distinctive. Accordingly, the Company does not expect this weakness to exist in the future.

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

Historically, the Company has been a management holding company which effected its strategy through investment in, management of and merchant banking to its core strategic industries, including furniture, packaging, and finance, with the objective of creating added value to the Company and its shareholders.

Over the past number of years, the Company’s investment interests in both Polyair Inter Pack Inc. (“Polyair”) and Distinctive incurred substantial operating losses.  During this period, Management of the Company spent considerable time and effort in assisting these business units in restructuring their operations and enhancing their ability to be more competitive in their respective industries.  These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.  With these divestiture transactions completed, the Company now has the financial and management resources to seek out new long-term strategic acquisitions with the potential for future growth.  In the interim period, the Company has invested a portion of its working capital in a combination of relatively short-term income producing assets.

Until December 2007 the Company’s Furniture business comprised a 50.33% ownership interest in Distinctive, a manufacturer and importer of leather and fabric upholstered furniture. Approximately 36% of Distinctive's fiscal 2007 sales were derived from customers in the United States.  Distinctive produces and distributes its products from two facilities located in Toronto, Canada.  Distinctive’s largest competitors are local furniture manufacturers and distributors of offshore manufactured goods.

Due to the rise of the Canadian dollar and increased price competition from foreign manufacturers, Distinctive’s sales and profitability have been negatively impacted. In August 2007 Distinctive filed a Proposal to restructure its unsecured liabilities.  The Proposal was accepted by Distinctive’s unsecured creditors and approved by the Ontario Superior Court of Justice.  In August 2007 the Company announced its intention to initiate a process to sell its investment interest in Distinctive.  Effective December 28, 2007, the Company sold its shares in Distinctive and the debt owed to the Company by Distinctive to Distinctive’s other major shareholder. Accordingly, the operating results of Distinctive have been reported by the Company as Discontinued Operations.

Until December 2007 the Company’s interest in packaging consisted of a 22.15% ownership of Polyair, previously the Company’s packaging and specialty pool products subsidiary.  In March 2004 the Company sold a portion of its investment in Polyair. Notwithstanding that the Company retained the right to elect a majority of the Board of Directors of Polyair, the Company’s rights were limited, and accordingly, the Company did not control Polyair.  As the Company and Polyair no longer had a parent-subsidiary relationship, commencing March 2004, financial results for Polyair have been accounted for on an equity basis.  Polyair’s reporting currency is the U.S. dollar and its year-end is October 31.

Polyair manufactures products for the protective packaging industry and sells its products principally in North America to distributors and retailers who service a wide variety of end users.  Approximately 88% of Polyair’s 2007 sales were derived from customers in the United States.  Polyair manufactures its products at one Canadian and seven U.S. factories.  On December 31, 2007, the Company completed a private sale of all of its remaining shareholdings in Polyair.

B.  BUSINESS OVERVIEW

Over the past few years, the Company’s former investment interests in both Distinctive and Polyair incurred substantial operating losses.  Management of the Company spent considerable time and effort in assisting these former business units in restructuring their operations and enhancing their ability to become more competitive in their respective industries.  These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.  With the divestiture transactions completed, the Company now has the financial and management resources to seek out new long-term strategic acquisitions with the potential for future growth.

Due to the relatively rapid time frame in which both sale transactions were completed, the Company is still evaluating its options which may include an acquisition and/or merger.  Management is also considering various other strategies designed to reduce costs and to enhance profitability.  In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.  If one or more appropriate long-term strategic investment opportunities are identified, it is possible that a portion of our cash or near cash resources may be deployed into such investments. The Company seeks to acquire investments in which significant additional sales volumes can be generated by adding capacity, marketing and distribution resources.

Investments

The Company's wholly-owned subsidiary, 2041804 Ontario Inc., holds investments in marketable securities.

The Company holds a 1.44% equity interest in Genterra Inc.  ("Genterra"), an Ontario public company with significant interests in real estate properties located in Ontario, Canada.

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

C.  ORGANIZATIONAL STRUCTURE

Subsequent to the sale of its investment interests in Distinctive and Polyair, the Company's  investments are comprised of a 100% interest in 2041804 Ontario Inc. and a 1.44% interest in Genterra.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

General

The following table sets forth items derived from the consolidated statements of operations for the years ended December 31, 2007 and 2006:

(In thousands of dollars)	Years Ended December 31
	2007	2006
Investment revenue	$554	$8
Expenses	(1,426)	(506)
Earnings (loss) on equity items	4,608	(1,775)
Earnings (loss) before income taxes	3,736	(2,273)
Income taxes	20	(700)
Earnings (loss) from continuing operations	3,756	(2,973)
Earnings (loss) from discontinued operations	(1,187)	(1,344)
Share of earnings (loss) from discontinued operations of equity investee	640	(4,812)
Net earnings (loss)	$3,209	$(9,129)

Fiscal 2007 compared to Fiscal 2006

Revenue. Revenue from investments for the year ended December 31, 2007 increased to $553,933 compared to $8,009 for the comparable 2006 period.  The year to date increase was due to the improved results achieved from the Company’s investment portfolio during the period.

Administrative and General Expenses.  Administrative and general expenses for the year ended December 31, 2007 increased to $1,083,445 from $540,036 in the comparable 2006 period.  The increase in administrative and general expenses for the year ended December 31, 2007 was as a result of the management compensation incurred upon the completion of the Company’s disposition of its investment interest in Polyair.

Loss on Foreign Exchange. The Company holds certain amounts of its cash in United States dollars.  The substantial strengthening of the Canadian Dollar during 2007 resulted in the Company incurring a foreign exchange loss of $342,732 for the year ended December 31, 2007.  This compares to a foreign exchange gain of $34,277 for the year ended December 31, 2006.

Equity Loss. Equity loss for the year ended December 31, 2007 was $723,175 as compared to an equity loss of $783,926 for the comparable 2006 period.  Polyair’s performance for the year ended October 31, 2007 improved as a result of an improvement in gross margin. The improvement in gross margin was offset by the provision for fixed asset impairments and one-time professional fees related to the potential sale of the business.  The Company recorded an adjustment of $140,000 to the carrying value of its investment in a significantly influenced company in the fourth quarter of 2007.

Gain on Sale of Investments.  In December 2007 the Company sold its shares and the debt owed by Distinctive. The purchase price for the debt was paid for in cash. The shares were paid for by the delivery to the Company of a $1 million promissory note payable in ten equal consecutive annual installments, with the first installment due on January 15, 2009.  The promissory note has been discounted to its present value.  The promissory note is secured by a pledge of all of the shares of Distinctive owned by the Purchaser.  The disposition resulted in a gain of approximately $550,000.  Under Emerging Issue Committee Abstract #79, the gain on sale is only recognized in the Statement of Operations to the extent that it is realized.  Accordingly, $420,953 of the gain has been deferred and is reflected in the liability section of the Balance Sheet.  In December 2007 the Company sold its remaining shareholdings in Polyair for $6.0 million, resulting in a gain of approximately $5.3 million.

Income Tax Provision. The effective tax rate for the year ended December 31, 2007 and 2006 was (0.5%) and (30.8%) respectively. The difference between the Company’s statutory tax rate and its effective tax rate is primarily attributable to certain non-deductible expenses, the permanent differences associated with the tax treatment of capital gain transactions, the re-valuation of future tax benefits previously not recognized and the reserve provided against certain future tax benefits.  In 2006, a reserve was provided against the realization of the Company’s capital and non-capital losses carried forward.

Discontinued Operations.  In August 2007 the Company announced its intention to initiate a process to sell its 50.33% investment interest in Distinctive.  Effective December 28, 2007 the Company sold its shares and the debt owed by Distinctive to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive, a loss of $1,186,997, have been classified by the Company as discontinued operations.  Distinctive’s performance for the year ended December 31, 2007 continued to be impacted by a difficult retail environment due, in part, to the rise of the Canadian dollar and by competitive market conditions, primarily from offshore manufacturers.  In 2005 Polyair initiated a process to dispose of the assets and business of its Pool Products business segment.  The sale of this segment was concluded during 2006. In 2006 Polyair’s management determined that its interests in Cross-Linked Foam and Expanded Polystyrene were not core to its Packaging business and disposed of these two operations. Polyair now operates with its packaging business as its principal business and accordingly, the operating results of its Pool, Cross-Linked Foam and Expanded Polystyrene businesses have been classified by Polyair as discontinued operations. Under an approved Plan of Arrangement during the first quarter of 2007, Polyair’s Pool Division Canadian Subsidiary’s liabilities were settled at a substantial discount and the resultant compromise was reported under Results from Discontinued Operations. Similar to the Canadian Subsidiary, Polyair’s Pool Division US Subsidiary’s liabilities were settled at considerably less than face value.  In addition, Polyair realized a gain on the sale of its Cross-Linked Foam business which is included in the Company’s $639,964 share of earnings from discontinued operations of Polyair.  Costs associated with the sale and wind down of these businesses by Polyair were also included in Discontinued Operations. There were no significant activities by Polyair’s discontinued operations in the remainder of its 2007 fiscal year.

Net Earnings (loss). Net earnings for the year ended December 31, 2007 were $3,208,755 as compared to a net loss of $9,129,136 for the comparable 2006 period. The increase in the year-to-date earnings was a result of the gain on the sale of the Company’s investments in Distinctive and Polyair. This gain was offset by the discontinued operation loss of $1,186,997 from Distinctive.  The 2006 losses were due to the losses generated at both Distinctive and Polyair, the inclusion of the write-down of the Company’s investment in Polyair and the revaluation of the future income tax benefits on capital and non-capital losses carry forward.

Inflation. Inflation has not had a material impact on the results of the Company’s operations in its last quarter and is not anticipated to materially impact on the Company’s operations during its current fiscal year.

Fiscal 2006 compared to Fiscal 2005

Revenue.   Investment revenue for year ended December 31, 2006 decreased to $8,009 compared to $616,294 for the comparable 2005 period. Investment results for the year were impacted by the poor performance of the Company’s short-term equity investments during the period.

Administrative and General Expenses.  Administrative and general expenses remained consistent for the year ended December 31, 2006 as compared to the previous year.  Administrative and general expenses for 2007 were $540,036 compared to $539,540 in the comparable 2006 period.

Other Expenses.  Other expenses for the year ended December 31, 2006 were $Nil as compared to $465,079 for the comparable 2005 period. Other expenses for the 2005 year included a $320,000 cost as a result of the settlement of the outstanding convertible debenture and a goodwill impairment expense of $118,720.

Gain on Foreign Exchange. The Company holds certain amounts of its cash in United States dollars.  The  strengthening of the U.S. Dollar during 2006 resulted in the Company incurring a foreign exchange gain of $34,277 for the year ended December 31, 2006.  This compares to a foreign exchange gain of $154,477 for the year ended December 31, 2005 which resulted from the positive effect of a strengthening U.S. dollar on the Company’s U.S. cash balances during the first six months of 2005.

Equity Loss.  Equity loss for the year ended December 31, 2006 was $783,926 as compared to equity loss of $847,323 for the comparable 2005 period.  Polyair’s results for its year ended October 31, 2006 were impacted by a decline in gross profit due to higher material costs and lower unit sales volumes during its first quarter of the year, an increase in interest and financing related costs and an unfavourable change in its net tax position as a result of an increase in valuation allowance against certain tax losses carried forward due to the uncertainty in it being able to realize these losses prior to their expiry.  Due to the operating losses incurred at Polyair, the Company’s equity interest therein has been reduced to nominal value as at December 31, 2006.  This included a write-down of $991,732 on this investment.

Income Tax Provision. The effective tax rate before non-taxable equity items for the year ended December 31, 2006 and 2005 was (30.8%) and 0.91% respectively. The difference between the Company’s statutory tax rate and its effective tax rate is primarily attributable to certain non-deductible expenses, the permanent differences associated with the tax treatment of capital gain transactions capital gain tax treatment, a reserve provided against the realization of current year’s non-capital loss carried forward and a revaluation of the realization of the future income tax benefits of prior years’ non-capital losses to reflect the uncertainty of the Company having sufficient future taxable income to realize the value of previous tax losses and tax allowances.

Discontinued Operations.   Effective December 28, 2007 the Company sold its shares and the debt owed by Distinctive to Distinctive’s other major shareholder.  Accordingly, the operating results of  Distinctive for the years ended December 31, 2006 and 2005, losses of $1,343,646 and $1,003,492 respectively , have been classified by the Company as discontinued operations.  Distinctive’s performance for the years ended December 31, 2006 and 2005 continued to be impacted by a difficult retail environment  and by competitive market conditions, primarily from offshore manufacturers.  In 2005 Polyair initiated a process to dispose of the assets and business of its Pool Products business segment.  The sale of this segment, consisting of three individual product units, was concluded during 2006.  Polyair’s management determined that its interest in cross-linked foam operated through its subsidiary PXL Cross Link Foam Corporation (“PXL”) and its interest in expanded polystyrene operated through its subsidiary PSC Moulding Corporation (“PSC”) were not core to its Packaging business.  In November 2006 Polyair concluded the sale of its interest in PXL.  The sale of PSC was completed in Polyair’s second quarter of 2007.  Polyair is operating with its packaging business as its principal business and accordingly, the operating results of its Pool Division, PXL and PSC have been classified by Polyair as discontinued operations.  These discontinued operations were impacted by costs associated with the sale and wind down of these businesses and provisions to recognize the impairment in value associated with the PSC business.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of liquidity are cash on hand, short-term investments and cash flow from operations.

The Company's working capital amounted to $15.8 million at December 31, 2007 compared to $12.3 million at December 31, 2006.  The ratio of current assets to current liabilities increased to 11.2:1 at December 31, 2007 from 2.21:1 at December 31, 2006.  The increase in working capital and the ratio of current assets to current liabilities resulted from the Company’s sale of its investment interests in Distinctive and Polyair and the proceeds received therefrom.

During the twelve months ended December 31, 2007 the Company’s cash position increased by approximately $7.4 million to $11.0 million from $3.6 million at December 31, 2006.  The net increase was due to the following:

-
Operating Activities decreased cash by $464,096.  This was a result of $1,051,146 in cash utilized in operations, including an unrealized loss of $356,272 on foreign exchange, offset by $579,038 of cash provided by changes in non-cash components of work capital and $8,012 of funds provided by discontinued operations.

-
Investing Activities increased cash by approximately $7.8 million due to proceeds of $420,954 received from the sale of Distinctive and $6,003,795 received from the sale of Polyair, as well as a decrease in short-term investment of approximately of $1.6 million.  These increases were offset by a net increase in notes receivable of approximately of $0.2 million.

The Company’s ongoing expected costs include administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees and public company shareholder costs.  The Company expects to generate the revenue required in order to service these expenditures from interest and investment income.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada.  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances.

The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources.  Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations:

Sales Returns and Allowances – Distinctive and Polyair record customer product returns as an adjustment to sales. Distinctive and Polyair estimate and accrue their customer returns based on historical trends and known returned goods authorizations.

Customer Rebates – Both Distinctive and Polyair pay rebates to certain of their customers based upon pre-defined targets.  Estimates of rebates accrued are continually revised to reflect actual rebates earned.

Allowance for Doubtful Accounts – Distinctive and Polyair maintain accounts receivable allowances for estimated losses resulting from the inability of their customers to make payments.

Valuation of Obsolete Inventory – In evaluating the adequacy of provision for inventory obsolescence, a number of factors are considered, including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. For both Distinctive and Polyair, provision for inventory obsolescence may require adjustment as the above mentioned factors change.

As a result of the sale of the Company’s investment interests in both Distinctive and Polyair, the aforementioned accounting policies will have no future impact on the Company’s business operations.

Future Income Taxes – The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities.  Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance.  Changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants (“CICA”) has amended Handbook Section 3855 “Recognition and Measurement of Financial Instruments” and subsequently issued Section 3861 “Financial Instruments – Disclosure and Presentation”.  Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. These Sections apply to financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company has adopted these recommendations commencing January 1, 2007.

The CICA has issued Handbook Section 1530 “Comprehensive Income” to introduce new standards for reporting and presenting comprehensive income. This Section applies to financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company has adopted these recommendations commencing January 1, 2007.

The CICA has introduced Handbook Section 3251 “Equity” which replaces Section 3250 “Surplus” which establishes the standards for the presentation of equity and changes in equity during the reporting period. This Section applies to financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has adopted these recommendations commencing January 1, 2007.

The CICA has issued Handbook Section 3865 “Hedges” to clarify requirements for determining hedging relationships and applying hedge accounting. The Company has adopted these recommendations commencing January 1, 2007.

The CICA has issued Handbook Section 1506 “Accounting Changes” which permits voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change.  Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. The Company has adopted these recommendations commencing January 1, 2007.

The CICA has issued Handbook Sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These new standards replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation” and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages these risks.  These new standards have been adopted by the Company effective January 1, 2008.

The CICA has issued Handbook Section 1535 “Capital Disclosures”.  This section establishes standards for disclosures of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.  These new standards have been adopted by the Company effective January 1, 2008.

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

(2)  Fred A.  Litwin, President and a Director of the Company, directly controls 92,414 Common shares,  indirectly controls 2,612,894 Common shares through Mar-Risa Holdings Inc. and its wholly owned subsidiary, DG Acquisition Corp. (“DG”), 49,119 Common shares through Forum Financial  Corporation (“Forum”) and 24,766 Common shares through First Corporate Equity Ltd. (“First Corporate”)

(3)  Member of Audit Committee.

(4)  Member of the Corporate Governance Committee.

(5)  During the ten-year period prior to the date hereof, Fred A. Litwin and Sol D. Nayman were directors of Ntex Incorporated,  which was subject to a cease trade order for failure to file financial statements.  The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

Fred Litwin - President and Director
Mr. Litwin has been a Director of the Company since 1968.  Mr. Litwin is the President and principal shareholder of Forum Financial Corporation  ("Forum"), a Toronto based private investment management organization with interests in companies engaged in the real estate, health care, and finance industries.  Mr. Litwin is also a director and officer of other corporations affiliated with Forum.

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

Sol Nayman - Director
Mr. Nayman is a member of the Board of Polyair and Genterra, and has previously served as a board member of other public companies.  Until 2000, Mr. Nayman was for many years Executive Vice President of Club Monaco Inc. Since then, Mr. Nayman has been a partner at Hill, Gertner, Mimran & Nayman, a merchant banking and consulting entity. Mr. Nayman is also President of S.D. Nayman Management Inc.

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

The Officers of the Company are as follows:

Name and Municipality of Residence	Position with the Company	Principal Occupation	Number of shares beneficially owned, directly or over which control or direction is exercised	Unexercised Options at Fiscal Year End Exercisable/ Unexercisable

Fred A. Litwin * Toronto, Ontario	President	Executive	2,779,193 (2)	Nil
Daniel S. Tamkin Long Island, New York	Vice President (resigned effective April 17, 2008)	President, The Cambridge Towel Corporation	10,125	Nil
Stan Abramowitz Toronto, Ontario	Secretary	Chief Financial Officer, Forum Financial Corporation	Nil	Nil

*   Refer to Notes (2) and (5) above.

B.      Compensation

The following table provides a summary of compensation earned during each of the Company's last three fiscal years by the Company's directors and members of its administrative, supervisory or management bodies and its former subsidiaries for services in all capacities to the company and its subsidiaries

		Annual Compensation				Long Term
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation		Compensation Number of Common Shares Under Options		All Other Compensation
Fred A. Litwin	2007	$ Nil	(2)	$266,000	(1)	-
President & Chief	2005	$ Nil	-	$312,000	(1)	-
Executive Officer	2004	$ Nil	-	$283,000	(1)	39,375	(3)

Daniel S. Tamkin	2007	$ Nil	(2)	-		-
Vice President	2006	$ Nil	-	-		-
	2005	$ Nil	-	-		70,000

Stan Abramowitz	2007	$ Nil	(2)	-		-
Secretary & Chief	2006	$ Nil	-	-		-
Financial Officer	2005	$ Nil	$75,000	-		28,125

Alan Kornblum	2007	$ 273,044	-	-		-
Distinctive Designs Furniture Inc.	2006	$271,548	-	-		-
Chief Executive Officer	2005	$200,162	-	-		-

Henry Schnurbach*	2006	$201,431	-	$58,798		-
Chief Executive Officer	2005	$340,000	-	$52,522		52,500
Polyair Inter Pack Inc. (Resigned effective April 2006)

Victor D’Souza*	2007	$384,193	$16,000	$10,977		-
Polyair Inter Pack Inc.	2006	$365,674	$132,031	$77,458		-
Chief Executive Office Interim Chief Executive Officer (post April 2006) Chief Financial Officer (June 2004-April 2006)	2005	$226,000	$33,000	$5,633		-

Alan Castle*	2007	$365,898	-	$14,052		-
Polyair Inter Pack Inc.	2006	$290,467	$44,010	$35,685		-
President, Packaging Division	2005	$261,000		$35,685		-

Gary Crandall*	2006	$169,231	$90,000	$6,092		-		$550,000 (4)
Polyair Inter Pack Inc.	2005	$285,000	-	$9,900		-
President, Pool Division - (Resigned effective June 2006)

Len Coffin*	2007	$204,750	-	$9,600		-
Polyair Inter Pack Inc.	2006	$195,000	$50,000	$9,600		-
Vice President of Operations	2005	$188,000	$65,000	-		-

* Dollar amounts are in US dollars

NOTES:

(1) The amounts in this column relate to management fees paid by the Company and Distinctive to Forum Financial Corporation (“Forum”) for management, administrative and financial consulting services provided during the fiscal period. Forum is controlled by Fred A. Litwin.

Effective December 28, 2007, the Company sold its investment interest in Distinctive.
(2)  On December 31, 2007, upon completion of the Company’s disposition of its investment interest in Polyair Inter Pack Inc., a bonus payment totaling $500,000 became payable to Forum and the above referenced officers. The Company has no pension, retirement or similar plans and none are proposed at the present time; accordingly, no amounts have been set aside or accrued by the Company for such plans.
(3)	During the year ended December 31, 2005, 87,500 stock options were exercised by Fred A. Litwin
(4)	Severance for Gary Crandall.

Compensation of Directors

The Company does not have a compensation committee of its board of directors.  All matters relating to executive compensation are dealt with by the full board of directors.  During the fiscal year of the Company ended December 31, 2007, the board of directors consisted of the following individuals: Fred A. Litwin, Stan Abramowitz, Sol D. Nayman, Ian Dalrymple and Mark E. Dawber.  Each director of the Company who is not a salaried officer or employee of the Company or its operating subsidiaries is entitled to an annual retainer fee of $5,000.  In addition, the Chairman of the Audit Committee receives an additional annual retainer fee of $5,000.

C.  Board Practices

Committees

The board and its committees (consisting of an Audit Committee, Disclosure Committee and Corporate Governance Committee) operate efficiently and are available to consider the views of management and investors concerning their needs and decisions affecting the Company.

Board Committees
Currently, each of the Audit Committee and the Corporate Governance Committee are composed of non-management directors all of whom are considered to be "independent" as determined under applicable securities laws and stock exchange regulations.

The Corporate Disclosure Committee, a committee comprised of management representatives, meets quarterly, and, as otherwise required, to discuss disclosure issues and associated processes and compliance.

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

D.  Employees

The Company has no employees of its own.

E.  Share Ownership

Options to Purchase Securities from Company or Subsidiaries:

Options Granted during the Fiscal Year Ended December 31, 2007 -
There were no options granted to Executive Officers of the Company during the fiscal year ended December 31, 2007.

Options Exercised during the Fiscal Year Ended December 31, 2007 -
There were no options outstanding during the fiscal year ended December 31, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information:

As of December 31, 2007, the Company's most recently completed financial year-end, the Company's Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Nil	Nil	357,500

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	Nil	Nil	357,500

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

ITEM 7.  MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

The following table lists all persons who own more than 5% of the Company's voting securities and the total amount of the Company's voting securities owned by the Officers and Directors as a group as of June 2, 2008:

Title of Class	Identity o f Person or Group	Number of Shares Owned	Percentage of Class
Common Shares	Fred A. Litwin	2,779,193(1)	54.7%
Common Shares	Mar-Risa Holdings Inc.	2,612,894(2)	51.5%
Common Shares	CEDE & Co. (3)	1,178,006	23.2%
Common Shares	CDS& Co. (3)	965,710	19.0%
Common Shares	All officers and directors as a group (six persons)	2,789,318	54.9%

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

The Company paid to Forum an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2007. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiaries’ various investment interests.  Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive paid to Forum an agreed upon fee of $26,000 for administrative, management and consulting services rendered.  Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum.  Stan Abramowitz is an officer and director of both the Company.

On December 31, 2007, upon the completion of the Company’s disposition of its investment interest in Polyair, a bonus payment of $500,000 became payable to Forum and officers of the Company.

During 2007, Distinctive paid rent of $211,598 to Genterra for warehouse space located at 140 Wendell Avenue, Toronto, Ontario.  Alan Kornblum is an officer and/or director of Distinctive and Genterra.  Stan Abramowitz is an officer and/or director of the Company and Genterra.  Effective December 28, 2007, the Company sold its investment interest in Distinctive.

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

B.       Significant Changes

None.

ITEM 9.  THE OFFER AND LISTING

The Company's Common Shares are traded on the Toronto Stock Exchange and until March 27, 2008 in the United States on the National Association of Securities Dealers, Inc. Automated Quotation System  ("NASDAQ").  The following details (i) for the five most recent full financial years:  the high and low market prices;  (ii) for the two most recent full financial years:  the high and low market prices for each full financial quarter; and (iii) for the most recent six months: the high and low market prices for each month.  The prices of the Common Shares have been adjusted to reflect the effect of a one for one and three quarter  (1:1.75) reverse split which became effective July 1, 2003.

On March 24, 2008, the Company announced that it has been advised by NASDAQ, pursuant to Marketplace Rule 4300 that, in view of the Company’s recent business dispositions, it no longer had an operating business and, consequently, NASDAQ suspended trading of the Company’s common stock at the opening of business on March 27, 2008. The Common Stock, beginning on March 27, 2008, is being quoted on pink sheets.

On April 8, 2008 the Common Shares were delisted from The Nasdaq Stock Market. The Company continues to maintain its listing on The Toronto Stock Exchange.

Common Shares - Toronto Stock Exchange

Toronto Stock Exchange
Annual Information (in Cdn$)

	High	Low
2003	15.23	5.80
2004	7.50	4.00
2005	5.73	2.45
2006	2.75	1.10
2007	1.52	1.06
Quarterly Information

	High	Low
March 31, 2006	2.75	1.80
June 30, 2006	1.91	1.40
September 30, 2006	1.73	1.05
December 31, 2006	1.48	1.10
March 31, 2007	1.52	1.06
June 30, 2007	1.38	1.11
September 30, 2007	1.50	1.18
December 31, 2007	1.50	1.08

Monthly Information

	High	Low
December 31, 2007	1.50	1.08
January 31, 2008	1.41	1.15
February 28, 2008	1.90	1.24
March 31, 2008	1.40	1.43
April 30, 2008	1.80	1.43
May 31, 2008	1.74	1.50

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

Preference Shares - Toronto Stock Exchange

 Annual Information  (in Cdn$)

	High	Low
2003	No quotes	No quotes
2004	No quotes	No quotes
2005	No quotes	No quotes
2006	No quotes	No quotes
2007	No quotes	No quotes

Quarterly Information

	High	Low
March 31, 2006	No quotes	No quotes
June 30, 2006	No quotes	No quotes
September 30, 2006	No quotes	No quotes
December 31, 2006	No quotes	No quotes
March 31, 2007	No quotes	No quotes
June 30, 2007	No quotes	No quotes
September 30, 2007	No quotes	No quotes
December 31, 2007	No quotes	No quotes

Monthly Information

	High	Low
December 31, 2007	No quotes	No quotes
January 31, 2008	No quotes	No quotes
February 28, 2008	No quotes	No quotes
March 31, 2008	No quotes	No quotes
April 30, 2008	No quotes	No quotes
May 31, 2008	No quotes	No quotes

Common Shares – NASDAQ

NASDAQ – through March 26, 2008*
Annual Information  (in US$)

	BID		ASK
	High	Low	High	Low
2003	10.463	4.000	10.800	4.200
2004	5.440	3.000	5.860	3.060
2005	4.490	1.690	5.000	2.170
2006	2.36	0.900	2.630	1.150
2007	1.500	0.900	2.000	1.130

Quarterly Information

Quarter ended	BID		ASK
	High	Low	High	Low
March 31, 2006	2.360	1.500	2.630	1.800
June 30, 2006	1.700	1.170	2.250	1.340
September 30, 2006	1.420	0.900	1.540	1.200
December 31, 2006	1.450	1.080	2.000	1.150
March 31, 2007	1.350	0.910	1.500	1.150
June 30, 2007	1.300	0.960	1.650	1.130
September 30, 2007	1.500	1.120	2.000	1.340
December 31, 2007	1.400	0.900	2.000	1.140

Monthly Information

	BID		ASK
	High	Low	High	Low
December 31, 2007	1.30	1.05	2.00	1.30
January 31, 2008	1.45	1.14	1.85	1.30
February 28, 2008	1.96	1.40	2.05	1.57
March 31, 2008	1.76	1.37	2.10	1.45

* As of the start of business on March 27, 2008, NASDAQ suspended trading in the Company’s Common Stock which was subsequently quoted on the Pink Sheets. NASDAQ subsequently delisted the Common Stock.

	High	Low	Close
April 30, 2008	1.750	1.420	1.750
May 31, 2008	1.710	1.470	1.710

As at June 2, 2008, the Company's shareholder register indicates that there were 446 holders of record of Common Shares and 34 holders of record of Class A Preference Shares.  Of these, 268 record holders of Common Shares holding an aggregate of 1,093,154 shares, representing approximately 21.53% of the Company's issued and outstanding Common Shares, 28 record holders of Class A Preference Shares holding an aggregate of 175,273 shares, representing 55.55% of Company's issued and outstanding Class A Preference Shares, were resident in the United States.

Except where noted, the above quotations represent prices between dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

ITEM 10.          ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

B. Memorandum and articles of association

Not applicable.

C. Material Contracts

In March 2004, the Company sold approximately 48% of its holdings in Polyair to Glencoe Capital LLC (“Glencoe”).  At the same time, the Company entered into a shareholder agreement with Glencoe.  Under the terms of this agreement, the Company continued to have the right to elect a majority of the Board of Directors of Polyair and Glencoe agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections.  The shareholder agreement also provided a joint approach to future purchases or dispositions of Polyair shares.  The terms of this transaction do not contemplate any material changes to the business or management of Polyair.  On December 31, 2007 the Company completed a private sale of its remaining shareholdings in Polyair to Glencoe.

Effective December 28, 2007, pursuant to a purchase and sale agreement, the Company sold all of its shares (50.33% equity interest) and all of the debt owed by Distinctive to Distinctive’s other major shareholder, 337572 Ontario Limited.

The Company paid to Forum an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2007. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiaries’ various investment interests.  Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive paid to Forum an agreed upon fee of $26,000 for administrative, management and consulting services rendered.  Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum.  Stan Abramowitz is an officer and director of both the Company.

During 2007, Distinctive paid rent of $211,598 to Genterra for warehouse space located at 140 Wendell Avenue, Toronto, Ontario.  Alan Kornblum is an officer and/or director of Distinctive and Genterra.  Stan Abramowitz is an officer and/or director of the Company and Genterra.  Effective December 28, 2007, the Company sold its investment interest in Distinctive.

D. Exchange Controls

The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without prior consent of the Investment Canada Agency (with ultimate appeal to the Federal Cabinet), unless such acquisition is exempt under the provisions of the ICA. Both acquisition of natural resource properties and acquisition of producing properties may be considered to be the acquisition of control of a Canadian business enterprise for ICA purposes.  The ICA also covers acquisition of control of Canadian corporate enterprises, whether by purchase of assets or shares.  As at June 2, 2008, all of the directors of the Company are, and 78.47% of its voting shares were owned by Canadians.  The Company is satisfied that it complies with ICA at present and accordingly is not a non-Canadian person as defined in ICA.

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

E.       Taxation

The following is a general discussion of the income tax aspects under Canadian law relating to ownership of the Company’s Common Shares and Class A Preference Shares.  These income tax aspects will vary according to the circumstances of each shareholder, including his place of residence and the place in which he carries on business or has a permanent establishment, as the case may be, so that a shareholder must investigate the tax consequences of his personal situation by obtaining advice from his own tax advisor.  This summary does not consider U.S.  federal or state income tax  provisions  or  Canadian Provincial  income tax provisions,  which may be at variance with the provisions contained  in the Income Tax Act  (Canada) and is not intended to be, nor should it be construed as, legal or tax advice.

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

INTEREST RATE RISK.

The Company had no debt obligations as at December 31, 2007.

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

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As previously reported, Distinctive did not have the necessary resources to document its internal control over financial reporting. The Company has completed the other elements of the documentation of the design of internal controls over financial reporting relating to both the Company and its other subsidiary. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2007 as required by Canadian and U.S. securities laws and have concluded that as of December 31, 2007 a weakness existed in the design of internal control over financial reporting caused by the absence of documentation of the performance of critical control procedures with respect to Distinctive. This weakness leads to uncertainty as to whether the control procedures at Distinctive were being carried out, such that material misstatements in the financial statements of Distinctive, and accordingly the Company, may have failed to have been prevented or detected and is accordingly also considered to have been a weakness in the Company’s disclosure controls and procedures.  As a result of this weakness, information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under securities laws of Canada and the United States may not have been recorded, processed, summarized and reported within the time periods specified by those laws and material information may not have been accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.  Effective December 28, 2007, the Company disposed of its investment interest in Distinctive and accordingly, the Company does not expect this weakness to exist in the future.  The Company will continue to monitor the system of disclosure controls and procedures and enhance them as necessary.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by Kraft, Berger LLP, the Company's independent auditors, in each of the last two fiscal periods in each of the following categories are:

                                            Year ended December 31,
                                                      2007               2006
Audit fees                               $61,710          $57,120
Tax fees                                             -               1,900
All other fees                                     -                      -
Total                                        $61,710          $59,020

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of S hares(or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares(or Units) That Could Be Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
			254,105 (Previous Issuer Bid expired 09/21/2007)	253,205 (Previous Issuer Bid expired 09/21/2007)
March 2008	4,000	$1.55	254,060*	250,060

Total	4,000

*The Issuer Bid described above commenced on September 24, 2007 and expires on September 23, 2008. The maximum number of shares authorized pursuant to the Issuer Bid was 254,060.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements included herein are the following:

      Audited Consolidated Financial Statements as at December 31, 2007.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Reference is made to the "Index to Financial  Statements  and  Supplemental Information" set forth below.

(b)  Exhibits:

4.1 Share Purchase Agreement by and between Glencoe Skydome Holdings, L.P., Consolidated Mercantile Inc., dated as of December 3, 2007

4.2 Securities Purchase Agreement by and among Consolidated Mercantile Inc., 337572 Ontario Limited, Alan Kornblum, and Distinctive Designs Furniture Inc. and dated as of November 29, 2007

4.3  Extension Agreement by and among Consolidated Mercantile Inc., 337572 Ontario Limited, Alan Kornblum, and Distinctive Designs Furniture Inc. and dated as of  December 26, 2007
12.1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)

12.2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)

13.1 Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18  of the United States Code (18 U.S.C. 1350).

13.2 Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.1 Consolidated Financial Statements of Distinctive Designs Furniture Inc. for the fiscal year ended December 31, 2007 (unaudited)

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of the Company

   Auditors' Report.........................................................

   Consolidated Balance Sheet as at December 31, 2007 and 2006..............

   Consolidated Statements of Retained Earnings for the Years ended
     December 31, 2007, 2006 and 2005.......................................

   Consolidated Statements of Operations for the Years ended
      December 31, 2007, 2006 and 2005......................................

   Schedule to Consolidated Financial Statements for
     The Years ended December 31, 2007, 2006 and 2005.......................

   Consolidated Statement of Cash Flows for the Years ended
     December 31, 2007, 2006 and 2005.......................................

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

                                     /S/STANLEY ABRAMOWITZ
                                    -----------------------
                                    STANLEY ABRAMOWITZ,
                                    Secretary

Dated: June 30, 2008

CONSOLIDATED MERCANTILE INCORPORATED

 CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

DECEMBER 31, 2007

Consolidated Mercantile Incorporated

DECEMBER 31, 2007

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED FINANCIAL STATEMENTS
Balance Sheets
Statements of Shareholders’ Equity
Statements of Operations and Other Comprehensive Income
Schedule to Consolidated Financial Statements
Statements of Cash Flows
Notes to Consolidated Financial Statements
SUPPLEMENTARY INFORMATION
Consolidated Valuation and Qualifying Accounts and Reserves

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
CONSOLIDATED MERCANTILE INCORPORATED

We have audited the consolidated balance sheets of CONSOLIDATED MERCANTILE INCORPORATED as at December 31, 2007 and 2006 and the consolidated statements of operations and other comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

The audit referred to in the above report also included the related financial statement schedule listed in response to Item 19(a) of the Company's annual report on Form 20-F for each of the years in the three-year period ended December 31, 2007.  In our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly the information set forth therein.

On February 29, 2008, we reported separately to the shareholders of Consolidated Mercantile Incorporated on the consolidated financial statements for the years ended December 31, 2007 and 2006 prepared in accordance with Canadian generally accepted accounting principles without a note disclosing the summary of differences between Canadian and United States of America generally accepted accounting principles.

KRAFT BERGER LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 29, 2008, except as to Note 15 which is as of June 9, 2008

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

(Expressed in Canadian Dollars)

ASSETS	2007	2006
		(Note 13)
Current
Cash and cash equivalents	$10,961,412	$3,573,402
Short-term investments	5,461,581	6,627,101
Accounts receivable	26,351	21,645
Prepaid expenses	23,446	23,841
Notes receivable (Note 3)	832,459	-
Future income taxes (Note 10)	-	18,000
Assets held for sale (Note 5)	-	12,140,648
	17,305,249	22,404,637

Investments (Note 4)	378,746	508,631
Notes receivable (Note 3)	457,513	-
Assets held for sale (Note 5)	-	1,193,449
Future income taxes (Note 10)	-	14,987
	$18,141,508	$24,121,704

LIABILITIES
Current
Accounts payable and accrued liabilities	$693,078	$105,493
Income taxes payable	849,469	853,707
Liabilities of business being sold (Note 5)	-	9,162,066
	1,542,547	10,121,266

Deferred gain (Note 6)	420,953	-
Liabilities of business being sold (Note 5)	-	671,689
Non-controlling interest of former consolidated subsidiary	-	1,353,719
	1,963,500	12,146,674

SHAREHOLDERS' EQUITY
Capital stock (Note 7)
Issued and outstanding
315,544 Class A Preference shares	141,826	141,826
5,081,207 Common shares	2,691,481	2,691,481
	2,833,307	2,833,307
Contributed surplus	59,411	59,411
Retained earnings	13,285,290	9,839,400
Accumulated other comprehensive loss	-	(757,088)
	16,178,008	11,975,030

	$18,141,508	$24,121,704

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

"Signed"	Director	"Signed"	Director
Fred A. Litwin	Stan Abramowitz

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

				Class A			Accumulated
	Total	Common Shares Preference Shares					Other
	Shareholders'	(Note 7)		(Note 7)		Contributed	Comprehensive	Retained
	Equity					Surplus	Loss	Earnings
		Number of	Value	Number of	Value
	$	Shares	$	Shares	$	$	$	$

December 31, 2004	27,047,237	5,011,307	2,621,151	315,544	141,826	59,411	(868,200)	25,093,049
Repurchase for cancellation	(12,681)	(4,300)	(2,249)					(10,432)
Exercise of stock options	79,625	87,500	79,625
Other comprehensive loss	(180,267)						(180,267)
Net loss	(6,103,453)							(6,103,453)

December 31, 2005	20,830,461	5,094,507	2,698,527	315,544	141,826	59,411	(1,048,467)	18,979,164
Repurchase for cancellation	(17,674)	(13,300)	(7,046)					(10,628)
Other comprehensive income	291,379						291,379
Net loss	(9,129,136)							(9,129,136)

December 31, 2006, as previously stated	11,975,030	5,081,207	2,691,481	315,544	141,826	59,411	(757,088)	9,839,400
Unrealized gain on short-term investments, net of taxes (Note 1)	237,135							237,135
December 31, 2006, as restated	12,212,165	5,081,207	2,691,481	315,544	141,826	59,411	(757,088)	10,076,535
Other comprehensive income	757,088						757,088
Net earnings	3,208,755							3,208,755

December 31, 2007	16,178,008	5,081,207	2,691,481	315,544	141,826	59,411	-	13,285,290

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	2007	2006	2005
		(Note 13)	(Note 13)
REVENUE
Interest income	$194,304	$225,617	$221,432
Investment income (loss)	359,629	(217,608)	394,862
	553,933	8,009	616,294
EXPENSES (Schedule)
	1,426,177	505,759	850,142

LOSS FROM OPERATIONS BEFORE THE FOLLOWING	(872,244)	(497,750)	(233,848)

Equity loss of significantly influenced companies	(723,175)	(783,926)	(847,323)
Gain on dilution of investment in former equity investee	67,881	-	-
Gain on sale of investment in former consolidated subsidiary	130,850	-	-
Gain on sale of investment in former equity investee	5,272,151	-	-
Write-down of investment in significantly influenced company	(140,000)	-	-
Write-down of investment in former equity investee	-	(991,732)	-
	4,607,707	(1,775,658)	(847,323)

EARNINGS (LOSS) BEFORE INCOME TAXES	3,735,463	(2,273,408)	(1,081,171)

Income taxes (recovery) (Note 10)	(20,325)	700,263	(9,876)

EARNINGS (LOSS) FROM CONTINUING OPERATIONS	3,755,788	(2,973,671)	(1,071,295)

Loss from discontinued operations, net of taxes (Note 12)	(1,186,997)	(1,343,646)	(1,003,492)
Share of earnings (loss) from discontinued operations
of significantly influenced company	639,964	(4,811,819)	(4,028,666)
	(547,033)	(6,155,465)	(5,032,158)

NET EARNINGS (LOSS) FOR THE YEAR	3,208,755	(9,129,136)	(6,103,453)

Other comprehensive income (loss), net of taxes
Share of unrealized exchange gain (loss) of significantly
influenced company	(321,100)	54,766	(180,267)
Reclassification of unrealized exchange gain of significantly
influenced company to earnings	1,078,188	236,613	-
Other comprehensive income (loss)	757,088	291,379	(180,267)

COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	$3,965,843	$(8,837,757)	$(6,283,720)

EARNINGS (LOSS) PER SHARE (Note 8)

Earnings (loss) per share from continuing operations
Basic and diluted	$0.74	$(0.59)	$(0.21)

Loss per share from discontinued operations
Basic and diluted	$(0.11)	$(1.21)	$(0.99)

Earnings (loss) per share
Basic and diluted	$0.63	$(1.80)	$(1.20)

See accompanying notes to consolidated financial statements.

SCHEDULE TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	2007	2006	2005
		(Note 13)	(Note 13)
EXPENSES

Administrative and general	$1,083,445	$540,036	$539,540
Impairment of goodwill	-	-	118,720
Interest on long-term debt	-	-	26,359
Loss (gain) on foreign exchange	342,732	(34,277)	(154,477)
Loss on extinguishment of debt	-	-	320,000

	$1,426,177	$505,759	$850,142

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	2007	2006	2005
		(Note 13)	(Note 13)

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Earnings (loss) from continuing operations	$3,755,788	$(2,973,671)	$(1,071,295)
Items not affecting cash (Note 9(a))	(4,450,662)	2,551,569	1,109,100
Change in non-cash components of working capital
(Note 9(b))	579,038	19,722	(1,457,724)
	(115,836)	(402,380)	(1,419,919)
Funds provided by discontinued operations	8,012	-	78,164
	(107,824)	(402,380)	(1,341,755)

FINANCING ACTIVITIES
Issuance of common shares	-	-	79,625
Purchase of common shares for cancellation	-	(17,674)	(12,681)
Repayment of long-term debt	-	-	(550,000)
	-	(17,674)	(483,056)

INVESTING ACTIVITIES
Decrease (increase) in note receivable to former
consolidated subsidiary	1,082,459	(250,000)	-
Increase in notes receivable	(1,289,972)	-	-
Decrease (increase) in short-term investments	1,634,870	(2,802,839)	(3,377,060)
Proceeds from disposal of investment in
former consolidated subsidiary, net	420,954	-	-
Proceeds from disposal of investment in
former equity investee, net	6,003,795	-	-
	7,852,106	(3,052,839)	(3,377,060)

UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	(356,272)	11,306	(83,386)

CHANGE IN CASH AND CASH EQUIVALENTS	7,388,010	(3,461,587)	(5,285,257)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,573,402	7,034,989	12,320,246

CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 9(c))	$10,961,412	$3,573,402	$7,034,989

SUPPLEMENTARY CASH FLOW INFORMATION
FROM CONTINUING OPERATIONS:

Interest paid	$-	$-	$14,345
Income taxes paid	24,241	41,516	1,451,621

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

Consolidated Mercantile Incorporated (“the Company”) is a public company whose shares are traded on the Toronto Stock Exchange and The Nasdaq Stock Market (Note 15).

These consolidated financial statements include the accounts of the Company and 2041804 Ontario Inc., a wholly- owned subsidiary.

In August 2007 the Company announced its intention to initiate a process to sell its 50.33% investment interest in Distinctive Designs Furniture Inc. (“Distinctive”), a consolidated subsidiary which manufactures leather and fabric upholstered furniture.  Effective December 28, 2007, pursuant to a purchase and sale agreement, the Company sold all of its shares and all of the debt owed by Distinctive to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive have been classified by the Company as discontinued operations and comparative figures have been restated (Notes 12 and 13).  Assets and liabilities held by Distinctive as at December 31, 2006 have been reclassified as Assets and Liabilities Held for Sale (Note 5).

1.           CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (“CICA”) issued the following new accounting standards:  Handbook Section 1530: Comprehensive Income, Handbook Section 3251: Equity, Handbook Section 3855: Financial Instruments – Recognition and Measurement, Handbook Section 3861: Financial Instruments – Disclosure and Presentation, Handbook Section 3865: Hedges, and Handbook Section 1506: Accounting Changes.  These new standards became effective for the Company on January 1, 2007.

(i) Comprehensive Income.  CICA Handbook Section 1530, “Comprehensive Income”, was issued to introduce new standards for reporting and presenting comprehensive income.  Comprehensive income is the change in equity (net assets) of a company during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except for changes resulting from investments by owners and distributions to owners. Financial statements for prior periods are required to be restated for certain comprehensive income items.

(ii) Equity. The CICA issued Handbook Section 3251, “Equity”, which replaces Section 3250, “Surplus”.  It establishes standards for the presentation of equity and changes in equity.  Financial statements of prior periods are required to be restated for certain specified adjustments.  For other adjustments, the adjusted amount must be presented in the opening balance of accumulated other comprehensive income.

(iii) Financial Instruments.  The CICA issued Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and subsequently issued Section 3861, “Financial Instruments – Disclosure and Presentation”.  Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.

(iv) Hedges.  CICA Handbook Section 3865, “Hedges”, was issued to clarify requirements for determining hedging relationships and applying hedge accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

1.	CHANGES IN ACCOUNTING POLICIES (continued)

(v) Accounting Changes.  The CICA issued Handbook Section 1506, “Accounting Changes” which permits voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information.  Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change.  Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings.

The impact of adoption of CICA Handbook Sections 1530, 3251, 3855, and 3861 is as follows:

The Company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of $237,135, net of taxes, to the opening balance of Retained Earnings for financial instruments classified as held-for-trading that were not previously recorded at fair value; and (ii) the recognition of $757,088 (2006 - $1,048,467; 2005 -$868,200) to the opening balance of Accumulated Other Comprehensive Loss related to the Company’s share of unrealized exchange loss of significantly influenced company.

The adoption of Sections 1506 and 3865 have no impact on the Company’s consolidated financial statements.

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

Short-term investments: The Company's short-term investments are classified as trading securities.  Effective January 1, 2007, short-term investments are recorded at fair value with both realized and unrealized gains and losses recognized during the year. Prior to January 1, 2007, short-term investments were recorded at the lower of cost and fair value with realized gains and losses recognized during the year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

Financial Instruments (continued)

Notes receivable:  The fair value of a note with non-market rate of interest is estimated at the present value of all future cash flows and any difference between the fair value of a note and the cash consideration is recognized immediately in net earnings.

Other financial assets and liabilities: The carrying amounts of these assets and liabilities approximate their fair value based principally on short-term maturities and interest rates offered to the Company for debt with similar terms and conditions.

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments.

Cash and cash equivalents are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Short-term investments invested with professional hedge fund managers represent 77.6% of the portfolio and can be withdrawn in any given month and therefore credit risk is considered minimal.

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  A portion of the Company’s transactions is denominated in U.S. dollars.  Significant foreign exchange gains (losses) are reflected as a separate component of expenses.  The Company, in the normal course of business, enters into forward exchange contracts, swaps and options to manage foreign currency exposures.  Gains and losses on these financial instruments are recognized in the same period when incurred.  At December 31, 2007, the Company had no outstanding commitments.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.  The Company has not used derivative financial instruments to reduce its exposure to interest risk.

Revenue Recognition

Interest income is recognized on an accrual basis.  Investment transactions are recorded on the transaction date and any realized gains and losses are recognized using the average cost of the investment. Net realized gains (losses) on the sale of investments include net realized gains or losses from foreign currency changes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

Short-term Investments

Effective January 1, 2007, the Company adopted the CICA Handbook Sections 3855 and 3861, and, accordingly, short-term investments are carried at fair value with both realized and unrealized gains and losses recognized during the year.  At December 31, 2007, the Company had marketable securities of $5,461,581 with a cost of $5,339,540.  Prior to January 1, 2007, short-term investments were stated at the lower of cost or market.  At December 31, 2006, the Company had marketable securities of $6,627,101 with a market value of $6,916,467.

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

ii) The Company’s investment in its foreign operations (former equity investee) is of a self-sustaining nature.  Accordingly, assets and liabilities of foreign operations are translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at average rates for the year.  Related foreign currency translation adjustments are recorded as a separate component of shareholders’ equity in accumulated other comprehensive loss.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 7 (c).  The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  The Company accounts for stock-based compensation and other stock-based payments using the fair value-based method.  Under the fair value-based method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to contributed surplus.  Consideration paid by employees on exercise of stock options is recorded as share capital. The Company has not granted any new options since the adoption of these recommendations.  As at December 31, 2007, the Company has no outstanding stock options.

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

Recent Accounting Pronouncements – Canadian GAAP

Recent accounting pronouncements affecting the Company’s financial reporting under Canadian GAAP are summarized below:

(i)	Financial Instruments - Disclosures and Presentation

Effective January 1, 2008, the Company will adopt two new accounting standards, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.  These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(ii)	Capital Disclosures

Effective January 1, 2008, The Company will adopt a new accounting standard, Handbook Section 1535, Capital Disclosures.  This section establishes standards for disclosures of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

3.           NOTES RECEIVABLE

	2007	2006
Note receivable, bearing interest at prime plus 2% per annum, due on demand, secured by a general security agreement. The note and all accrued interest have been repaid in full subsequent to the year-end.	$216,409	$-
Note receivable, bearing interest at 10% per annum, due on demand, secured by a general security agreement. The note and all accrued interest have been repaid in full subsequent to the year-end.	616,050	-
Note receivable, non-interest bearing, discounted at 17.5%, repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009 and each anniversary thereafter. The note is secured by the shares of a former consolidated subsidiary and is guaranteed by its major shareholder.	457,513	-
	1,289,972	-
Less: Current portion	832,459	-
	$457,513	$-

4.           INVESTMENTS
	2007	2006
Investment in significantly influenced company Common shares – at equity (1.4%) The market value does not reflect the underlying value of this investment (market value – 2007- $135,917; 2006 - $160,709)	$378,746	$508,630

Investment in significantly influenced company
Common shares – at equity (22.15%) (market value – 2006 - $3,332,167)	-	1
	$378,746	$508,631

On December 31, 2007 the Company completed the sale of its 22.15% shareholding in Polyair Inter Pack Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

5.           ASSETS AND LIABILITIES HELD FOR SALE

Pursuant to a purchase and sale agreement, the sale of Distinctive, a consolidated subsidiary, became effective on December 28, 2007.  The operating results of Distinctive have been classified by the Company as discontinued operations and comparative figures have been restated.  Accordingly, the Assets and liabilities held by Distinctive as at December 31, 2006 have been reclassified as Assets and Liabilities Held for Sale.

The assets held for sale and related liabilities as at December 31, 2006 are as follows:

2006
Current assets
Accounts receivable	$6,642,549
Inventories	5,162,875
Prepaid expenses	335,224
12,140 648
Property and equipment	1,193 449

Current liabilities Bank overdraft	435,146
Commercial credit facility payable	3,965,584
Accounts payable and accrued liabilities	4,501,340
Current portion of long-term debt	259,996
9,162,066
Long-term debt	552,689
Future income taxes	119,000
$671,689

6.	DEFERRED GAIN

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distnctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009.  The note is secured by shares of Distinctive and is guaranteed by the purchaser.  Under Emerging Issues Committee Abstract 79, the gain on sale is only recognized in the statement of operations to the extent it is realized.   Accordingly, $420,953 of the gain on the sale has been deferred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

7.           CAPITAL STOCK

(a)           Authorized

                           Unlimited$0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable,
                      Class A Preference shares

                           UnlimitedPreference shares, issuable in series

                           UnlimitedCommon shares

(b)           Issued

	Common Shares		Class A Preference Shares
	# of Shares	$ Value	# of Shares	$ Value
Balance at December 31, 2004	5,011,307	2,621,151	315,544	141,826
Repurchase for cancellation	(4,300)	(2,249)	-	-
Exercise of stock options (Note 7(c))	87,500	79,625	-	-
Balance at December 31, 2005	5,094,507	2,698,527	315,544	141,826
Repurchase for cancellation	(13,300)	(7,046)	-	-
Balance at December 31, 2006 and 2007	5,081,207	2,691,481	315,544	141,826

During the year, the Company repurchased Nil (2006 - 13,300; 2005 – 4,300) Common shares for cancellation pursuant to a Normal Course Issuer Bid for a total consideration of $Nil (2006 - $17,674; 2005 - $12,681).  The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

7.           CAPITAL STOCK (continued)

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

As at December 31, 2007, the Company has no outstanding stock options.

	Number of Options			Average Exercise Price
	2007	2006	2005	2007	2006	2005
Beginning of year	-	190,000	277,500	$-	$2.29	$1.85
Exercised	-	-	(87,500)	$-	$-	$0.91
Expired	-	(190,000)	-	$-	$2.29	$-
End of year	-	--	190,000	$-	$-	$2.29

(d)           Share Purchase Warrants

Pursuant to long-term debt repayment options, the Company issued share purchase warrants entitling the holders to purchase Common shares at an exercise price of $3.00 per Common share.   These share purchase warrants expired on September 7, 2006.

	Number of Warrants
	2007	2006	2005
Beginning of year	-	226,665	226,665
Exercised	-	-	-
Expired	-	(226,665)	-
End of year	-	-	226,665

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

8.           EARNINGS (LOSS) PER SHARE

The following table sets forth the calculation of basic and diluted earnings per share:

	2007	2006	2005
		(Note 13)	(Note 13)
Numerator:
Earnings (loss) from continuing operations	$3,755,788	$(2,973,671)	$(1,071,295)
Loss from discontinued operations, net of taxes	(1,186,997)	(1,343,646)	(1,003,492)
Share of earnings (loss) from discontinued operations of significantly influenced company	639,964	(4,811,819)	(4,028,666)
Loss from discontinued operations	(547,033)	(6,155,465)	(5,032,158)
Numerator for basic and diluted earnings per share available to Common shareholders	$3,208,755	$(9,129,136)	$(6,103,453)
Denominator:
Weighted average number of participating shares outstanding and denominator for basic and diluted earnings (loss) per share	5,081,207	5,089,964	5,065,172
Earnings (loss) per share

Earnings (loss) per share from continuing operations
Basic and diluted	$0.74	$(0.59)	$(0.21)

Loss per share from discontinued operations
Basic and diluted	$(0.11)	$(1.21)	$(0.99)

Earnings (loss) per share
Basic and diluted	$0.63	$(1.80)	$(1.20)

Basic and diluted loss per share is the same for 2005 as the effect of assumed exercise of stock options and share purchase warrants is anti-dilutive.

All stock options and share purchase warrants expired in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

9.           CONSOLIDATED STATEMENTS OF CASH FLOWS
	2007	2006	2005
		(Note 13)	(Note 13)
(a)Items not affecting cash:

Unrealized gain on short-term investments	$(179,984)	$-	$-
Unrealized (gain) loss on foreign exchange	356,272	(11,306)	83,386
Write-down of short-term investments	-	91,799	48,744
Impairment of goodwill	-	-	118,720
Equity loss of significantly influenced companies	723,175	783,926	847,323
Gain on dilution of investment in former equity investee	(67,881)	-	-
Gain on sale of investment in former consolidated subsidiary	(130,850)
Gain on sale of investment in former equity investee	(5,272,151)	-	-
Write-down of investment in significantly influenced company	140,000	-	-
Write-down of investment in former equity investee	-	991,732	-
Future income taxes (recovery)	(19,243)	695,418	10,927
	$(4,450,662)	$2,551,569	$1,109,100
(b)Change in non-cash components of working capital:

(Increase) decrease in accounts receivable	$(4,706)	$26,526	$4,420
Decrease (increase) in prepaid expenses	395	46,789	(67,420)
Increase (decrease) in accounts payable and accrued liabilities	587,587	(39,297)	3,566
Decrease in income taxes payable	(4,238)	(14,296)	(1,398,290)
	$579,038	$19,722	$(1,457,724)

(c) Cash and cash equivalents:
Cash and cash equivalents consist of cash balances with banks and investments in money market instruments. Cash and cash equivalents included in the statement of cash flows are comprised of the following balance sheet amounts:

Cash balances with banks	$38,209	$63,807	$112,5531
Money market instruments	10,923,203	3,509,595	6,922,436
Total cash and cash equivalents	$10,961,412	$3,573,402	$7,034,989

Money market instruments consist primarily of investments in short term deposits with maturities of three months or less.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

10.           INCOME TAXES

The Company’s income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 36.1% (2006 – 36.1%; 2005 – 36.1%) to income as described below:

	2007	2006	2005
		(Note 13)	(Note 13)
Income tax computed at statutory combined basic income tax rates	$1,348,503	$(820,700)	$(390,303)
Increase (decrease) in income tax resulting from:
Large corporations and minimum taxes	-	-	10,410
Non-deductible items	(1,708)	78	-
Non-taxable equity items	287,101	641,012	305,884
Non-taxable portion of capital (gain) loss	(1,347,181)	67,209	96,452
Re-valuation of future tax benefits previously recognized (not recognized)	(289,000)	602,000	-
Future tax benefits not recognized	-	220,000	-
Other	(18,040)	(9,336)	(32,319)
Effective income tax provision (recovery)	$(20,325)	$700,263	$(9,876)

The components of income taxes are as follows:

	2007	2006	2005
		(Note 13)	(Note 13)

Current (recovery)	$(1,082)	$4,845	$(20,803)
Future (recovery)	(19,243)	695,418	10,927
	$(20,325)	$700,263	$(9,876)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

10.           INCOME TAXES  (continued)

A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:

	2007	2006
		(Note 13)
Current future income tax assets
Unrealized foreign exchange loss	$-	$18,000

Non-current future income tax assets
Non-capital loss carry-forwards	526,500	810,000
Capital loss carry-forwards	-	19,600
Other	-	7,387
Valuation allowance	(526,500)	(822,000)
	-	14,987

Total future income tax assets	$-	$32,987

The Company has non-capital loss carry-forwards of approximately $1,573,000 of which $496,000 expires in 2014,  $493,000 expires in 2015, and $584,000 expires in 2026.  No future income tax assets have been recognized in respect of these non-capital losses carry-forward.

11.           RELATED PARTY TRANSACTIONS

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

Significant related party transactions and outstanding balances not disclosed elsewhere in these consolidated financial statements are summarized as follows:

Administration and management fees of $240,000 (2006 - $240,000; 2005 - $189,000) were paid to a company directors and officers of which are also directors and/or officers of the Company.

On December 31, 2007, upon the completion of the Company’s disposition of its investment interest in Polyair, a bonus payment of $500,000 (2006 - $Nil; 2005 - $Nil) became payable to officers of the Company.  The amount is included in accounts payable and accrued liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

11.           RELATED PARTY TRANSACTIONS  (continued)

Interest of  $Nil (2006 - $Nil; 2005 - $26,359) was paid to a company directors and officers of which  are also directors and/or officers of the Company.

In 2005, a $320,000 debenture redemption premium was paid to a company directors and officers of which are also directors and/or officers of the Company.

The Company’s former consolidated subsidiary (Note 12) made furniture sales of $Nil (2006 - $131,903; 2005 - $187,990) to its fifty percent owned equity investee company.

The Company’s former consolidated subsidiary (Note 12) paid rent of $211,598 (2006 - $355,206; 2005 - $321,128) to a company directors and officers of which are also directors and/or officers of the Company

The Company’s former consolidated subsidiary (Note 12) paid management fees of $26,000 (2006 - $72,000; 2005 - $72,000) to a company directors and officers of which are also directors and/or officers of the Company.

12.           DISCONTINUED OPERATIONS

Effective December 28, 2007, the Company sold all of its shares and all of the debt owed by Distinctive, a consolidated subsidiary, to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive have been classified by the Company as discontinued operations and comparative figures have been restated.

The following table provides information with respect to the amounts included in the results of discontinued operations for Distinctive:

	2007	2006	2005

Sales	$18,990,737	$30,262,368	$37,000,566

Loss before income taxes	$(2,473,725)	$(2,431,725)	$(2,741,315)
Income tax (recovery)	(55,000)	267,218	(737,748)
Loss before non-controlling interest	(2,418,725)	(2,698,943)	(2,003,567)
Non-controlling interest	1,231,728	1,355,297	1,000,075
Loss from discontinued operations	$(1,186,997)	$(1,343,646)	$(1,003,492)

Supplementary cash flow information
   from discontinued operations:
Interest paid	$674,673	$406,030	$215,344
Income taxes paid	-	-	204,909

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

13.           RESTATEMENT OF COMPARATIVE FIGURES

The 2005 and 2006 Consolidated Financial Statements have been restated (see Note 12) from statements previously presented to conform to the presentation adopted in the 2007 Consolidated Financial Statements.

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

The Company follows accounting principles generally accepted in Canada.  Differences between generally accepted accounting principles in Canada and those generally accepted in the United States of America (United States) are summarized below:

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

(b)
Under Canadian generally accepted accounting principles, short-term investments were accounted for using the cost method until December 31, 2006 (Notes 1 and 2).  Under the United States generally accepted accounting principles, until December 31, 2006, investments were classified as available for sale securities and were carried at market values with unrealized gains or losses reflected as a component of the accumulated other comprehensive income.  For fiscal year ended December 31, 2007, short-term investments are classified as held for trading securities for both Canadian and U.S. purposes.

(c)	Comprehensive income:

In applying FASB No. 130, “Reporting Comprehensive Income”, comprehensive income would have been arrived by adjusting net income for the change in the foreign currency translation amount and the unrealized gain/loss on available for sale securities during the year.

(d)	Stock-based compensation plans:

Commencing in 2002, the Company’s accounting policy to record compensation costs for stock options at fair value is comparable to the U.S. pronouncement under FASB No. 123.  No stock options were granted in 2007, 2006 and 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

The effect on the consolidated balance sheet of the difference between accounting principles generally accepted in Canada and those generally accepted in the United States is summarized as follows:

	Canadian Accounting Principles $	Increase (Decrease) $	U.S. Accounting Principles $

December 31, 2007

Total assets	18,141,508	-	18,141,508

Accounts payable and accrued liabilities	693,078	(11,404)	681,674
Trade accounts payable	-	11,404	11,404
Current liabilities	1,542,547	-	1,542,547

Total liabilities	1,963,500	-	1,963,500

Common stock	2,691,481	(226,420)	2,465,061
Retained earnings	13,285,290	226,420	13,511,710
Total shareholders’ equity	16,178,008	-	16,178,008
Total liabilities and shareholders’ equity	18,141,508	-	18,141,508

December 31, 2006 (Note 13)

Short-term investments	6,627,101	289,366	6,916,467
Current assets	22,404,637	289,366	22,694,003

Investments	508,631	346,281	854,912
Future income taxes	14,987	350,172	365,159
Total assets	24,121,704	985,819	25,107,523

Accounts payable and accrued liabilities	105,493	(1,826)	103,667
Trade accounts payable	-	1,826	1,826
Future income taxes	-	52,231	52,231
Current liabilities	10,121,266	52,231	10,173,497

Total liabilities	12,146,674	52,231	12,198,905

Common stock	2,691,481	(226,420)	2,465,061
Cumulative translation account	(757,088)	757,088	-
Cumulative comprehensive income (loss)	-	(382,563)	(382,563)
Retained earnings	9,839,400	785,483	10,624,883
Total shareholders’ equity	11,975,030	933,588	12,908,618
Total liabilities and shareholders’ equity	24,121,704	985,819	25,107,523

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

The effect on earnings for the above differences between accounting principles generally accepted in Canada and those generally accepted in the United States are summarized as follows:

	2007	2006	2005
	$	$	$
		(Note 13)	(Note 13)
Net earnings (loss) for the year
- Canadian accounting principles	3,208,755	(9,129,136)	(6,103,453)
Gain (loss) on equity investment transactions	2,686	(190)	-
Equity in earnings (loss) of significantly influenced company	25,236	224,726	(7,065)
Write-down of investment in significantly influenced company	(349,556)	223,909	-
Impairment of goodwill	-	-	118,720
Loss on sale of investment in former equity investee	(294)	-	-
Net earnings (loss) for the year
- United States accounting principles	2,886,827	(8,680,691)	(5,991,798)
Equity in comprehensive income (loss) of significantly influenced company	(135)	(11,445)	11,580
Translation adjustment gain (loss)	970,005	54,840	(179,587)
Unrealized gain (loss) on available for sale securities	(289,366)	275,876	5,867
Related tax impact	(297,941)	(69,594)	59,565
Comprehensive income (loss)	3,269,390	(8,431,014)	(6,094,373)

Earnings (loss) from continuing operations - U.S. GAAP	3,433,860	(2,525,226)	(959,640)
Earnings (loss) per share from continuing operations - U.S. GAAP
Basic	0.68	(0.50)	(0.19)
Diluted	0.68	(0.50)	(0.19)

Loss from discontinued operations - U.S. GAAP	(547,033)	(6,155,465)	(5,032,158)
Loss per share from discontinued operations - U.S. GAAP
Basic	(0.11)	(1.21)	(0.99)
Diluted	(0.11)	(1.21)	(0.99)

Net earnings (loss) - U.S. GAAP	2,886,827	(8,680,691)	(5,991,798)
Earnings (loss) per share - U.S. GAAP
Basic	0.57	(1.71)	(1.18)
Diluted	0.57	(1.71)	(1.18)

Basic and diluted loss per share is the same for the 2005 year as the effect of assumed exercise of stock options and share purchase warrants is anti-dilutive.

All stock options and share purchase warrants expired in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Reconciliation of U.S. GAAP Effective Income Tax Provision (Recovery):
	2007	2006	2005
	$	$	$
		(Note 13)	(Note 13)
Income tax computed at statutory combined income tax rates	1,232,287	(658,812)	(349,995)
Increase (decrease) in tax resulting from
Large corporations and minimum taxes	-	-	10,410
Non-deductible expenses	(1,708)	78	(42,858)
Non-taxable equity items	403,317	479,124	308,434
Non-taxable portion of capital (gain) loss	(1,347,181)	67,209	96,452
Re-valuation of future tax benefits previously recognized (not recognized)	(289,000)	602,000	-
Future tax benefits not recognized	-	220,000	-
Other	(18,040)	(9,336)	(32,319)

Effective income tax provision (recovery)	(20,325)	700,263	(9,876)

Reconciliation of Shareholders’ Equity:
	2007	2006	2005
	$	$	$
Shareholders’ equity based on Canadian GAAP	16,178,008	11,975,030	20,830,461
Purchase of non-arm’s length companies (Note 14(a))	-	(226,420)	(226,420)
Effect of GAAP differences in former subsidiary on accounting gain on sale of shares	-	221,580	221,580
Effect of GAAP difference on impairment of goodwill	-	118,720	118,720
Effect of GAAP differences in subsidiaries and effectively controlled companies on equity investment transactions	-	468,879	20,361
Comprehensive income adjustments: Effect of GAAP difference in accounting for accumulated translation loss	-	(236,613)	-
Future tax effect on accumulated translation loss	-	350,172	369,969
Unrealized gain on available for sale securities, net of income taxes	-	237,135	11,055
Equity in comprehensive income of significantly influenced company	-	135	11,580
Shareholders’ equity based on U.S. GAAP	16,178,008	12,908,618	21,357,306

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

The effect on the statement of cash flows for the above differences between accounting principles generally accepted in Canada and those generally accepted in the United States is summarized as follows:

	Canadian Accounting Principles $	Increase (Decrease) $	U.S. Accounting Principles $
December 31, 2007

Operating activities
Net earnings for the year	3,208,755	(321,928)	2,886,827
Loss from discontinued operations	547,033	-	547,033
Equity loss in significantly influenced companies	723,175	(27,922)	695,253
Write-down of investment in significantly influenced company	140,000	349,556	489,556
Gain on sale on investment in former equity investee	(5,272,151)	294	(5,271,857)
Total cash and cash equivalents used for operating activities	(107,824)	-	(107,824)

December 31, 2006 (Note 13)

Operating activities
Net (loss) for the year	(9,129,136)	448,445	(8,680,691)
Loss from discontinued operations	6,155,465	-	6,155,465
Equity loss in significantly influenced companies	783,926	(224,535)	559,391
Write-down of investment in significantly influenced company	991,732	(223,909)	767,823
Total cash and cash equivalents used for operating activities	(402,380)	-	(402,380)

December 31, 2005 (Note 13)

Operating activities
Net (loss) for the year	(6,103,453)	111,655	(5,991,798)
Loss from discontinued operations	5,032,158	-	5,032,158
Equity loss in significantly influenced companies	847,323	7,065	854,388
Impairment of goodwill	118,720	(118,720)	-
Total cash and cash equivalents used for operating activities	(1,341,755)	-	(1,341,755)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Related Party Transactions

The Company has outstanding balances and transactions with its consolidated subsidiary and former subsidiary, which have been eliminated on consolidation.

	2007	2006	2005
	$	$	$
2041804 Ontario Inc. (consolidated subsidiary)

Non-interest bearing loan payable denominated in U.S. Dollars	13,542,681	15,920,703	15,842,553
Foreign exchange gains (losses)	2,377,648	(60,485)	523,948

Distinctive Designs Furniture Inc. (former consolidated subsidiary) (Notes 5 and 12)

Loans receivable	-	998,068	723,065
Interest receivable	-	15,855	11,985
Interest revenue	76,473	29,557	11,985

Income Taxes

In accordance with FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), the Company classified interest and penalties associated with income tax positions in income tax expenses.  The Company did not incur any interest and penalties with income tax positions for the years 2007, 2006 and 2005.

In accordance with FIN 48, the Company has unrecognized tax benefits of approximately $850,000 that, if recognized, would affect the effective tax rate.  Tax position for fiscal years 2004 and on still remain opened for examination by major tax authorities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Recent United States Accounting Pronouncements:

In September 2006, the FASB issued FASB No 157, “Fair Value Measurements”.  This statement defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States (“GAAP”), and expands disclosures about fair value measurements.  FASB 157 does not require any new fair value measurements.  However, for some entities, the application of FASB 157 will change current practice.  FASB 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application permitted.  The Company does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position or results of operations.

In February 2007, the FASB issued FASB No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". FASB No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. FASB No. 159 is effective for the company beginning in the first quarter of year 2008, although earlier adoption is permitted. The Company does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS NO. 141(R), “Business Combination”.  This statement provides revised guidance for recognizing and measuring assets acquired and liabilities assumed in a business combination.  Under Statement 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions.   It also requires transaction costs for a business combination to be expensed as incurred.  Statement 141R includes a substantial number of new disclosure requirements.  Statement 141 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  Earlier adoption is prohibited.  Accordingly, a calendar year-end company is required to record and disclose business combinations following the existing GAAP until January 1, 2009.  Statement 141R will impact the Company for any business acquisitions it completes after 2008.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”, which establishes accounting and reporting standards for non-controlling or minority interests in a subsidiary, including changes in a parent’s ownership interest in a subsidiary.  Under the new standard, non-controlling interests in subsidiaries must be classified as a separate component of equity, and net income for both the parent and the non-controlling interest must be disclosed on the consolidated statement of operations.   Statement 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest.  In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated.  Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date.  Statement 160 also includes expanded disclosure requirements regarding the interest of the parent and its non-controlling interest.  Statement 160 is effective for fiscal years, interim periods with those financial years, beginning on or after December 15, 2008.  Earlier adoption is prohibited.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)
14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Recent United States Accounting Pronouncements (continued):

In December 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) in EITF Issue No. 07-1, “Accounting for Collaborative Arrangements”.  The consensus requires costs incurred and revenues generated from transactions with third parties in collaborative arrangements to be reported on separate line items in the income statements pursuant to EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent”.  The consensus also provides that income statement characterization of payments between the participants in a collaborative arrangement should be based on existing authoritative pronouncements or a reasonable, rational and consistently applied accounting policy election.  EITF Issue No. 07-1 is effective for fiscal years beginning after December 5, 2008 and must be applied retrospectively for collaborative arrangements existing on the date of adoption.  The Company is currently evaluating the effect of this consensus but does not believe it will have any impact on the Company’s consolidated financial position or results of operations.

In June 2007, the FASB ratified the consensus reached in EITF Issue No. 6-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Award”.  Under this consensus, a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees under certain equity-based benefit plans should be recognized as an increase in additional paid-in capital.  The consensus is effective form fiscal years beginning after December 15, 2007.  The adoption of EITF 6-11 is not expected to have any impact on the Company’s consolidated financial position.

In May 2007, the FASB issued FSP No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, which amends FIN 48 and provides guidance on determining whether a tax position is “effectively” settled, rather than the previously required “ultimately” settled, for the purposes of recognizing previously unrecognized tax benefits.  The guidance must be retroactively applied for all periods in 2007.  This has not required any retroactive adjustments to the Company’s consolidated financial statements.

In March 2007, the FASB ratified the consensus reached by the EITF in Issue No 6-10, “Accounting for the Deferred Compensation and Post Retirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangement”.  Under this consensus, an employer should recognize a liability for any post-retirement benefit related to a collateral assignment split-dollar life insurance arrangement and should recognize and measure the underlying asset based on the substance of the arrangement.  The consensus is effective for fiscal years beginning after December 15, 2007 and is not expected to have any impact on the Company’s consolidated financial position and results of operations.

15.           SUBSEQUENT EVENT

On April 8, 2008 due to the Company’s recent business dispositions and pursuant to Marketplace Rule 4300, the Common Shares of the Company were delisted from The Nasdaq Stock Market and added to the Over-The-Counter (“OTC”) Security Listing.  The Company continues to maintain its listing on The Toronto Stock Exchange.

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
DECEMBER 31, 2007, 2006, AND 2005

(Expressed in Canadian Dollars)

Column A	Column B	Column C		Column D	Column E	Column F
Description	Balance Beginning of Period	Charged to Costs and Expenses	Additions Charged to Other Accounts – Describe	Other (1)	Deductions – Describe (2)	Balance End of Period
	$	$	$	$	$	$
Allowance for doubtful accounts
December 31, 2007	92,080	-	-	(92,080)	-	-
December 31, 2006	386,745	(53,428)	-	-	(241,237)	92,080
December 31, 2005	317,418	69,327	-	-	-	386,745

(1)  Disposal of former consolidated subsidiary.

(2)  Deductions represent bad debts written off against accounts receivable and reversals of over accruals.

EXHIBIT INDEX

4.1 Share Purchase Agreement by and between Glencoe Skydome Holdings, L.P., Consolidated Mercantile Inc., dated as of December 3, 2007

4.2 Securities Purchase Agreement by and among Consolidated Mercantile Inc., 337572 Ontario Limited, Alan Kornblum, and Distinctive Designs Furniture Inc. and dated as of November 29, 2007

4.3  Extension Agreement by and among Consolidated Mercantile Inc., 337572 Ontario Limited, Alan Kornblum, and Distinctive Designs Furniture Inc. and dated as of  December 26, 2007

12.1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)

12.2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)

13.1 Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18  of the United States Code (18 U.S.C. 1350).

13.2 Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.1 Consolidated Financial Statements of Distinctive Designs Furniture Inc. for the fiscal year ended December 31, 2007 (unaudited)