Form 20-F
period 2008-12-31
CONSOLIDATED MERCANTILE INC
filed 2009-06-30
CIK 784012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2008

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
None

At June 5, 2009, the Company had outstanding 5,076,407 Common Shares, no par value and 315,544 Non-Voting, Non-Participating, $0.04 Non-Cumulative, $0.44 Redeemable, Class A Preference Shares, no par value.

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
Item 17   Item 18 X

This Annual Report consists of  58 pages including this cover page and exhibits.

UNLESS OTHERWISE NOTED, THE DOLLAR AMOUNTS CONTAINED IN THIS REPORT ARE IN CANADIAN CURRENCY ($1 CDN = $0.8860 U.S. AT JUNE 19, 2009) AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA.

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

Not Applicable.

ITEM 3.  KEY INFORMATION.

A. Selected Financial Data

                        (All Figures in Canadian Dollars)
                 (Prepared in Accordance with Canadian G.A.A.P.)

SUMMARY OF OPERATING DATA

Year Ended December 31
	2008	2007	2006	2005	2004

Revenue	$(684,417)	$553,933	$8,009	$616,294	$184,913
Expenses	(1,062,193)	1,426,177	505,759	850,142	1,751,083
Earnings (loss) from continuing operations	347,363	3,755,788	(2,973,671)	(1,071,295)	5,427,711
Earnings (loss) from discontinued operations	-	(547,033)	(6,155,465)	(5,032,158)	(188,238)
Net earnings (loss) for the year	$347,363	$3,208,755	$(9,129,136)	$(6,103,453)	$5,239,473

Earnings (loss) per share from continuing operations
Basic	$0.07	$0.74	$(0.59)	$(0.21)	$1.08
Diluted	$0.07	$0.74	$(0.59)	$(0.21)	$1.02

Earnings (loss) per share from discontinued operations
Basic	$0.00	$(0.11)	$(1.21)	$(0.99)	$(0.04)
Diluted	$0.00	$(0.11)	$(1.21)	$(0.99)	$(0.04)

Earnings (loss) per share
Basic	$0.07	$0.63	$(1.80)	$(1.20)	$1.04
Diluted	$0.07	$0.63	$(1.80)	$(1.20)	$0.99

SUMMARY OF BALANCE SHEET DATA

	2008	2007	2006	2005	2004
Total Assets:	$17,520,662	$18,141,508	$24,121,704	$33,240,221	$39,635,376
Working Capital:	16,267,489	15,762,702	12,283,371	14,846,470	17,585,857
Long term debt:	-	-	-	-	550,000
Dividends declared per equity share:	Nil	Nil	Nil	Nil	Nil
Shareholders' Equity:	$16,517,866	$16,178,008	$11,975,030	$20,830,461	$27,047,237

The effect of the differences between accounting  principles  generally accepted in Canada and those  accepted  in the United  States on working capital, total assets, long-term debt, shareholders’ equity, and cash dividend per share as  described  in Note 12 to the  Audited Consolidated  Financial  Statements for the five years ended December 31, 2008, 2007, 2006, 2005 and 2004 are summarized as follows:

Fiscal Year Ended December 31
	2008	2007 (Restated)*	2006 (Restated)*	2005 (Restated)*	2004 (Restated)*
Earnings (loss) from continuing operations	$942,364	$4,274,110	$(7,337,045)	$(1,269,315)	$5,737,677
Earnings (loss) per share from continuing operations
Basic	$0.19	$0.84	$(1.44)	$(0.25)	$1.14
Diluted	$0.19	$0.84	$(1.44)	$(0.25)	$1.08
Earnings (loss) from discontinued operations	$-	$(1,186,997)	$(1,343,646)	$(5,032,158)	$(188,238)
Earnings (loss) per share from discontinued operations
Basic	$0.00	$(0.23)	$(0.26)	$(0.99)	$(0.04)
Diluted	$0.00	$(0.23)	$(0.26)	$(0.99)	$(0.04)
Net earnings (loss)	$942,364	$3,087,113	$(8,680,691)	$(6,301,473)	$5,549,439
Earnings (loss) per share
Basic	$0.19	$0.61	$(1.70)	$(1.24)	$1.11
Diluted	$0.19	$0.61	$(1.70)	$(1.24)	$1.04
Total Assets	$17,839,977	$17,477,015	$24,677,077	$33,499,826	$39,974,269

*Refer to Note 12 to the Audited Consolidated Financial Statements for the year ended December 31, 2008

Exchange Rates.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the five fiscal periods ended December 31, 2008, 2007, 2006, 2005 and 2004, the average rates for the period and the range of high and low rates for the period. The data for May 2009and for each month during the most recent six months is also provided.

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

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
May 2009		1.26	1.20	1.20
April 2009		1.19	1.10	1.11
March 2009		1.29	1.22	1.26
February 2009		1.27	1.22	1.27
January 2009		1.27	1.18	1.24
December 2008		1.30	1.20	1.22
Fiscal Year Ended 12/31/2008	1.07	1.30	0.97	1.22
Five Months Ended 12/31/2007	1.09	1.19	0.92	0.99
Fiscal Year Ended 7/31/2007	1.12	1.19	1.03	1.07
Fiscal Year Ended 7/31/2006	1.15	1.22	1.10	1.13

On June 19, 2009 the exchange rate for the US/Canadian dollars was $0.8860 ($1.1287/1US$), based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York. The above averages are calculated from daily noon buying rates.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable

D.  Risk factors

The Company is subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, the Company has specific risks that it faces, the most significant of which are detailed below.

Disclosure Controls Risk. The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2008 and have concluded that as of December 31, 2008 a weakness existed in the design of internal control over financial reporting relating to the interpretation and application of U.S. GAAP.  This weakness leads to uncertainty as to whether the control procedures are being carried out, such that material misstatements in the Form 20-F financial statements of the Company may fail to be prevented or detected.  This weakness should also be considered a weakness in the Control’s disclosure controls and procedures.  Management has and will continue to dedicate resources to correct the accounting error as it relates to the interpretation and application of U.S. GAAP and to ensure that we take proper steps to improve our internal controls and remedy our material weakness in our U.S. GAAP financial reporting and disclosure controls.

Credit Risk.  Cash and cash equivalents are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Currency Risk.  Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  The Company currently holds minimal funds denominated in United States dollars.  The value of this currency fluctuates due to changes in the exchange rate, which is beyond the control of the Company.  In the event that the Canadian dollar was to appreciate in value against the United States dollar this would have a nominal negative financial impact on the Company and therefore the currency risk is minimal.

Interest Rate Risk.  Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market rates.  The Company has not used derivative financial instruments to alter the exposure to interest rate risk.

The primary objective of our investment activities is to preserve capital while at the same time maximizing the income we receive from our investments without significantly increasing risk.  Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate.  For example, if we hold a security that was issued with a fixed interest rate at the then prevailing rate and the prevailing interest rate later rises, the principal amount of our investment could decline.  We currently maintain an investment portfolio consisting of short-term deposits, Canadian bond obligations and equity investments.  Due to the relative short term nature of these investments, we believe that we have no material exposure to interest rate risk arising from our investments.

Other Price Risk.  Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk). The Company moderates this risk through a careful selection and diversification of securities and other financial instruments within the limits of the Company’s objectives and strategy.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company..

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

Over the past number of years, the Company’s investment interests in both Polyair Inter Pack Inc. (“Polyair”) and Distinctive Designs Furniture Inc. (“Distinctive”) incurred substantial operating losses.  During 2007, Management of the Company spent considerable time and effort in assisting these business units in restructuring their operations and enhancing their ability to be more competitive in their respective industries.  These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.  With these divestiture transactions completed, the Company now has the financial and management resources to seek out new long-term strategic acquisitions with the potential for future growth.  The Company recently announced that its directors have approved a business combination by way of a proposed amalgamation with Genterra Inc. (“Genterra”), a company whose shares are traded on the TSX Venture Exchange.  The transaction is subject to the approval of minority shareholders of both companies and the approval of the regulatory authorities. In the interim period, the Company has invested a portion of its working capital in a combination of relatively short-term income producing assets.

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

In 2007, as a result of the strengthening in value of the Canadian dollar and increased price competition from foreign manufacturers, Distinctive’s sales and profitability were negatively impacted. In August 2007 Distinctive filed a Proposal to restructure its unsecured liabilities.  The Proposal was accepted by Distinctive’s unsecured creditors and approved by the Ontario Superior Court of Justice.  In August 2007 the Company announced its intention to initiate a process to sell its investment interest in Distinctive and effective December 28, 2007, sold its shares and the debt owed to it by Distinctive to Distinctive’s other major shareholder.  Accordingly, the 2007 operating results of Distinctive have been reported by the Company as Discontinued Operations.

Until December 2007, the Company had a 22.15% interest (44.5% until March 2004) in Polyair.  The corporate office of Polyair, which is located in Toronto, Ontario, oversees the operating activities of its subsidiaries.  Polyair is a publicly traded holding company which owns 100% of Polyair Corporation, a Delaware corporation which manufactures and distributes protective packaging products.

In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair to Glencoe Capital LLC (“Glencoe”), a Chicago-based private equity firm.  Under the terms of a shareholder agreement entered into with Glencoe, the Company continued to have the right to elect a majority of the Board of Directors of Polyair and Glencoe agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections.  Notwithstanding that the Company retained the right to elect a majority of the Board of Directors of Polyair, the Company’s rights were limited, and accordingly, the Company did not control Polyair. .  As the Company and Polyair no longer had a parent-subsidiary relationship, commencing March 2004, financial results for Polyair were accounted for by the Company on an equity basis.  On December 31, 2007, the Company completed a private sale of all of its remaining shareholdings in Polyair.

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

The Company recently announced that its directors have approved a business combination by way of a proposed amalgamation with Genterra, a company whose shares are traded on the TSX Venture Exchange.  The transaction is subject to the approval of the shareholders of both companies and the approval of the regulatory authorities.  The combined company will benefit from the synergies resulting from a larger corporation with larger and more varied assets, a larger equity and income base and greater opportunities, which will help facilitate the financing of future growth and expansion.  The combined entity will allow for the businesses of both companies to operate on a more expeditious and cost effective basis.

In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.

Investments

The Company's wholly-owned subsidiary, 2041804 Ontario Inc., holds investments in marketable securities.

The Company holds a 1.51% equity interest in Genterra, an Ontario public company with significant interests in real estate properties located in Ontario, Canada and investments in marketable securities.

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

C.  ORGANIZATIONAL STRUCTURE

Subsequent to the sale of its investment interests in Distinctive and Polyair, the Company's  investments are comprised of a 100% interest in 2041804 Ontario Inc. and a 1.51% interest in Genterra.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

General

The following table sets forth items derived from the consolidated statements of operations for the years ended December 31, 2008 and 2007:

(In thousands of dollars)	Years Ended December 31
	2008	2007
Investment revenue (loss)	$(684)	$554
Expenses	1,062	(1,426)
Earnings on equity items	(27)	4,608
Earnings before income taxes	351	3,736
Income taxes	(4)	20
Earnings from continuing operations	347	3,756
Loss from discontinued operations	-	(1,187)
Share of earnings from discontinued operations of equity investee	-	640
Net earnings	$347	$3,209

FISCAL 2008 COMPARED TO FISCAL 2007

Revenue. Investment loss for the year ended December 31, 2008 was $684,417 compared to investment income of $553,933 for the comparable 2007 period.  Investment results for the  year were impacted by the poor performance of the global equity markets.

Administrative and General Expenses.  Administrative and general expenses for the year ended December 31, 2008 were $536,873 compared to $1,083,445 in the comparable 2007 period.  The decrease in administrative and general expenses for the year ended December 31, 2008 from the comparable period was as a result of the 2007 management compensation incurred upon the completion of the Company’s disposition of its investment interest in Polyair.

Gain (loss) on Foreign Exchange. The Company holds certain amounts of its cash in United States dollars.  The Company experienced a foreign exchange gain of $1,657,741 during  year ended December 31, 2008.   These gains were as a result of the strengthening of the United States Dollar.  This compares to a foreign exchange loss of $342,732 for the year ended December 31, 2007.

Other expenses. Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distnctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years Distinctive incurred substantial operating losses.  Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes a reserve is appropriate.  As a result, the deferred gain on the sale of this investment has been adjusted and the reduction has been set off against the impairment loss on note receivable resulting in the net loss of $58,675.

Equity Earnings (loss).  Equity earnings for the year ended December 31, 2008 were $4,572 compared to an equity loss of $723,175 for the comparable 2007 period. On December 31, 2007, the Company completed a private sale of all of its remaining shareholdings in Polyair.  The equity loss for the year ended December 31, 2007 includes the Company’s share of equity loss of Polyair. The Company recorded adjustments to the carrying value of an investment in a significantly influenced company of $31,000 and $140,000 in 2008 and 2007 respectively.

Gain on Sale of Investments (2007).  In December 2007 the Company sold its shares in Distinctive.  The shares were paid for by the delivery to the Company of a $1 million promissory note payable in ten equal consecutive annual instalments.  The promissory note was discounted to its present value resulting in a gain of approximately $550,000.  Under Emerging Issue Committee Abstract #79, the gain on sale is only recognized in the Statement of Operations to the extent that it is realized.  Accordingly, $420,953 of the gain was deferred and reflected in the liability section of the Balance Sheet.  In December 2007 the Company also sold its remaining shareholdings in Polyair for $6.0 million, resulting in a gain of approximately $5.3 million.

Income Tax Provision. The effective tax rate for the year ended December 31, 2008 and 2007 was 1.1% and (0.5%) respectively. The difference between the Company’s statutory tax rate and its effective tax rate is primarily attributable to the permanent differences associated with the tax treatment of capital gain transactions and the valuation allowance provided against certain future tax benefits.

Discontinued Operations. In August 2007 the Company announced its intention to initiate a process to sell its 50.33% investment interest in Distinctive.  Effective December 28, 2007 the Company sold its shares and the debt owed by Distinctive to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive for the year ended December 31, 2007, losses of $1,186,997 have been classified by the Company as discontinued operations. The consolidated financial statements for the year ended December 31, 2007 also include the Company’s share of Polyair’s discontinued operations.  On December 31, 2007, the Company completed a private sale of all of its remaining shareholdings in Polyair.

Net Earnings (loss).  Net earnings for the year ended December 31, 2008 were $347,363 as compared to net earnings of $3,208,755 for the comparable 2007 period. The results for the year ended December 31, 2008 were impacted by the poor performance of the equity markets and the gain on foreign exchange. The 2007 earnings resulted from the gain on the sale of the Company’s investments in Distinctive and Polyair offset by the discontinued operation loss from Distinctive of $1,186,997.

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

The Company's working capital amounted to $16.3 million at December 31, 2008 compared to $15.8 million at December 31, 2007.  The ratio of current assets to current liabilities increased to 17.9:1 at December 31, 2008 from 11.2:1 at December 31, 2007.

During the twelve months ended December 31, 2008 the Company’s cash position increased by approximately $3.2 million to $14.2 million from $11.0 million at December 31, 2007.  The net increase was due to the following:

-
Operating Activities increased cash by $62,315.  This was a result of $664,130 in cash generated from operations, including an unrealized gain of $8,136 on foreign exchange, offset by $601,815 of cash used for changes in non-cash components of work capital;

-	Financing Activities utilized $7,505 of cash for the purchase of common shares for cancellation;

-
Investing Activities increased cash by $3,162,177.  This was due to the repayment of notes receivable of $752,459, proceeds of $59,891 received on the redemption of shares in a significantly influenced company and a decrease in short-term investments of $2,349,827.

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

The Company believes the following accounting policy is critical to its business operations and the understanding of results of operations:

Future Income Taxes – The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities.  Consistent with this policy the Company recognizes future tax assets net of a valuation allowance, taking into account whether it is more likely than not that the recognized future tax assets will be realized.  Changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These new standards replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation” and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages these risks.  These new standards have been adopted by the Company effective January 1, 2008.

The CICA has issued Handbook Section 1535 “Capital Disclosures”.  This section establishes standards for disclosures of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.  These new standards have been adopted by the Company effective January 1, 2008.

To the extent applicable, the adoption of these accounting policies has been reflected in the Company’s audited consolidated financial statements for the year ended December 31, 2008.

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company will apply the amendments to Handbook Section 1000 commencing January 1, 2009. The implementation of the amendments to Handbook Section 1000 will not have an impact on the Company’s results of operations, financial position and disclosures as these amendments are clarifications on the application of Handbook Section 1000.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets.  The new section replaced the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The implementation of this new standard does not have any impact on the Company’s results of operations, financial position and disclosures.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Canadian Accounting Standards Board (“AcSB”) confirmed that the adoption of IFRS would be effective for the interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for these enterprises.  Comparative IFRS information for the previous fiscal year will also have to be reported.  These new standards will be effective for the Company in the first quarter of fiscal 2011.

We are currently in the process of evaluating the potential impact of IFRS to our consolidated financial statements. This will be an ongoing process as new standards and recommendations are issued by the International Accounting Standards Board and the AcSB.  The Company continues its work on the initial planning and assessment stage of the changes to IFRS. This includes the impact IFRS will have on accounting policies, choices among policies permitted, internal control over financial reporting, disclosure and control procedures and training requirements.  The financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

The Canadian Securities Administrators issued Staff Notice 52-321, Early Adoption of International Financial Reporting Standards, which provides issuers with the option to early adopt IFRS effective January 1, 2009. It is not our intention to early adopt these standards.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES

A. The Directors of the Company are as follows:

Name and Municipality of Residence	Principal Occupation	Date Service Commenced	Number of shares beneficially owned, directly or over which control or direction is exercised (1)	Unexercised Options at Fiscal Year End Exercisable/ Unexercisable
Fred A. Litwin (5) Toronto, Ontario, Canada	Executive	Director - October 31, 1968	2,779,219 (2)	Nil
Stan Abramowitz Toronto, Ontario, Canada	Chief Financial Officer, Forum Financial Corporation	Director - December 14, 1989	Nil	Nil
Sol D. Nayman (3)(4)(5) Toronto, Ontario, Canada	President, S.D. Nayman Management Inc.	Director - June 24, 2004	Nil	Nil
Ian Dalrymple (3)(4) Toronto, Ontario, Canada	President, Dalrymple Wealth Counsel Group	Director - April 27, 2006	Nil	Nil
Mark E. Dawber (3)(4) Toronto, Ontario, Canada	Chartered Accountant and Consultant	Director – October 23, 2006	Nil	Nil

NOTES:

(1) The information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective directors individually.

(2)  Fred A.  Litwin, President and a Director of the Company, directly controls 92,416 Common shares,  indirectly controls 2,612,894 Common shares through Mar-Risa Holdings Inc. and its wholly owned subsidiary, DG Acquisition Corp. (“DG”), 73,885 Common shares through Forum Financial  Corporation (“Forum”) and 24 Common shares through Genterra.

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

Stan Abramowitz - Secretary, Chief Financial Officer and Director
Mr. Abramowitz has a B.Comm and a B.Acc degree from the University of the Witwatersrand and is a Chartered Accountant.  Mr. Abramowitz has held the position as Chief Financial Officer of the Company since 1989. Mr. Abramowitz is Secretary and Chief Financial Officer of Genterra and Forum, positions he has held since 1989.  Mr. Abramowitz is also a director and officer of other corporations affiliated with Forum.  Prior to 1989 Mr. Abramowitz worked for a number of years as a Chartered Accountant in public practice.

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

Ian Dalrymple - Director
Mr. Dalrymple has a Bachelor of Commerce degree and a Masters degree in Economics from the University of Toronto, is a Fellow of the Canadian Institute of Actuaries, a member of the American Academy of Actuaries and a Fellow of the Society of Actuaries. Mr. Dalrymple is the President of Dalrymple Wealth Counsel Group Inc., a management firm specializing in investment, estate and tax management. Mr. Dalrymple is a Director of the  West Park Foundation, a charitable foundation serving the West Park Health Care Centre.

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

The Officers of the Company are as follows:

Name and Municipality of Residence	Position with the Company	Principal Occupation	Number of shares beneficially owned, directly or over which control or direction is exercised	Unexercised Options at Fiscal Year End Exercisable/ Unexercisable

Fred A. Litwin * Toronto, Ontario	President	Executive	2,779,219 (2)	Nil
Daniel S. Tamkin Long Island, New York	Vice President (resigned effective April 17, 2008)	President, The Cambridge Towel Corporation	10,125	Nil
Stan Abramowitz Toronto, Ontario	Secretary	Chief Financial Officer, Forum Financial Corporation	Nil	Nil

*   Refer to Notes (2) and (5) above.

B.      Compensation

The following table provides a summary of compensation earned during each of the Company's last three fiscal years by the Company's directors and members of its administrative, supervisory or management bodies and its former subsidiaries for services in all capacities to the company and its subsidiaries

			Annual Compensation							Long Term
Name and Principal Position	Year		Salary	Bonus			Other Annual Compensation			Compensation Number of Common Shares Under Options	All Other Compensation
Fred A. Litwin	2008	$	Nil		-			$240,000	(1)	-
President & Chief	2007	$	Nil		-	(2)		$266,000	(1)	-
Executive Officer	2006	$	Nil		-			$312,000	(1)	-

Daniel S. Tamkin	2008	$	Nil		-			-		-
Vice President	2007	$	Nil		-	(2)		-		-
	2006	$	Nil		-			-		-

Stan Abramowitz	2008	$	Nil		-	(2)		-		-
Secretary & Chief	2007	$	Nil		-			-		-
Financial Officer	2006	$	Nil		-			-		-

Alan Kornblum	2008	$	N/A		N/A			N/A		N/A
Distinctive Designs Furniture Inc.	2007		$273,044		-			-		-
Chief Executive Officer	2006		$271,548		-			-		-

Henry Schnurbach*	2006		$201,431		-			$58,798		-
Chief Executive Officer
Polyair Inter Pack Inc. (Resigned effective April 2006)

Victor D’Souza*	2008	$	N/A	$	N/A		$	N/A		N/A
Polyair Inter Pack Inc.	2007		$384,193		$16,000			$10,977		-
Chief Executive Office Interim Chief Executive Officer (post April 2006) Chief Financial Officer (June 2004-April 2006)	2006		$365,674		$132,031			$77,458		-

Alan Castle*	2008	$	N/A		N/A		$	N/A		N/A
Polyair Inter Pack Inc.	2007		$365,898		$-			$14,052		-
President, Packaging Division	2006		$290,467		44,010			$35,685		-

Gary Crandall*	2006		$169,231		$90,000			$6,092		-	$550,000 (3)
Polyair Inter Pack Inc.
President, Pool Division - (Resigned effective June 2006)

Len Coffin*	2008	$	N/A		N/A		$	N/A		N/A
Polyair Inter Pack Inc.	2007		$204,750		$-			$9,600		-
Vice President of Operations	2006		$195,000		$50,000			$9,600		-

* Dollar amounts are in US dollars

NOTES:

(1) The amounts in this column relate to management fees paid by the Company and Distinctive to Forum for management, administrative and financial consulting services provided during the fiscal period. Forum is controlled by Fred A. Litwin.

Effective December 28, 2007, the Company sold its investment interest in Distinctive.
(2)  On December 31, 2007, upon completion of the Company’s disposition of its investment interest in Polyair Inter Pack Inc., a bonus payment totaling $500,000 became payable to Forum and the above referenced officers. The bonus was paid in 2008.The Company has no pension, retirement or similar plans and none are proposed at the present time; accordingly, no amounts have been set aside or accrued by the Company for such plans.
(3)	Severance for Gary Crandall.

Compensation of Directors

The Company does not have a compensation committee of its board of directors.  All matters relating to executive compensation are dealt with by the full board of directors.  During the fiscal year of the Company ended December 31, 2008 the board of directors consisted of the following individuals: Fred A. Litwin, Stan Abramowitz, Sol D. Nayman, Ian Dalrymple and Mark E. Dawber.  Each director of the Company who is not a salaried officer or employee of the Company or its operating subsidiaries is entitled to an annual retainer fee of $5,000 as well as additional fees, as approved by the Board from time to time, for special work conducted on behalf of the Company.  In addition, the Chairman of the Audit Committee receives an additional annual retainer fee of $5,000

Name	Fees Earned ($)		Share Based Awards ($)	Option based Awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Fred A. Litwin	-		-	-	-	-	-	-
Stan Abramowitz	-		-	-	-	-	-	-
Sol D. Nayman	$12,500	(1)	-	-	-	-	-	-
Ian Dalrymple	$15,000	(1)	-	-	-	-	-	-
Mark E. Dawber	$10,000		-	-	-	-	-	-

(1) Includes special fees for work performed on the independent committee of Directors relating to the potential merger with Genterra.

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

E.  Share Ownership

Options to Purchase Securities from Company or Subsidiaries:

Options Granted during the Fiscal Year Ended December 31, 2008 -
There were no options granted to Executive Officers of the Company during the fiscal year ended December 31, 2008.

Options Exercised during the Fiscal Year Ended December 31, 2008 -
There were no options outstanding during the fiscal year ended December 31, 2008.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information:

As of December 31, 2008, the Company's most recently completed financial year-end, the Company's Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.

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

ITEM 7.  MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

The following table lists all persons who own more than 5% of the Company's voting securities and the total amount of the Company's voting securities owned by the Officers and Directors as a group as of June [x], 2009:

Title of Class	Identity o f Person or Group	Number of Shares Owned	Percentage of Class
Common Shares	Fred A. Litwin	2,779,219(1)	54.7%
Common Shares	Mar-Risa Holdings Inc.	2,612,894(2)	51.5%
Common Shares	CEDE & Co. (3)	1,009,643	19.9%
Common Shares	CDS& Co. (3)	930,655	18.3%
Common Shares	All officers and directors as a group (six persons)	2,779,219	54.7%

(1)  Mr. Litwin  directly  holds 92,416 common shares, and indirectly controls 2,612,894  common shares through  Mar-Risa and its wholly owned subsidiary DG, 73,885 shares through Forum, and 24 shares through Genterra.

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

The Company paid to Forum an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2008. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiaries’ various investment interests.  Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

Effective December 28, 2007, pursuant to a purchase and sale agreement, the Company sold its shares and debt owed by Distinctive to 337572 Ontario Limited, Distinctive’s other major shareholder.  The Company received $834,010.80 in cash representing 100% of the price attributable to the debt and the delivery of a $1 million promissory note payable in ten equal consecutive instalments of $100,000 with the first instalment due on January 15, 2009 and each anniversary thereafter.  There is no interest on the note unless a default occurs and the note only remains payable if Distinctive remains in business.  There is provision to accelerate the payment of the note in certain circumstances.  The security for the note is a pledge of all of the shares owned by the purchaser in the capital of Distinctive, representing a majority of the issued and outstanding shares of Distinctive.

Prior to December 28, 2007, Distinctive paid to Forum an agreed upon fee of $26,000 for administrative, management and consulting services rendered.  Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum.  Stan Abramowitz is an officer and director of both the Company.

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

Common Shares - Toronto Stock Exchange

Annual Information (in Cdn$)
	High	Low
2004	7.50	4.00
2005	5.73	2.45
2006	2.75	1.10
2007	1.52	1.06
2008	2.50	1.15

Quarterly Information
	High	Low
June 30, 2007	1.38	1.11
September 30, 2007	1.50	1.18
December 31, 2007	1.50	1.08
March 31, 2008	1.90	1.15
June 30, 2008	2.25	1.45
September 30, 2008	2.50	1.62
December 31, 2008	1.88	1.25
March 31, 2009	2.25	1.25

 Monthly Information
	High	Low
October 30, 2008	1.88	1.50
November 31, 2008	1.62	1.40
December 31, 2008	1.50	1.25
January 31, 2009	1.50	1.25
February 28, 2009	1.50	1.35
March 31, 2009	2.25	1.42

Preference Shares – Not Exchange Traded

Common Shares – US over the counter

On March 24, 2008, CMI announced that it had been advised by NASDAQ, pursuant to Marketplace Rule 4300 that, in view of CMI’s recent business dispositions, it no longer had an operating business and, consequently, NASDAQ suspended trading of CMI’s common stock at the opening of business on March 27, 2008. The Common Shares, beginning on March 27, 2008, is being quoted on pink sheets. On April 8, 2008 the Common Shares were delisted from The Nasdaq Stock Market.

Annual Information  (in US$)
	High	Low
2004	$5.79	$3.06
2005	$4.45	$2.00
2006	$2.41	$0.97
2007	$1.50	$0.98
2008	$2.36	$1.02

Quarterly Information (in US$)
	High	Low
March 31, 2007	$1.35	$0.98
June 30, 2007	$1.28	$1.01
September 30, 2007	$1.50	$1.21
December 31, 2007	$1.40	$1.05
March 31, 2008	$1.95	$1.25
June 30, 2008	$1.95	$1.42
September 30, 2008	$2.36	$1.66
December 31, 2008	$1.78	$1.02

Monthly Information(in US$)
	High	Low
October 30, 2008	$1.73	$1.25
November 31, 2008	$1.25	$1.14
December 31, 2008	$1.25	$1.02
January 31, 2009	$1.20	$1.06
February 28, 2009	$1.18	$1.09
March 31, 2009	$1.76	$1.08

As June 5, 2009, CMI's shareholder register indicates that there were 436 holders of record of Common Shares and 37 holders of record of Class A Preference Shares.  Of these, 267 record holders of Common Shares holding an aggregate of 1,093,154 shares, representing approximately 21.53% of the Company's issued and outstanding Common Shares, 31 record holders of Class A Preference Shares holding an aggregate of 175,273 shares, representing 55.55% of Company's issued and outstanding Class A Preference Shares, were resident in the United States..

Except where noted, the above quotations represent prices between dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

ITEM 10.          ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

B. Memorandum and articles of association

Not applicable.

C. Material Contracts

In March 2004, the Company sold approximately 48% of its holdings in Polyair to Glencoe Capital LLC (“Glencoe”).  At the same time, the Company entered into a shareholder agreement with Glencoe.  Under the terms of this agreement, the Company continued to have the right to elect a majority of the Board of Directors of Polyair and Glencoe agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections.  The shareholder agreement also provided a joint approach to future purchases or dispositions of Polyair shares.  The terms of this transaction did not contemplate any material changes to the business or management of Polyair.  On December 31, 2007 the Company completed a private sale of its remaining shareholdings in Polyair to Glencoe.

The Company paid to Forum an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2008. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiaries’ various investment interests.  Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

Effective December 28, 2007, pursuant to a purchase and sale agreement, the Company sold its shares and debt owed by Distinctive to 337572 Ontario Limited, Distinctive’s other major shareholder.  The Company received $834,010.80 in cash representing 100% of the price attributable to the debt and the delivery of a $1 million promissory note payable in ten equal consecutive instalments of $100,000 with the first instalment due on January 15, 2009 and each anniversary thereafter.  There is no interest on the note unless a default occurs and the note only remains payable if Distinctive remains in business.  There is provision to accelerate the payment of the note in certain circumstances.  The security for the note is a pledge of all of the shares owned by the purchaser in the capital of Distinctive, representing a majority of the issued and outstanding shares of Distinctive.

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

Dividends paid to a non-resident of Canada, including distributions or redemptions which are treated as dividends and certain stock dividends, are subject to Canadian income tax. The Canadian non-resident withholding tax would be withheld by the Company who would remit only the net amount to the shareholder.  By virtue of Article X of the Canada-United States Tax Convention, which came into force on August 16, 1984 (and was amended by the Protocol signed on September 21, 2007), the rate of tax for dividends paid to a resident of the United States is limited to 15%.  The withholding tax rate is reduced to 5% for a corporate shareholder owning at least 10% of the voting stock of the Company, either directly or through an entity that is considered fiscally transparent under the laws of the United States and is not a resident of Canada.  In the absence of any treaty provisions, the rate of tax imposed would be 25% of the applicable amounts.

Stock dividends received by non-residents from the Company would be subject to Canadian non-resident withholding tax as noted above, to the extent that the paid-up capital of the Company has been increased as a result of the stock dividend.

Gain from the sale of Common Shares and Preference Shares of the Company by a non-resident of Canada will not be subject to Canadian tax provided the shareholder has not held, either solely by himself or together with non-arm’s length persons, a "substantial interest" (25% or more of the shares of any class of Company stock) in the Company, at any time in the five preceding years.  By virtue of Article XIII of the Canada-United States Tax Convention, shareholders who are resident in the United States and hold a substantial interest in the Company's Common Shares or Preference Shares will not be subject to Canadian tax on gain from sale of the shares of the Company provided that the value of the shares does not derive principally from real property situated in Canada.

ITEM 11. QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK.

The Company had no debt obligations as at December 31, 2008.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this annual report, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15e and 15d-15(3) of the Securities Exchange Act of 1934.  In the Company’s  2007 and 2006 Form 20-F Financial Statements note “Summary of Differences between Canadian and United States Accounting Principles” (2008 – Note 12, 2007 – Note 14, and 2006 – Note 17), management has now determined that FASB 115 was incorrectly applied and that the Company’s  securities were incorrectly recorded at fair market value.  Under US GAAP the securities should have been record at cost.  Accordingly, the 2007 and 2006 comparative figures included in the 2008 Form 20-F Financial Statements Note 12 “Summary of Differences between Canadian and United States Accounting Principles” have been restated to reflect this correction.  In view of the above misstatement and correction, management, including our Chief Executive Officer and Chief Financial Officer, re-evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007 and 2006.  Based on management’s  current evaluation, they have concluded that there were deficiencies in the application of our disclosure controls and procedures as they relate to the interpretation and application of U.S. GAAP in 2008, 2007 and 2006 in that they were ineffective and not adequate to insure that all information required to be disclosed by the Company in reports it files or submits under the Exchange Act were recorded, processed, summarized and reported within the time period specified in the Commission’s rules and forms.

Management’s annual report on internal control over financing reporting
Our management is responsible for establishing and maintaining adequate internal over financial reporting for the Company.  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that could have a material effect on the financial statements.

In the Company’s 2007 and 2006 Form 20-F Financial Statements note “Summary of Differences between Canadian and United States Accounting Principles” (2008 – Note 12, 2007 – Note 14, and 2006 – Note 17), management has now determined that FASB 115 was incorrectly applied and the Company’s securities were incorrectly recorded at fair market value.  Under U.S. GAAP the securities should have been record at cost.  Accordingly, the 2007 and 2006 comparative figures included in the 2008 Form 20-F Financial Statements Note 12 “Summary of Differences between Canadian and United States Accounting Principles” have been restated to reflect this correction.  In view of the above misstatement and correction, management concluded that there was a material weakness in our internal control over financial reporting regarding the interpretation and application of U.S. GAAP.

In consideration of the aforementioned material weakness and the criteria discussed above, management has revised its previous conclusion relative to the effectiveness of our internal control over financial reporting as of December 31, 2007.  Accordingly, management now concludes that our internal control over financial reporting as it relates to the interpretation and application of U.S. GAAP was not effective at a reasonable assurance level as of December 31, 2008, 2007 and 2006.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the company to provide only management’s report in this annual report.

Remediation Steps to Address Material Weakness
Management has and will continue to dedicate resources to correct the accounting error as it relates to the interpretation and application of U.S. GAAP and to ensure that we take proper steps to improve our internal controls and remedy our material weakness in our U.S. GAAP financial reporting and disclosure controls.  Management is committed to implementing effective control policies and procedures and will continually update our Audit Committee as to the progress and status of our remediation efforts to ensure that they are adequately implemented.  We believe the following actions we are taking will remediate the material weakness described above:

•	assess the technical accounting capabilities of the accounting department to ensure the proper knowledge, skills and training; and

•	finance and accounting personnel to attend training sessions, covering relevant topics and related accounting concepts.

Management believes that the actions described above will remediate the material weakness we have identified and strengthen our internal control over U.S. GAAP financial reporting.  We expect that the material weakness will be fully remediated prior to December 31, 2009 year end.  As we improve our internal control over U.S. GAAP financial reporting and implement remediation measures, we may supplement or modify the remediation measures described above.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by BDO Dunwoody LLP and Kraft, Berger LLP, the Company's independent auditors, in each of the last two fiscal periods in each of the following categories are:

                                            Year ended December 31,
                                                      2008                2007
Audit fees                               $92,500*         $61,710
Audit Related fee                             -                       -
Tax fees                                              -                      -
All other fees                                     -                      -
Total                                        $92,500          $61,710

* Payment regarding Fiscal Year Ended December 31, 2007, billed and paid during 2008.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of S hares(or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares(or Units) That Could Be Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
			254,105 (Previous Issuer Bid expired 09/21/2007)	253,205 (Previous Issuer Bid expired 09/21/2007)
March 2008	4,000	$1.55	254,060*	NIL*

Total	4,000

*The Issuer Bid described above commenced on September 24, 2007 and expired on September 23, 2008.

 Item 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective November 17, 2008, Kraft Berger LLP, Chartered Accountants (“Kraft”) resigned at its own request as the Corporation’s auditor and BDO Dunwoody LLP, Chartered Accountants were appointed as the Corporation’s successor auditor, subject to compliance with all applicable regulatory requirements.

The resignation of the former auditor and the recommendation to appoint the successor auditor were considered by the Corporation’s Audit Committee and approved by the Corporation’s Board of Directors.

Kraft’s report on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s two most recent fiscal years and any subsequent interim period preceding such resignation there were no disagreements with Kraft on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. During the Company's two most recent fiscal years and to the date of appointment, BDO Dunwoody was not consulted on any accounting, audit, or reporting matters.

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

15.1 Consolidated Financial Statements of Distinctive Designs Furniture Inc. for the fiscal year ended December 31, 2008 (unaudited)

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of the Company

   Auditors' Report.........................................................

   Consolidated Balance Sheet as at December 31, 2008 and 2007..............

   Consolidated Statements of Retained Earnings for the Years ended
     December 31, 2008, 2007 and 2006.......................................

   Consolidated Statements of Operations for the Years ended
      December 31, 2008, 2007 and 2006......................................

   Schedule to Consolidated Financial Statements for
     The Years ended December 31, 2008, 2007 and 2006.......................

   Consolidated Statement of Cash Flows for the Years ended
     December 31, 2008, 2007 and 2006.......................................

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

CONSOLIDATED MERCANTILE INCORPORATED

 CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

DECEMBER 31, 2008

CONSOLIDATED MERCANTILE INCORPORATED

DECEMBER 31, 2008

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
Notes to Consolidated Financial Statements
SUPPLEMENTARY INFORMATION
Consolidated Valuation and Qualifying Accounts and Reserves

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Consolidated Mercantile Incorporated

We have audited the accompanying consolidated balance sheet of Consolidated Mercantile Incorporated as of December 31, 2008 and the related consolidated statements of shareholders’ equity, operations and other comprehensive income and cash flows the year ended December 31, 2008. In connection with our audit of the financial statements, we have also audited the financial statement schedule II.  These consolidated financial statements and schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Mercantile Incorporated at December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008, in conformity with Canadian generally accepted accounting principles.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

On March 23, 2009, we reported separately to the shareholders of Consolidated Mercantile Incorporated on the consolidated financial statements for the year ended December 31, 2008 prepared in accordance with Canadian generally accepted accounting principles without a note disclosing the summary of differences between Canadian and United States of America generally accepted accounting principles.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 23, 2009, except for Note 12 which is as at June 29, 2009

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when changes in accounting policies, such as those described in  Note 1, has a material effect on the consolidated financial statements. Our report to the shareholders dated March 23, 2009, except for Note 12 which is as at June 29, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 23, 2009, except for Note 12 which is as at June 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
CONSOLIDATED MERCANTILE INCORPORATED

We have audited the consolidated balance sheet of CONSOLIDATED MERCANTILE INCORPORATED as at December 31, 2007 and the consolidated statements of operations and other comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2007.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2007 and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

The audit referred to in the above report also included the related financial statement schedule listed in response to Item 19(a) of the Company's annual report on Form 20-F for each of the years in the two-year period ended December 31, 2007.  In our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly the information set forth therein.

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

The consolidated statements for the years ended December 31, 2007 and 2006, prepared in accordance with the United States generally accepted accounting principles as disclosed in Note 12, have been restated to reflect the changes described in Note 12 to the December 31, 2008 consolidated financial statements.

KRAFT BERGER LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 29, 2008, except as to Note 12 which is as of June 29, 2009

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

(Expressed in Canadian Dollars)

ASSETS	2008	2007

Current
Cash and cash equivalents	$14,178,399	$10,961,412
Short-term investments	2,880,094	5,461,581
Accounts receivable	20,797	26,351
Prepaid expenses	49,010	23,446
Notes receivable (Note 3)	99,935	832,459
	17,228,235	17,305,249
Investments (Note 4)	292,427	378,746
Notes receivable (Note 3)	-	457,513
	$17,520,662	$18,141,508

LIABILITIES
Current
Accounts payable and accrued liabilities	$121,181	$693,078
Income taxes payable	839,565	849,469
	960,746	1,542,547
Deferred gain (Note 5)	42,050	420,953
	1,002,796	1,963,500

SHAREHOLDERS' EQUITY
Capital stock (Note 6)
Issued and outstanding
315,544Class A Preference shares	141,826	141,826
5,076,407 Common shares (2007 – 5,081,207)	2,688,939	2,691,481
	2,830,765	2,833,307
Contributed surplus	59,411	59,411
Retained earnings	13,627,690	13,285,290
	16,517,866	16,178,008
	$17,520,662	$18,141,508

See accompanying notes to consolidated financial statements.
APPROVED ON BEHALF OF THE BOARD:
Director	Director
Fred A. Litwin                                                                                                                         Stan Abramowitz

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	Total Shareholders’ Equity $	Common Shares (Note 6)		Class A Preference Shares (Note 6)		Contributed Surplus $	Accumulated Other Comprehensive Loss $	Retained Earnings $
		Number of Shares	Value $	Number of Shares	Value $

December 31, 2005	20,830,461	5,094,507	2,698,527	315,544	141,826	59,411	(1,048,467)	18,979,164
Repurchase for cancellation	(17,674)	(13,300)	(7,046)					(10,628)
Other comprehensive income	291,379						291,379
Net loss	(9,129,136)							(9,129,136)
December 31, 2006, as previously stated	11,975,030	5,081,207	2,691,481	315,544	141,826	59,411	(757,088)	9,839,400
Unrealized gain on short-term investments, net of taxes (Note 1)	237,135							237,135
December 31, 2006, as restated	12,212,165	5,081,207	2,691,481	315,544	141,826	59,411	(757,088)	10,076,535
Other comprehensive income (Note 1)	757,088						757,088
Net earnings	3,208,755							3,208,755
December 31, 2007	16,178,008	5,081,207	2,691,481	315,544	141,826	59,411	-	13,285,290
Repurchase for cancellation	(7,505)	(4,800)	(2,542)					(4,963)
Net earnings	347,363							347,363
December 31, 2008	16,517,866	5,076,407	2,688,939	315,544	141,826	59,411	-	13,627,690

See accompanying notes to consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	2008	2007	2006

REVENUE
Interest income	$361,211	$194,304	$225,617
Investment income (loss)	(1,045,628)	359,629	(217,608)
	(684,417)	553,933	8,009

EXPENSES (Schedule)	(1,062,193)	1,426,177	505,759
EARNINGS (LOSS) FROM OPERATIONS BEFORE THE FOLLOWING	377,776	(872,244)	(497,750)
Equity earnings (loss) of significantly influenced companies	4,572	(723,175)	(783,926)
Gain on dilution of investment in former equity investee	-	67,881	-
Gain on sale of investment in former consolidated subsidiary	-	130,850	-
Gain on sale of investment in former equity investee	-	5,272,151	-
Write-down of investment in significantly influenced company	(31,000)	(140,000)	-
Write-down of investment in former equity investee	-	-	(991,732)
	(24,428)	4,607,707	(1,775,658)
EARNINGS (LOSS) BEFORE INCOME TAXES	351,348	3,735,463	(2,273,408)
Income taxes (recovery) (Note 8)	3,985	(20,325)	700,263
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	347,363	3,755,788	(2,973,671)
Loss from discontinued operations, net of taxes (Note 11)	-	(1,186,997)	(1,343,646)
Share of earnings (loss) from discontinued operations of former equity investee	-	639,964	(4,811,819)
	-	(547,033)	(6,155,465)
NET EARNINGS (LOSS) FOR THE YEAR	347,363	3,208,755	(9,129,136)
Other comprehensive income (loss), net of taxes
Share of unrealized exchange gain (loss) of former equity investee	-	(321,100)	54,766
Reclassification of unrealized exchange gain of former equity investee to earnings	-	1,078,188	236,613
Other comprehensive income	-	757,088	291,379
COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	$347,363	$3,965,843	$(8,837,757)

EARNINGS (LOSS) PER SHARE (Note 7)

Earnings (loss) per share from continuing operations Basic and diluted	$0.07	$0.74	$(0.59)
Loss per share from discontinued operations Basic and diluted	$0.00	$(0.11)	$(1.21)
Earnings (loss) per share Basic and diluted	$0.07	$0.63	$(1.80)

See accompanying notes to consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
SCHEDULE TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	2008	2007	2006

EXPENSES
Administrative and general	$536,873	$1,083,445	$540,036
(Gain) loss on foreign exchange	(1,657,741)	342,732	(34,277)
Impairment loss on note receivable, net (Notes 3 & 5)	58,675	-	-
	$(1,062,193)	$1,426,177	$505,759

See accompanying notes to consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

2008	2007	2006

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings (loss) from continuing operations	$347,363	$3,755,788	$(2,973,671)
Items not affecting cash (Note 8(a))	308,631	(4,450,662)	2,551,569
Change in non-cash components of working capital (Note 8(b))	(601,815)	579,038	19,722
	54,179	(115,836)	(402,380)
Funds provided by discontinued operations	-	8,012	-
	54,179	(107,824)	(402,380)

FINANCING ACTIVITIES
Purchase of common shares for cancellation	(7,505)	-	(17,674)

INVESTING ACTIVITIES

Decrease (increase) in note receivable to former consolidated subsidiary	-	1,082,459	(250,000)
Decrease (increase) in notes receivable	752,459	(1,289,972)	-
Decrease (increase) in short-term investments	2,349,827	1,634,870	(2,802,839)
Proceeds from disposal of investment in former consolidated subsidiary, net	-	420,954	-
Proceeds from disposal of investment in former equity investee, net	-	6,003,795	-
Proceeds from redemption of shares in significantly influenced company	59,891	-	-
	3,162,177	7,852,106	(3,052,839)

UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	8,136	(356,272)	11,306

CHANGE IN CASH AND CASH EQUIVALENTS	3,216,987	7,388,010	(3,461,587)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,961,412	3,573,402	7,034,989

CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 8(c))	$14,178,399	$10,961,412	$3,573,402

SUPPLEMENTARY CASH FLOW INFORMATION
FROM CONTINUING OPERATIONS:

Income taxes paid	$75,983	$24,241	$41,516

NON-CASH TRANSACTIONS (Note 3)

Non-cash consideration received on sale of former consolidated subsidiary	$-	$457,513	$-

See accompanying notes to consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

Consolidated Mercantile Incorporated (“the Company”) is a management holding company whose shares are traded on the Toronto Stock Exchange.   The Company recently announced that the directors have approved a business combination by way of a proposed amalgamation with Genterra Inc., a company whose shares are traded on the Toronto Venture Exchange.  The transaction is subject to the approval of shareholders of both companies and the approval of regulatory authorities.  In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.

These consolidated financial statements include the accounts of the Company and 2041804 Ontario Inc., a wholly- owned subsidiary.  Inter-company balances and transactions have been eliminated on consolidation.

1.           CHANGES IN ACCOUNTING POLICIES

Fiscal 2008

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These new standards replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation” and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages these risks.  These new standards have been adopted by the Company effective January 1, 2008.

The CICA has issued Handbook Section 1535 “Capital Disclosures”.  This section establishes standards for disclosures of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.  These new standards have been adopted by the Company effective January 1, 2008.

Fiscal 2007

The Canadian Institute of Chartered Accountants (“CICA”) issued the following accounting standards:  Handbook Section 1530: Comprehensive Income, Handbook Section 3251: Equity, Handbook Section 3855: Financial Instruments – Recognition and Measurement, Handbook Section 3861: Financial Instruments – Disclosure and Presentation, Handbook Section 3865: Hedges, and Handbook Section 1506: Accounting Changes.  These new standards were adopted by the Company on January 1, 2007.

The impact of adoption of CICA Handbook Sections 1530, 3251, 3855, and 3861 in 2007 was as follows:

The Company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of $237,135, net of taxes, to the opening balance of Retained Earnings for financial instruments classified as held-for-trading that were not previously recorded at fair value; and (ii) the recognition of $757,088 (2006 - $1,048,467) to the opening balance of Accumulated Other Comprehensive Loss related to the Company’s share of unrealized exchange loss of significantly influenced company.

The adoption of Sections 1506 and 3865 had no impact on the Company’s 2007 consolidated financial statements.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary company.  Inter-company balances and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents

The Company’s cash equivalents consist primarily of investments in short-term deposits, with maturity of three months or less from dates of placements.

(c)           Short-term Investments

Short-term investments consist of managed funds which invest in marketable securities. These investments are classified as held-for-trading.  Fair value of short-term investments is based on the net asset value of the underlying funds.

(d)           Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method.  Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value.  Any impairment in value is recorded in the consolidated statement of operations.

(e)           Translation of Foreign Currency

(i) Assets, liabilities, revenue and expenses denominated in foreign currency are translated at the rate of exchange in effect on the date of the transaction.  Monetary assets and liabilities are translated at the rates of exchange in effect at the end of the fiscal year. The resulting gains and losses are included in the consolidated statement of operations.

(ii) The Company’s former investment in its foreign operations (former equity investee) was of a self-sustaining nature.  Accordingly, assets and liabilities of foreign operations were translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses were translated at average rates for the year.  Related foreign currency translation adjustments were recorded as a separate component of shareholders’ equity in accumulated other comprehensive income (loss).

(f)           Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)           Accounting Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period.  Estimates made by management include impairment assessment of notes receivable and the basis for current and future income taxes.  Actual results could differ from management's best estimates as additional information becomes available in the future.

(h)           Revenue Recognition

Interest income is recognized on an accrual basis.  Investment transactions are recorded on the transaction date and any realized gains and losses are recognized using the average cost of the investment.

(i)           Earnings (Loss) Per Share

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

(j)           Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 6 (c).  The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  The Company accounts for stock-based compensation and other stock-based payments using the fair value-based method.  Under the fair value-based method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to contributed surplus.  Consideration paid by employees on exercise of stock options is recorded as share capital. The Company has not granted any new options since the adoption of these recommendations.  As at December 31, 2008, the Company has no outstanding stock options.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Financial Instruments

The following methods and assumptions are used by the Company in determining the recognition, measurement and  disclosures for financial instruments.

Cash and cash equivalents: The Company’s cash equivalents consist primarily of investments in short-term deposits with maturities of three months or less from dates of placement.  Cash and cash equivalents are classed as held-for-trading financial assets and are initially recognized at the fair value that is directly attributable to the acquisition or issue.  They are carried in the consolidated balance sheet at fair value with changes in fair value recognized in the consolidated statement of operations in the same period as incurred.

Short-term investments: The Company’s short-term investments consist of portfolio investments and are classified as trading securities. Short-term investments are recorded at fair value with both realized and unrealized gains and losses recognized on the consolidated statement of operations in the same period as incurred.

Other financial assets: The Company’s other financial assets consist primarily of long-term investments and note receivable.

Note receivable is classified as loans and receivables.  This is a non-derivative financial asset with fixed or determinable payments and is not quoted in an active market.  This note is initially recognized at the fair value which is determined by discounting the cash flows using the current fair market value rate and subsequently carried at amortized cost using the effective interest rate method, less provision for impairment.  Interest income and impairment write-downs are recognized on the consolidated statement of operations in the same period as incurred.  All other gains or losses are recognized when the instrument is removed from the consolidated balance sheet.

Other financial liabilities: The Company’s other financial liabilities include accounts payable and accrued liabilities.  Accounts payable and accrued liabilities consist primarily of trade payables. They are initially recognized at the fair value that is directly attributable to their acquisition or issue and subsequently carried at amortized cost using the effective interest rate method.  The effect of discounting on these financial instruments is not considered to be material.

(l) Management of Financial Risks

The Company’s financial instruments that are subject to financial risks disclosures consist primarily of cash and cash equivalents, short-term investments, note receivable, and accounts payable and accrued liabilities. The Company is exposed to various risks as it relates to these financial instruments. There have not been any changes in the nature of risks or the process of managing these risks from previous periods.  The risks and processes for managing the risks are set out below:

Liquidity Risk

Liquidity risk arises from the Company’s management of working capital.  It is the risk that the Company will encounter difficulty in meeting it financial obligations as they fall due.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Management of Financial Risks (continued)

Liquidity Risk (continued)

The Company’s objective is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due.  To achieve this aim, the Company seeks to maintain cash balances to meet expected requirements for a period of twelve months.  At the balance sheet date, the Company expected to have sufficient liquid resources to meet its obligations under all reasonable expected circumstances.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Company has not used derivative financial instruments to alter its exposure to interest rate risk.

The Company invests surplus cash in treasury bills, publicly traded corporate bonds and loans receivable.  In doing so, the Company exposes itself to fluctuations in interest rates that are inherent in such a market.  The net annualized effect for the year of a 0.5% decrease in the interest rate at the balance sheet date on these financial instruments would have resulted in a decrease in post-tax earnings of approximately $47,000 (2007 - $37,000).  A 0.5% increase in the interest rate would, on the same basis, have increased post-tax earnings by the same amount.

Currency Risk

Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  Cash and cash equivalents as at December 31, 2008 includes US$35,892 (December 31, 2007 – US$8,773,972).  Currency gains (losses) are reflected as a separate component of expenses.  The effect for the year of a $0.01 strengthening of the US Dollar against the Canadian Dollar on the Company’s US Dollar denominated amounts carried at the balance sheet date (all other variables held constant) would have resulted in an increase in post-tax earnings of approximately $240 (2007 - $58,000).  A $0.01 weakening in the exchange rate would, on the same basis, have decreased post-tax earnings by the same amount. At December 31, 2008, the Company had no outstanding foreign exchange commitments.

Other Price Risk

Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk).  The Company moderates this risk through a careful selection and diversification of securities and other financial instruments within the limits of the Company’s objectives and strategy.  Price fluctuations of the global equity markets could impact the performance of the Company’s short-term investments.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

(l) Management of Financial Risks (continued)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments.

(i) Cash and cash equivalents are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

(ii) Short-term investments held by reputable professional hedge fund managers can be withdrawn in any given month and therefore credit risk is considered minimal.

(m)           Capital Management

The Company’s primary objective when managing capital is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s investment strategy, which has been applied successfully in the past, is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

The Company considers its total capitalization to consist of shareholders’ equity. There have been no changes in what the Company considers to be capital since the previous year. The Company does not have a formal policy in measuring any net debt to equity and net debt to total capitalization ratios as the Company does not currently have any debt obligations.

As at December 31, 2008, the Company has no externally imposed capital requirements.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

(n)           Recent Accounting Pronouncements

Recent accounting pronouncements affecting the Company’s financial reporting under Canadian GAAP are summarized below:

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company will apply the amendments to Handbook Section 1000 commencing January 1, 2009.  The implementation of the amendments to Handbook Section 1000 are not expected to have a significant impact on the Company’s results of operations, financial position and disclosures.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets. The new section replaces the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company is currently assessing the impact of the new standard but does not believe it will have a significant impact on the Company’s results of operations, financial position and disclosures.

The Canadian Accounting Standards Board (“AcSB”) confirmed that the adoption of IFRS would be effective for the interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for these enterprises.  Comparative IFRS information for the previous fiscal year will also have to be reported.  These new standards will be effective for the Company in the first quarter of 2011.  The Company is currently in the process of evaluating the potential impact of IFRS to our consolidated financial statements. This will be an ongoing process as new standards and recommendations are issued by the International Accounting Standards Board and the AcSB.  While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.           NOTES RECEIVABLE
	2008	2007

Note receivable, bearing interest at prime plus 2% per annum, due on demand, secured by a general security agreement.	$-	$216,409
Note receivable, bearing interest at 10% per annum, due on demand, secured by a general security agreement.	-	616,050
Note receivable, non-interest bearing, discounted at 17.5%, repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009 and each anniversary thereafter. The note is secured by the shares of a former consolidated subsidiary, Distinctive Designs Furniture Inc. (“Distinctive”).	537,513	457,513
	537,513	1,289,972
Allowance for doubtful accounts	(437,578)	-
	99,935	1,289,972
Less: Current portion	99,935	832,459
	$-	$457,513

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years, Distinctive incurred substantial operating losses.  Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes the above reserve is appropriate.  As a result, the deferred gain on the sale of this investment has also been adjusted (Note 5).

4.           INVESTMENTS
	2008	2007

Genterra Inc., a significantly influenced company Common shares – at equity (1.5%) This is a public company with significant interest in real estate properties located in Ontario, Canada which shares are not actively traded. As a result, the market value does not reflect the underlying value of this investment. (market value 2008 - $62,805; 2007- $135,917)	$292,427	$378,746

5.           DEFERRED GAIN

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009.  The note is secured by shares of Distinctive. This note is only due and payable in any given year if Distinctive continues its business. Under Emerging Issues Committee Abstract 79, the gain on sale is only recognized in the statement of operations to the extent it is realized.  Accordingly, $420,953 of the gain on the sale has been deferred at December 31, 2007.

Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes a reserve on the promissory note is appropriate. As a result, the deferred gain has been adjusted and the reduction of $378,903 has been set off against the impairment loss on note receivable and included in expenses on the consolidated statement of operations (Note 3).

6.           CAPITAL STOCK

(a)           Authorized

Unlimited	Class A Preference shares, $0.04 non-cumulative, non-voting, non-participating,
$0.44 redeemable by the Company

              UnlimitedPreference shares, issuable in series

              UnlimitedCommon shares

(b)	Issued
	Common Shares		Class A Preference Shares
	# of Shares	$ Value	# of Shares	$ Value
Balance at December 31, 2005	5,094,507	2,698,527	315,544	141,826
Repurchase for cancellation	(13,300)	(7,046)	-	-
Balance at December 31, 2006 and 2007	5,081,207	2,691,481	315,544	141,826
Repurchase for cancellation	(4,800)	(2,542)	-	-
Balance at December 31, 2008	5,076,407	2,688,939	315,544	141,826

During the year, the Company repurchased 4,800 (2007 – Nil; 2006 - 13,300) Common shares for cancellation pursuant to a Normal Course Issuer Bid for a total consideration of $7,505 (2007 -$Nil; 2006 - $17,674).  The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

6.           CAPITAL STOCK (continued)

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

As at December 31, 2008, the Company has no outstanding stock options.

	Number of Options			Average Exercise Price
	2008	2007	2006	2008	2007	2006

Expired	-	-	(190,000)	$-	$-	$2.29
End of year	-	-	-	$-	$-	$-

(d)           Share Purchase Warrants

Pursuant to long-term debt repayment options, the Company issued share purchase warrants entitling the holders to purchase Common shares at an exercise price of $3.00 per Common share.   These share purchase warrants expired on September 7, 2006.

	Number of Warrants
	2008	2007	2006

Expired	-	-	(226,665)
End of year	-	-	-

7.           EARNINGS (LOSS) PER SHARE

The following table sets forth the calculation of basic and diluted earnings per share:

	2008	2007	2006

Numerator:
Earnings (loss) from continuing operations	$347,363	$3,755,788	$(2,973,671)
Loss from discontinued operations, net of taxes	-	(1,186,997)	(1,343,646)
Share of earnings (loss) from discontinued operations of significantly influenced company	-	639,964	(4,811,819)
Loss from discontinued operations	-	(547,033)	(6,155,465)
Numerator for basic and diluted earnings per share available to Common shareholders	$347,363	$3,208,755	$(9,129,136)
Denominator:
Weighted average number of participating shares outstanding and denominator for basic and diluted earnings (loss) per share	5,077,717	5,081,207	5,089,964
Earnings (loss) per share

Earnings (loss) per share from continuing operations
Basic and diluted	$0.07	$0.74	$(0.59)

Loss per share from discontinued operations
Basic and diluted	$0.00	$(0.11)	$(1.21)

Earnings (loss) per share
Basic and diluted	$0.07	$0.63	$(1.80)

8.           CONSOLIDATED STATEMENTS OF CASH FLOWS
	2008	2007	2006

(a)Items not affecting cash:

Unrealized (gain) loss on short-term investments	$231,664	$(179,984)	$-
Unrealized (gain) loss on foreign exchange	(8,136)	356,272	(11,306)
Reserve on contingent gain on sale of investment in former consolidated subsidiary	58,675	-	-
Write-down of short-term investments	-	-	91,799
Equity (earnings) loss of significantly influenced companies	(4,572)	723,175	783,926
Gain on dilution of investment in former equity investee	-	(67,881)	-
Gain on sale of investment in former consolidated subsidiary		(130,850)	-
Gain on sale of investment in former equity investee	-	(5,272,151)	-
Write-down of investment in significantly influenced company	31,000	140,000	-
Write-down of investment in former equity investee	-	-	991,732
Future income taxes (recovery)	-	(19,243)	695,418
	$308,631	$(4,450,662)	$2,551,569
(b)Change in non-cash components of working capital:

Decrease (increase) in accounts receivable	$5,554	$(4,706)	$26,526
(Increase) decrease in prepaid expenses	(25,564)	395	46,789
(Decrease) increase in accounts payable and accrued liabilities	(571,901)	587,587	(39,297)
Decrease in income taxes payable	(9,904)	(4,238)	(14,296)
	$(601,815)	$579,038	$19,722

(c) Cash and cash equivalents:
Cash and cash equivalents consist of cash balances with banks and investments in money market instruments. Cash and cash equivalents included in the statement of cash flows are comprised of the following balance sheet amounts:

Cash balances with banks	$48,606	$38,209	$63,807
Money market instruments	14,129,793	10,923,203	3,509,595
Total cash and cash equivalents	$14,178,399	$10,961,412	$3,573,402

Money market instruments consist primarily of investments in short term deposits with reputable Canadian financial institutions bearing interest at approximately 1% per annum with maturities of three months or less.

9.           INCOME TAXES

The Company’s income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 33.5% (2007 – 36.1%; 2006 – 36.1%) to income as described below:

	2008	2007	2006

Income tax computed at statutory combined basic income tax rates	$117,701	$1,348,503	$(820,700)
Increase (decrease) in income tax resulting from:
Non-deductible items	19,683	(1,708)	78
Non-taxable equity items	8,853	287,101	641,012
Non-taxable portion of capital (gain) loss	(167,643)	(1,347,181)	67,209
Re-valuation of future tax benefits previously recognized (not recognized)	-	(289,000)	602,000
Future tax benefits not recognized	26,500	-	220,000
Other	(1,109)	(18,040)	(9,336)
Effective income tax provision (recovery)	$3,985	$(20,325)	$700,263

The components of income taxes are as follows:

	2008	2007	2006

Current (recovery)	$3,985	$(1,082)	$4,845
Future (recovery)	-	(19,243)	695,418
	$3,985	$(20,325)	$700,263

9.           INCOME TAXES  (continued)

A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:

	2008	2007

Non-current future income tax assets
Non-capital loss carry-forwards	$511,000	$526,500
Marketable securities	26,500	-
Valuation allowance	(537,500)	(526,500)
Total future income tax assets	$-	$-

The Company has non-capital loss carry-forwards of approximately $1,548,000 of which $468,000 expires in 2014, $493,000 expires in 2015, $585,000 expires in 2026 and $2,000 expires in 2027.  No future income tax assets have been recognized in respect of these non-capital losses carry-forward.

10.           RELATED PARTY TRANSACTIONS

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

Significant related party transactions and outstanding balances not disclosed elsewhere in these consolidated financial statements are summarized as follows:

Administration and management fees of $240,000 (2007 - $240,000; 2006 - $240,000) were paid to a company of which directors, officers and/or shareholder are also directors and officers of the Company.

On December 31, 2007, upon the completion of the Company’s disposition of its investment interest in Polyair Inter Pack Inc., a bonus payment of $500,000 (2006 - $Nil) became payable to officers of the Company.  The amount was included in accounts payable and accrued liabilities as at December 31, 2007 and was paid during 2008.

The Company’s former consolidated subsidiary (Note 11) made furniture sales of $Nil (2007 - $Nil; 2006 - $131,903) to its former fifty percent owned equity investee company.

The Company’s former consolidated subsidiary (Note 11) paid rent of $Nil (2007 - $211,598; 2006 - $355,206) to a company of which directors and officers are also directors and/or officers of the Company.

The Company’s former consolidated subsidiary (Note 11) paid management fees of $Nil (2007 - $26,000; 2006 - $72,000) to a company of which directors, officers and/or shareholder are also directors and/or officers of the Company.

11.           DISCONTINUED OPERATIONS (2007)

Effective December 28, 2007, the Company sold all of its shares and all of the debt owed by Distinctive, a consolidated subsidiary, to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive have been classified by the Company as discontinued operations and comparative figures have been restated.

The following table provides information with respect to the amounts included in the results of discontinued operations for Distinctive:

	2007	2006

Sales	$18,990,737	$30,262,368

Loss before income taxes	$(2,473,725)	$(2,431,725)
Income tax (recovery)	(55,000)	267,218
Loss before non-controlling interest	(2,418,725)	(2,698,943)
Non-controlling interest	1,231,728	1,355,297
Loss from discontinued operations	$(1,186,997)	$(1,343,646)

Supplementary cash flow information from discontinued operations:

Interest paid	$674,673	$406,030

12.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

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

(b)	Comprehensive income:

For U.S. GAAP the Company has recorded the short term investments in quoted securities as available for sale securities which are recorded at fair market value with all unrealized holding gain and losses reflected in shareholders’ equity. Additionally, for U.S. GAAP, the Company has certain instruments for which readily determinable fair values are not available which are carried at cost, unless the investments are determined to be impaired in which case they are written down to estimated fair value, if less than cost.  Unquoted investments were incorrectly recorded  in 2006 and 2007 at fair market value. This has been corrected by a restatement of the 2006 and 2007 financial statements.  Under Canadian GAAP for 2006, short term investments were carried at historical cost with losses in value being recognized in income only when the loss in value is other than temporary and increases in value being recognized only when realized. During 2007 and 2008 under Canadian GAAP the short term investments are carried at fair market value with all gains and losses reflected in the statement of operations.

(c)	Stock-based compensation plans:

Commencing in 2002, the Company’s accounting policy to record compensation costs for stock options at fair value is comparable to the U.S. pronouncement under FASB No. 123.  No stock options were granted in 2008, 2007 and 2006.

(d)	Investments

Certain investees of the company have differences between U.S. GAAP and Cdn GAAP accounting and disclosures.  These differences affect the company’s equity share of their earnings.

(e)	Financial statement presentation

Certain financial statement presentation is required by US GAAP that is not required for Cdn. GAAP as follows:
•	The deferred gain has been reclassified to reduce the corresponding note receivable
•	Disclosure of trade accounts payable separate from accrued liabilities
•	The statement of cash flows is prepared starting from net income rather than net income from continuing operations
•	Interest and investment income should be disclosed as other non-operating
Income
•	Equity in discontinued operations of an equity investee should be included with equity in continuing operations of the equity investee.
•	Provisions under Fin 48 should be shown as long-term liability

12.  SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)
The effect on the consolidated balance sheet of the difference between accounting principles generally accepted in Canada and those generally accepted in the United States is summarized as follows:

	Canadian Accounting Principles $	Increase (Decrease) $	U.S. Accounting Principles $
December 31, 2008
Short term investments (b)	2,880,094	350,681	3,230,775
Notes receivable (e)	99,935	(42,050)	57,885
Income taxes recoverable (e)	-	10,435	10,435

Current assets	17,228,235	319,066	17,547,301

Investments (d)	292,427	249	292,676

Total assets	17,520,662	319,315	17,839,977

Accounts payable and accrued liabilities (e)	121,181	(25,164)	96,017
Trade accounts payable (e)	-	25,164	25,164
Income taxes payable (e)	839,565	(839,565)	-
Current liabilities	960,746	(839,565)	121,181

Deferred gain (e)	42,050	(42,050)	-
Income taxes payable (e)	-	850,000	850,000

Total liabilities	1,002,796	(31,615)	971,181

Common stock (a)	2,688,939	(226,420)	2,462,519
Retained earnings (a)	13,627,690	577,350	14,205,040
Total shareholders’ equity	16,517,866	350,930	16,868,796
Total liabilities and shareholders’ equity	17,520,662	319,315	17,839,977

12.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

December 31, 2007
Short term investments (b)	5,461,581	(244,071)	5,217,510
Income taxes recoverable (e)	-	531	531
Current assets	17,305,249	(243,540)	17,061,709
Notes receivable (e)	457,513	(420,953)	36,560
Total assets	18,141,508	(664,493)	17,477,015

Accounts payable and accrued liabilities (e)	693,078	(11,404)	681,674
Trade accounts payable (e)	-	11,404	11,404
Income taxes payable (e)	849,469	(849,469)	-
Current liabilities	1,542,547	(849,469)	693,078

Deferred gain (e)	420,953	(420,953)	-
Income taxes payable (e)	-	850,000	850,000

Total liabilities	1,963,500	(420,422)	1,543,078

Common stock (a)	2,691,481	(226,420)	2,465,061
Retained earnings (a)	13,285,290	(17,651)	13,267,639
Total shareholders’ equity	16,178,008	(244,071)	15,933,937
Total liabilities and shareholders’ equity	18,141,508	(664,493)	17,477,015

Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" (SFAS 130) requires disclosure of comprehensive income, which includes reported net earnings adjusted for other comprehensive income.  Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The following table presents comprehensive income and its components.

The CICA has adopted changes to Handbook Section 1530 Comprehensive Income which harmonizes Canadian GAAP with U.S. GAAP. The CICA requires mandatory implementation of these standards for interim and annual financial statements relating to years commencing on or after January 1, 2007.

The effect on earnings for the above differences between accounting principles generally accepted in Canada and those generally accepted in the United States are summarized as follows:

12.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

	Canadian Accounting Principles $	Increase (Decrease) $	U.S. Accounting Principles $
December 31, 2008
Interest income (e)	361,211	(361,211)	-
Investment income (loss) (e)	(1,045,628)	1,045,628	-
	(684,417)	684,417	-

Expenses	(1,062,193)	-	(1,062,193)
Earnings from operations before the following	377,776	-	1,062,193

Equity earnings of significantly influenced companies (d)	4,572	249	4,821
Write-down of investment in significantly influenced Company	(31,000)	-	(31,000)
	(24,428)	249	(26,179)
Earnings from operations	351,348	684,666	1,036,014
Other income
Interest income (e)	-	361,211	361,211
Investment income (loss) (e)	-	(450,876)	(450,876)
	-	(89,665)	(89,665)
Earnings before income taxes	351,348	595,001	946,349
Income taxes	3,985	-	3,985
Earnings for the year	347,363	595,001	942,364
Other comprehensive income (loss), net of taxes
Unrealized gain(loss) on available for sale securities (b)	-	(73,392)	(73,392)
Related tax impact	-	12,293	12,293
Comprehensive income for the year	347,363	533,902	881,265

12.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Prior period adjustment

The previously issued financial statements have been restated to correct an error in the accounting for short term investments.  Previously, the Company improperly accounted for its investments in investment funds as available for sale securities in accordance with FAS 115.  Under U.S. GAAP, as those investments do not have readily determinable fair values, they should be reported at cost, unless the investments are determined to be impaired in which case they are written down to estimated fair value, if less than cost.  The following schedules disclose the impact of correcting this error on the previously reported 2007 and 2006 U.S. GAAP amounts.

	Originally Stated U.S. Accounting Principles	Change	As Restated U.S. Accounting Principles
December 31, 2006
Balance Sheet
Short term investments	6,916,467	(444,580)	6,471,877
Future income taxes (current asset)	18,000	14,134	32,134
Future income taxes (long-term liability)	(52,231)	52,231	-
Accumulated other comprehensive income	382,563	378,215	760,778
Consolidated Statement of Operations and Other Comprehensive Income
Unrealized gain(loss) on available for sale securities	(275,876)	367,675	91,799
Related tax impact	69,593	(66,365)	3,228

December 31, 2007
Balance Sheet
Short term investments	5,461,581	(244,294)	5,217,287
Retained earnings	13,511,710	200,286	13,711,996
Accumulated other comprehensive income	-	44,008	44,008
Consolidated Statement of Operations and Other Comprehensive Income
Unrealized gain(loss) on available for sale securities	289,366	(306,851)	(17,485)
Related tax impact	297,941	52,231	350,172

12.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

	Canadian Accounting Principles $	Increase (Decrease) $	U.S. Accounting Principles $
December 31, 2007
Interest income (e)	194,304	(194,304)	-
Investment income (loss) (e)	359,629	(359,629)	-
	553,933	(553,933)	-

Expenses	1,426,177	-	1,426,177
Loss from operations before the following	(872,244)	(553,933)	(1,426,177)

Equity earnings of significantly influenced companies (d)	(723,175)	25,236	(697,939)
Gain on dilution of investment in former equity investee (d)	67,881	2,686	70,567
Equity in earnings of former equity investee (d)	-	639,964	639,964
Gain on sale of investment in former consolidated subsidiary	130,850	-	130,850
Gain on sale of former equity investee (d)	5,272,151	(294)	5,271,857
Write-down of investment in significantly influenced company (d)	(140,000)	(349,556)	(489,556)
	4,607,707	318,036	4,925,743
Earnings from continuing operations	3,735,463	(235,897)	3,499,566
Other income
Interest income (e)	-	194,304	194,304
Investment income (loss) (e)	-	559,915	559,915
	-	754,219	754,219
Earnings from operation before income taxes	3,735,463	518,322	4,253,785
Income taxes	(20,325)		(20,325)
Earnings from operations for the year	3,755,788	518,322	4,274,110
Loss from discontinued operations, net of taxes	(1,186,997)	-	(1,186,997)
Share of earnings from discontinued operation of former equity investee (e)	639,964	(639,964)	-
	(547,033)	(639,964)	(1,186,997)
Net earnings for the year	3,208.755	(121,642)	3,087,113
Other comprehensive income (loss), net of taxes
Share of unrealized exchange loss of former equity investee	(321,100)	-	(321,100)
Reclassification of unrealized exchange gain of former equity investee to earnings	1,078,188	-	1,078,188
Equity in comprehensive loss of significantly influenced company (d)	-	(135)	(135)
Translation adjustment gain (d)	-	970,005	970,005
Unrealized gain(loss) on available for sale securities (b)	-	17,485	17,485
Related tax impact	-	(350,172)	(350,172)
	757,088	637,183	1,394,271
Comprehensive income for the year	3,965,843	515,541	4,481,384

On December 31, 2007 the Company completed the sale of its 22.15% shareholding in Polyair Inter Pack Inc.

12.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

	Canadian Accounting Principles $	Increase (Decrease) $	U.S. Accounting Principles $
December 31, 2006
Interest income (e)	225,617	(225,617)	-
Investment income (loss) (e)	(217,608)	217,608	-
	8,009	(8,009)	-

Expenses	505,759	-	505,759
Loss from operations before the following	(497,750)	(8,009)	(505,759)

Equity earnings of significantly influenced companies (d)	(783,926)	224,726	(559,200)
Equity loss of former equity investee (e)	-	(4,811,819)	(4,811,819)
Gain on dilution of investment in former equity investee (e)	-	(190)	(190)
Write-down of investment in significantly influenced company (e)	-	223,909	223,909
Write-down of investment in former equity investee	(991,732)	-	(991,732)
	(1,775,658)	(4,363,374)	(6,139,032)
Earnings from continuing operations	(2,273,408)	(4,371,383)	(6,644,791)
Other income
Interest income (e)	-	225,617	225,617
Investment income (loss) (e)	-	(217,608)	(217,608)
	-	8,009	8,009
Earnings from operation before income taxes	(2,273,408)	(4,363,374)	(6,636,782)
Income taxes	700,263	-	700,263
Earnings from operations for the year	(2,973,671)	-	(7,337,045)
Loss from discontinued operations, net of taxes	(1,343,646)	-	(1,343,646)
Share of earnings from discontinued operation of Former equity investee (e)	(4,811,819)	4,811,819	-
	(6,155,465)	4,811,819	(1,343,646)
Net earnings for the year	(9,129,136)	448,445	(8,680,691)
Other comprehensive income (loss), net of taxes
Share of unrealized exchange loss of former equity investee	54,766	-	54.766
Reclassification of unrealized exchange gain of former equity investee to earnings	236,613	-	236,613
Equity in comprehensive loss of significantly influenced company (d)	-	(11,445)	(11.445)
Translation adjustment gain (d)	-	54,840	54,840
Unrealized gain(loss) on available for sale securities (b)	-	(91,799)	(91,799)
Related tax impact	-	(3,228)	(3,228)
	291,613	(51,632)	239,747
Comprehensive income for the year	(8,837,757)	396,813	(8,440,944)

12.  SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

	2008	2007	2006

Earnings (loss) from continuing operations - U.S. GAAP	942,364	4,274,110	(7,337,045)
Earnings (loss) per share from continuing operations – U.S. GAAP
Basic	0.19	0.84	(1.44)
Diluted	0.19	0.84	(1.44)

Loss from discontinued operations - U.S. GAAP	-	(1,186,997)	(1,343,646)
Loss per share from discontinued operations - U.S. GAAP
Basic	0.00	(0.23)	(0.26)
Diluted	0.00	(0.23)	(0.26)

Net earnings (loss) - U.S. GAAP	942,364	3,087,113	(8,680,691)
Earnings (loss) per share - U.S. GAAP
Basic	0.19	0.61	(1.70)
Diluted	0.19	0.61	(1.70)

Reconciliation of U.S. GAAP Effective Income Tax Provision (Recovery):
	2008	2007	2006
	$	$	$

Income tax computed at statutory combined income tax rates	317,027	1,535,616	(2,419,875)
Increase (decrease) in tax resulting from
Non-deductible expenses	19,683	(1,708)	78
Non-taxable equity items	8,769	172,290	2,216,191
Non-taxable portion of capital (gain) loss	(267,264)	(1,383,332)	79,207
Re-valuation of future tax benefits previously recognized (not recognized)	-	(289,000)	602,000
Future tax benefits not recognized	26,500	-	220,000
Other	(100,730)	(54,191)	2,662

Effective income tax provision (recovery)	3,985	(20,325)	700,263

12.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Reconciliation of U.S. GAAP Effective Income Tax Provision (Recovery) on discontinued operations:
	2008	2007	2006
	$	$	$

Income tax computed at statutory combined income tax rates	-	(893,015)	(888,523)
Increase (decrease) in tax resulting from
Non-deductible expenses	-	4,422	151,030
Non-taxable equity items	-	-	(30,170)
Re-valuation of future tax benefits previously recognized (not recognized)	-	833,593	926,521
Future tax benefits not recognized	-	-
Other	-	-	108,360

Effective income tax provision (recovery)	- .	55,000	267,218

Reconciliation of Shareholders’ Equity:
	2008	2007	2006
	$	$	$

Shareholders’ equity based on Canadian GAAP	16,517,866	16,178,008	11,975,030
Correction of accounting error on valuation of short term investments	-	(244,071)	(444,377)
Purchase of non-arm’s length companies (Note 12(a))	-	-	(226,420)
Effect of GAAP differences in former subsidiary on accounting gain on sale of shares	-	-	221,580
Effect of GAAP difference on impairment of goodwill	-	-	118,720
Adjustment of short term investments to cost basis	350,681	-	-
Effect of GAAP differences in subsidiaries and effectively controlled companies on equity investment transactions	249	-	468,879
Comprehensive income adjustments: Effect of GAAP difference in accounting for accumulated translation loss	-	-	(236,613)
Future tax effect on accumulated translation loss	-	-	350,172
Unrealized gain on available for sale securities, net of income taxes	-	-	237,135
Equity in comprehensive income of significantly influenced company	-	-	135
Shareholders’ equity based on U.S. GAAP	16,868,796	15,933,937	12,464,261

12.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Accounting policy

Accounts and notes receivable

Notes and accounts receivable are recorded under the terms of the agreement or at the invoiced amount, are periodically assessed for recoverability and an allowance for doubtful accounts established. A note or account receivable is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest. Interest income is not recognized when a note or account receivable becomes uncollectible.

Notes receivable

For Canadian GAAP purposes the Company discloses the non-interest bearing note receivable as part of Notes Receivable and the deferred gain related thereto as a long-term liability.  In these financial statement the net amount has been disclosed as an asset or liability as appropriate.

	2008	2007
Note receivable, bearing interest at prim plus 2% per annum, due on demand, secured by a general security agreement	$-	$216,409

Note receivable, bearing interest at 10% per annum, due on demand, secured by a general security agreement	-	616,050

Note receivable, non-interest bearing discounted at 17.5%, repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009 and each anniversary thereafter. The note is secured by the shares of a former consolidated subsidiary, Distinctive Designs Furniture Inc. (“Distinctive”)	537,513	457,513

Deferred gain on discounted note receivable (Note 5)	(420,953)	(420,953)

	116,560	869,019

Allowance for doubtful accounts	(58,675)	-

	57,885	869,019

Less: current portion	57,885	832,459
	$-	$36,560

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years, Distinctive incurred substantial operating losses.  Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes the above reserve is appropriate.

12.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Investment income

	2008	2007	2006

Distributions from limited partnerships	$28,528	$28,528	$29,909
Management fees	13,734	35,987	41,443
Gain (loss) on investments	(493,138)	495,400	(355,632)

Investment income	$(450,876)	$559,915	$(284,280)

Related Party Transactions

The Company has outstanding balances and transactions with its consolidated subsidiary and former subsidiary, which have been eliminated on consolidation.

	2008	2007	2006
	$	$	$
2041804 Ontario Inc. (consolidated subsidiary)

Non-interest bearing loan payable denominated in U.S. Dollars	16,658,086	13,542,681	15,920,703
Foreign exchange gains (losses)	3,100,746	(2,377,648)	(60,485)

Distinctive Designs Furniture Inc. (former consolidated subsidiary) (Note 11)

Loans receivable	-	-	998,068
Interest receivable	-	-	15,855
Interest revenue	-	76,473	29,557

Income Taxes

In accordance with FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), the Company classified interest and penalties associated with income tax positions in income tax expenses.  The Company did not incur any interest and penalties with income tax positions for the years 2008, 2007 and 2006.

In accordance with FIN 48, the Company has unrecognized tax benefits of approximately $850,000 that, if recognized, would affect the effective tax rate.  Tax position for fiscal years 2004 and on still remain opened for examination by major tax authorities.

12.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Fair Value Measurements

The Company’s consolidated balance sheets include the following financial instruments: cash, short-term investments, accounts receivable, notes receivable and accounts payable.  The carrying amounts of current assets and liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

The Company adopted FAS 157 for its financial assets and liabilities as of January 1, 2008.  This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value instruments.  The fair value hierarchy is as follows:

Level 1 – Quoted (unadjusted) prices for identical assets and liabilities in active markets

Level 2 – inputs other than quoted prices, included with Level 1 that are observable for the asset or liability, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets (few transactions, limited information, non-current prices, high variable over time);
•	Inputs other than quoted prices that are observable for the asset/liability (e.g. interest rates, yield curves, volatilities, default rates, etc); and;
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by other observable market data.

The Company’s assets are measured as follows:

Cash – the carrying value of cash approximates fair value as maturities are less than three months.  Cash has been valued using the market value technique.

Short-term investments – The estimated fair values of the short term investments are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the price. Short-term investments are valued using the market value technique.

Notes receivable – The estimated fair value of the note receivable is based on unobservable inputs that cannot be corroborated by observed market data.  Notes receivable are valued using the income approach technique.

		Fair Value Measurements at Reporting Date Using:
Assets:	December 31, 2008	Quoted Prices in Active Markets for Identical Level Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash	14,178,399	$14,178,399	-	-
Short-term investments	2,880,094	302,540	-	2,577,554
Notes receivable	57,885	-	-	-
Investments	292,427	-	292,427	-

12.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Short Term Investments

Balance at beginning of period	$5,085,648

Additional investments	2,250,000

Redemption of investments	(3,743,600)

Unrealized loss on investments not included in earnings	(158,269)

Loss on investments included in earnings	(856,225)

Balance at end of period	$2,577,554

Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method.  Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value.  Any impairment in value is recorded in the consolidated statement of operations.

	2007	2006
Polyair Inter Pack Inc. Common shares – at equity (Nil; 2006 - 22.8%)
Proportionate share of net book value	$-	$1
Unamortized goodwill	-	-
(market value – 2006 - $3,332,167)	-	1

The potential conversion of outstanding options and the conversion of a convertible note receivable could reduce the Company’s ownership to 20.6%

12.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Recent United States Accounting Pronouncements:

SFAS No 162           In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles.  SFAS 162 identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation and presentation of financial statements in accordance with U.S. GAAP.  The statement will be effective 60 days after the SEC approves the Public Company Accounting Oversight Board’s amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  We do not expect the adoption of SFAS 162 to have an effect on our consolidated financial statements.

SFAS No. 161          In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which expands the quarterly disclosures requirements in SFAS No. 133 for derivative instruments and hedging activities, effective for fiscal years beginning after November 15, 2008.  We do not expect the adoption of SFAS 161 to have an effect on our consolidated financial statements.

FAS No. 157-2           In February 2008, the FASB issued FSP No. 157-2 Effective Date of FASB Statement No. 157, which defers the effective date of FASB 157 for certain non-financial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis.  The deferred provisions of FASB 157 affect assets measured at fair value in goodwill impairment testing, non-financial long-lived assets measured at fair value for impairment assessment and asset retirement obligations initially measured at fair value.  The Company will adopt these deferred provisions on January 1, 2009 and does not expect them to have a material impact on our consolidated financial statements.

FAS No. 157-3          The FASB issued FASB Staff Position FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.   The FSP clarifies the application of FASB No. 157, Fair Value Measurement, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  The Company will adopt these provisions on January 1, 2009 and does not expect them to have a material impact on our consolidated financial statements.

EITF 03-6-1                In June 2008 the FASB issued FASB Staff Position (FSP) EITF 03-6, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.  The FSP provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method.  The FSP is effective for years commencing after December 15, 2008.  The Company is currently assessing the affect of its adoption may have on its consolidated financial statements.

SFAS No. 141(R)      In December 2007, the FASB issued SFAS No. 141(R) Business Combinations.  The statement provides revised guidance for recognition and measuring assets acquired and liabilities assumed in a business combination.  It also requires transaction costs for a business combination to be expensed as incurred.  SFAS 141(R) will impact our accounting for and business combinations we complete after 2008.

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Column A	Column B	Column C			Column D	Column E	Column F
Description	Balance Beginning of Period	Charged to Costs and Expenses		Additions Charged to Other Accounts – Describe	Other (2)	Deductions- Describe (3)	Balance End of Period
	$	$		$	$	$	$
Allowance for doubtful accounts
December 31, 2008	-	58,675	(1)	-	-	-	58,675
December 31, 2007	92,080	-		-	(92,080)	-	-
December 31, 2006	386,745	(53,428)		-	-	(241,237)	92,080

(1)  Reserve on note receivable, net of deferred gain, (see Notes 3 & 5) to 2008 Annual Consolidated Financial Statements)

(2)  Disposal of former consolidated subsidiary.

(3)  Deductions represent bad debts written off against accounts receivable and reversals of over accruals.

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

Dated: June 30, 2009