Form 20-F
period 2009-12-31
CONSOLIDATED MERCANTILE INC
filed 2010-06-29
CIK 784012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2009 or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 or

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission File Number 0-14009

CONSOLIDATED MERCANTILE INCORPORATED
(Exact name of registrant as specified in its charter)
Ontario, Canada
(Jurisdiction of incorporation or organization)
106 Avenue Road, Toronto, Ontario, Canada M5R 2H3
(Address of principal executive offices)
Securities to be registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Title of class ___None ______

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
    At May 9, 2010, the day preceding the amalgamation of Genterra Inc., the Company had outstanding 5,076,407 Common Shares , no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☑
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement the registrant has elected to follow. Item 17 ☐  Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

UNLESS OTHERWISE NOTED, THE DOLLAR AMOUNTS CONTAINED IN THIS REPORT ARE IN CANADIAN CURRENCY ($1 CDN = $0.9527 U.S. AT May 28, 2010) AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.  KEY INFORMATION.

A. Selected Financial Data

                        (All Figures in Canadian Dollars)
                 (Prepared in Accordance with Canadian G.A.A.P.)

SUMMARY OF OPERATING DATA

Year Ended December 31
	2009	2008	2007	2006	2005

Revenue	$578,379	$(684,417)	$553,933	$8,009	$616,294
Expenses	841,751	(1,062,193)	1,426,177	505,759	850,142
Earnings (loss) from continuing operations	(274,511)	347,363	3,755,788	(2,973,671)	(1,071,295)
Earnings (loss) from discontinued operations	42,050	-	(547,033)	(6,155,465)	(5,032,158)
Net earnings (loss) for the year	$(232,461)	$347,363	$3,208,755	$(9,129,136)	$(6,103,453

Earnings (loss) per share from continuing operations
Basic	$(0.05)	$0.07	$0.74	$(0.59)	$(0.21)
Diluted	$(0.05)	$0.07	$0.74	$(0.59)	$(0.21)

Earnings (loss) per share from discontinued operations
Basic	$0.01	$0.00	$(0.11)	$(1.21)	$(0.99)
Diluted	$0.01	$0.00	$(0.11)	$(1.21)	$(0.99)

Earnings (loss) per share
Basic	$(0.04)	$0.07	$0.63	$(1.80)	$(1.20)
Diluted	$(0.04)	$0.07	$0.63	$(1.80)	$(1.20)

SUMMARY OF BALANCE SHEET DATA

	2009	2008	2007	2006	2005
Total Assets:	$17,826,313	$17,520,662	$18,141,508	$24,121,704	$33,240,221
Working Capital:	16,033,341	16,267,489	15,762,702	12,283,371	14,846,470
Long term debt:	-	-	-	-	-
Dividends declared per equity share:	Nil	Nil	Nil	Nil	Nil
Shareholders' Equity:	$16,285,405	$16,517,866	$16,178,008	$11,975,030	$20,830,461

The effect of the differences between accounting  principles  generally accepted in Canada and those  accepted  in the United  States on working capital, total assets, long-term debt, shareholders’ equity, and cash dividend per share as  described  in Note 14 to the  Audited Consolidated  Financial  Statements for the five years ended December 31, 2009, 2008, 2007, 2006, and 2005 are summarized as follows:

Year ended December 31, 2009	Canadian Accounting Principles	Increase (Decrease)	U.S. Accounting Principles
Working capital	$16,033,341	$30,643	$16,063,984
Total assets	17,826,313	29,002	17,855,315
Long-term debt	Nil		Nil
Shareholders’ equity	$16,285,405	$74,259	$16,359,664
Cash dividends per common share	Nil		Nil

Year ended December 31, 2008	Canadian Accounting Principles	Increase (Decrease)	U.S. Accounting Principles
Working capital	$16,267,489	$1,158,409	$17,425,898
Total assets	17,520,662	319.093	17,839,755
Long-term debt	Nil		Nil
Shareholders’ equity	$16,517,866	$350.708	$16,868,574
Cash dividends per common share	Nil		Nil

Year ended December 31, 2007	Canadian Accounting Principles	Increase (Decrease)	U.S. Accounting Principles
Working capital	$15,762,702	$605,706	$16,368,408
Total assets	18,141,508	(664,716)	17476,792
Long-term debt	Nil		Nil
Shareholders’ equity	$16,178,008	$(244,294)	$15,933,714
Cash dividends per common share	Nil		Nil

Year ended December 31, 2006	Canadian Accounting Principles	Increase (Decrease)	U.S. Accounting Principles
Working capital	$12,283,371	$(155,224)	$12,128,147
Total assets	24,121,704	105,483	24,227,187
Long-term debt	Nil		Nil
Shareholders’ equity	$11,975,030	$855,686	$12,830,716
Cash dividends per common share	Nil		Nil

Year ended December 31, 2005	Canadian Accounting Principles	Increase (Decrease)	U.S. Accounting Principles
Working capital	$14,846,470	$472,117	$15,318,587
Total assets	33,240,221	(377,883)	32,862,338
Long-term debt	Nil		Nil
Shareholders’ equity	$20,830,461	$(377,883)	$20,452,578
Cash dividends per common share	Nil		Nil

Fiscal Year Ended December 31
	2009	2008	2007 (Restated)*	2006 (Restated)*	2005 (Restated)*
Earnings (loss) from continuing operations	$(625,734)	$1,015,757	$3,967,269	$(7,022,588)	$(5,297,981)
Earnings (loss) per share from continuing operations
Basic	$(0.12)	$0.20	$0.78	$(1.38)	$(1.05)
Diluted	$(0.12)	$0.20	$0.78	$(1.38)	$(1.05)
Earnings (loss) from discontinued operations	$42,050	$-	$(1,186,997)	$(1,343,646)	$(1,003,492)
Earnings (loss) per share from discontinued operations
Basic	$0.01	$0.00	$(0.23)	$(0.26)	$(0.20)
Diluted	$0.01	$0.00	$(0.23)	$(0.26)	$(0.20)
Net earnings (loss)	$(583,684)	$1,015,757	$2,780,272	$(8,366,234)	$(6,301,473)
Earnings (loss) per share
Basic	$(0.11)	$0.20	$0.55	$(1.64)	$(1.24)
Diluted	$(0.11)	$0.20	$0.55	$(1.64)	$(1.24)

*Refer to Note 14 to the Audited Consolidated Financial Statements for the year ended December 31, 2009

Exchange Rates.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the five fiscal periods ended December 31, 2009, 2008, 2007, 2006, and 2005, the average rates for the period and the range of high and low rates for the period. The data for May 2010 and for each month during the most recent six months is also provided.

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

U.S. Dollar/Canadian Dollar

		Low	High	Close
May 2010		1.08	1.01	1.05
April 2010		1.02	1.00	1.01
March 2010		1.04	1.01	1.02
February 2010		1.07	1.04	1.05
January 2010		1.07	1.03	1.07
December 2009		1.07	1.04	1.05

	Average	Low	High	Close
Fiscal Year Ended 12/31/2009	1.14	1.30	1.03	1.05
Fiscal Year Ended 12/31/2008	1.07	1.30	0.97	1.22
Five Months Ended 12/31/2007	1.09	1.19	0.92	0.99
Fiscal Year Ended 7/31/2006	1.12	1.19	1.03	1.07

On May 28, 2010 the exchange rate for the US/Canadian dollars was $0.9527 ($1.0497/1US$), based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York. The above averages are calculated from daily noon buying rates.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable

D.  Risk factors

The Company is subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, the Company has specific risks that it faces, the most significant of which are detailed below.

Uncertain Return On Short-Term Investments Could Have A Material Adverse Effect On Our Business, Financial Condition And Results Of Operations.

 The Company’s return on its short-term investments will be contingent upon the performance of its various professional investment managers and the public financial markets. Difficult market and economic conditions may adversely affect our business and profitability. Our revenues and profitability are likely to decline during periods of poor performance of our various professional investment managers and the public financial markets. The financial markets are by their nature risky and volatile and are directly affected by many factors that are beyond our control. Our operations may suffer to the extent that ongoing market volatility of the recent past was to persist which could adversely affect our financial condition and cash flow.

Cash Deposits Held At Banks May Exceed The Amounts Of Insurance Provided On Such Deposits  And Any Loss Arising There From Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. If we were to suffer a loss as a result of a failure of one of these Banks and the insurance provided thereon was insufficient to cover the amount of the deposit our operations may suffer. This could adversely affect our financial condition and cash flow.

Adverse Currency Fluctuations on Cash Deposits Held In Foreign Denominated Currencies Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Currency risk is the risk that a negative variation in exchange rates between the Canadian Dollar and foreign currencies will affect the Company’s operating and financial results. If the Company holds funds denominated in a foreign currency and the value of this currency experiences a negative fluctuation due to a change in exchange rates this could have a material adverse affect on our business, financial condition and results of operations.

Declines In Invested Amounts As A Result Of Changes In Prevailing Interest Rates Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Some of the cash, cash equivalents and securities that the Company may invest in are subject to interest rate risk. This means that an adverse change in prevailing interest rates may cause the principal amount of the investment to fluctuate and the amount of the investment to decline. Such a decline could have a material adverse affect on our business, financial condition and results of operations.

Third Party Valuation Risk Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations

The valuations of private investment Limited Partnerships rely on third party financial inputs of the underlying securities.  If the financial inputs of the underlying securities were directly verifiable, there is a risk that the reported fair values may differ.

The Company Has No Experience Operating As An Investment Company And, If Required To Register As An Investment Company Under The United States Investment Company Act Of 1940, As Amended (The "Company Act"), We Would Find This Process Both Costly and Challenging.

With the successful completion of the amalgamation with Genterra Inc. (see ITEM 4A - History and Development of the Company) , we do not believe that we will be an investment company under the Company Act, by virtue of Rule 3A-1. Rule 3A-1 provides that an issuer will not be considered an investment company if no more than 45% of the value of its total assets (exclusive of cash items and government securities) consists of, and no more than 45% of its net income after taxes is derived from, certain securities. In order to continue to meet the requirements of Rule 3A-1, we will be required to analyze our assets and financial statements on a continuous basis in order to identify any potential problems including the need to reallocate working capital assets into cash and cash items.  This analysis and reallocation will obviously increase our cost of operations, and may from time to time require the retention of legal and accounting experts in order to address any problems identified by such analysis.  Should we not be able to continue to qualify for the applicable exclusion, the Company may be required to register as an investment company under the Company Act.   In such an event, substantial work on our part will be required to implement appropriate reporting and compliance processes as required by the Company Act.  The significant changes to our operations would include retaining a registered investment adviser, registered under the United States Investment Advisers Act of 1940, as amended, to manage the Company's portfolio and adopting a series of compliance documents to ensure compliance.  Such modifications could result in a complete change in the Company's operations, and, further, may require a new investment decision to be made by the Company's shareholders.  In order to do so, the Company may be required to file appropriate documentation with the Securities and Exchange Commission and there is no guarantee that all shareholders would approve of the change. Finally, the failure to comply properly with SEC laws, rules and regulations could result in significant fines and other penalties, resulting in a material negative impact on the Company.

We have no experience operating as an investment company and to do so is costly and challenging, and could materially hinder our ability to operate as a public company.

As a result of the amalgamation with Genterra Inc. ("Genterra"), the following additional risks are applicable to the amalgamated entity Genterra Capital Inc. ("GCI").

The Anticipated Benefits Of The Amalgamation Are Contingent On The Successful Integration Of The Operations Of Genterra And CMI.

The success of the amalgamation will depend, in part, on the ability of GCI to realize the anticipated synergies and growth opportunities from integrating Genterra’s and CMI's businesses. GCI’s success in realizing these benefits, beyond the savings in public company and administration costs to be realized from eliminating one public company, and the timing of this realization depends upon the successful integration of the operations of Genterra and CMI. We cannot assure you that the amalgamation will result in the realization of the full benefits we anticipate.

Our Need To Maintain Liquidity And Financial Condition Could Be Adversely Affected By Market And Economic Conditions.

A liquidity risk arises from GCI’s management of working capital and principal repayments on its debt obligations to avoid difficulty in meeting its financial obligations as they become due. Liquidity is essential to our business and may be impaired by circumstances that we may be unable to control, such as general market disruption or an operational problem which in turn could affect our financial condition and ability to satisfy debt service obligations.

Real Property Investment Tend to be Relatively Illiquid and Could Affect Our Need to Maintain Liquidity and Financial Condition Which May Have A Material Adverse Effect On Our Business, Financial Condition and Results of Operations.

All real property investments are subject to elements of risk.  Such risks include general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments.  Such illiquidity may tend to limit GCI’s ability to vary its portfolio promptly in response to changing economic or investment conditions.  If a property was to incur a vacancy either by the continued default of a tenant under its lease or the expiration of a lease, and if the vacancy was to continue for a long period of time and GCI was required to liquidate one or all of its real property investments, the resale of the property or properties could be diminished and the proceeds to GCI might be significantly less than the aggregate value of its properties on a going concern basis. This could have a material adverse effect on our business, financial condition and results of operations.

We Have Large Single Purpose Tenants And Are Dependent On Them For A Large Portion Of Our Rental Revenue, So Our Success Is Dependent On Their Financial Stability And Continuation Of Their Leases.

The need to renew and release upon lease expiration is no different for GCI than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenant, have tenant specific leasehold improvements.

These two properties, which are both leased to The Cambridge Towel Corporation (“Cambridge”), will together account for 12% and 20% of GCI’s assets and rental revenue, respectively, as at December 31, 2009, and therefore constitute a significant credit concentration. The term for both leases expires on January 31, 2011.  In the event that GCI was to lose this tenant, or the tenant was unable to pay its rent as it becomes due, and GCI is not successful in replacing it with a similar tenant, this would have a significant impact on GCI’s revenue, financial condition and ability to satisfy its debt service obligations.  In addition, a significant amount of demolition could be required to remove tenant specific leasehold improvements.  Accordingly this credit concentration could be considered a risk factor.

We Are Dependant On Our Tenants For A Large Portion Of Our Revenue So Our Cash Flow And Accordingly Our Success Is Dependent On The Financial Stability Of Our Tenants.

The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk.  For the most part, GCI’s tenants are suppliers to the retail market and therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of GCI's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact GCI as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. In addition, if GCI is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure and sale. If a lease is terminated, we cannot assure you that we will be able to lease the property for the rent previously received or sell the property without incurring a loss.

Loss Of Tenants Could Affect Leasing Flexibility, Reduce Our Revenue, Net Income And Financial Condition.

The relocation by an existing tenant could adversely affect GCI’s ability to generate income.  The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 55.6% of the building occupied by one tenant. The balance of the building is occupied by smaller tenants.  In the event that one or more of these tenants was to vacate their unit GCI may find it difficult to provide appropriate space to prospective tenants. This could have an adverse effect on our financial performance through reduced revenues and cash flows which in turn may affect our ability to satisfy our debt service obligations.

GCI May Not Be Able To Renegotiate Financing Terms As They Come Due Which Could Affect Our Liquidity And Financial Condition.

We cannot assure you that GCI will be able to successfully renegotiate mortgage financing on favourable terms on the various properties as the existing mortgages fall due. This could impact our liquidity, financial condition and our ability to meet working capital requirements.

General Uninsured Losses My Result In GCI Losing Its Investment In And Cash Flows From Properties And Could Reduce Our Net Income.

GCI carries comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties.  There are however certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis.  Should an uninsured or underinsured loss occur, the value our assets will be reduced by such uninsured loss. In addition, GCI could lose its investment in and anticipated revenues, profits and cash flows from one or more of its properties, but GCI would continue to be obliged to repay any recourse mortgage indebtedness on such property which in turn will reduce our net income. Accordingly an uninsured or underinsured loss could impact our financial condition.

Environmental Legislation And Contamination May Affect Our Operating Results And Our Ability To Borrow Against Or Sell Real Estate.

Environmental legislation and policies has become an increasingly important feature of real property ownership and management in recent years.  Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances and, accordingly, environmental contamination could be considered a risk factor. GCI’s tenants include companies in the textile manufacturing business which represents a potential environmental risk.  In addition, the migration of third party offsite contamination to one of GCI’s properties could be considered a risk.  The failure by GCI to affect any necessary remedial work may adversely affect GCI’s ability to sell real estate or to borrow using the real estate as collateral and could result in claims against GCI.  The cost of defending against claims of liability, complying with environmental regulatory requirements, or remediating any contaminated property could materially adversely affect the business, assets or results of operations of GCI. GCI has introduced an environmental maintenance program to oversee GCI’s compliance with Ministry of the Environment guidelines.

GCI’s Common Stock May Be Deemed To Be A "Penny Stock," Which May Make It More Difficult For Investors To Sell Their Shares Due To Suitability Requirements.

Our common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline. Penny stocks are stocks:

With a price of less than $5.00 per share;

That are not traded on a "recognized" national exchange;

Whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stock must still have a price of not less than $5.00 per share);

In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $10.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor.

You May Have Difficulty Selling Your Shares Of GCI Because Of The Limited Trading Volume.

Historically, the securities of Genterra and CMI have experienced a very limited trading volume. As a result there may be less coverage by security analysts, the trading price may be lower, and it may be more difficult for our stockholders to dispose of our securities.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company..

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY
The Company was incorporated on August 12, 1940 under the Companies Act of the Province of Ontario under the name of “Erie Flooring and Wood Products Limited”.  It became a public company on December 2, 1948 changed its name to “Erie Diversified Industries Ltd.” on December 5, 1968, changed its name to “Lambda Mercantile Corporation Ltd.” on August 10, 1973, changed its name to “Consolidated Mercantile Corporation” on September 30, 1987.

By Certificate and Articles of Amalgamation filed pursuant to the Business Corporation Act (Ontario) and effective on December 30, 1994, Consolidated Mercantile Corporation amalgamated with Lam-Tar Inc. and continued as Consolidated Mercantile Corporation.  On October 22, 1998, Consolidated Mercantile Corporation changed its name to “Consolidated Mercantile Incorporated”.

Historically, the Company has been a management holding company which effected its strategy through investment in, management of and merchant banking to its core strategic industries, including furniture, packaging, and finance, with the objective of creating added value to the Company and its shareholders.

Over the past number of years, the Company’s investment interests in both Polyair Inter Pack Inc. (“Polyair”) - a manufacturer of protective packaging products, and Distinctive Designs Furniture Inc. (“Distinctive”) - a manufacturer of furniture, incurred substantial operating losses.  During this period, management of the Company spent considerable time and effort in assisting these business units in restructuring their operations and enhancing their ability to be more competitive in their respective industries.  These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.

Since the time of sale of both Polyair and Distinctive, the Company with its strengthened financial and management resources has sought out new long-term strategic acquisitions. In keeping with its history of being primarily engaged in the business of investing in and managing of majority owned operating companies, management continues to seek out target acquisitions that they believe will offer future growth and added value to the Company, and its shareholders. As part of this process, the Company's Board of Directors determined that an amalgamation with Genterra Inc. ("Genterra") would be in the best interests of the Company. The special resolution authorizing the amalgamation was adopted at meetings of the shareholders of both companies on February 25, 2010 and the amalgamation to form a new company under the name of Genterra Capital Inc. was successfully completed on May 10, 2010.

Furniture Products.

Until December 2007 the Company’s furniture division (the "Furniture Division") consisted primarily of a 50.33% interest in Distinctive, a private Ontario corporation which manufactures and imports leather and fabric upholstered furniture for sale to major Canadian department stores, mass merchants and independent furniture stores, as well as to a number of customers in the United States. Furniture Product sales for 2007 and 2006 were approximately $19 million and $30 million respectively. Approximately $4 million of the 2007 and $12.5 million of the 2006 Furniture sales were to customers in the United States. The remaining sales were to customers in Canada. As CMI sold its investment interest in Distinctive in December 2007 there were no Furniture Product sales in 2008 and 2009.

In August 2007 Distinctive filed a Proposal to restructure its unsecured liabilities.  The Proposal was accepted by Distinctive’s unsecured creditors and approved by the Ontario Superior Court of Justice.  In August 2007 CMI announced its intention to initiate a process to sell its investment interest in Distinctive and effective December 28, 2007, sold its shares and the debt owed by Distinctive to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive have been reported by the Company as Discontinued Operations.

Protective Packaging Products.

Until December 2007, the Company had a 22.15% interest (44.5% until March 2004) in Polyair.  Polyair is an Ontario holding company which manufactures and distributes protective packaging products through its wholly-owned U.S. and Canadian subsidiaries. Protective Packaging Products sales for 2007 and 2006 were approximately $132 million and $142 million respectively. Approximately $116 million of the 2007 and $123 million of the 2006 Protective Packaging Products sales were to customers in the United States. The remaining sales were to customers in Canada. As the Company sold its investment interest in Polyair in December 2007 there were no Protective Packaging Products sales in 2008 and 2009.

In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair.  On December 31, 2007, the Company completed a private sale of all of its remaining shareholdings in Polyair.

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

In March, 2009, the Company announced that its directors had approved a business combination by way of a proposed amalgamation with Genterra, a company whose shares are traded on the TSX Venture Exchange.  The special resolution authorizing the amalgamation was adopted at meetings of the shareholders of both companies on February 25, 2010 and the amalgamation to form a new company under the name of Genterra Capital Inc. was successfully completed on May 10, 2010. The name of the amalgamated company is Genterra Capital Inc.

The combined company will benefit from the synergies resulting from a larger corporation with larger and more varied assets, a larger equity and income base and greater opportunities, which will help facilitate the financing of future growth and expansion.  The combined entity will allow for the businesses of both companies to operate on a more expeditious and cost effective basis.

Business Conditions

Other than as described under Item 3 D. Risk Factors, the Company is not aware of any other distinctive or special characteristics of its operation or industry or those of its subsidiaries or affiliates which may have a material impact on future financial performance or of any material country risks which could materially affect operations of the Company or its subsidiary or affiliated corporations.

Plan of Operations

Since the time of sale of both Polyair and Distinctive, the Company with its strengthened financial and management resources has sought out new long-term strategic acquisitions. While the Company’s management have analyzed a number of potential acquisition targets during this period, to-date none have been consummated. In keeping with its history of being primarily engaged in the business of investing in and managing of majority owned operating companies, management continues to seek out target acquisitions that they believe will offer future growth and added value to the Company and its shareholders. As part of this process, the Company’s Board of Directors determined that an amalgamation with Genterra would be in the best interests of the Company. The amalgamation was successfully concluded on May 10, 2010 to form a new company under the name of Genterra Capital Inc. The Company’s Board of Directors believe that with the completion of the amalgamation, the amalgamated company’s strengthened balance sheet will allow it to analyze larger potential investments, to capitalize on favorable market conditions and to, among other things, consider expanding its real estate income producing portfolio.

In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.

C.  ORGANIZATIONAL STRUCTURE

Subsequent to the amalgamation with Genterra, the Company's  investments are comprised of a 100% interest in:
Rallets Realty Inc.
Ninety Ontario Street Inc.
127627 Ontario Limited
767705 Ontario Limited
and 2041804 Ontario Inc.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

General

The following table sets forth items derived from the consolidated statements of operations for the years ended December 31, 2009 and 2008:

(In thousands of dollars)	Years Ended December 31
	2009	2008
Investment revenue (loss)	$578	$(684)
Expenses	(841)	1,062
Earnings (loss) on equity items	2	(27)
Earnings (loss) before income taxes	(261)	351
Income tax (expense) recovery	(13)	(4)
Earnings (loss) from continuing operations	(274)	347
Deferred gain recognized on sale of former consolidated subsidiary	42	-
Net earnings (loss)	$(232)	$347

FISCAL 2009 COMPARED TO FISCAL 2008

Revenue. Revenue for the year ended December 31, 2009 increased to $578,379 compared to an investment loss of $684,417 for the comparable 2008 period. Revenue for the year ended December 31, 2009 includes interest income on cash and cash equivalents of $108,091 and share of income from investment in Limited Partnerships of $470,288. Revenue for the year ended December 31, 2008 includes interest income on cash and cash equivalents of $361,211 and share of loss from investment in Limited Partnerships of $1,045,628. The decrease in interest income in 2009 is due to the substantial decrease in interest rates following the current economic conditions and the resulting tightening in the credit markets. Investment income increased in 2009 due to the improved results achieved from the Company’s Limited Partnership investments during the period.

Administrative and General Expenses. Administrative and general expenses for the year ended December 31, 2009 and 2008 were $821,097 and $536,873 respectively. Administrative and general expenses normally include fees for management and administrative services, legal and audit fees, and public company shareholder costs.  The expenses for the year ended December 31, 2009 include a provision for non-deductible interest expenses of approximately $250,000 which arise from the reassessment of prior year taxes.

Gain (loss) on Foreign Exchange.   Loss on foreign exchange for the year ended December 31, 2009 was $1,978 compared to gain on foreign exchange of $1,657,741 for the comparable 2008 period.  During the period under review the Company held minimal funds denominated in United States dollars.  The gain for the 2008 period resulted from the effect on the Company’s U.S. Dollar holdings on hand at the time of the strengthening of the United States Dollar relative to the Canadian Dollar.

Other expenses. Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, commencing in January 2009.  The first instalment was received in April 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years Distinctive incurred substantial operating losses. Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy. The second instalment on the promissory note was received in February 2010.  As a result, the deferred gain on the sale of this investment has been adjusted and the balance has been set off against the impairment loss on note receivable resulting in a 2009 impairment loss of $18,676.  This compares to a loss of $58,675 for the comparable 2008 period.

Equity Earnings (loss). Equity earnings for the year ended December 31, 2009 were $1,737 compared to equity earnings of $4,572 for the comparable 2008 period.

Income Tax Provision. The effective tax rate for the year ended December 31, 2009 and 2008 was (4.9%) and 1.1% respectively.  The difference between the Company’s statutory tax rate and its effective tax rate is primarily attributable to the permanent differences associated with non-deductible items, the tax treatment of capital gain transactions and the valuation allowance provided against certain future tax benefits.

Discontinued Operations. During the period under review the Company recognized a deferred gain of $42,050 from the 2007 sale of its investment interest in Distinctive.

Net Earnings (loss). Net loss for the year ended December 31, 2009 was $232,461 compared to net earnings of $347,363 in the comparable 2008 period. Net loss for the year ended December 31, 2009 was impacted by the provision for interest on a reassessment of prior year taxes.  Net earnings for the year ended December 31, 2008 were impacted by the poor performance of the equity markets and the foreign exchange gain resulting from the strengthening of the United States Dollar during the period.

FISCAL 2008 COMPARED TO FISCAL 2007

Revenue.   In  August 2007 the Company announced its intention to initiate a process to sell its 50.33% investment interest in Distinctive and effective December 28, 2007 sold all of its shares to Distinctive’s other major shareholder. Accordingly the 2007 operating results of Distinctive have been classified as discontinued operations. Revenue Loss for the year ended December 31, 2008 was $684,417 compared to Revenue Income of $553,933 for the comparable 2007 period. Revenue Loss for 2008 includes interest income on cash and cash equivalents of $361,211 and share of loss from investments in Limited Partnerships of $1,045,628. Revenue for 2007 includes interest income on cash and cash equivalents of $194,304 and share of income from investments in Limited Partnerships of $359,629. The increase in interest income in 2008 is due to the substantial increase in the period in cash and cash equivalents resulting from the proceeds received by the Company from the December 2007 sale of Distinctive and Polyair. The 2008 Loss from investments was due to the poor performance of the global equity markets arising from the current economic conditions, particularly in the second half of the year, and the impact thereon on the Company’s investments in Limited Partnerships.

Administrative and General Expenses.  Administrative and general expenses include fees for management and administrative services, legal and audit fees, and public company shareholder costs.  Administrative and general expenses for the year ended December 31, 2008 were $536,873 compared to $1,083,445 in the comparable 2007 period.  The decrease in administrative and general expenses for the year ended December 31, 2008 from the comparable period was as a result of the 2007 management compensation incurred upon the completion of the Company’s disposition of its investment interest in Polyair.

Gain (loss) on Foreign Exchange. The Company holds certain amounts of its cash in United States dollars.  The Company experienced a foreign exchange gain of $1,657,741 during  year ended December 31, 2008.   These gains were as a result of the strengthening of the United States Dollar.  This compares to a foreign exchange loss of $342,732 for the year ended December 31, 2007.

Other expenses. Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distnctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, commencing in January 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years Distinctive incurred substantial operating losses.  Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes a reserve is appropriate.  As a result, the deferred gain on the sale of this investment has been adjusted and the reduction has been set off against the impairment loss on note receivable resulting in the net loss of $58,675.

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

The Company's working capital amounted to $16.0 million at December 31, 2009 compared to $16.3 million at December 31, 2008.  The ratio of current assets to current liabilities decreased to 11.7:1 at December 31, 2009 from 17.9:1 at December 31, 2008.

During the twelve months ended December 31, 2009 the Company’s cash position increased by approximately $0.3 million to $14.5 million from $14.2 million at December 31, 2008.  The net increase was due to the following:

-
Operating Activities decreased cash by $442,800.  This was a result of $579,136 in cash utilized in operations, including an unrealized loss of $948 on foreign exchange, offset by $136,336 of cash generated from changes in non-cash components of work capital;

-	Investing Activities increased cash by $756,500. This was due to the repayment of notes receivable of $100,000 and a decrease in short-term investments of $656,500.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. The Company is currently assessing the impact these new standards may have on its results of operations, financial position and disclosures.

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

IFRS CONVERGENCE

In February 2008, the CICA announced that Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The Company amalgamated with Genterra on May 10, 2010 to form a new company under the name of Genterra Capital Inc. Genterra Capital Inc.’s fiscal year end will be September 30. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the amalgamated company’s reporting for the first quarter of its 2012 fiscal year for which the current and comparative information will be prepared under IFRS. The amalgamated company is required to apply all of those IFRS standards which are effective for fiscal year ending September 30, 2012 and apply them to its opening October 1, 2011 balance sheet.

The Company’s IFRS implementation project consists of three primary phases which will be completed by a combination of in-house resources and external consultants.

 - Initial diagnostic phase (“Phase I”) – Involves preparing a preliminary impact assessment to identify key areas that may be impacted by the transition to IFRS. Each potential impact identified during this phase is ranked as having a high, moderate or low impact on our financial reporting and the overall difficulty of the conversion effort.

- Impact analysis, evaluation and solution development phase (“Phase II”) – Involves the selection of IFRS accounting policies by senior management and the review by the audit committee, the quantification of the impact of changes on our existing accounting policies on the opening IFRS balance sheet and the development of draft IFRS financial statements.

-  Implementation and review phase (“Phase III”) – Involves training key finance and other personnel and implementation of the required changes to our information systems and business policies and procedures. It will enable the Company to collect the financial information necessary to prepare IFRS financial statements and obtain audit committee approval of IFRS financial statements.

FINANCIAL REPORTING EXPERTISE AND COMMUNICATION TO STAKEHOLDERS

The Company has retained an external consultant to assist in establishing  appropriate IFRS financial reporting expertise at all levels of the business. The external consultant will train key finance and operational staff starting in the second quarter of 2010. The Company has also provided Audit Committee members with detailed project scoping, timelines and deliverables. Based on matters brought to their attention the Audit Committee members will review the Audit Committee Charter and make changes to reflect the requirements for IFRS financial expertise if deemed necessary. The Audit Committee will continue to receive periodic presentations and project status updates from the external consultant and management.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES

A. Following the amalgamation of the Company with Genterra Inc. to form GCI, the  Directors of GCI are as follows:

Name, Address, Occupation and Security Holdings

The following table sets forth the name of each of the directors or officers of GCI, all positions and offices in GCI to be held, municipality of residence, their principal occupation at the present and during the preceding five years, the period served as a director or officer of Genterra or CMI, and the number and percentage of GCI Shares that the proposed director or officer will own, or over which control or direction will be exercised following the Amalgamation:

Name, Positions, and Municipality of Residence	Age	Date Appointed a Director or Officer of Genterra or CMI	Principal Occupations for the Previous Five Years	Number and Percentage of GCI Shares Held or Controlled Upon Completion of the Amalgamation
Fred Litwin* President and Director Toronto, Ontario	73	October 31, 1968	Executive, Forum Financial Corporation	3,611,920 (34.8%)
Stan Abramowitz Chief Financial Officer, Secretary and Director Toronto, Ontario	50	March 16, 1999	Executive, Forum Financial Corporation	2 (0%)
Mark Dawber Director Toronto, Ontario	70	October 23, 2006	Chartered Accountant & Consultant	0 (0%)
Sol Nayman* Director Toronto, Ontario	73	February 23, 2006	President, S.D. Nayman Management Inc.	0 (0%)
Alan Kornblum Director Toronto, Ontario	58	June 4, 1991	President, Distinctive Designs Furniture Inc.	2 (0%)
Mark Litwin Vice-President Toronto, Ontario	47	February 21 1990	President, Sutton Management Limited	2,017,451 (19.5%)

* During the ten-year period prior to the date hereof, Fred A. Litwin and Sol D. Nayman were directors of Ntex Incorporated, which was subject to a cease trade order issued by the Ontario Securities Commision for failure to file financial statements. The order was never revoked as Ntex Incorporated made an assignment in bankruptcy in June, 2003.

Management of GCI

The management and key personnel of GCI are as follows:

Fred Litwin - President and Director

Fred Litwin is the founder and chief executive officer of Forum Financial Corporation, a Toronto based Merchant Banking Group.  The companies encompass textile, homecare, real estate and finance related entities.  Fred has sat on the board of a number of public companies and is a member of the Mount Sinai Hospital Board of Directors. Mr. Litwin is the father of Mark Litwin, the vice president of GCI.

Stanley Abramowitz - Chief Financial Officer, Secretary and Director

Mr. Abramowitz has held the position of Chief Financial Officer of both Genterra and CMI (or their predecessor corporations) since 1989.  Mr. Abramowitz is also the Secretary and Chief Financial Officer of Forum Financial Corporation, a position he has held since 1989.  Prior to 1989, Mr. Abramowitz worked in the accounting profession.  Mr. Abramowitz has B.Acc and B.Comm degrees from the University of Witwatersrand, South Africa and is a Chartered Accountant.

Mark Dawber - Director

Mark E. Dawber is a Chartered Accountant and Consultant.  Prior to that, Mr. Dawber was a Client Service Partner at BDO Dunwoody, LLP from 1999 to 2000 and was a Partner at Moore Stephens Hyde Houghton (“MSHH”) from 1970 to 1998 and Managing Partner of the Toronto Office of MSHH from 1990 to 1998 until the merger with BDO Dunwoody, LLP.  Mr. Dawber has over 35 years of experience in the accounting industry and is a Fellow of the Institute of Chartered Accountants of Ontario.

Sol Nayman - Director

Sol Nayman is a member of the Board of Polyair Inter Pack Inc. and has previously served as a member of other public companies.  Until 2000, Mr. Nayman was for many years Executive Vice President of Club Monaco Inc.  From 2000 to 2005, Mr. Nayman was a partner at Hill, Gertner, Mimran & Nayman, a merchant banking and consulting entity.  Mr. Nayman is also President of S.D. Nayman Management Inc.

Alan Kornblum - Director

Alan Kornblum is the President of Distinctive Designs Furniture Inc., a Toronto based manufacturer and importer of upholstered furniture, a position he has held since 1976.  Mr. Kornblum has a BBA degree from York University.

Mark Litwin - Vice-President

Mark Litwin held the position of President of Genterra (or its predecessor corporations) since 1990.  Mr. Litwin is also President of Sutton Management Limited, an investment and management holding company.  Mr. Litwin has significant experience in the real estate industry.  Mr. Litwin has B.Econ (Hons) and MBA degrees from York University. Mr. Litwin is the son of Fred Litwin, the President and a director of GCI.

The term of office of each person elected will be from the date of the Meeting at which he is elected until the next annual meeting of the Company or until his successor is elected or appointed.  The Company does not have an executive committee of its Board of Directors.

B.      Compensation

The following table provides a summary of compensation earned during each of CMI's and Genterra's last three fiscal years by their directors and members of their administrative, supervisory or management bodies and former subsidiaries for services in all capacities to the companies and subsidiaries

			Annual Compensation						Long Term
Name and Principal Position	Year		Salary	Bonus		Other Annual Compensation			Compensation Number of Common Shares Under Options	All Other Compensation

CONSOLIDATED MERCANTILE

Fred A. Litwin	2009		$-	-			$653,836	(1)
President & Chief	2008		$-	-			$576,800	(1)	-
Executive Officer	2007		$-	$380,000	(2)		$576,000	(1)	-

Daniel S. Tamkin	2009		$-	-			-		-
Vice President	2008		$-	-			-		-
	2007		$-	$120,000	(2)		-		-

Stan Abramowitz	2009		$-	-			-		-
Secretary & Chief	2008		$-	-			-		-
Financial Officer	2007		$-	-			-		-

Alan Kornblum	2009	$	N/A	N/A			N/A		N/A
Distinctive Designs Furniture Inc.	2008	$	N/A	N/A			N/A		N/A
Chief Executive Officer	2007		$273,044	-			-		-

Victor D’Souza*	2009	$	N/A	N/A			N/A		N/A
Polyair Inter Pack Inc.	2008	$	N/A	N/A		$	N/A		N/A
Chief Executive Office Interim Chief Executive Officer (post April 2006) Chief Financial Officer (June 2004-April 2006)	2007		$384,193	$16,000			$10,977		-

Alan Castle*	2009	$	N/A	N/A			N/A		N/A
Polyair Inter Pack Inc.	2008	$	N/A	N/A		$	N/A		N/A
President, Packaging Division	2007		$365,898	$-			$14,052		-

Len Coffin*	2009	$
Polyair Inter Pack Inc.	2008	$	N/A	N/A		$	N/A		N/A
Vice President of Operations	2007		$204,750	$-			$9,600		-

GENTERRA INC.
Mark Litwin	2009		$5,000				$36,000
President	2008		$5,000				$36,000
	2007		$5,000				$36,000

Stan Abramowitz	2009	$
Secretary and Chief	2008	$		150,000
Financial Officer	2007	$

* Dollar amounts are in US dollars

NOTES:

(1) The amounts in this column relate to management fees paid by the Company, Genterra Inc. and Distinctive to Forum, First Ontario Investments Inc. ("FOI") and First Ontario Administration Services Inc. ("FOAS") for management, administrative, financial consulting and property management services provided during the fiscal period. Forum, FOI and FAOS are controlled by Fred A. Litwin.

Effective December 28, 2007, the Company sold its investment interest in Distinctive.

(2)  On December 31, 2007, upon completion of the Company’s disposition of its investment interest in Polyair Inter Pack Inc., a bonus payment totaling $500,000 became payable to Forum and the above referenced officer. The bonus was paid in 2008.The Company has no pension, retirement or similar plans and none are proposed at the present time; accordingly, no amounts have been set aside or accrued by  the Company for such plans.

Compensation of Directors

The Company does not have a compensation committee of its board of directors.  All matters relating to executive compensation are dealt with by the full board of directors.  During the fiscal year of the Company ended December 31, 2009 the board of directors consisted of the following individuals: Fred A. Litwin, Stan Abramowitz, Sol D. Nayman, Ian Dalrymple and Mark E. Dawber.  Each director of the Company who is not a salaried officer or employee of the Company or its operating subsidiaries is entitled to an annual retainer fee of $5,000 as well as additional fees, as approved by the Board from time to time, for special work conducted on behalf of the Company.  In addition, the Chairman of the Audit Committee receives an additional annual retainer fee of $5,000

Name	Fees Earned ($)		Share Based Awards ($)	Option based Awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Fred A. Litwin	-		-	-	-	-	-	-
Stan Abramowitz	-		-	-	-	-	-	-
Sol D. Nayman	$12,500	(1)	-	-	-	-	-	-
Ian Dalrymple*	$15,000	(1)	-	-	-	-	-	-
Mark E. Dawber	$10,000		-	-	-	-	-	-

(1) Includes special fees for work performed on the independent committee of Directors relating to the merger with Genterra.

* Ian Dalrymple is not a Director of GCI, the amalgamated company.

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

Audit Committee

Currently, the members of the GCI Audit Committee are Messrs. Sol D. Nayman, Mark E. Dawber and Alan Kornblum.  The Audit Committee has direct communication channels with the Company’s internal finance department to review issues as appropriate and meets directly with external auditors of the Company on a regular basis.  On March 29, 2005, the Board of Directors of the Company adopted an Audit Committee Charter which is attached as a Schedule to the Company’s annual information form that is available on SEDAR at www.sedar.com, which has now been adopted by GCI.  The Audit Committee Charter outlines, among other things, the mandate of the Audit Committee to:

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

Corporate Governance Committee

Currently, the members of the GCI Governance Committee are Messrs. Sol D. Nayman, Mark E. Dawber and Alan Kornblum.  Generally, the Governance Committee oversees and assesses the functioning of the Board of Directors and the committees of the Board of Directors and identifies and recommends qualified director candidates for election to the Board of Directors.  During fiscal 2005, the Board of Directors adopted the Corporate Governance Committee Charter which outlines, among other things, the responsibilities of the Corporate Governance Committee with respect to developing and recommending to the Board of Directors the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Company, which has now been adopted by GCI.  Annually, the Corporate Governance Committee will assess the size of the Board of Directors, the competencies, skills and personal qualities required of the Board of Directors as a whole and directors to possess in order to add value to the Company, and the competencies, skills and personal qualities of existing directors.  Based on this assessment, the Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board of Directors. When required, the Corporate Governance Committee will evaluate potential candidates for director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate’s competencies, skills and personal qualities are aligned with the Company’s needs.  In accordance with its Charter, the Corporate Governance Committee has also implemented policies to enable an individual director to engage an outside advisor at the expense of the Company with the approval of the Corporate Governance Committee.

Compensation Committee

The Company does not have a compensation committee of its board of directors. All matters relating to executive compensation are dealt with by the full board of directors.

D.  Employees

The Company has no employees of its own.

E.  Share Ownership

Options to Purchase Securities from Company or Subsidiaries:

Options Granted during the Fiscal Year Ended December 31, 2009 -
There were no options granted to Executive Officers of the Company during the fiscal year ended December 31, 2009.

Options Exercised during the Fiscal Year Ended December 31, 2009 -
There were no options outstanding during the fiscal year ended December 31, 2009.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information:

As of December 31, 2009, the Company's most recently completed financial year-end, the Company's Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Nil	Nil	357,5000

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	Nil	Nil	357,500

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

The number of shares which may be reserved for issuance under the Stock Option Plan is limited to 500,000 common shares, which represents 9.8% of the common sharesoutstanding immediately before the amalgamation, provided that this number may be increased subject to the approval of the shareholders of the Company.

Effective with the amalgamation of the Company with Genterra Inc., the Company's Stock Option Plan was terminated and the shareholders of GCI have approved a new Stock Option Plan. Under the new Stock Option Plan the number of shares which may be reserved for issuance is limited to 2,000,000 common shares of GCI which represents 19.2% of the common shares issued on the amalgamation, provided that this number may be increased subject to the approval of the shareholders of GCI.

Currently, the GCI has no outstanding options.

ITEM 7.  MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

The following table lists all persons who own more than 5% of the Company's voting securities and the total amount of the Company's voting securities owned by the Officers and Directors as a group as of May 9, 2010, the day preceding the amalgamation with Genterra:

Title of Class	Identity o f Person or Group	Number of Shares Owned	Percentage of Class
Common Shares	Fred A. Litwin	2,779,219(1)	54.7%
Common Shares	Mar-Risa Holdings Inc.	2,612,894(2)	51.5%
Common Shares	CEDE & Co. (3)	1,009,643	19.9%
Common Shares	CDS& Co. (3)	930,655	18.3%
Common Shares	All officers and directors as a group (six persons)	2,779,219	54.7%

(1)  Mr. Litwin  directly  holds 92,416 common shares, and indirectly controls 2,612,894  common shares through  Mar-Risa Holdings Inc. and its wholly owned subsidiary First Corporate Equity Inc., 73,885 shares through Forum, and 24 shares through Genterra.

(2)  Includes  1,475,394  Common Shares held through First Corporate Equity Inc.

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

CMI paid to Forum an agreed upon fee of $240,000 (FY 2008 - $240,000; FY 2007 - $240,000) for administrative, management and consulting services rendered for the year ended December 31, 2009. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to CMI’s and its subsidiaries’ various investment interests.  Fred A. Litwin, the President, a director and indirect controlling shareholder of CMI prior to the amalgamation with Genterra Inc. to form GCI, is an officer, director and controlling shareholder of Forum. Prior to the amalgamation with Genterra Inc. to form GCI, Stan Abramowitz was an officer and director of both the Company and Forum.

Effective December 28, 2007, pursuant to a purchase and sale agreement, CMI sold its shares and debt owed by Distinctive to 337572 Ontario Limited, Distinctive’s other major shareholder.  CMI received $834,010.80 in cash representing 100% of the price attributable to the debt and the delivery of a $1 million promissory note payable in ten equal consecutive installments of $100,000 with the first installment in January 2009 and each anniversary thereafter.  There is no interest on the note unless a default occurs and the note only remains payable if Distinctive remains in business.  There is provision to accelerate the payment of the note in certain circumstances.  The security for the note is a pledge of all of the shares owned by the purchaser in the capital of Distinctive, representing a majority of the issued and outstanding shares of Distinctive.

During 2007, Distinctive paid to Forum an agreed upon fee of $26,000 for administrative, management and consulting services rendered.  Fred A. Litwin, the President, a director and indirect controlling shareholder of CMI prior to the amalgamation with Genterra Inc. to form GCI , is an officer, director and controlling shareholder of Forum.  Prior to the amalgamation with Genterra Inc. to form GCI, Stan Abramowitz was an officer and director of both CMI and Forum.

On December 31, 2007, upon the completion of CMI’s disposition of its investment interest in Polyair, a bonus payment of $500,000 became payable to Forum and officers of CMI..

During 2007, Distinctive paid rent of $211,598  to Genterra for warehouse space located at 140 Wendell Avenue, Toronto, Ontario.  Alan Kornblum is an officer and director of Distinctive and, prior to the amalgamation with the Company, was a director of Genterra.  Prior to the amalgamation with Genterra Inc. to form GCI, Stan Abramowitz was an officer and/or director of CMI and Genterra.  Effective December 28, 2007, CMI sold its investment interest in Distinctive.

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

B.       Significant Changes

None.

ITEM 9.  THE OFFER AND LISTING

The Company's Common Shares were traded on the Toronto Stock Exchange and until March 27, 2008 in the United States on the National Association of Securities Dealers, Inc. Automated Quotation System  ("NASDAQ").  The following details (i) for the five most recent full financial years:  the high and low market prices;  (ii) for the two most recent full financial years:  the high and low market prices for each full financial quarter; and (iii) for the most recent six months: the high and low market prices for each month.

On March 24, 2008, the Company announced that it has been advised by NASDAQ, pursuant to Marketplace Rule 4300 that, in view of the Company’s recent business dispositions, it no longer had an operating business and, consequently, NASDAQ suspended trading of the Company’s common stock at the opening of business on March 27, 2008. The Common Stock, beginning on March 27, 2008, was being quoted on pink sheets. On April 8, 2008 the Common Shares were delisted from The Nasdaq Stock Market.

After the close of business on May 13, 2010, as a result of the Company's amalgamation with Genterra Inc. the Company's common shares were delisted from the Toronto Stock Exchange. The shares of GCI began trading on the TSX Venture Exchange on May 14, 2010.

Common Shares - Toronto Stock Exchange

Annual Information (in Cdn$)
	High	Low
2005	5.73	2.45
2006	2.75	1.10
2007	1.52	1.06
2008	2.50	1.15
2009	2.80	1.35

Quarterly Information
	High	Low
June 30, 2008	2.25	1.45
September 30, 2008	2.50	1.62
December 31, 2008	1.88	1.25
March 31, 2009	2.25	1.35
June 30, 2009	2.75	2.05
September 30, 2009	2.65	2.00
December 31, 2009	2.80	1.80
March 31, 2010	2.80	2.00

 Monthly Information
	High	Low
November 2009	2.50	2.10
December 2009	2.80	2.50
January 2010	2.65	2.16
February 2010	2.80	2.20
March 2010	2.10	2.00
April 2010	2.00	1.75

Preference Shares – Not Exchange Traded

As part of its ongoing management of capital, on February 19, 2010 the Company exercised its right to redeem all 315,544 of its issued and outstanding Class A shares.

Common Shares – US over the counter

On March 24, 2008, CMI announced that it had been advised by NASDAQ, pursuant to Marketplace Rule 4300 that, in view of CMI’s recent business dispositions, it no longer had an operating business and, consequently, NASDAQ suspended trading of CMI’s common stock at the opening of business on March 27, 2008. The Common Shares, beginning on March 27, 2008, was being quoted on pink sheets. On April 8, 2008 the Common Shares were delisted from The Nasdaq Stock Market.

Annual Information  (in US$)
	High	Low
2005	$4.45	$2.00
2006	$2.41	$0.97
2007	$1.50	$0.98
2008	$2.36	$1.02
2009	$2.55	$1.05

Quarterly Information (in US$)
	High	Low
March 31, 2008	$1.95	$1.25
June 30, 2008	$1.95	$1.42
September 30, 2008	$2.36	$1.66
December 31, 2008	$1.78	$1.02
March 31, 2009	$1.76	$1.06
June 30, 2009	$2.30	$1.71
September 30, 2009	$2.35	$1.90
December 31, 2009	$2.55	$1.86

Monthly Information(in US$)
	High	Low
December 2009	$2.55	$2.00
January 2010	$2.55	$2.08
February 2010	$2.40	$2.25
March 2010	$1.96	$1.94
April 2010	$1.99	$1.74
May 2010	$2.05	$2.05

As May 9, 2010, the day preceding the amalgamation of the Company with Genterra Inc., CMI's shareholder register indicates that there were 430 holders of record of Common Shares  Of these, 255 record holders of Common Shares holding an aggregate of 780,271 shares, representing approximately 15.37% of the Company's issued and outstanding Common Shares were resident in the United States..

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

The Company paid to Forum an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2008. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiaries’ various investment interests.  Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company prior to the amalgamation with Genterra Inc. to form GCI, is an officer, director and controlling shareholder of Forum. Prior to the amalgamation with Genterra Inc. to form GCI, Stan Abramowitz was an officer and director of both the Company and Forum.

Effective December 28, 2007, pursuant to a purchase and sale agreement, the Company sold its shares and debt owed by Distinctive to 337572 Ontario Limited, Distinctive’s other major shareholder.  The Company received $834,010.80 in cash representing 100% of the price attributable to the debt and the delivery of a $1 million promissory note payable in ten equal consecutive instalments of $100,000 with the first instalment in January 2009 and each anniversary thereafter.  There is no interest on the note unless a default occurs and the note only remains payable if Distinctive remains in business.  There is provision to accelerate the payment of the note in certain circumstances.  The security for the note is a pledge of all of the shares owned by the purchaser in the capital of Distinctive, representing a majority of the issued and outstanding shares of Distinctive.

D. Exchange Controls

The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without prior consent of the Investment Canada Agency (with ultimate appeal to the Federal Cabinet), unless such acquisition is exempt under the provisions of the ICA. Both acquisition of natural resource properties and acquisition of producing properties may be considered to be the acquisition of control of a Canadian business enterprise for ICA purposes.  The ICA also covers acquisition of control of Canadian corporate enterprises, whether by purchase of assets or shares.  As at May 9, 2010, all of the directors of the Company were, and 77.95% of its voting shares were owned by Canadians.  The GCI is satisfied that it complies with ICA at present and accordingly is not a non-Canadian person as defined in ICA.

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

Apart from the ICA, there are no other limitations on the right of non-resident or foreign owners to hold or vote securities imposed by Canadian law or the Articles of Incorporation of GCI.  There are no other decrees or regulations in Canada which restrict the export or import of Capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of GCI's securities except as discussed at Paragraph E, "Taxation."

E.       Taxation

The following is a general discussion of the income tax aspects under Canadian law relating to ownership of the Company’s Common Shares.  These income tax aspects will vary according to the circumstances of each shareholder, including his place of residence and the place in which he carries on business or has a permanent establishment, as the case may be, so that a shareholder must investigate the tax consequences of his personal situation by obtaining advice from his own tax advisor.  This summary does not consider U.S.  federal or state income tax  provisions  or  Canadian Provincial  income tax provisions,  which may be at variance with the provisions contained  in the Income Tax Act  (Canada) and is not intended to be, nor should it be construed as, legal or tax advice.

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

Gain from the sale of Common Shares of the Company by a non-resident of Canada will not be subject to Canadian tax provided the shareholder has not held, either solely by himself or together with non-arm’s length persons, a "substantial interest" (25% or more of the shares of any class of Company stock) in the Company, at any time in the five preceding years.  By virtue of Article XIII of the Canada-United States Tax Convention, shareholders who are resident in the United States and hold a substantial interest in the Company's Common Shares or Preference Shares will not be subject to Canadian tax on gain from sale of the shares of the Company provided that the value of the shares does not derive principally from real property situated in Canada.

ITEM 11. QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK.

The Company had no debt obligations as at December 31, 2009.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Management’s Report on Internal Control over Financial Reporting and Remediation Initiatives

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and our chief financial officer are responsible for establishing and maintaining our disclosure controls and procedures.  Disclosure controls and procedures means controls and other procedures that are designed to ensure that information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and to ensure that information required to be disclosed by us in those reports is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Our chief executive officer and chief financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2009.  Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of the evaluation date, such controls and procedures were effective.

Changes in internal controls

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting.  As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of our principal executive officer and principal financial officer and implemented by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

    * pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

    * provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and

    * provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2009 we conducted an evaluation, under the supervision and with the participation of our chief executive officer and our chief financial officer of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO Framework.  Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls.

A material weakness is defined within the Public Company Accounting Oversight Board's Auditing Standard No. 5 as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.  Based upon this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Mark E. Dawber serves as the Audit Committee's financial expert. Mr. Dawber is independent.

ITEM 16B. CODE OF ETHICS

The Company has adopted a formal Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by BDO Canada LLP and Kraft, Berger LLP, the Company's independent auditors, in each of the last two fiscal periods in each of the following categories are:

                                            Year ended December 31,
                                                      2009                2008
Audit fees                            $    74,530         $92,500*
Audit Related fee                             -                       -
Tax fees                                        2,900                     -
All other fees                           104,467                     -
Total                                     $   181,897          $92,500

* Payment regarding Fiscal Year Ended December 31, 2007, billed and paid during 2008.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

Item 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective November 17, 2008, Kraft Berger LLP, Chartered Accountants (“Kraft”) resigned at its own request as the Corporation’s auditor and BDO Canada LLP, Chartered Accountants were appointed as the Corporation’s successor auditor, subject to compliance with all applicable regulatory requirements.

The resignation of the former auditor and the recommendation to appoint the successor auditor were considered by the Corporation’s Audit Committee and approved by the Corporation’s Board of Directors.

Kraft’s report on the financial statements for December 31, 2007 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s year ended December 31, 2007 and any subsequent interim period preceding such resignation there were no disagreements with Kraft on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. During the Company's year ended December 31, 2007 and to the date of appointment, BDO Canada was not consulted on any accounting, audit, or reporting matters.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements included herein are the following:

      Audited Consolidated Financial Statements as at December 31, 2009.

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

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of the Company

   Auditors' Report.........................................................

   Consolidated Balance Sheet as at December 31, 2009 and 2008..............

   Consolidated Statements of Retained Earnings for the Years ended
     December 31, 2009, 2008 and 2007.......................................

   Consolidated Statements of Operations for the Years ended
      December 31, 2009, 2008 and 2007......................................

   Schedule to Consolidated Financial Statements for
     The Years ended December 31, 2009, 2008, and 2007.......................

   Consolidated Statement of Cash Flows for the Years ended
     December 31, 2009, 2008 and 2007.......................................

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

CONSOLIDATED MERCANTILE INCORPORATED

 CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

DECEMBER 31, 2009

CONSOLIDATED MERCANTILE INCORPORATED

DECEMBER 31, 2009

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

CONSOLIDATED FINANCIAL STATEMENTS
Balance Sheets
Statements of Shareholders’ Equity
Statements of Operations and Other Comprehensive Income
Schedule to Consolidated Financial Statements
Statements of Cash Flows
Notes to Consolidated Financial Statements
SUPPLEMENTARY INFORMATION
Consolidated Valuation and Qualifying Accounts and Reserves

Tel: 416 865 0200 Fax: 416 865 0887 www.bdo.ca	BDO Canada LLP Royal Bank Plaza, South Tower 200 Bay Street, 33rd Floor, PO Box 32 Toronto ON M5J 2J8 Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Consolidated Mercantile Incorporated

We have audited the accompanying consolidated balance sheet of Consolidated Mercantile Incorporated as of December 31, 2009 and 2008 and the related consolidated statements of shareholders’ equity, operations and other comprehensive income and cash flows for each of the two years ended December 31, 2009. In connection with our audits of the financial statements, we have also audited the financial statement schedule II.  These consolidated financial statements and schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Mercantile Incorporated at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the two years ended December 31, 2009, in conformity with Canadian generally accepted accounting principles.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

On March 22, 2010, we reported separately to the shareholders of Consolidated Mercantile Incorporated on the consolidated financial statements for the year ended December 31, 2009 and 2008 prepared in accordance with Canadian generally accepted accounting principles without a note disclosing the summary of differences between Canadian and United States of America generally accepted accounting principles.

The financial statements for the year ended December 31, 2007 and the statements of shareholders’ equity, operations and cash flows for the year ended December 31, 2007 were audited by another firm of Chartered Accountants, who expressed an unqualified opinion in their report dated February 29, 2008 except as to the prior period adjustment described in Note 14 which is as of June 29, 2009.

(signed) “BDO Canada LLP”

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 22, 2010, except for Note 14 which is as at June 22, 2010

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Tel: 416 865 0200 Fax: 416 865 0887 www.bdo.ca	BDO Canada LLP Royal Bank Plaza, South Tower 200 Bay Street, 33rd Floor, PO Box 32 Toronto ON M5J 2J8 Canada

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when changes in accounting policies, such as those described in  Note 1, have a material effect on the consolidated financial statements. Our report to the shareholders dated March 22, 2010, except for Note 14 which is as at June 22, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

(signed) “BDO Canada LLP”

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 22, 2010, except for Note 14 which is as at June 22, 2010

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

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

The consolidated statements for the years ended December 31, 2007 and 2006, prepared in accordance with the United States generally accepted accounting principles as disclosed in Note 14, have been restated to reflect the changes described in Note 14 to the December 31, 2009 consolidated financial statements.

As discussed in Note 14 to the consolidated financial statements, the 2007 and 2006 consolidated financial statements have been restated to correct a misstatement.
KRAFT BERGER LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 29, 2008, except as to the prior period adjustment described in Note 14 which is as of June 29, 2009

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

(Expressed in Canadian Dollars)

ASSETS	2009	2008

Current
Cash and cash equivalents	$14,491,151	$14,178,399
Short-term investments	2,475,769	2,880,094
Accounts receivable	981	20,797
Prepaid expenses	467,395	49,010
Note receivable (Note 3)	96,853	99,935
	17,532,149	17,228,235
Investment (Note 4)	294,164	292,427
	$17,826,313	$17,520,662

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 10)	$377,565	$121,181
Income taxes payable	1,118,086	839,565
Future income taxes (Note 9)	3,157	-
	1,498,808	960,746
Deferred gain (Note 5)	42,100	42,050
	1,540,908	1,002,796

SHAREHOLDERS' EQUITY
Capital stock (Notes 6 and 12)
Issued and outstanding
315,544Class A Preference shares	141,826	141,826
5,076,407Common shares	2,688,939	2,688,939
	2,830,765	2,830,765
Contributed surplus	59,411	59,411
Retained earnings	13,395,229	13,627,690
	16,285,405	16,517,866
	$17,826,313	$17,520,662

See accompanying notes to consolidated financial statements.
APPROVED ON BEHALF OF THE BOARD:
Director	Director
Fred A. Litwin                                                                                              Stan Abramowitz

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	Total Shareholders’ Equity $	Common Shares (Note 6)		Class A Preference Shares (Notes 6 & 12)		Contributed Surplus $	Accumulated Other Comprehensive Loss $	Retained Earnings $
		Number of Shares	Value $	Number of Shares	Value $

December 31, 2006, as previously stated	11,975,030	5,081,207	2,691,481	315,544	141,826	59,411	(757,088)	9,839,400
Unrealized gain on short-term investments, net of taxes (Note 1)	237,135							237,135
December 31, 2006, as restated	12,212,165	5,081,207	2,691,481	315,544	141,826	59,411	(757,088)	10,076,535
Other comprehensive income (Note 1)	757,088						757,088
Net earnings	3,208,755							3,208,755
December 31, 2007	16,178,008	5,081,207	2,691,481	315,544	141,826	59,411	-	13,285,290
Repurchase for cancellation	(7,505)	(4,800)	(2,542)					(4,963)
Net earnings	347,363							347,363
December 31, 2008	16,517,866	5,076,407	2,688,939	315,544	141,826	59,411	-	13,627,690
Net earnings (loss)	(232,461)							(232,461)
December 31, 2009	16,285,405	5,076,407	2,688,939	315,544	141,826	59,411	-	13,395,229

See accompanying notes to consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	2009	2008	2007

REVENUE
Interest income	$108,091	$361,211	$194,304
Investment income (loss)	470,288	(1,045,628)	359,629
	578,379	(684,417)	553,933

EXPENSES (Schedule)	841,751	(1,062,193)	1,426,177
EARNINGS (LOSS) FROM OPERATIONS BEFORE THE FOLLOWING	(263,372)	377,776	(872,244)
Equity earnings (loss) of significantly influenced companies	1,737	4,572	(723,175)
Gain on dilution of investment in former equity investee	-	-	67,881
Gain on sale of investment in former consolidated subsidiary	-	-	130,850
Gain on sale of investment in former equity investee	-	-	5,272,151
Write-down of investment in significantly influenced company	-	(31,000)	(140,000)
	1,737	(26,428)	4,607,707
EARNINGS (LOSS) BEFORE INCOME TAXES	(261,635)	351,348	3,735,463
Income taxes (recovery) (Note 9)	12,876	3,985	(20,325)
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(274,511)	347,363	3,755,788
Loss from discontinued operations, net of taxes (Note 11)	-	-	(1,186,997)
Deferred gain recognized on sale of former consolidated subsidiary	42,050	-	-
Share of earnings from discontinued operations of former equity investee, net of taxes	-	-	639,964
	42,050	-	(547,033)
NET EARNINGS (LOSS) FOR THE YEAR	(232,461)	347,363	3,208,755
Other comprehensive income (loss), net of taxes
Share of unrealized exchange loss of former equity investee	-	-	(321,100)
Reclassification of unrealized exchange gain of former equity investee to earnings	-	-	1,078,188
Other comprehensive income	-	-	757,088
COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	$(232,461)	$347,363	$3,965,843

EARNINGS (LOSS) PER SHARE (Note 7)

Earnings (loss) per share from continuing operations Basic and diluted	$(0.05)	$0.07	$0.74
Earnings (loss) per share from discontinued operations Basic and diluted	$0.01	$0.00	$(0.11)
Earnings (loss) per share Basic and diluted	$(0.04)	$0.07	$0.63

See accompanying notes to consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
SCHEDULE TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	2009	2008	2007

EXPENSES
Administrative and general	$821,097	$536,873	$1,083,445
Loss (gain) on foreign exchange	1,978	(1,657,741)	342,732
Impairment loss on note receivable, net (Notes 3 & 5)	18,676	58,675	-
	$841,751	$(1,062,193)	$1,426,177

See accompanying notes to consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	2009	2008	2007
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings (loss) from continuing operations	$(274,511)	$347,363	$3,755,788
Items not affecting cash (Note 8(a))	(304,625)	228,631	(4,450,662)
Change in non-cash components of working capital (Note 8(b))	136,336	(601,815)	579,038
	(442,800)	(25,821)	(115,836)
Funds provided by discontinued operations	-	-	8,012
	(442,800)	(25,821)	(107,824)

FINANCING ACTIVITIES
Purchase of common shares for cancellation	-	(7,505)	-

INVESTING ACTIVITIES
Proceeds from note receivable to former consolidated subsidiary	-	-	1,082,459
Proceeds from (advances on) notes receivable	100,00	832,459	(1,289,972)
Proceeds from short-term investments	656,500	2,349,827	1,634,870
Proceeds from disposal of investment in former consolidated subsidiary, net	-	-	420,954
Proceeds from disposal of investment in former equity investee, net	-	-	6,003,795
Proceeds from redemption of shares in significantly influenced company	-	59,891	-
	756,500	3,242,177	7,852,106

UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	(948)	8,136	(356,272)
CHANGE IN CASH AND CASH EQUIVALENTS	312,752	3,216,987	7,388,010
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	14,178,399	10,961,412	3,573,402
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 8(c))	$14,491,151	$14,178,399	$10,961,412

SUPPLEMENTARY CASH FLOW INFORMATION
FROM CONTINUING OPERATIONS:

Income taxes paid	$18,486	$75,983	$24,241

NON-CASH TRANSACTIONS

Non-cash consideration received on sale of former consolidated subsidiary	$-	$-	$457,513

See accompanying notes to consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

Consolidated Mercantile Incorporated (“the Company” or “CMI”) is a management holding company whose shares are traded on the Toronto Stock Exchange.

These consolidated financial statements include the accounts of the Company and 2041804 Ontario Inc., a wholly- owned subsidiary.

Proposed Amalgamation

The Company previously announced that its directors have approved a proposed business combination by way of an amalgamation with Genterra Inc. (“Genterra”). The special resolution authorizing the amalgamation was adopted at meetings of the shareholders of both companies on February 25, 2010.  Completion of the action approved by the special resolution remains subject to the satisfaction or waiver by both companies of various closing conditions outlined in the Amalgamation Agreement.  The Boards of Directors of both companies have been in the process of considering these and other matters relating to completion of the transaction as well as reviewing other potentials and alternatives.

Pursuant to the terms of the Amalgamation Agreement, it is intended that Genterra and CMI would amalgamate pursuant to the Business Corporations Act (Ontario) to form a new company under the name Genterra Capital Inc (“Amalco”). Each Genterra Shareholder would receive one Amalco Common Share for every 3.6 Genterra Common Shares held and each CMI Shareholder would receive one Amalco Common Share in exchange for each CMI Share held . Each holder of Genterra Class A Shares would receive one Amalco Class A Share in exchange for each Genterra Class A Share held. Each holder of Genterra Class B Shares  would receive one Amalco Class B Share in exchange for each Genterra Class B Share held. Should the amalgamation be completed, Genterra Shareholders and CMI Shareholders would hold approximately 51% and 49% of the outstanding Amalco Common Shares, respectively. All of the Amalco Class A Shares and Amalco Class B Shares would be held by holders of the Genterra Class A Shares and Genterra Class B Shares, respectively.

Subject and conditional to the closing, the amalgamation would be accounted for as a purchase transaction with CMI being identified as the acquirer of Genterra. Accordingly, the net assets of CMI would be recorded in the accounts of Amalco at their carrying values and the net assets of Genterra recorded at their fair market values. Subject to closing, the Company expects to present a preliminary purchase allocation in its interim financial statements for the 6 months ended June 30, 2010 and would consolidate the results of Genterra from the effective date of acquisition.

1.           CHANGES IN ACCOUNTING POLICIES

Fiscal 2009

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The Company applied the amendments to Handbook Section 1000 commencing January 1, 2009. The implementation of the amendments to Handbook Section 1000 does not have any significant impact on the Company’s results of operations, financial position and disclosures as these amendments are clarifications on the application of Handbook Section 1000.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets. The new section replaces the existing guidance on goodwill and other intangible assets and research and development costs. The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The implementation of this new standard does not have any significant impact on the Company’s results of operations, financial position and disclosures.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

1.           CHANGES IN ACCOUNTING POLICIES (continued)

The Emerging Issues Committee (“EIC”) issued a new abstract on January 20, 2009, concerning the measurement of financial assets and financial liabilities (“EIC-173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”) (the “Abstract”). The Abstract was issued to consider the diversity in practice as to whether an entity’s own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial instruments. The Committee reached a consensus that these risks should be taken into account in the measurement of financial assets and financial liabilities. The Abstract is effective for all financial assets and financial liabilities measured at fair value in interim and annual financial statements issued for periods ending on or after the date of issuance of the Abstract, with retrospective application without restatement of prior periods. The Company applied the new Abstract at the beginning of its current fiscal year. The implementation does not have a significant impact on the Company’s results of operations, financial position and disclosures.

During 2009, the CICA amended Handbook Section 3862 Financial Instruments – Disclosures to require enhanced disclosures about the relative reliability of the data that an entity uses to measure the fair values of its financial instruments. Additional disclosures as required by this amendment include the classification of financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs uses in estimating fair values – see note 2(k), Financial instruments.

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

The impact of adoption of CICA Handbook Sections 1530, 3251, 3855, and 3861 in 2007 was as follows:

The Company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of $237,135, net of taxes, to the opening balance of Retained Earnings for financial instruments classified as held-for-trading that were not previously recorded at fair value; and (ii) the recognition of $757,088 to the opening balance of Accumulated Other Comprehensive Loss related to the Company’s share of unrealized exchange loss of significantly influenced company.

The adoption of Sections 1506 and 3865 had no impact on the Company’s 2007 consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

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

(f)           Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities and the benefit of tax losses available to be carried forward for tax purposes.

Future tax income assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

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

(j)           Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 6 (c).  The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  The Company accounts for stock-based compensation and other stock-based payments using the fair value-based method.  Under the fair value-based method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to contributed surplus.  Consideration paid by employees on exercise of stock options is recorded as share capital. The Company has not granted any new options since the adoption of these recommendations.  As at December 31, 2009, the Company has no outstanding stock options.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Financial Instruments

The following methods and assumptions are used by the Company in determining the recognition, measurement and  disclosures for financial instruments.

Cash and cash equivalents: The Company’s cash equivalents consist primarily of investments in short-term deposits and treasury bills with maturities of three months or less from dates of placement.  Cash and cash equivalents are classed as held-for-trading financial assets and are initially recognized at the fair value that is directly attributable to the acquisition or issue.  They are carried in the consolidated balance sheet at fair value with changes in fair value recognized in the consolidated statement of operations in the same period as incurred.

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

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices). Level 3 inputs are unobservable (supported by little or no market activity), such as non-corroborative indicative prices for a particular instrument provided by a third party. The fair values of accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short term nature of these instruments.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Financial Instruments (continued)

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

		Fair Value Measurements at Reporting Date Using:

Assets:	December 31, 2009	Quoted Prices in Active Markets for Identical Level Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash	$14,491,151	$14,491,151	$-	$-
Short-term investments	2,475,769	377,315	-	2,098,454

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Short Term Investments

Balance at beginning of period	$2,577,554

Additional investments	-

Redemption of investments	(846,086)

Gain on investments included in earnings	366,986

Balance at end of period	$2,098,454

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Management of Financial Risks

The Company’s financial instruments that are subject to financial risk disclosures consist primarily of cash and cash equivalents, short-term investments, accounts receivable, note receivable, and accounts payable and accrued liabilities. The Company is exposed to various risks as it relates to these financial instruments. There have not been any changes in the nature of risks or the process of managing these risks from previous periods.  The risks and processes for managing the risks are set out below:

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

The Company invests surplus cash in term deposits, treasury bills, publicly traded corporate bonds and loans receivable.  In doing so, the Company exposes itself to fluctuations in interest rates that are inherent in such a market.  The net annualized effect for the year of a 0.5% decrease in the interest rate at the balance sheet date on these financial instruments would have resulted in a decrease in post-tax earnings of approximately $48,000 (2008 - $47,000).  A 0.5% increase in the interest rate would, on the same basis, have increased post-tax earnings by the same amount.

Currency Risk

Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  Cash and cash equivalents as at December 31, 2009 includes US$5,674 (December 31, 2008 – US$35,892).  Currency gains (losses) are reflected as a separate component of expenses.  The effect for the year of a $0.01 strengthening of the US Dollar against the Canadian Dollar on the Company’s US Dollar denominated amounts carried at the balance sheet date (all other variables held constant) would have resulted in an increase in post-tax earnings of approximately $40 (2008 - $240).  A $0.01 weakening in the exchange rate would, on the same basis, have decreased post-tax earnings by the same amount. At December 31, 2009, the Company had no outstanding foreign exchange commitments.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

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

Third Party Valuation Risk

The valuations of private investment Limited Partnerships rely on third party financial inputs of the underlying securities.  If the financial inputs of the underlying securities were directly verifiable, there is a risk that the reported fair values may differ.

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

(m)           Capital Management

The Company’s primary objective when managing capital is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s investment strategy is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

The Company considers its total capitalization to consist of shareholders’ equity. There have been no changes in what the Company considers to be capital since the previous year. The Company does not have a formal policy in measuring any net debt to equity and net debt to total capitalization ratios as the Company does not currently have any debt obligations.

As at December 31, 2009, the Company has no externally imposed capital requirements.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

(n)           Recent Accounting Pronouncements

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. The Company expects to early adopt these standards effective January 1, 2010 and  is currently assessing the impact these new standards may have on its results of operations, financial position and disclosures (see: Proposed Amalgamation).

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

IFRS convergence

In February 2008, the CICA announced that Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of 2011 for which the current and comparative information will be prepared under IFRS.  Should the Proposed Amalgamation be consummated during 2010, the Company’s IFRS changeover date will be October 1, 2011.

The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that would be impacted by the conversion.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)           Recent Accounting Pronouncements (continued)

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in the Company’s GAAP consolidated financial statements may be significantly different when presented in accordance with IFRS Recent Accounting Pronouncements.

3.           NOTE RECEIVABLE
	2009	2008
Note receivable, non-interest bearing, discounted at 17.5%, repayable in ten equal consecutive annual instalments of $100,000, with the instalment due on January 15 of each year. The note is secured by the shares of a former consolidated subsidiary, Distinctive Designs Furniture Inc. (“Distinctive”).	$437,578	$457,513
Accretion interest	73,429	80,000
	511,007	537,513
Allowance for doubtful accounts	(414,154)	(437,578)
	96,853	99,935
Less: Current portion	96,853	99,935
	$-	$-

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note, which is non-interest bearing, has been discounted and is repayable in ten equal consecutive annual instalments of $100,000 with the instalments due on January 15 of each year. This note is only due and payable in any given year if Distinctive continues its business. Subsequent to the year end, the Company received the second payment on the note.  Over the past number of years Distinctive incurred substantial operating losses.  Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes the above reserve is appropriate.  As a result, the deferred gain on the sale of this investment has also been adjusted (Note 5).

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

4.           INVESTMENT
	2009	2008
Investment in significantly influenced company Common shares – at equity (1.5%) This is a public company with substantial interests in real estate properties located in Ontario, Canada. This is a significantly influenced company whose shares have limited trading. Accordingly the investment is recorded at equity. (market value 2009 - $175,270; 2008 - $62,805)	$294,164	$292,427

5.           DEFERRED GAIN

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the instalments due on January 15 of each year.  The note is secured by shares of Distinctive. This note is only due and payable in any given year if Distinctive continues its business. Under Emerging Issues Committee Abstract 79, the gain on sale is only recognized in the statement of operations to the extent it is realized.  Accordingly, $420,953 of the gain on the sale has been deferred at December 31, 2007.

Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes a reserve on the promissory note is appropriate. As a result, the deferred gain has been adjusted and the reduction of $336,800 (2008 - $378,900) has been set off against the impairment loss on note receivable and included in expenses on the consolidated statement of operations (Note 3).

6.           CAPITAL STOCK

(a)           Authorized

Unlimited	Class A Preference shares, $0.04 non-cumulative, non-voting, non-participating,
        $0.44 redeemable by the Company

                           UnlimitedPreference shares, issuable in series

                           UnlimitedCommon shares

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

6. CAPITAL STOCK (continued)

(b)	Issued

	Common Shares		Class A Preference Shares
	# of Shares	$ Value	# of Shares	$ Value
Balance at December 31, 2006 and 2007	5,081,207	2,691,481	315,544	141,826
Repurchase for cancellation	(4,800)	(2,542)	-	-
Balance at December 31, 2008 and 2009	5,076,407	2,688,939	315,544	141,826

During the year, the Company repurchased NIL (2008 - 4,800; 2007 - NIL) Common shares for cancellation pursuant to a Normal Course Issuer Bid for a total consideration of $NIL (2008 -$7,505; 2007 - $NIL).  The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

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

The number of shares reserved for issuance under the Stock Option Plan is currently limited to 500,000 common shares at an option price not less than the market price at the date of issuance.

As at December 31, 2009 and 2008 the Company has no outstanding stock options.

(d)           Share Purchase Warrants

As at December 31, 2009 and 2008 the Company has no outstanding share purchase warrants.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

7.           EARNINGS (LOSS) PER SHARE

The following table sets forth the calculation of basic and diluted earnings per share:

	2009	2008	2007

Numerator:
Earnings (loss) from continuing operations	$(274,511)	$347,363	$3,755,788
Loss from discontinued operations, net of taxes	-	-	(1,186,997)
Deferred gain recognized on sale of former consolidated subsidiary	42,050	-	-
Share of earnings from discontinued operations of significantly influenced company	-	-	639,964
Gain (loss) from discontinued operations	42,050	-	(547,033)
Numerator for basic and diluted earnings per share available to Common shareholders	$(232,461)	$347,363	$3,208,755
Denominator:
Weighted average number of participating shares outstanding and denominator for basic and diluted earnings (loss) per share	5,076,407	5,077,717	5,081,207
Earnings (loss) per share

Earnings (loss) per share from continuing operations
Basic and diluted	$(0.05)	$0.07	$0.74

Earnings (loss) per share from discontinued operations
Basic and diluted	$0.01	$0.00	$(0.11)

Earnings (loss) per share
Basic and diluted	$(0.04)	$0.07	$0.63

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

8.           CONSOLIDATED STATEMENTS OF CASH FLOWS
	2009	2008	2007

(a)Items not affecting cash:

Unrealized (gain) loss on short-term investments	$(252,175)	$231,664	$(179,984)
Unrealized (gain) loss on foreign exchange	948	(8,136)	356,272
Impairment loss on note receivable, net (Notes 3 & 5)	18,676	58,675	-
Accretion interest on note receivable	(73,494)	(80,000)	-
Equity (earnings) loss of significantly influenced companies	(1,737)	(4,572)	723,175
Gain on dilution of investment in former equity investee	-	-	(67,881)
Gain on sale of investment in former consolidated subsidiary	-	-	(130,850)
Gain on sale of investment in former equity investee	-	-	(5,272,151)
Write-down of investment in significantly influenced company	-	31,000	140,000
Future income taxes (recovery)	3,157	-	(19,243)
	$(304,625)	$228,631	$(4,450,662)
(b)Change in non-cash components of working capital:

Decrease (increase) in accounts receivable	$19,816	$5,554	$(4,706)
(Increase) decrease in prepaid expenses	(418,385)	(25,564)	395
(Decrease) increase in accounts payable and accrued liabilities	256,384	(571,901)	587,587
Increase (decrease) in income taxes payable	278,521	(9,904)	(4,238)
	$136,336	$(601,815)	$579,038

(c) Cash and cash equivalents:
Cash and cash equivalents consist of cash balances with banks and investments in money market instruments. Cash and cash equivalents included in the statement of cash flows are comprised of the following balance sheet amounts:

Cash balances with banks	$17,269	$48,606	$38,209
Money market instruments	14,473,882	14,129,793	10,923,203
Total cash and cash equivalents	$14,491,151	$14,178,399	$10,961,412

Money market instruments consist primarily of treasury bills and investments in short term deposits with reputable Canadian financial institutions bearing interest at approximately 1% per annum with maturities of three months or less.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

9.           INCOME TAXES

The Company’s income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 33.0% (2008 – 33.5%; 2007 – 36.1%) to income as described below:

	2009	2008	2007

Income tax computed at statutory combined basic income tax rates	$(86,340)	$117,701	$1,348,503
Increase (decrease) in income tax resulting from:
Non-deductible items	38,187	19,683	(1,708)
Non-taxable equity items	(576)	8,853	287,101
Non-taxable portion of capital (gain) loss	(348)	(167,643)	(1,347,181)
Re-valuation of future tax benefits previously recognized (not recognized)	-	-	(289,000)
Future tax benefits not recognized	78,320	26,500	-
Other	(16,367)	(1,109)	(18,040)
Effective income tax provision (recovery)	$12,876	$3,985	$(20,325)

The components of income taxes are as follows:

	2009	2008	2007

Current (recovery)	$9,719	$3,985	$(1,082)
Future (recovery)	3,157	-	(19,243)
	$12,876	$3,985	$(20,325)

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

9.           INCOME TAXES  (continued)

A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:

	2009	2008

Non-current future income tax assets
Non-capital loss carry-forwards	$376,356	$511,000
Marketable securities	-	26,500
Valuation allowance	(376,356)	(537,500)
Total future income tax assets	$-	$-

The Company has non-capital loss carry-forwards of approximately $1,364,000 of which $49,000 expires in 2014, $493,000 expires in 2015, $585,000 expires in 2026 and $237,000 expires in 2029.  No future income tax assets have been recognized in respect of these non-capital losses carry-forward.

	2009	2008

Current future income tax liabilities
Short term investments	$3,157	$-
Total future income tax liabilities	$3,157	$-

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

Significant related party transactions and outstanding balances not disclosed elsewhere in these consolidated financial statements are summarized as follows:

Accounts payable and accrued liabilities include $229,171 (2008 - $Nil) due to a company of which certain directors, officers and/or shareholders are also directors and officers of the Company.

Administration and management fees of $240,000 (2008 - $240,000; 2007 - $240,000) were paid to a company of which certain directors, officers and/or shareholder are also directors and officers of the Company.

On December 31, 2007, upon the completion of the Company’s disposition of its investment interest in Polyair Inter Pack Inc., a bonus payment of $500,000 became payable to officers of the Company.  The amount was paid during 2008.

The Company’s former consolidated subsidiary (Note 11) paid rent of $Nil (2008 - $Nil; 2007 - $211,598) to a company of which directors and officers are also directors and/or officers of the Company.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

10.           RELATED PARTY TRANSACTIONS (continued)

The Company’s former consolidated subsidiary (Note 11) paid management fees of $Nil (2008 - $Nil; 2007 - $26,000) to a company of which directors, officers and/or shareholder are also directors and/or officers of the Company.

11.           DISCONTINUED OPERATIONS (2007)

Effective December 28, 2007, the Company sold all of its shares and all of the debt owed by Distinctive, a consolidated subsidiary, to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive have been classified by the Company as discontinued operations and comparative figures have been restated.

The following table provides information with respect to the amounts included in the results of discontinued operations for Distinctive:

2007

Sales	$18,990,737

Loss before income taxes	(2,473,725)
Income tax (recovery)	(55,000)
Loss before non-controlling interest	(2,418,725)
Non-controlling interest	1,231,728
Loss from discontinued operations	$(1,186,997)

     Supplementary cash flow information from discontinued operations:
Interest paid	$674,673

12.           SUBSEQUENT EVENT

As part of its ongoing management of capital, on February 19, 2010 the Company exercised its right to redeem all 315,544 of its issued and outstanding Class A Shares.  The Company will pay the redemption price of $0.44 per Class A Share to the registered holders of the shares upon surrender of the share certificates.

13.	COMPARATIVE FIGURES

The 2008 Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2009 Consolidated Financial Statements.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

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

For U.S. GAAP the Company has recorded the short term investments in quoted securities as available for sale securities which are recorded at fair market value with all unrealized holding gain and losses reflected in shareholders’ equity. Additionally, for U.S. GAAP, the Company has certain instruments for which readily determinable fair values are not available which are carried at cost, unless the investments are determined to be impaired in which case they are written down to estimated fair value, if less than cost. During 2009 and 2008 under Canadian GAAP the short term investments are carried at fair market value with all gains and losses reflected in the statement of operations.

(c)	Stock-based compensation plans:

Commencing in 2002, the Company’s accounting policy to record compensation costs for stock options at fair value is comparable to the U.S. pronouncement under FASB No. 123.  No stock options were granted in 2009, 2008 and 2007.

(d)	Investments

Certain investees of the company have differences between U.S. GAAP and Cdn GAAP accounting and disclosures.  These differences affect the company’s equity share of their earnings.

(e)	Financial statement presentation

Certain financial statement presentation is required by US GAAP that is not required for Cdn. GAAP as follows:
•	The deferred gain has been reclassified to reduce the corresponding note receivable
•	Disclosure of trade accounts payable separate from accrued liabilities
•	The statement of cash flows is prepared starting from net income rather than net income from continuing operations
•	Interest and investment income should be disclosed as other non-operating income
•	Equity in discontinued operations of an equity investee should be included with equity in continuing operations of the equity investee.
•	Provisions under Fin 48 should be shown as long-term liability when the resolution date is unknown
•	Interest and penalties on income taxes should be disclosed as part of income tax expense

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

The effect on the consolidated balance sheet of the difference between accounting principles generally accepted in Canada and those generally accepted in the United States is summarized as follows:

	Canadian Accounting Principles $	Increase (Decrease) $	U.S. Accounting Principles $
December 31, 2009
Short term investments (b)	2,475,769	69,586	2,545,355
Notes receivable (e)	96,853	(42,100)	54,753
Current assets	17,532,149	27,486	17,559,635

Investments (d)	294,164	1,516	295,680
Total assets	17,826,313	29,002	17,855,315

Accounts payable and accrued liabilities (e)	377,565	(94,000)	283,565
Trade accounts payable (e)	-	94,000	94,000
Future income taxes (e)	3,157	(3,157)	-
Current liabilities	1,498,808	(3,157)	1,495,651

Deferred gain (e)	42,100	(42,100)	-

Total liabilities	1,540,908	(45,257)	1,495,651

Common stock (a)	2,688,939	(226,420)	2,462,519
Retained earnings (a)	13,395,229	437,036	13,832,265
Accumulated comprehensive income	-	(136,357)	(136,357)
Total shareholders’ equity	16,285,405	74,259	16,359,664
Total liabilities and shareholders’ equity	17,826,313	29,002	17,855,315

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

	Canadian Accounting Principles $	Increase (Decrease) $	U.S. Accounting Principles $
December 31, 2008
Short term investments (b)	2,880,094	350,459	3,230,553
Notes receivable (e)	99,935	(42,050)	57,885
Income taxes recoverable (e)	-	10,435	10,435
Current assets	17,228,235	318,844	17,547,079

Investments (d)	292,427	249	292,676
Total assets	17,520,662	319,093	17,839,755

Accounts payable and accrued liabilities (e)	121,181	(25,164)	96,017
Trade accounts payable (e)	-	25,164	25,164
Income taxes payable (e)	839,565	(839,565)	-
Current liabilities	960,746	(839,565)	121,181

Deferred gain (e)	42,050	(42,050)	-
Income taxes payable (e)	-	850,000	850,000

Total liabilities	1,002,796	(31,615)	971,181

Common stock (a)	2,688,939	(226,420)	2,462,519
Retained earnings (a)	13,627,690	788,259	14,415,949
Accumulated comprehensive income	-	(211,131)	(211,131)
Total shareholders’ equity	16,517,866	350,708	16,868,574
Total liabilities and shareholders’ equity	17,520,662	319,093	17,839,755

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

The effect on earnings for the above differences between accounting principles generally accepted in Canada and those generally accepted in the United States are summarized as follows:

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

December 31, 2009	Canadian Accounting Principles $	Increase (Decrease) $	U.S. Accounting Principles $
Revenue
Interest income (e)	108,091	(108,091)	-
Investment income (e)	470,288	(470,288)	-
	578,379	(578,379)	-
` Expenses
Administrative and general (e)	821,097	(250,000)	571,097
Loss on foreign exchange	1,978	-	1,978
Impairment loss on note receivable	18,676	-	18,676
	841,751	(250,000)	591,751
Loss from operations before the following	(263,372)	(328,379)	(591,751)
Equity earnings of significantly influenced companies (d)	1,737	1,267	3,004
Loss from operations	(261,635)	(327,112)	(588,747)
Other income
Interest income (e)	-	108,091	108,091
Investment income (e)		470,288
(b)	-	(355,647)	114,641
	-	222,732	222,732
Loss before income taxes	(261,635)	(104,380)	(366,015)
Income taxes (b)	12,876	(3,157)
(e)		250,000	259,719
Loss for the year from continuing operations	(274,511)	(351,223)	(625,734)
Discontinued operations
Deferred gain realized on sale of former consolidated subsidiary	42,050	-	42,050
Net loss for the year	(232,461)	(351,223)	(583,684)
Other comprehensive income (loss), net of taxes
Unrealized gain(loss) on available for sale securities (b)	-	74,774	74,774
Comprehensive income for the year	(232,461)	(276,449)	(508,910)

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

December 31, 2008	Canadian Accounting Principles $	Increase (Decrease) $	U.S. Accounting Principles $
Revenue
Interest income (e)	361,211	(361,211)	-
Investment income (loss) (e)	(1,045,628)	1,045,628	-
	(684,417)	684,417	-
Expenses	(1,062,193)	-	(1,062,193)
Earnings from operations before the following	377,776	-	1,062,193
Equity earnings of significantly influenced companies (d)	4,572	249	4,821
Write-down of investment in significantly influenced company	(31,000)	-	(31,000)
	(26,428)	249	(26,179)
Earnings from operations	351,348	684,666	1,036,014
Other income
Interest income (e)	-	361,211	361,211
Investment income (loss) (e)	-	(1,045,628)
(b)		668,145	(377,483)
	-	(16,272)	(16,272)
Earnings before income taxes	351,348	668,394	1,019,742
Income taxes	3,985	-	3,985
Earnings for the year	347,363	668,394	1,015,757
Other comprehensive income (loss), net of taxes
Unrealized gain(loss) on available for sale securities (b)	-	(73,392)	(73,392)
Comprehensive income for the year	347,363	595,002	942,365

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

Prior period adjustment

The previously issued financial statements have been restated to correct an error in the accounting for short term investments.  Previously, the Company improperly accounted for its investments in investment funds as available for sale securities in accordance with FAS 115.  Under U.S. GAAP, as those investments do not have readily determinable fair values, they should be reported at cost, unless the investments are determined to be impaired in which case they are written down to estimated fair value, if less than cost.  The following schedules disclose the impact of correcting this error on the previously reported 2007 U.S. GAAP amounts.

	Originally Stated U.S. Accounting Principles	Change	As Restated U.S. Accounting Principles

December 31, 2007

Consolidated Statement of Operations and Other Comprehensive Income

Earnings (loss) from operations	(872,244)	(553,933)	(1,426,177)
Investment income (loss)	359,629	(106,555)	253,074
Equity earnings of former equity investee	-	639,964	639,964
Share of loss from discontinued operations of
former equity investee	639,964	(639.964)	-
Unrealized gain (loss) on available for sale securities	(289,366)	306,851	17,485
Earnings (loss) from continuing operations	3,755,788	211,481	3,967,269
Net earnings for the year	2,886,827	(106,555)	2,780,272
Comprehensive income for the year	3,269,390	148,065	3,417,455

Earnings (loss) per share from continuing operations	0.68	0.10	0.78
Earnings (loss) per share from discontinued operations	(0.11)	(0.12)	(0.23)
Earnings (loss) per share	0.57	(0.02)	0.55

Diluted earnings (loss) per share from
continuing operations	0.68	0.10	0.78
Diluted earnings (loss) per share from
discontinued operations	(0.11)	(0.12)	(0.23)
Diluted earnings (loss) per share	0.57	(0.02)	0.55

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)
December 31, 2007	Canadian Accounting Principles $	Increase (Decrease) $	U.S. Accounting Principles $
Revenue
Interest income (e)	194,304	(194,304)	-
Investment income (loss) (e)	359,629	(359,629)	-
	553,933	(553,933)	-
Expenses	1,426,177	-	1,426,177
Loss from operations before the following	(872,244)	(553,933)	(1,426,177)
Equity earnings of significantly influenced companies (d)	(723,175)	25,236	(697,939)
Gain on dilution of investment in former equity investee (d)	67,881	2,686	70,567
Equity in earnings of former equity investee (d)	-	639,964	639,964
Gain on sale of investment in former consolidated subsidiary	130,850	-	130,850
Gain on sale of former equity investee (d)	5,272,151	(294)	5,271,857
Write-down of investment in significantly influenced company (d)	(140,000)	(349,556)	(489,556)
	4,607,707	318,036	4,925,743
Earnings from continuing operations	3,735,463	(235,897)	3,499,566
Other income
Interest income (e)	-	194,304	194,304
Investment income (loss) (e)	-	359,629
(b)		(106,555)	253,074
	-	447,378	447,378
Earnings from operation before income taxes	3,735,463	211,481	3,946,944
Income taxes	(20,325)	-	(20,325)
Earnings from operations for the year	3,755,788	211,481	3,967,269
Discontinued operations
Loss from discontinued operations, net of taxes	(1,186,997)	-	(1,186,997)
Share of earnings from discontinued operation of Former equity investee (e)	639,964	(639,964)	-
	(547,033)	(639,964)	(1,186,997)
Net earnings for the year	3,208.755	(428,483)	2,780,272
Other comprehensive income (loss), net of taxes
Share of unrealized exchange loss of former equity investee	(321,100)	(90,303)	(411,403)
Reclassification of unrealized exchange gain of former equity investee to earnings	1,078,188	303,220	1,381,408
Equity in comprehensive loss of significantly influenced company (d)	-	(135)	(135)
Unrealized gain(loss) on available for sale securities (b)	-	17,485	17,485
Related tax impact	-	(350,172)	(350,172)
	757,088	(119,905)	637,183
Comprehensive income for the year	3,965,843	(548,388)	3,417,455

On December 31, 2007 the Company completed the sale of its 22.15% shareholding in Polyair Inter Pack Inc.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Earnings per Share
	2009	2008	2007
Earnings (loss) from continuing operations - U.S. GAAP	(625,734)	1,015,757	3,967,269
Earnings (loss) per share from continuing operations – U.S. GAAP
Basic	(0.12)	0.20	0.78
Diluted	(0.12)	0.20	0.78
Earnings (loss) from discontinued operations - U.S. GAAP	42,050	-	(1,186,997)
Loss per share from discontinued operations – U.S. GAAP
Basic	0.01	0.00	(0.23)
Diluted	0.01	0.00	(0.23)
Net earnings (loss) - U.S. GAAP	(583,684)	1,015,757	2,780,272
Earnings (loss) per share - U.S. GAAP
Basic	(0.11)	0.20	0.55
Diluted	(0.11)	0.20	0.55

Reconciliation of U.S. GAAP Effective Income Tax Provision (Recovery):

	2008	2008	2007
	$	$	$

Income tax computed at statutory combined income tax rates	(120,785)	341,614	1,424,847
Increase (decrease) in tax resulting from
Non-deductible expenses	(44,314)	19,683	(1,708)
Non-taxable equity items	(994)	8,769	172,290
Non-taxable portion of capital (gain) loss	(348)	(279,558)	(1,327,947)
Re-valuation of future tax benefits previously recognized (not recognized)	-	-	(289,000)
Future tax benefits not recognized	78,320	14,207	-
Interest on tax reassessment	250,000	-	-
Other	97,840	(100,730)	1,193

Effective income tax provision (recovery)	259,719	3,985	(20,325)

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Reconciliation of U.S. GAAP Effective Income Tax Provision on discontinued operations:
	2009	2008	2007
	$	$	$

Income tax computed at statutory combined income tax rates	13,876	-	(893,015)
Increase (decrease) in tax resulting from
Non-deductible expenses	-	-	4,422
Re-valuation of future tax benefits previously recognized (not recognized)	-	-	833,593
Other	(13,876)	-	-

Effective income tax provision	-	-	(55,000)

Income Taxes

In accordance with FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), the Company classified interest and penalties associated with income tax positions in income tax expenses.  The Company did not incur any interest and penalties with income tax positions for the years 2008 and 2007.

In accordance with FIN 48, the Company has unrecognized tax benefits of approximately $850,000 that, if recognized, would affect the effective tax rate.  At December 31, 2009 the tax position for fiscal years 2004 and on still remain opened for examination by major tax authorities.  Subsequent to the year end, the Company and major tax authorities entered into an agreement whereby the tax positions for 2004 and on were settled on a mutually acceptable basis.  All interest and taxes relating thereto have been provided for in these financial statements.

Reconciliation of Shareholders’ Equity:
	2009	2008	2007
	$	$	$

Shareholders’ equity based on Canadian GAAP	16,285,405	16,517,866	16,178,008
Correction of accounting error on valuation of short term investments	-	-	(244,294)
Adjustment of short term investments to cost basis	69,586	350,459	-
Future income taxes	3,157
Effect of GAAP differences in subsidiaries and effectively controlled companies on equity investment transactions	1,516	249	-
Shareholders’ equity based on U.S. GAAP	16,359,664	16,868,574	15,933,714

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

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

	2009	2008

Note receivable, non-interest bearing discounted at 17.5%, repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009 and each anniversary thereafter. The note is secured by the shares of a former consolidated subsidiary, Distinctive Designs Furniture Inc. (“Distinctive”)	$437,578	$457,513

Accretion interest	73,429	80,000

Deferred gain on discounted note receivable (Note 5)	(378,900)	(420,953)

	132,107	116,560

Allowance for doubtful accounts	(77,354)	(58,675)

	54,753	57,885

Less: current portion	54,753	57,885
	$-	$-

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

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Investment income

	2009	2008	2007

Distributions from limited partnerships	$28,528	$28,528	$28,528
Management fees	-	13,734	35,987
Gain (loss) on investments	86,113	(419,745)	188,559

Investment income	$114,641	$(377,483)	$253,074

Related Party Transactions

    The Company has outstanding balances and transactions with its consolidated subsidiary and former subsidiary, which have been eliminated on consolidation.

	2009		2008		2007
	$		$		$
2041804 Ontario Inc. (consolidated subsidiary)

Non-interest bearing loan payable denominated in U.S. Dollars		14,389,245		16,658,086		13,542,681
Foreign exchange gains (losses)		(2,285,870)		3,100,746		(2,377,648)

Distinctive Designs Furniture Inc. (former consolidated subsidiary) (Note 11)

Interest revenue		-		-		76,473

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

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

Short-term investments – The estimated fair values of the short term investments are based on quoted market prices and/or other market data for the same or comparable instruments and transactions of the underlying net assets in establishing the price. Short-term investments are valued using the market value technique.

Notes receivable – The estimated fair value of the note receivable is based on unobservable inputs that cannot be corroborated by observed market data.  Notes receivable are valued using the income approach technique.

		Fair Value Measurements at Reporting Date Using:

Assets:	December 31, 2009	Quoted Prices in Active Markets for Identical Level Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash	14,491,151	$14,491,151	-	-
Short-term investments	2,475,769	377,315	-	2,098,454
Investments	294,164	-	294,164	-

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Short Term Investments

Balance at beginning of period	$2,577,554

Additional investments	-

Redemption of investments	(846,086)

Unrealized gain on investments not included in earnings	280,873

Loss on investments included in earnings	86,113

Balance at end of period	$2,098,454

Subsequent Events

Management has reviewed events subsequent to the balance sheet date through to June 22, 2010 and have concluded that there are no material reportable events except as follows:

•	The completion of the amalgamation with Genterra Inc. on May 10, 2010.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Recent United States Accounting Pronouncements:

Effective July 1, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became the single official source of authoritative, nongovernmental U.S. GAAP. The historical U.S. GAAP hierarchy was eliminated and the ASC became the only level of authoritative U.S. GAAP, other than guidance issued by the SEC. The Corporation’s accounting policies were not affected by the conversion to ASC.

Business Combinations

In April 2009, the FASB issued a pronouncement on what is now codified as ASC Topic 805, Business Combinations. This pronouncement issued authoritative guidance on accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which amends the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination under previously issued guidance. The authoritative guidance requires that such contingencies be recognized at fair value on the acquisition date if fair value can be reasonably estimated during the allocation period. The new guidance is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, and was adopted by the Corporation on January 1, 2009. The adoption of this new guidance had no material impact on the Corporation’s financial position, results of operations or cash flows.

Financial instruments

In April 2009, the FASB issued a pronouncement on what is now codified as ASC Topic 825, Financial Instruments. This pronouncement issued new accounting guidance addressing the interim disclosures about the fair value of financial instruments, which amended the previous disclosures regarding the fair value of financial instruments, and interim financial reporting. This new guidance requires disclosures about the fair value of financial instruments in interim financial statements, in addition to the annual financial statements as already required. This new accounting guidance became effective for interim periods ending after June 15, 2009, and was adopted by the Corporation during the quarter ended June 30, 2009. The adoption of this new guidance had no material impact on the Corporation’s financial position, results of operations or cash flows.

Subsequent Events

In May 2009, the FASB issued a pronouncement on what is now codified as ASC Topic 855, Subsequent Events. This pronouncement issued authoritative guidance in accounting for subsequent events which establishes general standards of accounting for and disclosures of events that occur after balance sheet date but before financial statements are issued or are available to be issued.

Specifically, ASC Topic 855 provides:

•
The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

•	The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and

•	The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

This accounting guidance was effective for interim or fiscal periods ending after June 15, 2009 and was adopted by the Corporation during the quarter ended June 30, 2009. This guidance did not have a material impact on the Corporation’s financial position, results of operations, or cash flows.

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

In June 2009, the FASB issued ASC Topic 105-10, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" which established the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative GAAP to be applied by nongovernmental entities. The Codification is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the Codification. All other accounting guidance not included in the Codification is non-authoritative. The Codification was effective for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have an impact on the Corporation’s consolidated financial position, results of operations or cash flows.

Measuring Liabilities at Fair Value

On August 28, 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, Measuring Liabilities at Fair Value. The ASU provides guidance on how to measure the fair value of liabilities when observable market information is not available. If a quoted price in an active market for an identical liability is available it should be used to value the liability. In circumstances when a quoted price in an active market for an identical liability is not available, the ASU requires that the fair value of the liability be measured using one or more of the following techniques:

•	A valuation technique that uses:

•	The quoted price of the identical liability when traded as an asset

•	Quoted prices for similar liabilities or similar liabilities when traded as assets

•	Another valuation technique that is consistent with the principles of ASC Topic 820, Fair Value Measurements and Disclosures, such as an income approach or a market approach.

When using the quoted price of an identical liability when traded as an asset, an entity:

•	Should adjust for factors that are not applicable to the fair value of the asset price of the liability (e.g., the quoted price of the asset includes the effect of third-party credit guarantees)

•	Should not adjust the asset price for the effect of a restriction preventing the sale of the asset.

If a quoted price for an identical liability when traded as an asset in an active market is available, the asset price is considered to be a Level 1 fair value measurement for the liability, provided that no adjustment(s) to the quoted price of the asset is required.

The ASU is effective for the first reporting period (including interim periods) beginning after issuance. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Corporation’s financial position, results of operations, or cash flows

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

14.	SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Fair Value Measurements and Disclosures

On November 1, 2009, the Corporation adopted authoritative guidance for fair value measurements which is now codified as ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This authoritative guidance addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. The adoption of this guidance did not have a material impact on the Corporation’s financial position, results of operations, or cash flows.

Other recent accounting pronouncements

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed to have a material impact on the Corporation's present or future consolidated financial position.

CONSOLIDATED MERCANTILE INCORPORATED
SCHEDULE 2
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Column A	Column B	Column C					Column D	Column E	Column F
Description	Balance Beginning of Period	Charged to Costs and Expenses			Additions Charged to Other Accounts – Describe		Other (2)	Deductions- Describe	Balance End of Period
	$	$			$		$	$	$
Allowance for doubtful accounts
December 31, 2009	58,675		18,679	(1)		-	-	-	77,354
December 31, 2008	-		58,675	(1)		-	-	-	58,675
December 31, 2007	92,080		-			-	(92,080)	-	-

(1)  Reserve on note receivable, net of deferred gain, (see Notes 3 & 5) to 2009 Annual Consolidated Financial Statements)

(2)  Disposal of former consolidated subsidiary.

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

Dated: June 30, 2010